As filed with the Securities and Exchange Commission on July 20, 2006

Registration No. 333-133895

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

To

FORM S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AFFINION GROUP, INC.

and the Guarantors identified in footnote (1) below

(Exact name of registrant as specified in its charter)

Delaware	7389	06-1637809
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 Connecticut Avenue

Norwalk, CT 06850

(203) 956-1000

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Todd H. Siegel, Esq.

Executive Vice President and General Counsel

Affinion Group, Inc.

100 Connecticut Avenue

Norwalk, CT 06850

(203) 956-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Rosa A. Testani, Esq.

Akin Gump Strauss Hauer & Feld LLP

590 Madison Avenue

New York, New York 10022

(212) 872-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

ADDITIONAL SUBSIDIARY GUARANTOR REGISTRANTS:

(1)	Each of the following is a guarantor of the obligations of Affinion Group, Inc. under the 10 1/8% Senior Notes due 2013 and the 11½% Senior Subordinated Notes due 2015, each is a Co-Registrant, and each is incorporated in the jurisdiction and has the I.R.S. Employer Identification Number indicated: Affinion Benefits Group, Inc., a Delaware corporation (06-1282786); Affinion Data Services, Inc., a Delaware corporation (22-3797237); Affinion Group, LLC, a Delaware limited liability company (06-1501906); Affinion Publishing, LLC, a Delaware limited liability company (06-1282776); Cardwell Agency, Inc. a Virginia corporation (54-1374514); CUC Asia Holdings, a Delaware general partnership (06-1487080); Long Term Preferred Care, Inc., a Tennessee corporation (62-1455251); Travelers Advantage Services, Inc., a Delaware corporation (20-2221128); Trilegiant Auto Services, Inc., a Wyoming corporation (06-1633722); Trilegiant Corporation, a Delaware corporation (20-0641090); Trilegiant Insurance Services, Inc., a Delaware corporation (06-1588614); Affinion Loyalty Group, Inc., a Delaware corporation (06-1623335); and Trilegiant Retail Services, Inc., a Delaware corporation (06-1625615). Pursuant to Rule 457(n), no additional registration fee is payable with respect to such guarantees.

The registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any state where the offer is not permitted.

Subject to completion, dated July 20, 2006

Affinion Group, Inc.

Offer to Exchange

$304,000,000 aggregate principal amount of 10 1/8% Senior Notes due 2013 which have been registered under the Securities Act of 1933 for $304,000,000 aggregate principal amount of outstanding 10 1/8% Senior Notes due 2013.

$355,500,000 aggregate principal amount of 11 1/2% Senior Subordinated Notes due 2015 which have been registered under the Securities Act of 1933 for $355,500,000 aggregate principal amount of outstanding 11 1/2% Senior Subordinated Notes due 2015.

We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the “exchange offer”), to exchange up to

•	$304,000,000 aggregate principal amount of our registered 10 1/8% Senior Notes due 2013, which we refer to as the exchange senior notes, for a like principal amount of our outstanding 10 1/8% Senior Notes due 2013, which we refer to as the old senior notes, and

•	$355,500,000 aggregate principal amount of our registered 11 1/2% Senior Secured Subordinated Notes due 2015, which we refer to as our exchange senior subordinated notes, for a like principal amount of our outstanding 11 1/2% Senior Secured Subordinated Notes due 2015, which we refer to as our old senior subordinated notes.

The terms of the exchange notes are identical to the terms of the old notes in all material respects, except for the elimination of some transfer restrictions, registration rights and additional interest provisions relating to the old notes.

Interest on the exchange notes, like the old notes, will be payable semiannually on April 15 and October 15. The exchange senior notes will mature on October 15, 2013, and the exchange senior subordinated notes will mature on October 15, 2015. We may redeem some or all of the exchange senior notes at any time on or after October 15, 2009 and the exchange senior subordinated notes at any time on or after October 15, 2010, at the redemption prices set forth in this prospectus. In addition, we may redeem up to 35% of the aggregate principal amount of the exchange senior notes and the exchange senior subordinated notes using net proceeds from certain equity offerings completed on or prior to October 15, 2008.

The exchange senior notes and guarantees thereof, like the old senior notes and guarantees thereof, will be our and the applicable guarantor’s senior unsecured obligations and will rank equally in right of payment to all of our and the applicable guarantor’s existing and future senior indebtedness ($1,124.0 million as of March 31, 2006 on a pro forma basis, including the senior notes), senior in right of payment to all of our and the applicable guarantor’s existing and future subordinated indebtedness ($355.5 million as of March 31, 2006 on a pro forma basis, all of which would have consisted of the senior subordinated notes and guarantees thereof), be effectively subordinated in right of payment to our and the applicable guarantor’s secured indebtedness to the extent of the value of the assets securing such indebtedness (approximately $820.8 million as of March 31, 2006 on a pro forma basis), and be effectively subordinated to all obligations, including trade payables, of each of our and the applicable guarantor’s existing and future subsidiaries that are not guarantors (approximately $90.1 million as of March 31, 2006 on a pro forma basis).

The exchange senior subordinated notes and guarantees thereof, like the old senior subordinated notes and guarantees thereof, will be our and the applicable guarantor’s senior subordinated unsecured obligations and will rank junior in right of payment to all of our and the applicable guarantor’s existing and future senior indebtedness ($1,124.0 million as of March 31, 2006 on a pro forma basis), rank equally in right of payment with all of our and the applicable guarantor’s future senior subordinated indebtedness, be effectively subordinated in right of payment to our and the applicable guarantor’s secured indebtedness to the extent of the value of the assets securing such indebtedness ($820.8 million as of March 31, 2006 on a pro forma basis), and be effectively subordinated to all obligations, including trade payables, of each of our and the applicable guarantor’s existing and future subsidiaries that are not guarantors (approximately $90.1 million as of March 31, 2006 on a pro forma basis) and rank senior in right of payment to all of our and the applicable guarantor’s future subordinated indebtedness.

We will exchange any and all old notes that are validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on                     , 2006, unless extended.

We have not applied, and do not intend to apply, for listing the notes on any national securities exchange or automated quotation system.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

You should carefully consider the risk factors beginning on page 21 of this prospectus before participating in this exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2006.

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our exchange notes. In this prospectus, unless the context otherwise requires or indicates, (i) all references to “Affinion,” the “Company,” “we,” “our” and “us” refer to Affinion Group, Inc., a Delaware corporation, and its subsidiaries on a consolidated basis after giving effect to the consummation on October 17, 2005 of the acquisition (the “Acquisition”) by Affinion Group, Inc. of Affinion Group, LLC (known as Cendant Marketing Group, LLC prior to the consummation of the Acquisition) (“AGLLC”) and Affinion International Holdings Limited (known as Cendant International Holdings Limited prior to the consummation of the Acquisition) (“AIH”) and the other transactions described in this prospectus under “The Transactions,” but for periods prior to the Acquisition, refer to the historical operations of Cendant Marketing Services Division (a division of Cendant Corporation) (the “Predecessor”) that we acquired in the Acquisition, (ii) all references to “Holdings” refer to our parent company, Affinion Group Holdings, Inc., a Delaware corporation, (iii) all references to “pro forma” statement of operations data give effect to the Transactions, the Refinancing and the Additional Senior Notes Offering set forth under “Unaudited Pro Forma Condensed Consolidated Financial Information,” and all references to “pro forma” balance sheet data give effect to the Refinancing and the Additional Senior Notes Offering and (iv) all references to “fiscal year” are to the twelve months ended December 31 of the year referenced.

Until                     , 2006 (90 days after the date of this prospectus), all dealers effecting transactions in the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus.

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WHERE YOU CAN FIND MORE INFORMATION

We will be required to file annual and quarterly reports and other information with the SEC after the registration statement described below is declared effective by the SEC. You may read and copy any reports, statements and other information that we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E. Room 1580, Washington, D.C. 20549. You may request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call 1-800-SEC-0330 for further information on the public reference rooms. Our filings will also be available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

We have filed a registration statement on Form S-4 to register with the SEC the exchange notes to be issued in exchange for the old notes and guarantees thereof. This prospectus is part of that registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You should note that where we summarize in the prospectus the material terms of any contract, agreement or other document filed as an exhibit to the registration statement, the summary information provided in the prospectus is less complete than the actual contract, agreement or document. You should refer to the exhibits filed to the registration statement for copies of the actual contract, agreement or document.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

INDUSTRY AND MARKET DATA

Industry and market data used throughout this prospectus were obtained from the Direct Marketing Association’s Statistical Fact Book 2005, Topic Overview: US Online Retail by Forrester Research, Inc. (December 2005), and others. While we believe that our own research and estimates are reliable and appropriate, we have not independently verified such data nor have we made any representation as to the accuracy of such information. Unless otherwise indicated, all references to market share data appearing in this prospectus are as of December 31, 2005.

TRADEMARKS

We have proprietary rights to a number of trademarks used in this prospectus which are important to our business, including Affinion Group, Trilegiant, Progeny Marketing Innovations, Cims, Trilegiant Loyalty Solutions, PrivacyGuard, Hot-Line, Travelers Advantage, Shoppers Advantage, AutoVantage, CompleteHome, Buyers Advantage, HealthSaver, NHPA, Enhanced Checking, Small Business Solutions and Wellness Extras. We have omitted the “®” and “™” trademark designations for such trademarks in this prospectus. Nevertheless, all rights to such trademarks named in this prospectus are reserved.

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SUMMARY

The following summary contains basic information about this offering contained elsewhere in this prospectus. It is not complete and may not contain all of the information that is important to you. You should read this entire prospectus carefully, including “Risk Factors,” the consolidated and combined financial statements and the related notes thereto, before making an investment decision.

We refer to the old senior notes and the old senior subordinated notes collectively as the old notes. We refer to the exchange senior notes and the exchange senior subordinated notes collectively as the exchange notes. We refer to the old notes and the exchange notes collectively as the notes. We refer to the old senior notes and the exchange senior notes collectively as the senior notes and the old senior subordinated notes and the exchange senior subordinated notes collectively as the senior subordinated notes.

Our Company

We are a leading affinity direct marketer to consumers of value-added membership programs and services in which program members receive various benefits, discount opportunities and incentives, and of insurance and package enhancement programs and services to our affinity partners who in turn offer them to their consumers. We have over 30 years of experience in the affinity direct marketing industry. Affinity direct marketing is a subset of the larger direct marketing industry which involves direct marketing to the customers of affinity partners, such as financial institutions and retailers. We offer our programs and services worldwide through approximately 4,500 affinity partners as of March 31, 2006. Affinity partners are third parties with whom we have a contractual relationship and through whom we offer our products and services to their clients. Our diversified base of affinity partners includes leading companies in a wide variety of industries, including financial services, retail, travel, telecommunications, utilities and Internet. We market to consumers using direct mail, online marketing, in-branch marketing, telemarketing and other marketing methods. We generate predictable revenues and cash flows because of our large base of existing customers, which accounts for the majority of our near-term cash flow, and the fact that customer retention and renewals generally follow well-established patterns. We also have a growing loyalty solutions operation which administers points-based loyalty programs in which members receive points that can be redeemed for discounts, cash and merchandise as a reward for continued loyalty to a particular program or partner. As of December 31, 2005, we had worldwide approximately 70 million members and end-customers, and approximately 3,000 employees in the U.S. and 11 countries, primarily in Europe. We refer to members as those consumers to whom we provide services directly and have a contractual relationship. We refer to end-customers as those consumers that we service on behalf of a third party, such as one of our affinity partners, with whom we have a contractual relationship. We calculate the number of our members by taking a weighted average for the period based on the number of customers who are active in our programs. We calculate the number of end-customers based on the number of customers whom we are required to service under our agreements. For the year ended December 31, 2005, we had pro forma net revenues of $1.2 billion, pro forma Adjusted EBITDA (as defined on page 19) of $257.2 million and a pro forma net loss of $433.8 million. For the year ended December 31, 2005 and the three months ended March 31, 2006, we derived approximately 59% and 49%, respectively, of our net revenues from members and end-customers under marketing and servicing arrangements with 10 of our affinity partners. For the three months ended March 31, 2006, we had pro forma net revenues of $245.9 million, and a pro forma net loss of $127.2 million.

We operate our business through the following operating segments:

•	Membership Operations (54.0% of 2005 pro forma net revenues)—Our membership operations in the U.S. are operated through Trilegiant, which designs, implements, and markets membership programs to customers of our affinity partners. We believe we are the leader in the U.S. affinity membership marketing industry with approximately 13.6 million members as of December 31, 2005. For an annual or monthly membership fee, we provide members with access to a variety of discounts and shop-at-home conveniences in such areas as retail merchandise, travel, automotive and home improvement; as well as personal protection benefits and value-added services including credit monitoring and identity-theft resolution services. Our affinity partners, such as financial institutions, retailers and other consumer-oriented companies, offer individual membership programs to their customers as an enhancement to, or in connection with, their use of credit and/or debit cards, checking accounts, mortgage loans or other financial payment vehicles.

•	Insurance and Package Operations (26.5% of 2005 pro forma net revenues)—Our insurance and package enhancement operations in the U.S. are operated through Affinion Benefits Group, Inc. (formerly known as Progeny Marketing Innovations, Inc.) (“Progeny”). We believe we are a leading direct marketer of accidental death and dismemberment insurance (“AD&D”) in the U.S. with over 31 million end-customers. We serve as an agent and third-party administrator for the marketing of AD&D and other insurance programs, and market private-label insurance programs to the customers of our affinity partners, typically financial institutions, primarily through direct mail.

•	International Operations (14.8% of 2005 pro forma net revenues)—Our international membership and package enhancement operations are operated primarily in Europe through Cims. We believe we are the largest marketer of membership programs and package enhancement programs in Europe, with approximately 2.2 million members and 16.7 million end-customers as of December 31, 2005.

•	Loyalty Operations (4.7% of 2005 pro forma net revenues)—Our growing loyalty operations are operated through Affinion Loyalty Group, Inc. (“ALG”) (formerly known as Trilegiant Loyalty Solutions) (“TLS”). We believe we are a leader in online points redemption and administrative services and currently manage approximately 125 billion points for our customers with an estimated redemption value of over $1.5 billion as of December 31, 2005. We typically charge clients a per-member and/or a per-activity administrative fee for our services and do not retain any points-related liabilities.

Our Competitive Strengths

Global Leader in a Growing Industry. We are a leading affinity direct marketer of value-added membership, insurance and package enhancement programs and services with approximately 70 million members and end-customers worldwide and a network of approximately 4,500 affinity partners as of March 31, 2006.

Proven Business Model Generates Predictable Financial Results with Significant Future Revenue Streams. Our business model includes planning new marketing initiatives based on predicted response and attrition rates, as well as other variables (such as product and servicing costs) drawn from in-depth analysis of our prior marketing campaigns.

Flexible Operating Model Focused on Free Cash Flow Generation. We believe that our operating model will generate significant free cash flow, which we define as cash provided by operating activities less capital expenditures and required debt service payments, as a result of our low capital expenditure requirements and variable cost structure. Our operating model is also highly scalable, allowing us to expand our business without significant additional fixed costs.

Strong, Long-Term Relationships with Diverse Affinity Partners. We have cultivated strong long-term relationships with our affinity partners who are in a wide variety of industries, including financial services, retail, travel, telecommunications, utilities, Internet and other media.

Disciplined Marketing Approach Driven by Models and Proprietary Databases. We have over 30 years of experience in creating, executing and refining marketing programs with our affinity partners. Our marketing approach employs models and proprietary databases containing preferences and response rates for our products, as well as detailed performance and profitability data.

Leading Loyalty Solutions Platform. We currently manage approximately 125 billion points with an estimated redemption value of over $1.5 billion as of December 31, 2005. We believe we are well positioned in this business due to our scale, leading technical capabilities and experience in assisting companies to manage their points liabilities, which are vital to companies seeking to differentiate their programs and enhance their efficiency and profitability.

Committed and Experienced Management Team. Our senior management team has extensive experience in the direct marketing industry, with a proven operational track record and strong relationships with key decision-makers at our affinity partners.

Risk Factors

Despite our competitive strengths summarized above and discussed elsewhere in this prospectus, participating in this exchange offer involves substantial risk. In addition, our ability to execute our business strategy is subject to certain risks. Before you participate in this exchange offer, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors” beginning on page 21. For example, the following key risks may cause us not to realize the full benefits of our competitive strengths or may cause us to be unable to successfully execute all or part of our business strategy or may materially adversely affect our business, financial condition, results of operations or ability to pay the notes.

•	Substantial Indebtedness. We are a highly leveraged company. Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments on the notes. We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful. Despite our substantial indebtedness, we may still be able to incur significantly more debt. In addition, your right to receive payments on the notes is effectively junior to those lenders who have a security interest in our assets and to all liabilities of our non-guarantor subsidiaries.

•	Limited Operating History. We have a limited history as a stand-alone company and may not be successful as an independent company. The financial information in this prospectus may not be reflective of our operating results and financial condition as a separate, stand-alone entity.

•	Concentration Risk. We derive a substantial amount of our revenue from the members and end-customers we obtained through only a few of our affinity partners. If we were to lose one or more of our agreements with our affinity partners, we would lose access to prospective members and end-customers and could lose sources of revenue.

•	Competition Risk. Our business is highly competitive. We may be unable to compete effectively with other companies in our industry that have financial or other advantages and increased competition could lead to reduced market share, a decrease in margins and a decrease in revenue.

•	Regulatory Risk. Our business is increasingly subject to U.S. and foreign governmental regulation, which could impede our ability to market our programs and services and reduce our profitability. In addition, we are subject to numerous legal actions that could have a negative impact on our financial condition, results of operations, cash flows or reputation.

•	Control by Apollo. Approximately 97% of the common stock of Holdings is held by investment funds affiliated with Apollo. As a result, Apollo controls us and has the power to elect a majority of the members of our board of directors, appoint new management and approve any action requiring the approval of the holders of Holdings’ stock, including approving acquisitions or sales of all or substantially all of our assets. Apollo’s interests may differ from your interests as a holder of the notes.

Our Business Strategy

Our strategy is to maintain and enhance our position as a leading global affinity direct marketer by providing valuable, high quality and affordable programs and services that reinforce the relationship between the customer and our affinity partners and to focus on attractive opportunities which would increase our growth and cash flows. The principal elements of this strategy are summarized below.

•	Focus on Increasing Profitability. The integration of our operations will enable us to further optimize the allocation of our marketing spend across all of our operations and geographic regions in order to maximize the returns on each marketing campaign and, therefore, our overall long-term profitability. In addition, we expect that an expansion of our range of hybrid or bundled programs, the ongoing shift of members from annual to monthly billing programs, minimizing operating costs and capitalizing on the benefits of outsourcing and a more variable cost structure will increase our profitability.

•	Continue to Execute Our Online Strategy for Customer Acquisition and Fulfillment. Since late 2003, we have pursued a strategy of leveraging the Internet for customer acquisition and fulfillment in order to capitalize on the increasing penetration and usage rates of the Internet, and we will continue to do so.

•	Expand Our Range of Affinity Partners. We believe there are substantial opportunities to increase our presence in the travel, cable, telecom and utilities industries, in both the U.S. and Europe.

•	Grow Our International Retail Operations. We believe that we are well positioned to provide our affinity partners and clients with comprehensive offerings on a global basis, particularly with our membership programs. We intend to grow our international retail membership operations by leveraging our significant U.S. experience to offer membership programs comparable to existing U.S. membership programs to European customers.

•	Continue to Focus on New Program Development. We continually develop and test new programs to identify consumer trends that can be converted into revenue-enhancing opportunities.

•	Leveraging Best Practices and Cross-Selling Opportunities. Since completing the integration of our operations, which we began in 2004, we have begun implementing best practices across our operations. We also intend to capitalize on the significant opportunities to cross-sell products across business lines and geographical regions that have been created by our business integration.

The Transactions

On July 26, 2005, we, along with our parent company, Holdings, entered into a purchase agreement with Cendant. Pursuant to the purchase agreement, on October 17, 2005, we purchased from Cendant all of the equity interests of AGLLC, and all of the share capital of AIH. The aggregate purchase price paid to Cendant was approximately $1.8 billion (consisting of cash and newly issued preferred stock of Holdings and after giving effect to certain fixed adjustments), subject to further adjustments as provided in the purchase agreement. These purchase price adjustments primarily relate to management retention and supplemental bonus payments which are earned over a one year period from the closing date of the Acquisition. If payments are not made to members of management because they resign or are terminated for cause, applicable cash amounts will be paid to Cendant. Any purchase price adjustment related to these management bonus refunds will be recorded in the fourth quarter of 2006. In addition, Cendant received a warrant to purchase up to 7.5% of the common stock of Holdings, subject to customary anti-dilution adjustments.

As a result of the Acquisition, Holdings owns 100% of our total capital stock. As of December 31, 2005, (i) approximately 97% of Holdings’ outstanding common stock is owned by Affinion Group Holdings, LLC, a Delaware limited liability company (“Parent LLC”) and an affiliate of Apollo Management V, L.P. (“Apollo”), with the remaining 3% owned by the management stockholders and (ii) 100% of Holdings’ outstanding preferred stock is owned by Cendant.

In connection with the Acquisition, (i) we and Holdings entered into a $960.0 million senior secured credit facility, consisting of a $100.0 million revolving credit facility and an $860.0 million term loan B facility, with Credit Suisse First Boston LLC (“Credit Suisse”) and Deutsche Bank Securities Inc. (“DBSI”) as joint bookrunners and joint lead arrangers, Credit Suisse, Cayman Islands Branch, as administrative agent, DBSI as syndication agent, Bank of America, N.A. and BNP Paribas Securities Corp. (“BNPPSC”) as co-documentation agents, and other lenders, (ii) we and Holdings entered into a $383.6 million unsecured senior subordinated bridge loan facility with Credit Suisse, Cayman Islands Branch, as administrative agent, DBSI as syndication agent, Banc of America Bridge LLC and BNPPSC as co-documentation agents, and Credit Suisse and DBSI as joint lead arrangers and joint bookrunners, and other lenders and (iii) we entered into an indenture with Wells Fargo Bank, National Association, as trustee, and issued $270 million of our 10 1/8% senior notes due 2013 (the “initial senior notes”) in a private placement offering.

Additionally, in connection with the Acquisition, affiliates of Apollo made a cash equity investment of approximately $275.0 million. In this prospectus, we refer to the borrowings under our credit facility and our senior subordinated bridge loan facility, our issuance of the initial senior notes and the equity investment, along with the application of the proceeds therefrom, collectively, the “Acquisition Financing.”

As used in this prospectus, the term “Transactions” means, collectively, the Acquisition and the Acquisition Financing.

The Acquisition was financed by:

•	the $266.4 million of gross proceeds from the issuance of $270 million principal amount of our initial senior notes;

•	borrowings of $860.0 million under the term loan B portion of our credit facility (our $100.0 million revolving credit facility was undrawn on October 17, 2005);

•	borrowings of $383.6 million under our senior subordinated bridge loan facility (which amount has been fully refinanced, as described below under “—The Refinancing” and “—The Additional Senior Notes Offering”);

•	a cash equity investment of $275.0 million by affiliates of Apollo; and

•	the issuance to Cendant of preferred shares of Holdings having a $125.0 million liquidation preference (valued on a preliminary basis at $80.4 million in our consolidated financial statements) and a warrant (valued on a preliminary basis at $16.7 million in our consolidated financial statements).

The warrant will be exercisable on or after the October 17, 2009 (or earlier, if Apollo achieves certain returns on its investment). The warrant is not currently exercisable and is not expected to become exercisable within 60 days. On March 20, 2006, the exercise price of the warrant was $10.50, which reflects a $10 per share purchase price paid by Parent LLC for shares of Holdings’ common stock in connection with the Transactions, and a 5% quarterly increase. The exercise price will be increased by 5% on every three month anniversary of the closing date of the Transactions, subject to certain adjustments, and will be multiplied by 2.18 if certain dividends or distributions are made on Holdings’ common stock.

The preferred stock entitles its holder to receive dividends of 8.5% per annum (payable, at Holdings’ option, either in cash or in kind) and ranks senior to shares of all other classes or series of stock with respect to rights upon a liquidation or sale of Holdings at a price of the then-current face amount, plus any accrued and unpaid dividends. The preferred stock is redeemable at Holdings’ option at any time, subject to the applicable terms of our debt instruments and applicable laws. See “Security Ownership of Certain Beneficial Owners and Management” for additional information about the terms of the preferred stock.

The Refinancing

As used in this prospectus, the term “Refinancing” means the April 26, 2006 offer and issuance of the $355.5 million principal amount of our old senior subordinated notes and the application of the gross proceeds from the old senior subordinated notes, together with cash on hand to repay $349.5 million of outstanding borrowings under our senior subordinated bridge loan facility, plus accrued interest, and to pay fees and expenses associated with such offering.

The Additional Senior Notes Offering

As used in this prospectus, the term “Additional Senior Notes Offering” means the May 3, 2006 offer and issuance of an additional $34.0 million principal amount of our 10 1/8% senior notes due 2013 (the “additional senior notes”) and the application of the gross proceeds from the additional senior notes, together with cash on hand, to repay the remaining $34.1 million of outstanding borrowings under our senior subordinated bridge loan facility, plus accrued interest, and to pay fees and expenses associated with such offering.

Corporate Structure

The chart below summarizes our simplified ownership and capital structure at March 31, 2006 on a pro forma basis after giving effect to the Refinancing and the Additional Senior Notes Offering:

(1)	The warrant held by Cendant will be exercisable on or after October 17, 2009 (or earlier, if Apollo achieves certain returns on its investment). The warrant is not currently exercisable and is not expected to become exercisable within 60 days. See “Security Ownership of Certain Beneficial Owners and Management.”
(2)	Certain U.S. subsidiaries are not guarantors of the senior notes, the senior subordinated notes or our credit facility. See “Description of the Senior Notes—Guarantees” and “Description of the Senior Subordinated Notes—Guarantees.”
(3)	Certain foreign subsidiaries are not wholly-owned. See Note 11 to our 2005 audited consolidated and combined financial statements included elsewhere herein.

The Sponsor

Apollo, our principal equity sponsor, is an affiliate of Apollo Management, L.P. Apollo Management, L.P. was founded in 1990 and is among the most active and successful private investment firms in the United States in terms of both number of investment transactions completed and aggregate dollars invested. Since its inception, Apollo Management, L.P. and affiliates have managed in excess of $13 billion in equity capital, in a wide variety of industries, both domestically and internationally, and are currently managing their latest fund, Apollo Investment Fund VI, L.P., with total committed capital of over $10 billion. Companies owned or controlled by Apollo Management, L.P. and affiliates or in which Apollo Management L.P. and affiliates have a significant equity investment include, among others, AMC Entertainment, Inc., Educate, Inc., General Nutrition Centers, Inc., Hexion Specialty Chemicals, Inc., Metals USA, Inc., Nalco Company and UAP Holding Corp.

Corporate Information

We are a Delaware corporation formed in July 2005 and are a holding company whose assets consist of the capital stock of our direct subsidiaries. Our headquarters and principal executive offices are located at 100 Connecticut Avenue, Norwalk, Connecticut 06850 and our telephone number is (203) 956-1000.

Summary of the Terms of the Exchange Offer

In connection with the Acquisition Financing, we and the guarantors of the initial senior notes entered into a registration rights agreement with the initial purchasers of the initial senior notes. Under that agreement, we agreed to use commercially reasonable efforts to file a registration statement related to the exchange of initial senior notes for exchange senior notes with the SEC on or before April 15, 2006 and to cause the registration statement to become effective under the Securities Act on or prior to the 300th day after the issue date of the initial senior notes. Because we did not file the registration statement with the SEC on or before April 15, 2006, we have incurred additional interest expense pursuant to the registration rights agreement in the aggregate amount of approximately $46,500. We intend to pay the additional interest on October 15, 2006, the next scheduled interest payment date.

In connection with the Refinancing, we and the guarantors of the old senior subordinated notes entered into a registration rights agreement with the initial purchasers of the old senior subordinated notes. Under that agreement, we agreed to use commercially reasonable efforts to file a registration statement related to the exchange of old senior subordinated notes for exchange senior subordinated notes with the SEC on or prior to the 180th day after the issue date of the old senior subordinated notes and to cause the registration statement to become effective under the Securities Act on or prior to the 300th day after the issue date of such old senior subordinated notes.

In connection with the Additional Senior Notes Offering, we and the guarantors of the additional senior notes entered into a registration rights agreement with the initial purchasers of the additional senior notes. Under that agreement, we agreed to use commercially reasonable efforts to file a registration statement related to the exchange of additional senior notes for exchange senior notes with the SEC on or prior to the 180th day after the issue date of the additional senior notes and to cause the registration statement to become effective under the Securities Act on or prior to the 300th day after the issue date of such additional senior notes.

The registration statement of which this prospectus forms a part was filed in compliance with the obligations under these registration rights agreements.

You are entitled to exchange in this exchange offer your old notes for exchange notes which are identical in all material respects to the old notes except that:

•	the exchange notes have been registered under the Securities Act and will be freely tradable by persons who are not affiliated with us;

•	the exchange notes are not entitled to registration rights which are applicable to the old notes under the registration rights agreements; and

•	our obligation to pay additional interest on the old notes as described in the registration rights agreements does not apply to the exchange notes.

For purposes of this and other sections in this prospectus, we refer to the old notes and the exchange notes together as the “notes.”

The Exchange Offer

Senior Notes

We are offering to exchange up to $304,000,000 aggregate principal amount of our 10 1/8% Senior Notes due 2013 which have been registered under the Securities Act for up to $270,000,000 aggregate principal amount of our old senior notes which were issued on October 17, 2005 and up to $34,000,000 aggregate principal amount of our old senior notes which were issued on May 3, 2006. Old senior notes may be exchanged only in integral amounts of $1,000.

Senior Subordinated Notes

We are offering to exchange up to $355,500,000 aggregate principal amount of our 11 1/2% Senior Subordinated Notes due 2015 which have been registered under the Securities Act for up to $355,500,000 aggregate principal amount of our old senior subordinated notes which were issued on April 26, 2006. Old senior subordinated notes may be exchanged only in integral amounts of $1,000.

Resales

Based on interpretations by the staff of the Securities and Exchange Commission (the “SEC”) set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to this exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration provisions of the Securities Act, provided that you

•	are acquiring the exchange notes in the ordinary course of business, and

•	have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

Each participating broker-dealer that receives exchange notes for its own account pursuant to this exchange offer in exchange for the old notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Any holder of notes who

•	is our affiliate,

•	does not acquire the exchange notes in the ordinary course of business, or

•	tenders in this exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes cannot rely on the position of the staff of the SEC expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or

similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Expiration; Withdrawal of Tenders

This exchange offer will expire at 5:00 p.m., New York City time,             , 2006, or such later date and time to which we extend it. We do not currently intend to extend the expiration date. A tender of old notes pursuant to this exchange offer may be withdrawn at any time prior to the expiration date. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of this exchange offer.

Delivery of the Exchange Notes	The exchange notes issued pursuant to this exchange offer will be delivered to the holders who tender old notes promptly following the expiration date.

Conditions to this Exchange Offer	This exchange offer is subject to customary conditions, some of which we may waive. See “The Exchange Offer—Certain Conditions to this Exchange Offer.”

Procedures for Tendering Old Notes

If you wish to accept this exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a copy of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or the copy, together with the old notes and any other required documents, to the exchange agent at the address set forth on the cover of the letter of transmittal. If you hold old notes through The Depository Trust Company (“DTC”) and wish to participate in this exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any exchange notes that you will receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

•	you are not our “affiliate” as defined in Rule 405 under the Securities Act.

Guaranteed Delivery Procedures

If you wish to tender your old notes and your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other documents required by the letter of transmittal or if you cannot comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date, you must tender your old notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

Effect on Holders of Old Notes

As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of, this exchange offer, we will have fulfilled a covenant contained in the registration rights agreements and, accordingly, additional interest on the old notes, if any, shall no longer accrue and we will no longer be obligated to pay additional interest as described in the registration rights agreements. If you are a holder of old notes and do not tender your old notes in this exchange offer, you will continue to hold such old notes and you will be entitled to all the rights and limitations applicable to the old notes in the indenture, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of this exchange offer.

Consequences of Failure to Exchange

All untendered old notes will continue to be subject to the restrictions on transfer provided for in the old notes and in the indentures governing the old notes. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with this exchange offer, or as otherwise required under certain limited circumstances pursuant to the terms of the registration rights agreements, we do not currently anticipate that we will register the old notes under the Securities Act.

Certain U.S. Federal Income Tax Considerations	The exchange of old notes for exchange notes in this exchange offer should not be a taxable event for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in this exchange offer.

Exchange Agent

Wells Fargo Bank, National Association is the exchange agent for this exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned “The Exchange Offer—Exchange Agent.”

Summary of the Terms of the Exchange Notes

Issuer	Affinion Group, Inc.

Exchange Notes Offered:

Senior Notes	$304,000,000 aggregate principal amount of 10 1/8% Senior Notes due 2013.

Senior Subordinated Notes	$355,500,000 aggregate principal amount of 11 1/2% Senior Subordinated Notes due 2015.

Maturity Date:

Senior Notes	The senior notes mature on October 15, 2013.

Senior Subordinated Notes	The senior subordinated notes mature on October 15, 2015.

Interest:

Senior Notes	10 1/8% per annum, payable semi-annually on April 15 and October 15 of each year.

Senior Subordinated Notes	11 1/2 % per annum, payable semi-annually on April 15 and October 15 of each year. .

Guarantees

The exchange notes, like the old notes, will be guaranteed by all of our existing and future domestic subsidiaries that guarantee our indebtedness under our credit facility and our old notes. Each of our existing domestic subsidiaries, other than Safecard Services Insurance Co., is a guarantor of the exchange notes. Our existing domestic subsidiaries who are guarantors consist of Affinion Benefits Group, Inc., Affinion Data Services, Inc., Affinion Group, LLC, Affinion Publishing, LLC, Cardwell Agency, Inc., CUC Asia Holdings, Long Term Preferred Care, Inc., Travelers Advantage Services, Inc., Trilegiant Auto Services, Inc., Trilegiant Corporation, Trilegiant Insurance Services, Inc., Affinion Loyalty Group, Inc., and Trilegiant Retail Services, Inc. The guarantees are full and unconditional and joint and several obligations of each of the guarantors. The obligations of each guarantor under its guarantee are limited as necessary to prevent that guarantee from constituting a fraudulent conveyance under applicable law.

Ranking:

Senior Notes	The exchange senior notes, like the old senior notes, will be our senior unsecured obligations and will:

•	rank equally in right of payment to all of our existing and future senior indebtedness;

•	rank senior in right of payment to all of our existing and future subordinated indebtedness, including our senior subordinated notes; and

•	be effectively subordinated in right of payment to our secured indebtedness, including obligations under our credit facility, to the extent of the value of the assets securing such indebtedness,

and be effectively subordinated to all obligations, including trade payables, of each of our existing and future subsidiaries that are not guarantors.

Similarly, the guarantees of the exchange senior notes, like the guarantees of the old senior notes, will be senior unsecured obligations of the guarantors and will:

•	rank equally in right of payment to all of the applicable guarantor’s existing and future senior indebtedness;

•	rank senior in right of payment to all of the applicable guarantor’s existing and future subordinated indebtedness, including the guarantor’s guarantees under our senior subordinated notes; and

•	be effectively subordinated in right of payment to all of the applicable guarantor’s existing and future secured indebtedness, including the applicable guarantor’s guarantee under our credit facility, to the extent of the value of the assets securing such indebtedness, and be effectively subordinated to all obligations, including trade payables, of any subsidiary of a guarantor if that subsidiary is not also a guarantor.

As of March 31, 2006, after giving pro forma effect to the Refinancing and the Additional Senior Notes Offering, the senior notes and the guarantees thereof would have ranked:

•	effectively subordinated to approximately $820.8 million of secured indebtedness, $820.0 million of which would have consisted of term loan borrowings under our credit facility;

•	effectively subordinated to approximately $90.1 million of liabilities, including trade payables, of our non-guarantor subsidiaries; and

•	senior in right of payment to approximately $355.5 million principal amount of subordinated indebtedness, all of which would have consisted of the senior subordinated notes.

After giving pro forma effect to the Refinancing and the Additional Senior Notes Offering, our subsidiaries that are not guarantors of the senior notes would have accounted for approximately $33.2 million, or 13.5%, of our net revenues for the three months ended March 31, 2006 and would have held approximately $187.8 million, or 8.9%, of our total assets as of March 31, 2006.

Senior Subordinated Notes	The exchange senior subordinated notes, like the old senior subordinated notes, will be our senior unsecured obligations and will:

•	rank junior in right of payment to all of our existing and future senior indebtedness, including our senior notes and obligations under our credit facility;

•	rank equally in right of payment with all of our future senior subordinated indebtedness;

•	be effectively subordinated in right of payment to our secured indebtedness, including obligations under our credit facility, to the extent of the value of the assets securing such indebtedness,

and be effectively subordinated to all obligations, including trade payables, of each of our existing and future subsidiaries that are not guarantors; and

•	rank senior in right of payment to all of our future subordinated indebtedness.

Similarly, the guarantees of the exchange senior subordinated notes, like the guarantees of the old senior subordinated notes, will be senior unsecured obligations of the guarantors and will:

•	rank junior in right of payment to all of the applicable guarantor’s existing and future senior indebtedness, including the guarantor’s guarantees under our senior notes;

•	rank equally in right of payment to all of the applicable guarantor’s existing and future senior subordinated indebtedness;

•	be effectively subordinated in right of payment to all of the applicable guarantor’s existing and future secured indebtedness, including the applicable guarantor’s guarantee under our credit facility, to the extent of the value of the assets securing such indebtedness, and be effectively subordinated to all obligations, including trade payables, of any subsidiary of a guarantor if that subsidiary is not also a guarantor; and

•	rank senior in right of payment to all of the applicable guarantor’s existing and future subordinated indebtedness.

As of March 31, 2006, after giving pro forma effect to the Refinancing and the Additional Senior Notes Offering, the senior subordinated notes and the guarantees thereof would have ranked:

•	junior to approximately $1,124.0 million principal amount of senior indebtedness, $304.0 million principal amount of which would have consisted of the senior notes;

•	effectively subordinated to approximately $820.8 million of secured indebtedness, $820.0 million of which would have consisted of term loan borrowings under our credit facility; and

•	effectively subordinated to approximately $90.1 million of liabilities, including trade payables, of our non-guarantor subsidiaries.

After giving pro forma effect to the Refinancing and Additional Senior Notes Offering, our subsidiaries that are not guarantors of the senior subordinated notes would have accounted for approximately $33.2 million, or 13.5%, of our net revenues for the three months ended March 31, 2006 and would have held approximately $187.8 million, or 8.9%, of our total assets as of March 31, 2006.

Optional Redemption:

Senior Notes

We may redeem some or all of the senior notes at any time on or after October 15, 2009, at the redemption prices described in this prospectus. In addition, on or before October 15, 2008, we may redeem up to 35% of the aggregate principal amount of the senior notes with the net proceeds of certain equity offerings, provided that at least 65% of the aggregate principal amount of the senior notes initially issued remain outstanding immediately after such redemption. See “Risk Factors.”

Senior Subordinated Notes

We may redeem some or all of the senior subordinated notes at any time on or after October 15, 2010 at the redemption prices described in this prospectus. In addition, on or before October 15, 2008, we may redeem up to 35% of the aggregate principal amount of the senior subordinated notes with the net proceeds of certain equity offerings, provided that at least 65% of the aggregate principal amount of the senior subordinated notes initially issued remain outstanding immediately after such redemption. See “Risk Factors.”

Change of Control

If we experience a change of control (as defined in the indentures governing the notes) and fail to meet certain conditions, we will be required to make an offer to repurchase the notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes in the event of a change of control. See “Risk Factors.”

Restrictive Covenants	The indentures governing the exchange notes contain certain covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	borrow money or sell preferred stock;

•	create liens;

•	pay dividends on or redeem or repurchase stock;

•	make certain types of investments;

•	sell stock in our restricted subsidiaries;

•	restrict dividends or other payments from subsidiaries;

•	enter into transactions with affiliates;

•	issue guarantees of debt; and

•	sell assets or merge with other companies.

These limitations are subject to a number of exceptions and qualifications.

SUMMARY HISTORICAL AND PRO FORMA CONDENSED CONSOLIDATED AND COMBINED FINANCIAL AND OTHER DATA

The following table presents our summary historical condensed consolidated and combined financial data and summary pro forma condensed consolidated financial data. This information is only a summary and should be read in conjunction with, and is qualified by reference to, the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Unaudited Pro Forma Condensed Consolidated Financial Information” and the audited consolidated and combined financial statements and the notes thereto included elsewhere herein.

The consolidated balance sheet data of Affinion as of December 31, 2005, the combined balance sheet data of the Predecessor as of December 31, 2004 and the related consolidated statements of operations data and cash flows data of Affinion for the period October 17, 2005 to December 31, 2005 and the related combined statements of operations data and cash flows data of the Predecessor for the period from January 1, 2005 to October 16, 2005 and for the years ended December 31, 2004 and 2003 are derived from the audited consolidated and combined financial statements and the notes thereto included elsewhere herein. The combined balance sheet data as of December 31, 2002 and 2001 have been derived from the unaudited combined balance sheets of the Predecessor, and the combined statements of operations data and cash flows data for the year ended December 31, 2002 have been derived from the 2002 audited combined financial statements of the Predecessor, none of which are included herein. The table below does not include summary combined statement of operations data for the year ended December 31, 2001. See “Selected Historical Consolidated and Combined Financial and Other Data.”

The consolidated balance sheet data of Affinion as of March 31, 2006, the related consolidated statements of operations data and cash flows data of Affinion for the three months ended March 31, 2006 and the related combined statements of operations data and cash flows data of the Predecessor for the three months ended March 31, 2005 are derived from the unaudited condensed consolidated and combined financial statements and notes thereto included elsewhere herein. These unaudited condensed consolidated and combined financial statements have been prepared on the same basis as the audited consolidated and combined financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Interim financial results are not necessarily indicative of results that may be expected for the full fiscal year or any future reporting period.

The unaudited pro forma condensed consolidated statement of operations data for the year ended December 31, 2005 gives effect, in the manner described under “Unaudited Pro Forma Condensed Consolidated Financial Information” and the notes thereto, to the Transactions, the Refinancing and the Additional Senior Notes Offering as if these events occurred on January 1, 2005. The unaudited pro forma condensed consolidated statement of operations data for the three months ended March 31, 2006 gives effect, in the manner described under “Unaudited Pro Forma Condensed Consolidated Financial Information” and the notes thereto, to the Refinancing and the Additional Senior Notes Offering as if these events occurred on January 1, 2005. The unaudited pro forma condensed consolidated balance sheet data as of December 31, 2005 and as of March 31, 2006 give effect to the Refinancing and the Additional Senior Notes Offering in the manner described under “Unaudited Pro Forma Condensed Consolidated Financial Information” and the notes thereto, as if it had occurred as of December 31, 2005 and as of March 31, 2006, respectively.

For purposes of this prospectus, we have described our segment performance measure as “Segment EBITDA.” Segment EBITDA consists of income/(loss) from operations before depreciation and amortization.

The summary unaudited pro forma condensed consolidated financial data is for information purposes only and is not intended to represent or be indicative of the consolidated results of operations that we would have reported had the Transactions, the Refinancing and the Additional Senior Notes Offering been completed as of the dates and for the period presented, and should not be taken as representative of our consolidated results of operations or financial condition following the completion of the Transactions, the Refinancing and the Additional Senior Notes Offering.

	The Predecessor					The Company		The Predecessor	The Company
	Years Ended December 31,				For the Period January 1, 2005 to October 16, 2005	For the Period October 17, 2005 to December 31, 2005(1)	Pro Forma for the Transactions, the Refinancing and the Additional Senior Notes Offering for the Year Ended December 31, 2005(1)	For the Three Months Ended March 31, 2005	For the Three Months Ended March, 31 2006	Pro Forma for the Refinancing and Additional Senior Notes Offering for the Three Months Ended March 31, 2006
	2001	2002	2003	2004
	(in millions)
Condensed Consolidated and Combined Statements of Operations Data:
Net revenues		$1,458.4	$1,443.7	$1,530.9	$1,063.8	$134.9	$1,198.7	$337.5	$245.9	$245.9

Expenses:
Marketing and commissions(2)		698.6	683.7	665.3	515.0	87.1	588.3	168.1	134.1	134.1
Operating costs		409.6	379.5	383.3	315.0	48.7	363.7	106.4	75.3	75.3
General and administrative		112.5	115.7	185.0	134.5	20.2	129.6	32.1	29.0	29.0
Gain on sale of assets		—	—	(23.9)	(4.7)	—	(4.7)	(0.6)	—	—
Depreciation and amortization		45.3	44.5	43.9	32.3	84.5	407.4	10.4	101.7	101.7

Total expenses		1,266.0	1,223.4	1,253.6	992.1	240.5	1,484.3	316.4	340.1	340.1

Income/(loss) from operations		192.4	220.3	277.3	71.7	(105.6)	(285.6)	21.1	(94.2)	(94.2)
Interest income		3.2	2.0	1.7	1.9	1.3	3.2	0.5	1.2	1.2
Interest expense		(15.5)	(14.1)	(7.3)	(0.5)	(31.9)	(153.1)	(0.3)	(34.1)	(35.0)
Other income/(expense), net		(14.0)	6.7	0.1	5.9	—	5.9	(0.1)	—	—

Income/(loss) before income taxes and minority interests		166.1	214.9	271.8	79.0	(136.2)	(429.6)	21.2	(127.1)	(128.0)
Provision for (benefit from) income taxes		116.6	71.3	(104.5)	28.9	—	4.1	8.0	(0.9)	(0.9)
Minority interests, net of tax		—	(0.7)	(0.1)	—	0.1	0.1	0.1	0.1	0.1

Income/(loss) before cumulative effect of accounting change		49.5	144.3	376.4	50.1	(136.3)	(433.8)	—	—	—
Cumulative effect of accounting change, net of tax		(143.7)	—	—	—	—	—	—	—	—

Net income/(loss)		$(94.2)	$144.3	$376.4	$50.1	$(136.3)	$(433.8)	$13.1	$(126.3)	$(127.2)

Consolidated and Combined Balance Sheet Data (at period end):
Cash and cash equivalents (excludes restricted cash)	$97.4	$86.2	$63.2	$22.5	—	$113.4	$97.4	$37.4	$84.7	$68.9
Working capital deficit	(397.3)	(450.3)	(463.9)	(322.4)	—	(92.7)	(99.8)	(283.8)	(135.0)	(142.1)
Total assets	1,334.2	1,335.0	1,246.6	1,158.5	—	2,200.0	2,182.8	1,167.5	2,114,4	2,100.7
Total debt	126.7	140.4	131.2	31.6	—	1,491.0	1,493.1	11.4	1,471.0	1,473.1
Stockholder’s/combined equity	93.4	123.7	115.6	293.6	—	233.9	223.5	349.3	109.6	102.5
Consolidated and Combined Cash Flows Data:
Net cash provided by (used in):
Operating activities		$34.7	$167.1	$256.9	$116.9	$22.5	—	$(20.2)	$(6.6)	—
Investing activities		(40.3)	(27.2)	1.9	(49.9)	(1,631.5)	—	(6.3)	(2.4)	—
Financing activities		(10.4)	(165.6)	(301.5)	(23.4)	1,722.9	—	42.2	(20.1)	—
Other Financial Data:
Segment EBITDA(3)		$237.7	$264.8	$321.2	—	—	$121.8	—	—	—
Capital expenditures		42.5	20.8	25.8	$24.0	$9.0	33.0	$5.6	$4.4	$4.4
Ratio of earnings to fixed charges(4)		8.5x	11.4x	19.8x	15.9x	—	—		—	—

(1)	The amounts shown reflect, among other things, the purchase accounting adjustments made in the Transactions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Overview of 2005 Historical Operating Results.”
(2)	As discussed in Note 2 to the consolidated and combined financial statements included elsewhere herein, the Predecessor previously deferred costs which varied with and were directly related to acquiring new insurance business on its combined balance sheets as deferred acquisition costs to the extent such costs were deemed recoverable from future cash flows. These costs were amortized as marketing expense over a 12-year period using a declining balance method generally in proportion to the related insurance revenue, which amortization was based on attrition rates associated with the approximate rate that insurance revenues collected from customers decline over time. Amortization of deferred acquisition costs commenced upon recognition of the related insurance revenue. Immediately following the Transactions, we began expensing such costs as they are incurred. The acquisition costs incurred and capitalized by the Predecessor totaled approximately $57.2 million, $62.1 million and $58.9 million for the years ended December 31, 2002, 2003 and 2004, respectively, and $37.1 million for the period from January 1, 2005 to October 17, 2005. The Predecessor’s amortization expense of deferred acquisition costs was $31.0 million, $29.1 million and $43.7 million for the years ended December 31, 2002, 2003 and 2004, respectively, and $42.0 million for the period from January 1, 2005 to October 17, 2005. We incurred and expensed acquisition costs that totaled $12.6 million for the period from October 17, 2005 to December 31, 2005.
(3)	Segment EBITDA consists of income from operations before depreciation and amortization. Segment EBITDA is the measure management uses to evaluate segment performance and we present Segment EBITDA to enhance your understanding of our operating performance. We use Segment EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that Segment EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, Segment EBITDA is not a measurement of financial performance under U.S. GAAP, and our Segment EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our Segment EBITDA as an alternative to operating or net income determined in accordance with U.S. GAAP, as an indicator of our operating performance or as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, or as an indicator of cash flows, or as a measure of liquidity. For a reconciliation of net income/(loss) to Segment EBITDA, see the table included below. Adjusted EBITDA is defined as Segment EBITDA further adjusted to exclude non-cash and unusual items and other adjustments permitted in the indenture governing the notes to test the permissibility of certain types of transactions, including debt incurrence. We believe that the inclusion of the adjustments to Segment EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain non-cash items and unusual items. However, Adjusted EBITDA is not a measurement of financial performance under U.S. GAAP, and our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our Adjusted EBITDA as an alternative to operating or net income determined in accordance with U.S. GAAP, as an indicator of our operating performance or as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, or as an indicator of cash flows, or as a measure of liquidity.

Set forth below is a reconciliation of net income/(loss) to Segment EBITDA and Adjusted EBITDA.

	The Predecessor			Pro Forma(a) Year Ended December 31, 2005
	Years Ended December 31,
	2002	2003	2004
	(in millions)
Net income/(loss)	$(94.2)	$144.3	$376.4	$(433.8)
Interest (income)/expense, net	12.3	12.1	5.6	149.9
Provision for/(benefit from) income taxes	116.6	71.3	(104.5)	4.1
Minority interests, net of tax	—	(0.7)	(0.1)	0.1
Other (income)/expense, net	14.0	(6.7)	(0.1)	(5.9)
Depreciation and amortization	45.3	44.5	43.9	407.4
Cumulative effect of accounting change, net of tax	143.7	—	—	—

Segment EBITDA	237.7	264.8	321.2	121.8
Effect of the Transactions, reorganization and non-recurring revenue and gains(b)	(51.7)	(58.9)	(112.7)	62.6
Certain legal costs(c)	—	1.2	74.2	18.9
Net cost savings(d)	17.6	20.2	17.2	37.6
Other, net(e)	(33.6)	(34.2)	(33.2)	16.3

Adjusted EBITDA	$170.0	$193.1	$266.7	$257.2

a.	Gives effect to the Transactions, the Refinancing and the Additional Senior Notes Offering as if they occurred on January 1, 2005.
b.	Effect of the Transactions, prior acquisitions, reorganizations and monetizations—eliminates the effect of prior business acquisitions and reorganizations, the elimination of operating results, non-recurring revenue and gains as a result of the 2004 Events (as hereinafter defined) and the elimination of the effects of the Transactions.
c.	Certain legal costs—represents (i) legal expenses and judgment from the Fortis litigation which was not retained by us in the Transactions and (ii) certain non-recurring and unusual legal expenses associated with the AG Matters (as hereinafter defined) and the 2001 Class Action (as hereinafter defined), net of any indemnification to which we are entitled under the purchase agreement. See “Business—Legal Proceedings.”
d.	Net cost savings—represents: (i) the elimination of general corporate overhead allocations from Cendant and historical long-term incentive compensation charges, net of estimated incremental stand-alone costs for all periods (which costs include non-cash pro forma compensation charges), (ii) the inclusion of $12 million ($3 million per quarter for the year ended December 31, 2005) representing what were anticipated cost savings under the 2005 Reorganization (as hereinafter defined) as permitted under our credit facility and the indenture governing our senior notes (while we currently expect that our 2005 Reorganization will result in approximately $11.0 million of annual cost savings, we have identified other initiatives from which we expect to realize additional cost savings) and (iii) the elimination of certain non-recurring costs, including certain non-recurring costs associated with facilities closure and severance incurred in 2005.
e.	Other, net—represents: (i) net changes in estimates related to the sales tax reserve in 2004 and of other reserves in 2005, (ii) changing the historical accounting policy for insurance program marketing costs to our policy of expensing such costs as incurred, (iii) changes in contractual arrangements between us and Cendant as if such contractual terms were in place for all periods presented, and (iv) the elimination of certain non-recurring costs.

(4)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and minority interests plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and a portion of rental expense that management believes is representative of the interest component of rental expense. Our earnings were insufficient to cover fixed charges by $136.2 million for the period from October 17, 2005 to December 31, 2005 and by $127.1 million for the three months ended March 31, 2006. Additionally, on a pro forma basis after giving effect to the Transactions, the Refinancing and the Additional Senior Notes Offering, earnings would have been insufficient to cover fixed charges and there would have been a deficiency of $429.6 million for the year ended December 31, 2005, and $128.0 million for the three months ended March 31, 2006.

RISK FACT ORS

You should carefully consider the risks described below before participating in this exchange offer. Any of the following risks could materially adversely affect our business, financial condition or results of operations, which in turn could adversely affect our ability to pay the notes. In such case, you may lose all or part of your original investment.

Risk Factors Related to an Investment in the Notes

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments on the notes.

We are a highly leveraged company. As of March 31, 2006, we would have had, after giving pro forma effect to the Refinancing and the Additional Senior Notes Offering, $1.5 billion principal amount of outstanding indebtedness. After giving pro forma effect to the Transactions, the Refinancing and the Additional Senior Notes Offering, our annual debt service payment obligations for the year ended December 31, 2005, would have been approximately $134.2 million, of which $72.1 million represents debt service on fixed-rate obligations. Our actual quarterly debt service payments for the first and second quarter of 2006 were $46.4 million and $61.3 million, respectively. These payments included our two voluntary $20 million principal prepayments of the term loan on March 17 and May 15, 2006. Our scheduled quarterly debt service payment obligations for the next twelve months will be as follows: $16.3 million for the third quarter of 2006, $51.4 million for the fourth quarter of 2006, $16.3 million for the first quarter of 2007 and $52.2 million for the second quarter of 2007. Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt will depend on a range of economic, competitive and business factors, many of which are outside our control. Our business may not generate sufficient cash flow from operations to meet our debt service and other obligations, and currently anticipated cost savings and operating improvements may not be realized on schedule, or at all. If we are unable to meet our expenses, debt service obligations, and other obligations we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or raise equity. We may not be able to refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause us to default on our obligations and impair our liquidity. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have a material adverse effect on our business, financial condition and results of operations.

Our substantial indebtedness could have important consequences for you, including the following:

•	we may be unable to incur additional debt under the indentures or our credit facility or enter into new financing arrangements, which would limit our ability to expend funds for our working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes, such as marketing spend;

•	it may make it more difficult for us to satisfy our obligations with respect to the notes;

•	a substantial portion of our cash flow from operations will be dedicated to the repayment of our indebtedness and will not be available for other purposes;

•	it may limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	we will be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	it may make us more vulnerable to downturns in our business or the economy;

•	it may restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities; and

•	it may limit, along with the financial and other restrictive covenants in the indentures and other agreements governing our indebtedness, among other things, our ability to borrow additional funds or dispose of assets.

Furthermore, our interest expense could increase if interest rates increase because all of the debt under our credit facility is variable-rate debt. As of March 31, 2006, the amount of variable-rate debt outstanding under our credit facility was $820.0 million.

The terms of our credit facility and the indentures governing the notes may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

Our credit facility and the indentures governing the notes contain, and any future indebtedness of ours would likely contain, a number of restrictive covenants that will impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

•	incur or guarantee additional debt;

•	pay dividends and make other restricted payments;

•	create or incur certain liens;

•	make certain investments;

•	engage in sales of assets and subsidiary stock;

•	enter into transactions with affiliates; and

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions.

In addition, our credit facility requires us to maintain certain financial ratios. As a result of these covenants, we are limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities or finance future operations or capital needs.

A failure to comply with the covenants contained in our credit facility could result in an event of default, which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations. In the event of any default under our credit facility, the lenders thereunder:

•	will not be required to lend any additional amounts to us;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable; or

•	could require us to apply all of our available cash to repay these borrowings;

any of which could result in an event of default under the notes.

If the indebtedness under our credit facility or the notes were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full.

Despite our substantial indebtedness, we may still be able to incur significantly more debt. This could intensify the risks described above.

The terms of the indentures governing our notes and our credit facility contain restrictions on our and our subsidiaries’ ability to incur additional indebtedness. However, these restrictions are subject to a number of important qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. Under the indentures governing our notes, in addition to specified permitted indebtedness, we will be able to incur additional indebtedness so long as on a pro forma basis our fixed charge coverage ratio (as defined in the indentures) is at least 2.0 to 1.0. Under our credit facility, we may incur, among other things, (1) subordinated indebtedness so long as our senior secured bank leverage ratio (as defined in the credit facility) is not greater than 2.0 to 1.0 and (2) other indebtedness so long as our senior secured bank leverage ratio is not greater than 2.0 to 1.0. Accordingly, we or our subsidiaries could incur significant additional indebtedness in the future, much of which could constitute secured or senior indebtedness. As of March 31, 2006, after giving pro forma effect to the Refinancing and the Additional Senior Notes Offering, we would have had $98.5 million available for additional borrowing under our credit facility, including the subfacility for letters of credit, all of which would be secured. In addition to the notes and our borrowings under our credit facility, the covenants under our debt agreements allow us to borrow a significant amount of additional indebtedness. The more we become leveraged, the more we, and in turn our securityholders, become exposed to the risks described above under “—Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments on the notes.”

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

Our ability to pay principal and interest on the notes and to satisfy our other debt obligations will depend upon, among other things:

•	our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control; and

•	the future availability of borrowings under our credit facility, the availability of which depends on, among other things, our complying with the covenants in our credit facility.

We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our credit facility or otherwise, in an amount sufficient to fund our liquidity needs, including the payment of principal and interest on the notes.

If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In addition, the terms of existing or future debt agreements, including our credit facility and the indentures governing our notes, may restrict us from adopting some of these alternatives. In the absence of sufficient operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due. Furthermore, Apollo and its affiliates have no continuing obligation to provide us with debt or equity financing.

We are a holding company and all of our assets are owned by and all of our net revenues are earned by our direct and indirect subsidiaries. Our ability to repay the notes depends upon the performance of these subsidiaries and their ability to make distributions.

We are a holding company and all of our operations are conducted by our subsidiaries. Therefore, our cash flows and our ability to service indebtedness, including our ability to pay the interest on and principal of the notes when due, will be dependent upon cash dividends and distributions or other transfers from our subsidiaries. Payments to us by our subsidiaries will be contingent upon our subsidiaries’ earnings.

Our subsidiaries are separate and distinct legal entities and, except for the existing and future subsidiaries that will be subsidiary guarantors of the notes, they will have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments.

All of our current domestic subsidiaries, except Safecard Services Insurance Co. and our domestic insurance subsidiary, are guarantors of the notes. The notes are not guaranteed by any of our foreign subsidiaries through whom we conduct our international operations. Our foreign subsidiaries, each of whom is not a guarantor, consist of Credit Card Sentinel Sweden AB, a Swedish entity, Entertainment Publications of Argentina, S.A., an Argentinian entity, Entertainment Publications de Mexico, S.A. de C.V., a Mexican entity, Consumer Alliance Group Inc., a Canadian entity, CED Australasia Limited (fka Cendant Australasia Limited), a New Zealand entity. After giving pro forma effect to the Refinancing and the Additional Senior Notes Offering, our subsidiaries that are not guarantors of the notes would have accounted for approximately $33.2 million, or 13.5%, of our net revenues and incurred a loss of $0.1 million in Segment EBITDA for the three months ended March 31, 2006, and would have held $187.8 million, or 8.9%, of our total assets as of March 31, 2006.

Your right to receive payments on the notes is effectively junior to those lenders who have a security interest in our assets.

Our obligations under the notes and our guarantors’ obligations under their guarantees of the notes will be unsecured. As a result, the notes and the related guarantees will be effectively subordinated to all of our and the guarantors’ secured indebtedness to the extent of value of the assets securing the indebtedness. Our obligations under our credit facility and each guarantor’s obligations under their respective guarantees of our credit facility will be secured by a security interest in substantially all of our domestic tangible and intangible assets and the assets and a portion of the stock of certain of our non-U.S. subsidiaries. In the event that we or a guarantor are declared bankrupt, become insolvent or are liquidated or reorganized, our obligations under our credit facility and any other secured obligations will be entitled to be paid in full from our assets or the assets of the guarantor, as the case may be, securing such obligation before any payment may be made with respect to the notes. Holders of our senior notes would participate ratably in our remaining assets or the remaining assets of the guarantor, as the case may be, with all holders of unsecured indebtedness that are deemed to rank equally with our senior notes based upon the respective amount owed to each creditor. Holders of our senior subordinated notes will not be entitled to any payments until all of our senior indebtedness, including our senior notes, have been paid in full. In addition, if we default under our credit facility, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the notes, even if an event of default exists under the indenture under which the notes will be issued at such time. Furthermore, if the lenders foreclose and sell the pledged equity interests in any subsidiary guarantor under the notes, then that guarantor will be released from its guarantee of the notes automatically and immediately upon such sale. In any such event, because the notes will not be secured by any of our assets or the equity interests in subsidiary guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully.

As of March 31, 2006, on a pro forma basis after giving effect to the Refinancing and the Additional Senior Notes Offering, we would have had $820.8 million of senior secured indebtedness (of which $820.0 million would have been indebtedness under our credit facility and which does not include additional borrowing availability of $98.5 million under the revolving credit facility after giving effect to the issuance of $1.5 million of letters of credit). The indentures governing the notes permit the incurrence of substantial additional indebtedness by us and our restricted subsidiaries in the future, including secured indebtedness.

Your right to receive payments on the senior subordinated notes will be junior to all of our and the guarantors’ senior indebtedness, including our and the guarantors’ obligations under our credit facility, our senior notes and other existing and future senior debt.

The senior subordinated notes will be general unsecured obligations that will be junior in right of payment to all of our existing and future senior indebtedness. The guarantees will be general unsecured obligations of the guarantors that will be junior in right of payment to all of the applicable guarantor’s existing and future senior indebtedness.

We and the guarantors may not pay principal, premium, if any, interest or other amounts on account of the senior subordinated notes or the applicable guarantees, as applicable, in the event of a payment default or certain other defaults in respect of certain of our senior indebtedness, including the indebtedness under our credit facility and our senior notes, unless the senior indebtedness has been paid in full or the default has been cured or waived. In addition, in the event of certain other defaults with respect to the senior indebtedness, we and the guarantors will not be permitted to pay any amount on account of the senior subordinated notes or the guarantees, as applicable, for a designated period of time.

Because of the subordination provisions in the senior subordinated notes and the applicable guarantees, in the event of a bankruptcy, liquidation or dissolution of us or any guarantor, our and the guarantor’s assets will not be available to pay obligations under the senior subordinated notes or the applicable guarantee until we or the guarantor has made all payments on the respective senior indebtedness. We and the guarantors may not have sufficient assets after all these payments have been made to make any payments on the senior subordinated notes or the applicable guarantee, including payments of principal or interest when due.

As of March 31, 2006, on a pro forma basis after giving effect to the Refinancing and the Additional Senior Notes Offering, the senior notes and the guarantees thereof would have ranked effectively junior to approximately $820.8 million of secured indebtedness, $820.0 million of which would have consisted of term loan borrowings under our credit facility, effectively junior to approximately $90.1 million of liabilities, including trade payables, of our non-guarantor subsidiaries, and senior in right of payment to approximately $355.5 million of subordinated indebtedness, all of which would have consisted of the senior subordinated notes. As of March 31, 2006, after giving pro forma effect to the Refinancing and the Additional Senior Notes Offering, the senior subordinated notes and guarantees thereof would have ranked junior to approximately $1,124.0 million principal amount of senior indebtedness, $304.0 million of which would have consisted of the senior notes, effectively junior to approximately $820.8 million of secured indebtedness, $820.0 million of which would have consisted of term loan borrowings under our credit facility, and effectively junior to approximately $90.1 million of liabilities, including trade payables, of our non-guarantor subsidiaries. The indenture governing the senior subordinated notes permits the incurrence of substantial additional indebtedness by us and our restricted subsidiaries in the future including senior debt.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under our credit facility, that is not waived by the required lenders or an event of default under the indentures governing our notes that is not waived with the written consent of the holders of a majority of the principal amount outstanding of both our senior notes and our senior subordinated notes, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including our credit facility), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our revolving credit facility could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek to obtain waivers from the required lenders under our credit facility to avoid being in default. If we breach our covenants under our credit facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our credit facility, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation.

The notes will be effectively subordinated to all liabilities of our non-guarantor subsidiaries.

The notes are effectively subordinated to indebtedness and other liabilities of our subsidiaries that are not guaranteeing the notes. The notes will not be guaranteed by any of our foreign subsidiaries and certain of our domestic subsidiaries. These non-guarantor subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes, or to make any funds available therefor, whether by dividends, loans, distributions or other payments. After giving pro forma effect to the Refinancing and Additional Senior Notes Offering, our subsidiaries that are not guaranteeing the notes would have contributed $33.2 million, or 13.5%, to our pro forma net revenues and incurred a loss of $0.1 million in Segment EBITDA for the three months ended March 31, 2006, and would have held $187.8 million, or 8.9%, of our total assets as of March 31, 2006. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, these non-guarantor subsidiaries will pay the holders of their debts, holders of preferred equity interests and their trade creditors before they will be able to distribute any of their assets to us. Any right that we or the subsidiary guarantors have to receive any assets of any of the non-guarantor subsidiaries upon the liquidation or reorganization of those subsidiaries, and the consequent rights of holders of notes to realize proceeds from the sale of any of those subsidiaries’ assets, will be effectively subordinated to the claims of those subsidiaries’ creditors, including trade creditors and holders of preferred equity interests of those subsidiaries. At March 31, 2006 after giving pro forma effect to the Refinancing and Additional Senior Notes Offering, the non-guarantor subsidiaries would have had approximately $90.1 million of pro forma liabilities, including trade payables.

Federal and state fraudulent transfer laws permit a court to void the notes and the guarantees, and, if that occurs, you may not receive any payments on the notes.

The issuance of the notes and the guarantees may be subject to review under federal and state fraudulent transfer and conveyance statutes. While the relevant laws may vary from state to state, under such laws a court could void the obligations under the notes or the guarantees, subordinate the notes or the guarantees to the presently existing or future indebtedness of us or such subsidiary guarantor deem the use of the proceeds from the issuance of the notes to be a fraudulent conveyance or take other actions detrimental to the holders of the notes and the guarantees of the notes if (1) the consideration was paid with the intent of hindering, delaying or defrauding present or future creditors or (2) we or any of our subsidiary guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the notes or a guarantee at the time the indebtedness was incurred, and, in the case of (2) only, one of the following is also true:

•	we or any of our subsidiary guarantors were or was insolvent or rendered insolvent by reason of issuing the notes or the guarantees;

•	payment of the consideration left us or any of our subsidiary guarantors with an unreasonably small amount of capital to carry on the business; or

•	we or any of our subsidiary guarantors intended to, or believed that we or it would, incur debts beyond our or its ability to pay as they mature.

If a court were to find that the issuance of the notes or a guarantee was a fraudulent conveyance, the court could void the payment obligations under the notes or such guarantee or further subordinate the notes or such guarantee to presently existing and future indebtedness of ours or such subsidiary guarantor, or require the holders of the notes to repay any amounts received with respect to the notes or such guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our other debt and that of our subsidiary guarantors that could result in acceleration of such debt.

The measures of insolvency for purposes of fraudulent conveyance laws vary depending upon the law of the jurisdiction that is being applied. Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be certain as to the standards a court would use to determine whether or not we or the subsidiary guarantors were solvent at the relevant time, or regardless of the standard that a court uses, that the issuance of the notes and the guarantees would not be subordinated to presently existing or future indebtedness of ours or any subsidiary guarantor.

If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the subsidiary guarantor, the obligations of the applicable subsidiary guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable subsidiary guarantor’s other debt or take other action detrimental to the holders of the notes.

We may not be able to repurchase the notes upon a change of control.

Specific kinds of change of control events will be an event of default under the indentures governing the notes unless we make an offer to repurchase all outstanding notes at 101% of their principal amount, plus accrued and unpaid interest, or by exercising our right to redeem such notes, in each case within 30 days of such change of control event. We will be dependent on our subsidiaries for the funds necessary to cure the event of default caused by such change of control event. In addition, we and our subsidiaries may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control offer or to redeem the notes. Further, a change of control could give rise to additional payment obligations under the terms of the employment and severance agreements with certain members of management, the consulting agreement with Apollo and the Holdings preferred stock, which we may not have sufficient financial resources to pay and could impede our ability to engage in a change of control transaction. The occurrence of a change of control would also constitute an event of default under our credit facility and could constitute an event of default under our other indebtedness. If indebtedness under our credit facility or under the indentures governing our notes were to be accelerated because of an event of default, there can be no assurance that we would be able to repurchase the notes that are tendered upon a change of control. In addition, if we seek to obtain waivers from the required lenders under our credit facility or from the holders of a majority of the principal amount outstanding of both our senior notes and our senior subordinated notes, we may not be able to do so.

You may be adversely affected if you fail to exchange old notes.

We will only issue exchange notes in exchange for old notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the old notes and you should carefully follow the instructions on how to tender your old notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes. If you are eligible to participate in this exchange offer and do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly, then, after we consummate this exchange offer, you will continue to hold old notes that are subject to the existing transfer restrictions and will no longer have any registration rights or be entitled to any additional interest with respect to the old notes. In addition:

•	if you tender your old notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes; and

•	if you are a broker-dealer that receives exchange notes for your own account in exchange for old notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of those exchange notes.

We have agreed that, for a period of 180 days after this exchange offer is consummated, we will make this prospectus available to any broker-dealer for use in connection with any resales of the exchange notes.

After this exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there will be fewer old notes outstanding.

There may be no active trading market for the notes, and if one develops, it may not be liquid.

The exchange notes will constitute new issues of securities of the same class as the old notes for which there is no established trading market. We do not intend to list the exchange notes on any national securities exchange or to seek the admission of the exchange notes for quotation through the National Association of Securities Dealers Automated Quotation System. Although the initial purchasers have advised us that they intend to make a market in the old notes and the exchange notes, they are not obligated to do so and may discontinue such market making activity at any time without notice. In addition, market making activity will be subject to limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and may be limited during the exchange offer and the pendency of any shelf registration statement. Although the old notes are eligible for trading in The PORTALSM Market, there can be no assurance as to the development or liquidity of any market for the old notes or the exchange notes, the ability of the holders of the old notes or the exchange notes to sell their old notes or exchanges notes or the price at which the holders would be able to sell their old notes or the exchange notes. The liquidity of the trading market in the exchange notes, and the market price quoted for the exchange notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the exchange notes. In addition, if a large amount of old notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate this exchange offer would reduce liquidity and could lower the market price of those exchange notes.

Future trading prices of the notes will depend on many factors, including:

•	our operating performance and financial condition;

•	our ability to complete the offer to exchange the notes for the exchange notes;

•	the interest of securities dealers in making a market; and

•	the market for similar securities.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes offered hereby. The market for the notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of your notes.

Risks Relating to Our Business

We have limited history as a stand-alone company and may not be successful as an independent company. Further, we will need to implement financial and disclosure control procedures and corporate governance practices to comply with the requirements of the Sarbanes-Oxley Act of 2002.

Prior to the closing of the Acquisition in October 2005, we had no operating history as an independent company. Prior to the Acquisition, we relied on certain operational resources of Cendant. As a result of the Acquisition, we no longer have access to the borrowing capacity, cash flow and assets of Cendant, including cash management. We were also required to enter into new operating and other agreements with Cendant, some of which are transitional and others of which will be long-term, so that we will have the resources we anticipate will be necessary to operate as an independent company. We may not be able to provide these services ourselves or identify third-party vendors to provide these services on equivalent or more favorable terms to us than the terms of our historical arrangements with Cendant. In addition, the scope of our agreements with Cendant and the time frames, pricing and other terms may not provide us sufficient time to effect the transition with minimal disruption to our business. If Cendant fails to supply any of these transitional services or if we experience any difficulty in replacing these services on a timely basis or on favorable terms, our business and financial condition and results of operations could be adversely affected. Even if the particular risks discussed above do not materialize, we may have underestimated significantly the costs of these services.

In addition, as of December 31, 2007, we will be subject to additional reporting requirements under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related SEC rules and we must implement financial and disclosure control procedures and corporate governance practices in order to comply. Our 2005 financial statement audit was significantly less in scope than an integrated audit pursuant to Section 404 of the Sarbanes-Oxley Act which will include an audit of our internal controls over financial reporting. A financial statement audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal controls. In connection with our 2005 financial statement audit, our auditors identified certain significant deficiencies (as such term is defined under applicable standards of the Public Company Accounting Oversight Board (United States)) that could affect our ability to ensure timely and reliable financial reports. To ensure this and our ability to certify as to, and our auditors ability to attest to, the effectiveness of our internal control over financial reporting, we will need to develop further our accounting and financial capabilities, including the establishment of an audit committee as well as the development of certain documentation, systems and other controls. Failure to establish the necessary controls and procedures would make it difficult to comply with SEC rules and regulations with respect to internal control over financial reporting that could lead to a loss of confidence in the reliability of our financial statements. Further, the actual costs of implementing the necessary policies and procedures could exceed our current estimates, which could have an adverse effect on our financial condition, results of operations and cash flows.

The financial information in this prospectus may not be reflective of our operating results and financial condition as a separate, stand-alone entity.

The historical combined financial information included in this prospectus is derived from the historical consolidated financial statements of Cendant. The preparation of this information is based on certain assumptions and estimates including corporate allocations of costs from Cendant. This information may not necessarily reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented or what our results of operations, financial position and cash flows will be in the future. The pro forma Adjusted EBITDA information for the twelve months ended March 31, 2006 and the year ended December 31, 2005 contained in this prospectus are based on an anticipated cost structure and cost savings that our management believes are reasonable. We cannot assure you that the anticipated cost structure or cost savings from the Acquisition will be achieved. If our savings are less than our estimates or our cost savings initiatives adversely affect our operations or cost more or take longer to implement than we project, our results will be less than we anticipate and the savings we projected in computing 2005 pro forma Adjusted EBITDA may not be fully realized.

We must replace the customers we lose in the ordinary course of business and if we fail to do so our revenue and customer base will decline.

We lose a substantial number of our customers each year in the ordinary course of business. The loss of customers may occur due to numerous factors, including:

•	changing customer preferences;

•	competitive price pressures;

•	general economic conditions;

•	customer dissatisfaction; and

•	credit or debit card holder turnover.

Additionally, we expect to see a net loss of members and end-customers as we continue our strategy to focus on overall profitability and generating higher revenue from each member rather than the size of our member base.

Failure to obtain new customers who produce revenue at least equivalent to the revenue from the lost customers would result in a reduction in our revenue as well as a decrease in the number of our customers. Because of the large number of customers we need to replace each year, there can be no assurance that we can successfully replace them. In addition, even if we are successful in adding new customers to replace lost revenues, our profitability may still decline. See “—Our profitability depends on members and end-customers continuing their relationship with us. Increased loss of customers could impair our profitability.”

We depend on various third-party vendors to supply certain products and services that we market. The failure of these vendors to provide these products or services could result in customer dissatisfaction and harm our business and financial condition.

We depend on various third-party vendors to supply the products and services that we market. Our third-party vendors are independent contractors. As a result, the quality of service they provide is not entirely within our control. If any third-party vendor were to cease operations, or terminate, breach or not renew its contract with us, or suffer interruptions, delays or quality problems, we may not be able to substitute a comparable third-party vendor on a timely basis or on terms favorable to us. With respect to the insurance programs that we offer, we are dependent on the insurance carriers that underwrite the insurance to obtain appropriate regulatory approvals. If we are required to use an alternative insurance carrier, it may materially increase the time required to bring an insurance related product to market. As we are generally obligated to continue providing our products and services to our customers even if we lose a third-party vendor, any disruption in our product offerings could harm our reputation and result in customer dissatisfaction. Replacing existing third-party vendors with more expensive third-party vendors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We derive a substantial amount of our revenue from the members and end-customers we obtained through only a few of our affinity partners. If one or more of our agreements with our affinity partners were to be terminated or expire without renewal, or one or more of our affinity partners were to reduce the marketing of our services, we would lose access to prospective members and end-customers and could lose sources of revenue.

Although we market our programs and services through approximately 4,500 affinity partners, we derive a substantial amount of our net revenue from the customers we obtained by marketing through only a few of these affinity partners. For the year ended December 31, 2005 and the three months ended March 31, 2006, we derived approximately 59% and 49%, respectively, of our net revenues from members and end-customers we obtained under marketing and servicing agreements with 10 of our affinity partners. Our two largest affinity partners, JP Morgan Chase and Bank of America, accounted for 13.6% and 10.7%, respectively, of total revenues for the year ended December 31, 2005.

Many of our key affinity partner relationships are governed by agreements that may be terminated without cause by our affinity partners upon notice of as few as 90 days without penalty. Some of our agreements may be terminated by our affinity partners upon notice of as few as 30 days without penalty. Moreover, under many of these agreements, our affinity partners may cease or reduce their marketing of our services without terminating or breaching our agreements. Further, in the ordinary course of business, at any given time one or more of our contracts with key affinity partners may be selected for bidding through a request for proposal process. For example, there is a request for proposal for credit monitoring and identity theft resolution products with one of our largest affinity partners in the financial services industry, which we recently lost. A loss of a key affinity partner, a cessation or reduction in their marketing of our services or a decline in their businesses could have a material adverse effect on our future revenue from existing services of which such affinity partner’s customers are consumers of ours and on our ability to further market new or existing services through such affinity partner to prospective consumers. There can be no assurance that one or more of our key or other affinity partners will not terminate their relationship with us, cease or reduce their marketing of our services or suffer a decline in their business. The termination or non-renewal of a key affinity partner relationship could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our typical membership operations agreements with affinity partners provide that after termination of the contract we may continue to provide our services to existing members under the same economic arrangements that existed before termination. Under certain of our insurance operations agreements, however, affinity partners may require us to cease providing services to existing customers after time periods ranging from 90 days to five years after termination of the agreement. Affinity partners under certain agreements also may require us to cease providing services to their customers under existing arrangements if the contract is terminated for material breach by us. If one or more of these affinity partners were to terminate our agreements with them, and require us to cease providing our services to customers, then we could lose significant sources of revenue.

Our profitability depends on members and end-customers continuing their relationship with us. Increased loss of customers could impair our profitability.

We generally incur losses and negative cash flow during the initial year of an individual retail member or end-customer relationship, as compared to renewal years. This is due primarily to the fact that the costs associated with obtaining and servicing a new retail member and end-customer exceed the fee paid to us for the initial year. In addition, we experience a higher percentage of cancellations during the initial period as compared to renewal periods. Members and end-customers may cancel their arrangement at any time during the membership period and we are typically obligated to pay them refund amounts. Accordingly, our profitability depends on recurring and sustained renewals and an increase in the loss of members or end-customers could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We market many of our programs and services through credit card issuers. A downturn or consolidation in the credit card industry or changes in the marketing techniques of credit card issuers could adversely affect us.

Our future success is dependent in large part on continued demand for our programs and services within our affinity partners’ industries. In particular, our programs, products and services marketed through our credit card issuer affinity partners accounted for a significant amount of our revenues in 2005. A significant downturn in the credit card industry, a trend in that industry to reduce or eliminate its use of our programs, products and services, or further consolidation in the industry leading customers to use fewer credit cards could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend on credit card processors to obtain payments for us.

We depend on credit card processors to obtain payments for us. The credit card processors operate pursuant to agreements that may be terminated with limited prior notice. In the event a credit card processor ceases operations or terminates its agreement with us, there can be no assurance a replacement credit card processor could be retained on a timely basis, if at all. Any service interruptions, delays or quality problems could result in delays in collecting payments, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The increase in the share of monthly payment programs in our program mix may adversely affect our cash flow.

We have traditionally marketed membership programs which have up-front annual membership fees. However, we recently expanded our marketing of membership programs for which membership fees are payable in monthly installments. Approximately 62% of our new member enrollments during the three months ended March 31, 2006 and approximately 70% of our new member enrollments during the year ended December 31, 2005 were in monthly payment programs. Our increased emphasis on monthly payment programs adversely affects our cash flow in the short term because the membership fee is collected over the course of the year as opposed to at the beginning of the membership term as with annual billing.

Our business is highly competitive. We may be unable to compete effectively with other companies in our industry that have financial or other advantages and increased competition could lead to reduced market share, a decrease in margins and a decrease in revenue.

We believe that the principal competitive factors in our industry include the ability to identify, develop and offer innovative membership, insurance, package enhancement and loyalty programs, products and services, the quality and breadth of membership, insurance, package enhancement and loyalty programs, products and services offered, competitive pricing and in-house marketing expertise. Our competitors offer programs, products and services similar to, or which compete directly with, those offered by us. These competitors include, among others, Aegon, N.V., Vertrue Incorporated (f/k/a Memberworks Incorporated), Intersections, Fortis and General Electric Financial Assurance. In addition, we could face competition if our current affinity partners or other companies were to develop and market their own in-house programs, products and services similar to ours. In addition, certain of our affinity partners (who may have greater financial resources and less debt than we do) have attempted, or are attempting, to market and/or provide certain products to their customers, which marketing and servicing of such products historically were provided by us.

Some of these existing and potential competitors have substantially larger customer bases and greater financial and other resources than we do. There can be no assurance that:

•	our competitors will not increase their emphasis on programs similar to those we offer;

•	our competitors will not provide programs comparable or superior to those we provide at lower membership fees;

•	our competitors will not adapt more quickly than us to evolving industry trends or changing market requirements;

•	new competitors will not enter the market; or

•	other businesses (including our current affinity partners) will not themselves introduce in-house programs similar to those we offer.

In order to compete effectively with all of these competitors, we must be able to provide superior programs and services at competitive prices. In addition, we must be able to adapt quickly to evolving industry trends, a changing market, and increased regulatory requirements. Our ability to grow our business may depend on our ability to develop new programs and services that generate consumer interest. Failure to do so could result in our competitors acquiring additional market share in areas of consumer interest. Any increase in competition could result in price reductions, reduced gross margin and loss of market share, any of which could have a material adverse impact on our business, financial condition and results of operations.

Additionally, because contracts between affinity partners and program providers are often exclusive with respect to a particular program, potential affinity partners may be prohibited for a period of time from contracting with us to promote a new program if the benefits to and services included in our program are similar to, or overlap with, the programs and services provided by an existing program of a competitor.

Internationally, our package programs have been primarily offered by some of the largest financial institutions in Europe. As these banks attempt to increase their own net revenues and margins, we have experienced significant price reductions from what we had previously been able to charge these institutions for our programs when our agreements come up for renewal. This pricing pressure on our international package offerings may continue in the future, thereby lowering the contribution to our operating results from such programs in the future.

Our business is increasingly subject to U.S. and foreign governmental regulation, which could impede our ability to market our programs and services and reduce our profitability.

We market our programs and services through various distribution media, including direct mail, online marketing, in-branch marketing, telemarketing and other methods. These media are regulated at both federal and state levels and we believe that these media will be subject to increasing regulation, particularly in the area of consumer privacy. Such regulation may limit our ability to solicit or sign up new customers or to offer products or services to existing customers.

Our U.S. membership and insurance operations are subject to extensive regulation and oversight by the Federal Trade Commission (the “FTC”), the Federal Communications Commission (the “FCC”), state attorneys general and other state regulatory agencies, including state insurance regulators. Our programs and services involve the use of nonpublic personal information that is subject to federal consumer privacy laws, such as the federal GLB, and various state laws governing consumer privacy, such as California’s SB 1, SB 1386 and others. Additionally, telemarketing of our programs and services is subject to federal and state telemarketing regulations, including the FTC’s Telemarketing Sales Rule, the FCC’s Telephone Consumer Protection Act and implementing regulations, as well as various state telemarketing laws and regulations. Furthermore, our insurance operations are subject to various state laws and regulations governing the business of insurance, including, without limitation, laws and regulations governing the administration, underwriting, marketing, solicitation or sale of insurance programs. While we do not believe that the laws and regulations passed to date will have a material impact on our business, additional federal or state laws, including subsequent amendments to existing laws, could cause a material adverse impact on our business, financial condition, results of operations and cash flows.

The telemarketing industry has become subject to an increasing amount of federal and state regulation as well as general public scrutiny. For example, the Federal Telephone Consumer Protection Act of 1991 limits the hours during which telemarketers may call consumers and prohibits the use of automated telephone dialing equipment to call certain telephone numbers. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 and FTC regulations prohibit deceptive, unfair or abusive practices in telemarketing sales. The FTC’s 2003 Amendment to its Telemarketing Sales Rule created a national “Do-Not-Call” Registry, which became effective October 1, 2003, and certain states have enacted separate “Do-Not-Call” Registries. Both the FTC and state attorneys general have authority to prevent telemarketing activities deemed by them to be “unfair or deceptive acts or practices.” Further, some states have enacted laws, and others are considering enacting laws, targeted directly at regulating telemarketing practices, including the creation of “Do-Not-Call” Registries, and any such laws could adversely affect or limit our operations.

Likewise, in the U.K. and EU, our marketing operations are subject to regulation, including data protection legislation restricting the use and transmission of consumers’ personal information, regulation of unsolicited marketing using electronic communications and financial services regulation of insurance intermediaries.

Compliance with these federal, state and foreign regulations is generally our responsibility, and we could be subject to a variety of enforcement and/or private actions for any failure to comply with such regulations. Any changes to such regulations could materially increase our compliance costs. The risk of our noncompliance with any rules and regulations enforced by a federal or state consumer protection authority or an enforcement agency in a foreign jurisdiction may subject us or our management to fines or various forms of civil or criminal prosecution, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Certain types of noncompliance may also result in giving our affinity partners the right to terminate certain of our contracts. Also, the media often publicizes perceived noncompliance with consumer protection regulations and violations of notions of fair dealing with consumers, and our industry is susceptible to peremptory charges by the media of regulatory noncompliance and unfair dealing.

We are subject to numerous legal actions that could have a negative impact on our financial condition, results of operations, cash flows or reputation.

We are involved in claims, legal proceedings and governmental inquiries related to employment matters, contract disputes, business practices, trademark and copyright infringement claims and other commercial matters. We and our affiliates are also parties to a number of class action lawsuits, each of which alleges that we violated certain federal and/or state consumer protection statutes. In addition, we have received inquiries from numerous state attorneys general relating to the marketing of our membership programs. See “Business—Legal Proceedings.” While we cannot predict the outcome of pending suits, claims, investigations and inquiries, the cost of responding to and defending such suits, as well as the ultimate resolution of any of these matters, could have a material adverse effect on our business, financial condition, results of operations, cash flows or reputation. In addition, although Cendant has agreed to indemnify us with respect to certain litigation and compliance with law matters in connection with the purchase agreement, these indemnification obligations are subject to certain limitations and restrictions. See “Certain Relationships and Related Party Transactions—Purchase Agreement—Indemnities; Covenants; Other Matters.” Although we have accrued legal and professional fees of $19.0 million, a portion of which relates to accruals for legal actions, there can be no assurance that these accruals will be sufficient to satisfy all related claims and expenses or any claims in excess of the Cendant indemnification.

We rely on our affinity partners to provide customer information to us for certain marketing purposes and to approve our marketing materials. If our affinity partners make significant changes to the materials that decrease results or if they limit the information that they provide to us, our ability to generate new customers may be adversely affected.

Certain of our marketing efforts depend in part on certain limited customer information being made available to us by our affinity partners. There can be no assurance that our affinity partners will, or will be able to, continue to provide us with the use of such customer information.

Our marketing efforts are largely dependent on obtaining approval of the solicitation materials from our affinity partners. We market our programs and services based on tested marketing materials, and any significant changes to those materials that are required by our affinity partners could cause a negative impact to our results. The material terms of each marketing campaign must be mutually agreed upon by the parties. There can be no assurance that we will obtain approvals of our marketing materials from our affinity partners, and the failure to do so could have a material adverse impact on our business, financial condition, results of operations and cash flows.

A significant portion of our business is conducted with financial institution affinity partners, many of which are merging with other financial institutions. Marketplace consolidation may have an adverse impact on our business if an acquiring financial institution is not an existing affinity partner or does not wish to market with us, or if consolidated clients pressure us to lower our prices.

In recent years, a number of our existing financial institution marketing partners have been acquired by or merged with other financial institutions. In the event one of our affinity partners undergoes a consolidation and the consolidated financial institution does not have an agreement with us or does not wish to continue marketing with us, we could experience an adverse impact on our revenue. In addition, the consolidation of financial institutions may result in increased leverage to pressure us to lower our prices. If consolidated affinity partners pressure us to lower our prices, we may experience an adverse impact on our revenue. Consolidation may also lead to fewer potential customers of affinity partners to whom we can sell our programs and services.

We may lose members or end-customers and significant revenue if our existing services become obsolete, or if we fail to introduce new services with broad consumer appeal or fail to do so in a timely or cost-effective manner.

Our growth depends upon developing and successfully introducing new services that generate member and end-customer interest. Our failure to introduce these services or to develop new services, or the introduction or announcement of new services by competitors, could render our existing offerings noncompetitive or obsolete. There can be no assurance that we will be successful in developing or introducing new programs and services. Our failure to develop, introduce or expand our programs and services could harm our business and prospects.

Our failure to protect private data could damage our reputation and cause us to expend capital and other resources to protect against future security breaches.

Certain of our services are based upon the collection, distribution and protection of sensitive private data. Unauthorized users might access that data, and human error or technological failures might cause the wrongful dissemination of that data. If we experience a security breach, the integrity of certain of our services may be affected and such a breach could violate certain of our affinity partner agreements. We have incurred, and may incur in the future, significant costs to protect against the threat of a security breach. We may also incur significant costs to alleviate problems that may be caused by future breaches. Any breach or perceived breach could subject us to legal claims from affinity partners or customers under laws (such as California’s SB 1386) that govern breaches of electronic data systems containing non-public personal information. There is no assurance that we would prevail in such litigation. Moreover, any public perception that we have engaged in the unauthorized release of, or have failed to adequately protect, private information could adversely affect our ability to attract and retain members and end-customers. In addition, unauthorized third parties might alter information in our databases, which would adversely affect both our ability to market our services and the credibility of our information.

Our success and growth depends to a significant degree upon intellectual property rights.

We have a significant intellectual property portfolio and have allocated considerable resources toward intellectual property maintenance, prosecution and enforcement. We may be unable to deter infringement or misappropriation of our data and other proprietary information, detect unauthorized use or take appropriate steps to enforce our intellectual property rights. Any unauthorized use of our intellectual property could make it more expensive for us to do business and consequently harm our business. Failure to protect our existing intellectual property rights may result in the loss of valuable technologies or having to pay other companies for infringing on their intellectual property rights. We rely on patent, trade secret, trademark and copyright law as well as judicial enforcement to protect such technologies. Some of our technologies are not covered by any patent or patent application. In addition, our patents could be successfully challenged, invalidated, circumvented or rendered unenforceable. Furthermore, pending patent applications may not result in an issued patent, or if patents are issued to us, such patents may not provide meaningful protection against competitors or against competitive technologies. We also license patent rights from third parties. To the extent that such third parties cannot protect and enforce the patents underlying such licenses or, to the extent such licenses are cancelled or not renewed, our competitive position and business prospects may be harmed.

We could face patent infringement claims from our competitors or others alleging that our processes or programs infringe on their proprietary technology. If we were subject to an infringement suit, we may be required to (1) incur significant costs to license the use of proprietary technology, (2) change our processes or programs or (3) stop using certain technologies or producing the infringing program entirely. Even if we ultimately prevail in an infringement suit, the existence of the suit could cause our customers to seek other programs that are not subject to infringement suits. Any infringement suit could result in significant legal costs and damages and impede our ability to market or provide existing programs or create new programs, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some foreign countries. In some countries we do not apply for patent, trademark, or copyright protection. We also rely upon unpatented proprietary expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. While we generally enter into confidentiality agreements with our employees and third parties to protect our intellectual property, such confidentiality agreements could be breached, and may not provide meaningful protection for our trade secrets or proprietary manufacturing expertise. Adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and manufacturing expertise. In addition, others may obtain knowledge of our trade secrets through independent development or other access by legal means. The failure of our patents or confidentiality agreements to protect our processes, apparatuses, technology, trade secrets and proprietary manufacturing expertise, methods and compounds could have a material adverse effect on our business, financial condition, results of operations and cash flows by jeopardizing critical intellectual property.

Our business is highly dependent on our existing computer, billing, communications and other technological systems. Any temporary or permanent loss of any of our systems could have a negative effect on our business, financial condition and results of operations.

Our business depends upon ongoing investments in advanced computer database and telecommunications technology as well as upon our ability to protect our telecommunications and information technology systems against damage or system interruptions from natural disasters, technical failures and other events beyond our control. In order to compete effectively and to meet our affinity partners’ and members’ needs, we must maintain our systems as well as invest in improved technology. A temporary or permanent loss of any of our systems or networks could cause significant damage to our reputation and could result in a loss of revenue.

In addition, we receive credit data electronically, and this delivery method is susceptible to damage, delay or inaccuracy. A significant portion of our business involves telephonic customer service as well as mailings, both of which depend upon the data generated from our computer systems. Unanticipated problems with our telecommunications and information technology systems may result in a significant system outage or data loss, which could interrupt our operations. Our infrastructure may also be vulnerable to computer viruses, hackers or other disruptions entering our systems from the credit reporting agencies, our affinity partners and members and end-customers or other authorized or unauthorized sources. Any damage to our telecommunications and information technology systems, failure of communication links or other loss that causes interruption in, or damage to, our operations could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we are unable to meet the rapid changes in technology, our services and proprietary technology and systems may become obsolete.

Due to the costs and management time required to introduce new services and enhancements, we may not be able to respond in a timely manner to avoid becoming uncompetitive. To remain competitive, we must meet the challenges of the introduction by our competitors of new services using new technologies or the introduction of new industry standards and practices. Additionally, the vendors we use to support our technology may not provide the level of service we expect or may not be able to provide their product or service on commercially reasonable terms or at all.

We depend in part on the postal and telephone services we utilize to market and service our programs. An interruption of, or an increase in the billing rate for, such services could adversely affect our business.

We market and service our programs by various means, including through mail and via telephone. Accordingly, our business is dependent on the postal and telephone services provided by the U.S. Post Office and various local and long distance telephone companies. Any significant interruption of such services or any limitations in their ability to provide us with increased capacity could adversely impact our business, financial condition and results of operations. In addition, the U.S. Postal Service increases rates periodically and significant increases in rates could adversely impact our business.

Our future success depends on our ability to retain our key employees.

We are dependent on the services of Nathaniel J. Lipman, our President and Chief Executive Officer, and other members of our senior management team to remain competitive in our industry. The loss of Mr. Lipman or any other member of our senior management team could have an adverse effect on us. There is a risk that we will not be able to retain or replace these key employees. All of our current executive officers are subject to employment conditions or arrangements that contain post employment non-competition provisions. However, these arrangements permit the employees to terminate their employment without notice.

We are controlled by Apollo who will be able to make important decisions about our business and capital structure; their interests may differ from your interests as a debtholder.

Approximately 97% of the common stock of Holdings is held by investment funds affiliated with Apollo. As a result, Apollo controls us and has the power to elect a majority of the members of our board of directors, appoint new management and approve any action requiring the approval of the holders of Holdings’ stock, including approving acquisitions or sales of all or substantially all of our assets. The directors elected by Apollo have the ability to control decisions affecting our capital structure, including the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends. The interests of our equity holders may not in all cases be aligned with those of the holders of the notes. If we encounter financial difficulties, or we are unable to pay our debts as they mature, the interests of our equity holders might conflict with those of the holders of the notes. In that situation, for example, the holders of the notes might want us to raise additional equity from our equity holders or other investors to reduce our leverage and pay our debts, while our equity holders might not want to increase their investment in us or have their ownership diluted and instead choose to take other actions, such as selling our assets. Our equity holders may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to the holders of the notes. Additionally, Apollo is in the business of investing in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Apollo may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” that involve risks and uncertainties. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information and, in particular, appear under the headings “Summary,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should” and variations of these words or similar expressions (or the negative versions of any such words) are intended to identify forward-looking statements. All forward-looking statements, including without limitation management’s examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them. However, management’s expectations, beliefs and projections may not result or be achieved.

We claim the protection of the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Examples of forward-looking statements include:

•	business strategy;

•	financial strategy;

•	projections of revenue, earnings, capital structure and other financial items;

•	statements of our plans and objectives;

•	statements of expected future economic performance; and

•	assumptions underlying statements regarding us or our business.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the results referred to in the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements we make in this prospectus are set forth elsewhere in this prospectus, including under the heading “Risk Factors.” As stated elsewhere in this prospectus, these risks, uncertainties and other important factors include, among others:

•	general economic and business conditions and international and geopolitical events;

•	a downturn in the credit card industry or changes in the marketing techniques of credit card issuers;

•	the effects of a decline in travel due to political instability, adverse economic conditions or otherwise, on our travel fulfillment business;

•	termination or expiration of one or more of our agreements with our affinity partners, or reduction of the marketing of our services by one or more of our affinity partners;

•	changes in, or the failure or inability to comply with laws and governmental regulations, including changes in global distribution service rules, telemarketing regulations and privacy laws and regulations;

•	the outcome of numerous legal actions;

•	our substantial leverage and restrictions contained in our debt agreements;

•	dependence on various third-party vendors to supply certain products and services that we market;

•	ability to execute our business strategy, development plans or cost savings plans;

•	changes in accounting principles and/or business practices;

•	availability, terms, and deployment of capital; and

•	failure to protect private data, which would cause us to expend capital and resources to protect against future security breaches.

There may be other factors that may cause our actual results to differ materially from the results referred to in the forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.

THE EXCHANG E OFFER

Purpose and Effect of this Exchange Offer

In connection with the Acquisition Financing, we and the guarantors of the initial senior notes entered into a registration rights agreement with the initial purchasers of the initial senior notes. Under that agreement, we agreed to use commercially reasonable efforts to file a registration statement related to the exchange of initial senior notes for exchange senior notes with the SEC on or before April 15, 2006 and to cause the registration statement to become effective under the Securities Act on or prior to the 300th day after the issue date of the initial senior notes. Because we did not file the registration statement with the SEC on or before April 15, 2006, we have incurred additional interest expense pursuant to the registration rights agreement in the aggregate amount of approximately $46,500. We intend to pay the additional interest on October 15, 2006, the next scheduled interest payment date.

In connection with the Refinancing, we and the guarantors of the old senior subordinated notes entered into a registration rights agreement with the initial purchasers of the old senior subordinated notes. Under that agreement we agreed to use commercially reasonable efforts to file a registration statement related to the exchange of old senior subordinated notes for exchange senior subordinated notes with the SEC on or prior to the 180th day after the issue date of the old senior subordinated notes and to cause the registration statement to become effective under the Securities Act on or prior to the 300th day after the issue date of such old senior subordinated notes.

In connection with the Additional Senior Notes Offering, we and the guarantors of the additional senior notes entered into a registration rights agreement with the initial purchasers of the additional senior notes. Under that agreement we agreed to use commercially reasonable efforts to file a registration statement related to the exchange of additional senior notes for exchange senior notes with the SEC on or prior to the 180th day after the issue date of the additional senior notes and to cause the registration statement to become effective under the Securities Act on or prior to the 300th day after the issue date of such additional senior notes.

The registration statement of which this prospectus forms a part was filed in compliance with the obligations under these registration rights agreements. The exchange notes will have terms substantially identical to the old notes except the exchange notes will not contain terms with respect to transfer restrictions and registration rights and we will not be obligated to pay additional interest as described in the registration rights agreements.

Under the circumstances set forth below, we will use our commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the old notes and to keep the shelf registration statement effective for a period of two years or such until such time as all of the old notes (a) have been sold thereunder or (b) can be sold under Rule 144 of the Securities Act, without any limitations. These circumstances include:

•	because of any change in current law or SEC policy, we are not permitted to effect this exchange offer;

•	this exchange offer is not consummated within 30 business days of the 300th date after October 17, 2005 in the case of the old senior notes or within 30 business days of the 300th day after April 26, 2006 in the case of the old senior subordinated notes; or

•	any holder of old notes who is not able to participate in this exchange offer so requests in writing on or before the 60th day after the consummation of this exchange offer.

Each holder of old notes that wishes to exchange such old notes for transferable exchange notes in this exchange offer will be required to make the following representations:

•	that any exchange notes to be received by it will be acquired in the ordinary course of its business;

•	that at the time of the commencement of the registered exchange offer it had no arrangement or understanding with any person to participate in the distribution (within the meaning of Securities Act) of exchange notes in violation of the Securities Act;

•	that it is not an “affiliate,” as defined in Rule 405 under the Securities Act, of ours, or if it is an affiliate of ours, that it will comply with the applicable registration and prospectus delivery requirements of the Securities Act;

•	if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of exchange notes; and

•	if such holder is a broker-dealer, that it will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities and that it will deliver a prospectus in connection with any resale of such exchange notes.

Resale of Exchange Notes

Based on interpretations of the SEC staff set forth in no action letters issued to unrelated third parties, we believe that exchange notes issued under this exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	such holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	such exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of such exchange notes.

Any holder who tenders in this exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•	cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in this exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The notes may not be sold under state securities laws unless the shares have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirement is available. Except as required by the applicable registration rights agreement, we do not intend to register resales of the old notes under the Securities Act. Please read the section captioned “Plan of Distribution” for more details regarding these procedures for the transfer of exchange notes.

Terms of this Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn prior to the expiration date. We will issue a like principal amount of exchange notes in exchange for the principal amount of old notes surrendered under this exchange offer.

The form and terms of the exchange notes will be substantially identical to the form and terms of the old notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and we will not be obligated to pay additional interest as described in the registration rights agreements.

The exchange notes will evidence the same debt as the old notes. The exchange senior notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the old senior notes. The exchange senior subordinated notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the old senior subordinated notes. Consequently, in each case, each series of notes will be treated as a single class of debt securities under the applicable indenture.

This exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

As of the date of this prospectus, $304.0 million aggregate principal amount of the old senior notes and $355.5 million aggregate principal amount of the old senior subordinated notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in this exchange offer.

We intend to conduct this exchange offer in accordance with the provisions of the registration rights agreements, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934 and the rules and regulations of the SEC. Old notes that are not tendered for exchange in this exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the applicable indenture relating to the old notes.

We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to such holders.

Subject to the terms of the registration rights agreements, we expressly reserve the right to amend or terminate this exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “—Certain Conditions to this Exchange Offer.”

Holders who tender old notes in this exchange offer will not be required to pay brokerage commissions or fees, or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than those transfer taxes described below, in connection with this exchange offer. It is important that you read the section labeled “—Fees and Expenses” below for more details regarding fees and expenses incurred in this exchange offer.

Expiration Date; Extensions; Amendments

This exchange offer will expire at 5:00 p.m., New York City time on                      , 2006, unless in our sole discretion, we extend it. The exchange notes issued pursuant to this exchange offer will be delivered promptly following the expiration date to the holders who validly tender their old notes.

In order to extend this exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify in writing or by public announcement the registered holders of old notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any old notes, to extend this exchange offer or to terminate this exchange offer and to refuse to accept old notes not previously accepted if any of the conditions set forth below under “—Certain Conditions to this Exchange Offer” have not been satisfied, by giving oral or written notice of such deal, extension or termination to the exchange agent; or

•	subject to the terms of the registration rights agreement, to amend the terms of this exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice or public announcement thereof to the registered holders of old notes. If we amend this exchange offer in a manner that we determine to constitute a material change, including the waiver of a material condition, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of old notes of such amendment and will extend this exchange offer to the extent required by law, if necessary. Generally we must keep this exchange offer open for at least five business days after a material change. Pursuant to Rule 14e-1(b) under the Exchange Act, if we increase or decrease the percentage of old notes being sought, we will extend this exchange offer for at least ten business days from the date that notice of such increase or decrease is first published, sent or given by us to holders of the old notes. We currently do not intend to decrease the percentage of old notes being sought.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of this exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a timely press release to a financial news service.

Certain Conditions to this Exchange Offer

Despite any other term of this exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for, any old notes, and we may terminate this exchange offer as provided in this prospectus before accepting any old notes for exchange if in our reasonable judgment:

•	the exchange notes to be received will not be tradable by the holder without restriction under the Securities Act or the Securities Exchange Act of 1934 and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	this exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to this exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with this exchange offer.

In addition, we will not be obligated to accept for exchange the old notes of any holder that prior to the expiration of the exchange offer has not made:

•	the representations described under “—Purpose and Effect of this Exchange Offer”, “—Procedures for Tendering” and “Plan of Distribution,” and

•	such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right, at any time or at various times on or prior to the scheduled expiration date of the exchange offer, to extend the period of time during which this exchange offer is open. Consequently, we may delay acceptance of any old notes by giving oral or written notice of such extension of the expiration date to the registered holders of the old notes in accordance with the notice procedures described in the following paragraph. During any such extensions, all old notes previously tendered will remain subject to this exchange offer, and we may accept them for exchange unless they have been previously withdrawn. We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of this exchange offer.

We expressly reserve the right to amend or terminate this exchange offer on or prior to the scheduled expiration date of the exchange offer, and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of this exchange offer specified above. We will give oral or written notice or public announcement of any extension, amendment, non-acceptance or termination to the registered holders of the old notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

These conditions are for our sole benefit and we may, in our sole discretion, assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any time or at various times except that all conditions to this exchange offer, other than those described in the first sentence of this section, must be satisfied or waived by us at or before the expiration of this exchange offer. If we waive any of these conditions to the exchange offer, we expect that such waiver will apply equally to all holders of the old notes tendered in the exchange offer. If we fail to exercise any of the foregoing rights, that failure in itself will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times except that all conditions to this exchange offer, other than those described in the first sentence of this section, must be satisfied or waived by us at or before the expiration of this exchange offer. There are no dissenters’ rights of appraisal under Delaware law applicable to this exchange offer.

In addition, we will not accept for exchange any old notes tendered, and will not issue exchange notes in exchange for any such old notes, if at such time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Procedures for Tendering

Only a holder of old notes may tender such old notes in this exchange offer. To tender in this exchange offer, a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive old notes along with the letter of transmittal; or

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such old notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “—Exchange Agent” prior to the expiration date.

The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send us the letter of transmittal or old notes. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owners’ behalf. If such beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

•	make appropriate arrangements to register ownership of the old notes in such owner’s name; or

•	obtain a properly completed bond power from the registered holder of old notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the old notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed on the old notes, such old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes and an eligible institution must guarantee the signature on the bond power.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of this exchange offer electronically. They may do so by causing DTC to transfer the old notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering old notes that are the subject of such book-entry confirmation;

•	such participant has received and agrees to be bound by the terms of the letter of transmittal (or, in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery); and

•	the agreement may be enforced against such participant.

We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered old notes and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of this exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In all cases, we will issue exchange notes for old notes that we have accepted for exchange under this exchange offer only after the exchange agent timely receives:

•	old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By signing the letter of transmittal, each tendering holder of old notes will represent that, among other things:

•	any exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes;

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities, that it will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

•	the holder is not an “affiliate”, as defined in Rule 405 of the Securities Act, of us.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of this exchange offer promptly after the date of this prospectus; and any financial institution participating in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of old notes who are unable to deliver confirmation of the book-entry tender of their old notes into the exchange agent’s account at DTC or all other documents of transmittal to the exchange agent on or prior to the expiration date must tender their old notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

Holders wishing to tender their old notes but whose old notes are not immediately available or who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date may tender if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives from such eligible institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder, the registered number(s) of such old notes and the principal amount of old notes tendered;

•	stating that the tender is being made thereby; and

•	guaranteeing that, within three (3) New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof together with the old notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives such properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three (3) New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time prior to the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which notice may be by telegram, telex, facsimile transmission or letter of withdrawal at one of the addresses set forth below under “—Exchange Agent,” or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any such notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of such old notes; and

•	where certificates for old notes have been transmitted, specify the name in which such old notes were registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of such notices, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have validity tendered for exchange for purposes of this exchange offer. Any old notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder (or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such old notes will be credited to an account maintained with DTC for old notes) as soon as practicable after withdrawal, rejection of tender or termination of this exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “—Procedures for Tendering” above at any time on or prior to the expiration date.

Exchange Agent

Wells Fargo Bank, National Association has been appointed as exchange agent for this exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

By registered mail or certified mail:	By regular mail or overnight courier:	By Hand:

Wells Fargo Bank, N.A. MAC - N9303-121 Corporate Trust Operations P.O. Box 1517 Minneapolis, MN 55480-1517	Wells Fargo Bank, N.A. MAC - N9303-121 Corporate Trust Operations Sixth & Marquette Avenue Minneapolis, MN 55479	Wells Fargo Bank, N.A. Northstar East Building - 12th floor Corporate Trust Services 608 Second Avenue South Minneapolis, MN 55402

Facsimile (eligible institutions only): (612) 667-4927

Telephone Inquiries: (800) 344-5128

Delivery of the letter of transmittal to an address other than as set forth above or transmission via facsimile other than as set forth above does not constitute a valid delivery of such letter of transmittal.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with this exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of this exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

Our expenses in connection with this exchange offer include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of old notes under this exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes under this exchange offer.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their old notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in this exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

Holders of old notes who do not exchange their old notes for exchange notes under this exchange offer will remain subject to the restrictions on transfer of such old notes:

•	as set forth in the legend printed on the notes as a consequence of the issuance of the old notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise as set forth in the applicable offering circular distributed in connection with the private offering of the old senior notes and the old senior subordinated notes, as the case may be.

In general, you may not offer or sell the old notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the applicable registration rights agreement, we do not intend to register resales of the old notes under the Securities Act. Based on interpretations of the SEC staff, exchange notes issued pursuant to this exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in this exchange offer. Any holder who tenders in this exchange offer for the purpose of participating in a distribution of the exchange notes:

•	could not rely on the applicable interpretations of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the old notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with this exchange offer. We will capitalize the expenses of this exchange offer as deferred financing costs and expense these costs over the life of the exchange notes.

Other

Participation in this exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered old notes in the open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in this exchange offer or to file a registration statement to permit resales of any untendered old notes.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange old notes in like principal amount, which will be canceled and as such will not result in any increase in our indebtedness. The proceeds from the issuance of the old notes were used as follows:

•	the net proceeds from the initial senior notes were used to finance a portion of the Acquisitions;

•	the gross proceeds from the old senior subordinated notes, plus cash on hand, were used to repay $349.5 million of principal borrowings under our senior subordinated bridge loan facility, plus accrued interest and related fees and expenses; and

•	the net proceeds from the additional senior notes were used to repay the then remaining $34.1 million of principal borrowings under our senior subordinated bridge loan facility, plus accrued interest and related fees and expenses.

CA PITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2006 both on an historical basis and on a pro forma basis after giving effect to the Refinancing and Additional Senior Notes Offering. This table should be read in conjunction with “Use of Proceeds,” “Summary—Summary Historical and Pro Forma Condensed Consolidated and Combined Financial and Other Data,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our condensed consolidated and combined financial statements, including the related notes, included elsewhere in the prospectus.

	As of March 31, 2006
	Actual	Pro Forma
	(in millions)
Cash and cash equivalents, excluding restricted cash	$84.7	$68.9

Long-term debt, including current portion:
Revolving credit facility(1)	$—	$—
Term Loan B	820.0	820.0
Senior Subordinated Bridge Loan Facility	383.6	—
10 1/8% Senior Notes, net	266.6	301.8
11 1/2% Senior Subordinated Notes, net	—	350.5
Capital lease obligations	0.8	0.8

Total long-term debt, including current portion	1,471.0	1,473.1
Total stockholder’s equity	109.6	102.5

Total capitalization	$1,580.6	$1,575.6

(1)	As of March 31, 2006, our borrowing availability under the revolving credit facility was $98.5 million (after giving effect to the issuance of $1.5 million of letters of credit).

UNAUDITED PRO FO RMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated balance sheet as of March 31, 2006 is based on the historical consolidated balance sheet as of that date included in the 2006 unaudited condensed consolidated financial statements included elsewhere herein, while the following unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2006 is also based on those 2006 unaudited condensed consolidated financial statements. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2005 that follows is based on the historical 2005 consolidated and combined financial statements included elsewhere herein. The pro forma balance sheet as of March 31, 2006 gives effect to the Refinancing and Additional Senior Notes Offering as if these events had occurred on March 31, 2006. The pro forma statement of operations for the three months ended March 31, 2006 gives effect to the Refinancing and Additional Senior Notes Offering as if these events had occurred on January 1, 2005. The pro forma statement of operations for the year ended December 31, 2005 gives effect to the Transactions, Refinancing and Additional Senior Notes Offering as if these events had occurred on January 1, 2005. The Predecessor was acquired by Affinion Group, Inc. on October 17, 2005.

Pro forma adjustments for the Transactions were made to reflect:

•	changes in depreciation and amortization expenses resulting from fair value adjustments to net tangible assets and amortizable intangible assets;

•	increase in interest expense resulting from additional indebtedness incurred in connection with the Transactions; and

•	transaction and debt issuance costs incurred as a result of the Transactions.

Pro forma adjustments for the Refinancing and the Additional Senior Notes Offering were made to reflect the write-off of the unamortized debt issuance costs related to the senior subordinated bridge loan facility that was repaid and to reflect the terms of the note offerings.

The pro forma information presented, including allocations of purchase price, is based on preliminary estimates of the fair value of assets acquired and liabilities assumed, available information and management assumptions and will be revised based upon final calculations and the resolution of possible purchase price adjustments pursuant to the purchase agreement related to remaining payments to be made to management as additional information becomes available. A final determination of these fair values will reflect our consideration of a final valuation prepared by the independent third-party appraisers. This final valuation will be based on the actual net tangible and intangible assets and liabilities that existed as of the closing date of the Transactions. Any final adjustment may change the allocations of purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma condensed combined financial statements, including the creation of additional goodwill.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma condensed consolidated statements of operations do not include the effect of the reductions in deferred revenue and prepaid commissions recorded in purchase accounting, nor the recording of a liability in purchase accounting for the fair value of servicing existing members at the date of the Transactions for which no revenue will be recognized in the future. Additionally, the unaudited pro forma condensed consolidated statements of operations do not include material nonrecurring charges (and related tax effects) which result directly from the Transactions and will be included in the income or loss of the Company within the 12 months succeeding the Transactions. These material nonrecurring charges are related to retention and supplemental bonus agreements with certain executive officers and employees.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical consolidated financial statements of the Company and the historical combined financial statements of the

Predecessor, included elsewhere herein. The unaudited pro forma condensed consolidated financial statements are presented for information purposes only and are not intended to represent or be indicative of the combined results of operations or financial position that we would have reported had the Transactions, the Refinancing and the Additional Senior Note Offering been completed as of the dates and for the period presented, and should not be taken as representative of our consolidated results of operations or financial condition following the completion of the Transactions, the Refinancing and the Additional Senior Notes Offering.

Affinion Group, Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

as of March 31, 2006

(in millions)

	The Company
	Historical March 31, 2006	Pro Forma Adjustments for the Refinancing and the Additional Senior Notes Offering (1)		Pro Forma March 31, 2006
Assets
Current assets:
Cash and cash equivalents	$84.7	$(15.8	)(a)(b)(c)	$68.9
Restricted cash	26.3	—		26.3
Investments	0.4	—		0.4
Receivables (net of allowance for doubtful accounts of $2.9)	75.0	—		75.0
Receivables from related parties	18.3	—		18.3
Profit-sharing receivables from insurance carriers	61.7	—		61.7
Prepaid commissions	57.5	—		57.5
Deferred taxes	9.0	—		9.0
Other current assets	36.6	—		36.6

Total current assets	369.5	(15.8)		353.7
Property and equipment, net	102.2	—		102.2
Contract rights and list fees, net	5.7	—		5.7
Goodwill	360.9	—		360.9
Other intangibles, net	1,227.6	—		1,227.6
Other non-current assets	48.5	2.1	(a)	50.6

Total assets	$2,114.4	$(13.7)		$2,100.7

Liabilities and Stockholder’s Equity
Current liabilities:
Current portion of long-term debt	$20.3	$—		$20.3
Accounts payable and accrued expenses	263.5	(8.7	)(b)	254.8
Payables to related parties	4.5	—		4.5
Deferred revenue	214.2	—		214.2
Income taxes payable	2.0	—		2.0

Total current liabilities	504.5	(8.7)		495.8
Long-term debt	1,450.7	2.1	(c)	1,452.8
Deferred income taxes	29.9	—		29.9
Deferred revenue	13.4	—		13.4
Other long-term liabilities	6.0	—		6.0

Total liabilities	2,004.5	(6.6)		1,997.9

Minority interests	0.3	—		0.3

Stockholder’s Equity:
Common stock and additional paid-in capital, $0.01 par value, 1,000 shares authorized, and 100 shares issued and outstanding	372.1	—		372.1
Accumulated deficit	(262.6)	(7.1	)(a)	(269.7)
Accumulated other comprehensive loss	0.1	—		0.1

Total stockholder’s equity	109.6	(7.1)		102.5

Total liabilities and stockholder’s equity	$2,114.4	$(13.7)		$2,100.7

Notes To Unaudited Pro Forma Condensed Consolidated Balance Sheet

Note 1:

Reflects the following pro forma adjustments to give effect to the Refinancing and the Additional Senior Notes Offering as if they had occurred on March 31, 2006:

(a)	Represents the write-off of the unamortized debt issuance costs of the senior subordinated bridge loan facility of $7.1 million and the recording of the estimated debt issuance costs from the note offerings of $9.2 million to be paid with existing cash on hand.

(b)	Represents payment of accrued interest on the senior subordinated bridge loan facility payable at closing.

(c)	Represents additional debt incurred through the note offerings.

Affinion Group, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Three Months Ended March 31, 2006

(in millions)

	The Company
	Historical for the Three Months Ended March 31, 2006	Pro Forma Adjustments for the Refinancing and Additional Senior Notes Offering (3)		Pro Forma for the Refinancing and Additional Senior Notes Offering for the Three Months Ended March 31, 2006
Net revenues	$245.9	$—		$245.9

Expenses:
Marketing and commissions	134.1	—		134.1
Operating costs	75.3	—		75.3
General and administrative	29.0	—		29.0
Gain on sale of assets	—	—		—
Depreciation and amortization	101.7	—		101.7

Total expenses	340.1	—		340.1

Income/(loss) from operations	(94.2)	—		(94.2)
Interest income	1.2	—		1.2
Interest expense	(34.1)	(0.9	)(a)	(35.0)
Other income	—	—		—

Income/(loss) before income taxes and minority interests	(127.1)	(0.9)		(128.0)
Provision for/(benefit from) income taxes	(0.9)	—		(0.9)
Minority interests, net of tax	0.1	—		0.1

Net loss	$(126.3)	$(0.9)		$(127.2)

Affinion Group, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2005

(in millions)

	Company Historical	Predecessor Historical			Company Pro Forma			Company Pro Forma
	For the Period October 17, 2005 to December 31, 2005(1)	For the Period January 1, 2005 to October 16, 2005(1)	Pro Forma Adjustments for the Transactions(2)		Pro Forma for the Transactions for the Year Ended December 31, 2005	Pro Forma Adjustments for the Refinancing and the Additional Senior Notes Offering (4)		Pro Forma for the Transactions, the Refinancing and the Additional Senior Notes Offering for the Year Ended December 31, 2005
Net revenues	$134.9	$1,063.8	$—		$1,198.7	$—		$1,198.7

Expenses:
Marketing and commissions	87.1	515.0	(13.8	)(a)	588.3	—		588.3
Operating costs	48.7	315.0	—		363.7	—		363.7
General and administrative	20.2	134.5	(25.1	)(b)	129.6	—		129.6
Gain on sale of assets	—	(4.7)	—		(4.7)	—		(4.7)
Depreciation and amortization	84.5	32.3	290.6	(c)	407.4	—		407.4

Total expenses	240.5	992.1	251.7		1,484.3	—		1,484.3
Income/(loss) from operations	(105.6)	71.7	(251.7)		(285.6)	—		(285.6)
Interest income	1.3	1.9	—		3.2	—		3.2
Interest expense	(31.9)	(0.5)	(119.2	)(d)	(151.6)	(1.5	)(a)	(153.1)
Other income	—	5.9	—		5.9	—		5.9

Income/(loss) before income taxes and minority interests	(136.2)	79.0	(370.9)		(428.1)	(1.5)		(429.6)
Provision for/(benefit from) income taxes	—	28.9	(24.8	)(e)	4.1	—		4.1
Minority interests, net of tax	0.1	—	—		0.1	—		0.1

Net income/(loss)	$(136.3)	$50.1	$(346.1)		$(432.3)	$(1.5)		$(433.8)

Notes To Unaudited Pro Forma Condensed Consolidated Statements Of Operations

Note 1:

Reflects the Company’s consolidated results of operations for the period from October 17, 2005 to December 31, 2005 (Company Historical) and the Predecessor’s historical combined results of operations for the period from January 1, 2005 to October 16, 2005 (Predecessor Historical).

Note 2:

Reflects the following pro forma adjustments to give effect to the Transactions for the year ended December 31, 2005:

(a)	Represents: (i) the elimination of $8.9 million of marketing expenses related to the amortization of the Predecessor’s insurance contract rights and list fees that is reflected as amortization expense in 2005 (see adjustment (c) below); and, (ii) the adjustment to conform the Predecessor’s accounting for deferred acquisition costs to our accounting policy of expensing such costs as incurred in the amount of $4.9 million which amount represents the net impact of the acquisition expenses incurred during 2005 being less than the Predecessor’s historical amortization expense related to such costs.

(b)	Primarily represents the elimination of $18.2 million of bonus payments to certain of our officers and employees in connection with the closing of the Transactions that were expensed by the Predecessor, and the elimination of the $6.7 million charge related to the accelerated vesting of Cendant restricted stock units and stock options in connection with the closing of the Transactions that were expensed by the Predecessor.

(c)	Comprises the sum of (i) the net increase in amortization expense of $287.5 million resulting from new values allocated on a preliminary basis to our identifiable intangible assets in purchase accounting, and (ii) the net increase in depreciation expense of $3.1 million resulting from new values allocated on a preliminary basis to our property and equipment in purchase accounting.

The Company’s preliminary allocation of purchase price increased the Predecessor’s carrying value of intangible assets as of October 16, 2005 by approximately $1,348.5 million. The table below provides information regarding the Company’s preliminary allocation of purchase price to intangible assets and the related amortization expense included in the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2005 (in millions).

	Gross Carrying Amount at October 17, 2005	Method of Amortization	Estimated Useful Lives	Unaudited Pro Forma Consolidated Amortization Expense for the Year Ended December 31, 2005
Member relationships	$760.0	Declining balance	7 years	$210.8
Affinity relationships	539.0	Declining balance	10 years	134.6
Proprietary databases and systems	52.0	Straight line	3 years	17.4
Trademarks/Tradenames	25.0	Straight line	15 years	1.7
Patents and technology	20.0	Straight line	12 years	1.9

	$1,396.00

2005 pro forma consolidated amortization expense				366.4
Company’s historical 2005 amortization expense				(76.3)
Predecessor’s historical 2005 amortization expense				(2.6)

Pro forma adjustment to 2005 amortization expense				$287.5

The Company’s preliminary allocation of purchase price increased the Predecessor’s carrying value of property and equipment as of October 16, 2005 by approximately $19.3 million, which primarily consists of a write-up in capitalized software of $24.6 million and a write-down in computer equipment of $5.3 million. The table below provides information regarding our depreciation expense included in the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2005 (in millions).

2005 pro forma consolidated depreciation expense	$41.0
Company’s historical 2005 depreciation expense	(8.2)
Predecessor’s historical 2005 depreciation expense	(29.7)

Pro forma adjustment to 2005 depreciation expense	$3.1

(d)	Represents incremental interest expense for the additional indebtedness related to the Transactions, consisting of the senior notes in the principal amount of $270.0 million, net of discount of $3.6 million, the term loan B under our credit facility in the principal amount of $860.0 million and our senior subordinated bridge loan facility in the principal amount of $383.6 million. The interest rates under the credit facility used for pro forma purposes are generally based on the rates in effect during the period from October 17, 2005 to December 31, 2005. The adjustment assumes amortization of the discount on the senior notes based upon an effective interest rate of 10.375%. Also, the adjustment assumes amortization of debt issuance costs of approximately $42.0 million using the effective interest method over the maturity of the debt. The estimated weighted average interest rate used to compute the pro forma adjustment for interest expense is approximately 8.8%.

(e)	Represents the elimination of the Predecessor’s historical provision for income taxes and the inclusion of a provision for income taxes based on our tax status following the Transactions. We have provided a valuation allowance against our net federal and state deferred tax assets with the exception of deferred tax liabilities relating to goodwill amortization for federal and state income tax purposes. The pro forma tax provision for income taxes primarily includes deferred taxes for goodwill deductible on our federal and state income tax returns, current state taxes and foreign income taxes.

Note 3:

Reflects the following pro forma adjustment to give effect to the Refinancing and the Additional Senior Notes Offering for the three months ended March 31, 2006:

(a)	Represents the difference in interest attributable to the senior subordinated bridge loan facility compared to the note offerings along with the quarterly amortization of debt issuance costs and the discount and premium on the old note offerings.

Note 4:

Reflects the following pro forma adjustment to give effect to the Refinancing and the Additional Senior Notes Offering for the year ended December 31, 2005:

(a)	Represents the difference in interest attributable to the senior subordinated bridge loan facility compared to the note offerings along with the annual amortization of debt issuance costs and the discount and premium on the old note offerings.

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL AND OTHER DATA

The following table presents our selected historical consolidated and combined financial data for 2002 through 2005. The following information should be read in conjunction with, and is qualified by reference to, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited consolidated and combined financial statements and the notes thereto included elsewhere in this prospectus.

The consolidated balance sheet data of Affinion as of December 31, 2005, the combined balance sheet data of the Predecessor as of December 31, 2004 and the related consolidated statements of operations data and cash flows data of Affinion for the period October 17, 2005 to December 31, 2005 and the related combined statements of operations data and cash flows data of the Predecessor for the period from January 1, 2005 to October 16, 2005 and for the years ended December 31, 2004 and 2003 are derived from the consolidated and combined financial statements and the notes thereto included elsewhere herein. The combined balance sheet data as of December 31, 2002 has been derived from the unaudited combined balance sheet of the Predecessor, and the combined statement of operations data and cash flows data for the year ended December 31, 2002 have been derived from the 2002 audited combined financial statements of the Predecessor none of which are included herein.

The consolidated balance sheet data of Affinion as of March 31, 2006, the related consolidated statements of operations data and cash flows data of Affinion for the three months ended March 31, 2006 and the related combined statements of operations data and cash flows data of the Predecessor for the three months ended March 31, 2005 are derived from the unaudited condensed consolidated and combined financial statements and the notes thereto included elsewhere herein. These unaudited condensed consolidated and combined financial statements have been prepared on the same basis as the audited consolidated and combined financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Interim financial results are not necessarily indicative of results that may be expected for the full fiscal year or any future reporting period.

The table below does not include selected combined statement of operations data for the year ended December 31, 2001. A combination of factors result in our inability to provide the 2001 selected combined statement of operations information without unreasonable effort and expense. These factors are: (1) the combined statement of operations for our Predecessor does not exist; (2) our Predecessor’s principal revenue recognition system was replaced in 2001; and (3) our Predecessor retroactively implemented the Financial Accounting Standards Board’s Interpretation No. 46, “Consolidation of Variable Interest Entities,” as revised (“FIN 46R”), effective as of January 1, 2002, and it would require significant effort and expense to apply FIN 46R to the 2001 combined statement of operations. We believe that the omission of the selected combined statement of operations data for 2001 would not have a material impact on a reader’s understanding of our financial results and related trends.

The Predecessor	The Company	The Predecessor	The Company
Years Ended December 31,	For the Period January 1, 2005 to October 16, 2005	For the Period October 17, 2005 to December 31, 2005	For the Three Months Ended March 31, 2005	For the Three Months Ended March, 31 2006
2001	2002	2003	2004
(in millions, except ratios)
Consolidated and Combined Statements of Operations Data:
Net revenues	$1,458.4	$1,443.7	$1,530.9	$1,063.8	$134.9	$337.5	$245.9

Expenses:
Marketing and commissions(1)	698.6	683.7	665.3	515.0	87.1	168.1	134.1
Operating costs	409.6	379.5	383.3	315.0	48.7	106.4	75.3
General and administrative	112.5	115.7	185.0	134.5	20.2	32.1	29.0
Gain on sale of assets	—	—	(23.9)	(4.7)	—	(0.6)	—
Depreciation and amortization	45.3	44.5	43.9	32.3	84.5	10.4	101.7

Total expenses	1,266.0	1,223.4	1,253.6	992.1	240.5	316.4	340.1

Income/(loss) from operations	192.4	220.3	277.3	71.7	(105.6)	21.1	(94.2)
Interest income	3.2	2.0	1.7	1.9	1.3	0.5	1.2
Interest expense	(15.5)	(14.1)	(7.3)	(0.5)	(31.9)	(0.3)	(34.1)
Other income/(expense), net	(14.0)	6.7	0.1	5.9	—	(0.1)	—

Income/(loss) before income taxes and minority interests	166.1	214.9	271.8	79.0	(136.2)	21.2	(127.1)
Provision for/(benefit from) income taxes	116.6	71.3	(104.5)	28.9	—	8.0	(0.9)
Minority interests, net of tax	—	(0.7)	(0.1)	—	0.1	0.1	0.1

Income/(loss) before cumulative effect of accounting change	49.5	144.3	376.4	50.1	(136.3)	—	—
Cumulative effect of accounting change, net of tax	(143.7)	—	—	—	—	—	—

Net income/(loss)	$(94.2)	$144.3	$376.4	$50.1	$(136.3)	$13.1	$(126.3)

Consolidated and Combined Balance Sheet Data (at period end):
Cash and cash equivalents (excludes restricted cash)	$97.4	$86.2	$63.2	$22.5	—	$113.4	$37.4	$84.7
Working capital deficit	(397.3)	(450.3)	(463.9)	(322.4)	—	(92.7)	(283.8)	(135.0)
Total assets	1,334.2	1,335.0	1,246.6	1,158.5	—	2,200.0	1,167.5	2,114.4
Total debt	126.7	140.4	131.2	31.6	—	1,491.0	11.4	1,471.0
Stockholder’s/combined equity	93.4	123.7	115.6	293.6	—	233.9	349.3	109.6
Consolidated and Combined Cash Flows Data:
Net cash provided by/(used in):
Operating activities	$34.7	$167.1	$256.9	$116.9	$22.5	$(20.2)	$(6.6)
Investing activities	(40.3)	(27.2)	1.9	(49.9)	(1,631.5)	(6.3)	(2.4)
Financing activities	(10.4)	(165.6)	(301.5)	(23.4)	1,722.9	42.2	(20.1)
Other Financial Data:
Capital expenditures	$42.5	$20.8	$25.8	$24.0	$9.0	$5.6	$4.4
Ratio of earnings to fixed charges(2)	8.5	x	11.4	x	19.8	x	15.9	x	—	—

(1)

As discussed in Note 2 to the consolidated and combined financial statements included elsewhere herein, the Predecessor previously deferred costs which varied with and were directly related to acquiring new insurance business on its combined balance sheets as deferred acquisition costs to the extent such costs were deemed recoverable from future cash flows. These costs were amortized as marketing expense over a 12-year period using a declining balance method generally in proportion to the related insurance revenue, which amortization was based on attrition rates associated with the approximate rate that insurance revenues collected from customers decline over time. Amortization of deferred acquisition costs commenced upon recognition of the related insurance revenue. Immediately following the Transactions, we began expensing such costs as they are incurred. The acquisition costs incurred and capitalized by the Predecessor totaled approximately $57.2 million, $62.1 million and $58.9 million for the years ended December 31, 2002, 2003 and 2004, respectively and $37.1 million for the period from January 1, 2005 to October 17, 2005. The Predecessor’s amortization expense of deferred acquisition costs was $31.0 million, $29.1 million and $43.7 million for the years ended December 31, 2002, 2003 and 2004, respectively, and $42.0 million for the period from January 1, 2005 to October 17, 2005. We incurred and expensed acquisition costs that totaled $12.6 million for the period from October 17, 2005 to December 31, 2005.

(2)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and minority interests plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and a portion of rental expense that management believes is representative of the interest component of rental expense. Our earnings were insufficient to cover fixed charges by $136.2 million for the period from October 17, 2005 to December 31, 2005 and by $127.1 million for the three months ended March 31, 2006. Additionally, on a pro forma basis after giving effect to the Transactions, the Refinancing and the Additional Senior Notes Offering, earnings would have been insufficient to cover fixed charges and there would have been a deficiency of $429.6 million for the year ended December 31, 2005, and $128.0 million for the three months ended March 31, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition should be read in conjunction with the consolidated and combined financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward looking statements. See “Cautionary Statement Concerning Forward-Looking Statements.”

Introduction

Management’s discussion and analysis of results of operations and financial condition (“MD&A”) is provided as a supplement to the consolidated and combined financial statements and the related notes thereto included elsewhere herein to help provide an understanding of our financial condition, changes in financial condition and results of our operations. The MD&A is organized as follows:

•	Overview. This section provides a general description of our business and operating segments, as well as recent developments that we believe are important in understanding our results of operations and financial condition and in anticipating future trends.

•	Results of operations. This section provides an analysis of our results of operations for the three months ended March 31, 2006 and 2005, and for the years ended December 31, 2005 (on a pro forma basis), 2004 and 2003. This analysis is presented on both a consolidated and combined basis and on an operating segment basis. The 2005 results of operations are presented on a pro forma basis that gives effect, in the manner described under “Unaudited Pro Forma Condensed Consolidated Financial Information” and the notes thereto, to the Transactions, the Refinancing and the Additional Senior Notes Offering as if they occurred on January 1, 2005.

•	Financial condition, liquidity and capital resources. This section provides an analysis of our cash flows for the three months ended March 31, 2006 and 2005, and for the years ended December 31, 2005 (on a pro forma basis which combines the Predecessor’s and the Company’s results for the period), 2004 and 2003 and our financial condition as of March 31, 2006 and as of December 31, 2005, as well as a discussion of our liquidity and capital resources prior to and following the Transactions, the Refinancing and the Additional Senior Notes Offering.

•	Quantitative and qualitative disclosures about market risk. This section discusses how we manage exposure to potential loss arising from adverse changes in interest rates and foreign currency exchange rates.

•	Critical accounting policies. This section discusses certain significant accounting policies considered to be important to our financial condition and results of operations, and which require significant judgment and estimates on the part of management in their application. In addition, all of our significant accounting policies, including our critical accounting policies, are summarized in Note 2 to our consolidated and combined financial statements included elsewhere in the prospectus.

Overview

Description of Business

We are a leading affinity direct marketer of value-added membership, insurance and package enhancement programs and services to consumers, with over 30 years of experience. We offer our programs and services worldwide through approximately 4,500 affinity partners as of March 31, 2006. We utilize the brand names, customer contacts and billing vehicles of our affinity partners to market a broad portfolio of 25 core programs in approximately 200 configurations. We market to consumers using direct mail, online marketing, in-branch marketing, telemarketing and other marketing methods. Our programs provide our members and end-customers with access to a variety of discounts and shop-at-home conveniences in such areas as retail merchandise, travel, automotive and home improvement; insurance programs such as accidental death and dismemberment, hospital accident protection and hospital indemnity protection, and personal protection benefits and services such as credit monitoring and identity-theft resolution services. In addition, we have a growing loyalty solutions operation which administers points-based loyalty programs. We market our programs under the Progeny Marketing Innovations, Cims and Trilegiant Loyalty Solutions service marks. As of December 31, 2005, we had approximately 70 million members and end-customers worldwide.

We currently operate in four operating segments:

•	Membership Operations—designs, implements, and markets membership programs to customers of our affinity partners in North America and provides travel agency services primarily to our membership customers.

•	Insurance and Package Operations—markets accidental death and dismemberment insurance (“AD&D”) and other insurance programs to customers of our affinity partners in North America and designs and provides package enhancement programs primarily to financial institutions in North America, who, in turn, market or provide these programs to their customers.

•	International Operations—markets membership programs and package enhancement programs to customers of our affinity partners outside North America.

•	Loyalty Operations—administers points-based loyalty programs and provides enhancement benefits to credit card issuers.

These operations use both retail and wholesale arrangements. In our subscription-based retail arrangements, we incur marketing expenses to acquire new customers for our membership, insurance and package enhancement programs with the objective of building highly profitable and predictable recurring future revenue streams and cash flows. In our membership and package enhancement operations, these marketing costs are expensed when the campaign is launched, while in our insurance operations these costs through the date of the Transactions were capitalized and amortized over twelve years in proportion to the revenue expected to be earned from those campaigns. For periods following the closing of the Transactions, we have changed our accounting policy so that these insurance marketing costs are expensed when the costs are incurred as the campaign is launched similar to our membership and package operations. This change will eliminate the historical differences between the actual cash marketing spend and the marketing costs expensed in a period.

Our membership programs are offered under a variety of terms and conditions. Members are usually offered incentives (e.g. free credit reports or other premiums) and one to three month risk-free trial periods to encourage them to use the benefits of membership before they are billed. We do not recognize any revenue during the trial period and expense the cost of all incentives and program benefits and servicing costs as incurred.

Customers of our membership programs typically pay their membership fees either annually or monthly. Our membership operations may have significant timing differences between the receipt of membership fees for annual members and revenue recognition. Historically, memberships were offered primarily under full money back terms whereby a member could receive a full refund upon cancellation at any time during the current membership term. These revenues are recognized upon completion of the membership term when they are no longer refundable. Depending on the length of the trial period, this revenue may not be recognized for up to 16 months after the related marketing spend is incurred and expensed. Currently, annual memberships are primarily offered under pro-rata arrangements in which the member is entitled to a prorated refund for the unused portion of their membership term. This allows us to recognize revenue ratably over the annual membership term. In late 2003, we began to expand the types of memberships that we offer to include memberships under monthly payment programs. Approximately 62% of our new member enrollments during the first three months of 2006 and approximately 70% of our new member enrollments during the year ended December 31, 2005, were in monthly payment programs. Revenue is recognized monthly under both annual pro rata and monthly memberships, allowing for a better matching of revenues and related servicing and benefit costs when compared to annual full money back memberships. Memberships remain under the billing terms in which they were originated. As we replace annual memberships with monthly memberships we receive less cash at the beginning of the membership term and, therefore, have lower deferred revenue resulting in temporarily higher Segment EBITDA (as discussed under “Financial Condition, Liquidity and Capital Resources—Covenant Compliance—Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures” below) than cash flows from operations. We believe that once monthly memberships, as a percentage of all members within the membership base, reach a constant level, Segment EBITDA and cash flows from operations will be more closely aligned.

We utilize the brand names, customer contacts and billing vehicles (credit or debit card, checking account, mortgage or other type of billing arrangement) of our affinity partners in our marketing campaigns. We generally compensate our affinity partners either with commissions based on revenues we receive from members (which we expense in proportion to the revenue we recognize) or up-front marketing payments, commonly referred to as bounties (which we expense when incurred). The commission rates which we pay to our affinity partners differ depending on the arrangement we have with the particular affinity partner and the type of media which we utilize in the marketing campaign. For example, marketing campaigns which utilize direct mail and online programs generally have lower commission rates than other marketing media we use. As a result of recent changes in affinity partner arrangements and the use of more direct mail and online media in our new marketing campaigns, our commission rates have decreased.

In our insurance operations, we serve as an agent and third-party administrator for the marketing of AD&D and other insurance programs. Free trial periods and incentives are generally not offered with our insurance programs. Insurance program participants typically pay their insurance premiums either monthly or quarterly. Insurance revenues are recognized ratably over the insurance period and there are no significant differences between cash flows and related revenue recognition. We earn revenue in the form of commissions collected on behalf of the insurance carriers and participate in profit-sharing relationships with the carriers that underwrite the insurance policies that we market. Our estimated share of profits from these arrangements is reflected as profit-sharing receivables from insurance carriers on the accompanying consolidated and combined balance sheets and any changes in estimated profit sharing are periodically recorded as an adjustment to net revenue. Revenue from insurance programs is reported net of insurance costs in the accompanying consolidated and combined financial statements.

Our wholesale arrangements involve us providing services to our affinity partners to support programs for their customers. Our affinity partners are typically responsible for customer acquisition, retention and collection and typically pay us one-time implementation fees and ongoing monthly service fees based on the number of members enrolled in these programs. Implementation fees are recognized over the contract period while monthly service fees are recognized in the month earned. Wholesale revenues also include revenues from transactional activities associated with our programs such as the sales of additional credit reports and discount shopping and travel purchases by members. The revenues from such transactional activities are recognized in the month earned.

To increase the flexibility of our business model, we have made significant progress by transitioning our operations from a highly fixed-cost structure to a more variable structure by combining similar functions and processes, consolidating facilities and outsourcing a significant portion of our call center and other back-office processing. This added flexibility should better enable us to redeploy our marketing capital globally across our operations to maximize returns.

Factors Affecting Results of Operations and Financial Condition

Competitive Environment

As a leader in the affinity direct marketing industry, we are competing with many other organizations, including certain of our affinity partners, to obtain a share of the customers’ business. As affinity direct marketers, we derive our leads from customer contacts, which our competitors seek access to, and must generate sufficient earnings per lead for our affinity partners to compete effectively.

We compete with companies of varying size, financial strength and availability of resources. Our competitors include financial institutions, insurance companies, consumer goods companies, internet companies and others as well as other direct marketers offering similar programs. Some of our competitors are larger than we are, with more resources, financial and otherwise.

We expect this competitive environment to continue in the foreseeable future.

Financial Industry Trends

Historically, financial institutions have represented a significant majority of our affinity partner base. In the past few years, a number of our existing financial institution affinity partners have been acquired by, or merged with, other financial institutions. Several recent examples include Bank of America Corporation and Fleet Boston Financial Corporation, JPMorgan Chase & Co. and Bank One Corporation, and Washington Mutual, Inc. and Providian Financial. As we generally have relationships with either the acquirer, the target or, as in most cases, both the acquirer and the target, this industry consolidation has not, to date, had a material long-term impact on either our marketing opportunities or our margins, but has created delays in new program launches while the merging institutions focus on consolidating their internal operations.

In certain circumstances, our financial affinity partners have sought to develop and market their own in-house programs, most notably programs that are analogous to our credit monitoring and identity-theft resolution services. As we have sought to maintain our market share and to continue these programs with our partners, in some circumstances we have shifted from a retail marketing arrangement to a wholesale arrangement. As a result, this trend has caused some margin compression for us, most notably in the inbound telemarketing channel, and has accelerated the shift from retail to wholesale arrangements for our credit monitoring and identity-theft resolution services.

Internationally, our package programs have been primarily offered by some of the largest financial institutions in Europe, as well as the world. As these banks attempt to increase their own net revenues and margins, we have experienced significant price reductions from what we had previously been able to charge these institutions for our programs when our agreements come up for renewal. We expect this pricing pressure on our international package offerings to continue in the near-term and that it will cause our income from operations, Segment EBITDA and Adjusted EBITDA for the year ended 2006 to be lower as compared to the year ended 2005.

Regulatory Environment

We are subject to federal and state regulation as well as regulation by foreign authorities in other jurisdictions. Certain regulations that govern our operations include: federal, state and foreign marketing laws; federal, state and foreign privacy laws; and federal, state and foreign insurance and consumer protection regulations. Federal regulations are primarily enforced by the FTC and the FCC. State regulations are primarily enforced by individual state attorneys general. Foreign regulations are enforced by a number of regulatory bodies in the relevant jurisdictions. See “Business—Governmental and Regulatory Matters.”

These regulations primarily impact the means we use to market our programs, which can reduce the conversion rates of our solicitation efforts, and impact our ability to obtain updated information from our members and end-customers and, in our insurance operations, limit our ability to implement pricing changes.

We incur significant costs to ensure compliance with these regulations; however, we are party to lawsuits, including class action lawsuits, and state attorney general investigations involving our business practices which also increase our costs of doing business.

Seasonality

Historically, seasonality has not had a significant impact on our business. Our revenues are more affected by the timing of marketing programs which can change from year to year depending on the opportunities available and pursued.

Business History

General. Our business started with our North American membership operations in 1973. Over a decade later we expanded our business to include North American insurance and package operations. In 1988, we acquired a loyalty solutions and enhancement programs business and in the early 1990s, we expanded our membership and package operations internationally. During these periods, the various operations within the combined financial statements operated independently and were subject to certain non-compete agreements between them which limited their access to new channels, affinity partners, products and markets.

In 2004, we terminated the non-compete agreements described above and streamlined our organizational structure to integrate these historically separately managed operations. Accordingly, our North American membership, insurance, package and loyalty operations came under common management beginning in the first quarter of 2004 and the North American management team assumed responsibility for our international operations in late 2004 and oversight of the travel agency in the first quarter of 2005.

Integration and the 2005 Reorganization. In February 2004, we began integrating the North American membership and insurance and package operations. The organizational structures of the two operations were realigned to combine departments and eliminate redundant functions. We reorganized the sales forces to be more aligned with the needs of our affinity partners and have a unified and comprehensive approach to the North American market. We also combined our marketing and procurement efforts to take advantage of the larger scale of the combined businesses. During 2004 and continuing in 2005, as part of this initial integration effort, we incurred approximately $7.4 million of severance and other restructuring costs recorded primarily in general and administrative expense on the consolidated and combined statements of operations. These severance and other restructuring costs have resulted in approximately $9.7 million of annual ongoing cost savings, a portion of which was realized in 2004 with the majority realized in 2005.

In 2005, we developed reorganization plans for our international and North American travel agency operations based on our successful earlier integration efforts, including facility consolidation, outsourcing of our call center and other back office functions as well as eliminating redundant functions and centralizing oversight for common processes (the “2005 Reorganization”). During 2005 we incurred $8.1 million of costs as part of the 2005 Reorganization and during 2006 we expect to incur an additional $2.1 million of costs as part of the 2005 Reorganization recorded primarily in general and administrative expense on the consolidated and combined statements of operations. As a result, we have generated, or expect to generate approximately $11.0 million of annual cost savings, a portion of which was realized in 2005 with the majority realized in 2006. We anticipate no offsetting increases in expenses or decreases in revenues at this time as a result of these initiatives. We intend to review opportunities for further rationalization of all of our operations.

2004 Events. During 2004, we elected to monetize certain recurring revenue streams and assets (the “2004 Events”). These transactions consisted of the following:

•	In late 2001 and early 2002, we conducted one-time marketing programs to assist a third party in acquiring customers and in return we earned a royalty from revenues received by the third party from these customers. As this type of arrangement is not part of our core strategy, in December 2004 we sold this royalty stream back to the third party and terminated the related agreements. We recognized a gain of $33.8 million, which was recorded in net revenues.

•	During 2003, to improve profitability from marketing programs in our insurance operations, we deemphasized the sale of term life insurance policies. In June 2003, we made a strategic decision to cease marketing and selling new long-term care insurance policies; however, we continued to derive commission revenue pursuant to agreements with the insurance carriers that underwrite the policies we previously marketed. On December 30, 2004, we sold 78% of our commission contract rights related to our long-term preferred care insurance operations. We realized a gain upon the sale of $23.9 million in 2004, with an additional gain of $4.7 million recognized in the first nine months of 2005 upon receipt of certain consents. Both gains were recorded in gain on sale of assets on the combined statements of operations.

•	During the fourth quarter of 2004, we sold a membership revenue stream in our international operations from a contract with an affinity partner where we had previously ceased marketing new memberships for that partner for a gain of $15.7 million recorded in net revenues.

The Transactions

On October 17, 2005, Cendant completed the sale of the Predecessor to us, pursuant to a purchase agreement dated July 26, 2005 for approximately $1.8 billion. The purchase price consisted of approximately $1.7 billion of cash, net of estimated closing adjustments, plus $125 million face value of newly issued preferred stock (fair value of $80.4 million) of Holdings and a warrant (fair value of $16.7 million) that is exercisable into 7.5% of the common equity of Holdings, subject to customary anti-dilution adjustments, and $38.1 million of transaction related costs.

The warrant will be exercisable on or after the October 17, 2009 (or earlier, if Apollo achieves certain returns on its investment). The warrant is not currently exercisable and is not expected to become exercisable within 60 days. On March 20, 2006, the exercise price of the warrant was $10.50, which reflects a $10 per share purchase price paid by Parent LLC for shares of Holdings’ common stock in connection with the Transactions, and a 5% quarterly increase. The exercise price will be increased by 5% on every three month anniversary of the closing date of the Transactions, subject to certain adjustments, and will be multiplied by 2.18 if certain dividends or distributions are made on Holdings’ common stock.

The preferred stock, entitles its holder to receive dividends of 8.5% per annum (payable, at Holdings’ option, either in cash or in kind) and ranks senior to shares of all other classes or series of stock with respect to rights upon a liquidation or sale of Holdings at a price of the then-current face amount, plus any accrued and unpaid dividends. The preferred stock is redeemable at Holdings’ option at any time, subject to the applicable terms of our debt instruments and applicable laws. See “Security Ownership of Certain Beneficial Owners and Management” for additional information about the terms of the preferred stock.

On October 14, 2005, the Predecessor acquired all of the outstanding shares of common stock of TRL Group, Inc. (“TRL Group”) not owned by the Predecessor for approximately $15.7 million and the credit agreement provided by Cendant to TRL Group was terminated. Pursuant to the purchase agreement, we acquired all of the outstanding capital stock and membership interests of the Predecessor, as well as substantially all of the Predecessor’s assets and liabilities. Certain assets and liabilities of the Predecessor were retained by Cendant pursuant to the purchase agreement. See “The Acquisition.”

As part of the Transactions, we made a special tax election referred to as a “338(h)(10) election” with respect to the target companies. Under the 338(h)(10) election, the target companies were deemed to have sold and repurchased their assets at fair market value. By adjusting the tax basis in such assets to fair market value for U.S. federal income tax purposes, the aggregate amount of our tax deductions for depreciation and amortization will increase, which will reduce our cash taxes in the future and thus, further enhance our free cash flow generation.

Results of Operations

Supplemental Data

The following table provides data for selected business segments.

	Three Months Ended March 31,		Years Ended December 31,
	2006	2005	2005	2004	2003
Membership Operations:
Retail
Average Members(1) (000’s)	9,631	11,462	10,786	12,832	15,745
% Monthly Members	33.0%	24.2%	28.6%	17.4%	7.7%
% Annual Members	67.0%	75.8%	71.4%	82.6%	92.3%
Annualized Net Revenue Per Average Member(2)	$65.88	$56.55	$61.13	$52.86	$43.72
Wholesale
Average Members(1)(3) (000’s)	3,724	3,899	3,843	4,179	3,871
Portion for service formerly retail	1,720	1,421	—	—	—
Retail including wholesale formerly retail	11,351	12,883	—	—	—
Insurance and Package Operations:
Insurance(4)
Average Basic Insured(1) (000’s)	26,170	27,784	27,406	29,585	33,009
Average Supplemental Insured (000’s)	5,632	5,987	5,843	6,233	6,483
Annualized Net Revenue Per Supplemental Insured(2)	$43.64	$41.44	$40.28	$40.60	$37.81
Package
Average Members(1) (000’s)	7,124	7,709	7,532	8,343	9,097
Annualized Net Revenue Per Average Member(2)	$13.60	$13.65	$13.73	$13.56	$12.92
International Operations:
Package
Average Members(1) (000’s)	16,804	16,115	16,304	15,239	13,403
Annualized Net Revenue Per Average Package Member(2)	$6.68	$9.42	$8.03	$10.16	$10.16
Other Retail Membership
Average Members(1)(5) (000’s)	2,312	2,860	2,633	4,080	4,224
Annualized Net Revenue Per Average Member(2)(6)	$20.33	$20.02	$20.30	$22.05	$18.96
New Retail Membership(7)
Average Members(1) (000’s)	41	—	—	—	—
Annualize Net Revenue Per Average Member(2)	$71.20	—	—	—	—

(1)	Average Members and Average Basic Insured for the period are each calculated by determining the average members or insureds, as applicable, for each month (adding the number of members or insureds, as applicable, at the beginning of the month with the number of members or insureds, as applicable, at the end of the month and dividing that total by two) for each of the months in the period and then averaging that result for the period (i.e. quarter or full year). A member’s or insured’s, as applicable, count is removed in the period in which he has cancelled.
(2)	Annualized Net Revenue Per Average Member and Annualized Net Revenue Per Supplemental Insured are each calculated by taking the revenues as reported for the period (i.e. quarter or full year) and dividing it by the average members or insureds, as applicable, for the period. Quarterly periods are then multiplied by four to annualize this amount for comparative purposes. Upon cancellation of a member or an insured, as applicable, his revenues are no longer recognized in the calculation.
(3)	Includes 1,593,000, 832,000 and 277,000 average members for the years ended December 31, 2005, 2004 and 2003, respectively, related to wholesale programs historically offered under retail arrangements. Includes 1,719,000 and 1,420,000 average members for the three months ended March 31, 2006 and 2005, respectively, related to wholesale programs historically offered under retail arrangements.
(4)	Excludes long-term preferred care programs which were monetized as part of the 2004 Events.
(5)	Includes 970,000 and 1,042,000 average members for the years ended December 31, 2004, and 2003, respectively, related to the programs monetized as part of the 2004 Events.
(6)	Excludes non-recurring revenue of $15.7 million for the year ended December 31, 2004 related to the programs monetized as part of the 2004 Events.
(7)	As a result of initiating retail marketing in our international operations, during the second quarter of 2005 we began tracking retail joins in a manner consistent with our Membership Operations.

In late 2002, our membership operations changed its strategic focus to overall profitability and generating higher revenue from each member rather than the size of our member base. This has resulted in lower average members offset by higher average revenues per member at lower commission rates and lower variable cost and higher contribution per member. Following a competitive analysis of the marketplace, we recognized that our products were priced below similar products offered in the marketplace. Additionally, we recognized that there were opportunities to further optimize marketing campaigns that had the effect of acquiring less members but nonetheless such members were more profitable in the aggregate. By raising prices and marketing more efficiently, we were able to increase our revenues even though less aggregate members joined our programs. For example, 100 consumers joining a product with a $100 annual fee is likely to generate more revenue than 120 consumers joining a product with a $75 annual fee. Accordingly, by increasing the prices for our products and engaging in marketing campaigns that were designed to achieve a greater return on marketing investment, we were able to increase our revenues even though the aggregate number of members in our base declined.

Wholesale members include members where we typically receive a monthly service fee to support programs offered by our partners. Certain programs historically offered as retail arrangements have switched to wholesale arrangements with lower annualized price points and no commission expense.

Basic insureds typically receive $1,000 of AD&D coverage at no cost to the consumer since the affinity partner pays the cost of this coverage. Supplemental insureds are customers who have elected to pay premiums for higher levels of coverage. Average supplemental members have decreased primarily due to reductions in new marketing spend. Average annualized net revenue per insured has increased primarily due to the introduction of higher-priced programs and higher levels of AD&D insurance coverage.

Domestic package members have declined primarily due to certain client terminations partly offset by increases in net revenue per average member due to the introduction of higher priced programs.

As further explained below, the international package business generated lower average revenue per member during year ended December 31, 2005, compared to 2004 and 2003 primarily related to the renegotiation of package contracts at lower rates. International operations launched higher price membership programs in 2005. Similar to North America, the focus has shifted to profitable revenue growth versus member growth.

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

The following table summarizes our consolidated results of operations for the three months ended March 31, 2006 and our historical combined results of operations for the three months ended March 31, 2005:

	Company	Predecessor	Increase/ (Decrease) Related to the Transactions
	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005		Increase/ (Decrease) Other
	(in millions)
Net revenues	$245.9	$337.5	$(87.0)	$(4.6)

Expenses:
Marketing and commissions	134.1	168.1	(24.1)	(9.9)
Operating costs	75.3	106.4	(15.8)	(15.3)
General and administrative	29.0	32.1	4.6	(7.7)
Gain on sale of assets	—	(0.6)	—	0.6
Depreciation and amortization	101.7	10.4	92.7	(1.4)

Total expenses	340.1	316.4	57.4	(33.7)

Income/(loss) from operations	(94.2)	21.1	(144.4)	29.1
Interest income	1.2	0.5	—	0.7
Interest expense	(34.1)	(0.3)	34.1	(0.3)
Other income, net	—	(0.1)	—	0.1

Income/(loss) before income taxes and minority interests	(127.1)	21.2	(178.5)	30.2
Provision for (benefit from) income taxes	(0.9)	8.0	(21.2)	12.3
Minority interests, net of tax	0.1	0.1	—	—

Net income/(loss)	$(126.3)	$13.1	$(157.3)	$17.9

Overview of Operating Results for the Three Months Ended March 31, 2006

The following is an overview of major changes affecting our operating results for the three months ended March 31, 2006.

Purchase accounting adjustments made in the Transactions had a significant impact on our results of operations for the three months ended March 31, 2006 following the Transactions. These entries, which are non-cash in nature, reduced net revenues by $87.0 million and income from operations by $144.4 million. Because deferred revenues were reduced in purchase accounting, net revenues recognized for periods following the Transactions will be less than they otherwise would have been. Also, we recorded a liability in purchase accounting for the fair value of servicing our members existing at the date of the Transactions for which no revenue will be recognized in the future. Because the liability recorded in purchase accounting will be used to offset future servicing costs for such members, our operating costs will be lower for periods following the Transactions than they otherwise would have been. Also, because prepaid commissions were reduced in purchase accounting, marketing and commissions expense for periods following the Transactions will be less than they otherwise would have been. The effect of these purchase accounting adjustments on our historical consolidated results of operations for the three months ended March 31, 2006 was to reduce net revenues by $87.0 million, marketing and commissions expense by $21.7 million, and operating costs expense by $15.8 million. Marketing and commissions expense also decreased by approximately $2.4 million related to the amortization of capitalized insurance contract rights and list fees whose fair value is now included in other intangibles, net. Amortization of existing insurance contract rights and list fees as of the consummation of the Transactions is reflected as amortization expense for the three months ended March 31, 2006. Additionally, we recorded $92.7 million incremental amortization expense which negatively affected results of operations.

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

The following section provides an overview of our consolidated results of operations for the three months ended March 31, 2006 as compared to our combined results of operations for the three months ended March 31, 2005.

Net Revenues. During the three months ended March 31, 2006, we reported net revenues of $245.9 million, a decrease of $91.6 million, or 27.1% as compared to net revenues of $337.5 million in the comparable 2005 period. Approximately $87.0 million of the decrease was due to a non-cash reduction in deferred revenue recorded as part of purchase accounting related to the Transactions in 2005. Net revenues will continue to be affected in 2006 and 2007 by the reduction in deferred revenue recorded in purchase accounting. Net revenues excluding the impact of the Transactions decreased by $4.6 million primarily due to a decrease in International net revenues of $6.9 million due to lower package revenues resulting from contract renewal renegotiations with certain affinity partners, $3.3 million from the impact of the strengthening of the U.S. dollar and $1.5 million from the loss of certain Payment Card Protection membership programs. These decreases were partially offset by increased Loyalty revenues of $3.7 million primarily from new programs introduced toward the end of 2005 along with $2.3 million of royalty revenue received from the licensing of a patent to Cendant.

Marketing and Commission Expense. Marketing and commission expense decreased by $34.0 million, or 20.2%, to $134.1 million for the three months ended March 31, 2006 from $168.1 million for the three months ended March 31, 2005. Approximately $21.7 million of the decrease was the result of a reduction in commissions related to the recording of non-cash purchase accounting adjustments to prepaid commissions related to deferred revenues. Another $2.1 million of the reduction was attributable to the adjustment to conform the Predecessor’s accounting for deferred acquisition costs of the Insurance operations to our policy of expensing such costs as incurred. The Predecessor capitalized and amortized these deferred acquisition costs over a 12 year period in proportion to the related insurance revenue. The $2.1 million reduction represents the net impact of the acquisition costs incurred during the three months ended March 31, 2006 exceeding the Predecessor’s amortization expense related to such costs for the three months ended March 31, 2005. Capitalized contract rights and list fees in our Insurance business were previously amortized by the Predecessor in marketing expense. As part of the Transactions, existing contract rights and list fees were recorded as intangible assets and amortized to amortization expense. The amount amortized to marketing expense for the three months ended March 31, 2005 was $2.4 million. In addition, overall new marketing spend decreased by approximately $2.5 million from the three months ended March 31, 2005 primarily due to the timing of various programs.

Operating Costs. Operating costs decreased by $31.1 million, or 29.2%, to $75.3 million for the three months ended March 31, 2006 from $106.4 million for the three months ended March 31, 2005. Approximately $15.8 million of this decrease was the result of an adjustment for a liability recorded in purchase accounting to service our members (for which no revenue will be recognized in the future) as a result of the Transactions, along with a reduction in travel agency operating costs of $4.3 million, reduced costs from centralizing our international information technology functions and terminating various support contracts as we returned to managing these functions internally and a reduction of $1.9 million due to the strengthening of the U.S. dollar.

General and Administrative Expense. General and administrative expense decreased by $3.1 million, or 9.7%, to $29.0 million for the three months ended March 31, 2006 from $32.1 million for the three months ended March 31, 2005. The decrease was primarily the result of the absence in the current period of litigation and settlement costs from the Fortis litigation matter which burdened the three months ended March 31, 2005 by $3.3 million. In our membership business, the three months ended March 31, 2005 included charges of $1.5 million related to the disposition of a facility and general corporate overhead allocations of $2.3 million, both of which were absent from the three months ended March 31, 2006. Partially offsetting these decreases was a $4.6 million charge related to accrued management retention bonuses as a result of the Transactions.

Depreciation and Amortization Expense. Depreciation and amortization expense increased by $91.3 million for the three months ended March 31, 2006 to $101.7 million from $10.4 million for the three months ended March 31, 2005 primarily due to $91.6 million in amortization expense from the fair value estimates of intangible assets resulting from the Transactions. This amortization expense is based upon a preliminary allocation of values to intangible assets and is amortized over lives ranging from 3 years to 15 years, primarily on an accelerated basis.

Interest Expense. Interest expense increased by $33.8 million to $34.1 million for the three months ended March 31, 2006 from $0.3 million for the three months ended March 31, 2005 primarily due to $34.1 million of interest expense from the various debt issuances entered into in connection with the Transactions.

Provision for/(benefit from) Income Taxes. As part of the Transactions, we made a special tax election referred to as a “338(h)(10) election” with respect to the target companies. Under the 338(h)(10) election, the target companies were deemed to have sold and repurchased their assets at fair market value. By adjusting the tax basis in such assets to fair market value for U.S. federal income tax purposes, the aggregate amount of our tax deductions for depreciation and amortization will increase, which will reduce our cash taxes in the future and thus, further enhance our free cash flow generation. The provision for/(benefit from) income taxes decreased by $8.9 million for the three months ended March 31, 2006 as compared to the three months ended March 31, 2005. For the three months ended March 31, 2006 our effective tax rate of 0.7% as applied to pre-tax losses was significantly lower than our statutory tax rate of 35.0% primarily due to deferred tax valuation allowances reflected in our tax benefit. We recorded these valuation allowances as a result of our belief that the benefit of certain net deferred tax assets generated during the current period would not be realized. For the three months ended March 31, 2005 our effective rate of 37.8% did not include any deferred tax valuation allowances and, therefore, our effective tax rate as applied to pre-tax income was slightly higher than our statutory rate of 35.0% primarily due to the effects of state income taxes, net of federal benefit.

Operating Segment Results

Net revenues and Segment EBITDA by operating segment for the three months ended March 31, 2006 and 2005 are as follows:

	Three Months Ended March 31,
	Net Revenues				Segment EBITDA(1)
	2006	2005	Increase/ (Decrease) Related to the Transactions	Other Increase/ (Decrease)	2006	2005	Increase/ (Decrease) Related to the Transactions	Other Increase/ (Decrease)
	(in millions)
Membership operations	$108.0	$183.8	$(77.7)	$1.9	$(20.0)	$0.2	$(49.1)	$28.9
Insurance and package operations	89.0	90.9	(0.4)	(1.5)	24.0	21.9	2.0	0.1
International operations	33.2	53.1	(8.3)	(11.6)	(0.1)	6.7	(4.0)	(2.8)
Loyalty operations	17.3	12.3	(0.6)	5.6	4.6	2.7	(0.6)	2.5
Corporate	—	—	—	—	(1.0)	—	—	(1.0)
Eliminations	(1.6)	(2.6)	—	1.0	—	—	—	—

Total	$245.9	$337.5	$(87.0)	$(4.6)	7.5	31.5	(51.7)	27.7

Less: Depreciation and amortization					101.7	10.4	92.7	(1.4)

Income/(loss) from operations					$(94.2)	$21.1	$(144.4)	$29.1

(1)	See “—Covenant Compliance—Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures” below and Note 9 to the unaudited condensed consolidated and combined financial statements for a discussion on Segment EBITDA.

Membership Operations. Membership net revenues decreased by $75.8 million, or 41.2%, to $108.0 million for the three months ended March 31, 2006 as compared to $183.8 million for the three months ended March 31, 2005. The decrease was primarily attributable to a $77.7 million non-cash decrease in net revenues related to a reduction in deferred revenue recorded in purchase accounting from the Transactions.

Segment EBITDA decreased by $20.2 million for the three months ended March 31, 2006 as compared to the three months ended March 31, 2005. Segment EBITDA for the three months ended March 31, 2006 was negatively affected by a $77.7 million reduction in revenue recognized related to a deferred revenue adjustment recorded in purchase accounting, offset by a reduction in commissions expense of $18.0 million related to prepaid commissions adjustment also recorded in purchase accounting. Segment EBITDA for the three months ended March 31, 2006 was positively affected by $15.2 million related to the amortization of the liability to service our members (for which no revenue will be recognized in the future) recorded in purchase accounting. The decrease in marketing spend primarily from the timing of return programs and reduced costs from the automated processing of credit reports generated positive Segment EBITDA for the three months ended March 31, 2006 of $9.4 million and $3.3 million, respectively. The shift in memberships from full money back annual to monthly resulted in additional net revenue recognized and lower commissions expense in the current period generating additional Segment EBITDA of $4.4 million. Travel agency costs were reduced by approximately $4.3 million for the three months ended March 31, 2006 primarily due to a $1.1 million decrease from the outsourcing of services and reduced call volumes along with the absence in 2006 of a one time fee paid to Cendant of $1.8 million in the three months ended March 31, 2005.

Insurance and Package Operations. Insurance and package net revenues decreased $1.9 million, or 2.1%, for the three months ended March 31, 2006 as compared to the three months ended March 31, 2005 primarily due to a reduction in insureds and a $0.4 million decrease in net revenues related to a reduction in deferred revenue recorded as part of purchase accounting from the Transactions.

Segment EBITDA increased by $2.1 million for the three months ended March 31, 2006 as compared to the three months ended March 31, 2005. This was predominantly due to $2.1 million of lower acquisition costs of the Insurance operations attributable to the adjustment to conform the Predecessor’s accounting for deferred acquisition costs to our policy of expensing such costs as incurred. The Predecessor capitalized and amortized deferred acquisition costs over a 12 year period in proportion to the related insurance revenue. The $2.1 million reduction represents the net impact of the acquisition costs incurred during the first three months of 2006 exceeding the Predecessor’s amortization expense related to such costs for the first three months of 2005. In addition, capitalized contract rights and list fees were previously amortized by the Predecessor in marketing expense. As part of the Transactions, existing contract rights and list fees were recorded as intangible assets and as such amortized in amortization expense. The amount amortized to marketing expense during the three months ended March 31, 2005 was $2.4 million. General and administrative expenses were lower for the three months ended March 31, 2006 as compared to the three months ended March 31, 2005 primarily due to the absence of litigation and settlement costs from the Fortis matter which burdened the 2005 period by $3.3 million. Additional marketing costs incurred during the three months ended March 31, 2006 reduced Segment EBITDA by approximately $6.5 million.

International Operations. International net revenues decreased by $19.9 million, or 37.5%, for the three months ended March 31, 2006 as compared to the three months ended March 31, 2005. The decline was primarily due to a $8.3 million non-cash reduction in deferred revenues as a result of purchase accounting adjustments from the Transactions, lower international package revenues resulting from contract renewal renegotiations with certain significant affinity partners of $6.9 million, the loss of certain Payment Card Protection membership programs of $1.5 million, and the negative impact from the strengthening of the U.S. dollar of $3.3 million.

Segment EBITDA decreased by $6.8 million for the three months ended March 31, 2006 as compared to the three months ended March 31, 2005. The decrease was primarily due to a $4.0 million reduction in deferred revenues net of commissions and the amortization of the service liability to service our members (for which no revenue will be recognized in the future) as a result of purchase accounting adjustments, and a $6.6 million reduction from the contract renewal renegotiations described above that were partially offset by a $3.0 million reduction in operating costs from centralizing our international information technology functions and the termination of various support contracts as we returned to managing these functions internally, and $0.6 million in savings from the 2005 restructuring program.

Loyalty Operations. Revenues from Loyalty operations increased by $5.0 million for the three months ended March 31, 2006, or 40.7%, as compared to the three months ended March 31, 2005. Approximately $3.7 million of the increase was the result of new loyalty programs introduced toward the end of 2005 with an additional $2.3 million of royalty revenue received from the licensing of a patent to Cendant. This was partially offset by a $0.6 million reduction related to a deferred revenue adjustment recorded in purchase accounting from the Transactions.

Segment EBITDA increased by $1.9 million for the three months ended March 31, 2006 as compared to the three months ended March 31, 2005, primarily as a result of the royalties received from the licensing of a patent to Cendant.

2005 Pro Forma Results of Operations Giving Effect to the Transactions

The unaudited pro forma consolidated financial statements are presented for information purposes only and are not intended to represent or be indicative of the consolidated results of operations or financial position that we would have reported had the Transactions been completed as of the dates and for the period presented, and should not be taken as representative of our consolidated results of operation or financial condition for future periods. The pro forma results discussed below do not give effect to the Refinancing or the Additional Senior Notes Offering.

The unaudited pro forma results of operations for the year ended December 31, 2005 are based on the historical combined results of operations of the acquired business, the Predecessor, for the period January 1, 2005 to October 16, 2005, and our historical consolidated results of operations for the period October 17, 2005 to December 31, 2005 and give effect to the Transactions as if they had occurred on January 1, 2005. Pro forma adjustments were made to reflect:

•	Changes in depreciation and amortization expenses resulting from fair value adjustments to tangible assets and amortizable intangible assets;

•	Increase in interest expense resulting from additional indebtedness incurred in connection with the Transactions; and

•	Transaction and debt issuance costs incurred as a result of the Transactions.

The pro forma adjustments (see Note 2 below) do not include the effect of the reductions in deferred revenue and prepaid commissions recorded in purchase accounting, nor the recording of a liability in purchase accounting for the fair value of servicing our members existing at the date of the Transactions for which no revenue will be recognized in the future. The effect of these purchasing accounting adjustments on the Company’s historical consolidated results of operations for the period from October 17, 2005 to December 31, 2005 is discussed under “—Overview of 2005 Historical Operating Results”.

	Company Historical (1)	Predecessor Historical (1)			Company Pro Forma
	October 17, 2005 to December 31, 2005	January 1, 2005 to October 16, 2005	Pro Forma Adjustments for the Transactions(2)		Pro Forma for the Transactions for the Year Ended December 31, 2005
	(in millions)
Net revenues	$134.9	$1,063.8	—		$1,198.7

Expenses:
Marketing and commissions	87.1	515.0	(13.8	)(a)	588.3
Operating costs	48.7	315.0	—		363.7
General and administrative	20.2	134.5	(25.1	)(b)	129.6
Gain on sale of assets	—	(4.7)	—		(4.7)
Depreciation and amortization	84.5	32.3	290.6	(c)	407.4

Total expenses	240.5	992.1	251.7		1,484.3

Income/(loss) from operations	(105.6)	71.7	(251.7)		(285.6)
Interest income	1.3	1.9	—		3.2
Interest expense	(31.9)	(0.5)	(119.2	)(d)	(151.6)
Other income, net	—	5.9	—		5.9

Income/(loss) before income taxes and minority interests	(136.2)	79.0	(370.9)		(428.1)
Provision for/(benefit from) income taxes	—	28.9	(24.8	)(e)	4.1
Minority interests, net of tax	0.1	—	—		0.1

Net income/(loss)	$(136.3)	$50.1	$(346.1)		$(432.3)

Note 1:

Reflects the Company’s consolidated results of operations for the period from October 17, 2005 to December 31, 2005 (Company Historical) and the Predecessor’s historical combined results of operations for the period from January 1, 2005 to October 16, 2005 (Predecessor Historical).

Note 2:

Reflects the following pro forma adjustments to give effect to the Transactions for the year ended December 31, 2005:

(a)	Represents: (i) the elimination of $8.9 million of marketing expenses related to the amortization of the Predecessor’s insurance contract rights and list fees that is reflected as amortization expense in 2005 (see adjustment (c) below); and, (ii) the adjustment to conform the Predecessor’s accounting for deferred acquisition costs to our accounting policy of expensing such costs as incurred in the amount of $4.9 million which amount represents the net impact of the acquisition expenses incurred during 2005 being less than the Predecessor’s historical amortization expense related to such costs.
(b)	Primarily represents the elimination of $18.2 million of bonus payments to certain of our officers and employees in connection with the closing of the Transactions that were expensed by the Predecessor, and the elimination of the $6.7 million charge related to the accelerated vesting of Cendant restricted stock units and stock options in connection with the closing of the Transactions that were expensed by the Predecessor.
(c)	Represents the net increase in amortization expense of $287.5 million resulting from the new values allocated on a preliminary basis to our identifiable intangible assets using lives ranging from 3 years to 15 years, primarily on an accelerated basis and the net increase in depreciation expense of $3.1 million resulting primarily from the increased value assigned to capitalized software.
(d)	Represents incremental interest expense for the additional indebtedness related to the Transactions, consisting of the senior notes in the principal amount of $270.0 million, net of discount of $3.6 million, the term loan B under our credit facility in the principal amount of $860.0 million and our senior subordinated bridge loan facility in the principal amount of $383.6 million. The interest rates used for pro forma purposes are generally based on the rates in effect during the period from October 17, 2005 to December 31, 2005. The adjustment assumes amortization of the discount on the senior notes based upon an effective interest rate of 10.375%. Also, the adjustment assumes amortization of debt issuance costs of approximately $42.0 million using the effective interest method over the maturity of the debt. The estimated weighted average interest rate used to compute the pro forma adjustment for interest expense is approximately 8.8%.
(e)	Represents the elimination of the Predecessor’s historical provision for income taxes and the inclusion of a provision for income taxes based on our tax status following the Transactions. We have provided a valuation allowance against our net federal and state deferred tax assets with the exception of deferred tax liabilities relating to goodwill amortization for federal and state income tax purposes. The pro forma tax provision for income taxes primarily includes deferred taxes for goodwill deductible on our federal and state income tax returns, current state taxes and foreign income taxes.

Year Ended December 31, 2005 (on a pro forma basis) Compared to Year Ended December 31, 2004

We have presented 2005 results of operations on a pro forma basis and discussed the 2005 pro forma results of operations in relation to the 2004 historical results of operations. The following table summarizes our pro forma consolidated results of operations for the year ended December 31, 2005 and historical combined results of operations for the year ended December 31, 2004:

	Company Pro Forma	Predecessor Historical	Increase/ (Decrease) Related to the Transactions	Increase/ (Decrease) Other
	Pro Forma for the Transactions for the Year Ended December 31, 2005	Year Ended December 31, 2004
	(in millions)
Net revenues	$1,198.7	$1,530.9	$(142.1)	$(190.1)

Expenses:
Marketing and commissions	588.3	665.3	(48.4)	(28.6)
Operating costs	363.7	383.3	(27.9)	8.3
General and administrative	129.6	185.0	3.8	(59.2)
Gain on sale of assets	(4.7)	(23.9)	—	19.2
Depreciation and amortization	407.4	43.9	366.2	(2.7)

Total expenses	1,484.3	1,253.6	293.7	(63.0)

Income/(loss) from operations	(285.6)	277.3	(435.8)	(127.1)
Interest income	3.2	1.7	—	1.5
Interest expense	(151.6)	(7.3)	(150.9)	6.6
Other income, net	5.9	0.1	—	5.8

Income/(loss) before income taxes and minority interests	(428.1)	271.8	(586.7)	(113.2)
Provision for (benefit from) income taxes	4.1	(104.5)	4.1	104.5
Minority interests, net of tax	0.1	(0.1)	—	0.2

Net income/(loss)	$(432.3)	$376.4	$(590.8)	$(217.9)

Overview of 2005 Historical Operating Results

The following is an overview of major changes affecting our historical operating results in 2005:

•

Purchase accounting adjustments made in the Transactions had a significant impact on our pro forma results of operations in 2005 following the Transactions. These entries, which are non-cash in nature, reduced net revenues by $142.1 million and income from operations by $435.8 million. Because deferred revenues were reduced in purchase accounting, net revenues recognized for periods following the Transactions will be less than they otherwise would have been. Also, we recorded a liability in purchase accounting for the fair value of servicing our members existing at the date of the Transactions for which no revenue will be recognized in the future. Because the liability recorded in purchase accounting will be used to offset future servicing costs for such members, our operating costs will be lower for periods following the Transactions than they otherwise would have been. Also, because prepaid commissions were reduced in purchase accounting, marketing and commissions expense for periods following the Transactions will be less than they otherwise would have been. The effect of these purchase accounting adjustments on the Company’s historical consolidated results of operations for the period from October 17, 2005 to December 31, 2005 was to reduce net revenues by $142.1 million, marketing and commissions expense by $36.6 million, and operating costs expense by $27.9 million. Marketing and commissions expense also decreased approximately $11.8 million related to the amortization of capitalized insurance contract rights and list fees whose fair value is now included in other intangibles, net. Amortization of existing insurance contract rights and list fees as of the transaction date is reflected as amortization expense for 2005. Additionally, the Company recorded $366.2 million incremental depreciation and amortization expense which negatively affected results of operations. The incremental depreciation expense relates primarily to a purchase accounting adjustment to capitalized software.

•	In the third and fourth quarters of 2004, we entered into the 2004 Events to monetize certain assets and recurring revenue streams. These 2004 Events, along with the related revenue streams, contributed approximately $98 million of non-recurring revenue and approximately $110 million of income from operations in 2004, which will not recur in the future. Additionally, there were certain other matters of a non-recurring nature impacting our 2004 results of operations further described below.

•	International operations had lower net revenues of $87.1 million and lower income from operations of $51.1 million in existing international package enhancement and retail programs primarily as a result of contract renewal renegotiations with certain significant affinity partners. Further, a restructuring plan was put in place to reduce operating costs. This plan includes centralization of certain functions and facilities both within Europe, as well as globally, including consolidation of data centers, outsourcing of call center activities and creating centralized oversight of human resources, IT, legal and other support functions. We expect package market erosion due to contract renegotiations for our international operations will continue in the near-term and that it will cause our income from operations and Segment EBITDA and Adjusted EBITDA in our international operations for 2006 to be lower as compared to 2005.

•	During 2004, we began to integrate our historically separate operations into a single, global organization with a revised business strategy to achieve long-term growth. We began integrating our marketing spend to focus on more profitable opportunities and to maximize returns across all of our operations on a global basis. As a result, we reduced certain of our marketing spend in less profitable areas during 2004, which resulted in lower near-term net revenues and operating income contributions in 2005. During 2005 we increased our marketing spend to invest in internet channels.

•	Travel agency operations within our membership operations experienced lower net revenues and income from operations of $13.3 million and $5.2 million, respectively, during 2005 as compared to 2004. This was caused by lower levels of travel members, a reduction in travel sale conversion rates during the initial transition period to a new outsourcing partner for our travel call center operations and changes in intercompany arrangements. In response, a restructuring plan was put in place in early 2005 to lower operating costs. This plan includes reduction of fixed costs in the areas of facility and support service, as well as cost savings from outsourcing of the agency’s call center activities.

Pro Forma 2005 Compared to Historical 2004 Results

The following section provides an overview of our pro forma consolidated results of operations for the year ended December 31, 2005 compared to our historical combined results of operations for the year ended December 31, 2004.

Net Revenues. During 2005, net revenues decreased by $332.2 million, or 21.7%, to $1,198.7 million in 2005 from $1,530.9 million in 2004 of which $142.1 million of the decrease was due to a non-cash reduction in deferred revenue recorded in purchase accounting and approximately $98 million (which does not include certain other matters of a non-recurring nature described below) of the decrease was due to the monetization of certain agreements as part of the 2004 Events, that resulted in non-recurring revenues in 2004.

Membership net revenues decreased by $180.0 million, or 21.5%, to $655.9 million in 2005 from $835.9 million in 2004. The reduction in net revenues during 2005 was primarily due to a non-cash $99.9 million reduction in deferred revenues as a result of purchase accounting adjustments (see “—Overview of 2005 Historical Operating Results” and “—Operating Segment Results”), a loss of $14.8 million in royalties earned from one of the contracts discontinued as part of the 2004 Events in the third quarter of 2004 and related non-recurring revenue of $33.8 million upon contract termination and a $13.3 million decrease in travel agency revenues due to lower levels of travel members, a reduction in travel sale conversion rates during the transition period to a new outsourcing partner for our travel call center operations and changes in intercompany arrangements. An increase in wholesale net revenues of $23.7 million was offset by decreases in our retail membership net revenues of $22.0 million, primarily as a result of us selling more wholesale memberships which, unlike our retail arrangements, have no related commission expense. In addition, membership net revenues decreased as a result of a change in estimate for sales tax obligations of $18.5 million reflected as net revenues in 2004.

Insurance and package net revenues decreased by $74.4 million, or 19.0%, to $317.3 million in 2005 from $391.7 million in 2004. Insurance net revenues decreased by $64.4 million, primarily due to a $32.6 million non-cash reduction in deferred revenues as a result of purchase accounting adjustments (see “—Overview of 2005 Historical Operating Results” and “—Operating Segment Results”), a loss of $10.5 million in revenues from our the sale of 78% of our long-term care commission rights, which we sold as part of the 2004 Events, a $10.2 million increase in cost of insurance primarily as a result of higher claims experience, lower premium revenue of $6.8 million, a reduction of $2.6 million due to certain contract terminations and a one-time $2.1 million contract dispute settlement recorded during 2004 that did not recur in 2005. Package net revenues declined by $10.0 million primarily due to certain contract terminations in 2004 and 2005.

International net revenues decreased by $87.1 million, or 33.0%, to $176.9 million in 2005 from $264.0 million in 2004. The decrease in net revenues was primarily due to the loss of certain Payment Card Protection membership programs of $48.0 million of which $15.7 million represented non-recurring revenue recognized from the sale of a marketing contract which was monetized in the fourth quarter of 2004 as part of the 2004 Events and $21.0 million from revenues generated prior to the sale in 2004 which will not recur in the future, lower international package revenues, resulting from contract renewal renegotiations with certain significant affinity partners of $24.4 million, $9.1 million non-cash reduction in deferred revenues as a result of purchase accounting adjustments (see “—Overview of 2005 Historical Operating Results” and “—Operating Segment Results”) and $7.9 million related to the termination of our Japanese joint venture operations in late 2004.

Loyalty operations net revenues increased by $11.0 million, or 23.9%, to $57.1 million in 2005 from $46.1 million in 2004 primarily due to growth in new and existing loyalty programs.

Marketing and Commissions Expense. Marketing and commissions expense decreased by $77.0 million, or 11.6%, to $588.3 million in 2005 from $665.3 million in 2004.

Marketing and commissions expense in our membership operations decreased by $27.4 million primarily due to a reduction in membership commissions of $25.9 million as a result of non-cash purchase accounting adjustments to prepaid commissions (see “—Overview of 2005 Historical Operating Results”), a $14.5 million reduction from changes in affinity partner arrangements (more wholesale memberships were sold which have no related commission expense) and a higher percentage of marketing spend on Internet and direct mail marketing (which generally have lower commissions than other marketing media), offset by a $9.1 million increase in new membership marketing program spending in 2005 as compared to 2004, including a significant increase in our marketing spend in online media and a $4.6 million commission reimbursement received in 2004 as part of the 2004 Events that did not reoccur in 2005.

Marketing and commissions expense in our insurance and package operations decreased by $20.1 million primarily due to marketing expense related to the Predecessor’s amortization of contract rights and list fees that was recorded as amortization expense in 2005 (due to the inclusion of the value of such assets in purchase accounting as intangible assets as discussed further in Note 2 of our consolidated and combined financial statements included elsewhere herein) whereas $11.8 million of such costs were included in marketing and commissions expense in 2004, a reduction in commissions of $6.8 million as a result of non-cash purchase accounting adjustments to prepaid commissions (see “—Overview of 2005 Historical Operating Results”), integration savings of $3.9 million, and reduction in package marketing and product costs of $2.1 million, offset by an increase in insurance marketing spend of $5.0 million.

Marketing and commissions expense in our international operations decreased by $28.3 million primarily due to a $23.5 million reduction in commission expense as a result of a membership revenue stream sold in 2004, non-cash purchase accounting adjustments of $3.9 million to prepaid commissions (see “—Overview of 2005 Historical Operating Results”), and $1.4 million related to the termination of our Japanese joint venture in late 2004.

Operating Costs. Operating costs decreased by $19.6 million, or 5.1%, to $363.7 million in 2005 from $383.3 million in 2004. The decrease was primarily due to a $27.9 million non-cash purchase accounting adjustment in connection with the liability recorded in purchase accounting to service our members at the date of the Transactions (see “—Overview of 2005 Historical Operating Results”), a reduction in travel agency operating costs of $9.0 million, $4.8 million in savings related to our 2004 integration program and $5.2 million related to the termination of our Japanese joint venture in late 2004. These decreases in operating costs were offset by a $22.4 million increase from the introduction of higher priced and associated higher cost membership protection programs that have higher costs due to enhanced benefits (which are disproportionately incurred during the first year of membership) and $5.0 million of start up and other operating costs associated with the launch of loyalty programs.

General and Administrative Expense. General and administrative expenses decreased by $55.4 million, or 30.0%, to $129.6 million in 2005 from $185.0 million in 2004. This decrease was primarily as a result of a $73.7 million charge in 2004 related to a verdict in a contractual dispute with one of our insurance providers (as discussed in Note 14 to the consolidated and combined financial statements included elsewhere herein), absence of $8.7 million of transaction costs incurred in connection with amending our relationship with TRL Group in 2004 and $4.4 million related to the termination of our Japanese joint venture in late 2004. The decrease was partially offset by $10.3 million in expense accruals for litigation matters, $3.8 million in retention bonuses expensed subsequent to the closing of the Transactions due to the continuing employment requirements of the bonus agreements, international severance costs of $5.1 million, higher legal costs of $2.9 million related to the contractual dispute mentioned above, and the impact from the favorable resolution of certain litigation during 2004 of $3.6 million which did not recur in 2005.

Gain on Sale of Assets. During 2005, we recognized $4.7 million of a deferred gain and other items upon delivery of certain consents required from third parties in connection with the sale of 78% of our long-term care commission rights in December 2004, as part of the 2004 Events offset by the gain recorded in 2004 of $23.9 million.

Depreciation and Amortization Expense. Depreciation and amortization expense increased by $363.4 million to $407.3 million in 2005 from $43.9 million in 2004, primarily due to $366.2 million in amortization expense of intangible assets resulting from the fair values allocated on a preliminary basis to our identifiable intangible assets as a result of the Transaction. The pro forma amortization expense is based on a preliminary allocation of values to intangible assets and is amortized over lives ranging from 3 years to 15 years, primarily on an accelerated basis.

Interest Expense. Interest expense increased by $144.3 million to $151.6 million in 2005 from $7.3 million in 2004, primarily due to impact of the new terms loans, senior notes and bridge loans entered into in October 2005. The effects of these costs have been presented on a pro forma basis to show the impact as if the debt was entered into on January 1, 2005.

Other Income, Net. During 2005, we recognized other income primarily due to $5.9 million of non-cash other income realized from dissolving our Japanese joint venture operations as discussed in Note 11 to our consolidated and combined financial statements included elsewhere herein.

Provision for/(benefit from) Income Taxes. The provision for/(benefit from) income taxes decreased by $108.6 million to a provision of $4.1 million in 2005 from an income tax benefit of $104.5 million in 2004.

During the first quarter of 2004 we reversed a valuation allowance of $124.0 million as it became more likely than not that the deferred tax assets of TRL Group would be realized. The $124.0 million valuation allowance reversal was partially offset by a contract termination payment and other related expenses, net of income taxes, totaling approximately $11.0 million. TRL Group was included in the Predecessor’s combined financial statements but filed separate tax returns. Additionally, we reversed income tax reserves in 2004 of approximately $92.3 million. Our provision for income taxes in 2005 was also different than the benefit recorded for 2004 due to the loss we experienced in 2005 for which no tax benefit was reflected in our consolidated financial statements due to the uncertainty of its realization.

Operating Segment Results

Net revenues and Segment EBITDA by operating segment are as follows:

	Net Revenues				Segment EBITDA (1)
	Pro Forma for the Transactions for the Year Ended December 31, 2005	Historical for the Year Ended December 31, 2004	Increase/ (Decrease) Related to the Transactions	Other Increase/ (Decrease)	Pro Forma for the Transactions for the Year Ended December 31, 2005	Historical for the Year Ended December 31, 2004	Increase/ (Decrease) Related to the Transactions	Other Increase/ (Decrease)
	(in millions)
Membership operations	$655.9	$835.9	$(99.9)	$(80.1)	$25.6	$176.6	$(49.3)	$(101.7)
Insurance and package operations	317.3	391.7	(32.6)	(41.8)	71.2	69.8	(15.0)	16.4
International operations	176.9	264.0	(9.1)	(78.0)	9.9	61.0	(4.6)	(46.5)
Loyalty operations	57.1	46.1	(0.5)	11.5	15.1	13.8	(0.7)	2.0
Eliminations	(8.5)	(6.8)	—	(1.7)	—	—	—	—

Total	$1,198.7	$1,530.9	$(142.1)	$(190.1)	121.8	321.2	(69.6)	(129.8)

Less: Depreciation and amortization					407.4	43.9	366.2	(2.7)

Income/(loss) from operations					$(285.6)	$277.3	$(435.8)	$(127.1)

(1)	See “Financial Condition, Liquidity and Capital Resources—Covenant Compliance—Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures” and Note 20 to the consolidated and combined financial statements included elsewhere herein for a discussion on Segment EBITDA.

Membership Operations. Membership net revenues decreased by $180.0 million, or 21.5%, and Segment EBITDA decreased by $151.0 million, or 85.5%, during 2005 as compared to 2004. The decrease in membership net revenue was primarily due to the $99.9 million reduction in deferred revenues as a result of purchase accounting adjustments (see “Overview of 2005 Historical Operating Results”), a loss of $14.8 million in royalties earned from one of the contracts discontinued as part of the 2004 Events in the third quarter of 2004 and related non-recurring revenue of $33.8 million upon contract termination and an $13.3 million decrease in travel agency revenues due to lower levels of travel members, a reduction in travel sale conversion rates during the transition period to a new outsourcing partner for our travel call center operations and changes in intercompany arrangements. An increase in wholesale net revenues of $23.7 million was offset by decreases in our retail membership net revenues of $22.0 million, primarily as a result of us selling more wholesale memberships which unlike our retail arrangements have no related commission expense. In addition, membership net revenues decreased as a result of a change in the estimate for sales tax obligations of $18.5 million reflected as net revenues in 2004.

Marketing and commission costs decreased by $27.4 million primarily due to a $25.9 million purchase accounting adjustment to prepaid commissions (see “Overview of 2005 Historical Operating Results”), $14.5 million resulting from changes in affinity partner arrangements (more wholesale memberships were sold which have no related commission expense) and a higher percentage of marketing spend on Internet and direct mail marketing (which generally have lower commissions than other marketing media), offset by a $9.1 million increase in new membership marketing program spending in 2005 as compared to 2004, including a significant increase in our marketing spend in online media and a $4.6 million commission reimbursement received in 2004 as part of the 2004 Events.

Operating and general and administrative costs decreased $2.6 million primarily due to a $27.9 million purchase accounting adjustment in connection with the liability recorded in purchase accounting to service our members at the date of the Transactions (see “Overview of 2005 Historical Operating Results”), $9.3 million of lower travel agency operating costs (including a $1.8 million one-time set up fee incurred in connection with transferring this operation to us) offset by $22.4 million of costs associated with the introduction of higher priced and associated higher cost membership protection programs that have higher costs due to enhanced benefits (which are disproportionately incurred during the first year of membership), $10.3 million in litigation settlements and $3.2 million of retention bonuses. Our 2005 results benefited from the absence of $8.7 million of transaction costs incurred in connection with amending our relationship with TRL Group in 2004 partially offset by a $3.6 million favorable litigation settlement in 2004, neither of which recurred in 2005.

Insurance and Package Operations. Insurance and package net revenues decreased by $74.4 million, or 19.0%, and Segment EBITDA increased by $1.4 million, or 2.0%, during 2005 as compared to 2004. Insurance net revenues decreased by $64.4 million, primarily due to a $32.6 million reduction in deferred revenues as a result of purchase accounting adjustments (see “Overview of 2005 Historical Operating Results”), a loss of $10.5 million in revenues from our selling 78% of our long-term care commission rights, which we sold as part of the 2004 Events, a $10.2 million increase in cost of insurance primarily as a result of higher claims experience, lower premium revenue of $6.8 million, a reduction of $2.6 million due to certain contract terminations and a one-time $2.1 million contract dispute settlement recorded during 2004 that did not recur in 2005. Package net revenues declined by $10.0 million primarily due to certain contract terminations.

Marketing and commissions expense in our insurance and package operations decreased by $20.1 million primarily due to marketing expense related to the Predecessor’s amortization of contract rights and list fees that was recorded as amortization expense in 2005 (due to the inclusion of the value of such assets in purchase accounting as intangible assets as discussed further in Note 2 to our consolidated and combined financial statements included elsewhere herein) whereas $11.8 million of such costs were included in marketing and commissions expense in 2004, a reduction in commissions of $6.8 million as a result of purchase accounting adjustments to prepaid commissions, integration savings of $3.9 million, reduction in package marketing costs of $2.1 million offset by an increase in insurance marketing spend of $5.0 million.

Operating and general and administrative costs decreased $74.9 million primarily as a result of a $73.7 million charge in 2004 related to a verdict in a contractual dispute with one of our insurance providers (as discussed in Note 14 to the consolidated and combined financial statements included elsewhere herein) and by $7.6 million in incremental savings associated with the integration of our North American membership and insurance and package operations partially offset by higher legal costs of $2.9 million related to the contractual dispute mentioned above and $2.7 increase in package product costs. In addition, during 2005 we recognized $4.7 million of a deferred gain on sale (offset by the gain of $23.9 million that was recognized in late 2004) upon receipt of certain consents required from third parties in connection with the sale of 78% of our long-term care commission rights, as part of the 2004 Events recorded in gain on sale of assets.

International Operations. International net revenues decreased by $87.1 million, or 33.0%, and Segment EBITDA decreased by $51.1 million, or 83.8%, during 2005 as compared to 2004. The decline in net revenue was primarily due to the loss of certain Payment Card Protection membership programs of $48.0 million of which $15.7 million of non-recurring revenue recognized from the sale of a marketing contract which was monetized in the fourth quarter of 2004 as part of the 2004 Events and $21.0 million from revenues generated prior to the sale in 2004 which will not recur in the future, lower international package revenues, resulting from contract renewal renegotiations with certain significant affinity partners of $24.4 million, $9.1 million reduction in deferred revenues as a result of purchase accounting adjustments (see “—Overview of 2005 Historical Operating Results”), and $7.9 million related to the termination of our Japanese joint venture operations in late 2004.

The decrease in Segment EBITDA was primarily due to the loss of $25.0 million from programs monetized as part of the 2004 Events, $20.5 million from the contract renewal renegotiations described above, $7.6 million of incremental expenses associated with the restructuring plan described above offset by $3.1 million related to the termination of our Japanese joint venture in late 2004.

Loyalty Operations. Loyalty operations net revenues increased by $11.0 million, or 23.9%, and Segment EBITDA increased by $1.3 million, or 9.4%, in 2005 as compared to the 2004. Net revenue increased primarily as a result of growth in existing loyalty programs. Segment EBITDA increased as a result of the growth of new loyalty programs partially offset by approximately $5.0 million of start up and other operating costs net of related revenues associated with the launch of loyalty programs for a new client for which the revenue will be recognized over the term of the contract and we received $1.7 million from a favorable settlement of litigation in 2004, which did not recur in 2005.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The following table summarizes our historical results of operations for the years ended December 31, 2004 and 2003. The financial data for the above periods have been derived from our combined financial statements included elsewhere herein.

	Years Ended December 31,		Increase/ (Decrease)	Percentage Change
	2004	2003
	(in millions)
Net revenues	$1,530.9	$1,443.7	$87.2	6.0%

Expenses:
Marketing and commissions	665.3	683.7	(18.4)	(2.7)%
Operating costs	383.3	379.5	3.8	1.0%
General and administrative	185.0	115.7	69.3	59.9%
Gain on sale of assets	(23.9)	—	(23.9)	NM
Depreciation and amortization	43.9	44.5	(0.6)	(1.3)%

Total expenses	1,253.6	1,223.4	30.2	2.5%

Income from operations	277.3	220.3	57.0	25.9%
Interest income	1.7	2.0	(0.3)	(15.0)%
Interest expense	(7.3)	(14.1)	6.8	(48.2)%
Other income, net	0.1	6.7	(6.6)	NM

Income before income taxes and minority interests	271.8	214.9	56.9	26.5%
Provision for/(benefit from) income taxes	(104.5)	71.3	(175.8)	NM
Minority interests, net of tax	(0.1)	(0.7)	(0.6)	NM

Net income	$376.4	$144.3	$232.1	160.8%

NM—Not meaningful

Overview of 2004 and 2003 Operating Results

The following is a summary of the major initiatives undertaken during 2004 and 2003 which affected our combined operating results:

•

In the third and fourth quarters of 2004, we entered into the 2004 Events to monetize certain assets and recurring revenue streams, which resulted in $49.4 million of non-recurring revenue and $73.3 million of non-recurring income from operations during 2004. These assets and revenue streams contributed

$83.9 million of revenue and $58.7 million of income from operations in 2003, and $49.3 million of revenue and $36.3 million of income from operations in 2004 before consideration of the non-recurring revenue and gain on sale realized upon consummation of these transactions which will not recur in the future.

•	During 2003, to improve profitability from its marketing programs, our insurance operations deemphasized the sale of term life insurance policies and, in June 2003, we made a strategic decision to cease marketing and selling new long-term care insurance policies, a significant portion of which was sold as part of the 2004 Events discussed above.

•	Income from operations in our insurance and package operations was negatively impacted by the recording of a $73.7 million charge related to a verdict in a contractual dispute with an insurance provider. See “Business—Legal Proceedings.”

•	During 2003 and 2004, our membership operations continued to pursue the strategy (which was initiated in late 2002) of focusing on enhancing profitability by increasing revenue per member and converting to a more variable cost structure. This strategy impacted the number of new members added during this period and had the effect of lowering the overall number of active members enrolled in our membership programs. However, this lower membership base was more than offset by higher revenues per member both from increasing prices for new programs offered with enhanced benefits and implementing price increases for renewals by existing members. In addition, the cost of servicing members decreased as a result of improving the variable cost structure of the membership operations through outsourcing of call center activities and reducing facility and other support costs.

•	In 2004, we began to integrate our historically separate operations into a single global organization with a revised business strategy to achieve long-term growth (see “Business—Our Business Strategy”). In February 2004, we began integrating our domestic package and insurance operations with our membership operations in order to allow a more unified approach to the U.S. markets. As part of this effort, we began designing insurance marketing programs using our membership operations’ proprietary modeling and database capabilities and began reallocating marketing capital across our business based on overall profitability targets. We also consolidated certain support functions, outsourced call center activities and combined the purchasing functions of the two companies to negotiate better terms with vendors.

Combined Results

Net Revenues. During 2004, net revenues increased by $87.2 million, or 6.0%, to $1,530.9 million in 2004 from $1,443.7 million in 2003.

Membership net revenues increased by $36.5 million, or 4.6%, to $835.9 million in 2004 from $799.4 million in 2003. The increase in wholesale revenue of $22.1 million was partially offset by decreases in our retail membership revenue of $10.2 million, resulting primarily from switching certain of our protection programs from retail to wholesale arrangements. In addition, membership net revenues benefited from a change in an earlier estimate for sales tax obligations of $18.5 million, which, when established, was reflected as a reduction to net revenues. Membership net revenues also benefited from $33.8 million of non-recurring revenues recognized during the third quarter of 2004 in connection with the monetization of a marketing contract as part of the 2004 Events, partially offset by lower royalties of $25.6 million earned from the related one-time marketing programs. The marketing contracts that were monetized generated revenue of $40.4 million in 2003 and $14.8 million in 2004, which will not recur in the future.

Insurance and package net revenues increased by $0.3 million, or 0.1%, to $391.7 million in 2004 from $391.4 million in 2003. Insurance net revenues increased by $4.7 million during 2004 due to a $10.4 million increase in profit-sharing as a result of lower claims experience which was offset by lower premium revenue of $5.0 million. The increase in insurance net revenue was partly offset by a decrease in domestic package revenue of $4.4 million primarily due to certain contract terminations. See “—Gain on Sale of Assets” below for future impact of the 2004 Events.

International net revenues increased by $43.6 million, or 19.8%, to $264.0 million in 2004 from $220.4 million in 2003. The increase in net revenues was primarily due to increased package revenue resulting from the full year impact of certain price increases implemented in 2003 of $5.7 million and an increase in revenues of $4.9 million from our Cims South Africa joint venture, primarily due to the full year impact of its consolidation within our business. International net revenues also increased as a result of a $15.7 million non-recurring revenue recognized during the fourth quarter of 2004 in connection with the sale of a marketing contract, as part of the 2004 Events, and a favorable impact from the weakness of the U.S. dollar of $25.1 million. These improvements were partially offset by a decrease in package revenue of $5.0 million primarily due to certain contract terminations. The marketing contract which was sold as part of the 2004 Events generated revenue of $27.3 million in 2003 and $21.0 million prior to the sale in 2004 which will not recur in the future.

Loyalty net revenues increased by $9.9 million, or 27.3%, to $46.1 million in 2004 from $36.2 million in 2003 primarily due to growth in existing loyalty programs and the full year impact of new customer programs launched in 2003.

Marketing and Commissions Expense. Marketing and commissions expense decreased by $18.4 million, or 2.7%, to $665.3 million in 2004 from $683.7 million in 2003, primarily due to a reduction in membership marketing and commission expense of $20.8 million. Lower commission expenses were primarily the result of more wholesale memberships sold (which have no related commission expense) and lower commission rates with a significant affinity partner. In addition, reductions in revenues in insurance and package and long-term care, which we stopped actively marketing in 2003, also contributed to the reduction in commission expense of $6.9 million. These reductions were partially offset by $8.1 million of higher international commission expense primarily due to changes in foreign exchange rates.

In October 2004, we performed our periodic review of amortization expense and attrition rates and in connection with the results of that review, we prospectively accelerated the amortization of our deferred acquisition costs to earlier periods in the life resulting in additional marketing expense totaling $5.5 million in the fourth quarter of 2004. We also wrote-off $3.9 million of deferred acquisition costs that were deemed unrecoverable in 2004.

Operating Costs. Operating costs increased by $3.8 million, or 1.0%, to $383.3 million in 2004 from $379.5 million in 2003. The increase in operating costs was primarily due to the introduction of higher priced and associated higher cost protection programs with enhanced benefits of $10.9 million, growth in loyalty programs of $3.9 million, an increase in package benefit costs of $1.3 million and an increase in costs in our international operations (primarily due to changes in foreign exchange rates) of $8.6 million. These increases were partially offset by $16.5 million in cost reductions in the travel agency resulting from the consolidation of call center operations and lower call volumes offset by the absence of an $8.0 million favorable contract termination settlement recorded in 2003. Other membership costs were lower by $9.4 million primarily associated with a lower membership base, lower severance costs of $4.1 million and benefits from prior year restructuring programs.

General and Administrative. General and administrative costs increased by $69.3 million, or 59.9%, to $185.0 million in 2004 from $115.7 million in 2003, primarily as a result of a $73.7 million charge related to a verdict in a contractual dispute with one of our insurance providers. See “Business—Legal Proceedings” for additional information.

Other general and administrative costs decreased by $4.4 million. This decrease was primarily attributable to a reduction in costs resulting from the integrations of Trilegiant’s and Progeny’s operations in 2004 and the full year benefit from the discontinuation of the marketing and sale of long-term care insurance policies in June 2003.

Gain on Sale of Assets. In June 2003, we discontinued the marketing and sale of long-term care insurance policies; however, we continued to derive commission revenue pursuant to agreements with the insurance carriers that underwrote those policies. On December 30, 2004, we sold 78% of our long-term preferred care commission revenue rights as part of the 2004 Events. Proceeds from the sale, net of related transaction costs, totaled approximately $32.5 million and resulted in a gain of approximately $28.1 million, of which $23.9 million was recorded in 2004, and approximately $4.2 million was deferred until 2005 pending delivery of certain third-party consents. The commission contract rights that were sold contributed $16.2 million of revenue and $6.8 million of income from operations in 2003 and $13.4 million of revenue and $12.1 million of income from operations in 2004 prior to their sale, which will not recur in the future.

Interest Expense. Interest expense decreased by $6.8 million, or 48.2%, to $7.3 million in 2004 from $14.1 million in 2003 primarily due to the cancellation on May 1, 2004 of $113.8 million of long-term debt owed to Cendant. Interest expense related to this debt was $3.7 million in 2003 and $11.1 million in 2004.

Other Income, Net. Other income decreased by $6.6 million to $0.1 million in 2004 from $6.7 million in 2003 primarily due to a change in unrealized gains and losses associated with a call option derivative instrument and shares of Cendant stock owned by TRL Group to back obligations under long-term incentive plans. In 2003, TRL Group recorded an unrealized gain of $6.5 million from the increase in the fair value of the call option and stock. In 2004 TRL Group recorded a gain of $0.5 million related to the sale of the call options and an increase in the fair value of the stock. See Note 6 to our combined financial statements included elsewhere herein.

Provision for/(Benefit from) Income Taxes. Provision for/(benefit from) income taxes decreased by $175.8 million to an income tax benefit of $104.5 million in 2004 from a provision of $71.3 million in 2003. The decrease was primarily due to the reversal of a tax valuation allowance and the favorable resolution of certain tax matters in 2004. During the first quarter of 2004 we reversed a valuation allowance of $124.0 million, as it became more likely than not that the deferred tax assets of TRL Group would be realized. The $124.0 million valuation allowance reversal was partially offset by a contract termination payment and other related expenses, net of income taxes, totaling approximately $11.0 million. TRL Group is part of the combined financial statements but files separate tax returns. We also benefited from $92.3 million in favorable prior year audit settlements in 2004 as compared to $20.0 million in 2003.

Net Income. Due to the changes described above, net income increased by $232.1 million, or 160.8%, to $376.4 million in 2004 from $144.3 million in 2003.

Operating Segment Results

Net revenues and Segment EBITDA by operating segment are as follows:

	Years Ended December 31,
	Net Revenues			Segment EBITDA(1)
	2004	2003	Percentage change	2004	2003	Percentage change
	(in millions)
Membership operations	$835.9	$799.4	4.6%	$176.6	$109.6	61.1%
Insurance and package operations	391.7	391.4	0.1%	69.8	118.0	(40.8)%
International operations	264.0	220.4	19.8%	61.0	27.9	118.6%
Loyalty operations	46.1	36.2	27.3%	13.8	9.3	48.4%
Eliminations	(6.8)	(3.7)	83.8%	—	—	NM

Total	$1,530.9	$1,443.7	6.0%	$321.2	$264.8	21.3%

Less: Depreciation and amortization				43.9	44.5

Income from operations				$277.3	$220.3

NM—Not meaningful

(1)	See “Financial Condition, Liquidity and Capital Resources—Covenant Compliance—Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures” and Note 20 to the consolidated and combined financial statements included elsewhere herein for a discussion on Segment EBITDA.

Membership Operations. Membership net revenues increased by $36.5 million, or 4.6%, and Segment EBITDA increased by $67.0 million, or 61.1%, during 2004 as compared to 2003. The increase in wholesale revenue of $22.1 million was partially offset by decreases in our retail membership revenue of $10.2 million resulting primarily from switching certain of our protection programs from retail to wholesale arrangements. In addition, membership net revenues benefited from a change in an earlier estimate for sales tax obligations of $18.5 million, which when established were reflected as a reduction to net revenues. Membership net revenues also benefited from $33.8 million of non-recurring revenues recognized during the third quarter of 2004 in connection with the monetization of a marketing contract as part of the 2004 Events, partially offset by lower royalties and Segment EBITDA of $25.6 million earned from the related one-time marketing programs. The marketing contracts that were monetized generated revenue of $40.4 million in 2003 and $14.8 million in 2004, which will not recur in the future.

A decrease in operating costs of $7.0 million was primarily due to lower travel agency operating costs of $16.5 million related to lower call volumes offset by the absence of an $8.0 million favorable contract termination recorded in 2003. In addition, other membership costs were lower by $9.4 million primarily associated with a lower membership base, lower severance costs of $4.1 million and benefits from prior year restructuring programs. These decreases were partially offset by $10.9 million of increased costs associated with the introduction of higher-priced membership protection programs that have higher costs due to enhanced benefits (which are disproportionately incurred during the first year of membership). General and administrative expenses decreased by $0.7 million, primarily due to the favorable resolution of certain litigations of $3.9 million, partially offset by $6.0 million of transaction costs incurred in connection with amending our contractual relationship with TRL Group.

Insurance and Package Operations. Insurance and package net revenues increased by $0.3 million, or 0.1%, and Segment EBITDA decreased by $48.2 million, or 40.8%. Insurance net revenues increased by $4.7 million during 2004 due to a $10.4 million increase in profit-sharing as a result of lower claims experience which was partially offset by lower premium revenue of $5.0 million and $2.8 million of lower revenues from the marketing and sale of long-term care insurance policies which we ceased in June 2003. There was also a $2.1 million favorable contract settlement in 2004. The increase in insurance net revenue was partly offset by a decrease in domestic package revenue of $4.4 million primarily due to certain contract terminations.

Marketing and commissions expenses increased primarily as a result of our periodic review of amortization expense and attrition rates. As a result of that review, we prospectively accelerated the amortization of our deferred acquisition costs to earlier periods in the life resulting in additional marketing expense totaling $5.5 million in the fourth quarter of 2004. We also wrote off $3.9 million of deferred acquisition costs that were deemed unrecoverable in 2004. These increases were offset by a $2.0 million lower use tax obligation and $3.6 million of reductions in package marketing expense.

Segment EBITDA in 2004 was impacted by a charge of $73.7 million recorded during the fourth quarter of 2004 related to a verdict in a contractual dispute with one of our insurance providers. See “Business—Legal Proceedings” for additional information. This charge was partially offset by a $23.9 million gain recognized from the sale of 78% of the commission revenue rights related to our long-term care operations in the fourth quarter of 2004. Further, 2004 Segment EBITDA benefited from $5.1 million in operating cost savings resulting from our decision to cease the marketing and sale of long-term care insurance policies in June 2003. The 78% of the commission revenue rights related to our long-term preferred care operations which we sold as part of the 2004 Events contributed $16.2 million of revenue and $6.8 million of income from operations in 2003 and $13.4 million of revenue and $12.1 million of income from operations in 2004 prior to their sale, which will not recur in the future.

International Operations. International net revenues increased by $43.6 million, or 19.8%, and Segment EBITDA increased by $33.1 million, or 118.6%. The increase in net revenues and Segment EBITDA was primarily due to the weakness of the U.S. dollar which resulted in additional revenue and Segment EBITDA of

$25.1 million and $6.5 million, respectively. The remainder of the increase in net revenue was primarily due to increased package revenue resulting from the full year impact of certain price increases implemented in 2003 of $5.7 million and $15.7 million of non-recurring revenue recognized from the sale of a marketing contract as part of the 2004 Events. The marketing contract, which was sold as part of the 2004 Events, generated revenue of $27.3 million in 2003 and $21.0 million prior to the sale in 2004 which will not recur in the future. After adjusting for the impact of foreign exchange rates, operating and general and administrative expenses decreased by $9.0 million primarily as a result of the severance and lease termination costs incurred during 2003 to reduce call center and general administrative costs that resulted in lower facility and personnel costs of approximately $3.6 million in 2004. Further, revenue and Segment EBITDA increased $4.9 million and $1.8 million, respectively, from the full year consolidation of our Cims South Africa joint venture.

Loyalty Operations. Loyalty operations net revenues increased by $9.9 million, or 27.3%, and Segment EBITDA increased by $4.5 million, or 48.4%. The increases in net revenues were primarily due to growth in existing loyalty programs, the full year impact of new customer programs launched in 2003 and a litigation settlement of $1.0 million in 2004. The increases in Segment EBITDA were attributable to the increases in net revenues partly offset by an increase in operating costs required to support the growth in revenues.

Financial Condition, Liquidity and Capital Resources

Financial Condition –March 31, 2006 and December 31, 2005

	(in millions)
	March 31, 2006	December 31, 2005	Increase/ (Decrease) Change
Total assets	$2,114.4	$2,200.0	$(85.6)
Total liabilities	2,004.5	1,966.0	38.5
Total stockholder’s equity	109.6	233.9	(124.3)

Total assets decreased by approximately $85.6 million primarily due to (a) intangible assets amortization of $91.6 million (the intangible assets were acquired as a result of the Transactions, (b) a decrease in cash and cash equivalents of $28.7 million (see “—Liquidity and Capital Resources – Cash Flows Three Months Ended March 31, 2006 and 2005”) and (c) a decrease in property and equipment of $5.5 million due to current depreciation exceeding capital expenditures. These decreases were partially offset by (a) an increase in trade accounts receivable of $13.5 million due to timing of receipts, (b) an increase of $4.6 million in receivables from related parties resulting from certain tax payments that were made on behalf of Cendant (these payments were refunded to us by Cendant in April 2006) and (c) an increase in prepaid commissions of $16.8 million resulting from the increase in deferred revenue discussed below.

Total liabilities increased by $38.5 million due to the increase in deferred revenue of $71.4 million, offset by a $20.0 million voluntary prepayment of the term loan on March 17, 2006 and a $13.0 million reduction in accounts payable and accrued expenses. As a result of the purchase accounting valuation in relation to the Transactions, the deferred revenue balance at the time of the Transactions was reduced as was the related prepaid commission. As new members join our annual membership programs and existing members renew their annual memberships, deferred revenue and prepaid commissions will increase. The decrease in accounts payable and accrued expenses was primarily due to the reduction of the liability established in purchase accounting for the estimated cost to service members who were enrolled in our programs at the date of the Transactions but will not result in future revenue. The service liability reduction of $15.8 million was offset by an increase in accounts payable and accrued expenses of $2.8 million due to timing of vendor and employee payments.

Total stockholder’s equity decreased approximately $124.3 million primarily due to a net loss of $126.3 million.

Financial Condition—December 31, 2005 and December 31, 2004

	Company	Predecessor	Increase/(Decrease) Change
	December 31, 2005	December 31, 2004
		(in millions)
Total assets	$2,200.0	$1,158.5	$1,041.5
Total liabilities	1,966.0	864.5	1,101.5
Total equity	233.9	293.6	(59.7)

The change in our financial position was primarily due to the Transactions (see Note 4 to the consolidated and combined financial statements included elsewhere herein). The preliminary purchase accounting adjustments reflected in the Company’s records, which are subject to adjustment, primarily consist of: (1) the revaluation of certain property and equipment including internally developed software; (2) the valuation of intangibles assets consisting of affinity and member relationships, patents and technology, trademarks and tradenames, and proprietary databases and systems; (3) adjusting deferred revenues and prepaid commissions to their estimated fair values; (4) revaluation of deferred income taxes; and (5) recognizing the liability to service our members during the period in which no revenue will be received. In addition, certain assets and liabilities were retained by Cendant totaling $48.6 million and $123.3 million, respectively, via a non-cash transfer to Cendant on September 30, 2005, with an additional non-cash deferred tax asset transfer of $51.3 million on October 16, 2005.

Liquidity and Capital Resources

Our primary sources of liquidity are cash on hand and cash generated through operating and financing activities. Our primary cash needs are for working capital, capital expenditures and general corporate purposes, and to service the substantial indebtedness incurred in connection with the Transactions, the Refinancing and the Additional Senior Notes Offering. We believe that, based on our current operations and anticipated growth, our cash on hand, cash flows from operating activities and borrowing availability under our revolving credit facility will be sufficient to meet our liquidity needs for the next twelve months.

Cash Flows – Three Months Ended March 31, 2006 and 2005

At March 31, 2006, we had $84.7 million of cash and cash equivalents on hand, an increase of $47.3 million from $37.4 million at March 31, 2005. The following table summarizes our cash flows and compares changes in our cash and cash equivalents on hand to the same period in the prior year.

	The Company	The Predecessor
	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005	Change
	(in millions)
Cash provided by (used in):
Operating activities	$(6.6)	$(20.2)	$13.6
Investing activities	(2.4)	(6.3)	3.9
Financing activities	(20.1)	42.2	(62.3)
Effects of exchange rate changes	0.4	(0.8)	1.2

Net change in cash and cash equivalents	$(28.7)	$14.9	$(43.6)

Operating Activities. During the three months ended March 31, 2006, we generated $13.6 million more cash from operating activities in comparison to the three months ended March 31, 2005. Income from operations, excluding the non-cash impacts of purchase accounting, increased by $24.5 million for the three months ended

March 31, 2006 as compared to the three months ended March 31, 2005 (see “Results of Operations”). Improved working capital management also increased cash flow from operating activities. This increase was offset by increased interest payments. Due to the substantial indebtedness incurred in connection with the Transactions, we have increased our interest payment commitments (see “—Contractual Obligations and Commitments”).

Investing Activities. We used $3.9 million less cash in investing activities during the first quarter 2006 as compared with the same period in 2005. Our restricted cash requirements in the international operations were $2.1 million less in the first quarter 2006 as compared to the first quarter 2005. We also used $1.2 million less cash for capital expenditures in 2006 as compared to 2005.

Financing Activities. We generated $62.3 million less cash from financing activities during 2006 compared with 2005. During the first quarter 2006, we made a $20 million voluntary prepayment of the term loan while in the first quarter 2005 we repaid $20 million of borrowings under a Cendant agreement. During the first quarter 2005, we received $62.4 million in advances from Cendant. At March 31, 2006, we have $98.5 million available under the revolving credit facility (after giving effect to the issuance of $1.5 million letters of credit).

Cash Flows—Years Ended December 31, 2005 and 2004

At December 31, 2005, we had $113.4 million of cash and cash equivalents on hand, an increase of $90.9 million from $22.5 million at December 31, 2004. The following table summarizes our cash flows and compares changes in our cash and cash equivalents on hand to the same period in the prior year.

	Company	Predecessor		Change
	October 17, 2005 to December 31, 2005	January 1, 2005 to October 16, 2005	Year Ended December 31, 2004
	(in millions)
Cash provided by (used in):
Operating activities	$22.5	$116.9	$256.9	$(117.5)
Investing activities	(1,631.5)	(49.9)	1.9	(1,683.3)
Financing activities	1,722.9	(23.4)	(301.5)	2,001.0
Effects of exchange rate changes	(0.5)	(1.9)	2.0	(4.4)

Net change in cash and cash equivalents	$113.4	$41.7	$(40.7)	$195.8

Operating Activities. The decrease in cash generated from operating activities was primarily driven by the $110 million of income from operations generated in 2004 from the 2004 Events which did not recur in 2005. Additionally, due to the increase in borrowings, our interest payments have increased and resulted in a $5.4 million decrease in cash provided by operations.

Investing Activities. In 2005, we used $1,683.3 million more cash in investing activities as compared with 2004. In 2005, we used $1,629.0 million for the Transactions and $15.7 million to acquire the remaining TRL Group interest, as compared to the use of $21.4 million to acquire Trilegiant Loyalty Solutions, Inc. and related companies in 2004. The decrease in cash, as compared to 2004, also reflects $39.6 million of proceeds from the sale of other assets during 2004. Our restricted cash requirements were $3.7 million higher in 2005 due to the timing of premium payments made to our carriers while our restricted cash requirements were $9.5 million lower in 2004 due to certain collateral security requirements of TRL Group no longer being required. We also used $7.2 million more cash for capital expenditures during 2005 as compared with 2004.

Financing Activities. In 2005, we generated $2,001.0 million more cash in financing activities as compared with 2004. This change primarily reflects borrowings made during the fourth quarter for the Transactions (see “—Covenant Compliance” below). In addition, a principal prepayment of $20.0 million was made on the term loan in November of 2005 as compared to other principal payments of $18.8 million during 2004. Cash was provided by the sale of common stock of $275.0 million to Apollo. Also, principal payments were made under a credit agreement with Cendant totaling $30.0 million for 2005 and we received net advances from Cendant of $7.1 million during 2005 as compared to an increase in net advances to Cendant of $268.4 million during 2004, borrowings under the credit agreement with Cendant of $30.0 million in 2004, and the payment of a dividend totaling $45.3 million during 2004.

Cash Flows—Years Ended December 31, 2004 and 2003

At December 31, 2004, we had $22.5 million of cash and cash equivalents, a decrease of $40.7 million from $63.2 million at December 31, 2003. The following table summarizes our cash flows and compares changes in our cash and cash equivalents on hand to the same period in the prior year.

	Predecessor		Change
	Years Ended December 31,
	2004	2003
	(in millions)
Cash provided by (used in):
Operating activities	$256.9	$167.1	$89.8
Investing activities	1.9	(27.2)	29.1
Financing activities	(301.5)	(165.6)	(135.9)
Effects of exchange rate changes	2.0	2.7	(0.7)

Net change in cash and cash equivalents	$(40.7)	$(23.0)	$(17.7)

Operating Activities. In 2004, we generated $89.8 million more cash from operating activities compared with 2003. The increase in cash flow was primarily due to an increase in our operating income in 2004 as compared with 2003 (see “—Results of Operations”). Our working capital requirements in 2004 were relatively constant with our 2003 requirements. Our working capital requirements were impacted by a reduction in deferred revenues in 2004 of $31.3 million, which was partially offset by lower other non-current assets of $8.9 million in 2004 as compared to an increase in other non-current assets of $8.5 million in 2003 associated with a receivable that became currently due at December 31, 2004 in our international operations and an increase in income taxes payable in 2004 of $12.9 million.

Investing Activities. In 2004, investing activities generated cash of $1.9 million as compared with the use of cash of $27.2 million in 2003. In 2004, investing activities provided cash of $32.5 million from the sale of 78% of the commission rights related to our long-term preferred care insurance operations. Our restricted cash requirements decreased by $9.5 million in 2004 as compared to an increase in restricted cash requirements of $6.7 million in 2003 as certain collateral security requirements of TRL Group were no longer required resulting in lower cash restrictions in 2004. In 2003, we used $6.7 million in investing activities primarily due to an increase of $16.2 million in restricted cash related to our insurance operations, as cash became restricted for premiums collected from customers that were pending remittance to our insurance carriers, partially offset by a reduction in restricted cash due to the final payment of a litigation settlement of $10.4 million. In 2004, we used $21.4 million to acquire Trilegiant Loyalty Solutions, Inc. and related companies. We also used $5.0 million more cash for capital expenditures in 2004 as compared with 2003.

Financing Activities. In 2004, we used $135.9 million more cash in financing activities as compared with 2003. This change was primarily due to an increase in net advances to Cendant of $113.5 million in 2004 as compared with 2003 and the payment of a dividend to a subsidiary of Cendant in 2004 totaling $45.3 million, partially offset by borrowings under a credit agreement with Cendant totaling $30.0 million in 2004.

Credit Facilities and Long-Term Debt

Following the completion of the Transactions, we became a highly leveraged company, having incurred substantial debt, which will significantly increase our interest expense in future periods. As of March 31, 2006, we had $1.5 billion in indebtedness. Payments required to service this indebtedness will substantially increase our liquidity requirements as compared to prior years.

As part of the Transactions, we (a) issued $270 million principal amount of initial senior notes ($266.4 million net of discount), (b) entered into senior secured credit facilities consisting of a term loan facility in the principal amount of $860 million (which amount does not reflect the $20 million principal payment that we made in the fourth quarter of 2005 and a $20 million principal payment that we made on March 17, 2006) and a revolving credit facility in an aggregate amount of up to $100 million and (c) entered into a senior subordinated bridge loan facility in the principal amount of $383.6 million. At March 31, 2006, in addition to the outstanding initial senior notes, we had $820.0 million outstanding under the term loan facility, $383.6 million outstanding under our senior subordinated bridge loan facility and $98.5 million available under the revolving credit facility (after giving effect to the issuance of $1.5 million letters of credit).

As part of the Refinancing, we used the proceeds of the senior subordinated notes offered thereby to repay $349.5 of outstanding borrowings under the senior subordinated bridge loan facility. As part of the Additional Senior Notes Offering, we used the proceeds of the additional senior notes offered thereby, together with cash on hand, to repay $34.1 of outstanding borrowings under the senior subordinated bridge loan facility. See “Description of Other Indebtedness.”

Any borrowings under the revolving credit facility are available to fund our working capital requirements, capital expenditures and for other general corporate purposes. Borrowings under the term loan are due and payable in quarterly installments of approximately $2.2 million per quarter beginning in the first quarter of 2006. The senior secured credit facility also generally requires us to prepay borrowings under the term loan with proceeds from asset dispositions, excess cash flow beginning in July 2006 and the net cash proceeds from certain debt issued in the future. The remaining balance of the term loan is due and payable in full in 2012. The revolving credit facility is available until 2011. The term loan provides, at our option, for interest rates of a) adjusted LIBOR plus 2.75% or b) the higher of i) Credit Suisse, Cayman Island Branch’s prime rate and ii) the Federal Funds Effective Rate plus 0.5% (“ABR”), in each case plus 1.75%. The revolving credit facility provides, at our option, for interest rates of adjusted LIBOR plus 2.75% or ABR plus 1.75% subject to downward adjustment based on our senior secured bank leverage ratio, as set forth in the agreement governing the revolving credit facility. See “Description of Other Indebtedness.”

Our senior subordinated bridge loan facility was scheduled to mature on October 17, 2006. The senior subordinated bridge loan facility bore an annual interest rate of 11.0% through April, 2006, which increased to 11.5% until it was repaid in full on May 3, 2006. The senior notes mature on October 15, 2013, and the senior subordinated notes mature on October 15, 2015. Our credit facility, the senior notes and the senior subordinated notes are guaranteed by certain of our subsidiaries. Our senior notes bear interest at 10 1/8% payable semi-annually in April and October of each year. See “Description of the Senior Notes.” Our senior subordinated notes bear interest at 11 1/2% payable semi-annually in April and October of each year. See “Description of the Senior Subordinated Notes.”

Covenant Compliance

Our credit facility and the indentures that govern our senior notes and our senior subordinated notes contain various restrictive covenants. They prohibit us from prepaying indebtedness that is junior to such debt (subject to certain exceptions). Our credit facility requires us to maintain a specified minimum interest coverage ratio and a maximum consolidated leverage ratio. The interest coverage ratio as defined in the credit facility (Adjusted EBITDA, as defined, to interest expense, as defined) must be greater than 1.45 to 1.0 at March 31, 2006. The consolidated leverage ratio as defined in the credit facility (total debt, as defined, to Adjusted EBITDA, as defined) must be less than 7.5 to 1.0 at March 31, 2006. In addition, our credit facility, among other things, restricts our ability to incur indebtedness or liens, make investments or declare or pay any dividends. The indenture governing the senior notes and the indenture governing the senior subordinated notes, among other things: (a) limit our ability and the ability of our subsidiaries to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates; (b) place restrictions on the ability of certain of our subsidiaries to pay dividends or make certain payments to us; and (c) place restrictions on our ability and the ability of our subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of our assets. However, all of these covenants are subject to significant exceptions.

We have the ability to incur additional debt, subject to limitations imposed by our senior notes indenture, credit facility, and senior subordinated notes indenture. Under our indenture governing the senior notes and our indenture governing the senior subordinated notes, in addition to specified permitted indebtedness, we will be able to incur additional indebtedness so long as on a pro forma basis our fixed charge coverage ratio (the ratio of Adjusted EBITDA to consolidated fixed charges) is at least 2.0 to 1.0. As discussed above, our cash flow allowed us to make two voluntary $20 million principal prepayments of the term loan on November 17, 2005 and March 17, 2006. We made an additional voluntary $20.0 million prepayment on May 15, 2006 and we may elect to make additional prepayments if it is beneficial to do so.

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

Segment EBITDA consists of income from operations before depreciation and amortization. Segment EBITDA is the measure management uses to evaluate segment performance and we present Segment EBITDA to enhance your understanding of our operating performance. We use Segment EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that Segment EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. Adjusted EBITDA is defined as Segment EBITDA further adjusted to exclude non-cash and unusual items and other adjustments permitted in our debt agreements to test the permissibility of certain types of transactions, including debt incurrence. We believe that the inclusion of the adjustments to Segment EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain non-cash items and unusual items. However, Segment EBITDA and Adjusted EBITDA are not measurements of financial performance under U.S. GAAP, and our Segment EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our Segment EBITDA and Adjusted EBITDA as alternatives to operating or net income determined in accordance with U.S. GAAP, as indicators of our operating performance or as alternatives to cash flows from operating activities determined in accordance with U.S. GAAP, or as indicators of cash flows, or as a measure of liquidity.

Set forth below is a reconciliation of our net income/(loss) for the twelve months ended March 31, 2006 to Segment EBITDA and Adjusted EBITDA as required by our credit facility agreement.

	The Predecessor	The Company	Total
	For the Period April 1, 2005 to October 16, 2005	For the Period October 17, 2005 to March 31, 2006	Twelve Months Ended March 31, 2006
		(in millions)
Net income/(loss)	$37.0	$(262.6)	$(225.6)
Interest (income)/expense, net	(1.2)	63.5	62.3
Provision for/(benefit from) income taxes	20.9	(0.9)	20.0
Minority interests, net of tax	(0.1)	0.2	0.1
Other (income)/expense, net	(6.0)	—	(6.0)
Depreciation and amortization	21.9	186.2	208.1

Segment EBITDA	$72.5	$(13.6)	58.9

Effect of the Transactions, reorganizations and non-recurring gains(a)			151.8
Certain legal costs(b)			15.9
Net cost savings(c)			27.0
Other, net(d)			10.8

Adjusted EBITDA			$264.4

Interest coverage ratio(e)			1.99
Consolidated leverage ratio(f)			5.24

(a)	Effect of the Transactions, reorganizations and non-recurring gains—eliminates the effects of the Transactions, prior business reorganizations and non-recurring gains.
(b)	Certain legal costs—represents legal costs for certain litigation matters.
(c)	Net cost savings—represents: (i) the elimination of general corporate overhead allocations from Cendant and historical long-term incentive compensation charges, net of estimated incremental stand-alone costs, (ii) the inclusion of anticipated cost savings from the 2005 Reorganization in the amount of $9 million for the twelve months ended March 31, 2006 and (iii) the elimination of costs associated with facilities closure and severance incurred in 2005.
(d)	Other, net—represents: (i) net changes in other reserves in 2005, (ii) changing the Predecessor’s historical accounting policy for insurance program marketing costs to our policy of expensing such costs as incurred, (iii) changes in contractual arrangements between us and Cendant as if such contractual terms were in place for all periods presented, (iv) and the elimination of certain non-recurring costs.
(e)	The interest coverage ratio is defined in our credit facilities (Adjusted EBITDA, as defined, to interest expense, as defined). The interest coverage ratio must be greater than 1.45 to 1.0 at March 31, 2006.
(f)	The consolidated leverage ratio is defined in our credit facilities (total debt, as defined, to Adjusted EBITDA, as defined). The consolidated leverage ratio must be less than 7.5 to 1.0 at March 31, 2006.

Historically we relied on certain operational resources of Cendant (including tax advisory services, treasury/cash management, risk management, internal audit functions, employee benefits and business insurance). Historically we were allocated general corporate overhead from Cendant ($15.3 million in 2002, $13.2 million in 2003 and $13.7 million in 2004) which costs are reflected in the audited combined financial statements included elsewhere herein. The Predecessor believes the assumptions and methodologies underlying the allocations of general corporate overhead and direct expenses from Cendant are reasonable. However, such expenses are not indicative of, nor is it practical or meaningful for management to estimate for all historical periods presented, the actual level of expenses that might have been incurred had the Predecessor been operating as an independent company. However, we believe that these general corporate overhead allocations costs do not represent our on-going costs of doing business as a stand-alone entity following the Transactions based on our current operating model. For purposes of computing Adjusted EBITDA, we eliminated the historical cost allocations and included management’s estimate of incremental stand-alone costs of $2.5 million. The stand-alone costs estimate does not necessarily reflect what stand-alone cost would have been for the Predecessor in prior periods. In computing Adjusted EBITDA for all periods prior to the Transactions we have used the $2.5 million stand-alone cost estimate as required by the credit agreement and the indentures. This assessment of stand-alone costs following the Transactions is based on preliminary estimates and we may incur costs in excess of those we currently anticipate. See “Risk Factors—Risks Relating to Our Business—We have no history as a stand-alone company and may not be successful as an independent company.” In addition, our employees have historically participated in certain long-term incentive programs sponsored by Cendant and TRL Group. Compensation expense related to the Cendant and TRL Group long-term incentive programs totaled $4.8 million in 2002, $9.3 million in 2003 and $12.0 million in 2004.

Contractual Obligations and Commitments

The following table summarizes our aggregate contractual obligations, including a $20 million voluntary prepayment of the term loan on March 17, 2006, at December 31, 2005, and the estimated timing and effect that such obligations are expected to have on our liquidity and cash flow in future periods. We expect to fund the firm commitments with operating cash flow generated in the normal course of business and availability under the $100 million revolving credit portion of our new credit facility.

	2006	2007	2008	2009	2010	2011 and thereafter	Total
	(dollars in millions)
Term loan due 2012	$20.0	$—	$—	$—	$3.0	$817.0	$840.0
Senior subordinated bridge loan facility(1)	—	—	—	—	—	383.6	383.6
10.125% senior notes due 2013	—	—	—	—	—	270.0	270.0
Interest payments	146.3	140.3	140.3	140.3	140.3	363.9	1,071.4
Other purchase commitments(2)	36.1	19.5	10.3	9.7	9.5	7.4	92.5
Operating lease commitments	13.4	11.7	10.5	7.7	6.2	14.2	63.7
Management retention payments(3)	4.6	—	—	—	—	—	4.6
Capital lease obligations	0.4	0.2	0.2	0.2	—	—	1.0
Consulting agreements(4)	2.0	2.0	2.0	2.0	2.0	14.0	24.0
Employment agreements(5)	2.9	1.9	1.0	1.0	0.8	—	7.6

Total firm commitments and outstanding debt	$225.7	$175.6	$164.3	$160.9	$161.8	$1,870.1	$2,758.4

(1)	Our new senior subordinated bridge loan facility matures on October 17, 2006; however, if the outstanding loans have not been repaid as of such date, the maturity of each loan will automatically extend to April 17, 2014. The senior subordinated bridge loan facility was refinanced in two separate offerings: the issuance of $355.5 million of our 11 1/2% senior subordinated notes on April 26, 2006, which notes mature on October 15, 2015, and the issuance of $34.0 million of our 10 1/8% senior notes on May 3, 2006, which notes mature on October 15, 2013.
(2)	Represents commitments under purchase agreements for marketing and membership program support services.
(3)	In the event payments are not made to management, any unpaid amounts will be treated as a purchase price adjustment and reimbursed to Cendant.
(4)	Represents annual management fee payable under the consulting agreement with Apollo. See “Certain Relationships and Related Party Transactions—Ancillary Agreements to the Purchase Agreement—Consulting Agreement” below.
(5)	Represents salary and target bonus amounts attributable to those employment agreements described under “Management—Employment and Severance Agreements.” Amounts are based on the assumption that no agreements are renewed beyond their initial terms and all performance metrics for bonus payouts are achieved. Amounts exclude severance and other payouts due upon termination of employment, including exclusion of amounts due under the separation agreement with Ms. O’Connell.

The above table does not give effect to contingent obligations, such as litigation claims, standard guarantees and indemnities, other guarantees associated with the 2004 Events, surety bonds and letters of credit, due to the fact that at this time we can not determine either the amount or timing of payments related to these contingent obligations. In addition, we refer you to our audited consolidated financial statements as of December 31, 2005, and for the period from October 17, 2005 (commencement of operations) to December 31, 2005, and our combined financial statements as of December 31, 2004, and for the periods from January 1, 2005 to October 16, 2005, and for years ended December 31, 2004 and 2003, included elsewhere herein for a summary of our significant accounting policies.

Quantitative and Qualitative Disclosures About Market Risk

Following is a description of our risk management policies and those of the Predecessor.

Foreign Currency Risk

The Predecessor used foreign currency forward contracts to manage exposure to changes in foreign currency exchange rates associated with its foreign currency denominated payables, receivables and forecasted earnings of foreign subsidiaries. The Predecessor primarily hedged its foreign currency exposure to the British pound and Euro. The majority of forward contracts utilized did not qualify for hedge accounting treatment under SFAS No. 133. The fluctuations in the value of these forward contracts did, however, largely offset the impact of changes in the value of the underlying risk that they were intended to economically hedge. The impact of these forward contracts was not material to the Predecessor’s results of operations or financial position. We currently do not utilize foreign currency forward contracts as the Company considers its foreign currency risk not material.

Interest Rate Swap

We entered into an interest swap as of December 14, 2005. This swap converts a notional amount of the our floating rate credit facility into a fixed rate obligation. The notional amount of the swap was $300 million at March 31, 2006 and reduces in accordance with a contractual amortization schedule through December 31, 2010 when the swap terminates. The purpose of the swap is to maintain our fixed/variable ratio within policy guidelines. The interest rate swap is recorded at fair value either as an asset or liability. Changes in the fair value of the swap is not designated as a hedging instrument and therefore recognized currently in earnings in the accompanying condensed consolidated statements of operations.

The following table provides information about our financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted-average interest rates by expected maturity for our long-term debt as of March 31, 2006.

	2006	2007	2008	2009	2010	2011 and Thereafter	Total	Fair Value At March 31, 2006
	(in millions)
Fixed rate debt(c)	—	—	—	—	—	$653.6	$653.6	$650.0
Average interest rate	12.44%	11.33%	11.33%	11.33%	11.33%
Variable rate debt(c)	$20.0	—	—	—	$—	$800.0	$820.0	$820.0
Average interest rate(a)	7.50%	7.50%	7.50%	750%	7.50%	—	—	—
Variable to fixed -
Interest rate swap(b)	—	—	—	—	—	—	—	$(2.3)
Average pay rate	4.81%	4.84%	4.86%	4.93%	4.97%	—	—	—
Average receive rate	4.99%	5.18%	5.14%	5.20%	5.27%	—	—	—

(a)	Average interest rate is based on rates in effect at March 31, 2006.
(b)	The fair value of the interest rate swap is included in other current assets at March 31, 2006.

(c)	The variable rate senior subordinated bridge loan facility of $383.6 million at March 31, 2006 was refinanced in two separate offerings: $355.5 million of our fixed rate 11 1/2% senior subordinated notes issued on April 26, 2006, which mature on October 15, 2015, and $34.0 million of our fixed rate 10 1/8% senior notes issued on May 3, 2006, which mature on October 15, 2013.

Neither we nor our Predecessor used derivatives for trading or speculative purposes.

Credit Risk and Exposure

Financial instruments that potentially subject us and the Predecessor to concentrations of credit risk consist primarily of receivables, profit-sharing receivables from insurance carriers and prepaid commissions. We manage such risk by evaluating the financial position and creditworthiness of such counterparties. As of March 31, 2006, there were no significant concentrations of credit risk. Receivables and profit share receivables from insurance carriers are from various marketing, insurance and business partners and we maintain an allowance for losses, based upon expected collectibility. Commission advances are periodically evaluated as to recovery.

Critical Accounting Policies

In presenting our consolidated and combined financial statements in conformity with generally accepted accounting principles, we are required to make estimates and assumptions that affect the amounts reported therein. We believe that the estimates, assumptions and judgments involved in the accounting policies related to revenue recognition, accounting for marketing costs, valuation of goodwill and intangible assets, and valuation of tax assets and liabilities could potentially affect our reported results and as such, we consider these to be our critical accounting policies. Several of the estimates and assumptions we are required to make relate to matters that are inherently uncertain, as they pertain to future events. However, certain events outside our control cannot be predicted and, as such, they cannot be contemplated in evaluating such estimates and assumptions. We believe that the estimates and assumptions used when preparing our consolidated and combined financial statements were the most appropriate at the time. For a summary of all of our significant accounting policies, see Note 2 to our consolidated and combined financial statements included elsewhere herein for the three years ended December 31, 2005.

Purchase Accounting

On October 17, 2005, Cendant completed the sale of the Cendant Marketing Services Division to Affinion, an affiliate of Apollo. The sale was accounted for by the purchase method of accounting, which requires judgment regarding the allocation of the purchase price based on the fair values of the assets acquired (including intangible assets) and the liabilities assumed. The fair values of the acquired assets and assumed liabilities were based primarily on estimates. The purchase accounting adjustments reflected in our records, which are subject to adjustment based on among other things the completion of the third party valuation of the tangible and intangible assets acquired, primarily consist of: (1) revaluation of certain property and equipment, including internally developed software; (2) valuing intangibles assets consisting of affinity and member relationships, patents, trademarks and tradenames, proprietary data bases and systems; (3) recognizing deferred revenues and prepaid commissions; and (4) recognizing the liability to service certain of our members during the period in which no revenue will be received. The excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed was recognized as goodwill, which will be reviewed for impairment at least annually. As of December 31, 2005, we had recorded goodwill of approximately $366.2 million related to the Transactions described above.

Revenue Recognition

Our critical accounting policies in the area of revenue recognition pertain to our insurance profit-sharing arrangements. For our membership, package and loyalty programs, we operate in a business environment where we are paid a fee for a service performed and we do not recognize revenue until these services have been performed and such revenues are no longer subject to refund. Accordingly, revenue recognition for these programs is not particularly subjective or complex.

We recognize insurance program commission revenue based on premiums earned by the insurance carriers that underwrite the policies we market. Premiums are typically paid either monthly or quarterly and revenue is recognized ratably over the underlying policy coverage period. We engage in revenue and profit-sharing arrangements with the insurance carriers that issue the underlying insurance policies. Commission revenue from insurance programs is reported net of insurance costs in our combined financial statements. On a semi-annual or annual basis, a profit-sharing settlement is made based on an analysis of the premiums paid to the insurance carriers less claims experience incurred to date, estimated claims incurred but not reported, reinsurance costs and carrier administrative fees. We accrue monthly revenue and related profit sharing receivables from insurance carriers resulting from our expected share of this excess based on the claims experience to date, including an estimate for claims incurred but not reported. Adjustments to the estimates recorded are made upon settlement with the insurance carriers. Historically, our claims experience has not resulted in a shortfall.

The estimate of the periodic amount of claims incurred but not reported to the insurance company is based on models we have developed and maintain in consultation with the insurance carriers. The models are updated periodically for the most recent loss rates that we receive from the insurance companies and current market conditions. Any change to the estimates, based on actual experience, is reported in earnings in the period the change becomes known. The impact of an annual 1% change in the claims incurred but not reported estimate on pro forma 2005 net revenue subject to profit sharing arrangements would be approximately $3.9 million.

Marketing Expense

Our critical accounting policy in the area of marketing expense pertains to the insurance business within our insurance and package segment. For the periods following the closing of the Transactions, we have adopted an accounting policy whereby costs related to acquiring new insurance business are expensed as incurred. Marketing solicitation costs for our membership and package businesses are expensed as incurred consistent with our member business.

In our historical combined financial statements, marketing acquisition costs for our insurance programs were deferred to the extent such costs were deemed recoverable from future cash flows generated by us related to such acquisition costs. These costs were amortized as marketing expense over a 12-year period using a declining balance method generally in proportion to the related insurance revenue, which was based on attrition rates associated with the approximate rate that insurance revenues collected from customers decline over time. Amortization of deferred acquisition costs commenced upon recognition of the related insurance revenue. We performed periodic reviews of our amortization expense, attrition rates and the recoverability of deferred acquisition costs. Any resulting changes were treated as a change in estimate unless the balance was considered non-recoverable, in which case the unrecoverable portion was expensed.

The effect of the change in accounting policy for insurance programs is that all our marketing solicitation costs are expensed as incurred post October 16, 2005.

Goodwill and Intangible Assets

In connection with SFAS No. 142, “Goodwill and Other Intangible Assets,” there is a requirement to assess goodwill and indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. The Company assesses goodwill for such impairment by comparing the carrying value of the reporting units to their fair values. Reporting units are comprised of the four reportable operating segments: Membership, Insurance and Package, International and Loyalty. Fair values of the reporting units are determined utilizing discounted cash flows and incorporate assumptions that we believe marketplace participants would utilize. Indefinite-lived intangible assets are tested for impairment and written down to fair value, as required by SFAS No. 142.

Subsequent to the initial assessment, the Company performs reviews annually, or more frequently if circumstances indicated impairment may have occurred, and during 2005, 2004 and 2003, no such impairment occurred. The Company’s intangible assets as of December 31, 2005 consist primarily of intangible assets with finite useful lives acquired by the Company in the Transactions and are recorded at their respective preliminary fair values in accordance with SFAS No. 141, “Business Combinations”.

Income Taxes

The provision for/(benefit from) income taxes is determined using the asset and liability method, under which deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates. Deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Decreases to the valuation allowance are recorded as reductions to the provision for/(benefit from) income taxes, while increases to the valuation allowance result in additional provision. The realization of deferred tax assets is primarily dependent on estimated future taxable income. As of December 31, 2005, the Company has recorded a valuation allowance for its deferred tax assets.

The Predecessor, excluding TRL Group and AIH, was included in the consolidated federal income tax return filed by Cendant. In addition, the Predecessor, excluding TRL Group and AIH, filed unitary and consolidated state income tax returns with Cendant in jurisdictions where required. The income taxes payable or receivable associated with the consolidated federal and unitary or consolidated state income tax returns mentioned above were included in advances to Cendant, net on the accompanying 2004 combined balance sheet. The provision for income taxes on the accompanying combined statements of operations was computed as if the Predecessor filed its federal and state income tax returns on a stand-alone basis. Since Cendant maintained less than an 80% ownership interest in TRL Group, TRL Group was not included in Cendant’s consolidated federal and state income tax returns and filed separate tax returns. AIH and its subsidiaries filed income tax returns in countries in which they operated. Income taxes payable/receivable reflected on the accompanying 2004 combined balance sheet are directly due to/from taxing jurisdictions and are separate from Cendant’s consolidated or unitary filings.

Recently Issued Accounting Pronouncements

In March 2005, the “FASB” issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), which clarifies that conditional asset retirement obligations are within the scope of SFAS No. 143, “Accounting for Asset Retirement Obligations.” FIN 47 requires the Company to recognize a liability for the fair value of conditional asset retirement obligations, if the fair value of the liability can be reasonably estimated. The Company adopted the provisions of FIN 47 as of the commencement of its operations on October 17, 2005.

The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share Based Payment” (“SFAS No. 123R”) as of the commencement of its operations on October 17, 2005. SFAS No. 123R eliminates the alternative to measure stock-based compensation awards using the intrinsic value approach permitted by APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and by SFAS No. 123, “Accounting for Stock Based Compensation” (“SFAS No. 123”). For employee stock awards effective after October 17, 2005, the Company recognizes compensation expense, net of estimated forfeitures upon the issuance of the award, over the requisite service period, which is the period during which the employee is required to provide services in exchange for an award. The requisite service period is often is the vesting period. Stock compensation expense of the Company is included in general and administrative expense in the accompanying consolidated statement of operations.

On January 1, 2003, the Predecessor (in conjunction with Cendant’s adoption) adopted the fair value method of accounting for stock-based compensation provisions of SFAS No. 123. The Predecessor also adopted SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” in its entirety on January 1, 2003, which amended SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting provisions. As a result, since January 1, 2003 the Predecessor expensed all employee stock awards over their respective vesting periods based upon the fair value of the award on the date of grant. Stock compensation expense of the Predecessor is included in general and administrative expense in the accompanying combined statements of operations. As the Predecessor elected to use the prospective transition method, Cendant has allocated expense to the Predecessor only for employee stock awards that were granted or modified subsequent to December 31, 2002.

BUSINESS

We are a leading affinity direct marketer of value-added membership, insurance and package enhancement programs and services to consumers, with over 30 years of experience. We offer our programs and services worldwide through approximately 4,500 affinity partners as of March 31, 2006. Our diversified base of affinity partners includes leading companies in a wide variety of industries, including financial services, retail, travel, telecommunications, utilities and Internet. We market to consumers using direct mail, online marketing, in-branch marketing, telemarketing and other marketing methods. We generate predictable revenues and cash flows because of our large base of existing customers, which accounts for the majority of our near-term cash flow, and the fact that customer retention and renewals generally follow well-established patterns. We also have a growing loyalty solutions operation which administers points-based loyalty programs. As of December 31, 2005, we had approximately 70 million members and end-customers worldwide and approximately 3,000 employees in the U.S. and 11 countries, primarily in Europe. For the year ended December 31, 2005, we had pro forma net revenues of $1.2 billion, pro forma Adjusted EBITDA (as defined on page 20 above) of $257.2 million and a pro forma net loss of $433.8 million. For the year ended December 31, 2005 and the three months ended March 31, 2006, we derived approximately 59% and 49%, respectively, of our net revenues from members and end-customers under marketing and servicing agreements with 10 of our affinity partners. For the three months ended March 31, 2006, we had pro forma net revenues of $245.9 million, and a pro forma net loss of $127.2 million.

We utilize the brand names, customer contacts and billing vehicles of our affinity partners to market a broad portfolio of 25 core programs in approximately 200 configurations. Our core programs include PrivacyGuard (a credit monitoring and identity-theft resolution service), AD&D, Hotline and Payment Card Protection (credit card registration services), Travelers Advantage (discount travel services), as well as various checking account and credit card enhancement programs. Affinity partners value our services because we strengthen their relationships with their customers, promote their brands and provide them with incremental revenue while adhering to high standards in consumer privacy and protection. We provide our affinity partners with a broad scale of operations and wide breadth of programs and services, as well as a high level of analytical marketing expertise that results in more profitable marketing campaigns. We also allow our affinity partners to choose the extent to which they are involved in the acquisition and retention of customers. The customized options offered to our affinity partners range from a wholesale arrangement, in which they are largely responsible for customer acquisition, to a retail arrangement, where we are solely responsible. In addition, we have strong relationships with third-party vendors who provide many elements of our programs and services to our members and end-customers, such as merchandise fulfillment and insurance underwriting.

We have developed a rigorous marketing approach, including powerful models and proprietary databases that analyze, by program, historical marketing performance data, customer preferences and historical usage and response rates. Our approach allows us to leverage the experience we have gained from our extensive marketing history, including more than 46,000 marketing campaigns conducted over the last decade. We design, customize and manage marketing campaigns which utilize multiple media and product offerings for each affinity partner. In addition, we use our data analytics capabilities to target minimum return thresholds tailored to each of our marketing campaigns. Based on sophisticated statistical analyses, our predictive models are designed to accurately forecast response rates, revenue generation and profitability potential of a prospective campaign. Our disciplined analytical approach allows us to target marketing opportunities with the most promising return potential and to provide our affinity partners with reports that measure individual campaign performance.

We operate our business through the following operating segments:

•	Membership Operations (54.0% of 2005 pro forma net revenues)—Our membership operations in the U.S. are operated through Trilegiant, which designs, implements, and markets membership programs to customers of our affinity partners. We believe we are the leader in the U.S. affinity membership marketing industry with approximately 13.6 million members as of December 31, 2005. For an annual or monthly membership fee, we provide members with access to a variety of discounts and shop-at-home conveniences in such areas as retail merchandise, travel, automotive and home improvement; as well as personal protection benefits and value-added services including credit monitoring and identity-theft resolution services. Our membership programs include PrivacyGuard (a credit monitoring and identity-theft resolution service), Travelers Advantage (a discount travel service) and Shoppers Advantage (a discount shopping service), among many others. Our affinity partners, such as financial institutions, retailers and other consumer-oriented companies, offer individual membership programs to their customers as an enhancement to, or in connection with, their use of credit and/or debit cards, checking accounts, mortgage loans or other financial payment vehicles.

In general, membership services are offered under a retail arrangement in which membership fees are paid to us, and, in turn, we pay commissions on such fees to our affinity partners. Generally, we pay these commissions on both new members and their subsequent renewals. We also offer our services under a wholesale arrangement, which is a growing component of our operations, whereby our affinity partners market our programs and services and collect membership fees, and in return pay us administration and participant fees. We partner with a large number of third-party vendors to provide fulfillment of many elements of our diverse membership programs. For example, fulfillment of products purchased via our shopping-related programs is undertaken through a direct-ship network of over 200 vendors which we manage without taking ownership or physical possession of the products.

•	Insurance and Package Operations (26.5% of 2005 pro forma net revenues)—Our insurance and package enhancement operations in the U.S. are operated through Progeny. We believe we are a leading direct marketer of AD&D in the U.S. with over 31 million end-customers. We serve as an agent and third-party administrator for the marketing of AD&D and other insurance programs, and market private-label insurance programs to the customers of our affinity partners, typically financial institutions, primarily through direct mail. Our affinity partners use insurance programs to help improve customer loyalty, affinity and retention by offering a base level of AD&D at no cost to their customers and to generate incremental fee income from customers who choose to increase their coverage by purchasing supplemental insurance. We use retail arrangements with our affinity partners when we market our insurance programs to their customers.

We believe we are the largest distributor of checking account package enhancement programs in the U.S. with over 2,500 financial institutions and approximately 7.2 million end-customers as of December 31, 2005. We provide our affinity partners with a portfolio of over 45 benefits in such areas as travel and shopping discounts, insurance and identity-theft resolution. Our affinity partners select a customized package of these programs and services to which they frequently then add their own services (e.g., unlimited check writing privileges, personalized checks, cashiers’ or travelers’ checks without issue charges). We design and provide package enhancement programs for financial institutions in order to improve their customer retention rates and generate additional fee income. Package enhancement programs, which are typically marketed in-branch by our affinity partners’ employees, are generally offered on a wholesale basis in which we earn up-front fees for implementing the package enhancement program and monthly fees based on the number of customers participating in the program.

•	International Operations (14.8% of 2005 pro forma net revenues)—Our international membership and package enhancement operations are operated primarily in Europe through Cims. We believe we are the largest marketer of membership programs and package enhancement programs in Europe, with approximately 2.2 million members and 16.7 million end-customers as of December 31, 2005. In addition to our existing traditional international membership program offerings, we recently introduced a wider range of membership programs more comparable to those that we offer in the U.S. International membership services and package enhancement programs are offered under retail and wholesale arrangements comparable to those in the U.S.

•	Loyalty Operations (4.7% of 2005 pro forma net revenues)—Our growing loyalty operations are operated through ALG (formerly known as TLS). We believe we are a leader in online points redemption and administrative services and currently manage approximately 125 billion points for our customers with an estimated redemption value of over $1.5 billion as of December 31, 2005. We monitor and track the number of points issued as a leading indicator of the loyalty program’s customer appeal since points have a direct correlation to the usage of our client’s product. We track customer redemption behavior and focus our energy on delivering redemption options that are most popular with consumers. ALG derives 10% of its revenue from fees and commissions generated from the redemption of points by the customers in those loyalty programs under its administration. We typically charge clients a per-member and/or a per-activity administrative fee for our services and do not retain any points-related liabilities. We also provide benefit enhancements, such as travel insurance, accident and collision damage waiver insurance and concierge services, to credit card issuers. We currently work with approximately 100 clients on their loyalty and enhancement products, including leading financial institutions, brokerage houses, premier hotels, timeshares and other travel-related companies.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Segment Results” and Note 20 to our audited consolidated and combined financial statements included elsewhere herein for additional financial information about these business segments. In addition, see Note 20 to our audited consolidated and combined financial statements included elsewhere herein for additional financial information by geographic segment.

Competitive Strengths

Global Leader in a Growing Industry. We are a leading affinity direct marketer of value-added membership, insurance and package enhancement programs and services with approximately 70 million members and end-customers worldwide and a network of approximately 4,500 affinity partners as of March 31, 2006. Our leadership position in the growing affinity direct marketing industry is due to our more than 30-year track record, our experience from over 46,000 marketing campaigns conducted over the last decade and our core strengths in the areas of multi-media marketing, data analytics, customer service, and operations. We also believe our portfolio of programs and benefits is the broadest in the industry. As of December 31, 2005 we had 20 core membership programs, 5 core insurance programs and 45 core benefits for our package enhancement programs, all of which are offered in over 200 different configurations to satisfy a wide range of consumer trends and fulfillment needs across industries.

Proven Business Model Generates Predictable Financial Results with Significant Future Revenue Streams. Our business model includes planning new marketing initiatives based on predicted response and attrition rates, as well as other variables (such as product and servicing costs) drawn from in-depth analysis of our prior marketing campaigns. We are able to forecast the likely future range of results of our current and future marketing campaigns because the results of our marketing campaigns generally follow well-established patterns. Consequently, we are able to optimize the allocation of our marketing spend to the most profitable opportunities. Further, as our marketing campaigns generate revenues and cash flows over a number of years, our existing customer base (acquired from previous marketing campaigns for which we have already incurred the up-front marketing expense) produces highly predictable financial results as customer retention and related revenues and cash flows generally follow well-established patterns. Our revenue from our existing customer base has historically generated over 80% of the next twelve months net revenues for our membership and insurance operations.

Flexible Operating Model Focused on Free Cash Flow Generation. We believe that our operating model will generate significant free cash flow, which we define as cash provided by operating activities less capital expenditures and required debt service payments, as a result of our low capital expenditure requirements and variable cost structure. For example, 2005 capital expenditures represented less than 3% of our 2005 pro forma net revenues. Our operating model is also highly scalable, allowing us to expand our business without significant additional fixed costs. As we continue to outsource certain non-critical functions in information technology and fulfillment, as well as certain of our call center operations, we will continue to migrate to a more variable cost structure. During 2004 and 2005, we integrated our membership and insurance and package operations, resulting in approximately $9.7 million of annual ongoing cost savings. In addition, during first half of 2006, as part of our ongoing reorganization of our international and travel agency operations, we expect to generate approximately $11.0 million of annual cost savings primarily as a result of staff reductions and facility consolidation. As part of the Transactions, we made a special tax election referred to as a “338(h)(10) election” with respect to the target companies. Under the 338(h)(10) election, the target companies were deemed to have sold and repurchased their assets at fair market value. By adjusting the tax basis in such assets to fair market value for U.S. federal income tax purposes, the aggregate amount of our tax deductions for depreciation and amortization will increase, which will reduce our cash taxes in the future and thus, further enhance our free cash flow generation.

Strong, Long-Term Relationships with Diverse Affinity Partners. We have cultivated strong long-term relationships with our affinity partners who are in a wide variety of industries, including financial services, retail, travel, telecommunications, utilities, Internet and other media. Our affinity partners value their relationship with us because it allows them to leverage our scale of operations and high level of analytical marketing expertise to generate incremental revenue without significant investment. Our relationships include 19 of the top 20 U.S. credit card issuers, 17 of the top 20 U.S. debit card issuers, 12 of the top 20 U.S. retail card issuers, 10 of the top 15 U.S. oil card issuers, 7 of the top 10 U.S. mortgage companies and 14 of the top 20 European retail banks. As the brand names and reputations of our affinity partners are crucial to their future success, they are very selective with regard to the use of their brand names. Due to the long-term relationships that we have with many of our affinity partners, we have built a level of trust that we believe would be difficult for our competitors or new entrants to the market to replicate. As a result, many of our key distribution partners have been with us for more than ten years.

Disciplined Marketing Approach Driven by Models and Proprietary Databases. We have over 30 years of experience in creating, executing and refining marketing programs with our affinity partners. Our marketing approach employs models and proprietary databases containing preferences and response rates for our products, as well as detailed performance and profitability data. This approach allows us to leverage historical information to design, customize and manage a large number of individual marketing campaigns across multiple media and product offerings tailored to each affinity partner. Furthermore, we believe that our database of customer contacts is the largest in the affinity direct marketing industry and that it enhances our ability to maximize the return on our marketing spend.

Leading Loyalty Solutions Platform. Through ALG, we currently manage approximately 125 billion points with an estimated redemption value of over $1.5 billion as of December 31, 2005. We have helped our clients manage point liabilities of loyalty programs for over 10 years. Loyalty programs reward customers with points that may be redeemable for, among other things, air travel, gift cards and merchandise. In order to help our clients manage the points liability of these programs, we strategize with our clients to develop redemption options that maximize the balance between perceived value and the actual cost of the reward. In addition, since we source many of the redemption items ourselves, we work with our clients to promote and drive redemption activity to those rewards that ensure mutual profitability. We believe we are well positioned in this business due to our scale, leading technical capabilities and experience in assisting companies to manage their points liabilities, which are vital to companies seeking to differentiate their programs and enhance their efficiency and profitability. These attributes, combined with the fact that it is expensive, as well as technically difficult for our customers to switch administrators once a loyalty solutions platform is operational, result in high customer retention rates. While we manage points with an estimated redemption value of over $1.5 billion, we do not retain any liability related to the redemption of points.

Committed and Experienced Management Team. Our senior management team has extensive experience in the direct marketing industry. The top 12 members of the team have an average of 8 years of experience in the direct marketing industry. This extensive industry experience is combined with a proven operational track record and strong relationships with key decision-makers at our affinity partners. Our experienced management team has led the successful integration, which began in early 2004, of our membership, insurance and package enhancement, international and loyalty solutions operations and our management remains committed to maintaining our market leadership position in the industry and continuing to increase our earnings and cash flows.

Business Strategy

Our strategy is to maintain and enhance our position as a leading global affinity direct marketer by providing valuable, high quality and affordable programs and services that reinforce the relationship between the customer and our affinity partners and to focus on attractive opportunities which would increase our growth and cash flows.

Focus on Increasing Profitability. The integration of our operations will enable us to further optimize the allocation of our marketing spend across all of our operations and geographic regions in order to maximize the returns on each marketing campaign and, therefore, our overall long-term profitability. In addition, we expect that an expansion of our range of hybrid or bundled programs, such as premium versions of membership programs and combinations of membership and insurance programs, will increase our profitability as these programs generate higher revenues and margins. In addition, the ongoing shift of members from annual to monthly billing programs will continue to increase revenue per customer as annualized monthly membership fees are typically higher than annual membership fees. While increasing our revenues per customer, we also expect to increase our profitability by minimizing operating costs and capitalizing on the benefits of outsourcing and a more variable cost structure.

Continue to Execute Our Online Strategy for Customer Acquisition and Fulfillment. Since late 2003, we have pursued a strategy of leveraging the Internet for customer acquisition and fulfillment in order to capitalize on the increasing penetration and usage rates of the Internet. Our ability to attract new members, either through our affinity partners or directly, is enhanced by the fact that we target the online consumer at the moment of highest affinity—the transaction or point-of-sale. In 2004, we generated 400,000 members via our online member acquisition programs. In 2005, we recorded over 1.1 million new members through similar programs. The recognized and reputable brand names of our affinity partners assist us in attracting new members. The Internet also provides us with the opportunity to market programs directly to consumers beyond the customer bases of our affinity partners through the use of keywords on search sites as some of the most searched items on the Internet generally correlate well with the broad set of programs that we offer online such as travel, shopping and auto-related programs. In addition, the Internet will continue to enable us to significantly reduce our operating costs. For example, our online membership fulfillment costs are, on average, approximately 34% less than our regular mail fulfillment costs. We also pay lower associated commission rates to our affinity partners for new members generated via the Internet than via our other marketing channels.

Expand Our Range of Affinity Partners. We believe there are substantial opportunities to increase our presence in the travel, cable, telecom and utilities industries, in both the U.S. and Europe. Companies in these industries are attractive candidates for our product offerings as they generally have strong brand names and extensive customer contacts and billing vehicles. Our highly customized marketing campaigns can assist these companies in attracting and retaining customers as well as generating incremental revenue. Our recent package enhancement agreement with a leading European utility with nearly 30 million customers and retail marketing services arrangement with a large U.S. telecom service provider illustrate our success with this strategy.

Grow Our International Retail Operations. We believe that we are well positioned to provide our affinity partners and clients with comprehensive offerings on a global basis, particularly with our membership programs. We intend to grow our international retail membership operations by leveraging our significant U.S. experience to offer membership programs comparable to existing U.S. membership programs to European customers. We believe that the market for these kinds of membership programs is underserved in Europe and, as a result, has significant growth potential. Our international operations recently initiated direct marketing campaigns for our identity-theft resolution and credit monitoring programs in the U.K. that have shown promising initial results and we have developed relationships with several leading U.K. financial institutions to market these membership programs to their customer bases. We also intend to launch other membership programs such as Buyers Advantage and Travelers Advantage in the U.K., and eventually throughout Europe.

Continue to Focus on New Program Development. We continually develop and test new programs to identify consumer trends that can be converted into revenue-enhancing opportunities. Our existing infrastructure, broad portfolio of benefits and extensive marketing experience enable us to develop new programs more efficiently. We introduced a number of new programs in 2004 and 2005, including a repair and maintenance program for home systems and appliances and a coupon and gift card program that provides members discounts at over 100,000 national and local retail merchants. We believe that the programs that we are currently testing and plan to introduce in 2006 will continue our strong track record for developing new programs that increase profitability. We will also continue to bundle existing programs, program extensions and benefits into new packages, such as security and health care packages, to create significant incremental revenue opportunities, a practice which we have been successful in implementing in the past.

Leveraging Best Practices and Cross-Selling Opportunities. Since completing the integration of our operations, which we began in 2004, we have begun implementing best practices across our operations. We also intend to capitalize on the significant opportunities to cross-sell products across business lines and geographical regions that have been created by our business integration. For example, by combining the sales force of Progeny and Trilegiant in mid-2004, we are now able to offer membership programs to domestic regional banks and credit unions, whose members and end-customers have traditionally had favorable response rates with comparatively low attrition rates. We believe that the further rationalization of our operations will also continue to generate economies of scale, including greater purchasing power with third-party vendors. For example, we expect that the reorganization of our international and travel agency operations will result in approximately $11.0 million of annual cost savings primarily from the elimination of redundant functions and positions.

Industry Overview

Direct marketing is defined by the DMA as any direct communication to a consumer or business that is designed to generate a response in the form of an order. Affinity direct marketing is a subset of the larger direct marketing industry which involves direct marketing to the customers of affinity partners, such as financial institutions and retailers. In affinity direct marketing, programs, products and services are marketed either directly or indirectly, in each case using the affinity partner’s brand name, customer contacts and billing vehicles. We believe that being associated with the brand of an affinity partner provides a significant advantage over other forms of direct marketing. Affinity direct marketing provides us with access to our affinity partners’ large customer base, generally results in higher response rates as customers recognize and trust our affinity partners’ brands and provides additional credibility and validation as to the quality of the program or service we are offering. Affinity partners benefit as they are able to promote their brands while offering additional programs and services, which strengthens their relationships with their customers and generates incremental revenue for them.

The DMA estimates that overall sales in the U.S. generated by direct marketing initiatives will grow at an 8.6% compound annual growth rate from 2003 to 2007. According to the DMA, the EU represents approximately 20% of the global direct marketing driven sales in 2004, and the EU market is expected to grow at a faster rate than the U.S. market as new members join the EU and member countries continue to integrate across economic, social and regulatory boundaries.

Industry research indicates that growth in direct marketing sales results from increasing direct marketing expenditures as well as marketers shifting their budgets from branding campaigns to direct marketing campaigns due to their increased measurability and effectiveness. Marketers with direct customer contact or with large marketing databases are expected to continue to pursue direct marketing initiatives, such as those offered by us, to increase customer penetration in an environment where attracting and retaining customers is becoming increasingly challenging. As a result, direct marketing driven sales as a percentage of total sales have been rising. Sales generated by direct mail, one of our primary marketing media, is projected by the DMA to grow at a compound annual growth rate of approximately 8.5% from 2003 through 2007 in the U.S. Online media, a growth vehicle for both the industry and our business, represents the fastest growing direct marketing medium due to the increasing use of the Internet and its significantly lower communication costs. Forrester Research, Inc. projects a compound annual growth rate of approximately 15.5% for online media from 2005 to 2008 in the U.S.

Company History

We have over 30 years of operational history. Our business started with membership operations in 1973 through the formation of CUC. Between 1985 and 1986, CUC acquired the insurance and package enhancement operations of Financial Institution Services, Inc. and Madison Financial Corporation, which were formed in 1971 and 1974, respectively. In 1988, CUC acquired National Card Control, Inc., which was formed in 1981 and provided loyalty solutions and package enhancement programs. The international operations were started by CUC in the early 1990s. In 1997, CUC merged with HFS Incorporated to form Cendant. The international operations were rebranded as Cendant International Membership Services after the formation of Cendant. In 2001, the U.S. membership operations were rebranded as Trilegiant and the loyalty solutions operations were rebranded as Trilegiant Loyalty Solutions. The insurance and U.S. package enhancement operations were rebranded as Progeny in 2002. In 2004, we realigned our organizational structure and began integrating the historically separate businesses in order to have a unified approach to the marketplace.

In 2005, we, along with our parent company, Holdings, entered into a purchase agreement with Cendant pursuant to which we purchased from Cendant all of the equity interests of AGLLC and all of the share capital of AIH (the “Acquisition”). See “The Acquisition—Purchase Agreement and Ancillary Agreements to the Purchase Agreement.”

Marketing

We market our programs and services through retail and wholesale arrangements and combinations thereof. Under the retail arrangement, we market our programs to an affinity partner’s customers by using that affinity partner’s brand name, customer contacts and billing vehicles. In retail arrangements, we typically bear or share the acquisition marketing costs and the related retention cost. Under structures where we bear all or most of the acquisition marketing costs, we typically incur higher up-front marketing costs but pay lower commissions on related revenue to our affinity partners. Under structures where our affinity partners share more of the acquisition marketing costs, we typically have lower up-front acquisition marketing costs but pay higher commissions on membership and end-customer revenue to our affinity partners.

Under the wholesale arrangement, the affinity partner markets our programs and services to its customers, collects revenue each month from the customer and typically pays a monthly fee per participant. In addition, we also offer other services to our affinity partners, including enrollment, fulfillment, customer service and website development.

We utilize a variety of media to market our programs and services, including direct mail, online marketing, in-branch marketing, inbound telemarketing, outbound telemarketing and call-to-activate/voice response unit marketing. We have a full-service creative agency with expertise in utilizing all varieties of customer acquisition media with special emphasis on growing online and other higher margin media. We use a network of third-party operators for inbound and outbound telemarketing and develop all direct mail programs in-house, utilizing third parties only for limited services such as printing. In addition, we use standardized scripts and direct mail materials that are repeatedly tested and updated to ensure consistent quality and maximum effectiveness for each marketing campaign.

Direct Mail. We have developed considerable expertise in direct mail marketing, which remains our largest marketing medium in terms of new member acquisition, accounting for more than 48% of new joins in 2005. Our direct mail operations incorporate a variety of mailing types, including solo direct mail, detachable inserts, credit card inserts, statement inserts, promotion inserts, and other printed media. Additionally, we continually test variations of direct mail solicitations to drive higher customer response rates.

Online Marketing. We formed a dedicated Internet group in late 2003 to market our programs and services and expand our reach online. In 2005, we recorded over 1.1 million new members through online membership acquisition programs as compared to 400,000 new members in 2004 and 200,000 new members in 2003. We are pursuing new marketing partnerships (e.g. online retailers, travel providers, and service providers), expanding relationships with traditional affinity partners via the Internet (notably financial institutions who allow us to market to their online banking customers), and marketing directly to consumers. We use click-through advertising, search and email marketing techniques to enhance our online customer acquisitions and expect to significantly increase our use of these techniques.

In-Branch Marketing. In-branch marketing is the primary distribution medium for our package enhancement programs. In-branch marketing utilizes a variety of promotional and display materials at our affinity partners’ branches to create interest and drive program inquiries. Affinity partner representatives coordinate sales with the opening of new accounts. We also train affinity partners’ branch personnel in sales techniques for our programs.

Live Operator Inbound Telemarketing (“Transfer Plus” and “Customer Service Marketing”). Transfer Plus is a live-operator call transfer program which operates from affinity partner call centers, and has proven successful in converting customer service calls into revenue opportunities. In Transfer Plus, qualified callers of an affinity partner are invited to hear about a special offer, and those callers who express interest in that offer are transferred to us to hear more about the product. Customer Service Marketing is similar to Transfer Plus, however, the affinity partner’s call center agent continues with the sales process instead of transferring the call to our vendor. This program is easy to implement and we handle all training and promotions. It also provides a no-cost employee retention program for our affinity partners as agents earn cash/awards from us for every call transferred.

Outbound Telemarketing. We use extensive modeling to target calling efforts to likely responders. Calls are fully scripted, and our representatives market only to those who are interested in hearing about our programs. Our outbound telemarketing programs are designed to comply with the “Do-Not-Call” Registry and other privacy legislation.

Call-to-Activate/Voice Response Unit. When a consumer contacts an affinity partner’s call center to activate a credit or debit card, the automated voice response system offers our product while the customer is waiting for, or after the completion of, the activation. The consumer then has the opportunity to accept or decline the offer.

This low-cost marketing program is easy to implement and the call-to-activate technique generates significant revenue streams.

We utilize financial models that are designed to target and predict returns over a five-year period for membership and a seven year period for insurance programs. These models are used to determine the minimum response rate required to attain a targeted return per newly acquired member net of attrition given an appropriate cost of capital. Our marketing systems model individual campaigns across multiple media and product offerings utilizing extensive data, customer contacts and results of over 46,000 marketing campaigns conducted over the last decade. We typically target a minimum profitability return after all costs for all marketing campaigns for our membership and insurance operations.

Programs and Services

Membership Operations. Through our Trilegiant operations, we market various private-label club memberships and services to individuals in North America, primarily through joint marketing arrangements with our affinity partners. The membership programs offer members discounts on many brand categories along with shop-at-home convenience in such areas as retail merchandise, travel, automotive and home improvement, as well as other benefits and value-added services in the growing area of credit monitoring and identity-theft resolution services, which are intended to improve the member’s sense of security and well-being.

Our principal membership programs include:

Program	Description	Key Features
	Access and monitoring of credit report, credit score and credit history to help prevent identity-theft	Triple-bureau reporting Credit monitoring Identity-theft insurance

	Credit card and document registration	Cancellation / replacement of credit cards with fraud liability; sales price and return guarantee protection Emergency cash advance and airline ticket replacement

	Discount travel service program offering a low-price guarantee on booking airline, hotel and car rental reservations	5% cash back; 24/7 full service travel agency

	Discount shopping program offering savings of 10%-50% off manufacturers’ suggested retail price on brand name consumer products	200% low price guarantee for 60 days; automatic 2-year warranty on most items 3.5% cash back on online orders
	Discount program with preferred prices on new cars and discounts on maintenance, tires and parts	Emergency roadside assistance for up to 3 times per year Up to 15% in service center network savings

	Discount program offering savings on dining, shopping, hotels, and admission to individual and family-oriented leisure activities	Coupon book with entertainment, shopping and dining savings from over 20 national partners. Clip and save coupons from national retailers and entertainment locations. Regional dining card offering 20% discount at over 12,000 U.S. restaurants

	Discount program offering savings on home improvement and repair	Up to 50% discount on over 50,000 items from over 1,200 brand name manufacturers 60-day low price guarantee

	Customer service that extends manufacturers’ warranties	Automatic five-year warranty extension 20%–50% repair cost protection New purchase price protection for 60-90 days

	Discounts on a variety of health-related programs and services	5%-25% discounts off fees at 260,000 physician specialists 5%-40% discounts on prescriptions, dental, vision, hearing and preventive care

	Insurance coverage service for breakdowns of household systems and appliances	24-hour, 365-day coverage with repair service network of over 20,000 pre-screened service professionals

In 2005, more than 44% of our membership programs’ members joined as a result of direct mail marketing. Other forms of marketing include our growing online initiatives, as well as telemarketing, customer service marketing and call-to-activate/voice response unit marketing. In general, membership programs are offered on a retail basis in which customers pay us an annual or monthly membership fee. In return, we pay our affinity partners commissions on initial and renewal memberships based on a percentage of the membership fees. We also offer our services under wholesale arrangements in which our affinity partners incur the marketing expense and risk of campaign performance and pay us a monthly fee and other fees for the administration and fulfillment of their membership programs. While it is a relatively small component of our business at present, we expect wholesale arrangements to be an increasingly larger component of our membership operations in the future.

Insurance and Package Operations. Through our Progeny operations, we market our insurance and package enhancement programs in the U.S. In our insurance operations, we serve as an agent and third-party administrator for the marketing of AD&D and other insurance programs. We offer four primary insurance programs that pertain to supplemental health or life insurance. These programs, including AD&D, represent our core insurance offerings and the majority of our annual insurance revenue.

Our principal insurance programs include:

Product	Description	Key Features
	Provides coverage for accidental death or serious injury	$1,000 initial complimentary coverage; up to $300,000 in additional coverage

	Pays cash directly to the insured if hospitalized due to a covered accident	Up to $200 per day hospitalized

	Pays cash to insured or beneficiary for hospitalization due to a covered accident or illness	Choice of $50 or $100 per day hospitalized

	Provides coverage for accidental death	Up to $1,000,000 in accidental death insurance

We market our insurance programs primarily by direct mail and otherwise by telemarketing. We typically use retail arrangements with our affinity partners when we market our insurance programs to their customers. We earn revenue in the form of commissions from premiums collected as well as from economic sharing arrangements with the insurance carriers that underwrite the policies that we market. While these economic sharing arrangements have a loss-sharing feature that would be triggered in the event that the claims made against an insurance carrier exceed the premiums collected over a specified period of time, historically, we have never had to make a payment to insurance carriers under such loss-sharing feature.

We believe we are the largest distributor of checking account package enhancement programs in the U.S. We provide our affinity partners with a portfolio of over 45 benefits in such areas as travel and shopping discounts, insurance and identity-theft resolution to create customized package offerings for their customers. For example, a financial institution can bundle retail checking enhancements such as grocery coupon books, medical emergency data cards, movie ticket discounts, telephone shopping services, car rental discounts, half price hotel directories, hotel savings, dining discounts, and other benefits, with a standard checking or deposit account and market these packages to its customers for an additional monthly fee.

Product	Description	Key Features
	Package of benefits tied to customer checking accounts in the U.S.	Broad array of features includes shopping, travel, and security benefits

	Package of benefits focused on office management and business discounts	Business services and solutions

	Health savings package includes discounts on prescriptions, dental & vision care and AD&D insurance	Health-oriented programs

A customer service representative at an affinity partner’s branch site or via direct mail solicitation offers package enhancement programs to checking account, deposit account and credit card customers at the time of enrollment. We typically offer package enhancement programs, such as Enhanced Checking, under wholesale arrangements where we earn an upfront fee for implementing the package enhancement program and a monthly fee based on the number of customers participating in the program. We typically offer Small Business Solutions and Wellness Extras programs on a retail basis.

International Operations. Through our Cims operations, we market our membership and package enhancement program lines internationally. We believe we are the largest marketer of membership programs and package enhancement programs in Europe. These membership services and package enhancement programs are offered under retail and wholesale arrangements comparable to those in the U.S.

Our principal international membership programs include:

Product	Description	Key Features

Sentinel Card Protection	Protection for all credit and debit cards against loss or theft	Assistance services including change of address and luggage and key retrieval Emergency services including medical, airline ticket replacement and hotel bill payment

Sentinel Lock & Key	Lockout and key retrieval/replacement services	Gain access to homes, office and vehicles 24 hour locksmiths 24 hour vehicle transportation Key retrieval services for lost / stolen keys

Privacy Guard	Access to and monitoring of credit report, credit score and credit history to help prevent identity-theft	Triple-bureau reporting Credit monitoring Identity-theft insurance

Our principal package enhancement program, Cims Rewarding Relationships, is marketed through our financial institution affinity partners and provides a package of a broad array of benefits, including shopping, travel and security, to checking account customers in Europe. We also intend to launch other membership programs such as Buyers Advantage, Travelers Advantage, PC Safety Plus and Leisure Time in the U.K., and eventually throughout Europe.

Loyalty Operations. We manage loyalty solutions operations through TLS, which is a process outsourcer for points-based loyalty programs such as the General Motors reward programs and Cendant’s Trip Rewards Program. We believe we are a leader in online points redemption as we manage approximately 125 billion points for our customers. TLS’ loyalty program is a private-label, customizable, full-service rewards solution that consists of a variety of programs that are offered on a stand-alone and/or bundled basis depending on customer requirements. We typically charge a per-member and/or a per-activity administrative fee to clients for our services and do not retain any points-related liabilities.

The following table illustrates the services provided to TLS’ clients:

Service	Description

Program Design	Establishes parameters for earning, redeeming, fulfilling, communicating, and analyzing points

Program Management	Provides loyalty industry research, including consumer behavior and competitive program trends across various industries

Technology Platform	Scalable, customizable and flexible proprietary loyalty accounting and data management platform to meet partners’ needs over the life of the programs

Rewards Fulfillment	Ownership of vendor management, inventory and fulfillment of program rewards Works directly with over 140 vendors to obtain rewards and provides loyalty partners with access to more than 20,000 available merchandise SKUs (stock keeping units)

Points Administration	Track and maintain customer account records and customer activities upon which point awarding business rules are based

Customer Experience Management	Provides a full-service, in-house contact center as an extension of the partner’s existing contact center

Program Communications	Produces HTML-based email newsletters and surveys which increase readership and are typically less expensive than direct mail campaigns for these programs Hosts many of its partners’ loyalty websites

Performance Monitoring	Provides internal and external access to its data warehousing environment, including a dashboard of critical program performance metrics and allows for standard and ad-hoc reporting

TLS also provides credit card enhancements, such as travel insurance and concierge services. The enhancement program line, which has been offered by us for approximately 20 years, features both convenience (such as concierge service) and protection (such as travel accident insurance) programs. The programs are sold wholesale to our partners, who then provide the programs at no cost to their customers as an added value of doing business with them. Historically, these programs have been predominantly offered within the financial services industry as credit card enhancements.

Affinity Partners

We are able to market our value-added programs and services by utilizing the brand names, customer contacts and billing vehicles of our affinity partners. Our diversified base of affinity partners includes approximately 4,500 companies in a wide variety of industries, including financial services, retail, travel, telecommunications, utilities and Internet. Select partners include JPMorgan Chase, Bank of America, HSBC, Royal Bank of Scotland, Lloyds TSB, Société Générale, Swedbank, Wells Fargo, Washington Mutual, PNC, Federated Department Stores, Saks, Choice Hotels, GMAC, Countrywide, Orbitz and Columbia House.

Our two largest affinity partners, JP Morgan Chase and Bank of America, accounted for 13.6% and 10.7%, respectively, of total revenues for the year ended December 31, 2005. Typically, our agreements with our affinity partners for the marketing and servicing of our retail membership products are for fixed terms which automatically renew and may be terminated upon at least 90 days written notice. While we generally do not have continued marketing rights following the termination of any such marketing agreements, the vast majority of our marketing agreements allow us to extend or renew existing memberships and bill and collect associated membership fees following any termination. While we usually do not have rights to use affinity partner branding in new marketing following termination of a marketing agreement, the products we provide to members are either our standard products which do not require our affinity partner’s branding, or are co-branded products where we typically have the ability continue to service as co-branded products. Generally, our affinity partners agree not to solicit our members for substantially similar services both during the term of our agreement and following any termination thereof.

Membership Operations. We have approximately 300 affinity partners in multiple industries. Our membership affinity partners include 16 of the top 20 U.S. credit card issuers, 8 of the top 20 U.S. debit card issuers, 8 of the top 20 U.S. retail card issuers, 10 of the top 15 U.S. oil card issuers, and 7 of the top 10 U.S. mortgage companies. Some of our largest affinity partners, such as JPMorgan Chase and Bank of America, have been marketing with us for over 10 years. Marketing to the customers of our largest U.S. affinity partner resulted in approximately 20.1% of our U.S. membership revenue in 2005. Marketing to the customers of our top 10 U.S. affinity partners resulted in a total of approximately 79.4% of our U.S. membership revenue in 2005.

Insurance and Package Operations. Our insurance affinity partners consist of approximately 4,000 financial institutions including national financial institutions, regional financial institutions and credit unions. Marketing to the customers of our top 10 affinity partners resulted in a total of approximately 37.2% of our gross insurance revenue in 2005. Our package enhancement affinity partners are comprised of over 2,500 national financial institutions, regional financial institutions and credit unions. Marketing to the customers of our top 10 U.S. affinity partners resulted in a total of approximately 28.7% of our U.S. package enhancement revenue in 2005. In addition, we have held the endorsement of the American Bankers Association regarding account enhancement programs in the U.S. for over 15 years.

International Operations. Our international affinity partners include some of Europe’s most prominent retail banks, including 14 of the top 20 European retail banks on the package side, with 4 of these banks included within the top 10 European retail banks on the membership side. Additionally, we own a 50% investment in Cims South Africa, a joint venture that offers, in South Africa, wholesale package enhancement programs similar to those offered in Europe.

Customers

As of December 31, 2005, we had approximately 70 million members and end-customers worldwide. We currently offer our programs and services to our consumers through our approximately 4,500 affinity partners as of March 31, 2006. We market to consumers using direct mail, online marketing, in-branch marketing, telemarketing and other marketing methods.

Membership Operations. As of December 31, 2005, we had approximately 13.6 million members in the U.S. We target customers of our affinity partners who are willing to pay a fee to gain access to a multitude of discount programs or who want to improve their sense of security and well-being. Our focus is on maximizing revenue and profitability per member over a five-year period, rather than the number of active members in our programs. As a result, we continually strive to target customers that are willing to pay more for value-added products with higher margins such as consumer protection programs and services that offer peace-of-mind benefits.

Insurance and Package Operations. As of December 31, 2005, we had approximately 32 million insurance end-customers in the U.S. We rely on access to our affinity partners’ large customer bases to market our insurance programs. The insurance programs we market, such as AD&D, provide customers with peace of mind benefits should they suffer a serious loss or injury.

As of December 31, 2005, we had approximately 7.2 million end-customers through approximately 2,500 financial institutions in our U.S. package operations. Financial institutions utilize our package programs to increase customer affinity, increase response and retention rates, and generate additional fee income.

International Operations. As of December 31, 2005, we had approximately 16.7 million international package end-customers and approximately 2.2 million membership members in 11 countries, primarily in Europe.

Loyalty Solutions. In our TLS operations, we currently work with approximately 100 clients on their loyalty and enhancement programs. These clients include leading financial institutions, brokerage houses, premier hotels, timeshares and other travel-related companies. We provide points-based loyalty programs and benefit package enhancement programs that they in turn offer to their customers. Many of the principal TLS client agreements have a term of at least two years and typically a per member and/or a per activity administrative fee is charged to clients for our services.

Third-Party Vendors

We partner with a large number of third-party vendors to provide fulfillment of many of our programs and services. Generally, our key relationships with these vendors are governed by long-term contracts. As we have a large number of vendors, we are generally not dependent on any one vendor and have alternative vendors should we need to replace an existing vendor. We believe we have very good relationships with our vendors who value their relationship with us, as we are able to provide them with access to a large customer base through our affinity partners, many of whom are leaders in their industry. In addition, because we purchase large volumes of programs and services across our various businesses, we are able to achieve significant price discounts from our vendors.

Membership Operations. We partner with a variety of third-party vendors to provide services, benefits and fulfillment for many of our membership programs. Our largest supply-side relationships in membership fulfill PrivacyGuard. Additionally, Travelers Advantage Service, Inc. (“TAS”), a full service travel agency which was transferred to us by Cendant, has been integrated into our business and is the primary supplier for our Travelers Advantage program. We believe that TAS is one of the ten largest leisure travel agencies in North America.

Insurance and Package Operations. The Hartford, Inc. (“The Hartford”) is our primary carrier for the majority of our insurance programs. The Hartford is one of our largest suppliers across all divisions. Despite the strong relationship, our contractual relationship with The Hartford is non-exclusive. Other insurance underwriters that we have a contractual relationship with include American International Group and the Chubb Group. We also have insurance policies written to certain credit unions’ clients underwritten by the Fortis Companies (“Fortis”). However, we have terminated the Fortis relationship and are in the process of converting the credit union block historically serviced by Fortis to The Hartford.

Our package enhancement programs combine both insurance and membership programs to create a unique enhancement package that our affinity partners provide to their customers. Generally, programs include AD&D insurance and travel discounts that are supplied by our membership and insurance suppliers.

International Operations. Cims partners with a variety of third-party vendors to provide services, benefits, fulfillment and delivery for some of our programs and services offered to the customers of our affinity partners. Our largest supplier across the Cims business is RCI, a subsidiary of Cendant. RCI provides full-service travel agency services to Cims in a number of our markets and for a number of affinity partner relationships. In addition, Cims also has key supplier relationships with a third party for its benefits related to sports and entertainment events. Cims also uses third-party suppliers for its print and fulfillment operations.

Loyalty Operations. TLS acts as a business process outsourcer for points-based loyalty programs and provides enhancement benefits to credit card issuers. While many of the services TLS provides are supplied in-house as a result of TLS’ proprietary technology platform and program design support, third-party suppliers are used to fulfill the benefit enhancements. These benefit enhancements are supplied by our membership and insurance suppliers.

Program Development

Program development is integral to our ability to maximize value from each of our programs. In developing our programs, we focus on maximizing margins and revenue, leveraging marketplace trends and maximizing loyalty, with a continued emphasis on the needs of the consumer. Developing new programs involves the creation of test programs and feasibility studies to evaluate their potential value if implemented, as well as bundling existing programs and benefits into new packages such as SecureAll, Wellness Extras and the Elite Excursions programs. In our membership operations, we focus on improving profitability by enhancing our portfolios of products. In our insurance operations, we are developing hybrid insurance programs that bring together insurance and membership benefits. A number of new programs were introduced in 2004 as well as in 2005, including a home warranty program and a coupon and gift card program. Programs that we are testing and intend to introduce in 2006 include “vineyard direct,” a wine club, earnings guard disability insurance, and a significantly enhanced version of PrivacyGuard. Elite excursions has tested well and is expanding across a number of affinity partners, as has enhanced AD&D and our enhanced Hospital Accident Protection.

Operations

Our operations group provides operational support for marketing campaigns across our U.S. operations and is in the process of implementing a similar structure for our international operations. It also manages our internal and outsourced contact centers, as well as certain key third-party relationships. The group is charged with improving cost performance across our operations, including increased outsourcing, while enhancing revenue and bottom-line profitability through increased customer satisfaction and retention.

Processing

The processing responsibilities of the operating group can be divided into (i) enrollments, (ii) fulfillment packages, (iii) billing, (iv) merchandise delivery, and (v) travel fulfillment.

Enrollments. Enrollment information is sent to us through a variety of different media, including mail, electronic file transfer from affinity partners, telemarketing vendors and the Internet. Average turnaround time from receipt to enrollment is 24 hours. On average, approximately 400,000 mail enrollments are processed per month at our Trumbull, Connecticut facility and 320,000 monthly electronic file transfer enrollments are sent from our telemarketing operations, which are processed in both our Trumbull, Connecticut and Franklin, Tennessee facilities. On average, approximately 300,000 enrollments are processed monthly from our Cims European sites. Of these total enrollments, most are processed electronically. On average, approximately 95,000 enrollments are processed each month through the Internet (online).

Fulfillment Packages. Fulfillment packages, which include enrollment materials and premiums (e.g., gift cards, coupons, MP3 players) sent to customers via mail and electronically, are produced in almost 8,000 combinations for membership, insurance and package enhancement programs. Fulfillment transactions are generally sent to the appropriate fulfillment vendor by 5 a.m. the next business day following receipt of the order for purchase. Physical fulfillment in North America is completed by our facility in Franklin, Tennessee or by outsourced vendors. Physical fulfillment in Europe is completed in five locations across Europe and totals around 12 million pieces per year. Approximately 95% of the pieces are completed by third-party vendors with only 5% being completed in-house by Cims employees. Increasingly, we use electronic delivery of membership materials and fulfillment packages, which drives further cost reductions.

Billing. We have the ability to accept a variety of different account types, including Visa (debit and credit), MasterCard (debit and credit), American Express, Discover, oil and retail company proprietary cards, mortgage loans and checking and savings accounts. Domestically, we process more than 150 million billing transactions each year for our membership, insurance and package programs. We use both generic and direct processing methods and work closely with a variety of payment processors and our affinity partners to maximize our ultimate collection rates.

Merchandise Delivery. We maintain a virtual inventory for our shopping programs of approximately 50,000 items, covering more than 1,000 brands sourced through a best-in-class direct-ship network of over 200 third-party vendors. We manage the process of customers purchasing these products but we outsource delivery logistics to back-end suppliers. While we manage the fulfillment process, we generally do not take ownership or physical possession of any of the products being delivered. By pooling the purchasing power of our membership programs and other programs, including TLS’ loyalty programs, we achieve significant price reductions on the products we offer, and deliver substantial value to our customers. Merchandise sales between our merchandise vendors and members of 642,723 units totaled $28.8 million in 2005, of which $2.3 million is included in our 2005 pro forma net revenues. Approximately 60% of these sales were made via the Internet or electronic file, with the rest coming through the contact centers. Shoppers Advantage members account for 49%, TLS programs account for 20% and gift card transactions account for the remaining 31% of customer sales.

Travel Fulfillment. TAS, our full-service travel agency, is dedicated primarily to servicing our customers, however, it also provides travel agency services to Resort Condominiums International, LLC, Lodging.com, Neat Group, and CheapTickets.com, each of which is an affiliate of Cendant. We believe that TAS is one of the ten largest leisure travel agencies in North America.

TAS travel consultants use Cendant’s Galileo International GDS booking system, which offers 683 airlines, 24 car rental companies, 59,000 hotel properties, Amtrak, VIARail (Canada) and 13 national rail systems. This system provides us with access to online fares on the six network carriers covering 80% of available itineraries, electronic ticketing capability on 65 air carriers from 53 countries (more than any other GDS). Because TAS takes bookings primarily for its members, TAS is able to shift share from one travel vendor (airline, hotel, car rental, etc.) to another depending on which is more advantageous to us. Reservation and support services are provided by a combination of internally managed call centers, outsourcing relationships, and over ten branded websites.

Contact Call Centers

Our contact call centers provide high-quality, predominantly inbound telemarketing service and retention support. We are committed to using internally managed and outsourced contact call centers to effectively handle peak service levels while achieving a semi-variable cost structure. Currently, 16 facilities handle the volume, 9 of these are internally managed (4 in North America and 5 in Europe) and 7 are outsourced. One outsourced center was closed on May 13, 2006.

Our contact call centers handle approximately 27 million customer contacts per year, 14 million of which are related to membership programs and the rest spread relatively evenly across insurance, package, travel reservation, loyalty and international. The contact call centers provide a primary point of interaction with our customers, driving customer satisfaction, retention and ultimately, profits. To this end, we are focused on developing expertise to improve service levels and to set the necessary quality benchmarks to keep third-party vendors performing at high levels. At the same time, we have reduced our internally managed contact call centers and increased the use of outsourcers, producing significant cost reductions and an improved variable cost structure.

Competition

Our competitors include any company seeking direct and regular access to large groups of customers through any affinity-based direct media contact. Our programs and services compete with those marketed by financial institutions and other third parties who have affinity relationships with our competition, including large, fully integrated companies that have financial, marketing, legal, and product development resources that are greater than ours. As a whole, the direct marketing services industry is extremely fragmented, with over 5,000 providers of various services. Most of these companies are relatively small and provide a limited array of programs and services. In general, the competition for the consumer’s attention is intense, with a wide variety of players competing in different segments of the direct marketing industry. More specifically, competition within our business lines comes from companies that vary significantly in size, scope, and primary core competencies.

Membership Operations. The membership services industry is characterized by a high degree of competition. However, strong and established relationships with affinity partners can mitigate the impact of competition. Participants in this industry include other membership services companies, such as Vertrue Incorporated (formerly known as MemberWorks Incorporated) (“Vertrue”) and Intersections, as well as large retailers, travel agencies, insurance companies and financial service institutions.

Insurance and Package Operations. Participants in the U.S. in the direct marketing of insurance programs include Aegon Direct Marketing Services, Coverdell (a unit of Vertrue), AIG and UnumProvident.

The U.S. package enhancement operation faces competition from both similar direct marketing companies and financial institutions that choose to provide package enhancement programs in-house. Some of the direct marketers that participate in this space include Sisk, Generations Gold, Econocheck and Strategy Corp.

International Operations. In Europe, key competitors in the package enhancement business include Card Protection Plan Ltd., St. Andrews, a wholly-owned subsidiary of Halifax Bank of Scotland, Carlson Marketing Group, Cauldwell Group, Nectar Rewards and Airmiles in the U.K., Societe de Prevoyance Bancaire in France, Europe Assistance in Italy, and Sreg and DSV Group (the savings banks’ cooperative) in Central Europe. On the membership side of the business, participants include other membership services companies, as well as large retailers, travel agencies, insurance companies and financial service institutions.

Loyalty Operations. Participants in the loyalty arena provide in-house rewards programs and utilize third-party providers. Such third-party providers design, market and manage rewards-based loyalty programs for businesses that either have no desire to manage such a program or lack the core competencies necessary to compete in the industry effectively. Key industry participants include Maritz Loyalty Marketing, Carlson Marketing Group and Enhancement Services Corporation.

Information Technology

Our information technology team, comprised of over 382 employees worldwide, operates and supports over 150 of our individual applications. Membership, package and insurance programs and services are distributed through a multiple media approach, which allows us to interface with our affinity partners’ customers in a variety of ways to enhance file penetration in a cost effective manner. Our systems are able to manage marketing campaigns across all media. Servicing and subscription requests are processed through a workflow and messaging interface with our vendors and are stored within the subscriber management platform. This framework allows us to keep a virtual inventory of programs and services, as well as store customer information for future marketing data mining. Customer servicing and billing information are fed into the financial ledger and business intelligence platform for billing and future marketing analysis.

Intellectual Property

We own or have licenses to use a large number of patents relating to a significant number of programs and processes. We also have certain significant trademarks including, but not limited to Trilegiant, Progeny, Cims, Trilegiant Loyalty Solutions, PrivacyGuard, Hot-Line, Travelers Advantage, Shoppers Advantage, AutoVantage, CompleteHome, Buyers Advantage, HealthSaver, NHPA, Enhanced Checking, Small Business Solutions and Wellness Extras. We use our trademarks in the marketing of our services and program offerings. We renew our trademarks on a regular basis. No individual patent or trademark is considered to be material to our business; however our overall portfolio of patents and trademarks are valuable assets.

Employees

We employed approximately 3,000 people as of December 31, 2005, of which 77% were located in North America and the remaining 23% were in our international operations. As a result of ongoing integration, rightsizing and outsourcing initiatives, we have realized significant headcount reductions, with headcount decreasing from approximately 5,100 employees in 2002 to approximately 3,000 employees as of December 31, 2005. Except for four of our employees in Italy who are members of Confederazione Generale Italiana Lavoro, none of our employees are members of, or are represented by, any labor union or other collective bargaining organization. We believe relationships with our employees are generally satisfactory.

Governmental and Regulatory Matters

The direct marketing industry is subject to U.S. federal and state regulation as well as regulation by foreign authorities in foreign jurisdictions. Certain regulations that govern our operations include: federal, state and foreign marketing laws; federal, state and foreign privacy laws; and federal, state and foreign insurance and consumer protection regulations. Federal regulations are primarily enforced by the FTC and the FCC. State regulations are primarily enforced by individual state attorneys general. Foreign regulations are enforced by a number of regulatory bodies in the relevant jurisdictions.

Federal and State Marketing Laws. The FTC and each of the states have enacted consumer protection statutes designed to ensure that consumers are protected from unfair and deceptive marketing practices. We review all marketing materials disseminated to the public for compliance with applicable FTC regulations and state marketing laws. In 2003, the FTC amended its Telemarketing Sales Rule to, among other things, establish a National “Do-Not-Call” Registry. As of December 2005, the “Do-Not-Call” Registry included 112 million phone numbers. To comply with the rule, prior to conducting outbound telemarketing, companies are required to match their call lists against the “Do-Not-Call” Registry to remove the names of consumers who requested not to be called. In addition, the amended Telemarketing Sales Rule requires additional disclosures and sales practices for goods and services sold over the phone. When these regulations went into effect, we began to match our call lists with the “Do Not Call Registry” and modified our telemarketing scripts so that they are designed to comply with the rule. These changes have not significantly affected our results, but may do so in the future.

Federal Privacy Laws. GLB includes provisions to protect consumers’ personal financial information held by financial institutions. GLB places restrictions on the ability of financial institutions to disclose non-public personal information about their customers to non-affiliated third parties and also prohibits financial institutions from disclosing account numbers to any non-affiliated third parties for use in telemarketing, direct mail marketing or other marketing to consumers. We have implemented privacy solutions across our businesses designed to comply with this privacy law.

State Privacy Laws. In addition to federal legislation, some states are considering or have passed laws restricting the sharing of customer information. As an example, SB 1 places restrictions on financial institutions’ ability to share the personal information of their California customers. We have established a privacy solution that is designed to comply with the requirements of SB 1.

Domestic and International Insurance Regulations. As a marketer of insurance programs, we are subject to state rules and regulations governing the business of insurance including, without limitation, laws governing the administration, underwriting, marketing, solicitation and/or sale of insurance programs. Domestically, the insurance carriers that underwrite the programs that we sell are required to file their rates for approval by state regulators. Additionally, certain state laws and regulations govern the form and content of certain disclosures that must be made in connection with the sale, advertising or offer of any insurance program to a consumer. We review all marketing materials disseminated to the public for compliance with applicable insurance regulations. We are required to maintain certain licenses and approvals in order to market insurance programs. Further, in our international operations, we are regulated by various national and international entities, including the UK Financial Services Authority (“FSA”), in the sale of insurance programs. The FSA is responsible for enforcing the Financial Services and Markets Act 2000 which, among other things, implements the EU’s Insurance Mediation Directive.

Other Foreign Regulations. In the U.K., our direct marketing operations are subject to privacy and consumer protection regulations. These include (a) Data Protection regulation: imposing security obligations and restrictions on the use and transmission of consumers’ personal information data; (b) Privacy and Electronic Communications regulation: regulating unsolicited marketing activities carried out by telephone, fax and e-mail to users/subscribers to public electronic communication services; (c) Electronic Commerce regulation: imposing certain disclosures requirements in relation to commercial communications; (d) Distance Selling regulation: requiring information disclosure and “cooling off periods” in contracts for goods or services (other than financial services) supplied to a consumer where the contract is made exclusively by means of distance communication; and (e) Distance Marketing regulation: requiring information disclosure and “cooling off periods” in contracts for financial services supplied to a consumer where the contract is made exclusively by means of distance communication. In addition, various codes of advertising and direct marketing practice exist. Much of the U.K. regulation is based on EU directives, which apply to Cims’ operations elsewhere in the EU. We have established compliance procedures designed to comply with the requirements of these regulations.

Properties

We are headquartered in Norwalk, Connecticut in a 115,000 square foot facility that houses management offices as well as the marketing and sales operations for our largest customers. Our corporate data center is in Trumbull, Connecticut with disaster recovery operations provided by a backup site in Westerville, Ohio. Some applications are also housed in Centennial, Colorado, Slough, U.K., and Oslo, Norway. The table below lists all of our facilities as of March 31, 2006, all of which are leased.

Location	Function
U.S. Facilities

Norwalk, CT	Global Headquarters
Trumbull, CT	Call Center/Data Ops Center/Mail Operations/Data Capture
Dublin 1, OH	Software Development
Dublin 2, OH	Software Development
Westerville, OH	Call Center
Richmond, VA	Call Center and ALG Corporate Office
Franklin 1, TN	Insurance & Package Sales, Marketing & Administration
Franklin 2, TN	Insurance & Package Sales, Marketing & Administration
Franklin 3, TN	Print Fulfillment Center
Nashville, TN	Call Center (TAS)
Centennial, CO	Software Development (TAS)

International Facilities

Antwerp, Belgium	Sales and Marketing
Copenhagen, Denmark	Sales and Marketing
Roissy (Paris), France	Call Center
Neuer Wall, Hamburg, Germany	Sales and Marketing
Johannesburg, South Africa	Sales and Marketing
Slough, U.K.	Cims International Headquarters
Amsinckstrasse, Hamburg, Germany	Call Center
Milan, Italy	Sales and Marketing
Milan, Italy	Call Center
Oslo, Norway	Call Center
Stockholm, Sweden	Sales
Seafire Bldg., Portsmouth, U.K.	Administration
Seahawk Bldg., Portsmouth, U.K.	Administration and Call Center

We have noncancelable operating leases covering various facilities and equipment. Our rent expense, net of sub-lease receipts, for the periods from October 17, 2005 to December 31, 2005, January 1, 2005 to October 16, 2005

and for the years ended December 31, 2004 and December 31, 2003 was $3.2 million, $14.6 million, $21.7 million and $20.1 million, respectively.

Insurance

We believe we carry sufficient insurance coverage to protect us from material losses incurred by any of our operations due to an insurance recoverable circumstance.

Legal Proceedings

We are involved in claims, legal proceedings and governmental inquiries related to employment matters, contract disputes, business practices and other commercial matters. We believe that we have adequately accrued for such matters.

In April 2002, we filed and served a complaint against American Bankers Insurance Company of Florida and certain affiliates (“Fortis”) relating to Fortis’ breach of the parties’ exclusive agreement to jointly market insurance programs underwritten by Fortis. Fortis counterclaimed alleging breach of contract, breach of fiduciary duty, fraudulent inducement and breach of covenant of good faith and fair dealing. In May 2005, the Chancery Court of Tennessee found a total judgment in the amount of $16.5 million, including prejudgment interest, in our favor and a total judgment in the amount of $75.8 million, including prejudgment interest, in favor of Fortis. We believe that, among other things, damages in the amount of $42.6 million were improperly awarded to Fortis under the final judgment; accordingly, on December 13, 2005, we filed a notice of appeal. As a result of the verdict and final judgment entered, we recorded a charge of $73.7 million in 2004. As part of the Transactions, Cendant retained the liability and will fully indemnify us for all losses with respect to this matter.

From 2001 through early 2005, the Florida State Attorney General (“Florida AG”) investigated whether our sales practices were fully in compliance with Florida law and regulations. On March 7, 2005, we entered into a settlement agreement with the Florida AG’s office. Pursuant to this settlement, we agreed to pay $0.4 million to the Florida AG’s office to cover the state’s cost of the investigation. We also agreed, among other things, to make refunds to Florida consumers who complained to the Florida AG’s office during the course of the investigation and for a period of six months thereafter and to make certain disclosures in connection with our marketing to Florida consumers.

Beginning in November 2003, we received inquiries from numerous state attorneys general relating to the marketing of our membership programs. In July, 2005, the Attorneys General of California and Connecticut filed suit against us, and the Attorney General of Maine filed a notice of its intention to sue (collectively, the “AG Matters”), alleging that we used deceptive marketing practices in connection with the offering of our membership services. The complaints seek restitution, civil penalties and orders permanently barring us from engaging in the alleged practices. We may face similar suits from the other state attorneys general that inquired as to our membership programs. We are in settlement discussions with California, Connecticut, Maine and certain other states’ attorneys generals.

We are also a party to a number of lawsuits which were brought against us or our affiliates, each of which alleges to be a class action in nature and each of which alleges that we violated certain federal or state consumer protection statutes (certain of which are described below). We intend to vigorously defend ourselves against these lawsuits.

On August 9, 2005, a class action suit (the “August 2005 Suit”) was filed by Heather Nordberg, Julie Butler, Faye E. Taber and Patricia Douglas-Warden against Trilegiant Corporation, a/k/a TRL Group in the U.S. District Court for the Northern District of California, San Francisco Division. The claim asserts violations of the Electronic Funds Transfer Act and various California consumer protection statutes. On October 10, 2005, the complaint was amended to add additional claims and an additional named plaintiff. On December 19, 2005, we filed a motion to dismiss certain of the claims asserted in the case. The court, in granting our motion in part, dismissed a number of plaintiff claims. The plaintiffs filed their second amended complain on May 2, 2006. The suit seeks unspecified actual damages, statutory damages, attorneys’ fees, costs and injunctive relief.

On January 28, 2005, a class action complaint (the “January 2005 Suit”) was filed by Elizabeth A. Olson, Kenneth L. Peterson, and Jeanette C. Colyear against The Bon, Inc., FACS Group, Inc., and Trilegiant Corporation in the Superior Court of Washington, Spokane County. The claim asserts violations of various consumer protection statutes. We filed a motion to compel arbitration, which was denied by the court. We appealed the court’s decision, and the case has been stayed until the appellate court has ruled on our motion to compel arbitration.

On November 12, 2002, a class action complaint (the “November 2002 Class Action”) was filed by John O. Banks and Loretta Dulaney Arnold against Sears, Roebuck & Co., Sears National Bank, Cendant Membership Services, Inc., and Allstate Insurance Company in the Circuit Court of Alabama for Greene County alleging, among other things, breach of contract, unjust enrichment, breach of duty of good faith and fair dealing and violations of the Illinois consumer fraud and deceptive practices act. The case was removed to the U.S. District Court for the Northern District of Alabama but was remanded to the Circuit Court of Alabama for Greene County.

On January 24, 2002, a class action complaint (the “January 2002 Class Action”) was filed by Daniel Brown against Trilegiant Corporation and Trilegiant Corporation d/b/a Creditline, Inc. in the U.S. District Court for the Northern District of Alabama Western Division (the “Alabama Court”) alleging that we violated the Credit Repair Organizations Act (“CROA”) in connection with our Creditline product. On November 18, 2005, the court preliminarily approved the terms of a class-wide settlement of this case. Pursuant to the terms of the settlement, Trilegiant has provided notice to the class members via first class mail advising them of the terms of the settlement. All class members will release their claims against Trilegiant under the settlement. All class members wanting to receive benefits under the settlement were required to return a claim form post-marked by February 16, 2006 and had the option of choosing a no-cost annual membership in one of three membership programs offered by Trilegiant. In lieu of a membership program, class members could elect to receive a cash payment. The total cash payments that Trilegiant has offered to make to the class is capped at $522,250. In addition, Trilegiant will pay plaintiffs’ attorneys’ fees. On March 13, 2006 the Alabama Court signed the final order approving the terms of the settlement. The judgment became final on April 12, 2006.

On November 15, 2001, a class action complaint (the “2001 Class Action”) was filed by Carlene N. Pederson in Madison County, Illinois against Trilegiant Corporation alleging that we violated state consumer protection statutes in connection with the sale of certain membership programs. Our motions to dismiss were denied and certification of a class of consumers has been granted; the exact size of the certified class is not known at this time.

On June 8, 2004, Trilegiant Loyalty Solutions, Inc. filed suit against Maritz, Inc. (“Maritz”) in the United States District Court for the District of Delaware (Affinion Net Patents, Inc. (“Affinion Net Patents”) has now been substituted as the plaintiff). The complaint asserts infringement by Maritz of certain patents held by Affinion Net Patents. Those patents generally relate to the implementation of incentive programs using Internet webpage technology, including on-line programs that permit participants to redeem award points on-line or that award points to participants based on on-line product purchases. Trial is currently scheduled for October 2006.

We believe that the amount accrued for the above matters is adequate and the reasonably possible loss beyond the amounts accrued will not have a material adverse effect on our business, results of operations, financial condition or cash flows based on information currently available. However, litigation is inherently unpredictable and, although we believe that our accruals are adequate and we intend to vigorously defend ourselves against these matters, unfavorable resolution could occur, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Subject to certain limitations, Cendant has agreed to indemnify us for actual losses, damages, liabilities, claims, costs and expenses and taxes incurred by us in connection with certain of the matters described above. See “The Acquisition—The Purchase Agreement—Indemnities; Covenants; Other Matters.”

MANAGEMENT

Executive Officers and Directors

Set forth below is certain information concerning the individuals that are currently serving as our executive officers and/or members of our board of directors.

Name	Age	Position
Nathaniel J. Lipman	42	President, Chief Executive Officer and Director
Maureen E. O’Connell*	44	Executive Vice President and Chief Financial Officer
Robert G. Rooney	48	Executive Vice President and Chief Operating Officer
Todd H. Siegel	36	Executive Vice President and General Counsel
Thomas J. Rusin	38	Executive Vice President and Chief Revenue Officer
Steven E. Upshaw	35	Executive Vice President and Chief Executive Officer of Cims
Marc E. Becker	34	Chairman of the Board of Directors
Robert B. Hedges, Jr.	47	Director
Stan Parker	30	Director
Eric L. Press	40	Director
Eric Zinterhofer	34	Director

*	Ms. O’Connell has entered into a separation agreement with us and her employment with us will continue until September 30, 2006. See “Management—Employment and Severance Agreements.”

Nathaniel J. Lipman has served as our President and Chief Executive Officer and a director of Affinion since October 17, 2005. He was formerly the President and CEO of Trilegiant starting in August 2002. From September 2001 until August 2002, he was Senior Executive Vice President of Business Development and Marketing. He served as Executive Vice President of Business Development for Cendant Membership Services from March 2000 to August 2001. He joined the Alliance Marketing Division of Cendant in June 1999 as Senior Vice President, Business Development and Strategic Planning. Mr. Lipman was previously Senior Executive Vice President, Corporate Development and Strategic Planning, for Planet Hollywood International, Inc., from 1996 until June 1999. Prior to his tenure at Planet Hollywood, Mr. Lipman was Senior Vice President and General Counsel of House of Blues Entertainment, Inc., Senior Corporate Counsel at The Walt Disney Company and a corporate associate at Skadden, Arps, Slate, Meagher and Flom.

Maureen E. O’Connell has served as our Executive Vice President and Chief Financial Officer since January 2, 2006. She was appointed a director of Beazer Homes in May 2002 and Audit Chair in November 2002. Until October 2004, she served as President and Chief Operating Officer of Gartner, Inc. which she joined in September 2002 as Executive Vice President, Chief Financial and Administrative Officer. Prior to joining Gartner, Ms. O’Connell was the Chief Financial Officer of Barnes & Noble, Inc. since 2000. She also held similar positions at Publishers Clearing House from 1998 to 2000, BMG Direct from 1997 to 1998 and Primedia, Inc. from 1990 to 1997. Ms. O’Connell was also employed by Equitable Financial Companies from 1988 to 1990 and Cooper’s and Lybrand (now PriceWaterhouseCoopers) from 1985 to 1988. Ms. O’Connell is a Certified Public Accountant. Ms. O’Connell has entered into a separation agreement with us and her employment with us will continue until September 30, 2006. See “Management—Employment and Severance Agreements.”

Robert G. Rooney has served as our Executive Vice President and Chief Operating Officer overseeing Affinion’s operating functions and Loyalty business since January 2, 2006. From October 17, 2005 to January 1, 2006, Mr. Rooney served as our Executive Vice President and Interim Chief Financial Officer. Mr. Rooney joined us in June 2001, as Executive Vice President and Chief Financial Officer of Trilegiant. From 1999 to 2001, Mr. Rooney was Senior Vice President and Chief Financial Officer with Sbarro, Inc. and was responsible for finance, investor relations, information systems, tax and risk management. Prior to 1999, Mr. Rooney held senior positions with numerous companies in the financial and entertainment sectors, including three years as Chief Financial Officer of Imagine Entertainment. From 1978 to 1986, he was employed as a certified public accountant with Ernst & Young.

Todd H. Siegel has served as our Executive Vice President and General Counsel since October 17, 2005. Mr. Siegel joined us in November 1999 as a member of the Membership Division of the Legal Department of Cendant and most recently served as General Counsel of Trilegiant starting in July 2003. From 1997 to 1999, Mr. Siegel was employed as a corporate associate at Skadden, Arps, Slate, Meagher and Flom. From 1992 until 1994, he was employed as a certified public accountant with Ernst & Young.

Thomas J. Rusin has served as our Executive Vice President and Chief Revenue Officer since October 17, 2005, responsible for overseeing all aspects of product benefits, new product development, marketing services, sales and account management and our Internet Group. Mr. Rusin joined us in December 1999 as Product Manager in the Netmarket Group overseeing Travel Marketing and was subsequently promoted to Vice President of Travel in January 2001, Senior Vice President Consumer Saving Group with responsibility for Travel, Auto and Leisure in October 2001, and then Executive Vice President of Product Management, New Product Development in December 2003. From 1990 to 1998, he owned and operated Just for Travel Inc., a business he then sold.

Steven E. Upshaw has served as our Executive Vice President and Chief Executive Officer for Cims since October 17, 2005. Prior to this role Mr. Upshaw held the position of Executive Vice President and Managing Director for Cims in the UK and Ireland. From May 2002 until March 2004, Mr. Upshaw was senior vice president of product management for Trilegiant’s protection products in the U.S. During this time period, he was also responsible for the company’s domestic contact center operations. From January 2000 until May 2002, Mr. Upshaw served as vice president of customer retention for Trilegiant where he lead customer relationship management strategies for Trilegiant. Mr. Upshaw joined us in August 1995.

Marc E. Becker has served as Chairman of the Board of Directors of Affinion since October 17, 2005. Mr. Becker has also been employed with Apollo Management, L.P. since 1996, and became a partner of Apollo Management, L.P. and/or its investment affiliates in 1998. As a partner of Apollo, Mr. Becker is involved in the sourcing and execution of new investments, as well as the monitoring of current investments. In addition to his position at Apollo, Mr. Becker has served as an officer of certain affiliates of Apollo since 1999. Prior to that time, Mr. Becker was employed by Smith Barney Inc. within its Investment Banking division. Mr. Becker serves on several boards of directors, including National Financial Partners Corp., Quality Distribution, Inc., Metals USA Inc., United Agri Products, Inc. and UAP Holding Corp.

Robert B. Hedges, Jr. has been a director of Affinion since May 11, 2006. Mr. Hedges is also employed as a managing director at Mercatus LLC, a private equity and strategy consulting firm focused on the retail financial services marketplace. Prior to joining Mercatus LLC, Mr. Hedges was employed with Fidelity Investments where he was an executive vice president from 2003 to 2005, and with Fleet Boston from 1992 to 2002, where he held numerous positions, most recently serving as a managing director.

Stan Parker has been a director of Affinion since October 17, 2005. Mr. Parker has also been employed with Apollo Management, L.P. since 2000, and became a partner of Apollo Management, L.P. and/or its investment affiliates in 2005. As a partner of Apollo, Mr. Parker is involved in the sourcing and execution of new investments, as well as the monitoring of current investments. From 1998 to 2000, Mr. Parker was employed as an analyst at Salomon Smith Barney, Inc. Mr. Parker serves on several boards of directors, including AMC Entertainment Inc. and UAP Holding Corp.

Eric L. Press has been a director of Affinion since October 17, 2005. Mr. Press has also been employed with Apollo Management, L.P. since 1998, and became a partner of Apollo Management, L.P. and/or its investment affiliates in 1998. As a partner of Apollo, Mr. Press is involved in the sourcing and execution of new investments, as well as the monitoring of current investments. In addition to his position at Apollo, Mr. Press has served as an officer of certain affiliates of Apollo Management, L.P. From 1992 to 1998, Mr. Press was associated with the law firm of Wachtell, Lipton, Rosen & Katz specializing in mergers, acquisitions, restructurings and related financing transactions. Mr. Press serves on several boards of directors, including Metals USA, Inc. and Quality Distribution, Inc. From 1987 to 1989, Mr. Press was a consultant with The Boston Consulting Group.

Eric Zinterhofer has been a director of Affinion since October 17, 2005. Mr. Zinterhofer has also been employed with Apollo Management, L.P. since 1998, and became a partner of Apollo Management, L.P. and/or its investment affiliates in 2002. As a partner of Apollo, Mr. Zinterhofer is involved in the sourcing and execution of new investments, as well as the monitoring of current investments. From 1994 to 1996, Mr. Zinterhofer was a member of the Corporate Finance Department at Morgan Stanley Dean Witter & Co. From 1993 to 1994, Mr. Zinterhofer was a member of the Structured Equity Group at J.P. Morgan Investment Management. Mr. Zinterhofer serves on the boards of directors of Central European Media and United Media SCA.

Size and Terms of Our Board of Directors

Our board of directors currently consists of six directors. Our bylaws provide that the authorized number of directors shall be fixed from time to time by the board. Each director shall hold office until his successor is elected and qualified, or until his earlier death or resignation or removal in the manner provided in our bylaws.

Director Compensation

Each of the members of our board of directors also serves as a director on the board of directors of Holdings. Our non-employee directors receive annual compensation in the amount of $45,000 payable in equal quarterly installments, plus $2,000 for each regular or special meeting of our board of directors or board committee that they attend in person, plus an additional $1,000 for each regular or special meeting of our board of directors or board committee that they attend by teleconference. Our directors are also eligible to participate in the 2005 Stock Incentive Plan. To date, no awards to non-employee directors have been made. However our board reserves the right to make awards under the plan to non-employee directors in the future. See “Management—Executive Compensation—2005 Stock Incentive Plan.”

Committees of our Board of Directors

Our board of directors has a Compensation Committee and an Executive Committee. We do not currently have a separately-designated standing audit committee and, although as a private company we are not obligated to establish one, our board expects to establish a separately-designated standing audit committee in the near future. Until such a committee is established, the entire board is acting as our audit committee where audit committee action is required by law. Our board of directors has not made a determination as to whether or not we have an audit committee financial expert serving on our board of directors.

Compensation Committee

The current members of the compensation committee are Messrs. Becker and Press. The principal duties and responsibilities of the compensation committee are as follows:

•	to review, evaluate and make recommendations to the full board of directors regarding our compensation policies and establish performance-based incentives that support our long-term goals, objectives and interests;

•	to review and approve the compensation of our chief executive officer, the other executive officers, other officers and employees;

•	to review and make recommendations to the board of directors with respect to our incentive compensation plans and equity-based compensation plans;

•	to set and review the compensation of and reimbursement policies for members of the board of directors;

•	to provide oversight concerning selection of officers, management succession planning, expense accounts, indemnification and insurance matters, and separation packages; and

•	to prepare an annual compensation committee report, provide regular reports to the board, and take such other actions as are necessary and consistent with the governing law and our organizational documents.

Executive Committee

The current members of the executive committee are Messrs. Becker, Parker and Lipman. The principal duties and responsibilities of the executive committee are as follows:

•	to advise and counsel the chairperson of the board of directors and the president regarding Company matters;

•	to determine actions and responses to complaints regarding the conduct of directors, officers and committees, and make any findings or determinations as to the related cause;

•	to oversee our legal and regulatory compliance program;

•	to take such actions as are necessary due to their urgent or highly confidential nature, or where convening the board is impracticable, subject to certain limitations; and

•	to regularly report to the board, review the charter and take such other actions as are necessary and consistent with the governing law and our organizational documents.

SUMMARY COMPENSATION TABLE

Executive Compensation

The following table sets forth information concerning total compensation earned or paid to our President and Chief Executive Officers and each of our other four most highly compensated executive officers for the year ended December 31, 2005 (collectively, our “named executive officers”). Prior to October 17, 2005, we were a wholly-owned business of Cendant. The compensation for year ended December 31, 2004 reflects the compensation paid to the executives by Cendant.

		Annual Compensation						Long-Term Compensation
Name and Principal Position	Year	Salary($)	Bonus($)		Other Annual Compensation($)		Restricted Stock Award($)	Shares Underlying Options/ SARs Granted(#)	Long-Term Compensation Payouts(1)($)	All Other Compensation
Nathaniel J. Lipman President and Chief Executive Officer	2005 2004	430,288 409,616	5,771,250 1,414,075	(2) (3)	$24,894 14,049	(12) (13)	499,500(21) —	578,000 —	910,847 366,825	— —

Robert G. Rooney Executive Vice President and Chief Operating Officer	2005 2004	325,000 337,500	1,830,000 1,135,000	(4) (5)	15,867 3,804	(14) (15)	— —	150,000 —	601,971 156,250	— —

Todd H. Siegel Executive Vice President and General Counsel	2005 2004	250,000 233,654	2,518,438 507,441	(6) (7)	18,092 8,620	(16) (17)	—	124,440	359,004 91,580	— —

Thomas J. Rusin Executive Vice President and Chief Revenue Officer	2005 2004	256,250 230,962	1,667,714 462,800	(8) (9)	11,432 5,644	(18) (19)	— —	80,920 —	444,499 183,701	— —

Michael P. Rauscher Executive Vice President, Marketing Services	2005 2004	262,600 270,000	1,225,875 965,105	(10) (11)	14,779 —	(20)	— —	65,000 —	467,325 160,185	— —

(1)	Represents payments from three sources: (a) lapsing of restrictions on restricted stock units and the payment of certain dividends related to those units described in Note 15 (“Stock-Based Compensation”) to our financial statements included elsewhere herein and (b) cash payout of amounts under TRL Group’s long-term cash incentive program described in Note 16 (“Employee Benefit Plans”) to our financial statements included elsewhere herein.
(2)	Consists of (a) a one-time bonus of $5,100,000 paid in connection with the Transactions, (b) a discretionary bonus of $211,250 and (b) an annual bonus of $460,000 paid by the Company.
(3)	Consists of (a) a one-time bonus of $767,250 paid pursuant to a program entered into in January 2004, (b) an annual bonus of $280,000 paid by the Company and (c) a $630,000 cash distribution of the stock appreciation rights described in Note 15 (“Stock-Based Compensation”) to our financial statements included elsewhere herein.
(4)	Consists of (a) a one-time bonus of $1,275,000 paid in connection with the Transactions, (b) a discretionary bonus of $312,500 and (b) an annual bonus of $242,500 paid by the Company.
(5)	Consists of (a) a one-time bonus of $495,000 paid pursuant to a program entered into in January 2004, (b) an annual bonus of $130,000 paid by the Company and (c) a $510,000 cash distribution of the stock appreciation rights described in Note 15 (“Stock-Based Compensation”) to our financial statements included elsewhere herein.
(6)	Consists of (a) a one-time bonus of $2,300,000 paid in connection with the Transactions, (b) a discretionary bonus of $97,500 and (c) an annual bonus of $120,938 paid by the Company.
(7)	Consists of (a) a one-time bonus of $342,000 paid pursuant to a program entered into in January 2004, (b) an annual bonus of $73,861 paid by the Company and (c) a $112,500 cash distribution of the stock appreciation rights described in Note 15 (“Stock-Based Compensation”) to our financial statements included elsewhere herein.
(8)	Consists of (a) a one-time bonus of $1,450,000 paid in connection with the Transactions, (b) a discretionary bonus of $97,500 and (c) an annual bonus of $120,214 paid by the Company.
(9)	Consists of (a) a one-time bonus of $342,000 paid pursuant to a program entered into in January 2004, (b) an annual bonus of $60,800 paid by the Company and (c) a $60,000 cash distribution of the stock appreciation rights described in Note 15 (“Stock-Based Compensation”) to our financial statements included elsewhere herein.
(10)	Consists of (a) a one-time bonus of $1,000,000 paid in connection with the Transactions, (b) a discretionary bonus of $125,125 and (c) an annual bonus of $100,750 paid by the Company.

(11)	Consists of (a) a one-time bonus of $407,025 paid pursuant to a program entered into in January 2004, (b) an annual bonus of $93,080 paid by the Company and (c) a $465,000 cash distribution of the stock appreciation rights described in Note 15 (“Stock-Based Compensation”) to our financial statements included elsewhere herein.
(12)	Consists of certain perquisites provided by the Company, including (a) an automobile benefit valued at $21,900 (based on an assumed 31.45% gross up rate), (b) financial planning services valued at $2,333 and (c) the use of the Company’s jet valued at $661.
(13)	Consists of certain perquisites provided by the Company, including (a) an automobile benefit valued at $12,799 (based on an assumed 31.45% gross up rate) and (b) financial planning services valued at $1,250.
(14)	Consists of certain perquisites provided by the Company, including (a) an automobile benefit valued at $14,223 (based on an assumed 31.45% gross up rate) and (b) financial planning services valued at $1,644.
(15)	Consists of certain perquisites provided by the Company, including (a) an automobile benefit valued at $2,845 (based on an assumed 31.45% gross up rate) and (b) financial planning services valued at $959.
(16)	Consists of certain perquisites provided by the Company, including (a) an automobile benefit valued at $15,682 (based on an assumed 31.45% gross up rate), (b) financial planning services valued at $1,749 and (c) the use of the Company’s jet valued at $661.
(17)	Consists of certain perquisites provided by the Company, including (a) an automobile benefit valued at $7,685 (based on an assumed 31.45% gross up rate) and (b) financial planning services valued at $935.
(18)	Consists of certain perquisites provided by the Company, including (a) an automobile benefit valued at $9,683 (based on an assumed 31.45% gross up rate) and (b) financial planning services valued at $1,749.
(19)	Consists of certain perquisites provided by the Company, including (a) an automobile benefit valued at $5,331 (based on an assumed 31.45% gross up rate) and (b) financial planning services valued at $313.
(20)	Consists of certain perquisites provided by the Company, including an automobile benefit valued at $14,779 (based on an assumed 31.45% gross up rate).
(21)	On October 17, 2005, the Company granted Mr. Lipman an aggregate of 50,000 restricted shares of common stock of the Company at a purchase price of $0.01 per share. The valuation assumes a market price of $10 per share, based on the price of the options granted on the same date, and deducts the amount paid by Mr. Lipman for the shares.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

Individual Grants							Potential Realizable Value At Assumed Annual Rates Of Stock Price Appreciation For Option Term
Name	Number of Securities Underlying Option/SARs Granted (#)(1)		% of Total Options/SARs Granted To Employees In Fiscal Year	Exercise or Base Price ($/Sh)		Expiration Date(2)	5% ($)		10% ($)
Nathaniel J. Lipman	289,000 (Tranche A) 144,500 (Tranche B) 144,500 (Tranche C)	(3)	15.9 7.9 7.9	$ $ $	10.00 10.00 10.00	10/17/2015 10/17/2015 10/17/2015	$ $ $	1,078,519 735,187 766,255	$ $ $	2,479,707 1,782,075 1,872,503

Robert G. Rooney	75,000 (Tranche A) 37,500 (Tranche B) 37,500 (Tranche C)		4.1 2.1 2.1	$ $ $	10.00 10.00 10.00	10/17/2015 10/17/2015 10/17/2015	$ $ $	279,893 190,793 198,855	$ $ $	643,523 462,476 485,944

Todd H. Siegel	62,220 (Tranche A) 31,110 (Tranche B) 31,110 (Tranche C)		3.1 1.7 1.7	$ $ $	10.00 10.00 10.00	10/17/2015 10/17/2015 10/17/2015	$ $ $	232,199 158,281 164,970	$ $ $	533,866 383,670 403,139

Thomas J. Rusin	40,460 (Tranche A) 20,230 (Tranche B) 20,230 (Tranche C)		2.2 1.1 1.1	$ $ $	10.00 10.00 10.00	10/17/2015 10/17/2015 10/17/2015	$ $ $	150,993 102,926 107,276	$ $ $	347,159 249,491 262,150

Michael P. Rauscher	32,500 (Tranche A) 16,250 (Tranche B) 16,250 (Tranche C)		0.6 0.3 0.3	$ $ $	10.00 10.00 10.00	10/17/2015 10/17/2015 10/17/2015	$ $ $	121,287 82,677 86,171	$ $ $	278,860 200,406 210,576

(1)	The options identified in this schedule are options to purchase shares of Holdings common stock. Tranche A options were granted on October 17, 2005. Twenty percent of the options will become exercisable on each of the first five anniversaries of the grant. In the event of a sale of the Company, the options will fully vest on the 18-month anniversary of the sale, or sooner if the executive’s relationship is terminated by the Company without cause, by executive for good reason or as a result of executive’s death or disability. If the executive’s relationship with the Company is terminated by the Company without cause, by the executive for good reason or as a result of his death or disability, the options will vest as if he was employed by the Company until the second anniversary of the date of such termination. Tranche B options were granted on October 17, 2005 and become fully vested on October 17, 2013. If certain internal rates of return are realized prior to October 17, 2013, the Tranche B options will immediately vest. Tranche C options were granted on October 17, 2005 and become fully vested on October 17, 2013. If certain internal rates of return are realized prior to October 17, 2013, the Tranche C options will immediately vest.
(2)	Vested options will expire earlier if the executive terminates his relationship with us prior to the expiration date. Any unvested portion of the options will terminate upon the termination of the executive’s relationship with the Company.
(3)	Mr. Lipman’s Tranche A shares vest as described in footnote (1) but are subject to the further requirement that upon termination by the Company without cause, by Mr. Lipman for good reason or as a result of his death or disability, the options will vest as if he was employed by the Company until the second anniversary of the date of such termination, but only to the extent Mr. Lipman complies with certain contractual restrictive covenants.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-YEAR END OPTION/SAR VALUES

Name	Shares Acquired on Exercise	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End (#) Exercisable/Unexercisable	Value of Unexercised In-The-Money Options/SARs At Fiscal Year-End ($) Exercisable/Unexercisable
Nathaniel J. Lipman	— — —	— — —	0/289,000 0/144,500 0/144,500	— — —

Robert G. Rooney	— — —	— — —	0/75,000 0/37,500 0/37,500	— — —

Todd H. Siegel	— — —	— — —	0/62,220 0/31,110 0/31,110	— — —

Thomas J. Rusin	— — —	— — —	0/40,460 0/20,230 0/20,230	— — —

Michael P. Rauscher	— — —	— — —	0/32,500 0/16,250 0/16,250	— — —

Employment and Severance Agreements

Nathaniel J. Lipman. On October 17, 2005, we entered into an employment agreement with Nathaniel J. Lipman pursuant to which he serves as our President and Chief Executive Officer. The initial term of the agreement is five years from the date of the agreement, subject to automatic one-year renewals unless either party provides at least 90 days’ prior written notice to the other party of its intent not to renew the agreement. Mr. Lipman’s annual base salary is $450,000, subject to annual review and increases. Mr. Lipman is also eligible for an annual target bonus of 125% of his base salary, provided that performance objectives determined each year by the Board of Directors or its Compensation Committee are met. Mr. Lipman is eligible to receive awards under the 2005 Stock Incentive Plan described below. Mr. Lipman is not entitled to any type of severance payment in the event that we timely exercise our right not to renew his employment agreement.

In the event Mr. Lipman’s employment is terminated by us without cause or Mr. Lipman terminates his employment with us for good reason (both as defined in the agreement), he will be entitled, if he signs a general release of claims, to a lump sum payment of any unpaid annual base salary through the date of termination and any bonus earned for any fiscal year ended prior to the year in which the date of termination occurs, as well as the payment in quarterly installments commencing on the date of termination of an aggregate amount equal to 200% of Mr. Lipman’s annual base salary and target bonus. The agreement also subjects Mr. Lipman to restrictive covenants regarding nondisclosure of confidential information, nonsolicitation of employees, noncompetition, nondisparagement and proprietary rights, each during and for specified periods after his employment. The covenant not to compete extends for a period of two years after Mr. Lipman’s employment is terminated for any reason. Upon termination of Mr. Lipman’s employment for any reason, we will have the right to elect to purchase for fair market value any shares of our common stock that he then holds, except that if the termination is for cause, we may instead elect to purchase the shares for their original cost.

Maureen E. O’Connell. On December 1, 2005, we entered into an employment agreement with Maureen E. O’Connell pursuant to which she serves as Executive Vice President and Chief Financial Officer. The initial term of the agreement is from January 2, 2006 through January 2, 2008. After the initial term, the agreement is subject to automatic one-year renewals unless either party provides at least 90 days’ prior written notice to the other party of its intent not to renew the agreement. Ms. O’Connell’s annual base salary is $400,000, subject to annual review and increases. Ms. O’Connell is eligible for an annual target bonus of 75% of her base salary, provided that performance objectives determined each year by us are met. In addition, Ms. O’Connell received a signing bonus of $400,000. Ms. O’Connell is not entitled to any type of severance payment in the event that we timely exercise our right not to renew her employment agreement.

The agreement provides that in the event Ms. O’Connell’s employment is terminated by us without cause or Ms. O’Connell terminates her employment with good reason (both as defined in the agreement), she will be entitled to a lump sum payment of any unpaid annual base salary through the date of termination and any bonus earned for any fiscal year ended prior to the year in which the date of termination occurs, as well as a severance payment of 150% of base salary and target bonus payable in regular monthly installments. The agreement also subjects Ms. O’Connell to restrictive covenants regarding nondisclosure of confidential information, nonsolicitation of employees, noncompetition, and proprietary rights, each during and for specified periods after her employment. The covenant not to compete extends for a period of two years after Ms. O’Connell’s employment is terminated for any reason.

Effective July 5, 2006, we entered into a separation agreement with Ms. O’Connell pursuant to which Ms. O’Connell’s employment with us will continue until September 30, 2006. The separation agreement generally terminates Ms. O’Connell’s employment agreement and sets forth the terms of Ms. O’Connell’s remaining employment, including her duties, compensation and other benefits. Among other things, Ms. O’Connell will receive a severance payment of $360,000, less applicable withholding taxes, which will be payable in two equal installments on October 2, 2006 and April 2, 2007. Further, under the terms of the separation agreement Ms. O’Connell’s 25,000 shares of Holdings’ common stock will be repurchased for $250,000. Ms. O’Connell will continue to be subject to, among other things, the covenants not to compete and not to solicit employees for two years following the termination of her employment.

Robert G. Rooney. On June 15, 2005, we entered into an employment agreement with Robert G. Rooney pursuant to which he serves as an Executive Vice President. The initial term of the agreement is from July 2005 through June 15, 2007. After the initial term, the agreement is subject to automatic one-year renewals unless either party provides at least 90 days’ prior written notice to the other party of its intent not to renew the agreement. Mr. Rooney’s annual base salary is $325,000, subject to annual review and increases. Mr. Rooney is eligible for an annual target bonus of 50% of his base salary, provided that performance objectives determined each year by us are met.

The agreement provides that in the event Mr. Rooney’s employment is terminated by us without cause or Mr. Rooney experiences a constructive discharge of employment (both as defined in the agreement), he will be entitled, if he signs a general release of claims, to a lump sum payment of any unpaid annual base salary through the date of termination and any bonus earned for any fiscal year ended prior to the year in which the date of termination occurs, as well as a lump sum severance payment of 150% of his base salary. If we elect not to renew the agreement beyond June 15, 2007, and Mr. Rooney is terminated without cause during the twelve-month period following June 15, 2007, then the lump sum severance payment will be equal to 150% of his base salary reduced by a proportionate amount for the number of days Mr. Rooney is employed by us after June 15, 2007, with no lump sum payment required on or after June 15, 2008. The agreement also subjects Mr. Rooney to restrictive covenants regarding nondisclosure of confidential information, nonsolicitation of employees, noncompetition, and proprietary rights, each during and for specified periods after his employment. Pursuant to the Management Investor Rights Agreement, the covenant not to compete was amended and extended for a period of two years after Mr. Rooney’s employment is terminated for any reason.

Todd H. Siegel. Mr. Siegel is a party to a severance agreement with us dated May 29, 2002. In the event we or our successor terminate Mr. Siegel’s employment without cause or Mr. Siegel experiences a constructive discharge of employment, he would be entitled to receive a lump sum payment of $175,000 (or the amount of his then-current base salary, if greater than $175,000 at the time of termination) plus any earned but unpaid salary and bonus at the time of termination. Mr. Siegel’s receipt of severance benefits is conditioned upon his signing a general release of claims in favor of us and our affiliates. There is no fixed termination date for Mr. Siegel’s agreement. The agreement also subjects Mr. Siegel to restrictive covenants regarding nondisclosure of confidential information, nonsolicitation of employees, noncompetition, and proprietary rights, each during and for specified periods after his employment. Pursuant to the Management Investor Rights Agreement, the covenant not to compete was amended and extended for a period of two years after Mr. Siegel’s employment is terminated for any reason.

Thomas J. Rusin. Mr. Rusin is a party to a severance agreement with us dated November 9, 2004. In the event we or our successor terminate Mr. Rusin’s employment without cause, he will be entitled to receive a lump sum payment of $225,000 (or the amount of his then-current base salary, if higher than $225,000 at the time of termination) plus any unpaid annual base salary through the date of termination and any bonus earned for any fiscal year ended prior to the year in which the date of termination occurs. Mr. Rusin’s receipt of severance benefits is conditioned upon his signing a general release of claims in favor of us and our affiliates. There is no fixed termination date for Mr. Rusin’s agreement. The agreement also subjects Mr. Rusin to restrictive covenants regarding nondisclosure of confidential information, nonsolicitation of employees, noncompetition, and proprietary rights, each during and for specified periods after his employment. Pursuant to the Management Investor Rights Agreement, the covenant not to compete was amended and extended for a period of two years after Mr. Rusin’s employment is terminated for any reason.

Michael P. Rauscher. On September 10, 2002, we entered into an employment agreement with Mr. Rauscher. The initial term of the agreement is two years, subject to automatic one-year renewals unless either party to the agreement provides 90 days’ written notice to the other party of its intent not to renew the agreement. The agreement provides that Mr. Rauscher’s base salary is $250,000, subject to annual review and increases. Mr. Rauscher is also eligible for annual incentive compensation awards targeted at 50% of base salary. Mr. Rauscher is not entitled to any type of severance payment in the event that we timely exercise our right not to renew his employment agreement.

The agreement provides that if the Mr. Rauscher is terminated without cause or constructively discharged, he will be entitled, if he signs a general release of claims, to a lump sum payment of any unpaid annual base salary through the date of termination and any bonus earned for any fiscal year ended prior to the year in which the date of termination occurs, as well as a lump sum severance payment of 100% of base salary. Mr. Rauscher is also subject to restrictive covenants regarding nondisclosure of confidential information, nonsolicitation of employees, noncompetition, and proprietary rights, each during and for specified periods after the executive’s employment. Pursuant to the Management Investor Rights Agreement, the covenant not to compete was amended and extended for a period of two years after Mr. Rauscher’s employment is terminated for any reason.

Retention and Supplemental Bonus Letter Agreements

The named executive officers and numerous other employees of ours are parties to retention letter agreements amended through June 28, 2005. Pursuant to these agreements, the employees were entitled, upon the closing of the Acquisition, to a bonus amount that varies with each employee. The named executive officers each received their full retention bonus on October 17, 2005.

In connection with the Acquisition, management and certain other employees were entitled to use the proceeds from their retention letter agreement to purchase a specified number of shares of Holdings’ common stock. In keeping with the terms of the retention letter agreements, a specified number of any shares so purchased will be subject to forfeiture in the event that such employees resign or are terminated for cause prior to the first anniversary of the closing of the Acquisition.

The named executive officers and numerous other employees of ours are also parties to supplemental bonus letter agreements dated September 28, 2005. Pursuant to these agreements, each of these employees who were still employed by us on April 15, 2006 received a supplemental bonus amount that varied with each employee.

The total value of the amounts payable pursuant to the retention letter agreements and the supplemental bonus letter agreements is approximately $27.7 million, with the following amounts payable to the named executive officers in accordance with their terms: Mr. Lipman, $5,510,000, of which $5,100,000 was paid in 2005 and $410,000 is expected be paid in 2006; Mr. Rooney, $1,400,000, of which $1,275,000 was paid in 2005 and $125,000 is expected to be paid in 2006; Mr. Siegel, $2,400,000, $2,300,000 of which was paid in 2005 and $100,000 is expected to be paid in 2006; Mr. Rusin, $1,550,000, $1,450,000 of which was paid in 2005 and $100,000 is expected to be paid in 2006; and Mr. Rauscher, $1,100,000 of which $1,000,000 was paid in 2005 and $100,000 is expected to be paid in 2006.

2005 Stock Incentive Plan

On October 17, 2005, Holdings adopted the 2005 Stock Incentive Plan. The plan allows us to grant nonqualified non-assignable stock options and rights to purchase shares of Holdings common stock to our directors, employees, and consultants. The plan is administered by Holdings’ board of directors or its compensation committee, which has the power to grant awards under the plan, select eligible persons to receive awards under the plan, determine the specific terms and conditions of any award (including price and conditions of vesting), construe and interpret the provisions of the plan, and generally make all other determinations and take other such actions as may be necessary or advisable for the administration of the plan. Options granted under the plan are evidenced by an award agreement and must have an exercise price no less than the fair market value of a share of our stock on the date of grant. In the event of a change in control of Holdings, Holdings may, but is not obligated to, purchase then-outstanding options for a per share amount equal to the amount per share received in respect of the shares sold in the change-in-control transaction less the option price. Stock awards shall have a purchase price as determined by the compensation committee and evidenced by an award agreement accompanying the grant. The plan is unfunded and any rights to payment pursuant to an award granted under the plan shall be no greater than the right of any unsecured general creditor of Holdings. Holdings may amend or terminate the plan at any time, but no such action as it pertains to an existing award may materially impair the rights of an existing holder without the consent of the participant.

On October 17, 2005, certain of our executives received grants of options to purchase common stock of Holdings, and Mr. Lipman also received a grant of restricted shares of Holdings’ common stock. In the aggregate, these closing grants covered approximately 1.6 million shares.

The options and restricted stock are subject to time-based and performance-based vesting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Holdings owns 100% of our capital stock. The following table sets forth information regarding the beneficial ownership of Holdings’ common stock as of March 20, 2006 by (i) each person known to beneficially own more than 5% of the common stock of Holdings, (ii) each of our named executive officers, (iii) each member of the Board of Directors of Holdings and (iv) all of our executive officers and members of the Board of Directors of Holdings as a group.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

Cendant holds a warrant to purchase up to 7.5% of the common stock of Holdings, subject to customary anti-dilution adjustments. The warrant will be exercisable on or after the October 17, 2009 (or earlier, if Apollo achieves certain returns on its investment). The warrant is not currently exercisable and is not expected to become exerciseable within 60 days. On March 20, 2006, the exercise price of the warrant was $10.50, which reflects a $10 per share purchase price paid by Parent LLC for shares of Holdings’ common stock in connection with the Transactions, and a 5% quarterly increase. The exercise price will be increased by 5% on every three month anniversary of the closing, subject to certain adjustments, and will be multiplied by 2.18 if certain dividends or distributions are made on Holdings’ common stock.

In addition, Cendant holds shares of preferred stock in Holdings. The preferred stock does not entitle or permit its holder to vote on any matter required or permitted to be voted upon by holders of common stock (except as required by applicable law), entitles its holder to receive dividends of 8.5% per annum (payable, at Holdings’ option, either in cash or in kind) and ranks senior to shares of all other classes or series of stock with respect to rights upon a liquidation or sale of Holdings at a price of the then-current face amount, plus any accrued and unpaid dividends. The preferred stock is redeemable at Holdings’ option at any time, subject to the applicable terms of our debt instruments and applicable laws. The preferred stock is redeemable at Holdings’ option upon a change of control for a price equal to 101% of the then-current face amount, plus any accrued and unpaid dividends. Holdings is required to redeem the preferred stock (i) at the holder’s option upon a change of control of Holdings at a price equal to the then-current face amount, plus any accrued and unpaid dividends, (ii) in part (A) upon certain dispositions of Holdings’ equity securities held by Parent LLC, (B) if Parent LLC receives from Holdings, or its affiliates, cash or marketable securities in respect of the equity securities of Holdings it holds or (C) Holdings pays any cash dividends or makes other cash distributions on its equity securities, in each case at a price equal to the then-current face amount, plus any accrued and unpaid dividends and (iii) on the twelfth anniversary of the closing of the Transactions at a price equal to the then-current face amount, plus any accrued and unpaid dividends. The preferred stock is exchangeable, at the option of Holdings, for debt securities having economic terms no less favorable than the preferred stock.

The following table excludes the preferred stock and the common stock underlying the warrant. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Apollo Management V, L.P.(a)	27,500,000	97%
Nathaniel J. Lipman(b)	255,000	1%
Maureen E. O’Connell(c)	25,000	*
Robert G. Rooney(d)	100,000	*
Todd Siegel(e)	73,200	*
Thomas Rusin(f)	47,600	*
Michael P. Rauscher(g)	50,000	*
Robert B. Hedges, Jr.	—	*
Marc E. Becker(h)	—	*
Stan Parker(h)	—	*
Eric L. Press(h)	—	*
Eric Zinterhofer(h)	—	*
Directors and executive officers as a group (12 persons)(i)	579,000	2%

*	Less than one percent.
(a)	Consists of 27,500,000 shares of common stock owned of record by Apollo Investment Fund V, L.P. and its related co-investment partnerships (the “Apollo Funds”). The general or managing partner of each of the Apollo Funds is Apollo Advisors V, L.P. (“Apollo Advisors”), an affiliate of Apollo Management V, L.P. The address of each of the Apollo Funds, Apollo Management and Apollo Advisors is c/o Apollo Management V, L.P., Two Manhattanville Road, Purchase, New York 10577.
(b)	Includes 50,000 shares of restricted stock. Does not include 578,000 shares of common stock issuable upon exercise of Tranche A, Tranche B and Tranche C options that remain subject to vesting.
(c)	Does not include 280,000 shares of common stock issuable upon exercise of Tranche A, Tranche B and Tranche C options that remain subject to vesting.
(d)	Does not include 150,000 shares of common stock issuable upon exercise of Tranche A, Tranche B and Tranche C options that remain subject to vesting.
(e)	Does not include 124,440 shares of common stock issuable upon exercise of Tranche A, Tranche B and Tranche C options that remain subject to vesting.
(f)	Does not include 80,920 shares of common stock issuable upon exercise of Tranche A, Tranche B and Tranche C options that remain subject to vesting.
(g)	Does not include 65,000 shares of common stock issuable upon exercise of Tranche A, Tranche B and Tranche C options that remain subject to vesting.
(h)	Messrs. Becker, Parker, Press and Zinterhofer are each partners and officers of certain affiliates of Apollo. Although each of Messrs. Becker, Parker, Press and Zinterhofer may be deemed to be the beneficial owner of shares beneficially owned by Apollo, each of them disclaims beneficial ownership of any such shares.
(i)	Does not include 798,300 shares of common stock issuable upon exercise of Tranche A, Tranche B and Tranche C options that remain subject to vesting.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Purchase Agreement

The Acquisition

Overview. On July 26, 2005, we, along with our parent company, Holdings, entered into a purchase agreement with Cendant. Pursuant to the purchase agreement, on October 17, 2005, we purchased from Cendant all of the equity interests of AGLLC, and all of the share capital of AIH. The aggregate purchase price paid to Cendant was approximately $1.8 billion (consisting of cash and newly issued preferred stock of Holdings and after giving effect to certain fixed adjustments), subject to further adjustments as provided in the purchase agreement. In addition, Cendant received a warrant to purchase up to 7.5% of the common stock of Holdings.

As a result of the Acquisition, Holdings owns 100% of our total capital stock. As of December 31, 2005, (i) approximately 97% of Holdings’ common stock is owned by Parent LLC and an affiliate of Apollo with the remaining 3% owned by the management stockholders and (iii) 100% of Holdings’ outstanding preferred stock is owned by Cendant.

Indemnities; Covenants; Other Matters

Indemnification. Cendant has agreed to indemnify us, Holdings and each of our affiliates, collectively, the indemnified parties, for breaches of representations, warranties and covenants made by Cendant, as well as for other specified matters, certain of which are described below. Holdings and we have agreed to indemnify Cendant for breaches of representations, warranties and covenants made by each of us, as well as for certain other specified matters. Generally, all parties’ indemnification obligations with respect to breaches of representations and warranties (except with respect to the matters described below) (i) are subject to a $100,000 occurrence threshold, (ii) are not effective until the aggregate amount of losses suffered by the indemnified party exceeds $15.0 million (and then only for the amount of losses exceeding $15.0 million) and (iii) are limited to $275.1 million of recovery. Generally, subject to certain exceptions of greater duration, the parties’ indemnification obligations with respect to representations and warranties will survive until April 15, 2007 with indemnification obligations related to covenants surviving until the applicable covenant has been fully performed.

In connection with the purchase agreement, Cendant agreed to specific indemnification obligations with respect to the matters described below.

Excluded Litigation. Cendant has agreed to fully indemnify the indemnified parties with respect to any pending or future litigation, arbitration, or other proceeding relating to the facts and circumstances of Fortis and the accounting irregularities in the former CUC International, Inc. announced on April 15, 1998.

Certain Litigation and Compliance with Law Matters. Cendant has agreed to indemnify the indemnified parties up to specified amounts for: (i) breaches of its representations and warranties with respect to legal proceedings that (x) occur after the date of the purchase agreement, (y) relate to facts and circumstances related to the business of AGLLC or AIH and (z) constitute a breach or violation of its compliance with law representations and warranties; (ii) breaches of its representations and warranties with respect to compliance with laws to the extent related to the business of AGLLC or AIH; and (iii) the 2005 Suit and the January 2002 Class Action.

Cendant, Holdings and we have agreed that losses up to $15 million incurred with respect to these matters will be borne solely by us and losses in excess of $15 million will be shared by the parties in accordance with agreed upon allocations. We have the right at all times to control litigation related to shared losses and Cendant has consultation rights with respect to such litigation.

Other Litigation. Cendant has agreed to indemnify us for specified amounts with respect to losses incurred in connection with the 2001 Class Action. Until September 30, 2006, Cendant has the right to control and settle this litigation, subject to certain consultation and other specified limitations. Following September 30, 2006, we have the right to control and settle this litigation, subject to certain consultation and other specified limitations.

Cendant has agreed to indemnify us for specified amounts with respect to losses incurred in connection with the AG Matters. We have the right to control and settle this litigation at all times, subject to certain consultation and other specified limitations.

We will retain all liability with respect to the November 2002 Class Action and will not be indemnified by Cendant for losses related thereto.

Covenant Not to Compete. Cendant has agreed, subject to certain exceptions, not to compete with us for a seven-year period after the closing of the Acquisition in the business of providing affinity-based membership programs, affinity-based insurance programs or benefit packages as enhancements to financial institution or customer accounts, in each case, on a fee or commission basis. We have agreed, subject to certain exceptions, not to compete with Cendant for a five-year period in the non-membership based, direct to consumer online travel distribution business in a manner which utilizes any content or booking or packaging engine of Cendant or its subsidiaries made available by Cendant or its subsidiaries to us and that is competitive to Cendant’s online travel businesses.

Non-Solicitation. Cendant has agreed, subject to certain exceptions, not to solicit any employee of ours, AGLLC, AIH or their respective subsidiaries for a period of three years after the closing of the Acquisition.

Ancillary Agreements to the Purchase Agreement

In connection with the closing of the Acquisition, the parties to the purchase agreement or their respective affiliates, as applicable, expected to entered into agreements governing certain relationships between and among such parties after the closing of the Acquisition. These agreements include a consulting agreement, a securityholder rights agreement, a registration rights agreement, a management investor rights agreement, a patent license agreement, a master transition services agreement and a series of inter-company agreements governing commercial arrangements between AGLLC, AIH, Cendant or their respective applicable subsidiaries.

In addition to the purchase agreement described above, we entered into the following agreements with Apollo, management and Cendant:

Consulting Agreement

On October 17, 2005, Apollo entered into a consulting agreement with us for the provision of certain structuring and advisory services, pursuant to which we paid Apollo a fee of $20 million for services rendered in connection with the Transactions and reimbursed Apollo for certain expenses incurred in rendering those services.

The consulting agreement also allows Apollo and its affiliates to provide certain advisory services to us for a period of twelve years or until Apollo owns less than 5% of the beneficial economic interests of us, whichever is earlier. The advisory services provided to us by Apollo include ongoing advice on matters relating to the Acquisition and the Acquisition Financing as well as our investments and financial related matters of ours and our subsidiaries and affiliates. The agreement may be terminated earlier by mutual consent. We will pay Apollo an annual fee of $2.0 million for these services commencing in 2006. If we consummate a transaction involving a change of control or an initial public offering, then, in lieu of the annual consulting fee and subject to certain qualifications, Apollo may elect to receive a lump sum payment equal to the present value of all consulting fees payable through the end of the term of the consulting agreement.

In addition, in the absence of an express agreement to the contrary, we will be required to pay Apollo a transaction fee if we engage in any merger, acquisition or similar transaction. Such fee shall be equal to 1% of the aggregate enterprise value paid or provided by us. We will also agree to indemnify Apollo and its affiliates and their directors, officers and representatives for potential losses relating to the services to be provided under the consulting agreement.

Parent LLC Registration Rights Agreement

On October 17, 2005, Parent LLC entered into a registration rights agreement with Holdings pursuant to which it has certain demand and piggyback registration rights with respect to Holdings’ common stock. Under this agreement, Holdings agreed to assume the fees and expenses associated with registration. The registration rights agreement also contains customary provisions with respect to registration proceedings, underwritten offerings and indemnity and contribution rights.

Securityholder Rights Agreement

On October 17, 2005, Cendant entered into a securityholder rights agreement with Holdings and Parent LLC pursuant to which it has certain rights with respect to Holdings’ preferred stock and common stock underlying the warrants. These rights include “piggyback” registration rights, or the right for Cendant to include its shares of common stock in a registration statement if Parent LLC sells its common stock of Holdings in a registered offering, “tag-along” rights, or the right to participate on the same terms as Parent LLC in the sale of its common stock in the event that Parent LLC sells 20% or more of its shares of Holdings’ common stock, and the right to receive certain information regarding us. Under the agreement, Holdings agreed to assume certain fees and expenses associated with registration. The securityholder rights agreement contains customary provisions with respect to registration proceedings, underwritten offerings and indemnity and contribution rights.

In addition, the agreement gives “come-along” rights and a right of first refusal to Parent LLC with respect to stock of Holdings held by Cendant. A “come-along” right is the right to require Cendant to sell its shares of Holdings’ common stock on the same terms as Parent LLC if Parent LLC is selling more than 50% of its equity interests in Holdings. The securityholder rights agreement also contains customary restrictions on the transfer of Holdings’ stock by Cendant, including restrictions on transfers to competitors of Holdings and its affiliates. Finally, the agreement requires Parent LLC to purchase the preferred stock of Holdings held by Cendant in the event that Holdings is unable to meet certain redemption obligations with respect to that stock.

Management Investor Rights Agreement

On October 17, 2005, Holdings entered into a Management Investor Rights Agreement with Parent LLC and certain holders of securities of Holdings, including certain members of management. The agreement governs certain aspects of Holdings’ relationship with its securityholders. The agreement, among other things:

•	allows securityholders to join, and grant Parent LLC the right to require securityholders to join, in certain sales or transfers of shares of Holdings’ common stock to any third party prior to a qualified public offering of its common stock, following which (when aggregated with all prior such sales or transfers), Parent LLC shall have disposed of at least 10% of the number of shares of Holdings’ common stock that Parent LLC owned as of the original issue date of such shares to Parent LLC;

•	restricts the ability of securityholders to transfer, assign, sell, gift, pledge, hypothecate, or encumber, or otherwise dispose of, Holdings’ common stock or of all or part of the voting power associated with Holdings’ common stock;

•	allows securityholders, subject to mutual indemnification and contribution rights, to include certain securities in a registration statement filed by Holdings with respect to an offering of its common stock or preferred stock (i) in connection with the exercise of any demand rights by Parent LLC or any other securityholders possessing such rights, or (ii) in connection with which Parent LLC exercises “piggyback” registration rights;

•	allows Holdings and Parent LLC to repurchase, subject to applicable laws, all or any portion of Holdings’ common stock held by directors, employees, and consultants of Holdings upon the termination of their employment with Holdings or its subsidiaries or their bankruptcy or insolvency; and

•	obligates the securityholders to abide by restrictive covenants regarding nonsolicitation (during and for three years after employment), noncompetition (during and for two years after employment), and use of confidential information and proprietary rights (in perpetuity).

The agreement will terminate upon the earliest to occur of the dissolution of Holdings, the occurrence of any event that reduces the number of securityholders to one, and the consummation of a control disposition in which there is a transfer to a person or group a number of shares of Holdings’ common stock having the power to elect a majority of its board of directors.

Cendant Patent License Agreements

We have agreed to grant to Cendant a non-exclusive license to the Netcentives patents (the portfolio of patents relating to online award redemption programs) through December 31, 2006, that includes the exclusive right to enforce the patents against third parties within the field of (1) online sales, marketing and distribution of travel services and products, and (2) servicing certain airlines. Cendant has agreed to pay us a royalty for the exclusive right, in the aggregate amount of $11.25 million, which is payable in quarterly installments of $2.25 million, on each of November 15, 2005, and February 15, May 15, August 15 and November 15, 2006. On June 8, 2004, Trilegiant Loyalty Solutions, Inc. filed suit against Maritz in the United States District Court for the District of Delaware (Affinion Net Patents has been substituted as the plaintiff). The complaint asserts infringement by Maritz of certain patents held by Affinion Net Patents. Those patents generally relate to the implementation of incentive programs using Internet webpage technology, including on-line programs that permit participants to redeem award points on-line or that award points to participants based on on-line product purchases. We have retained the right to grant a non-exclusive license to Maritz for the purpose of resolving the outstanding litigation with that company. We have also agreed to grant a royalty free, non-exclusive license to Cendant to certain other patents for use in Cendant’s and its affiliates’ businesses for the duration of such patents. Cendant has agreed to issue to us a royalty free, non-exclusive license to certain other patents for use in our and our subsidiaries’ business for the duration of such patents. Cendant has also agreed to issue a royalty free, non-exclusive license to certain retained patents to the extent that it was owned by Cendant and used by us within the six-month period before the effective date of the purchase agreement.

Netcentives Patent Assignment Agreement and Patent License Agreement

On October 17, 2005, TLS, a wholly-owned indirect subsidiary of AGLLC, assigned all of its rights, title and interest in and to the Netcentives patents to (subject to the Cendant Patent License Agreement) Affinion Net Patents, Inc. (“ANP”), a wholly-owned subsidiary of Holdings. Following this assignment, ANP granted TLS a non-exclusive, royalty free license back to continue to use the Netcentives patents in the field of the marketing and sales of activities, products or services related to the administration of points-based or other loyalty programs for third parties (including affiliates) and activities, products or services related to the internal operation of points-based or other loyalty programs (the “Field”). The term of the license continues until the last to expire of the Netcentives patents. In consideration of this license, TLS will maintain the Netcentives patents, at its expense, on ANP’s behalf. In the event that TLS desires to enforce the Netcentives patents in the Field during the term, ANP and TLS will cooperate to initiate and defend such actions, subject to TLS’ control of the actions and payment of all of the related costs and expenses of ANP, and TLS shall be entitled to any proceeds arising from such actions. In the event that TLS desires to enforce the Netcentives patents outside the Field during the term, ANP may initiate and defend such actions, subject to TLS’ control of the actions, and the expenses and proceeds related to such actions outside of the Field shall be allocated between the parties based on the proportionate benefit of such actions to each party. Each of these intra-company transactions will be subject to the requirements of the Cendant Patent License Agreement described above.

Master Transition Services Agreement

On October 17, 2005, we entered into a master transition services agreement with Cendant Operations, Inc., a wholly-owned subsidiary of Cendant (“Cendant Operations”), and Cendant Europe Limited (“CD Europe,” collectively the “Cendant Parties”), pursuant to which the Cendant Parties provide certain services to us for different periods of time generally not exceeding two years from the closing of the Acquisition. These services will include Hyperion/financial services, treasury function services, information technology and telecommunication services, including help desk services. Some of the services are currently being provided by third-party vendors, who have agreed to continue to provide such services for the duration of the transition. The expense for such services was $0.4 million for the period from October 17, 2005 to December 31, 2005.

In addition, with respect to the Telecom Transport Services, we have agreed to certain minimum annual revenue commitments. As part of providing the services, the Cendant Parties will make reasonable efforts to not undertake any expenditure in excess of $30,000 without our prior consent. Also, any work product that is created specifically for us during the performance of the services shall belong exclusively to us.

Intercompany Agreements

General. AGLLC, Cims and their respective subsidiaries historically have had arrangements with Cendant and/or certain of its direct and indirect subsidiaries relating to, among other things, the marketing of certain membership programs and related data management, administration of loyalty and rewards programs, operational support (including travel agency support and software licensing), shared facilities and profit-sharing arrangements related to the marketing of certain insurance programs. On October 17, 2005, these arrangements were terminated and we have subsequently entered into new agreements with Cendant and/or certain subsidiaries that require the parties to provide services similar to those provided prior to the Acquisition. In light of the fact that the new intercompany agreements were entered into with Cendant when Apollo, not Cendant, was our controlling stockholder, we believe that the terms of the intercompany agreements were negotiated on an arm’s length basis.

Marketing Agreements. On October 17, 2005, we entered into agreements relating to the marketing of AGLLC’s membership programs with Cendant and/or its subsidiaries, including Budget Rent A Car System, Inc., Travel Link Group, Inc., Cendant Hotel Group, Inc., Trip Network, Inc., Orbitz, LLC and Resort Condominiums International, LLC. These agreements permit us to solicit customers of these parties for our membership programs through various direct marketing methods, which may include mail, telemarketing and online solicitation methods. These agreements generally provide for a minimum amount of marketing volume or a specified quantity of customer data to be allotted to the relevant party. These agreements expire on December 31, 2010 (subject to automatic one-year renewal periods) and are generally terminable by the applicable Cendant party following December 31, 2007, upon six months’ prior written notice to us. One of the agreements is also terminable by either party upon 90 days’ prior written notice to us. They are also terminable if the parties fail to agree on certain creative materials to be used in connection therewith. The payment terms of each marketing agreement differ, but generally involve the payment by us of either a fee for each call transferred under such marketing agreement, a bounty for each user that enrolls as a member of a membership program or a percentage of net membership revenues. The expense for such services was $1.4 million for the period from October 17, 2005 to December 31, 2005.

Other than non-material arrangements, these agreements provide that if a Cendant-party elects to terminate an agreement or an agreement terminates as a result of the parties’ inability to agree on creative materials prior to December 31, 2010, then the applicable Cendant-party is required to pay a termination fee based on the projected marketing revenues that would have been generated from such agreement had the marketing arrangement been in effect until December 31, 2010. The termination fee will be paid as follows: the applicable Cendant-party will be required to pay twenty-four quarterly installment payments for each quarter occurring after the applicable termination date and prior to the end of calendar year 2010.

In the event that in any quarter during the term of a material marketing agreement, any Cendant-party fails to meet the minimum amount of marketing volume, fails to provide the specified amount of customer data or breaches certain material obligations under any material marketing agreement, then such Cendant-party will have to make a shortfall payment based on a calculation of the marketing revenues that would have been derived had the applicable Cendant-party met the specified threshold. Each shortfall payment will be paid as follows: for each quarter in which a shortfall event occurs, the applicable Cendant Party will be required to pay twenty-four quarterly installment payments (subject to certain adjustments).

Loyalty Agreements. On October 17, 2005, we entered into agreements with Cendant and its subsidiaries relating to Cendant’s loyalty and rewards programs to provide services to the following Cendant parties: Cendant, Travel Rewards, Inc., Resort Condominiums International, LLC, Avis Rent A Car System, Inc. and Cendant Operations, Inc. Each of the loyalty and rewards agreements expire on December 31, 2009, subject to automatic one-year renewal periods, unless a party elects not to renew the arrangement upon six months’ prior written notice. The agreement with Avis Rent A Car System, however, allows Avis to terminate upon ninety days’ prior written notice if Avis chooses to discontinue the Avis Club Red Travel Agent Loyalty Program.

We generally charge the Cendant-party one or more of the following fees relating to these services: an initial fee to implement a particular loyalty program; a management/administration fee; a redemption fee related to redeemed rewards and a booking fee related to bookings by loyalty program members. The revenue for such services was $2.6 million for the period from October 17, 2005 to December 31, 2005.

In connection with these agreements, we formed Affinion Loyalty, LLC, a special purpose, bankruptcy remote subsidiary which is a wholly-owned subsidiary of TLS. Pursuant to the loyalty agreements, TLS has provided a copy of the object code, source code and related documentation of certain of its intellectual property to Affinion Loyalty, LLC under a non-exclusive limited license. Affinion Loyalty, LLC entered into an escrow agreement relating to such intellectual property with Cendant and its affiliates in connection with the parties entering into the loyalty and reward agreements. Affinion Loyalty, LLC sublicenses such intellectual property to Cendant on a non-exclusive basis but will only provide access to such intellectual property either directly or indirectly through the escrow agent in the event that TLS (i) becomes bankrupt or insolvent, (ii) commits a material, uncured breach of a loyalty and reward agreement, or (iii) transfers or assigns its intellectual property in such a way as to prevent it from performing its obligations under any agreement relating to Cendant’s loyalty and rewards programs. Upon access to the escrowed materials, Cendant will be able to use the escrowed materials for a limited term and for only those purposes for which TLS was using it to provide the services under the loyalty and reward agreements prior to the release of the escrowed materials to Cendant.

Platform Service Agreement. On October 17, 2005, we entered into a platform service agreement with Travel Distribution Services Group, Inc. (“TDS”), under which we have the option to use the to-be-developed Orbitz travel membership club platform, if and when developed by TDS, to obtain services related to such platform for our travel membership clubs, by paying TDS a fee per itinerary. The agreement will expire on December 31, 2010 if we elect to use such platform by December 31, 2007. However, it will expire on December 31, 2007 if TDS has not developed such platform or we have not elected to use such platform by such date. There were no expenses related to the agreement for the period from October 17, 2005 to December 31, 2005.

GDS Agreement. On October 17, 2005, we entered into an agreement, pursuant to which we agreed to exclusively use the GDS of Galileo, a subsidiary of Cendant, to make air, hotel or car rental bookings through the global distribution system, an on-line booking system. Pursuant to this agreement, we will pay Galileo a fee per segment and a flat fee that decreases in each year during the term of the agreement. The agreement expires on December 31, 2011, subject to automatic one-year renewal periods, unless either party elects upon six months’ prior written notice not to renew the agreement. There were no expenses related to the agreement for the period from October 17, 2005 to December 31, 2005.

Other Operational Support Agreements. On October 17, 2005, we entered into an agreement whereby we have agreed to identify Avis and Budget (each a subsidiary of Cendant) as the primary preferred providers of car rental services to our customers (subject to certain exceptions). We receive commissions and royalty fees on certain qualifying rentals. The agreement expires on December 31, 2007, subject to automatic one-year renewal periods, unless either party elects upon six months’ prior written notice not to renew the agreement. The revenue for such services was $0.4 million for the period from October 17, 2005 to December 31, 2005.

On October 17, 2005, Cims entered into an agreement pursuant to which Cims will continue to use RCI Europe as its exclusive provider of travel services for the benefit of Cims’ members in the U.K., Germany,

Switzerland, Austria, Italy, Belgium, Luxembourg, Ireland and the Netherlands. Pursuant to this agreement, RCI has a right of first refusal to offer travel services in other countries where Cims’ members are located. Cims will indemnify RCI in the event its profit margin under this arrangement falls below 1.31%. The agreement expires ten years from its effective date, subject to either party’s right to terminate the agreement on or after the third anniversary of its effective date, upon one year’s prior written notice or at any time in certain other specified circumstances (either in whole or in part). The expense for such services was $0.4 million for the period from October 17, 2005 to December 31, 2005.

Pursuant to that certain Asset Purchase Agreement, dated January 1, 2005, entered into by Cendant Travel Inc. (“CTI”) and our subsidiary, Travel Advantages Services, Inc. (“TAS”), CTI sold and transferred substantially all of the assets and liabilities of CTI to TAS. In connection with such agreement, TDS also entered into a Transition Services Agreement with us. On October 17, 2005, we entered into an Amended and Restated Transition Services Agreement, pursuant to which we will provide certain information technology related services to TDS and CTI until December 31, 2006. These services will be provided by us at cost. The revenue for such services was $0.1 million for the period from October 17, 2005 to December 31, 2005.

Shared Facilities Agreements. On October 17, 2005, we entered into agreements to continue cost-sharing arrangements with Cendant and/or its subsidiaries relating to office space and customer contact centers. These agreements have expiration dates and financial terms that are generally consistent with the terms of the existing related inter-company arrangements. The expense for such services was $0.6 million for the period from October 17, 2005 to December 31, 2005.

Profit-Sharing Agreements. On October 17, 2005, we entered into agreements to continue our profit-sharing arrangements with Fairtide Insurance Limited, a subsidiary of Cendant. Cims and certain of our subsidiaries market certain insurance programs and Fairtide provides reinsurance for the related insurance policies which are provided by a third-party insurer. Pursuant to these agreements, Fairtide will pay us 40-50% of the net profits that it receives on the net premiums under such insurance policies. These agreements expire on December 31, 2006, or earlier as the parties agree or when Fairtide’s related reinsurance agreements with the related third-party insurer expire. The revenue for such services was $0.1 million for the period from October 17, 2005 to December 31, 2005.

Related Party Transactions Prior to the Acquisition

Corporate Related Functions—The Predecessor was allocated general corporate overhead expenses from Cendant for corporate-related functions, as well as directly attributable expenses. Cendant allocated corporate overhead based on a percentage of forecasted revenues and allocated other expenses that directly benefited the Predecessor based on actual utilization of the services. The Predecessor believed the assumptions and methodologies underlying the allocations of general corporate overhead and direct expenses from Cendant were reasonable. However, such expenses are not indicative of, nor is it practical or meaningful for management to estimate for all historical periods presented, the actual level of expenses that might have been incurred had the Predecessor been operating as an independent company. Corporate expense allocations include executive management, finance, legal, insurance, information technology, telecommunications, call centers and real estate usage. Allocated overhead expenses as well as direct charges for the corporate-related functions totaled approximately $27.2 million, $32.4 million and $28.6 million for the period from January 1 to October 16, 2005 and for the years ended December 31, 2004 and 2003, respectively.

Loyalty Programs—TLS administers loyalty programs for several of Cendant’s subsidiaries. The agreements provide for set-up fees, quarterly program management fees and program development fees. TLS earned loyalty revenues under these programs totaling $10.6 million, $11.6 million and $7.4 million for the period from January 1, 2005 to October 16, 2005 and for the years ended December 31, 2004 and 2003, respectively.

Marketing Programs—The Predecessor marketed membership programs to customers of certain Cendant subsidiaries and franchisees. The Predecessor incurred fees paid to the Cendant subsidiaries based on i) the number of telephonic and online opportunities transferred to the Predecessor and the number of successful solicitations resulting from the transfers, or ii) a percentage of the membership revenues earned by Predecessor resulting from the successful solicitations transferred. The fees paid totaled $6.2 million for the period from January 1, 2005 to October 16, 2005, $3.9 million in 2004, and $5.5 million in 2003, and are included in marketing and commissions expense on the accompanying combined statements of operations.

Travel Programs—CTI provided travel reservation services to certain Cendant subsidiaries’ customers and earned service fees totaling $0.4 million and $2.5 million for the period from January 1, 2005 to October 16, 2005 and for the year ended December 31, 2004, respectively. Service fees earned are generally based on a fee per travel item booked reduced for cancellations and are included in net revenues on the accompanying consolidated and combined statements of operations. CTI’s fulfillment and other operational support activities were provided by Cendent. Fulfillment fees charged to the Predecessor totaled $0.8 million for the period January 1, 2005 to October 16, 2005 and were included in operating costs on the accompanying combined statement of operations.

The Predecessor earned fees from a Cendant subsidiary for the placement of airline, car rental and hotel reservations using the subsidiary’s travel reservation system. The fees earned are based on the number of travel related segments placed by the Predecessor. Travel segment fees earned totaled $0.0 million, $4.4 million and $4.7 million for the period from January 1, 2005 to October 16, 2005 and for the years ended December 31, 2004 and 2003, respectively, and are included in net revenues on the accompanying combined statements of operations.

The Predecessor earned commissions from several of Cendant’s subsidiaries for the booking of car rentals on behalf of the travelers that the Predecessor services. Commissions earned are based on a percentage of the car rental revenues earned by the Cendant subsidiaries. Commissions earned totaled $1.1 million, $2.0 million and $2.2 million for the period from January 1, 2005 to October 16, 2005 and for the years ended December 31, 2004 and 2003, respectively, and are included in net revenues on the accompanying combined statements of operations.

Other Services—The Predecessor provided road and tow services to a Cendant subsidiary’s customers and earned fees totaling $0.3 million, $2.9 million and $2.6 million for the period from January 1, 2005 to October 16, 2005 and for the years ended December 31, 2004 and 2003, respectively. The road and tow fees are included in net revenues on the accompanying consolidated and combined statements of operations. The Predecessor insured certain membership program benefits through third party insurance companies and a subsidiary of Cendant provided reinsurance for such programs. The differential between claims experience and reinsurance premiums is shared between the Predecessor and the Cendant subsidiary. Profit-sharing revenue totaled approximately $0.5 million, $0.8 million and $2.6 million for the period January 1, 2005 to October 16, 2005 and for the years ended December 31, 2004 and 2003, respectively, and is included in net revenues on the accompanying consolidated and combined statements of operations. The Predecessor also provides list processing services to certain Cendant subsidiaries. List processing fees totaled $0.1 million for the period from January 1, 2005 to October 16, 2005 and $0.7 million for the years ended December 31, 2004 and 2003, respectively, and are included in net revenues on the accompanying combined statements of operations.

DE SCRIPTION OF OTHER INDEBTEDNESS

Our Credit Facility

General

In connection with the closing of the Acquisition, we and Holdings entered into a $960 million senior secured credit facility, consisting of a revolving credit facility and a term loan facility, with, Credit Suisse, Cayman Islands Branch, as administrative agent, Deutsche Bank Securities, Inc. (“DBSI”), as syndication agent, Bank of America Bridge LLC and BNP Paribas Securities Corp., as co-documentation agents, and other lenders. The key terms of our credit facility are described below. Such description is not complete and is qualified in its entirety by reference to the complete text of the related credit agreement and security agreements, copies of which will be furnished to you upon request. See “Where You Can Find More Information.”

Our credit facility provides for a six-year, subject to adjustment as described below, $100 million revolving credit facility, which includes:

•	a letter of credit subfacility; and

•	a swingline loan subfacility.

We may use our revolving credit facility for, among other things, our and our respective subsidiaries’ working capital and other general corporate purposes, including, without limitation, effecting permitted acquisitions and investments.

Our credit facility also provides for a seven-year, subject to adjustment as described below, $860 million term loan facility. Our term loan facility financed a portion of the Acquisition.

Our credit facility permits us to obtain up to the greater of $175 million and an amount equal to Adjusted EBITDA for the most recent four-quarter period then ended for which financial statements are available of additional credit facilities from lenders reasonably satisfactory to the administrative agent and us, without the consent of the existing lenders under our credit facility.

Scheduled Amortization Payments and Mandatory Prepayments

Our term loan facility provides for quarterly amortization payments totaling 1% per annum, with the balance payable upon the final maturity date. The amounts of the quarterly amortization payments are reduced by certain prepayments.

In addition, our credit facility requires us to prepay outstanding term loans, with:

•	100% of the net cash proceeds of asset sales and dispositions in excess of and amount per transaction and in the aggregate per year, subject to customary reinvestment provisions; provided that, if our senior secured bank leverage ratio is less than or equal to 2.0:1.0, no payments will be required;

•	50% of our excess cash flow beginning on July 1, 2006 (reducing to 25% if our senior secured bank leverage ratio is less than or equal to 2.5:1.0 and to 0% if our senior secured bank leverage ratio is less than or equal to 1.75:1.0); and

•	100% of the net cash proceeds received from issuances of debt, subject to certain exclusions including certain debt permitted to be incurred under the senior credit facilities; provided that, if our senior secured bank leverage ratio is less than or equal to 2.0:1.0, no payments will be required.

Voluntary Prepayments and Reduction and Termination of Commitments

We may permanently reduce the revolving loan commitments under our credit facility at any time without premium or penalty, subject to the payment of customary LIBOR breakage costs, if any and provided that the commitments may not be reduced below the aggregate outstanding amount of revolving loans and letters of credit. The term loans may be prepaid without penalty or premium, except if we prepay the term loans in connection with a refinancing to reduce interest rates prior to October 17, 2006, a prepayment premium of 1.00% of the aggregate principal amount of term loans being prepaid will apply. In addition, we are able to terminate our credit facility upon prior written notice, and, in some cases, are able to revoke such notice. Upon termination, we will be required to repay all obligations outstanding under our credit facility and to satisfy all outstanding letter of credit obligations.

Interest and Applicable Margins

The interest rates with respect to term loans under our credit facility are based on, at our option, (a) adjusted LIBOR plus 2.75% or (b) the higher of (i) Credit Suisse’s prime rate and (ii) the Federal Funds Effective Rate plus 0.5% (“ABR”), in each case plus 1.75%.

The interest rates with respect to revolving loans under our credit facility are, at our option, adjusted LIBOR plus 2.75% or ABR plus 1.75%. These applicable margins are subject to reduction on a quarterly basis by up to .75% if our senior secured bank leverage ratio is equal to or less than certain ratios. Additionally, all overdue amounts owing under our credit facility bear interest at a rate per annum equal to the rate otherwise applicable thereto plus an additional 2.0% or at the senior secured bank ABR plus the applicable margin plus an additional 2.0% if no rate is otherwise applicable thereto.

We have the option of requesting that loans be made as LIBOR loans, converting any part of outstanding ABR loans (other than swingline loans) to LIBOR loans and converting any outstanding LIBOR loan to an ABR loan, subject to the payment of LIBOR breakage costs. With respect to LIBOR loans, interest is payable in arrears at the end of each applicable interest period, but in any event at least every three (3) months. With respect to ABR loans, interest is payable on the last business day of each fiscal quarter. In each case, calculations of interest are based on a 360-day year (or 365 or 366 days, as the case may be, in the case of loans based on the agent’s prime ABR rate, and loans in any jurisdiction where the relevant interbank market practice is to use a 365 or 366 day year) and actual days elapsed.

Guarantees and Collateral

Our obligations under our credit facility are, and we expect that our obligations under any interest rate protection or other hedging arrangements entered into with a lender or any affiliate thereof will be, guaranteed by Holdings and by each of our existing and subsequently acquired or organized domestic subsidiaries, subject to certain exceptions.

Our credit facility is secured to the extent legally permissible by substantially all the assets of (i) Holdings, which consists of a perfected first-priority pledge of all our capital stock and (ii) us and the subsidiary guarantors, including but not limited to: (a) a first-priority pledge of substantially all capital stock held by us or any subsidiary guarantor (which pledge, with respect to obligations in respect of the borrowings secured by a pledge of the stock of any first-tier foreign subsidiary, is limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary) and (b) perfected first-priority security interests in substantially all tangible and intangible assets of us and each subsidiary guarantor, subject to certain exceptions.

Covenants

Our credit facility contains financial, affirmative and negative covenants that we believe are usual and customary for a senior secured credit agreement. The negative covenants in the our credit facility include, among other things, limitations (all of which are subject to certain exceptions) on our (and in certain cases, Holdings’) ability to:

•	declare dividends and make other distributions;

•	redeem or repurchase our capital stock;

•	prepay, redeem or repurchase certain of our subordinated indebtedness;

•	make loans or investments (including acquisitions);

•	incur additional indebtedness, except that we may incur, among other things, (i) subordinated indebtedness so long as our senior secured bank leverage ratio is not greater than 2.0 to 1.0 and certain other restrictions and (ii) other indebtedness so long as our senior secured bank leverage ratio is not greater than 2.0 to 1.0 and subject to certain other restrictions;

•	grant liens;

•	enter into sale-leaseback transactions;

•	modify the terms of subordinated debt;

•	restrict dividends from our subsidiaries;

•	change our business or the business of our subsidiaries;

•	merge or enter into acquisitions;

•	sell our assets; and

•	enter into transactions with our affiliates.

Our credit facility requires us to comply with the following financial maintenance covenants:

•	a maximum ratio of total debt to Adjusted EBITDA; and

•	a minimum ratio of Adjusted EBITDA to cash interest expense.

Events of Default

The events of default under our credit facility include, among others, nonpayment, material misrepresentations, breach of covenants, insolvency, bankruptcy, certain judgments, change of control (as defined in the credit agreement governing our credit facility) and cross-events of defaults and acceleration on material indebtedness.

DESCRIPTION OF THE SENIOR NOTES

Capitalized terms used in this “Description of the Senior Notes” section and not otherwise defined have the meanings set forth in the section “Description of the Senior Notes—Certain Definitions.” As used in this “Description of the Senior Notes” section, the “Company” means Affinion Group, Inc. and not any of its Subsidiaries.

On October 17, 2005, the Company issued $270,000,000 in aggregate principal amount of initial senior notes (the “Initial Senior Notes”) under an indenture (the “Indenture”), dated as of October 17, 2005, among the Company, the Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee (the “Trustee”). On May 3, 2006, the Company issued $34,000,000 in aggregate principal amount of additional senior notes under the Indenture (the “Additional Senior Notes” and together with the Initial Senior Notes, the “Notes”). The Initial Senior Notes, the Additional Senior Notes and any Additional Notes (as defined below) subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The exchange senior notes will be issued under the Indenture. A copy of the Indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part. The terms of the exchange senior notes are identical in all material respects to the old senior notes, except the exchange senior notes will not contain transfer restrictions and holders of exchange senior notes will no longer have any registration rights and we will not be obligated to pay additional interest as described in the registration rights agreements. Wells Fargo, N.A., as trustee of the old senior notes, will authenticate and deliver exchange senior notes for original issue only in exchange for a like principal amount of old senior notes. Any old senior notes that remain outstanding after the consummation of this exchange offer, together with the exchange senior notes, will be treated as a single class of securities under the Indenture. Accordingly, all references in this section to specified percentages in aggregate principal amount of outstanding exchange senior notes shall be deemed to mean, at any time after this exchange offer is consummated, such percentage in aggregate principal amount of the old senior notes and the exchange senior notes outstanding.

The following summary of certain provisions of the Indenture and does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended (the “TIA”). We urge that you carefully read the Indenture and the TIA, because the Indenture and the TIA govern your rights as holders of the senior notes, not this description. A copy of the Indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part. For purposes of this section we refer to the old senior notes and exchange senior notes together as the “Notes.”

General

We may issue additional Notes (the “Additional Notes”) from time to time without notice or the consent of holders of Notes. Any offering of Additional Notes is subject to the covenant described below under the caption “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” The Notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company as specified in the Indenture (which initially shall be the principal corporate trust office of the Trustee), except that, at the option of the Company, payment of interest may be made by check mailed to the holders at their registered addresses.

The old senior notes are and the exchange senior notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Terms of the Notes

The old senior notes are and the exchange senior notes will be:

•	general unsecured obligations of the Company and will not be entitled to the benefit of any mandatory sinking fund;

•	effectively subordinated in right of payment to all existing and future secured Indebtedness of the Company, including the Indebtedness of the Company under the Credit Agreement, to the extent of the assets securing such Indebtedness, and to all existing and future Indebtedness and other liabilities of the Company’s Subsidiaries that are not Guarantors of the Notes, to the extent of the assets of such Subsidiaries;

•	pari passu in right of payment with all existing and future unsecured, unsubordinated Indebtedness of the Company;

•	senior in right of payment to all existing and future subordinated Indebtedness of the Company; and

•	guaranteed on a senior basis by the Guarantors as described under “—Guarantees.”

Assuming the Refinancing and the Additional Senior Notes Offering had been completed as of December 31, 2005, the Company and the Initial Guarantors (as defined under “—Guarantees”) would have had $1,144.0 million of Senior Debt (including the Notes), $841.0 million of which would have been secured Indebtedness, and the Company’s Subsidiaries that are not guaranteeing the Notes would have had $81.4 million of indebtedness and other liabilities (including trade payables).

As of the date of this prospectus, all of the Company’s subsidiaries are “Restricted Subsidiaries” except for Affinion Loyalty, LLC, a special purpose, bankruptcy remote subsidiary of Trilegiant Loyalty Solutions, Inc. formed in connection with the loyalty agreements entered into with Cendant. Under certain circumstances, the Company is permitted to designate certain of its other subsidiaries as “Unrestricted Subsidiaries.” Any Unrestricted Subsidiaries are not subject to any of the restrictive covenants in the Indenture and will not guarantee the Notes. Instead of including the Netcentives Patent in the Netcentives Subsidiary and designating such Subsidiary to be an Unrestricted Subsidiary, the Company may choose to distribute, sell for nominal consideration or otherwise transfer such Netcentives Patent to its Parent concurrently with the Transactions or shortly after the Issue Date. To the extent the Company chooses to distribute, sell or otherwise transfer the Netcentives Patent after the Issue Date, the distribution, sale or transfer by the Company to its Parent of the Netcentives Patent will be excluded from the covenants set forth under “—Certain Covenants.”

Additional interest is payable with respect to the Notes in certain circumstances if the Company does not consummate the exchange offer (or shelf registration, if applicable) as further described under “—Registration Rights; Additional Interest.”

The Notes will mature on October 15, 2013, at their principal amount, plus accrued and unpaid interest to, but not including, the maturity date. Interest on the Notes will accrue at the rate of 10 1/8% per annum and will be payable semi-annually in arrears on April 15 and October 15. The Company will make each interest payment to the holders of record of the Notes on the immediately preceding April 1 and October 1. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date and will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

On and after October 15, 2009, the Company may redeem the Notes, at its option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and Additional Interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on October 15 of the years set forth below:

Period	Redemption Price
2009	105.063%
2010	102.531%
2011 and thereafter	100.000%

Optional Redemption of Notes Upon Equity Offering. Notwithstanding the foregoing, at any time and from time to time on or prior to October 15, 2008, the Company may redeem in the aggregate up to 35% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) with the net cash proceeds of one or more (a) Equity Offerings by the Company, (b) Equity Offerings by any Parent of the Company, to the extent the net cash proceeds thereof are contributed to the common equity capital of the Company or used to purchase Capital Stock (other than Disqualified Stock) of the Company from it, or (c) Subsidiary Spin-Offs, at a redemption price equal to 110.125% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) must remain outstanding after each such redemption; provided, further, that such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated upon not less than 30 nor more than 60 days’ notice mailed to each holder of Notes being redeemed and otherwise in accordance with the procedures set forth in the Indenture.

Notice of any redemption upon any Equity Offering may be given prior to the completion thereof, and any such redemption or notice may, at the Company’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

Selection. In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or if the Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); provided that no Notes of $1,000 or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption so long as the Company has deposited with the paying agent funds sufficient to pay the principal of, plus accrued and unpaid interest and Additional Interest (if any) on, the Notes to be redeemed.

The Company, its Subsidiaries or any Affiliates of the Company may at any time and from time to time purchase Notes in the open market or otherwise.

Guarantees

The Notes are guaranteed, jointly and severally, by the Subsidiary Guarantors which are each of the Company’s direct and indirect Domestic Restricted Subsidiaries that guarantees Indebtedness under any Credit Agreement. On the Issue Date, each of the Company’s Domestic Restricted Subsidiaries, except Safecard Services Insurance Co., was a Subsidiary Guarantor (the “Initial Guarantors”). After giving pro forma effect to the Refinancing and the Additional Senior Notes Offering, Subsidiaries that are not guaranteeing the Notes (“Non-Guarantor Subsidiaries”) would have accounted for approximately $33.2 million, or 13.5%, of our net revenues for the three months ended March 31, 2006 and would have held approximately $187.8 million, or 8.9%, of our total assets.

Each Guarantee:

•	is a general unsecured obligation of the Guarantor;

•	is effectively subordinated in right of payment to all existing and future secured Indebtedness of the Guarantor, including the Guarantee of the Guarantor under the Credit Agreement;

•	is pari passu in right of payment with all existing and future unsecured, unsubordinated Indebtedness of the Guarantor; and

•	is senior in right of payment to all existing and future subordinated Indebtedness of the Guarantor.

The obligations of each Guarantor under its Guarantee are limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risk Factors Related to an Investment in the Notes—Federal and state fraudulent transfer laws permit a court to void the notes and the guarantees, and, if that occurs, you may not receive any payments on the notes.” As of December 31, 2005, after giving pro forma effect to the Refinancing and the Additional Senior Notes Offering, the Initial Guarantors would have had $1,144.0 million of Senior Debt, of which $840.0 million would have been guarantees of Indebtedness under the Credit Agreement and $304.0 million would have been the Guarantees.

Each Guarantee is a continuing guarantee and, subject to the next succeeding paragraph, shall:

(1)	remain in full force and effect until payment in full of all the Guaranteed Obligations;

(2)	be binding upon each such Subsidiary Guarantor and its successors; and

(3)	inure to the benefit of and be enforceable by the Trustee, the holders and their successors, transferees and assigns.

A Guarantee of a Subsidiary Guarantor will be automatically released and discharged upon:

(1)

(a)    the sale, disposition or other transfer (including through merger, amalgamation or consolidation) of the Capital Stock of the applicable Subsidiary Guarantor, following which such Subsidiary Guarantor is no longer a Restricted Subsidiary, if such sale, disposition or other transfer is made in compliance with the Indenture, or

(b)	the Company designating a Subsidiary Guarantor to be an Unrestricted Subsidiary in accordance with the provisions set forth under “—Certain Covenants—Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary,” or

(c)	in the case of any Restricted Subsidiary which after the Issue Date, is required to guarantee the Notes pursuant to the covenant described under “—Certain Covenants—Future Guarantors,” the release or discharge of the guarantee by such Restricted Subsidiary of Indebtedness of the Company or any Restricted Subsidiary of the Company or such Restricted Subsidiary or the repayment of the Indebtedness or Disqualified Stock, in each case, which resulted in the obligation to guarantee the Notes, or

(d)	the Company’s exercise of the legal defeasance option as described under “—Defeasance,” or if the Company’s obligations under the Indenture are discharged in accordance with the terms of the Indenture; and

(2)	in the case of clause (1)(a) above, such Guarantor is released from its guarantees, if any, of, and all pledges and security, if any, granted in connection with, the Credit Agreement and any other Indebtedness of the Company or any Restricted Subsidiary of the Company.

A Guarantee also will be automatically released upon the applicable Subsidiary ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest securing Bank Indebtedness or other exercise of remedies in respect thereof.

Change of Control

Upon the occurrence of any of the following events (each, a “Change of Control”), each holder will have the right to require the Company to repurchase all or any part of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent the Company has previously elected to redeem Notes as described under “—Optional Redemption”:

(1)	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of the Company and its Subsidiaries, taken as a whole, to any Person, other than any Permitted Holder; or

(2)	the Company becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders in a single transaction or in a related series of transactions, by way of merger, amalgamation, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the Company or any Parent of the Company (for purposes of calculating the total voting power of the Voting Stock held by a group, the voting power beneficially owned by a Permitted Holder shall be excluded to the extent such Permitted Holder retains the sole economic rights with respect to the subject Voting Stock); or

(3)	(A) prior to the first public offering of common Capital Stock of the Parent or the Company, the first day on which the Board of Directors of the Parent or the Company shall cease to consist of a majority of directors who (i) were members of the Board of Directors of the Company on the Issue Date or (ii) were either (x) nominated for election by the Board of Directors of the Parent or the Company, a majority of whom were directors on the Issue Date or whose election or nomination for election was previously approved by a majority of directors nominated for election pursuant to this clause (x) or who were designated or appointed pursuant to clause (y) below, or (y) designated or appointed by a Permitted Holder (each of the directors selected pursuant to clauses (A)(i) and (A)(ii), a “Continuing Director”) and (B) after the first public offering of common Capital Stock of either Parent or the Company, (i) if such public offering is of common Capital Stock of the Parent, the first day on which a majority of the members of the Board of Directors of the Parent are not Continuing Directors or (ii) if such public offering is of common Capital Stock of the Company, the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

Notwithstanding the foregoing, a Specified Merger/Transfer Transaction shall not constitute a Change of Control.

Within 30 days following any Change of Control, except to the extent that the Company has exercised its right to redeem the Notes as described under “—Optional Redemption,” the Company shall mail a notice (a “Change of Control Offer”) to each holder with a copy to the Trustee stating:

(1)	that a Change of Control has occurred and that such holder has the right to require the Company to purchase such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts and financial information regarding such Change of Control;

(3)	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4)	the instructions determined by the Company, consistent with this covenant, that a holder must follow in order to have its Notes purchased.

The Company will not be required to make a Change of Control Offer upon a Change of Control if all of the following conditions are met:

(1)	on a pro forma basis after giving effect to such Change of Control transaction, the Company’s Fixed Charge Coverage Ratio would not be lower than its Fixed Charge Coverage Ratio on the date immediately prior to the consummation of the Change of Control transaction;

(2)	on a pro forma basis after giving effect to such Change of Control transaction, and immediately prior to the public announcement of such Change of Control transaction, the Fixed Charge Coverage Ratio for the Company is or would be, as applicable, equal to or higher than the Fixed Charge Coverage Ratio for the Company on the Issue Date;

(3)	on a pro forma basis after giving effect to such Change of Control transaction, the Company is permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(4)	at the time such Change of Control is consummated, no Default or Event of Default has occurred and is continuing or would occur as a result thereof.

In addition, the Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this paragraph by virtue thereof.

This Change of Control repurchase provision is a result of negotiations between the Company and the Initial Purchasers. The Company has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the capital structure or credit ratings of the Company or any of its Affiliates.

The Credit Agreement provides that certain change of control events with respect to the Company would constitute a default under the Credit Agreement. Any future credit agreements or other similar agreements to which the Company becomes a party may contain similar provisions and may directly prohibit the Company from purchasing any Notes. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders, including lenders under the Credit Agreement to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Company’s other Indebtedness.

The definition of “Change of Control” includes a phrase relating to the sale, lease or transfer of “all or substantially all” the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” under New York law, which governs the Indenture, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease or transfer of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Certain Covenants

The Indenture contains provisions in respect of certain covenants including, among others, those summarized below:

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock. The Indenture provides that:

(1)	the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and

(2)	the Company will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock;

provided, however, that the Company and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and any Restricted Subsidiary may issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to (collectively, “Permitted Debt”):

(a)	the Incurrence by the Company or its Restricted Subsidiaries of Indebtedness under any Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount of $1,020 million outstanding at any one time;

(b)	the Incurrence by the Company and the Guarantors of Indebtedness represented by (i) the Notes (excluding any Additional Notes; provided, however that the Company may Incur Indebtedness represented by Additional Notes pursuant to this clause (b) not to exceed $34 million in aggregate principal amount, including any refinancing thereof pursuant to clause (n) of this paragraph) and (ii) the Guarantees, as applicable (and any exchange notes and guarantees thereof);

(c)	Indebtedness of the Company and its Restricted Subsidiaries existing on the Issue Date (other than Indebtedness described in clauses (a) and (b)), including, without limitation, the Indebtedness outstanding under the Senior Subordinated Bridge Loan Facility;

(d)	(1) Indebtedness (including Capitalized Lease Obligations) Incurred by the Company or any of its Restricted Subsidiaries, Disqualified Stock issued by the Company or any of its Restricted

Subsidiaries and Preferred Stock issued by any Restricted Subsidiaries of the Company to finance (whether prior to or within 270 days after) the purchase, lease, construction or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets (but no other material assets)) and (2) Acquired Indebtedness; provided, however, that the aggregate principal amount of Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (d), when aggregated with the principal amount of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding that was Incurred (or deemed Incurred as provided under clause (n) below) pursuant to this clause (d), does not exceed the greater of (x) $95 million and (y) 4.0% of Total Assets of the Company at the time of Incurrence;

(e)	Indebtedness Incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(f)	Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the Transactions or the disposition of any business, assets or a Subsidiary of the Company in accordance with the terms of the Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(g)	Indebtedness of the Company to a Restricted Subsidiary; provided that any such Indebtedness is subordinated in right of payment to the obligations of the Company under the Notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(h)	shares of Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event that results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock;

(i)	Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided that if a Guarantor incurs such Indebtedness, and such Indebtedness is owed to a Restricted Subsidiary that is not a Guarantor, such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except (x) to the Company or another Restricted Subsidiary or (y) a pledge of Indebtedness referred to in this clause (i) shall be deemed to be held by the pledgor and shall not be deemed a transfer until the pledgee commences actions to foreclose on such Indebtedness) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(j)	Hedging Obligations that are Incurred not for speculative purposes and either (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding or (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges;

(k)	obligations (including reimbursement obligations with respect to letters of credit and bank guarantees) in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary, in each case, reasonably required in the conduct of the business (giving effect to any growth or expansion of such business), including those to secure health, safety, insurance and environmental obligations of the Company and its Restricted Subsidiaries as conducted in accordance with good and prudent business industry practice;

(l)	Indebtedness or Disqualified Stock of the Company or any Restricted Subsidiary of the Company and Preferred Stock of any Restricted Subsidiary of the Company not otherwise permitted hereunder in an aggregate principal amount which, when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and Incurred pursuant to this clause (l), does not exceed $100 million at any one time outstanding;

(m)	any guarantee by the Company or a Restricted Subsidiary of Indebtedness or other obligations of the Company or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness or other Obligations by the Company or such Restricted Subsidiary is permitted under the terms of the Indenture; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Notes or the Guarantee of such Restricted Subsidiary, as applicable, any such guarantee of such guarantor with respect to such Indebtedness shall be subordinated in right of payment to the Notes or such Guarantor’s Guarantee, as applicable, substantially to the same extent as such Indebtedness is subordinated to the Notes or the Guarantee of such Restricted Subsidiary, as applicable;

(n)	the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary of the Company which serves to refund, refinance or defease any Indebtedness, Disqualified Stock or Preferred Stock Incurred as permitted under the first paragraph of this covenant and clauses (b), (c), (d), (n), (o), (r) and (s) of this paragraph, including any Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums and fees in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1)	has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced;

(2)	has a Stated Maturity which is no earlier than the earlier of (x) the Stated Maturity of the Indebtedness being refunded or refinanced or (y) at least 91 days later than the maturity date of the Notes;

(3)	to the extent such Refinancing Indebtedness refinances (a) Indebtedness junior to the Notes or the Guarantee of such Restricted Subsidiary, as applicable, such Refinancing Indebtedness is junior to the Notes or the Guarantee of such Restricted Subsidiary, as applicable, or (b) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock;

(4)	is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium and fees Incurred in connection with such refinancing;

(5)	shall not include (x) Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary of the Company that is not a Subsidiary Guarantor that refinances Indebtedness,

Disqualified Stock or Preferred Stock of the Company or a Restricted Subsidiary that is a Subsidiary Guarantor, or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary; and

(6)	in the case of any Refinancing Indebtedness Incurred to refinance Indebtedness outstanding under clause (d) or (s), shall be deemed to have been Incurred and to be outstanding under such clause (d) or (s), as applicable, and not this clause (n) for purposes of determining amounts outstanding under such clauses (d) and (s), and provided, further, that subclauses (1) and (2) of this clause (n) will not apply to any refunding, refinancing or defeasance of (A) the Notes or (B) any Secured Indebtedness;

(o)	Indebtedness, Disqualified Stock or Preferred Stock of Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged or amalgamated into the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided, however, that such Indebtedness, Disqualified Stock or Preferred Stock is not Incurred in contemplation of such acquisition, merger or amalgamation; provided, further, however, that after giving effect to such acquisition, merger or amalgamation:

(1)	the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant; or

(2)	the Fixed Charge Coverage Ratio of the Company would be greater than or equal to such ratio immediately prior to such acquisition;

(p)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(q)	Indebtedness of the Company or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit or bank guarantee, provided that if (i) the Indebtedness represented by such letter of credit or bank guarantee is incurred under any of the clauses of this paragraph and (ii) the Indebtedness incurred under this clause (q) is at any time no longer supported by such letter of credit or bank guarantee, then the Indebtedness previously incurred under this clause (q) shall be classified under the preceding paragraph or under another available clause in this paragraph and if such Indebtedness may not be so reclassified, then an Event of Default under the Indenture shall be deemed to have occurred;

(r)	Contribution Indebtedness;

(s)	if the Company could not Incur $1.00 of additional Indebtedness pursuant to the first paragraph hereof after giving effect to such borrowing, Indebtedness of Non-Guarantor Restricted Subsidiaries Incurred for working capital purposes and any refinancings of such Indebtedness; provided, however, that the aggregate principal amount of Indebtedness Incurred under this clause (s), when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred (or deemed Incurred pursuant to clause (n) above) pursuant to this clause (s), does not exceed $25 million; and

(t)

Indebtedness Incurred by the Company or any of its Restricted Subsidiaries to fund losses, damages, liabilities, claims, costs and expenses (including attorney’s fees, interest, penalties, judgments and settlements, collectively, “Losses”), by reason of any litigation disclosed in the Offering Circular, including the financial statements included herein, or relating to the same facts and circumstances as disclosed; provided that (as certified in an Officers’ Certificate delivered to the Trustee) (1) the Company has provided to Cendant Corporation (“Cendant”) notice in respect of such Losses and has a reasonable good faith belief it is entitled to be indemnified by Cendant pursuant to the Stock Purchase Agreement in respect of such Losses and (2) the Indebtedness Incurred pursuant to this clause (t) is in an amount equal to or less than the amount of the Losses for which indemnification is claimed; provided, further, that (1) after 30 days of the Company receiving funds in satisfaction of such indemnity or (2) if Cendant gives written notice to the Company or a Restricted Subsidiary that it disputes the Company’s entitlement to indemnity with respect to any Losses and (A) such dispute is not challenged by the Company within 30 days of receipt of such notice or (B) there is a final judgment of a court of competent jurisdiction confirming that the Company is not entitled to such indemnity which judgment is not discharged, waived or stayed for a period of 60 days, any amounts Incurred pursuant to this clause (t) in respect of such indemnity that remain outstanding shall no longer be permitted under this clause (t) and shall be deemed to be Incurred on such date.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock meets the criteria of one or more of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (a) through (t) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, divide, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness, Disqualified Stock or Preferred Stock in any manner that complies with this covenant and such item of Indebtedness, Disqualified Stock or Preferred Stock will be treated as having been Incurred pursuant to one or more of such clauses or pursuant to the first paragraph hereof. Notwithstanding the foregoing, Indebtedness under the Credit Agreement outstanding on the Issue Date will be deemed to have been incurred on such date in reliance on the exception provided by clause (a) above and the Company shall not be permitted to reclassify all or any portion of such Indebtedness outstanding on the Issue Date. Accrual of interest, the accretion of accreted value, amortization or original issue discount, the payment of interest in the form of additional Indebtedness with the same terms, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, the accretion of liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term debt, or first committed or first Incurred (whichever yields the lower U.S. dollar equivalent), in the case of revolving credit debt; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

The Indenture provides that (a) the Company will not Incur any Indebtedness that is subordinate in right of payment to any other Indebtedness of the Company unless it is subordinate in right of payment to the Notes to the same extent and (b) the Company will not permit any Guarantor to Incur any Indebtedness that is subordinate in right of payment to any other Indebtedness of such Guarantor unless it is subordinate in right of payment to such Guarantor’s Guarantee to the same extent. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Company or any Guarantor, as applicable, solely by reason of any Liens or Guarantees arising or created in respect thereof or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the holders in the collateral held by them.

Limitation on Restricted Payments. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment with respect to such Equity Interests made in connection with any merger, amalgamation or consolidation involving the Company (other than (A) dividends or distributions by the Company payable solely in Equity Interests (other than Disqualified Stock) of the Company; or (B) dividends or distributions by a Restricted Subsidiary on its common Equity Interests so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(2)	purchase or otherwise acquire or retire for value any Equity Interests of the Company or any Parent of the Company, including in connection with any merger, amalgamation or consolidation;

(3)	make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness of the Company or any Restricted Subsidiary (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Indebtedness permitted under clauses (g) and (i) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); or

(4)	make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(b)	immediately after giving effect to such transaction on a pro forma basis as if the Restricted Payment had been made and any Indebtedness Incurred on such date had been Incurred, (i) the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (ii) the Consolidated Leverage Ratio of the Company would have been less than 5.0 to 1; and

(c)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), (4) (only to the extent of one-half of the amount paid pursuant to such clause), (6) and (8) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum, without duplication, of:

(A)

50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from July 1, 2005 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); provided however that, to the extent the Consolidated Leverage Ratio of the Company on a pro forma basis as if the Restricted Payment had been made and any Indebtedness Incurred on such date had been Incurred would have been less than 3.0 to 1, then 75% of the

Consolidated Net Income of the Company for the aforementioned period shall be included pursuant to this clause (c)(A), plus

(B)	100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash, received by the Company after the Issue Date from the issue or sale of Equity Interests of the Company or any Parent of the Company (excluding (without duplication) Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, Disqualified Stock and the Cash Contribution Amount) including Equity Interests (other than Refunding Capital Stock, Disqualified Stock or Designated Preferred Stock) issued upon conversion of Indebtedness or Disqualified Stock or upon exercise of warrants or options (other than an issuance or sale to a Restricted Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries), plus

(C)	100% of the aggregate amount of contributions to the capital of the Company received in cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash after the Issue Date (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, Disqualified Stock, the Cash Contribution Amount and contributions by a Restricted Subsidiary), plus

(D)	100% of the aggregate amount received by the Company or any Restricted Subsidiary in cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash received by the Company or any Restricted Subsidiary from:

i.	the sale or other disposition (other than to the Company or a Restricted Subsidiary of the Company) of Restricted Investments made by the Company and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Company and its Restricted Subsidiaries by any Person (other than the Company or any of its Restricted Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to clause (7) or (10) of the second paragraph of the covenant described under “—Limitation on Restricted Payments”),

ii.	the sale (other than to the Company or a Restricted Subsidiary of the Company) of the Capital Stock of an Unrestricted Subsidiary (other than an Unrestricted Subsidiary to the extent the investments in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clause (7) or (10) of the second paragraph of “—Limitation on Restricted Payments” or to the extent such Investment constituted a Permitted Investment), or

iii.	a distribution, dividend or other payment from an Unrestricted Subsidiary (other than amounts received from the Netcentives Subsidiary to the extent such amounts are dividended or distributed to any Parent pursuant to clause (18) of the second paragraph of “—Limitation on Restricted Payments”), plus

(E)	in the event any Unrestricted Subsidiary of the Company has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company, the Fair Market Value (as determined in accordance with the next succeeding sentence) of the Investments of the Company in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable) (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (7) or (10) of the second paragraph of the covenant described under “—Limitation on Restricted Payments” or constituted a Permitted Investment).

The Fair Market Value of property other than cash covered by clauses (B), (C), (D) and (E) above shall be determined in good faith by the Board of Directors of the Company and

(1)	in the event of property with a Fair Market Value in excess of $10.0 million, shall be set forth in an Officers’ Certificate or

(2)	in the event of property with a Fair Market Value in excess of $25.0 million, shall be set forth in a resolution approved by at least a majority of the Board of Directors of the Company.

The foregoing provisions will not prohibit:

(1)	the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2) (a) the	repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) of the Company or any Parent of the Company or Subordinated Indebtedness of the Company, any Parent of the Company or any Subsidiary Guarantor in exchange for, or out of the proceeds of, the substantially concurrent sale (other than the Cash Contribution Amount, Excluded Contributions or the sale of any Disqualified Stock or Designated Preferred Stock or any Equity Interests sold to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) of Equity Interests of the Company or any Parent of the Company or contributions to the equity capital of the Company (collectively, including any such contributions, “Refunding Capital Stock”) and

(b)	the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) of Refunding Capital Stock;

(3)	the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Company or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale (or as promptly as practicable after giving any requisite notice to the holders of such Subordinated Indebtedness) of, new Indebtedness of the Company or any Subsidiary Guarantor which is Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as

(a)	the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired plus any fees incurred in connection therewith),

(b)	such Indebtedness is Incurred by the Company or by a Subsidiary Guarantor in respect of refinanced Indebtedness of a Subsidiary Guarantor and, in each case, is subordinated to the Notes, or the related Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value,

(c)	such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired or (y) at least 91 days later than the maturity date of the Notes, and

(d)	such Indebtedness has a Weighted Average Life to Maturity at the time Incurred which is not less than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

(4)

the repurchase, retirement or other acquisition for value (or dividends to any Parent of the Company to finance any such repurchase, retirement or other acquisition for value) of Equity Interests of the Company or any Parent of the Company held by any future, present or former employee, director or consultant of the Company, any Parent of the Company or any Subsidiary of the Company pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate amounts paid under this clause (4) do not exceed $12.5 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over to the following two calendar years subject to a maximum payment (without giving effect to the following proviso) of $25 million in any calendar year); provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a)	the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock or Designated Preferred Stock) of the Company after the Issue Date to members of management, directors or consultants of the Company, any Parent of the Company and Restricted Subsidiaries of the Company (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (c) of the immediately preceding paragraph); plus

(b)	the cash proceeds of key man life insurance policies received by the Company, any Parent of the Company (to the extent contributed to the Company) or the Restricted Subsidiaries of the Company after the Issue Date; less

(c)	the amount of any Restricted Payments previously made pursuant to subclauses (a) and (b) of this second proviso of clause (4);

(5)	the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries issued or incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(6)	the declaration and payment of dividends or distributions (a) to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date and (b) to any Parent of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any Parent of the Company issued after the Issue Date; provided, however, that (A) in the case of subclause (a) and (b) of this clause (6), for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (B) the aggregate amount of dividends declared and paid pursuant to subclause (a) and (b) of this clause (6) does not exceed the net cash proceeds actually received by the Company from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date;

(7)	Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding, not to exceed $35 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided that the dollar amount of Investments made pursuant to this clause (7) shall not be reduced by the sale, disposition or other transfer of such Investments unless the proceeds of such sale, disposition or other transfer are received by the Company and/or its Restricted Subsidiaries;

(8)

the payment of dividends on the Company’s common Capital Stock (or the payment of dividends to any Parent of the Company to fund the payment by such Parent of the Company of dividends on such entity’s common Capital Stock) of up to 7.5% per annum of the net cash proceeds received by or contributed to the Company from any public offering of common Capital Stock, other than public offerings with respect to common Capital Stock of the Company or any Parent of the Company

registered on Form S-4 or Form S-8 and other than any public sale constituting an Excluded Contribution;

(9)	Investments that are made with Excluded Contributions;

(10)	other Restricted Payments in an aggregate amount not to exceed $40 million;

(11)	the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary of the Company by, Unrestricted Subsidiaries (other than to the extent such Investments were made pursuant to clauses (7) or (10) above or pursuant to clauses (9) or (10) of the definition of Permitted Investments);

(12)	(a) with respect to each tax year or portion thereof that any direct or indirect parent of the Company qualifies as a Flow Through Entity, the distribution by the Company to the holders of Capital Stock of such direct or indirect parent of the Company of an amount equal to the product of the amount of aggregate net taxable income of the Company allocated by the Company to the holders of Capital Stock of the Company for such period and the Presumed Tax Rate for such period; and (b) with respect to any tax year or portion thereof that any direct or indirect parent of the Company does not qualify as a Flow Through Entity, payment of dividends or other distributions to any direct or indirect parent of the Company that files a consolidated U.S. federal tax return that includes the Company and its subsidiaries in an amount not to exceed the amount that the Company and its Restricted Subsidiaries would have been required to pay in respect of federal, state or local taxes, as the case may be, in respect of such year if the Company and its Restricted Subsidiaries had paid such taxes directly as a stand-alone taxpayer or stand-alone group;

(13)	the declaration and payment of dividends to, or the making of loans to, any Parent of the Company (a) in amounts required for such entity to pay general corporate overhead expenses (including salaries, bonuses, benefits paid to management and employees of any Parent and professional and administrative expenses) for any direct or indirect parent entity of the Company to the extent such expenses are attributable to the ownership or operation of the Company and its Restricted Subsidiaries and (b) in amounts required for any Parent of the Company to pay interest and/or principal on Indebtedness that satisfies each of the following: (i) the proceeds of which were contributed to the Company or any of its Restricted Subsidiaries, (ii) that has been guaranteed by, or is otherwise considered Indebtedness of, the Company Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (iii) that was incurred (A) to refund, refinance or defease Indebtedness of such Parent of the Company or the Company and (B) pursuant to the first paragraph or clause (n) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(14)	any Restricted Payment used to fund the Transactions and the fees and expenses related thereto or made in connection with the consummation of the Transactions as described in the Offering Circular (including payments made pursuant to or as contemplated by the Transaction Documents, whether payable on the Issue Date or thereafter), or owed by any Parent of the Company, the Company or Restricted Subsidiaries of the Company to Affiliates, in each case to the extent permitted by the covenant described under “—Transactions with Affiliates;”

(15)	repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(16)	payments of cash, or dividends, distributions or advances by the Company or any Restricted Subsidiary to allow any such entity to make payments of cash, in lieu of the issuance of fractional shares upon the exercise of warrants or upon the conversion or exchange of Capital Stock of any such Person; provided, however, that the aggregate amount of such payments, dividends, distributions or advances does not exceed $4 million;

(17)	(a) the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness, Disqualified Stock or Preferred Stock of the Company and its Restricted Subsidiaries and (b) the payment of dividends, distributions and advances to any Parent of the Company to allow such Parent to purchase, repurchase, redeem or otherwise acquire or retire for value shares of Seller Preferred Stock, in each case pursuant to provisions similar to those described under “—Change of Control” and “—Certain Covenants—Asset Sales;” provided that, prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer or Asset Sale Offer, as the case may be, with respect to the Notes as a result of such Change of Control or Asset Sale, as the case may be, and has repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer or Asset Sale Offer, as the case may be;

(18)	the declaration and payment of dividends or distributions by the Company to any Parent from amounts received from a concurrent dividend or distribution or other payment from the Netcentives Subsidiary for so long as the Netcentives Subsidiary remains an Unrestricted Subsidiary; and

(19)	the repayment of Indebtedness of the Company outstanding under the Senior Subordinated Bridge Loan Facility out of the proceeds from the sale by the Company of Additional Notes pursuant to clause (b) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” in an amount not to exceed $33.6 million;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (4), (5), (6), (7), (8), (10), (11), (17), (18) and (19), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. Except as otherwise provided herein, the Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined in good faith by senior management or the Board of Directors of the Company.

As of the Issue Date, all of the Company’s Subsidiaries (except for the Netcentives Subsidiary and Affinion Loyalty, LLC) will be Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments or Permitted Investments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if Restricted Payments or Permitted Investments in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Dividend and Other Payment Restrictions Affecting Subsidiaries. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a)	(i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(b)	make loans or advances to the Company or any of its Restricted Subsidiaries; or

(c)	sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1)	contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Credit Agreement, other Senior Credit Documents and the Senior Subordinated Bridge Loan Facility,

(2)	the Indenture and the Notes (and any exchange notes and guarantees thereof);

(3)	applicable law or any applicable rule, regulation or order;

(4)	any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(5)	contracts or agreements for the sale of assets, including customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(6)	Secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(7)	restrictions on cash or other deposits or net worth imposed by customers, suppliers or other vendors under contracts entered into in the ordinary course of business;

(8)	customary provisions in joint venture agreements and other similar agreements (including customary provisions in agreements relating to any Joint Venture);

(9)	purchase money obligations for property acquired and Capitalized Lease Obligations in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(10)	customary provisions contained in leases, licenses, contracts and other similar agreements entered into in the ordinary course of business that impose restrictions of the type described in clause (c) above on the property subject to such lease;

(11)	other Indebtedness, Disqualified Stock or Preferred Stock of any Restricted Subsidiary of the Company that is Incurred subsequent to the Issue Date and permitted pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” provided that such encumbrances and restrictions contained in any agreement or instrument will not materially affect the Company’s ability to make anticipated principal or interest payments on the Notes (as determined in good faith by senior management or the Board of Directors of the Company); and

(12)	any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (11) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of senior management or the Board of Directors of the Company, no more restrictive as a whole with respect to such encumbrances and restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this covenant, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common Capital Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to the Company or a Restricted Subsidiary of the Company to other Indebtedness Incurred by the Company or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Asset Sales. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) the Company or any of its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Board of Directors of the Company) of the assets sold or otherwise disposed of and (y) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(a)	any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or any Restricted Subsidiary of the Company (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets,

(b)	any notes or other obligations or other securities or assets received by the Company or such Restricted Subsidiary of the Company from such transferee that are converted by the Company or such Restricted Subsidiary of the Company into cash within 180 days of the receipt thereof (to the extent of the cash received), and

(c)	any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value (as determined in good faith by the Board of Directors of the Company), taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of $50 million or 2.5% of Total Assets of the Company at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value)

shall be deemed to be Cash Equivalents for the purposes of this provision.

The Indenture provides that, within 365 days after the receipt by the Company or any Restricted Subsidiary of the Company of the Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary of the Company may apply the Net Proceeds from such Asset Sale, at its option:

(1)	to repay Secured Indebtedness, including Indebtedness under the Credit Agreement and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto or Pari Passu Indebtedness (provided that if the Company or any Guarantor shall so reduce Obligations under Pari Passu Indebtedness (other than Pari Passu Indebtedness that is Secured Indebtedness), the Company will equally and ratably reduce Obligations under the Notes if the Notes are then prepayable or, if the Notes may not then be prepaid, by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, the pro rata principal amount of Notes that would otherwise be prepaid) or Indebtedness of a Restricted Subsidiary that is not a Guarantor, in each case other than Indebtedness owed to the Company or an Affiliate of the Company; or

(2)	to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Company), or capital expenditures or assets, in each case used or useful in a Similar Business, and/or

(3)	to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Company), properties or assets that replace the properties and assets that are the subject of such Asset Sale or Event of Loss;

provided that in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as to purchase (x) such purchase is consummated within 545 days after the receipt by the Company or any Restricted Subsidiary of the Net Proceeds

of any Asset Sale and (y) if such purchase is not consummated within the period set forth in subclause (x), the Net Proceeds not so applied will be deemed to be Excess Proceeds (as defined below).

Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary of the Company may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents or Investment Grade Securities. The Indenture provides that any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the second paragraph of this covenant (it being understood that any portion of such Net Proceeds used to make an offer to purchase the Notes, as described in clause (1) above, shall be deemed to have been invested whether or not such offer is accepted) will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25 million, the Company shall make an offer to all holders of Notes (and, at the option of the Company, to holders of any Pari Passu Indebtedness) (an “Asset Sale Offer”) to purchase the maximum principal amount of Notes (and such Pari Passu Indebtedness) that is an integral multiple of $1,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such Pari Passu Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and Additional Interest, if any (or, in respect of such Pari Passu Indebtedness, such lesser price, if any, as may be provided for by the terms of such Pari Passu Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Company will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $25 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes (and such Pari Passu Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for any purpose that is not prohibited by the Indenture. If the aggregate principal amount of Notes surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes (and such Pari Passu Indebtedness) to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

If more Notes (and such Pari Passu Indebtedness) are tendered pursuant to an Asset Sale Offer than the Company is required to purchase, the principal amount of the Notes (and Pari Passu Indebtedness) to be purchased will be determined pro rata based on the principal amounts so tendered and the selection of the actual Notes of each series for purchase will be made by the Trustee on a pro rata basis to the extent practicable; provided, however, that no Notes of $1,000 or less shall be purchased in part.

Notice of an Asset Sale Offer shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each holder of Notes at such holder’s registered address. If any Note is to be purchased in part only, any notice of purchase that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased.

A new Note in principal amount equal to the unpurchased portion of any Note purchased in part will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the purchase date, unless the Company defaults in payment of the purchase price, interest shall cease to accrue on Notes or portions thereof purchased.

The Credit Agreement provides that certain asset sale events with respect to the Company would constitute a default under the Credit Agreement. Any future credit agreements or other similar agreements to which the

Company becomes a party may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders, including the lenders under the Credit Agreement to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture that would, in turn, constitute a default under the Company’s other Indebtedness.

Transactions with Affiliates. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $5 million, unless:

(1)	such Affiliate Transaction is on terms that are not less favorable to the Company or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20 million, the Company delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Company approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(1)	transactions between or among the Company and/or any of its Restricted Subsidiaries;

(2)	Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and Investments under the definition of “Permitted Investments;”

(3)	the entering into of any agreement (and any amendments or modifications to such agreements) to pay, and the payment of, (i) management, consulting, monitoring and advisory fees and expenses to the Sponsor in an aggregate amount in any fiscal year not to exceed the greater of (x) $5 million and (y) 2% of Consolidated Cash Flow, and expense reimbursement, in each case made pursuant to any agreement, or any agreement contemplated by such agreement, each as described under the caption “Certain Relationships and Related Party Transactions” in the Offering Circular and (ii) the termination fees pursuant to the Sponsor Consulting Agreement not to exceed the amount set forth in the Sponsor Consulting Agreement as in effect on the Issue Date;

(4)	the payment of reasonable and customary fees to, and indemnity provided on behalf of officers, directors, employees or consultants of the Company, any Parent of the Company or any Restricted Subsidiary of the Company;

(5)	payments by the Company or any of its Restricted Subsidiaries to the Sponsor made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are (x) approved by a majority of the Board of Directors of the Company in good faith or (y) made pursuant to any agreement, or any agreement contemplated by such agreement, each as described under the caption “Certain Relationships and Related Party Transactions” in the Offering Circular;

(6)	transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7)	payments or loans (or cancellation of loans) to employees or consultants that are (x) approved by a majority of the Board of Directors of the Company in good faith, (y) made in compliance with applicable law and (z) otherwise permitted under the Indenture;

(8)	any agreement as in effect as of the Issue Date and any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby as determined in good faith by senior management or the Board of Directors of the Company;

(9)	the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, the Transaction Documents and any amendment thereto or similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement are not otherwise more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date;

(10)	transactions to effect the Transactions and the payment of all fees and expenses related to the Transactions, as described in the Offering Circular or contemplated by the Transaction Documents;

(11)	transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are fair to the Company or the Restricted Subsidiaries, in the reasonable determination of the members of the Board of Directors or the senior management of the Company, or are on terms at least as favorable as would reasonably have been entered into at such time with an unaffiliated party;

(12)	if otherwise permitted under the Indenture, the issuance of Equity Interests (other than Disqualified Stock) of the Company to any Permitted Holder or to any director, officer, employee or consultant of the Company or any Parent of the Company;

(13)	the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the Company or of a Restricted Subsidiary of the Company, as appropriate, in good faith;

(14)	the entering into of any tax sharing agreement or arrangement and any payment permitted by clause (12) of the second paragraph of the covenant described under “—Limitations on Restricted Payments;”

(15)	any contribution to the capital of the Company;

(16)	transactions between the Company or any of its Restricted Subsidiaries and any Person, a director of which is also a director of the Company or any direct or indirect parent company of the Company, provided, however, that such director abstains from voting as a director of the Company or such direct or indirect parent company, as the case may be, on any matter involving such other Person;

(17)	pledges of Equity Interests of Unrestricted Subsidiaries; and

(18)	any employment agreements entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business.

Liens. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured (or, in the case of Indebtedness subordinated to the Notes or the related Guarantees, prior or senior thereto, with the same relative priority as the Notes will have with respect to such subordinated Indebtedness) until such time as such obligations are no longer secured by a Lien.

Reports and Other Information. The Indenture provides that notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Company will file with the SEC (unless the SEC will not accept such a filing), and provide the Trustee and holders with copies thereof, without cost to each holder, within 15 days after it files (or attempts to file) them with the SEC,

(1)	within the time periods specified by the Exchange Act, an annual report on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form);

(2)	within the time periods specified by the Exchange Act, a quarterly report on Form 10-Q (or any successor or comparable form), it being expressly understood that the first of such quarterly reports furnished to the holders of the Notes was a report for the quarter ended September 30, 2005, which was required to be furnished on or prior to the 75th day following September 30, 2005; and

(3)	all current reports that would be required to be filed with the SEC on Form 8-K.

In addition, the Company will make such information available to prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding during any period when it is not subject to Section 13 or 15(d) of the Exchange Act, it will furnish to the holders of the Notes and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Notwithstanding the foregoing, the Company will be deemed to have furnished such reports referred to above to the Trustee and the holders if it has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available. In addition, such requirements shall be deemed satisfied prior to the commencement of the exchange offer contemplated by the registration rights agreements relating to the Notes or the effectiveness of the shelf registration statement by the filing with the SEC of the exchange offer registration statement and/or shelf registration statement in accordance with the provisions of such registration rights agreements, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act and such registration statement and/or amendments thereto are filed at times that otherwise satisfy the time requirements set forth in the first paragraph of this covenant.

In addition, if at any time any Parent of the Company becomes a Guarantor (there being no obligation of any Parent to do so), holds no material assets other than cash, Cash Equivalents and the Capital Stock of the Company or of any direct or indirect parent corporation of the Company (and performs the related incidental activities associated with such ownership) and complies with the requirements of Rule 3-10 of Regulation S-X promulgated by the SEC (or any successor provision), the reports, information and other documents required to be filed and furnished to holders of the Notes pursuant to this covenant may, at the option of the Company, be filed by and be those of such Parent rather than the Company.

Notwithstanding the foregoing, the Company shall not be required to furnish any information, certifications or reports required by Items 307 and 308 of Regulation S-K prior to the effectiveness of the Exchange Offer Registration Statement or Shelf Registration Statement, as applicable.

Future Guarantors. The Indenture provides that the Company will cause each Restricted Subsidiary that Guarantees any Indebtedness of the Company or any of the Guarantors (excluding a Guarantee of Indebtedness of a Non-Guarantor Restricted Subsidiary issued by a Non-Guarantor Restricted Subsidiary) to execute and deliver to the Trustee a Guarantee pursuant to which such Restricted Subsidiary will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any and interest on the

Notes on a senior or pari passu basis and all other obligations under the Indenture. Notwithstanding the foregoing, in the event any Guarantor is released and discharged in full from all of its obligations under Guarantees of (1) each Credit Agreement and (2) all other Indebtedness of the Company and its Restricted Subsidiaries, then the Guarantee of such Guarantor shall be automatically and unconditionally released or discharged; provided that such Restricted Subsidiary has not incurred any Indebtedness or issued any Preferred Stock in reliance on its status as a Guarantor under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” unless such Guarantor’s obligations under such Indebtedness or Preferred Stock, as the case may be, so incurred are satisfied in full and discharged or are otherwise permitted under one of the exceptions available at the time of such release to Restricted Subsidiaries under the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Each Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each Guarantee shall be released in accordance with the provisions of the Indenture described under “—Guarantees.”

Payments for Consent. The Indenture provides that the Company will not, and will not permit any of the Subsidiaries of the Company to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of the Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets

The Indenture provides that the Company may not consolidate, amalgamate or merge with or into or wind up into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(1)	the Company is a surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof (the Company or such Person, as the case may be, being herein called the “Successor Company”);

(2)	the Successor Company (if other than the Company) expressly assumes all the obligations of the Company under the Indenture and the Notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3)	immediately after giving effect to such transaction no Default or Event of Default shall have occurred and be continuing;

(4)	immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either

(a)	the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” or

(b)	the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than or equal to such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;

(5)	each Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture and the Notes;

(6)	if the Successor Company is not organized as a corporation after such transaction, a successor corporation which is a Subsidiary of the Successor Company shall continue to be co-obligor of the Notes and shall have by supplemental indenture confirmed its obligations under the Indenture and the Notes; and

(7)	the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

The Successor Company (if other than the Company) will succeed to, and be substituted for, the Company under the Indenture and the Notes, and the Company will automatically be released and discharged from its obligations under the Indenture and the Notes, but in the case of a lease of all or substantially all of its assets, the Company will not be released from the obligations to pay the principal of and interest on the Notes. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary may consolidate or amalgamate with, merge into, sell, assign or transfer, lease, convey or otherwise dispose of all or part of its properties and assets to the Company or to another Restricted Subsidiary and (b) the Company may merge, amalgamate or consolidate with an Affiliate incorporated or organized solely for the purpose of incorporating or organizing the Company in another state of the United States, the District of Columbia or any territory of the United States so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby (any transaction described in this sentence a “Specified Merger/Transfer Transaction”). This “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and its Restricted Subsidiaries.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Although there is a limited body of case law interpreting the phrase “substantially all,” under New York law, which governs the Indenture, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

The Indenture will further provide that subject to certain limitations in the Indenture governing release of a Guarantee upon the sale or disposition of a Restricted Subsidiary of the Company that is a Subsidiary Guarantor, each Subsidiary Guarantor will not, and the Company will not permit any Subsidiary Guarantor to, consolidate, amalgamate or merge with or into or wind up into (whether or not such Subsidiary Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(1)	either

(a)	such Subsidiary Guarantor is a surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Subsidiary Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition is made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof (such Subsidiary Guarantor or such Person, as the case may be, being herein called the “Successor Guarantor”) and the Successor Guarantor (if other than such Subsidiary Guarantor) expressly assumes all the obligations of such Subsidiary Guarantor under the Indenture and such Subsidiary Guarantor’s Guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee; or

(b)	such sale or other disposition or consolidation or merger complies with the covenant described above under the caption “—Certain Covenants—Asset Sales;”

(2)	immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Guarantor or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing; and

(3)	any Successor Guarantor (if other than such Subsidiary Guarantor) shall have delivered or caused to be delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

Subject to certain limitations described in the Indenture, the Successor Guarantor will succeed to, and be substituted for, such Subsidiary Guarantor under the Indenture and such Subsidiary Guarantor’s Guarantee, and such Subsidiary Guarantor will automatically be released and discharged from its obligations under the Indenture and such Subsidiary Guarantor’s guarantee. Notwithstanding clause (2) of the foregoing paragraph, (i) a Subsidiary Guarantor may merge, amalgamate or consolidate with an Affiliate incorporated or organized solely for the purpose of incorporating or organizing such Subsidiary Guarantor in another state of the United States, the District of Columbia or any territory of the United States, so long as the amount of Indebtedness of the Subsidiary Guarantor is not increased thereby and (ii) a Subsidiary Guarantor may merge, amalgamate or consolidate with another Subsidiary Guarantor or the Company.

Defaults

An Event of Default is defined in the Indenture as:

(1)	a default in any payment of interest on, or Additional Interest with respect to, any Note when due that continues for 30 days,

(2)	a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,

(3)	the failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the caption “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets,”

(4)	the failure by the Company or any of its Restricted Subsidiaries to comply for 30 days after notice with any of its obligations under the covenants described under “—Certain Covenants” (other than a failure to purchase Notes),

(5)	the failure by the Company or any of the Restricted Subsidiaries of the Company to comply for 60 days after notice with its other agreements contained in the Notes or the Indenture,

(6)	the failure by the Company or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to a Restricted Subsidiary of the Company) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $30 million or its foreign currency equivalent (the “cross-acceleration provision”),

(7)	certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the “bankruptcy provisions”),

(8)	failure by the Company or any Significant Subsidiary to pay final judgments aggregating in excess of $30 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provision”), or

(9)	any Guarantee of a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms thereof) or any Guarantor that qualifies as a Significant Subsidiary denies or disaffirms its obligations under the Indenture or any Guarantee and such Default continues for 10 days.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clauses (4) and (5) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the Notes outstanding notify the Company of the default and the Company does not cure such default within the time specified in clauses (4) and (5) hereof after receipt of such notice.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Company) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the Notes outstanding by notice to the Company may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of the Notes outstanding may rescind any such acceleration with respect to the Notes and its consequences.

In the event of any Event of Default specified in clause (6) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the Company delivers an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing,

(2)	holders of at least 25% in principal amount of the Notes outstanding have requested the Trustee to pursue the remedy,

(3)	such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense,

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5)	the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the Notes outstanding are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is actually known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any applicable Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the noteholders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provision may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

(1)	reduce the amount of Notes whose holders must consent to an amendment,

(2)	reduce the rate of or extend the time for payment of interest on any Note,

(3)	reduce the principal of or change the Stated Maturity of any Note,

(4)	reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “—Optional Redemption,”

(5)	make any Note payable in money other than that stated in such Note,

(6)	impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes,

(7)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions,

(8)	expressly subordinate the Notes or any Guarantee thereof to any other Indebtedness of the Company or any Guarantor, or

(9)	modify the Guarantees in any manner adverse to the holders.

Notwithstanding the preceding, without the consent of any holder, the Company and Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a Successor

Company of the obligations of the Company under the Indenture and the Notes, to provide for the assumption by a Successor Guarantor of the obligations of a Subsidiary Guarantor under the Indenture and its Guarantee, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add Guarantees with respect to the Notes, to secure the Notes, to add to the covenants of the Company for the benefit of the holders or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any holder, to comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA, to effect any provision of the Indenture or to make certain changes to the Indenture to provide for the issuance of Additional Notes.

The consent of the noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, the Company is required to mail to the noteholders a notice briefly describing such amendment. However, the failure to give such notice to all noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Directors, Officers, Employees and Stockholders

The Indenture provides that no director, officer, employee, incorporator or holder of any Equity Interests in the Company, as such, will have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Transfer and Exchange

A noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a noteholder to pay any taxes required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption or to transfer or exchange any Note for a period of 15 days prior to a selection of Notes to be redeemed. The Notes will be issued in registered form and the registered holder of a Note will be treated as the owner of such Note for all purposes.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration or transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1)

either (a) all the Notes theretofore authenticated under the Indenture and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Notes under the Indenture (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year or (iii) if redeemable at the option of the Company, have been called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2)	the Company has and/or the Guarantors have paid all other sums payable under the Indenture; and

(3)	the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Defeasance

The Indenture provides that the Company at any time may terminate all its obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under certain covenants that are described in the Indenture, including the covenants described under “—Certain Covenants,” the operation of the cross-acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under “—Defaults” and the undertakings and covenants contained under “—Change of Control” and “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” (“covenant defeasance”). If the Company exercise its legal or covenant defeasance option each Guarantor will be released from all of its obligations with respect to its Guarantee.

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (5), (6), (7) (with respect only to Significant Subsidiaries), (8) or (9) under “—Defaults” or because of the failure of the Company to comply with the undertakings and covenants contained under “—Change of Control.”

In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable federal income tax law). Notwithstanding the foregoing, the Opinion of Counsel required by the immediately preceding sentence with respect to a legal defeasance need not be delivered if all of the Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable or (y) will become due and payable at their Stated Maturity within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

Concerning the Trustee

Wells Fargo Bank, National Association is the Trustee under the Indenture and has been appointed by the Company as registrar and a paying agent with regard to the Notes.

If the Trustee becomes a creditor of the Company or any Guarantor, the Indenture and the TIA limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that in case an Event of Default will occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder will have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Registration Rights; Additional Interest

The following description is a summary of the material provisions of the Registration Rights Agreements. It does not restate those agreements in their entirety. We urge you to read the Registration Rights Agreements in their entirety because they, and not this description, define your registration rights as Holders of these Notes.

On October 17, 2005, the Company, the Guarantors and the Initial Purchasers of the Initial Senior Notes entered into a Registration Rights Agreement (the “Initial Senior Notes Registration Rights Agreement”) and on May 3, 2006, the Company, the Guarantors and the Initial Purchasers of the Additional Senior Notes entered into a Registration Rights Agreement (the “Additional Senior Notes Registration Rights Agreement” and together with the Initial Senior Notes Registration Rights Agreement, the “Registration Rights Agreements”). Pursuant to the Registration Rights Agreements, the Company and the Guarantors agreed to file with the SEC the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the Exchange Notes. As soon as practicable following the effectiveness of the Exchange Offer Registration Statement, the Company and the Guarantors agreed to offer to the Holders of Notes pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their Notes for Exchange Notes.

If:

(1)	the Company and the Guarantors are not permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or SEC policy;

(2)	for any reason, the Exchange Offer is not consummated within the required time period; or

(3)	any Holder of Notes notifies the Company that:

(a)	it is prohibited by law or SEC policy from participating in the Exchange Offer; or

(b)	it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c)	it is a broker-dealer and owns Notes acquired directly from the Company or an affiliate of the Company,

the Company and the Guarantors will file with the SEC a Shelf Registration Statement to cover resales of the Notes by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

The Company and the Guarantors will use their commercially reasonable efforts to cause the applicable registration statement to be declared effective as promptly as possible by the SEC.

The Registration Rights Agreements each provide:

(1)	unless the Exchange Offer would not be permitted by applicable law or SEC policy, the Company and the Guarantors will prepare and use commercially reasonable efforts to file an Exchange Offer Registration Statement with the SEC on or prior to 180 days after the closing of the applicable offering;

(2)	unless the Exchange Offer would not be permitted by applicable law or SEC policy, the Company and the Guarantors will use their commercially reasonable efforts to have the Exchange Offer Registration Statement declared effective by the SEC on or prior to 300 days after the closing of the applicable offering;

(3)	as soon as practicable after the effectiveness of the Exchange Offer Registration Statement, unless the Exchange Offer would not be permitted by applicable law or SEC policy, the Company and the Guarantors will

(a)	commence the Exchange Offer; and

(b)	issue Exchange Notes in exchange for all Notes tendered prior thereto in the Exchange Offer; and

(4)	if obligated to file the Shelf Registration Statement, the Company and the Guarantors will prepare and use commercially reasonable efforts to file the Shelf Registration Statement with the SEC on or prior to 180 days after such filing obligation arises and use their commercially reasonable efforts to cause the Shelf Registration to be declared effective by the SEC on or prior to 300 days after such obligation arises.

If:

(1)	the Company and the Guarantors fail to file any of the registration statements required by the Registration Rights Agreements on or before the date specified for such filing; or

(2)	any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”); or

(3)	the Company and the Guarantors fail to consummate the Exchange Offer within 30 Business Days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement; or

(4)	the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales or exchanges of Notes during the periods specified in the Registration Rights Agreements (each such event referred to in clauses (1) through (4) above, a “Registration Default”), then the Company and the Guarantors will pay Additional Interest to each Holder of Notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to one-quarter of one percent (0.25%) per annum on the principal amount of Notes held by such Holder.

The amount of the Additional Interest will increase by an additional one-quarter of one percent (0.25%) per annum on the principal amount of Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Additional Interest for all Registration Defaults of 1.0% per annum.

All accrued Additional Interest will be paid by the Company and the Guarantors on each interest payment date to the Global Note Holder by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

Immediately upon the cure of all Registration Defaults, the accrual of Additional Interest will cease.

Holders of Notes will be required to make certain representations to the Company (as described in the Registration Rights Agreements) in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreements in order to have their Notes included in the Shelf Registration Statement and benefit from the provisions regarding Additional Interest set forth above. By acquiring Notes, a Holder will be deemed to have agreed to indemnify the Company and the Guarantors against certain losses arising out of information furnished by such Holder in writing for inclusion in any Shelf Registration Statement. Holders of Notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from the Company.

Certain Definitions

“Acquired Indebtedness” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged or consolidated with or into or becomes a Restricted Subsidiary of such specified Person, and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person,

in each case, other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by such Person, or such asset was acquired by such Person, as applicable.

“Additional Interest” means all additional interest owing on the Notes pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of the Indenture, Cendant Corporation and its Affiliates are not deemed Affiliates of the Company so long as (1) such entities would be Affiliates of the Company only by virtue of their beneficial ownership of Capital Stock of the Company and (2) such entities beneficially own, as a group, less of the voting power of the Company than is beneficially owned by the Sponsor.

“Asset Sale” means:

(1)	the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) of the Company or any Restricted Subsidiary of the Company (each referred to in this definition as a “disposition”) or

(2)	the issuance or sale of Equity Interests (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals) of any Restricted Subsidiary (other than to the Company or another Restricted Subsidiary of the Company) (whether in a single transaction or a series of related transactions), in each case other than:

(a)	a disposition of Cash Equivalents or Investment Grade Securities or obsolete, damaged or worn out property or equipment in the ordinary course of business;

(b)	the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control;

(c)	for purposes of “—Certain Covenants—Asset Sales” only, any Restricted Payment or Permitted Investment (other than a Permitted Investment to the extent such transaction results in the receipt of Cash Equivalents or Investment Grade Securities by the Company or its Restricted Subsidiaries) that is permitted to be made, and is made, under the covenant described above under “—Certain Covenants—Limitation on Restricted Payments;”

(d)	any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate Fair Market Value of less than $7.5 million;

(e)	any disposition of property or assets or the issuance of securities by a Restricted Subsidiary of the Company to the Company or by the Company or a Restricted Subsidiary of the Company to a Restricted Subsidiary of the Company;

(f)	any foreclosures on assets or property of the Company or its Subsidiaries;

(g)	any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(h)	any sale of inventory, equipment or other assets in the ordinary course of business;

(i)	any grant in the ordinary course of business of any license of patents, trademarks, know-how and any other intellectual property;

(j)	any exchange of assets for assets (including a combination of assets and Cash Equivalents) related to a Similar Business of comparable or greater market value or usefulness to the business of the Company and its Restricted Subsidiaries as a whole, as determined in good faith by the Board of Directors of the Company, which in the event of an exchange of assets with a Fair Market Value in excess of (1) $10.0 million shall be evidenced by an Officers’ Certificate, and (2) $25.0 million shall be set forth in a resolution approved in good faith by at least a majority of the Board of Directors of the Company; and

(k)	in the ordinary course of business, any swap of assets, or lease, assignment or sublease of any real or personal property, in exchange for services (including in connection with any outsourcing arrangements in which the Company enters into a multi-year services arrangement with the transfer of such assets) of comparable or greater value or usefulness to the business of the Company and its Restricted Subsidiaries as a whole, as determined in good faith by senior management or the Board of Directors of the Company, which in the event of a swap with a Fair Market Value in excess of (1) $10.0 million shall be evidenced by an Officers’ Certificate and (2) $25.0 million shall be set forth in a resolution approved in good faith by at least a majority of the Board of Directors of the Company.

“Bank Indebtedness” means any and all amounts payable under or in respect of the Credit Agreement or the other Senior Credit Documents, as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of the Credit Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City.

“Capital Stock” means:

(1)	in the case of a corporation or a company, corporate stock or shares;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Contribution Amount” means the aggregate amount of cash contributions made to the capital of the Company or any Guarantor described in the definition of “Contribution Indebtedness.”

“Cash Equivalents” means:

(1)	U.S. dollars, pounds sterling, euros, national currency of any participating member state in the European Union or, in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2)	securities issued or directly and fully guaranteed or insured by the government of the United States or any country that is a member of the European Union or any agency or instrumentality thereof, in each case with maturities not exceeding two years from the date of acquisition;

(3)	certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year, and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250 million, or the foreign currency equivalent thereof, and whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(4)	repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper issued by a corporation (other than an Affiliate of the Company) rated at least “A-1” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6)	readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7)	Indebtedness issued by Persons (other than Permitted Holders or any of their Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition; and investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period (without giving effect to the amount added to Net Income in calculating Consolidated Net Income for the excess of the provision for taxes over cash taxes) plus:

(1)	provision for taxes based on income, profits or capital of such Person and its Restricted Subsidiaries for such period, including, without limitation, state franchise and similar taxes, and including an amount equal to the amount of tax distributions actually made to the holders of Capital Stock of such Person or any Parent of such Person in respect of such period in accordance with clause (12) of the second paragraph under “—Certain Covenants—Limitation on Restricted Payments,” which shall be included as though such amounts had been paid as income taxes directly by such Person, in each case to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2)	Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(3)	depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(4)	the amount of any restructuring charges or expenses (which, for the avoidance of doubt, shall include retention and supplemental bonus payments payable in connection with the Acquisition or otherwise, exit costs, severance payments, systems establishment costs or excess pension charges), to the extent that any such charges or expenses were deducted in computing such Consolidated Net Income; plus

(5)	the amount of management, monitoring, consulting and advisory fees and related expenses paid to the Permitted Holders (or any accruals relating to such fees and related expenses) during such period; provided that such amount shall not exceed in any four quarter period the greater of (x) $2.5 million or (y) 1.0% of Consolidated Cash Flow (calculated without giving effect to this clause (5)); plus

(6)	for any quarter in the four quarter period ended June 30, 2005, all adjustments to net income (or loss) used in connection with the calculation of pro forma “Adjusted EBITDA” for the last twelve months ended June 30, 2005 (as set forth in the Offering Circular under Note (4) to the section entitled “Offering Circular Summary—Summary Historical and Pro Forma Condensed Consolidated and Combined Financial and Other Data”) to the extent such adjustments are not fully reflected in the applicable quarter and continue to be applicable; plus

(7)	an amount of $3.0 million for each of the four consecutive calendar quarters commencing with the calendar quarter beginning January 1, 2005, representing anticipated cost savings from the 2005 Reorganization (as defined in the Offering Circular); minus

(8)	non-cash items increasing such Consolidated Net Income for such period (excluding the recognition of deferred revenue or any non-cash items which represent the reversal of any accrual of, or reserve for, anticipated cash charges in any prior period and any items for which cash was received in any prior period and excluding amounts increasing Consolidated Net Income pursuant to clause (15) of the definition of Consolidated Net Income);

in each case, on a consolidated basis and determined in accordance with GAAP. For purposes of calculating Consolidated Cash Flow, the calculation shall exclude the effects of purchase accounting as a result of the Transactions.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, the Fixed Charges of, the depreciation and amortization and other non-cash expenses or non-cash items of and the restructuring charges or expenses of, a Restricted Subsidiary of the Company will be added to (or subtracted from, in the case of non-cash items described in clause (8) above) Consolidated Net Income to compute Consolidated Cash Flow of the Company (A) in the same proportion that the Net Income of such Restricted Subsidiary was added to compute such Consolidated Net Income of the Company and (B) only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or distributed to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

“Consolidated Leverage Ratio” means, with respect to any Person at any date, the ratio of (a) the aggregate amount of all Indebtedness of such Person and its Restricted Subsidiaries less cash and cash equivalents (excluding restricted cash), in each case, determined on a consolidated basis in accordance with GAAP as of such date to (b) the Consolidated Cash Flow of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date. In the event that the Company or any of its Restricted Subsidiaries Incurs or redeems any Indebtedness subsequent to the commencement of the period for which the Consolidated Leverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Consolidated Leverage Ratio is made, then the Consolidated Leverage Ratio shall be calculated giving pro forma effect to such Incurrence or redemption of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period. The provisions applicable to pro forma transactions and Indebtedness set forth in the second paragraph of the definition of “Fixed Charge Coverage Ratio” will apply for purposes of making the computation referred to in this paragraph.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, plus the amount that the provision for taxes exceeds cash taxes paid by such Person and its Restricted Subsidiaries in such period; provided, that:

(1)	any net after-tax extraordinary or nonrecurring or unusual gains, losses, income, expense or charges (less all fees and expenses relating thereto), including, without limitation, any severance, relocation or other restructuring costs and transition expenses Incurred as a direct result of the transition of the Company to an independent operating company in connection with the Transactions and fees, expenses or charges related to any offering of Equity Interests of such Person, any Investment, any acquisition or any offering of Indebtedness permitted to be Incurred by the Indenture (in each case, whether or not successful), including any such fees, expenses or charges related to the Transactions, in each case, shall be excluded;

(2)	any increase in amortization or depreciation or any one-time non-cash charges resulting from purchase accounting in connection with any acquisition that is consummated on or after the Issue Date, shall be excluded;

(3)	the cumulative effect of a change in accounting principles during such period shall be excluded;

(4)	any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(5)	any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by senior management or the Board of Directors of the Company) shall be excluded;

(6)	any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness shall be excluded;

(7)

the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period (excluding any amounts received from the Netcentives Subsidiary to the extent such amounts are distributed or otherwise paid to the Sponsor pursuant to clause (18) of the second paragraph of “—Certain Covenants—Limitation on Restricted Payments”);

(8)	solely for the purpose of covenant described under “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Subsidiary Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary or its equity holders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the Consolidated Net Income of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person or a Restricted Subsidiary of such Person (subject to the provisions of this clause (8)), to the extent not already included therein;

(9)	any non-cash impairment charge or asset write-off resulting from the application of Statement of Financial Accounting Standards No. 142 and 144, and the amortization of intangibles arising pursuant to No. 141, shall be excluded;

(10)	any non-cash expenses realized or resulting from employee benefit plans or post-employment benefit plans, grants of stock appreciation or similar rights, stock options or other rights to officers, directors and employees of such Person or any of its Restricted Subsidiaries shall be excluded;

(11)	any one-time non-cash compensation charges shall be excluded;

(12)	non-cash gains, losses, income and expenses resulting from fair value accounting required by Statement of Financial Accounting Standards No. 133 and related interpretations shall be excluded;

(13)	the effects of purchase accounting as a result of the Transactions shall be excluded;

(14)	accruals and reserves that are established within twelve months after the Issue Date and that are so required to be established in accordance with GAAP shall be excluded; and

(15)	to the extent not already reflected in Consolidated Net Income, the amount of any accrual, reserve or other charge that reduces Net Income of such Person that was taken in respect of expected or actual Losses by reason of (x) any legal proceedings disclosed in the Offering Circular including the financial statements included herein, or relating to the same facts and circumstances as disclosed, or (y) a breach or violation of law, in each case, shall be excluded; provided that (as certified in an Officers’ Certificate delivered to the Trustee) the Company has (i) a reasonable good faith belief that it is entitled to be indemnified by Cendant pursuant to the Stock Purchase Agreement in respect of such Losses in an amount greater than or equal to the amount to be excluded from the calculation of Consolidated Net Income pursuant to this clause (15) and (ii) has provided Cendant a notice in respect of the Company’s intent to seek indemnity; provided, further that (x) if Net Income is increased as a result of any amounts received from Cendant in respect of such an indemnity and the right to be so indemnified was used in a prior period to increase Consolidated Net Income pursuant to this clause (15), such amounts received shall be excluded from Consolidated Net Income and (y) to the extent the actual indemnity received is less than the expected indemnity amount excluded in a prior period pursuant to this clause (15), Consolidated Net Income shall be reduced by the difference in the period in which such lower actual indemnity amounts are received or in which a final judgment of a court of competent jurisdiction is made that the Company is entitled to no indemnity.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from the calculation of Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary of the Company in respect of or that originally constituted Restricted Investments.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2)	to advance or supply funds:

(a)	for the purchase or payment of any such primary obligation; or

(b)	to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contribution Indebtedness” means Indebtedness of the Company or any Guarantor in an aggregate principal amount not greater than twice the aggregate amount of cash contributions (other than Excluded Contributions and amounts applied to make a Restricted Payment in accordance with clause (2) of the second paragraph of “—Certain Covenants—Limitation on Restricted Payments”) made to the capital of the Company or such Guarantor after the Issue Date (other than any cash contributions in connection with the Transactions); provided, however that: (1) if the aggregate principal amount of such Contribution Indebtedness is greater than the aggregate amount of such cash contributions to the capital of the Company or such Guarantor, as applicable, the amount in excess shall be Indebtedness (other than Secured Indebtedness) with a Stated Maturity later than the Stated Maturity of the Notes; (2) such Contribution Indebtedness (a) is Incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officers’ Certificate on the date of Incurrence thereof; and (3) such cash contribution is not and has not been included in the calculation of permitted Restricted Payments under the covenant described in “—Certain Covenants—Limitation on Restricted Payments.”

“Credit Agreement” means (i) the credit agreement entered into in connection with, and on or prior to, the consummation of the Transactions, among the Company, the financial institutions named therein and Credit Suisse, Cayman Islands Branch (or an affiliate thereof), as Administrative Agent, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any one or more agreements or indentures extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Company to be included in the definition of “Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as

Designated Non-cash Consideration pursuant to an Officers’ Certificate setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Company or any Parent of the Company (other than Disqualified Stock), that is issued for cash (other than to the Company or any of its Subsidiaries or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable, putable or exchangeable), or upon the happening of any event:

(1)	matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise,

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person, or

(3)	is redeemable at the option of the holder thereof, in whole or in part,

in each case prior to 91 days after the maturity date of the Notes;

provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that (x) if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability and (y) such Capital Stock shall not constitute Disqualified Stock if such Capital Stock matures or is mandatorily redeemable or is redeemable at the option of the holders thereof as a result of a change of control or asset sale so long as the relevant asset sale or change of control provisions, taken as a whole, are no more favorable in any material respect to holders of such Capital Stock than the asset sale and change of control provisions applicable to the Notes and any purchase requirement triggered thereby may not become operative until compliance with the asset sale and change of control provisions applicable to the Notes (including the purchase of any Notes tendered pursuant thereto); provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Domestic Restricted Subsidiary” means a Restricted Subsidiary that is not a Foreign Subsidiary.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of common stock or Preferred Stock of any Person (other than Disqualified Stock), other than:

(1)	public offerings with respect to the Capital Stock of such Person registered on Form S-4 or Form S-8;

(2)	any such public or private sale that constitutes an Excluded Contribution;

(3)	an issuance to any Subsidiary; and

(4)	any Cash Contribution Amounts.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined in good faith by senior management or the Board of Directors of the Company) received by the Company from:

(1)	contributions to its common Capital Stock, and

(2)	the sale (other than to a Subsidiary of the Company or pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company or any of its Subsidiaries) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company,

in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by an Officer of the Company.

“Fair Market Value” means, with respect to any asset or property, the price that could be negotiated in an arm’s-length transaction between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense (net of interest income) to the extent it relates to Indebtedness of such Person and its Restricted Subsidiaries for such period and to the extent such expense was deducted in computing Consolidated Net Income, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations (but excluding the amortization or writeoff of deferred financing fees or expenses of any bridge or other financing fee in connection with the Transactions); plus

(2)	the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)	to the extent not included in clause (1) above, the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or Preferred Stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests (other than Disqualified Stock) of the Company or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such

Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of such period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio referred to above, Investments, acquisitions, dispositions, mergers, consolidations or discontinued operations (as determined in accordance with GAAP) that have been made by the Company or any Restricted Subsidiary during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations or discontinued operations (including the Transactions) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, merger or consolidation or discontinued any operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or discontinued operation had occurred at the beginning of the applicable four-quarter period. For purposes of this definition, whenever pro forma effect is to be given to an Investment, acquisition, disposition, merger, consolidation or discontinued operation (including the Transactions) and the amount of income or earnings relating thereto, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company and shall comply with the requirements of Rule 11-02 of Regulation S-X promulgated by the SEC, except that such pro forma calculations may include operating expense reductions for such period resulting from the transaction which is being given pro forma effect that have been realized or for which substantially all the steps necessary for realization have been taken or are reasonably expected to be taken within twelve months following any such transaction, including, but not limited to, the execution or termination of any contracts, the reduction of costs related to administrative functions or the termination of any personnel, as applicable; provided that, in either case, such adjustments are set forth in an Officers’ Certificate signed by the Company’s chief financial officer and another Officer which states (i) the amount of such adjustment or adjustments, (ii) that such adjustment or adjustments are based on the reasonable good faith beliefs of the Officers executing such Officers’ Certificate at the time of such execution and (iii) that any related incurrence of Indebtedness is permitted pursuant to the Indenture. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if the related hedge has a remaining term in excess of twelve months).

Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

“Flow Through Entity” means an entity that is treated as a partnership not taxable as a corporation, a grantor trust or a disregarded entity for U.S. federal income tax purposes or subject to treatment on a comparable basis for purposes of state, local or foreign tax law.

“Foreign Subsidiary” means a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state or territory thereof or the District of Columbia and any direct or indirect subsidiary of such Restricted Subsidiary.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date. For the purposes of the Indenture, the term “consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means any guarantee of the obligations of the Company under the Indenture and the Notes by any Person in accordance with the provisions of the Indenture.

“Guarantor” means any Person that Incurs a Guarantee; provided that upon the release or discharge of such Person from its Guarantee in accordance with the Indenture, such Person ceases to be a Guarantor.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1)	currency exchange or interest rate swap agreements, cap agreements and collar agreements; and

(2)	other agreements or arrangements designed to manage exposure or protect such Person against fluctuations in currency exchange or interest rates.

“holder” or “noteholder” means the Person in whose name a Note is registered on the registrar’s books.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person:

(1)	the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a current account payable, trade payable or similar obligation Incurred, (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2)	to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and

(3)	to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money;

(2) deferred or prepaid revenues; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) the Seller Preferred Stock whether or not reflected as a liability of the Company, (5) obligations to make payments in respect of money back guarantees offered to customers in the ordinary course of business, (6) obligations to make payments to one or more insurers in respect of premiums collected by the Company on behalf of such insurers or in respect profit-sharing arrangements entered into with such insurers, in each case in the ordinary course of business, or (7) the financing of insurance premiums with the carrier of such insurance or take or pay obligations contained in supply agreements, in each case entered into in the ordinary course of business.

Notwithstanding anything in the Indenture, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under the Indenture but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under the Indenture.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Similar Business, in each case of nationally recognized standing that is, in the good faith determination of the Board of Directors of the Company, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Banc of America Securities LLC, BNP Paribas Securities Corp. and such other initial purchasers party to the purchase agreement entered into in connection with the offer and sale of the Notes.

“Investment Grade Securities” means:

(1)	securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents),

(2)	securities that have a rating equal to or higher than Baa3 (or equivalent) by Moody’s or BBB- (or equivalent) by S&P, or an equivalent rating by any other Rating Agency, but excluding any debt securities or loans or advances between and among the Company and its Subsidiaries,

(3)	investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(4)	corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and marketing partners and commission, travel and similar advances to officers, employees and consultants, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments:”

(1)

“Investments” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a)	the Company’s “Investment” in such Subsidiary at the time of such redesignation less

(b)	the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by senior management or the Board of Directors of the Company.

“Issue Date” means October 17, 2005, the date on which the Notes are originally issued.

“Joint Venture” means any Person, other than an individual or a Subsidiary of the Company, (i) in which the Company or a Restricted Subsidiary of the Company holds or acquires an ownership interest (whether by way of Capital Stock or otherwise) and (ii) which is engaged in a Similar Business.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any other agreement to give a security interest and, any filing of or agreement to give any financing statement under the Uniform Commercial Code or equivalent statutes of any jurisdiction (other than a filing for informational purposes)); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Management Group” means all of the individuals consisting of the directors, executive officers and other management personnel of the Company or any direct or indirect parent company of the Company, as the case may be, on the Issue Date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of the Company or any direct or indirect parent company of the Company, as the case may be, as applicable, was approved by (x) a vote of a majority of the directors of the Company or any direct or indirect parent of the Company as applicable, then still in office who were either directors on the Issue Date or whose election or nomination was previously so approved or (y) the Permitted Holders and (2) executive officers and other management personnel of the Company or any direct or indirect parent company of the Company, as the case may be, as applicable, hired at a time when the directors on the Issue Date together with the directors so approved constituted a majority of the directors of the Company or any direct or indirect parent company of the Company, as the case may be, as applicable.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Netcentives Patent” means the portfolio of patents relating to online award redemption programs which expire on December 14, 2015.

“Netcentives Subsidiary” means the Unrestricted Subsidiary owning the Netcentives Patent.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, less an amount equal to the amount of tax distributions actually made to the holders of Capital Stock of such Person or any Parent of such Person in respect of a period in accordance with clause (12) of the second paragraph under “—Certain Covenants—Limitation on Restricted Payments,” as if such amounts had been paid as income taxes directly by such Person but only to the extent such amounts have not already been accounted for as taxes reducing the net income (loss) of such Person.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale, including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second or third paragraph of the covenant described under “—Certain Covenants—Asset Sales”) to be paid as a result of such transaction (including to obtain any consent therefor), any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction and any distributions and the payments required to be made to minority interest holders in Subsidiaries or Joint Ventures as a result of such Asset Sale; provided that Net Proceeds shall not include proceeds of a Subsidiary Spin-Off to the extent such proceeds are applied to redeem the Notes pursuant to the provisions described under “—Optional Redemption—Optional Redemption of Notes upon Equity Offering” and any debt securities issued in exchange for, or debt securities issued to refinance, borrowings under the Senior Subordinated Bridge Loan Facility pursuant to provisions similar to those described under “—Optional Redemption—Optional Redemption of the Notes upon Equity Offering.”

“Non-Guarantor Restricted Subsidiary” means any Restricted Subsidiary of the Company that is not a Subsidiary Guarantor.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the Notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of the Notes.

“Offering Circular” means the Confidential Offering Circular dated October 3, 2005 relating to the offer and sale by the Company of $270.0 million principal amount of the Notes.

“Officer” means the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company or any of the Company’s Restricted Subsidiaries.

“Officers’ Certificate” means a certificate signed on behalf of the Company by two Officers of the Company or any of the Company’s Restricted Subsidiaries, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company or any of the Company’s Restricted Subsidiaries, that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Parent” means, with respect to any Person, any direct or indirect parent company of such Person whose only material assets consist of the common Capital Stock of such Person.

“Pari Passu Indebtedness” means:

(1)	with respect to the Company, the Notes and any Indebtedness which ranks pari passu in right of payment with the Notes; and

(2)	with respect to any Guarantor, its applicable Guarantee and any Indebtedness which ranks pari passu in right of payment with such Guarantor’s Guarantee.

“Permitted Holders” means, at any time, (1) the Sponsor and (2) the Management Group. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1)	any Investment in the Company or any Restricted Subsidiary;

(2)	any Investment in Cash Equivalents or Investment Grade Securities;

(3)	any Investment by the Company or any Restricted Subsidiary of the Company in a Person if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Company, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4)	any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “—Certain Covenants—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5)	any Investment existing on the Issue Date and any Investments made pursuant to binding commitments in effect on the Issue Date;

(6)	advances to employees not in excess of $15 million outstanding at any one time in the aggregate; provided that advances that are forgiven shall continue to be deemed outstanding;

(7)	any Investment acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)	Hedging Obligations permitted under clause (j) of the second paragraph of “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(9)	any Investment by the Company or any of its Restricted Subsidiaries in a Similar Business having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding (without giving effect to the sale of Investments made pursuant to this clause (9) to the extent the proceeds of such sale received by the Company and its Restricted Subsidiaries do not consist of Cash Equivalents), not to exceed the greater of (x) $95 million and (y) 4.0% of Total Assets of the Company at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Company after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10)	additional Investments by the Company or any of its Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding (without giving effect to the sale of Investments made pursuant to this clause (10) to the extent the proceeds of such sale received by the Company and its Restricted Subsidiaries do not consist of Cash Equivalents), not to exceed the greater of (x) $110 million and (y) 7.5% of Total Assets of the Company at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(11)	loans and advances to officers, directors and employees for business-related travel expenses, moving and relocation expenses and other similar expenses, in each case Incurred in the ordinary course of business;

(12)	Investments the payment for which consists of Equity Interests of the Company or any Parent of the Company (other than Disqualified Stock); provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under the calculation set forth in clause (c) of the first paragraph of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” until such time as the Investment in such Equity Interests is no longer outstanding;

(13)	Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(14)	Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property in each case in the ordinary course of business;

(15)	Investments of a Restricted Subsidiary of the Company acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with a Restricted Subsidiary of the Company in a transaction that is not prohibited by the covenant described under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(16)	any Investment in the Notes;

(17)	guarantees not prohibited by or required pursuant to, as the case may be, the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Future Guarantors;” and

(18)	any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (6), (7), (8), (9), (11) and (16) of such paragraph).

“Permitted Liens” means, with respect to any Person:

(1)	pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations, including those to secure health, safety, insurance and environmental obligations, of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)	Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3)	Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

(4)	Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued at the request of and for the account of such Person in the ordinary course of its business;

(5)	minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(A)	Liens securing an aggregate principal amount of Pari Passu Indebtedness not to exceed the greater of (x) the aggregate principal amount of Pari Passu Indebtedness permitted to be Incurred pursuant to clause (a) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (y) the maximum principal amount of Indebtedness that, as of such date, and after giving effect to the Incurrence of such Indebtedness and the application of the proceeds therefrom on such date, would not cause the Secured Indebtedness Leverage Ratio of the Company to exceed 3.00 to 1.00 and (B) Liens securing Indebtedness permitted to be Incurred pursuant to clauses (b), (d) (provided that such Liens do not extend to any property or assets that are not property being purchased, leased, constructed or improved with the proceeds of such Indebtedness being Incurred pursuant to clause (d)), (l) or (s) (provided that, in the case of clause (s), such Liens do not extend to any property or assets of the Company or any Guarantor) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(6)	Liens existing on the Issue Date (other than with respect to Obligations in respect of the Credit Agreement);

(7)	Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary of the Company;

(8)	Liens on assets or property at the time the Company or a Restricted Subsidiary of the Company acquired the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into the Company or any Restricted Subsidiary of the Company; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other assets or property owned by the Company or any Restricted Subsidiary of the Company;

(9)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary of the Company permitted to be Incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(10)	Liens securing Hedging Obligations permitted to be Incurred under clause (j) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(11)	Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(12)	leases and subleases of real property granted to others in the ordinary course of business that do not (i) materially interfere with the ordinary conduct of business of the Company or any of its Restricted Subsidiaries or (ii) secure any Indebtedness;

(13)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(14)	Liens in favor of the Company or any Guarantor;

(15)	Liens on equipment of the Company or any Restricted Subsidiary granted in the ordinary course of business to the Company’s customer at the site at which such equipment is located;

(16)	Liens securing insurance premiums financing arrangements, provided that such Liens are limited to the applicable unearned insurance premiums;

(17)	Liens on the Equity Interests of Unrestricted Subsidiaries;

(18)	grants of software and other licenses in the ordinary course of business;

(19)	Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (7), (8), and (9); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (7), (8) and (9) at the time the original Lien became a Permitted Lien under the Indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(20)	judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(21)	Liens securing obligations Incurred in the ordinary course of business that do not exceed $15 million at any one time outstanding;

(22)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(23)	Liens incurred to secure cash management services in the ordinary course of business;

(24)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with importation of goods; and

(25)	deposits made in the ordinary course of business to secure liability to insurance carriers.

“Person” means any individual, corporation, partnership, limited liability company, Joint Venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution or winding up.

“Presumed Tax Rate” means the highest effective marginal statutory combined U.S. federal, state and local income tax rate prescribed for an individual residing in New York City (taking into account (i) the deductibility of state and local income taxes for U.S. federal income tax purposes, assuming the limitation of Section 68(a)(2) of the Code applies and taking into account any impact of Section 68(f) of the Code, and (ii) the character (long-term or short-term capital gain, dividend income or other ordinary income) of the applicable income).

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the Notes for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company or any Parent of the Company as a replacement agency for Moody’s or S&P, as the case may be.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this “Description of the Senior Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of the Company.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary leases it from such Person, other than leases between the Company and a Restricted Subsidiary of the Company or between Restricted Subsidiaries of the Company.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Secured Indebtedness Leverage Ratio” means, with respect to any Person, at any date the ratio of (i) Secured Indebtedness of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with GAAP) to (ii) Consolidated Cash Flow of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred. In the event that the Company or any of its Restricted Subsidiaries Incurs or redeems any Indebtedness subsequent to the commencement of the period for which the Secured Indebtedness Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Indebtedness Leverage Ratio is made (the “Secured Leverage Calculation Date”), then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect to such Incurrence or redemption of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period. The provisions applicable to pro forma transactions and Indebtedness set forth in the second paragraph of the definition of “Fixed Charge Coverage Ratio” will apply for purposes of making the computation referred to in this paragraph.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Seller Preferred Stock” means the shares of the preferred stock to be issued by Holdings in the Transactions, or subsequently issued shares issued in respect of payable-in-kind dividend payments therein or issued upon stock splits or redemptions or otherwise in respect thereof.

“Senior Credit Documents” means the collective reference to any Credit Agreement, any notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented or otherwise modified from time to time.

“Senior Subordinated Bridge Loan Facility” means the senior subordinated bridge loan facility entered into in connection with and upon or prior to, the consummation of the Transactions among the Company, the financial institutions named therein and Credit Suisse, Cayman Islands Branch (or an affiliate thereof), as Administrative Agent.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC or any successor provision.

“Similar Business” means any business or activity of the Company or any of its Subsidiaries currently conducted or proposed as of the Issue Date, or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof, or is complementary, incidental, ancillary or related thereto.

“Sponsor” means Apollo Management L.P. or one or more investment funds controlled by Apollo Management L.P. and any of their respective Affiliates.

“Sponsor Consulting Agreement” means the Consulting Agreement between the Sponsor and the Company to be dated the Issue Date.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Stock Purchase Agreement” means the Purchase Agreement dated as of July 26, 2005, as amended and supplemented on the Issue Date, by and among Cendant Corporation, the Company and Affinion Group Holdings, Inc. (formerly Affinity Acquisition, Inc.), pursuant to which Cendant Corporation agreed to sell to the Company all of the equity interests of Affinion Group, LLC (formerly Cendant Marketing Group, LLC) and Affinion International Holdings Limited (formerly Cendant International Holdings Limited).

“Subordinated Indebtedness” means (a) with respect to the Company, any Indebtedness of the Company which is by its terms subordinated in right of payment to the Notes and (b) with respect to any Guarantor, any Indebtedness of such Guarantor which is by its terms subordinated in right of payment to its Guarantee.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Wholly Owned Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity and (3) any Person that is consolidated in the consolidated financial statements of the specified Person in accordance with GAAP.

“Subsidiary Guarantor” means each Subsidiary of the Company that is a Guarantor.

“Subsidiary Spin-Off” means any public sale after the Issue Date of common stock of any Restricted Subsidiary of the Company in connection with a spin-off or a similar transaction involving the disposition of a business operation, unit or division.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as in effect on the date of the Indenture.

“Total Assets” means, with respect to any Person, the total consolidated assets of such Person and its Restricted Subsidiaries, as shown on the most recent balance sheet.

“Transaction Documents” means the Stock Purchase Agreement, the Credit Agreement and, in each case, any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time.

“Transactions” means, collectively, the Acquisition (as defined in the Offering Circular), the entering into of the Credit Agreement and the Senior Subordinated Bridge Loan Facility on the Issue Date and the offering of the Initial Senior Notes and the application of the proceeds therefrom.

“Trust Officer” means any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject, and who shall have direct responsibility for the administration of the Indenture.

“Trustee” means the respective party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

“Unrestricted Subsidiary” means:

(1)	initially the Netcentives Subsidiary and Affinion Loyalty, LLC;

(2)	any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(3)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company (other than any Subsidiary of the Subsidiary to be so designated); provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries (other than Equity Interests of Unrestricted Subsidiaries); provided, further, however, that either:

(a)	the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b)	if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x)	(1) the Company could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y)	no Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means securities that are:

(1)	direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or

(2)	obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

DESCRIPTION OF THE SENIOR SUBORDINATED NOTES

Capitalized terms used in this “Description of the Senior Subordinated Notes” section and not otherwise defined have the meanings set forth in the section “Description of the Senior Subordinated Notes—Certain Definitions.” As used in this “Description of the Senior Subordinated Notes” section, the “Company” means Affinion Group, Inc. and not any of its Subsidiaries.

On April 26, 2006, the Company issued $355.5 million in aggregate principal amount of old senior subordinated notes (the “Notes”) under an indenture (the “Indenture”), dated as of April 26, 2006 among the Company, the Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee (the “Trustee”). The exchange senior subordinated notes will be issued under the Indenture. A copy of the Indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part. The terms of the exchange senior subordinated notes are identical in all material respects to the old senior subordinated notes, except the exchange senior subordinated notes will not contain transfer restrictions and holders of exchange senior subordinated notes will no longer have any registration rights and we will not be obligated to pay additional interest as described in the registration rights agreements. Wells Fargo, N.A., as trustee of the old senior subordinated notes, will authenticate and deliver exchange senior subordinated notes for original issue only in exchange for a like principal amount of old senior subordinated notes. Any old senior subordinated notes that remain outstanding after the consummation of this exchange offer, together with the exchange senior subordinated notes, will be treated as a single class of securities under the Indenture. Accordingly, all references in this section to specified percentages in aggregate principal amount of outstanding exchange senior subordinated notes shall be deemed to mean, at any time after this exchange offer is consummated, such percentage in aggregate principal amount of the old senior subordinated notes and the exchange senior subordinated notes outstanding.

The following summary of certain provisions of the Indenture and the Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended (the “TIA”). We urge that you carefully read the Indenture and the TIA, because the Indenture and the TIA govern your rights as holders of the senior subordinated notes, not this description. A copy of the Indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part. For purposes of this section we refer to the old senior subordinated notes and exchange senior subordinated notes together as the “Notes.”

General

We may issue additional Notes (the “Additional Notes”) from time to time without notice or the consent of holders of Notes. Any offering of Additional Notes is subject to the covenant described below under the caption “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” The Notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. However, the Notes and any Additional Notes will not be fungible for United States federal income tax purposes unless the issuance of Additional Notes satisfies the requirements for a qualified reopening under the applicable Treasury Regulations.

Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company as specified in the Indenture (which initially shall be the principal corporate trust office of the Trustee), except that, at the option of the Company, payment of interest may be made by check mailed to the holders at their registered addresses.

The old senior subordinated notes are and the exchange subordinated notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Terms of the Notes

The old senior subordinated notes are and the exchange senior subordinated notes will be:

•	general unsecured obligations of the Company and will not be entitled to the benefit of any mandatory sinking fund;

•	subordinated in right of payment to all existing and future Senior Debt of the Company, including the Indebtedness of the Company under the Credit Agreement and the Indebtedness represented by the Senior Notes;

•	pari passu in right of payment with all future senior subordinated Indebtedness of the Company;

•	senior in right of payment to all future subordinated Indebtedness of the Company;

•	guaranteed on a senior subordinated basis by the Guarantors as described under “—Guarantees;” and

•	effectively subordinated in right of payment to all existing and future Indebtedness and other liabilities of the Company’s Subsidiaries that are not Guarantors of the Notes, to the extent of the assets of such Subsidiaries.

Assuming the Refinancing had been completed as of December 31, 2005, the Company and the Initial Guarantors (as defined under “—Guarantees”) would have had $1,144.0 million of Senior Debt (including the Senior Notes), $841.0 million of which would have been secured Indebtedness, and the Company’s Subsidiaries that are not guaranteeing the Notes would have had $81.4 million of indebtedness and other liabilities (including trade payables).

As of the date of this prospectus, all of the Company’s subsidiaries are “Restricted Subsidiaries” except for Affinion Loyalty, LLC, a special purpose, bankruptcy remote subsidiary of Affinion Loyalty Group, Inc. formed in connection with the loyalty agreements entered into with Cendant. Under certain circumstances, the Company is permitted to designate certain of its other subsidiaries as “Unrestricted Subsidiaries.” Any Unrestricted Subsidiaries are not subject to any of the restrictive covenants in the Indenture and will not guarantee the Notes.

Additional interest is payable with respect to the Notes in certain circumstances if the Company does not consummate the exchange offer (or shelf registration, if applicable) as further described under “—Registration Rights; Additional Interest.”

The Notes will mature on October 15, 2015, at their principal amount, plus accrued and unpaid interest to, but not including, the maturity date. Interest on the Notes will accrue at the rate of 11 1/2% per annum and will be payable semi-annually in arrears on April 15 and October 15, commencing on October 15, 2006. The Company will make each interest payment to the holders of record of the Notes on the immediately preceding April 1 and October 1. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date and will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

On and after October 15, 2010, the Company may redeem the Notes, at its option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and Additional Interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on October 15 of the years set forth below:

Period	Redemption Price
2010	105.750%
2011	103.833%
2012	101.917%
2013 and thereafter	100.000%

Optional Redemption of Notes Upon Equity Offering. Notwithstanding the foregoing, at any time and from time to time on or prior to October 15, 2008, the Company may redeem in the aggregate up to 35% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) with the net cash proceeds of one or more (a) Equity Offerings by the Company, (b) Equity Offerings by any Parent of the Company, to the extent the net cash proceeds thereof are contributed to the common equity capital of the Company or used to purchase Capital Stock (other than Disqualified Stock) of the Company from it, or (c) Subsidiary Spin-Offs, at a redemption price equal to 111.5% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) must remain outstanding after each such redemption; provided, further, that such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated upon not less than 30 nor more than 60 days’ notice mailed to each holder of Notes being redeemed and otherwise in accordance with the procedures set forth in the Indenture.

Notice of any redemption upon any Equity Offering may be given prior to the completion thereof, and any such redemption or notice may, at the Company’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

Selection. In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or if the Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); provided that no Notes of $1,000 or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption so long as the Company has deposited with the paying agent funds sufficient to pay the principal of, plus accrued and unpaid interest and Additional Interest (if any) on, the Notes to be redeemed.

The Company, its Subsidiaries or any Affiliates of the Company may at any time and from time to time purchase Notes in the open market or otherwise.

Subordination of the Notes

The payment of principal, interest and premium and Additional Interest, if any, on the Notes will be subordinated to the prior payment in full in cash of all Senior Debt of the Company, including the Indebtedness of the Company under the Credit Agreement, the Indebtedness represented by the Senior Notes and Senior Debt of the Company Incurred after the Issue Date.

The holders of Senior Debt of the Company will be entitled to receive payment in full in cash of all Obligations due in respect of Senior Debt of the Company (including interest after the commencement of any bankruptcy proceeding at the rate specified in the documentation for the applicable Senior Debt of the Company) before the holders of the Notes will be entitled to receive any payment with respect to the Notes (except that holders of the Notes may receive and retain Permitted Junior Securities), in the event of any distribution to creditors of the Company in connection with:

(1)	any liquidation or dissolution of the Company;

(2)	any bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property;

(3)	any assignment for the benefit of creditors; or

(4)	any marshaling of the Company’s assets and liabilities.

The Company also may not make any payment in respect of the Notes (except in Permitted Junior Securities) if:

(1)	a default (a “payment default”) in the payment of principal, premium or interest on Designated Senior Debt of the Company occurs and is continuing; or

(2)	any other default (a “nonpayment default”) occurs and is continuing on any series of Designated Senior Debt of the Company that permits holders of that series of Designated Senior Debt of the Company to accelerate its maturity and the Trustee receives (with a copy to the Company) a written notice of such default (a “Payment Blockage Notice”) from a representative of the holders of such Designated Senior Debt.

Payments on the Notes may and will be resumed:

(1)	in the case of a payment default on Designated Senior Debt of the Company, upon the date on which such default is cured or waived; and

(2)	in the case of a nonpayment default on Designated Senior Debt of the Company, the earlier of (x) the date on which such default is cured or waived, (y) 179 days after the date on which the applicable Payment Blockage Notice is received and (z) the date the Trustee receives notice from the representative for such Designated Senior Debt rescinding the Payment Blockage Notice, unless, in each case, the maturity of such Designated Senior Debt of the Company has been accelerated.

No new Payment Blockage Notice may be delivered unless and until:

(1)	360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

(2)	all scheduled payments of principal, interest and premium and Additional Interest, if any, on the Notes that have come due have been paid in full in Cash Equivalents.

No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.

If the Trustee or any holder of the Notes receives a payment in respect of the Notes (except in Permitted Junior Securities) when:

(1)	the payment is prohibited by these subordination provisions; and

(2)	the Trustee or the holder has actual knowledge that the payment is prohibited (provided that such actual knowledge will not be required in the case of any payment default on Designated Senior Debt), the Trustee or the holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt of the Company. Upon the written request from the representatives of such Senior Debt of the Company or if there is any payment default on any Designated Senior Debt, the Trustee or the Holder, as the case may be, will deliver the amounts in trust to the representatives of Senior Debt of the Company.

If payment of the Notes is accelerated because of an Event of Default, the Company shall promptly notify holders of its Senior Debt.

As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Company, Holders of the Notes may recover less ratably than other creditors of the Company, including lenders under the Credit Agreement and Holders of the Senior Notes.

Payments under the Guarantee of each Guarantor will be subordinated to the prior payment in full of all Senior Debt of such Guarantor, including Senior Debt of such Guarantor Incurred after the Issue Date, on the same basis as provided above with respect to the subordination of payments on the Notes by the Company to the prior payment in full of Senior Debt of the Company.

See “Risk Factors—Risk Factors Related to an Investment in the Notes—Your right to receive payments on the notes will be junior to all of our and the guarantors’ senior indebtedness, including our and the guarantors’ obligations under our credit facility, our senior notes and other existing and future senior debt.”

“Designated Senior Debt” means:

(1)	any Indebtedness outstanding under the Credit Agreement; and

(2)	to the extent permitted under the Credit Agreement, any other Senior Debt permitted under the Indenture the aggregate principal amount of which is $50.0 million or more and that has been designated by the Company as “Designated Senior Debt.”

“Permitted Junior Securities” means:

(1)	Equity Interests in the Company or any other business entity provided for by a plan of reorganization; and

(2)	debt securities of the Company or any Guarantor or any other business entity provided for by a plan of reorganization that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to the same extent as, or to a greater extent than, the Notes and the Guarantees are subordinated to Senior Debt under the Indenture.

“Senior Debt” of any Person means:

(1)	all Indebtedness of such Person outstanding under the Credit Agreement, the Senior Notes Indenture and all Hedging Obligations with respect thereto, whether outstanding on the Issue Date or Incurred thereafter;

(2)	any other Indebtedness of such Person permitted to be Incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is Incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes or any Guarantee; and

(3)	all Obligations with respect to the items listed in the preceding clauses (1) and (2) (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law).

Notwithstanding anything to the contrary in the preceding paragraph, Senior Debt will not include:

(1)	any liability for federal, state, local or other taxes owed or owing by the Company or any Guarantor;

(2)	any Indebtedness of the Company or any Guarantor to any of their Subsidiaries;

(3)	any trade payables;

(4)	the portion of any Indebtedness that is Incurred in violation of the Indenture; provided that, for purposes of this clause (4), a good faith determination by the Board of Directors of the Company evidenced by a Board Resolution, or a good faith determination by the Chief Financial Officer of the Company evidenced by an officer’s certificate, that any Indebtedness being incurred under the Credit Agreement is permitted by the Indenture will be conclusive as to whether any Indebtedness is Incurred in violation of the Indenture;

(5)	any Indebtedness of the Company or any Guarantor that, when Incurred, was without recourse to the Company or such Guarantor;

(6)	any repurchase, redemption or other obligation in respect of Disqualified Stock or Preferred Stock; or

(7)	any Indebtedness owed to any employee of the Company or any of its Subsidiaries.

Indebtedness of the Company and the Guarantors outstanding under the Senior Subordinated Bridge Loan Facility is on parity in right of payment with the Notes and Guarantees thereof, and as a result is not Senior Debt.

Guarantees

The Notes are guaranteed, jointly and severally, by the Subsidiary Guarantors which are each of the Company’s direct and indirect Domestic Restricted Subsidiaries that guarantees Indebtedness under any Credit Agreement. On the Issue Date, each of the Company’s Domestic Restricted Subsidiaries, except Safecard Services Insurance Co., was a Subsidiary Guarantor (the “Initial Guarantors”). After giving pro forma effect to the Refinancing and the Additional Senior Notes Offering, Subsidiaries that are not guaranteeing the Notes (“Non-Guarantor Subsidiaries”) would have accounted for approximately $33.2 million, or 13.5%, of our net revenues for the three months ended March 31, 2006 and would have held approximately $187.8 million, or 8.9%, of our total assets.

Each Guarantee:

•	is a general unsecured obligation of the Guarantor;

•	is subordinated in right of payment to all existing and future Senior Debt of the Guarantor, including the guarantee by that Guarantor of Indebtedness under the Credit Agreement and the Indebtedness under the Senior Notes;

•	is pari passu in right of payment with all existing and future senior subordinated Indebtedness of the Guarantor;

•	is senior in right of payment to all existing and future subordinated Indebtedness of the Guarantor.

The obligations of each Guarantor under its Guarantee are limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risk Factors Related to an Investment in the Notes—Federal and state fraudulent transfer laws permit a court to void the notes and the guarantees, and, if that occurs, you may not receive any payments on the notes.” As of March 31, 2006, after giving pro forma effect to the Refinancing and the Additional Senior Notes Offering and application of net proceeds therefrom, the Initial Guarantors would have had $1,124.0 million of Senior Debt, of which $820.0 million would have been guarantees of Indebtedness under the Credit Agreement and $304.0 million principal amount would have been the Senior Notes Guarantees.

Each Guarantee is a continuing guarantee and, subject to the next succeeding paragraph, shall:

(1)	remain in full force and effect until payment in full of all the Guaranteed Obligations;

(2)	be binding upon each such Subsidiary Guarantor and its successors; and

(3)	inure to the benefit of and be enforceable by the Trustee, the holders and their successors, transferees and assigns.

A Guarantee of a Subsidiary Guarantor will be automatically released and discharged upon:

(1)	(a) the sale, disposition or other transfer (including through merger, amalgamation or consolidation) of the Capital Stock of the applicable Subsidiary Guarantor, following which such Subsidiary Guarantor is no longer a Restricted Subsidiary, if such sale, disposition or other transfer is made in compliance with the Indenture, or

(b) the Company designating a Subsidiary Guarantor to be an Unrestricted Subsidiary in accordance with the provisions set forth under “—Certain Covenants—Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary,” or

(c) in the case of any Restricted Subsidiary which after the Issue Date, is required to guarantee the Notes pursuant to the covenant described under “—Certain Covenants—Future Guarantors,” the release or discharge of the guarantee by such Restricted Subsidiary of Indebtedness of the Company or any Restricted Subsidiary of the Company or such Restricted Subsidiary or the repayment of the Indebtedness or Disqualified Stock, in each case, which resulted in the obligation to guarantee the Notes, or

(d) the Company’s exercise of the legal defeasance option as described under “—Defeasance,” or if the Company’s obligations under the Indenture are discharged in accordance with the terms of the Indenture; and

(2)	in the case of clause (1)(a) above, such Guarantor is released from its guarantees, if any, of, and all pledges and security, if any, granted in connection with, the Credit Agreement and any other Indebtedness of the Company or any Restricted Subsidiary of the Company.

A Guarantee also will be automatically released upon the applicable Subsidiary ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest securing Bank Indebtedness or other exercise of remedies in respect thereof.

Change of Control

Upon the occurrence of any of the following events (each, a “Change of Control”), each holder will have the right to require the Company to repurchase all or any part of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent the Company has previously elected to redeem Notes as described under “—Optional Redemption”:

(1)	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of the Company and its Subsidiaries, taken as a whole, to any Person, other than any Permitted Holder; or

(2)

the Company becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders in a single transaction or in a related series of transactions, by way of merger, amalgamation, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the Company or any Parent of the Company (for purposes of calculating the total voting power of the Voting Stock held by a group, the voting power beneficially owned by a Permitted Holder shall be excluded to the extent such Permitted Holder retains the sole economic rights with respect to the subject Voting Stock); or

(3)	(A) prior to the first public offering of common Capital Stock of the Parent or the Company, the first day on which the Board of Directors of the Parent or the Company shall cease to consist of a majority of directors who (i) were members of the Board of Directors of the Company on the Issue Date or (ii) were either (x) nominated for election by the Board of Directors of the Parent or the Company, a majority of whom were directors on the Issue Date or whose election or nomination for election was previously approved by a majority of directors nominated for election pursuant to this clause (x) or who were designated or appointed pursuant to clause (y) below, or (y) designated or appointed by a Permitted Holder (each of the directors selected pursuant to clauses (A)(i) and (A)(ii), a “Continuing Director”) and (B) after the first public offering of common Capital Stock of either Parent or the Company, (i) if such public offering is of common Capital Stock of the Parent, the first day on which a majority of the members of the Board of Directors of the Parent are not Continuing Directors or (ii) if such public offering is of common Capital Stock of the Company, the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

Notwithstanding the foregoing, a Specified Merger/Transfer Transaction shall not constitute a Change of Control.

Within 30 days following any Change of Control, except to the extent that the Company has exercised its right to redeem the Notes as described under “—Optional Redemption,” the Company shall mail a notice (a “Change of Control Offer”) to each holder with a copy to the Trustee stating:

(1)	that a Change of Control has occurred and that such holder has the right to require the Company to purchase such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts and financial information regarding such Change of Control;

(3)	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4)	the instructions determined by the Company, consistent with this covenant, that a holder must follow in order to have its Notes purchased.

The Company will not be required to make a Change of Control Offer upon a Change of Control if all of the following conditions are met:

(1)	on a pro forma basis after giving effect to such Change of Control transaction, the Company’s Fixed Charge Coverage Ratio would not be lower than its Fixed Charge Coverage Ratio on the date immediately prior to the consummation of the Change of Control transaction;

(2)	on a pro forma basis after giving effect to such Change of Control transaction, and immediately prior to the public announcement of such Change of Control transaction, the Fixed Charge Coverage Ratio for the Company is or would be, as applicable, equal to or higher than the Fixed Charge Coverage Ratio for the Company on the Issue Date;

(3)

on a pro forma basis after giving effect to such Change of Control transaction, the Company is permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Certain

Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(4)	at the time such Change of Control is consummated, no Default or Event of Default has occurred and is continuing or would occur as a result thereof.

In addition, the Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this paragraph by virtue thereof.

This Change of Control repurchase provision is a result of negotiations between the Company and the Initial Purchasers. The Company has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the capital structure or credit ratings of the Company or any of its Affiliates.

The Credit Agreement prohibits the Company from purchasing any Notes upon a Change of Control and also provides that certain change of control events with respect to the Company would constitute a default under the Credit Agreement. In addition, the Senior Notes Indenture prohibits, subject to certain exceptions, the repurchase of the Notes upon a Change of Control. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar provisions and may directly prohibit the Company from purchasing any Notes. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders, including lenders under the Credit Agreement and, if applicable, Holders of the Senior Notes to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Company’s other Indebtedness. In such circumstances, the subordination provisions of the Indenture would likely restrict payments to the holders of the Notes.

The definition of “Change of Control” includes a phrase relating to the sale, lease or transfer of “all or substantially all” the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” under New York law, which governs the Indenture, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease or transfer of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Certain Covenants

The Indenture contains provisions in respect of certain covenants including, among others, those summarized below:

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock. The Indenture provides that:

(1)	the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and

(2)	the Company will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock;

provided, however, that the Company and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and any Restricted Subsidiary may issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to (collectively, “Permitted Debt”):

(a)	the Incurrence by the Company or its Restricted Subsidiaries of Indebtedness under any Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount of $1,020 million outstanding at any one time;

(b)	the Incurrence by the Company and the Guarantors of Indebtedness represented by (i) the Initial Senior Notes (excluding any additional Senior Notes; provided, however that the Company may Incur Indebtedness represented by additional Senior Notes pursuant to this clause (b) not to exceed $34 million in aggregate principal amount, including any refinancing thereof pursuant to clause (n) of this paragraph), and the Senior Notes Guarantees and (ii) the Notes (excluding any Additional Notes) and the Guarantees, as applicable, and in the case of each of clauses (i) and (ii), any exchange notes and guarantees thereof;

(c)	Indebtedness of the Company and its Restricted Subsidiaries existing on the Issue Date (other than Indebtedness described in clauses (a) and (b)) including, without limitation, the Indebtedness outstanding under the Senior Subordinated Bridge Loan Facility;

(d)	(1) Indebtedness (including Capitalized Lease Obligations) Incurred by the Company or any of its Restricted Subsidiaries, Disqualified Stock issued by the Company or any of its Restricted Subsidiaries and Preferred Stock issued by any Restricted Subsidiaries of the Company to finance (whether prior to or within 270 days after) the purchase, lease, construction or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets (but no other material assets)) and (2) Acquired Indebtedness; provided, however, that the aggregate principal amount of Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (d), when aggregated with the principal amount of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding that was Incurred (or deemed Incurred as provided under clause (n) below) pursuant to this clause (d), does not exceed the greater of (x) $95 million and (y) 4.0% of Total Assets of the Company at the time of Incurrence;

(e)	Indebtedness Incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(f)	Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the Transactions or the disposition of any business, assets or a Subsidiary of the Company in accordance with the terms of the Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(g)	Indebtedness of the Company to a Restricted Subsidiary; provided that any such Indebtedness is subordinated in right of payment to the obligations of the Company under the Notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(h)	shares of Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event that results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock;

(i)	Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided that if a Guarantor incurs such Indebtedness, and such Indebtedness is owed to a Restricted Subsidiary that is not a Guarantor, such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except (x) to the Company or another Restricted Subsidiary or (y) a pledge of Indebtedness referred to in this clause (i) shall be deemed to be held by the pledgor and shall not be deemed a transfer until the pledgee commences actions to foreclose on such Indebtedness) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(j)	Hedging Obligations that are Incurred not for speculative purposes and either (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding or (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges;

(k)	obligations (including reimbursement obligations with respect to letters of credit and bank guarantees) in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary, in each case, reasonably required in the conduct of the business (giving effect to any growth or expansion of such business), including those to secure health, safety, insurance and environmental obligations of the Company and its Restricted Subsidiaries as conducted in accordance with good and prudent business industry practice;

(l)	Indebtedness or Disqualified Stock of the Company or any Restricted Subsidiary of the Company and Preferred Stock of any Restricted Subsidiary of the Company not otherwise permitted hereunder in an aggregate principal amount which, when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and Incurred pursuant to this clause (l), does not exceed $100 million at any one time outstanding;

(m)	any guarantee by the Company or a Restricted Subsidiary of Indebtedness or other obligations of the Company or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness or other Obligations by the Company or such Restricted Subsidiary is permitted under the terms of the Indenture; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Notes or the Guarantee of such Restricted Subsidiary, as applicable, any such guarantee of such guarantor with respect to such Indebtedness shall be subordinated in right of payment to the Notes or such Guarantor’s Guarantee, as applicable, substantially to the same extent as such Indebtedness is subordinated to the Notes or the Guarantee of such Restricted Subsidiary, as applicable;

(n)	the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary of the Company which serves to refund, refinance or defease any Indebtedness, Disqualified Stock or Preferred Stock Incurred as permitted under the first paragraph of this covenant and clauses (b), (c), (d), (n), (o), (r) and (s) of this paragraph, including any Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums and fees in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1)	has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced;

(2)	has a Stated Maturity which is no earlier than the earlier of (x) the Stated Maturity of the Indebtedness being refunded or refinanced or (y) at least 91 days later than the maturity date of the Notes;

(3)	to the extent such Refinancing Indebtedness refinances (a) Indebtedness junior to the Notes or the Guarantee of such Restricted Subsidiary, as applicable, such Refinancing Indebtedness is junior to the Notes or the Guarantee of such Restricted Subsidiary, as applicable, or (b) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock;

(4)	is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium and fees Incurred in connection with such refinancing;

(5)	shall not include (x) Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary of the Company that is not a Subsidiary Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Company or a Restricted Subsidiary that is a Subsidiary Guarantor, or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary; and

(6)	in the case of any Refinancing Indebtedness Incurred to refinance Indebtedness outstanding under clause (d) or (s), shall be deemed to have been Incurred and to be outstanding under such clause (d) or (s), as applicable, and not this clause (n) for purposes of determining amounts outstanding under such clauses (d) and (s), and provided, further, that subclauses (1) and (2) of this clause (n) will not apply to any refunding, refinancing or defeasance of (A) the Notes or (B) any Secured Indebtedness;

(o)	Indebtedness, Disqualified Stock or Preferred Stock of Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged or amalgamated into the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided, however, that such Indebtedness, Disqualified Stock or Preferred Stock is not Incurred in contemplation of such acquisition, merger or amalgamation; provided, further, however, that after giving effect to such acquisition, merger or amalgamation:

(1)	the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant; or

(2)	the Fixed Charge Coverage Ratio of the Company would be greater than or equal to such ratio immediately prior to such acquisition;

(p)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(q)	Indebtedness of the Company or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit or bank guarantee, provided that if (i) the Indebtedness represented by such letter of credit or bank guarantee is incurred under any of the clauses of this paragraph and (ii) the Indebtedness incurred under this clause (q) is at any time no longer supported by such letter of credit or bank guarantee, then the Indebtedness previously incurred under this clause (q) shall be classified under the preceding paragraph or under another available clause in this paragraph and if such Indebtedness may not be so reclassified, then an Event of Default under the Indenture shall be deemed to have occurred;

(r)	Contribution Indebtedness;

(s)	if the Company could not Incur $1.00 of additional Indebtedness pursuant to the first paragraph hereof after giving effect to such borrowing, Indebtedness of Non-Guarantor Restricted Subsidiaries Incurred for working capital purposes and any refinancings of such Indebtedness; provided, however, that the aggregate principal amount of Indebtedness Incurred under this clause (s), when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred (or deemed Incurred pursuant to clause (n) above) pursuant to this clause (s), does not exceed $25 million; and

(t)	Indebtedness Incurred by the Company or any of its Restricted Subsidiaries to fund losses, damages, liabilities, claims, costs and expenses (including attorney’s fees, interest, penalties, judgments and settlements, collectively, “Losses”), by reason of any litigation disclosed in the Offering Circular including the financial statements included herein, or relating to the same facts and circumstances as disclosed; provided that (as certified in an Officers’ Certificate delivered to the Trustee) (1) the Company has provided to Cendant Corporation (“Cendant”) notice in respect of such Losses and has a reasonable good faith belief it is entitled to be indemnified by Cendant pursuant to the Stock Purchase Agreement in respect of such Losses and (2) the Indebtedness Incurred pursuant to this clause (t) is in an amount equal to or less than the amount of the Losses for which indemnification is claimed; provided, further, that (1) after 30 days of the Company receiving funds in satisfaction of such indemnity or (2) if Cendant gives written notice to the Company or a Restricted Subsidiary that it disputes the Company’s entitlement to indemnity with respect to any Losses and (A) such dispute is not challenged by the Company within 30 days of receipt of such notice or (B) there is a final judgment of a court of competent jurisdiction confirming that the Company is not entitled to such indemnity which judgment is not discharged, waived or stayed for a period of 60 days, any amounts Incurred pursuant to this clause (t) in respect of such indemnity that remain outstanding shall no longer be permitted under this clause (t) and shall be deemed to be Incurred on such date.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock meets the criteria of one or more of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (a) through (t) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, divide, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness, Disqualified Stock or Preferred Stock in any manner that complies with this covenant and such item of Indebtedness, Disqualified Stock or Preferred Stock will be treated as having been Incurred pursuant to one or more of such clauses or pursuant to the first paragraph hereof. Notwithstanding the foregoing, Indebtedness under the Credit Agreement outstanding on October 17, 2005 will be deemed to have been incurred on such date in reliance on the exception provided by clause (a) above and the Company shall not be permitted to reclassify all or any portion of such Indebtedness outstanding on October 17, 2005. Accrual of interest, the accretion of accreted value, amortization or original issue discount, the payment of interest in the form of additional Indebtedness with the same terms, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, the accretion of liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term debt, or first committed or first Incurred (whichever yields the lower U.S. dollar equivalent), in the case of revolving credit debt; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

Limitation on Restricted Payments. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment with respect to such Equity Interests made in connection with any merger, amalgamation or consolidation involving the Company (other than (A) dividends or distributions by the Company payable solely in Equity Interests (other than Disqualified Stock) of the Company; or (B) dividends or distributions by a Restricted Subsidiary on its common Equity Interests so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(2)	purchase or otherwise acquire or retire for value any Equity Interests of the Company or any Parent of the Company, including in connection with any merger, amalgamation or consolidation;

(3)	make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness of the Company or any Restricted Subsidiary (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Indebtedness permitted under clauses (g) and (i) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); or

(4)	make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(b)	immediately after giving effect to such transaction on a pro forma basis as if the Restricted Payment had been made and any Indebtedness Incurred on such date had been Incurred, (i) the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (ii) the Consolidated Leverage Ratio of the Company would have been less than 5.0 to 1; and

(c)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after October 17, 2005 (including Restricted Payments permitted by clauses (1), (4) (only to the extent of one-half of the amount paid pursuant to such clause), (6) and (8) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum, without duplication, of:

(A)	50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from July 1, 2005 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); provided however that, to the extent the Consolidated Leverage Ratio of the Company on a pro forma basis as if the Restricted Payment had been made and any Indebtedness Incurred on such date had been Incurred would have been less than 3.0 to 1, then 75% of the Consolidated Net Income of the Company for the aforementioned period shall be included pursuant to this clause (c)(A), plus

(B)	100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash, received by the Company after October 17, 2005 from the issue or sale of Equity Interests of the Company or any Parent of the Company (excluding (without duplication) Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, Disqualified Stock and the Cash Contribution Amount) including Equity Interests (other than Refunding Capital Stock, Disqualified Stock or Designated Preferred Stock) issued upon conversion of Indebtedness or Disqualified Stock or upon exercise of warrants or options (other than an issuance or sale to a Restricted Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries), plus

(C)	100% of the aggregate amount of contributions to the capital of the Company received in cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash after October 17, 2005 (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, Disqualified Stock, the Cash Contribution Amount and contributions by a Restricted Subsidiary), plus

(D)	100% of the aggregate amount received by the Company or any Restricted Subsidiary after October 17, 2005 in cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash received by the Company or any Restricted Subsidiary after October 17, 2005 from:

i.	the sale or other disposition (other than to the Company or a Restricted Subsidiary of the Company) of Restricted Investments made by the Company and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Company and its Restricted Subsidiaries by any Person (other than the Company or any of its Restricted Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to clause (7) or (10) of the second paragraph of the covenant described under “—Limitation on Restricted Payments”),

ii.

the sale (other than to the Company or a Restricted Subsidiary of the Company) of the Capital Stock of an Unrestricted Subsidiary (other than an Unrestricted Subsidiary to the extent the investments in such Unrestricted Subsidiary was made by the Company or a

Restricted Subsidiary pursuant to clause (7) or (10) of the second paragraph of “—Limitation on Restricted Payments” or to the extent such Investment constituted a Permitted Investment), or

iii.	a distribution, dividend or other payment from an Unrestricted Subsidiary, plus

(E)	in the event any Unrestricted Subsidiary of the Company has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company after October 17, 2005, the Fair Market Value (as determined in accordance with the next succeeding sentence) of the Investments of the Company in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable) (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (7) or (10) of the second paragraph of the covenant described under “—Limitation on Restricted Payments” or constituted a Permitted Investment).

The Fair Market Value of property other than cash covered by clauses (B), (C), (D) and (E) above shall be determined in good faith by the Board of Directors of the Company and

(1)	in the event of property with a Fair Market Value in excess of $10.0 million, shall be set forth in an Officers’ Certificate or

(2)	in the event of property with a Fair Market Value in excess of $25.0 million, shall be set forth in a resolution approved by at least a majority of the Board of Directors of the Company.

The foregoing provisions will not prohibit:

(1)	the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2)	(a) the repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) of the Company or any Parent of the Company or Subordinated Indebtedness of the Company, any Parent of the Company or any Subsidiary Guarantor in exchange for, or out of the proceeds of, the substantially concurrent sale (other than the Cash Contribution Amount, Excluded Contributions or the sale of any Disqualified Stock or Designated Preferred Stock or any Equity Interests sold to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) of Equity Interests of the Company or any Parent of the Company or contributions to the equity capital of the Company (collectively, including any such contributions, “Refunding Capital Stock”) and

(b)	the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) of Refunding Capital Stock;

(3)	the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Company or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale (or as promptly as practicable after giving any requisite notice to the holders of such Subordinated Indebtedness) of, new Indebtedness of the Company or any Subsidiary Guarantor which is Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as

(a)	the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired plus any fees incurred in connection therewith),

(b)	such Indebtedness is Incurred by the Company or by a Subsidiary Guarantor in respect of refinanced Indebtedness of a Subsidiary Guarantor and, in each case, is subordinated to the Notes, or the related Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value,

(c)	such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired or (y) at least 91 days later than the maturity date of the Notes, and

(d)	such Indebtedness has a Weighted Average Life to Maturity at the time Incurred which is not less than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

(4)	the repurchase, retirement or other acquisition for value (or dividends to any Parent of the Company to finance any such repurchase, retirement or other acquisition for value) of Equity Interests of the Company or any Parent of the Company held by any future, present or former employee, director or consultant of the Company, any Parent of the Company or any Subsidiary of the Company pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement made after October 17, 2005; provided, however, that the aggregate amounts paid under this clause (4) do not exceed $12.5 million in any calendar year commencing with 2005 (with unused amounts in any calendar year being permitted to be carried over to the following two calendar years subject to a maximum payment (without giving effect to the following proviso) of $25 million in any calendar year); provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a)	the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock or Designated Preferred Stock) of the Company after the Issue Date to members of management, directors or consultants of the Company, any Parent of the Company and Restricted Subsidiaries of the Company (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (c) of the immediately preceding paragraph); plus

(b)	the cash proceeds of key man life insurance policies received by the Company, any Parent of the Company (to the extent contributed to the Company) or the Restricted Subsidiaries of the Company after October 17, 2005; less

(c)	the amount of any Restricted Payments previously made pursuant to subclauses (a) and (b) of this second proviso of clause (4);

(5)	the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries issued or incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(6)

the declaration and payment of dividends or distributions (a) to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date and (b) to any Parent of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any Parent of the Company issued after the Issue Date; provided, however, that (A) in the case of subclause (a) and (b) of this clause (6), for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”

and (B) the aggregate amount of dividends declared and paid pursuant to subclause (a) and (b) of this clause (6) does not exceed the net cash proceeds actually received by the Company from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date;

(7)	Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding, not to exceed $35 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided that the dollar amount of Investments made pursuant to this clause (7) shall not be reduced by the sale, disposition or other transfer of such Investments unless the proceeds of such sale, disposition or other transfer are received by the Company and/or its Restricted Subsidiaries;

(8)	the payment of dividends on the Company’s common Capital Stock (or the payment of dividends to any Parent of the Company to fund the payment by such Parent of the Company of dividends on such entity’s common Capital Stock) of up to 7.5% per annum of the net cash proceeds received by or contributed to the Company from any public offering of common Capital Stock, other than public offerings with respect to common Capital Stock of the Company or any Parent of the Company registered on Form S-4 or Form S-8 and other than any public sale constituting an Excluded Contribution;

(9)	Investments that are made with Excluded Contributions;

(10)	other Restricted Payments in an aggregate amount not to exceed $40 million;

(11)	the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary of the Company by, Unrestricted Subsidiaries (other than to the extent such Investments were made pursuant to clauses (7) or (10) above or pursuant to clauses (9) or (10) of the definition of Permitted Investments);

(12)	(a) with respect to each tax year or portion thereof that any direct or indirect parent of the Company qualifies as a Flow Through Entity, the distribution by the Company to the holders of Capital Stock of such direct or indirect parent of the Company of an amount equal to the product of the amount of aggregate net taxable income of the Company allocated by the Company to the holders of Capital Stock of the Company for such period and the Presumed Tax Rate for such period; and (b) with respect to any tax year or portion thereof that any direct or indirect parent of the Company does not qualify as a Flow Through Entity, payment of dividends or other distributions to any direct or indirect parent of the Company that files a consolidated U.S. federal tax return that includes the Company and its subsidiaries in an amount not to exceed the amount that the Company and its Restricted Subsidiaries would have been required to pay in respect of federal, state or local taxes, as the case may be, in respect of such year if the Company and its Restricted Subsidiaries had paid such taxes directly as a stand-alone taxpayer or stand-alone group;

(13)	the declaration and payment of dividends to, or the making of loans to, any Parent of the Company (a) in amounts required for such entity to pay general corporate overhead expenses (including salaries, bonuses, benefits paid to management and employees of any Parent and professional and administrative expenses) for any direct or indirect parent entity of the Company to the extent such expenses are attributable to the ownership or operation of the Company and its Restricted Subsidiaries and (b) in amounts required for any Parent of the Company to pay interest and/or principal on Indebtedness that satisfies each of the following: (i) the proceeds of which were contributed to the Company or any of its Restricted Subsidiaries, (ii) that has been guaranteed by, or is otherwise considered Indebtedness of, the Company Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (iii) that was incurred (A) to refund, refinance or defease Indebtedness of such Parent of the Company or the Company and (B) pursuant to the first paragraph or clause (n) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(14)	any Restricted Payment used to fund the Transactions and the fees and expenses related thereto or made in connection with the consummation of the Transactions as described in the Offering Circular (including payments made pursuant to or as contemplated by the Transaction Documents, whether payable on October 17, 2005 or thereafter), or owed by any Parent of the Company, the Company or Restricted Subsidiaries of the Company to Affiliates, in each case to the extent permitted by the covenant described under “—Transactions with Affiliates;”

(15)	repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(16)	payments of cash, or dividends, distributions or advances by the Company or any Restricted Subsidiary to allow any such entity to make payments of cash, in lieu of the issuance of fractional shares upon the exercise of warrants or upon the conversion or exchange of Capital Stock of any such Person; provided, however, that the aggregate amount of such payments, dividends, distributions or advances does not exceed $4 million;

(17)	(a) the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness, Disqualified Stock or Preferred Stock of the Company and its Restricted Subsidiaries and (b) the payment of dividends, distributions and advances to any Parent of the Company to allow such Parent to purchase, repurchase, redeem or otherwise acquire or retire for value shares of Seller Preferred Stock, in each case pursuant to provisions similar to those described under “—Change of Control” and “—Certain Covenants—Asset Sales;” provided that, prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer or Asset Sale Offer, as the case may be, with respect to the Notes as a result of such Change of Control or Asset Sale, as the case may be, and has repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer or Asset Sale Offer, as the case may be; and

(18)	the repayment of Indebtedness of the Company outstanding under the Senior Subordinated Bridge Loan Facility out of the proceeds from the sale by the Company of Additional Notes pursuant to clause (b) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” in an amount not to exceed $33.6 million;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (4), (5), (6), (7), (8), (10), (11), (17), (18) and (19), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. Except as otherwise provided herein, the Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined in good faith by senior management or the Board of Directors of the Company.

As of the Issue Date, all of the Company’s Subsidiaries (except for Affinion Loyalty, LLC) will be Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments or Permitted Investments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if Restricted Payments or Permitted Investments in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Dividend and Other Payment Restrictions Affecting Subsidiaries. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a)	(i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(b)	make loans or advances to the Company or any of its Restricted Subsidiaries; or

(c)	sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1)	contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Credit Agreement, other Senior Credit Documents and the Senior Subordinated Bridge Loan Facility, the Senior Notes Indenture and the Senior Notes (and any exchange notes and guarantees thereof);

(2)	the Indenture and the Notes (and any exchange notes and guarantees thereof);

(3)	applicable law or any applicable rule, regulation or order;

(4)	any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(5)	contracts or agreements for the sale of assets, including customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(6)	Secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(7)	restrictions on cash or other deposits or net worth imposed by customers, suppliers or other vendors under contracts entered into in the ordinary course of business;

(8)	customary provisions in joint venture agreements and other similar agreements (including customary provisions in agreements relating to any Joint Venture);

(9)	purchase money obligations for property acquired and Capitalized Lease Obligations in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(10)	customary provisions contained in leases, licenses, contracts and other similar agreements entered into in the ordinary course of business that impose restrictions of the type described in clause (c) above on the property subject to such lease;

(11)	other Indebtedness, Disqualified Stock or Preferred Stock of any Restricted Subsidiary of the Company that is Incurred subsequent to the Issue Date and permitted pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” provided that such encumbrances and restrictions contained in any agreement or instrument will not materially affect the Company’s ability to make anticipated principal or interest payments on the Notes (as determined in good faith by senior management or the Board of Directors of the Company); and

(12)	any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings,

replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (11) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of senior management or the Board of Directors of the Company, no more restrictive as a whole with respect to such encumbrances and restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this covenant, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common Capital Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to the Company or a Restricted Subsidiary of the Company to other Indebtedness Incurred by the Company or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Asset Sales. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) the Company or any of its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Board of Directors of the Company) of the assets sold or otherwise disposed of and (y) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(a)	any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or any Restricted Subsidiary of the Company (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets,

(b)	any notes or other obligations or other securities or assets received by the Company or such Restricted Subsidiary of the Company from such transferee that are converted by the Company or such Restricted Subsidiary of the Company into cash within 180 days of the receipt thereof (to the extent of the cash received), and

(c)	any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value (as determined in good faith by the Board of Directors of the Company), taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of $50 million or 2.5% of Total Assets of the Company at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value)

shall be deemed to be Cash Equivalents for the purposes of this provision.

The Indenture provides that, within 365 days after the receipt by the Company or any Restricted Subsidiary of the Company of the Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary of the Company may apply the Net Proceeds from such Asset Sale, at its option:

(1)	to permanently reduce Obligations under Senior Debt and, if the Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto or Pari Passu Indebtedness (provided that if the Company or any Guarantor shall so reduce Obligations under Pari Passu Indebtedness (other than Pari Passu Indebtedness that is Secured Indebtedness), the Company will equally and ratably reduce Obligations under the Notes if the Notes are then prepayable or, if the Notes may not then be prepaid, by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, the pro rata principal amount of Notes that would otherwise be prepaid) or Indebtedness of a Restricted Subsidiary that is not a Guarantor, in each case other than Indebtedness owed to the Company or an Affiliate of the Company; or

(2)	to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Company), or capital expenditures or assets, in each case used or useful in a Similar Business, and/or

(3)	to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Company), properties or assets that replace the properties and assets that are the subject of such Asset Sale or Event of Loss;

provided that in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as to purchase (x) such purchase is consummated within 545 days after the receipt by the Company or any Restricted Subsidiary of the Net Proceeds of any Asset Sale and (y) if such purchase is not consummated within the period set forth in subclause (x), the Net Proceeds not so applied will be deemed to be Excess Proceeds (as defined below).

Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary of the Company may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents or Investment Grade Securities. The Indenture provides that any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the second paragraph of this covenant (it being understood that any portion of such Net Proceeds used to make an offer to purchase the Notes, as described in clause (1) above, shall be deemed to have been invested whether or not such offer is accepted) will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25 million, the Company shall make an offer to all holders of Notes (and, at the option of the Company, to holders of any Pari Passu Indebtedness) (an “Asset Sale Offer”) to purchase the maximum principal amount of Notes (and such Pari Passu Indebtedness) that is an integral multiple of $1,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such Pari Passu Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and Additional Interest, if any (or, in respect of such Pari Passu Indebtedness, such lesser price, if any, as may be provided for by the terms of such Pari Passu Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Company will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $25 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes (and such Pari Passu Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for any purpose that is not prohibited by the Indenture. If the aggregate principal amount of Notes surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes (and such Pari Passu Indebtedness) to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

If more Notes (and such Pari Passu Indebtedness) are tendered pursuant to an Asset Sale Offer than the Company is required to purchase, the principal amount of the Notes (and Pari Passu Indebtedness) to be purchased will be determined pro rata based on the principal amounts so tendered and the selection of the actual Notes of each series for purchase will be made by the Trustee on a pro rata basis to the extent practicable; provided, however, that no Notes (or Pari Passu Indebtedness) of $1,000 or less shall be purchased in part.

Notice of an Asset Sale Offer shall be mailed by first-class mail, postage prepaid or electronically transmitted, at least 30 but not more than 60 days before the purchase date to each holder of Notes at such holder’s registered address. If any Note is to be purchased in part only, any notice of purchase that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased.

A new Note in principal amount equal to the unpurchased portion of any Note purchased in part will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the purchase date, unless the Company defaults in payment of the purchase price, interest shall cease to accrue on Notes or portions thereof purchased.

The Credit Agreement prohibits the Company from purchasing any Notes in an Asset Sale Offer, and also provides that certain asset sale events with respect to the Company would constitute a default under the Credit Agreement. In addition, the Senior Notes Indenture prohibits, subject to certain exceptions, the repurchase of the Notes in an Asset Sale Offer. Any future credit agreements or other similar agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders, including the lenders under the Credit Agreement and, if applicable, the Holders of the Senior Notes, to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture that would, in turn, constitute a default under the Company’s other Indebtedness. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of the Notes.

Transactions with Affiliates. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $5 million, unless:

(1)	such Affiliate Transaction is on terms that are not less favorable to the Company or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20 million, the Company delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Company approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(1)	transactions between or among the Company and/or any of its Restricted Subsidiaries;

(2)	Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and Investments under the definition of “Permitted Investments;”

(3)	the entering into of any agreement (and any amendments or modifications to such agreements) to pay, and the payment of, (i) management, consulting, monitoring and advisory fees and expenses to the Sponsor in an aggregate amount in any fiscal year not to exceed the greater of (x) $5 million and (y) 2% of Consolidated Cash Flow, and expense reimbursement, in each case made pursuant to any agreement, or any agreement contemplated by such agreement, each as described under the caption “Certain Relationships and Related Party Transactions” in the Offering Circular and (ii) the termination fees pursuant to the Sponsor Consulting Agreement not to exceed the amount set forth in the Sponsor Consulting Agreement as in effect on October 17, 2005;

(4)	the payment of reasonable and customary fees to, and indemnity provided on behalf of officers, directors, employees or consultants of the Company, any Parent of the Company or any Restricted Subsidiary of the Company;

(5)	payments by the Company or any of its Restricted Subsidiaries to the Sponsor made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are (x) approved by a majority of the Board of Directors of the Company in good faith or (y) made pursuant to any agreement, or any agreement contemplated by such agreement, each as described under the caption “Certain Relationships and Related Party Transactions” in the Offering Circular;

(6)	transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7)	payments or loans (or cancellation of loans) to employees or consultants that are (x) approved by a majority of the Board of Directors of the Company in good faith, (y) made in compliance with applicable law and (z) otherwise permitted under the Indenture;

(8)	any agreement as in effect as of the Issue Date and any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby as determined in good faith by senior management or the Board of Directors of the Company;

(9)	the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, the Transaction Documents and any amendment thereto or similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement are not otherwise more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date;

(10)	transactions to effect the Transactions and the payment of all fees and expenses related to the Transactions, as described in the Offering Circular or contemplated by the Transaction Documents;

(11)	transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are fair to the Company or the Restricted Subsidiaries, in the reasonable determination of the members of the Board of Directors or the senior management of the Company, or are on terms at least as favorable as would reasonably have been entered into at such time with an unaffiliated party;

(12)	if otherwise permitted under the Indenture, the issuance of Equity Interests (other than Disqualified Stock) of the Company to any Permitted Holder or to any director, officer, employee or consultant of the Company or any Parent of the Company;

(13)	the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the Company or of a Restricted Subsidiary of the Company, as appropriate, in good faith;

(14)	the entering into of any tax sharing agreement or arrangement and any payment permitted by clause (12) of the second paragraph of the covenant described under “—Limitations on Restricted Payments;”

(15)	any contribution to the capital of the Company;

(16)	transactions between the Company or any of its Restricted Subsidiaries and any Person, a director of which is also a director of the Company or any direct or indirect parent company of the Company, provided, however, that such director abstains from voting as a director of the Company or such direct or indirect parent company, as the case may be, on any matter involving such other Person;

(17)	pledges of Equity Interests of Unrestricted Subsidiaries; and

(18)	any employment agreements entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business.

Limitation on Other Senior Subordinated Indebtedness. The Indenture provides that the Company will not Incur any Indebtedness that is subordinate in right of payment to any Senior Debt of the Company unless it is pari passu or subordinate in right of payment to the Notes. The Indenture also provides that no Guarantor will Incur any Indebtedness that is subordinate or junior in right of payment to the Senior Debt of such Guarantor unless it is pari passu or subordinate in right of payment to such Guarantor’s Guarantee. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Company or any Guarantor, as applicable, solely by reason of any Liens or Guarantees arising or created in respect of such other Indebtedness of the Company or any Guarantor or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Liens. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing Indebtedness which is pari passu or junior to the Notes or the Guarantees (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured (or, in the case of Indebtedness subordinated to the Notes or the related Guarantees, prior or senior thereto, with the same relative priority as the Notes will have with respect to such subordinated Indebtedness) until such time as such obligations are no longer secured by a Lien.

Reports and Other Information. The Indenture provides that notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Company will file with the SEC (unless the SEC will not accept such a filing), and provide the Trustee and holders with copies thereof, without cost to each holder, within 15 days after it files (or attempts to file) them with the SEC,

(1)	within the time periods specified by the Exchange Act, an annual report on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form);

(2)	within the time periods specified by the Exchange Act, a quarterly report on Form 10-Q (or any successor or comparable form); and

(3)	all current reports that would be required to be filed with the SEC on Form 8-K.

In addition, the Company will make such information available to prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding during any period when it is not subject to Section 13 or 15(d) of the Exchange Act, it will furnish to the holders of the Notes and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Notwithstanding the foregoing, the Company will be deemed to have furnished such reports referred to above to the Trustee and the holders if it has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available. In addition, such requirements shall be deemed satisfied prior to the commencement of the exchange offer contemplated by the registration rights agreement relating to the Notes or the effectiveness of the shelf registration statement by the filing with the SEC of the exchange offer registration statement and/or shelf registration statement in accordance with the provisions of such registration rights agreement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act and such registration statement and/or amendments thereto are filed at times that otherwise satisfy the time requirements set forth in the first paragraph of this covenant.

In addition, if at any time any Parent of the Company becomes a Guarantor (there being no obligation of any Parent to do so), holds no material assets other than cash, Cash Equivalents and the Capital Stock of the Company or of any direct or indirect parent corporation of the Company (and performs the related incidental activities associated with such ownership) and complies with the requirements of Rule 3-10 of Regulation S-X promulgated by the SEC (or any successor provision), the reports, information and other documents required to be filed and furnished to holders of the Notes pursuant to this covenant may, at the option of the Company, be filed by and be those of such Parent rather than the Company.

Notwithstanding the foregoing, the Company shall not be required to furnish any information, certifications or reports required by Items 307 and 308 of Regulation S-K prior to the effectiveness of the Exchange Offer Registration Statement or Shelf Registration Statement, as applicable.

Future Guarantors. The Indenture provides that the Company will cause each Restricted Subsidiary that Guarantees any Indebtedness of the Company or any of the Guarantors (excluding a Guarantee of Indebtedness of a Non-Guarantor Restricted Subsidiary issued by a Non-Guarantor Restricted Subsidiary) to execute and deliver to the Trustee a Guarantee pursuant to which such Restricted Subsidiary will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any and interest on the Notes on a senior or pari passu basis and all other obligations under the Indenture, unless such other Indebtedness is Senior Debt, in which case the guarantee may be subordinated to the guarantee of such Senior Debt to the same extent as the Notes are subordinated to such Senior Debt. Notwithstanding the foregoing, in the event any Guarantor is released and discharged in full from all of its obligations under Guarantees of (1) each Credit Agreement and (2) all other Indebtedness of the Company and its Restricted Subsidiaries, then the Guarantee of such Guarantor shall be automatically and unconditionally released or discharged; provided that such Restricted Subsidiary has not incurred any Indebtedness or issued any Preferred Stock in reliance on its status as a Guarantor under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” unless such Guarantor’s obligations under such Indebtedness or Preferred Stock, as the case may be, so incurred are satisfied in full and discharged or are otherwise permitted under one of the exceptions available at the time of such release to Restricted Subsidiaries under the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Each Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each Guarantee shall be released in accordance with the provisions of the Indenture described under “—Guarantees.”

Payments for Consent. The Indenture provides that the Company will not, and will not permit any of the Subsidiaries of the Company to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of the Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets

The Indenture provides that the Company may not consolidate, amalgamate or merge with or into or wind up into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(1)	the Company is a surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof (the Company or such Person, as the case may be, being herein called the “Successor Company”);

(2)	the Successor Company (if other than the Company) expressly assumes all the obligations of the Company under the Indenture and the Notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3)	immediately after giving effect to such transaction no Default or Event of Default shall have occurred and be continuing;

(4)	immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either

(a)	the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” or

(b)	the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than or equal to such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;

(5)	each Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture and the Notes;

(6)	if the Successor Company is not organized as a corporation after such transaction, a successor corporation which is a Subsidiary of the Successor Company shall continue to be co-obligor of the Notes and shall have by supplemental indenture confirmed its obligations under the Indenture and the Notes; and

(7)	the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

The Successor Company (if other than the Company) will succeed to, and be substituted for, the Company under the Indenture and the Notes, and the Company will automatically be released and discharged from its obligations under the Indenture and the Notes, but in the case of a lease of all or substantially all of its assets, the Company will not be released from the obligations to pay the principal of and interest on the Notes. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary may consolidate or amalgamate with, merge into, sell, assign or transfer, lease, convey or otherwise dispose of all or part of its properties and assets to the Company or to another Restricted Subsidiary and (b) the Company may merge, amalgamate or consolidate with an Affiliate incorporated or organized solely for the purpose of incorporating or organizing the Company in another state of the United States, the District of Columbia or any territory of the United States so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby (any transaction described in this sentence a “Specified Merger/Transfer Transaction”). This “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and its Restricted Subsidiaries.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Although there is a limited body of case law interpreting the phrase “substantially all,” under New York law, which governs the Indenture, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

The Indenture further provides that subject to certain limitations in the Indenture governing release of a Guarantee upon the sale or disposition of a Restricted Subsidiary of the Company that is a Subsidiary Guarantor, each Subsidiary Guarantor will not, and the Company will not permit any Subsidiary Guarantor to, consolidate, amalgamate or merge with or into or wind up into (whether or not such Subsidiary Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(1)	either

(a)	such Subsidiary Guarantor is a surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Subsidiary Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition is made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof (such Subsidiary Guarantor or such Person, as the case may be, being herein called the “Successor Guarantor”) and the Successor Guarantor (if other than such Subsidiary Guarantor) expressly assumes all the obligations of such Subsidiary Guarantor under the Indenture and such Subsidiary Guarantor’s Guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee; or

(b)	such sale or other disposition or consolidation or merger complies with the covenant described above under the caption “—Certain Covenants—Asset Sales;”

(2)	immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Guarantor or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing; and

(3)	any Successor Guarantor (if other than such Subsidiary Guarantor) shall have delivered or caused to be delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

Subject to certain limitations described in the Indenture, the Successor Guarantor will succeed to, and be substituted for, such Subsidiary Guarantor under the Indenture and such Subsidiary Guarantor’s Guarantee, and such Subsidiary Guarantor will automatically be released and discharged from its obligations under the Indenture and such Subsidiary Guarantor’s guarantee. Notwithstanding clause (2) of the foregoing paragraph, (i) a Subsidiary Guarantor may merge, amalgamate or consolidate with an Affiliate incorporated or organized solely for the purpose of incorporating or organizing such Subsidiary Guarantor in another state of the United States, the District of Columbia or any territory of the United States, so long as the amount of Indebtedness of the Subsidiary Guarantor is not increased thereby and (ii) a Subsidiary Guarantor may merge, amalgamate or consolidate with another Subsidiary Guarantor or the Company.

Defaults

An Event of Default will be defined in the Indenture as:

(1)	a default in any payment of interest on, or Additional Interest with respect to, any Note when due that continues for 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture,

(2)	a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise, whether or not such payment is prohibited by the subordination provisions of the Indenture,

(3)	the failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the caption “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets,”

(4)	the failure by the Company or any of its Restricted Subsidiaries to comply for 30 days after notice with any of its obligations under the covenants described under “—Certain Covenants” (other than a failure to purchase Notes),

(5)	the failure by the Company or any of the Restricted Subsidiaries of the Company to comply for 60 days after notice with its other agreements contained in the Notes or the Indenture,

(6)	the failure by the Company or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to a Restricted Subsidiary of the Company) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $30 million or its foreign currency equivalent (the “cross-acceleration provision”),

(7)	certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the “bankruptcy provisions”),

(8)	failure by the Company or any Significant Subsidiary to pay final judgments aggregating in excess of $30 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provision”), or

(9)	any Guarantee of a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms thereof) or any Guarantor that qualifies as a Significant Subsidiary denies or disaffirms its obligations under the Indenture or any Guarantee and such Default continues for 10 days.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clauses (4) and (5) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the Notes outstanding notify the Company of the default and the Company does not cure such default within the time specified in clauses (4) and (5) hereof after receipt of such notice; provided, however, that so long as any Indebtedness permitted to be Incurred pursuant to the Credit Agreement will be outstanding, that acceleration of the Notes will not be effective until the earlier of (1) an acceleration of Indebtedness under the Credit Agreement; or (2) five Business Days after receipt by the Company and the administrative agent under the Credit Agreement of written notice of the acceleration of the Notes.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Company) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the Notes outstanding by notice to the Company may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of the Notes outstanding may rescind any such acceleration with respect to the Notes and its consequences.

In the event of any Event of Default specified in clause (6) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the Company delivers an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing,

(2)	holders of at least 25% in principal amount of the Notes outstanding have requested the Trustee to pursue the remedy,

(3)	such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense,

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5)	the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the Notes outstanding are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is actually known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any applicable Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the noteholders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provision may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

(1)	reduce the amount of Notes whose holders must consent to an amendment,

(2)	reduce the rate of or extend the time for payment of interest on any Note,

(3)	reduce the principal of or change the Stated Maturity of any Note,

(4)	reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “—Optional Redemption,”

(5)	make any Note payable in money other than that stated in such Note,

(6)	impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes,

(7)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions,

(8)	amend or modify any of the subordination provisions of the Indenture or the related definitions in any manner adverse to the holders of the Notes or any Guarantee thereof, or

(9)	modify the Guarantees in any manner adverse to the holders.

Notwithstanding the preceding, without the consent of any holder, the Company and Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a Successor Company of the obligations of the Company under the Indenture and the Notes, to provide for the assumption by a Successor Guarantor of the obligations of a Subsidiary Guarantor under the Indenture and its Guarantee, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add Guarantees with respect to the Notes, to secure the Notes, to add to the covenants of the Company for the benefit of the holders or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any holder, to comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA, to effect any provision of the Indenture or to make certain changes to the Indenture to provide for the issuance of Additional Notes.

The consent of the noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, the Company is required to mail to the noteholders a notice briefly describing such amendment. However, the failure to give such notice to all noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Directors, Officers, Employees and Stockholders

The Indenture provides that no director, officer, employee, incorporator or holder of any Equity Interests in the Company, as such, will have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Transfer and Exchange

A noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a noteholder to pay any taxes required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption or to transfer or exchange any Note for a period of 15 days prior to a selection of Notes to be redeemed. The Notes will be issued in registered form and the registered holder of a Note will be treated as the owner of such Note for all purposes.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration or transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1)	either (a) all the Notes theretofore authenticated under the Indenture and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Notes under the Indenture (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year or (iii) if redeemable at the option of the Company, have been called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee (the “discharge trust”) funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; provided that, in order to discharge the Indenture pursuant to clause (b) of this paragraph (1), the Company will have received any consents necessary from the holders of Senior Debt to amend, and the Company will have amended, the provisions of the Indenture establishing the subordination of these Notes to Senior Debt such that any payments made from the discharge trust described above to holders of the Notes are not subordinated;

(2)	the Company has and/or the Guarantors have paid all other sums payable under the Indenture; and

(3)	the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Defeasance

The Indenture provides that the Company at any time may terminate all its obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under certain covenants that are described in the Indenture, including the covenants described under “—Certain Covenants,” the operation of the cross-acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under “—Defaults” and the undertakings and covenants contained under “—Change of Control” and “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” (“covenant defeasance”). If the Company exercise its legal or covenant defeasance option each Guarantor will be released from all of its obligations with respect to its Guarantee.

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (5), (6), (7) (with respect only to Significant Subsidiaries), (8) or (9) under “—Defaults” or because of the failure of the Company to comply with the undertakings and covenants contained under “—Change of Control.”

In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable federal income tax law). Further, in order to exercise either defeasance option, the Company will have received any consents necessary from the holders of Senior Debt to amend, and the Company will have amended, the provisions of the Indenture establishing the subordination of these Notes to Senior Debt such that any payments made from the defeasance trust described above to holders of the Notes are not subordinated. Notwithstanding the foregoing, the Opinion of Counsel required by the immediately preceding sentence with respect to a legal defeasance need not be delivered if all of the Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable or (y) will become due and payable at their Stated Maturity within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

Concerning the Trustee

Wells Fargo Bank, National Association is the Trustee under the Indenture and has been appointed by the Company as registrar and a paying agent with regard to the Notes.

If the Trustee becomes a creditor of the Company or any Guarantor, the Indenture and the Trust Indenture Act limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that in case an Event of Default will occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs.

Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder will have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Registration Rights; Additional Interest

The following description is a summary of the material provisions of the Registration Rights Agreement. It does not restate that agreement in its entirety. We urge you to read the proposed form of Registration Rights Agreement in its entirety because it, and not this description, defines your registration rights as Holders of these Notes.

On April 26, 2006, the Company, the Guarantors and the Initial Purchasers entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Company and the Guarantors agreed to file with the SEC the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the Exchange Notes. As soon as practicable following the effectiveness of the Exchange Offer Registration Statement, the Company and the Guarantors will offer to the Holders of Notes pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their Notes for Exchange Notes.

If:

(1)	the Company and the Guarantors are not permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or SEC policy;

(2)	for any reason, the Exchange Offer is not consummated within the required time period; or

(3)	any Holder of Notes notifies the Company that:

(a)	it is prohibited by law or SEC policy from participating in the Exchange Offer; or

(b)	it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c)	it is a broker-dealer and owns Notes acquired directly from the Company or an affiliate of the Company,

the Company and the Guarantors will file with the SEC a Shelf Registration Statement to cover resales of the Notes by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

The Company and the Guarantors will use their commercially reasonable efforts to cause the applicable registration statement to be declared effective as promptly as possible by the SEC.

The Registration Rights Agreement provides:

(1)	unless the Exchange Offer would not be permitted by applicable law or SEC policy, the Company and the Guarantors will prepare and use commercially reasonable efforts to file an Exchange Offer Registration Statement with the SEC on or prior to 180 days after the closing of the offering;

(2)	unless the Exchange Offer would not be permitted by applicable law or SEC policy, the Company and the Guarantors will use their commercially reasonable efforts to have the Exchange Offer Registration Statement declared effective by the SEC on or prior to 300 days after the closing of the offering;

(3)	as soon as practicable after the effectiveness of the Exchange Offer Registration Statement, unless the Exchange Offer would not be permitted by applicable law or SEC policy, the Company and the Guarantors will

(a)	commence the Exchange Offer; and

(b)	issue Exchange Notes in exchange for all Notes tendered prior thereto in the Exchange Offer; and

(4)	if obligated to file the Shelf Registration Statement, the Company and the Guarantors will prepare and use commercially reasonable efforts to file the Shelf Registration Statement with the SEC on or prior to 180 days after such filing obligation arises and use their commercially reasonable efforts to cause the Shelf Registration to be declared effective by the SEC on or prior to 300 days after such obligation arises.

If:

(1)	the Company and the Guarantors fail to file any of the registration statements required by the Registration Rights Agreement on or before the date specified for such filing; or

(2)	any of such registration statements is not declared (or become automatically) effective by the SEC on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”); or

(3)	the Company and the Guarantors fail to consummate the Exchange Offer within 30 Business Days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement; or

(4)	the Shelf Registration Statement or the Exchange Offer Registration Statement is declared (or becomes automatically) effective but thereafter ceases to be effective or usable in connection with resales or exchanges of Notes during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (1) through (4) above, a “Registration Default”), then the Company and the Guarantors will pay Additional Interest to each Holder of Notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to one-quarter of one percent (0.25%) per annum on the principal amount of Notes held by such Holder.

The amount of the Additional Interest will increase by an additional one-quarter of one percent (0.25%) per annum on the principal amount of Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Additional Interest for all Registration Defaults of 1.0% per annum.

All accrued Additional Interest will be paid by the Company and the Guarantors on each interest payment date to the Global Note Holder by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

Immediately upon the cure of all Registration Defaults, the accrual of Additional Interest will cease.

Holders of Notes will be required to make certain representations to the Company (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Notes included in the Shelf Registration Statement and benefit from the provisions regarding Additional Interest set forth above. By acquiring Notes, a Holder will be deemed to have agreed to indemnify the Company and the Guarantors against certain losses arising out of information furnished by such Holder in writing for inclusion in any Shelf Registration Statement. Holders of Notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from the Company.

Certain Definitions

“Acquired Indebtedness” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged or consolidated with or into or becomes a Restricted Subsidiary of such specified Person, and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person,

in each case, other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by such Person, or such asset was acquired by such Person, as applicable.

“Additional Interest” means all additional interest owing on the Notes pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of the Indenture, Cendant Corporation and its Affiliates are not deemed Affiliates of the Company so long as (1) such entities would be Affiliates of the Company only by virtue of their beneficial ownership of Capital Stock of the Company and (2) such entities beneficially own, as a group, less of the voting power of the Company than is beneficially owned by the Sponsor.

“Asset Sale” means:

(1)	the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) of the Company or any Restricted Subsidiary of the Company (each referred to in this definition as a “disposition”) or

(2)	the issuance or sale of Equity Interests (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals) of any Restricted Subsidiary (other than to the Company or another Restricted Subsidiary of the Company) (whether in a single transaction or a series of related transactions), in each case other than:

(a)	a disposition of Cash Equivalents or Investment Grade Securities or obsolete, damaged or worn out property or equipment in the ordinary course of business;

(b)	the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control;

(c)	for purposes of “—Certain Covenants—Asset Sales” only, any Restricted Payment or Permitted Investment (other than a Permitted Investment to the extent such transaction results in the receipt of Cash Equivalents or Investment Grade Securities by the Company or its Restricted Subsidiaries) that is permitted to be made, and is made, under the covenant described above under “—Certain Covenants—Limitation on Restricted Payments;”

(d)	any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate Fair Market Value of less than $7.5 million;

(e)	any disposition of property or assets or the issuance of securities by a Restricted Subsidiary of the Company to the Company or by the Company or a Restricted Subsidiary of the Company to a Restricted Subsidiary of the Company;

(f)	any foreclosures on assets or property of the Company or its Subsidiaries;

(g)	any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(h)	any sale of inventory, equipment or other assets in the ordinary course of business;

(i)	any grant in the ordinary course of business of any license of patents, trademarks, know-how and any other intellectual property;

(j)	any exchange of assets for assets (including a combination of assets and Cash Equivalents) related to a Similar Business of comparable or greater market value or usefulness to the business of the Company and its Restricted Subsidiaries as a whole, as determined in good faith by the Board of Directors of the Company, which in the event of an exchange of assets with a Fair Market Value in excess of (1) $10.0 million shall be evidenced by an Officers’ Certificate, and (2) $25.0 million shall be set forth in a resolution approved in good faith by at least a majority of the Board of Directors of the Company; and

(k)	in the ordinary course of business, any swap of assets, or lease, assignment or sublease of any real or personal property, in exchange for services (including in connection with any outsourcing arrangements in which the Company enters into a multi-year services arrangement with the transfer of such assets) of comparable or greater value or usefulness to the business of the Company and its Restricted Subsidiaries as a whole, as determined in good faith by senior management or the Board of Directors of the Company, which in the event of a swap with a Fair Market Value in excess of (1) $10.0 million shall be evidenced by an Officers’ Certificate and (2) $25.0 million shall be set forth in a resolution approved in good faith by at least a majority of the Board of Directors of the Company.

“Bank Indebtedness” means any and all amounts payable under or in respect of the Credit Agreement or the other Senior Credit Documents, as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of the Credit Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City, or in the city in which the Trustee or the Paying Agent are located.

“Capital Stock” means:

(1)	in the case of a corporation or a company, corporate stock or shares;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Contribution Amount” means the aggregate amount of cash contributions made to the capital of the Company or any Guarantor described in the definition of “Contribution Indebtedness.”

“Cash Equivalents” means:

(1)	U.S. dollars, pounds sterling, euros, national currency of any participating member state in the European Union or, in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2)	securities issued or directly and fully guaranteed or insured by the government of the United States or any country that is a member of the European Union or any agency or instrumentality thereof, in each case with maturities not exceeding two years from the date of acquisition;

(3)	certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year, and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250 million, or the foreign currency equivalent thereof, and whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(4)	repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper issued by a corporation (other than an Affiliate of the Company) rated at least “A-1” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6)	readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7)	Indebtedness issued by Persons (other than Permitted Holders or any of their Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition; and

investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period (without giving effect to the amount added to Net Income in calculating Consolidated Net Income for the excess of the provision for taxes over cash taxes) plus:

(1)	provision for taxes based on income, profits or capital of such Person and its Restricted Subsidiaries for such period, including, without limitation, state franchise and similar taxes, and including an amount equal to the amount of tax distributions actually made to the holders of Capital Stock of such Person or any Parent of such Person in respect of such period in accordance with clause (12) of the second paragraph under “—Certain Covenants—Limitation on Restricted Payments,” which shall be included as though such amounts had been paid as income taxes directly by such Person, in each case to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2)	Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(3)	depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(4)	the amount of any restructuring charges or expenses (which, for the avoidance of doubt, shall include retention and supplemental bonus payments payable in connection with the Acquisition or otherwise, exit costs, severance payments, systems establishment costs or excess pension charges), to the extent that any such charges or expenses were deducted in computing such Consolidated Net Income; plus

(5)	the amount of management, monitoring, consulting and advisory fees and related expenses paid to the Permitted Holders (or any accruals relating to such fees and related expenses) during such period; provided that such amount shall not exceed in any four quarter period the greater of (x) $2.5 million or (y) 1.0% of Consolidated Cash Flow (calculated without giving effect to this clause (5)); plus

(6)	for any quarter in the four quarter period ended December 31, 2005, all adjustments to net income (or loss) used in connection with the calculation of pro forma “Adjusted EBITDA” for the last twelve months ended December 31, 2005 (as set forth in the Offering Circular under Note (4) to the section entitled “Summary—Summary Historical and Pro Forma Condensed Consolidated and Combined Financial and Other Data”) to the extent such adjustments are not fully reflected in the applicable quarter and continue to be applicable; plus

(7)	an amount of $3.0 million for each of the four consecutive calendar quarters commencing with the calendar quarter beginning January 1, 2005, representing anticipated cost savings from the 2005 Reorganization (as defined in the Offering Circular); minus

(8)	non-cash items increasing such Consolidated Net Income for such period (excluding the recognition of deferred revenue or any non-cash items which represent the reversal of any accrual of, or reserve for, anticipated cash charges in any prior period and any items for which cash was received in any prior period and excluding amounts increasing Consolidated Net Income pursuant to clause (15) of the definition of Consolidated Net Income);

in each case, on a consolidated basis and determined in accordance with GAAP. For purposes of calculating Consolidated Cash Flow, the calculation shall exclude the effects of purchase accounting as a result of the Transactions.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, the Fixed Charges of, the depreciation and amortization and other non-cash expenses or non-cash items of and the restructuring charges or expenses of, a Restricted Subsidiary of the Company will be added to (or subtracted from, in the case of non-cash items described in clause (8) above) Consolidated Net Income to compute Consolidated Cash Flow of the Company (A) in the same proportion that the Net Income of such Restricted Subsidiary was added to compute such Consolidated Net Income of the Company and (B) only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or distributed to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

“Consolidated Leverage Ratio” means, with respect to any Person at any date, the ratio of (a) the aggregate amount of all Indebtedness of such Person and its Restricted Subsidiaries less cash and cash equivalents (excluding restricted cash), in each case, determined on a consolidated basis in accordance with GAAP as of such date to (b) the Consolidated Cash Flow of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date. In the event that the Company or any of its Restricted Subsidiaries Incurs or redeems any Indebtedness subsequent to the commencement of the period for which the Consolidated Leverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Consolidated Leverage Ratio is made, then the Consolidated Leverage Ratio shall be calculated giving pro forma effect to such Incurrence or redemption of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period. The provisions applicable to pro forma transactions and Indebtedness set forth in the second paragraph of the definition of “Fixed Charge Coverage Ratio” will apply for purposes of making the computation referred to in this paragraph.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, plus the amount that the provision for taxes exceeds cash taxes paid by such Person and its Restricted Subsidiaries in such period; provided, that:

(1)	any net after-tax extraordinary or nonrecurring or unusual gains, losses, income, expense or charges (less all fees and expenses relating thereto), including, without limitation, any severance, relocation or other restructuring costs and transition expenses Incurred as a direct result of the transition of the Company to an independent operating company in connection with the Transactions and fees, expenses or charges related to any offering of Equity Interests of such Person, any Investment, any acquisition or any offering of Indebtedness permitted to be Incurred by the Indenture (in each case, whether or not successful), including any such fees, expenses or charges related to the Transactions, in each case, shall be excluded;

(2)	any increase in amortization or depreciation or any one-time non-cash charges resulting from purchase accounting in connection with any acquisition that is consummated on or after October 17, 2005 shall be excluded;

(3)	the cumulative effect of a change in accounting principles during such period shall be excluded;

(4)	any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(5)	any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by senior management or the Board of Directors of the Company) shall be excluded;

(6)	any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness shall be excluded;

(7)	the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8)	solely for the purpose of covenant described under “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Subsidiary Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary or its equity holders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the Consolidated Net Income of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person or a Restricted Subsidiary of such Person (subject to the provisions of this clause (8)), to the extent not already included therein;

(9)	any non-cash impairment charge or asset write-off resulting from the application of Statement of Financial Accounting Standards No. 142 and 144, and the amortization of intangibles arising pursuant to No. 141, shall be excluded;

(10)	any non-cash expenses realized or resulting from employee benefit plans or post-employment benefit plans, grants of stock appreciation or similar rights, stock options or other rights to officers, directors and employees of such Person or any of its Restricted Subsidiaries shall be excluded;

(11)	any one-time non-cash compensation charges shall be excluded;

(12)	non-cash gains, losses, income and expenses resulting from fair value accounting required by Statement of Financial Accounting Standards No. 133 and related interpretations shall be excluded;

(13)	the effects of purchase accounting as a result of the Transactions shall be excluded;

(14)	accruals and reserves that are established within twelve months after October 17, 2005 and that are so required to be established in accordance with GAAP shall be excluded; and

(15)	to the extent not already reflected in Consolidated Net Income, the amount of any accrual, reserve or other charge that reduces Net Income of such Person that was taken in respect of expected or actual Losses by reason of (x) any legal proceedings disclosed in the Offering Circular, including the financial statements included herein, or relating to the same facts and circumstances as disclosed, or (y) a breach or violation of law, in each case, shall be excluded; provided that (as certified in an Officers’ Certificate delivered to the Trustee) the Company has (i) a reasonable good faith belief that it is entitled to be indemnified by Cendant pursuant to the Stock Purchase Agreement in respect of such Losses in an amount greater than or equal to the amount to be excluded from the calculation of Consolidated Net Income pursuant to this clause (15) and (ii) has provided Cendant a notice in respect of the Company’s intent to seek indemnity; provided, further that (x) if Net Income is increased as a result of any amounts received from Cendant in respect of such an indemnity and the right to be so indemnified was used in a prior period to increase Consolidated Net Income pursuant to this clause (15), such amounts received shall be excluded from Consolidated Net Income and (y) to the extent the actual indemnity received is less than the expected indemnity amount excluded in a prior period pursuant to this clause (15), Consolidated Net Income shall be reduced by the difference in the period in which such lower actual indemnity amounts are received or in which a final judgment of a court of competent jurisdiction is made that the Company is entitled to no indemnity.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from the calculation of Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary of the Company in respect of or that originally constituted Restricted Investments.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2)	to advance or supply funds:

(a)	for the purchase or payment of any such primary obligation; or

(b)	to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contribution Indebtedness” means Indebtedness of the Company or any Guarantor in an aggregate principal amount not greater than twice the aggregate amount of cash contributions (other than Excluded Contributions and amounts applied to make a Restricted Payment in accordance with clause (2) of the second paragraph of “—Certain Covenants—Limitation on Restricted Payments”) made to the capital of the Company or such Guarantor after October 17, 2005 (other than any cash contributions in connection with the Transactions); provided, however that: (1) if the aggregate principal amount of such Contribution Indebtedness is greater than the aggregate amount of such cash contributions to the capital of the Company or such Guarantor, as applicable, the amount in excess shall be Indebtedness (other than Secured Indebtedness) with a Stated Maturity later than the Stated Maturity of the Notes; (2) such Contribution Indebtedness (a) is Incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officers’ Certificate on the date of Incurrence thereof; and (3) such cash contribution is not and has not been included in the calculation of permitted Restricted Payments under the covenant described in “—Certain Covenants—Limitation on Restricted Payments.”

“Credit Agreement” means (i) the credit agreement dated as of October 17, 2005, among the Company, the financial institutions named therein and Credit Suisse, Cayman Islands Branch (or an affiliate thereof), as Administrative Agent, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any one or more agreements or indentures extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Company to be included in the definition of “Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Company or any Parent of the Company (other than Disqualified Stock), that is issued for cash (other than to the Company or any of its Subsidiaries or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable, putable or exchangeable), or upon the happening of any event:

(1)	matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise,

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person, or

(3)	is redeemable at the option of the holder thereof, in whole or in part,

in each case prior to 91 days after the maturity date of the Notes;

provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that (x) if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability and (y) such Capital Stock shall not constitute Disqualified Stock if such Capital Stock matures or is mandatorily redeemable or is redeemable at the option of the holders thereof as a result of a change of control or asset sale so long as the relevant asset sale or change of control provisions, taken as a whole, are no more favorable in any material respect to holders of such Capital Stock than the asset sale and change of control provisions applicable to the Notes and any purchase requirement triggered thereby may not become operative until compliance with the asset sale and change of control provisions applicable to the Notes (including the purchase of any Notes tendered pursuant thereto); provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of common stock or Preferred Stock of any Person (other than Disqualified Stock), other than:

(1)	public offerings with respect to the Capital Stock of such Person registered on Form S-4 or Form S-8;

(2)	any such public or private sale that constitutes an Excluded Contribution;

(3)	an issuance to any Subsidiary; and

(4)	any Cash Contribution Amounts.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined in good faith by senior management or the Board of Directors of the Company) received by the Company from:

(1)	contributions to its common Capital Stock, and

(2)	the sale (other than to a Subsidiary of the Company or pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company or any of its Subsidiaries) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company,

in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by an Officer of the Company.

“Fair Market Value” means, with respect to any asset or property, the price that could be negotiated in an arm’s-length transaction between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense (net of interest income) to the extent it relates to Indebtedness of such Person and its Restricted Subsidiaries for such period and to the extent such expense was deducted in computing Consolidated Net Income, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations (but excluding the amortization or writeoff of deferred financing fees or expenses of any bridge or other financing fee in connection with the Transactions); plus

(2)	the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)	to the extent not included in clause (1) above, the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or Preferred Stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests (other than Disqualified Stock) of the Company or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such

Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of such period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio referred to above, Investments, acquisitions, dispositions, mergers, consolidations or discontinued operations (as determined in accordance with GAAP) that have been made by the Company or any Restricted Subsidiary during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations or discontinued operations (including the Transactions) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, merger or consolidation or discontinued any operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or discontinued operation had occurred at the beginning of the applicable four-quarter period. For purposes of this definition, whenever pro forma effect is to be given to an Investment, acquisition, disposition, merger, consolidation or discontinued operation (including the Transactions) and the amount of income or earnings relating thereto, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company and shall comply with the requirements of Rule 11-02 of Regulation S-X promulgated by the SEC, except that such pro forma calculations may include operating expense reductions for such period resulting from the transaction which is being given pro forma effect that have been realized or for which substantially all the steps necessary for realization have been taken or are reasonably expected to be taken within twelve months following any such transaction, including, but not limited to, the execution or termination of any contracts, the reduction of costs related to administrative functions or the termination of any personnel, as applicable; provided that, in either case, such adjustments are set forth in an Officers’ Certificate signed by the Company’s chief financial officer and another Officer which states (i) the amount of such adjustment or adjustments, (ii) that such adjustment or adjustments are based on the reasonable good faith beliefs of the Officers executing such Officers’ Certificate at the time of such execution and (iii) that any related incurrence of Indebtedness is permitted pursuant to the Indenture. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if the related hedge has a remaining term in excess of twelve months).

Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

“Flow Through Entity” means an entity that is treated as a partnership not taxable as a corporation, a grantor trust or a disregarded entity for U.S. federal income tax purposes or subject to treatment on a comparable basis for purposes of state, local or foreign tax law.

“Foreign Subsidiary” means a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state or territory thereof or the District of Columbia and any direct or indirect subsidiary of such Restricted Subsidiary.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date. For the purposes of the Indenture, the term “consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means any guarantee of the obligations of the Company under the Indenture and the Notes by any Person in accordance with the provisions of the Indenture.

“Guarantor” means any Person that Incurs a Guarantee; provided that upon the release or discharge of such Person from its Guarantee in accordance with the Indenture, such Person ceases to be a Guarantor.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1)	currency exchange or interest rate swap agreements, cap agreements and collar agreements; and

(2)	other agreements or arrangements designed to manage exposure or protect such Person against fluctuations in currency exchange or interest rates.

“holder” or “noteholder” means the Person in whose name a Note is registered on the registrar’s books.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person:

(1)	the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a current account payable, trade payable or similar obligation Incurred, (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2)	to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and

(3)	to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) the Seller Preferred Stock whether or not reflected as a liability of the Company, (5) obligations to make payments in respect of money back guarantees offered to customers in the ordinary course of business, (6) obligations to make payments to one or more insurers in respect of premiums collected by the Company on behalf of such insurers or in respect profit-sharing arrangements entered into with such insurers, in each case in the ordinary course of business, or (7) the financing of insurance premiums with the carrier of such insurance or take or pay obligations contained in supply agreements, in each case entered into in the ordinary course of business.

Notwithstanding anything in the Indenture, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under the Indenture but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under the Indenture.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Similar Business, in each case of nationally recognized standing that is, in the good faith determination of the Board of Directors of the Company, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Banc of America Securities LLC, BNP Paribas Securities Corp. and such other initial purchasers party to the purchase agreement entered into in connection with the offer and sale of the Notes.

“Initial Senior Notes” means the $270 million in aggregate principal amount of 10 1/8% Senior Notes due 2013 issued by the Company on October 17, 2005 under the Senior Notes Indenture.

“Investment Grade Securities” means:

(1)	securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents),

(2)	securities that have a rating equal to or higher than Baa3 (or equivalent) by Moody’s or BBB- (or equivalent) by S&P, or an equivalent rating by any other Rating Agency, but excluding any debt securities or loans or advances between and among the Company and its Subsidiaries,

(3)	investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(4)	corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and marketing partners and commission, travel and similar advances to officers, employees and consultants, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments:”

(1)	“Investments” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a)	the Company’s “Investment” in such Subsidiary at the time of such redesignation less

(b)	the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by senior management or the Board of Directors of the Company.

“Issue Date” means April 26, 2006, the date on which the Notes are originally issued.

“Joint Venture” means any Person, other than an individual or a Subsidiary of the Company, (i) in which the Company or a Restricted Subsidiary of the Company holds or acquires an ownership interest (whether by way of Capital Stock or otherwise) and (ii) which is engaged in a Similar Business.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any other agreement to give a security interest and, any filing of or agreement to give any financing statement under the Uniform Commercial Code or equivalent statutes of any jurisdiction (other than a filing for informational purposes)); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Management Group” means all of the individuals consisting of the directors, executive officers and other management personnel of the Company or any direct or indirect parent company of the Company, as the case may be, on the Issue Date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of the Company or any direct or indirect parent company of the Company, as the case may be, as applicable, was approved by (x) a vote of a majority of the directors of the Company or any direct or indirect parent of the Company as applicable, then still in office who were either directors on the Issue Date or whose election or nomination was previously so approved or (y) the Permitted Holders and (2) executive officers and other management personnel of the Company or any direct or indirect parent company of the Company, as the case may be, as applicable, hired at a time when the directors on the Issue Date together with the directors so approved constituted a majority of the directors of the Company or any direct or indirect parent company of the Company, as the case may be, as applicable.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, less an amount equal to the amount of tax distributions actually made to the holders of Capital Stock of such Person or any Parent of such Person in respect of a period in accordance with clause (12) of the second paragraph under “—Certain Covenants—Limitation on Restricted Payments,” as if such amounts had been paid as income taxes directly by such Person but only to the extent such amounts have not already been accounted for as taxes reducing the net income (loss) of such Person.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale, including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof

(after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second or third paragraph of the covenant described under “—Certain Covenants—Asset Sales”) to be paid as a result of such transaction (including to obtain any consent therefor), any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction and any distributions and the payments required to be made to minority interest holders in Subsidiaries or Joint Ventures as a result of such Asset Sale; provided that Net Proceeds shall not include proceeds of a Subsidiary Spin-Off to the extent such proceeds are applied to redeem the Notes pursuant to the provisions described under “—Optional Redemption—Optional Redemption of the Notes upon Equity Offering” and any debt securities issued in exchange for, or debt securities issued to refinance, borrowings under the Senior Subordinated Bridge Loan Facility pursuant to provisions similar to those described under “—Optional Redemption—Optional Redemption of the Notes upon Equity Offering” or to redeem the Senior Notes to the extent such proceeds are applied to redeem the Senior Notes pursuant to provisions similar to those described under “—Optional Redemption—Optional Redemption of the Notes upon Equity Offering.”

“Non-Guarantor Restricted Subsidiary” means any Restricted Subsidiary of the Company that is not a Subsidiary Guarantor.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the Notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of the Notes.

“Offering Circular” means the Confidential Offering Circular dated April 21, 2006, relating to the offer and sale by the Company of $355,500,000 principal amount of the Notes.

“Officer” means the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company or any of the Company’s Restricted Subsidiaries.

“Officers’ Certificate” means a certificate signed on behalf of the Company by two Officers of the Company or any of the Company’s Restricted Subsidiaries, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company or any of the Company’s Restricted Subsidiaries, that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Parent” means, with respect to any Person, any direct or indirect parent company of such Person whose only material assets consist of the common Capital Stock of such Person.

“Pari Passu Indebtedness” means:

(1)	with respect to the Company, the Notes and any Indebtedness which ranks pari passu in right of payment with the Notes; and

(2)	with respect to any Guarantor, its applicable Guarantee and any Indebtedness which ranks pari passu in right of payment with such Guarantor’s Guarantee.

“Permitted Holders” means, at any time, (1) the Sponsor and (2) the Management Group. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1)	any Investment in the Company or any Restricted Subsidiary;

(2)	any Investment in Cash Equivalents or Investment Grade Securities;

(3)	any Investment by the Company or any Restricted Subsidiary of the Company in a Person if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Company, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4)	any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “—Certain Covenants—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5)	any Investment existing on the Issue Date and any Investments made pursuant to binding commitments in effect on the Issue Date;

(6)	advances to employees not in excess of $15 million outstanding at any one time in the aggregate; provided that advances that are forgiven shall continue to be deemed outstanding;

(7)	any Investment acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)	Hedging Obligations permitted under clause (j) of the second paragraph of “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(9)	any Investment by the Company or any of its Restricted Subsidiaries in a Similar Business having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding (without giving effect to the sale of Investments made pursuant to this clause (9) to the extent the proceeds of such sale received by the Company and its Restricted Subsidiaries do not consist of Cash Equivalents), not to exceed the greater of (x) $95 million and (y) 4.0% of Total Assets of the Company at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Company after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10)	additional Investments by the Company or any of its Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding (without giving effect to the sale of Investments made pursuant to this clause (10) to the extent the proceeds of such sale received by the Company and its Restricted Subsidiaries do not consist of Cash Equivalents), not to exceed the greater of (x) $110 million and (y) 7.5% of Total Assets of the Company at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(11)	loans and advances to officers, directors and employees for business-related travel expenses, moving and relocation expenses and other similar expenses, in each case Incurred in the ordinary course of business;

(12)	Investments the payment for which consists of Equity Interests of the Company or any Parent of the Company (other than Disqualified Stock); provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under the calculation set forth in clause (c) of the first paragraph of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” until such time as the Investment in such Equity Interests is no longer outstanding;

(13)	Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(14)	Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property in each case in the ordinary course of business;

(15)	Investments of a Restricted Subsidiary of the Company acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with a Restricted Subsidiary of the Company in a transaction that is not prohibited by the covenant described under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(16)	any Investment in the Notes;

(17)	guarantees not prohibited by or required pursuant to, as the case may be, the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Future Guarantors;” and

(18)	any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (6), (7), (8), (9), (11) and (16) of such paragraph).

“Permitted Liens” means, with respect to any Person:

(1)	pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations, including those to secure health, safety, insurance and environmental obligations, of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)	Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3)	Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

(4)	Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued at the request of and for the account of such Person in the ordinary course of its business;

(5)	Liens existing on the Issue Date;

(6)	Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary of the Company;

(7)	Liens on assets or property at the time the Company or a Restricted Subsidiary of the Company acquired the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into the Company or any Restricted Subsidiary of the Company; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other assets or property owned by the Company or any Restricted Subsidiary of the Company;

(8)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary of the Company permitted to be Incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(9)	Liens securing Hedging Obligations permitted to be Incurred under clause (j) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(10)	Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(11)	Liens in favor of the Company or any Guarantor;

(12)	Liens securing insurance premiums financing arrangements, provided that such Liens are limited to the applicable unearned insurance premiums;

(13)	Liens on the Equity Interests of Unrestricted Subsidiaries;

(14)	Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (5), (6), and (7); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (5), (6) and (7) at the time the original Lien became a Permitted Lien under the Indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(15)	judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(16)	Liens securing obligations Incurred in the ordinary course of business that do not exceed $15 million at any one time outstanding;

(17)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(18)	Liens incurred to secure cash management services in the ordinary course of business;

(19)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with importation of goods; and

(20)	deposits made in the ordinary course of business to secure liability to insurance carriers.

“Person” means any individual, corporation, partnership, limited liability company, Joint Venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution or winding up.

“Presumed Tax Rate” means the highest effective marginal statutory combined U.S. federal, state and local income tax rate prescribed for an individual residing in New York City (taking into account (i) the deductibility of state and local income taxes for U.S. federal income tax purposes, assuming the limitation of Section 68(a)(2) of the Code applies and taking into account any impact of Section 68(f) of the Code, and (ii) the character (long-term or short-term capital gain, dividend income or other ordinary income) of the applicable income).

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the Notes for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company or any Parent of the Company as a replacement agency for Moody’s or S&P, as the case may be.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this “Description of the Senior Subordinated Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of the Company.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary leases it from such Person, other than leases between the Company and a Restricted Subsidiary of the Company or between Restricted Subsidiaries of the Company.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Seller Preferred Stock” means the shares of the preferred stock to be issued by Holdings in the Transactions, or subsequently issued shares issued in respect of payable-in-kind dividend payments therein or issued upon stock splits or redemptions or otherwise in respect thereof.

“Senior Credit Documents” means the collective reference to any Credit Agreement, any notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented or otherwise modified from time to time.

“Senior Notes” means the $304 million in aggregate principal amount of 10 1/8% Senior Notes due 2013 issued by the Company under the Senior Notes Indenture on October 17, 2005 and additional 10 1/8% Senior Notes due 2013 issued by the Company on or after the Issue Date under the Senior Notes Indenture.

“Senior Notes Guarantees” means the guarantees of the Senior Notes issued by the Guarantors in accordance with the provisions of the Senior Notes Indenture.

“Senior Notes Indenture” means the Indenture dated as of October 17, 2005 among the Company, the Guarantors named therein and Wells Fargo Bank, National Association, as trustee, as amended, supplemented or otherwise modified from time to time.

“Senior Subordinated Bridge Loan Facility” means the unsecured senior subordinated bridge loan facility dated as of October 17, 2005, in an initial aggregate principal amount of $383.6 million, entered into in connection with the consummation of the Transactions among the Company, the financial institutions named therein and Credit Suisse, Cayman Islands Branch (or an affiliate thereof), as Administrative Agent.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC or any successor provision.

“Similar Business” means any business or activity of the Company or any of its Subsidiaries currently conducted or proposed as of the Issue Date, or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof, or is complementary, incidental, ancillary or related thereto.

“Sponsor” means Apollo Management L.P. or one or more investment funds controlled by Apollo Management L.P. and any of their respective Affiliates.

“Sponsor Consulting Agreement” means the Consulting Agreement between the Sponsor and the Company dated as of October 17, 2005.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Stock Purchase Agreement” means the Purchase Agreement dated as of July 26, 2005, as amended and supplemented on October 17, 2005, by and among Cendant Corporation, the Company and Affinion Group Holdings, Inc. (formerly Affinity Acquisition, Inc.), pursuant to which Cendant Corporation agreed to sell to the Company all of the equity interests of Affinion Group, LLC (formerly Cendant Marketing Group, LLC) and Affinion International Holdings Limited (formerly Cendant International Holdings Limited).

“Subordinated Indebtedness” means (a) with respect to the Company, any Indebtedness of the Company which is by its terms subordinated in right of payment to the Notes and (b) with respect to any Guarantor, any Indebtedness of such Guarantor which is by its terms subordinated in right of payment to its Guarantee.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Wholly Owned Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity and (3) any Person that is consolidated in the consolidated financial statements of the specified Person in accordance with GAAP.

“Subsidiary Guarantor” means each Subsidiary of the Company that is a Guarantor.

“Subsidiary Spin-Off” means any public sale after the Issue Date of common stock of any Restricted Subsidiary of the Company in connection with a spin-off or a similar transaction involving the disposition of a business operation, unit or division.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as in effect on the date of the Indenture.

“Total Assets” means, with respect to any Person, the total consolidated assets of such Person and its Restricted Subsidiaries, as shown on the most recent balance sheet.

“Transaction Documents” means the Stock Purchase Agreement, the Credit Agreement and, in each case, any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time.

“Transactions” means, collectively, the Acquisition (as defined in the Offering Circular), the entering into of the Credit Agreement and the Senior Subordinated Bridge Loan Facility and the offering, and issuance on October 17, 2005, of the Senior Notes and the application of the proceeds therefrom.

“Trust Officer” means any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject, and who shall have direct responsibility for the administration of the Indenture.

“Trustee” means the respective party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

“Unrestricted Subsidiary” means:

(1)	initially Affinion Loyalty, LLC;

(2)	any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(3)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company (other than any Subsidiary of the Subsidiary to be so designated); provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries (other than Equity Interests of Unrestricted Subsidiaries); provided, further, however, that either:

(a)	the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b)	if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x)	(1) the Company could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y)	no Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means securities that are:

(1)	direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or

(2)	obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

BOOK-ENTRY, DELIVERY AND FORM

Except as set forth below, the exchange senior notes and the exchange senior subordinated notes will each initially be issued in the form of one or more fully registered notes in global form without coupons. Each global note shall be deposited with the trustee, as custodian for, and registered in the name of DTC or a nominee thereof. The old notes to the extent validly tendered and accepted and directed by their holders in their letters of transmittal, will be exchanged through book-entry electronic transfer for the applicable global note.

Except as set forth below, a global note may be transferred, in whole but not in part, solely to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in a global note may not be exchanged for notes in certificated form except in the limited circumstances described below.

The Global Notes

We expect that pursuant to procedures established by DTC:

•	upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount of notes of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary, and

•	ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through:

•	records maintained by DTC or its nominee with respect to interests of persons who have accounts with DTC “participants” and

•	the records of participants with respect to interests of persons other than participants.

So long as DTC, or its nominee, is the registered owner or holder of the global notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global notes for all purposes under the applicable indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the applicable indenture with respect to the notes.

Payments of the principal of, premium, if any, and interest on the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, either trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, and interest on the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a certificated note for any reason, including to sell notes to persons in states that require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in the global notes, in accordance with the normal procedures of DTC and with the procedures set forth in the applicable indenture. Consequently, the ability to transfer notes or to pledge notes as collateral will be limited to such extent.

Notes that are issued as described below under “—Certificated Notes,” will be issued in registered definitive form without coupons (each, a “Certificated Note”). Upon the transfer of Certificated Notes, such certificated notes may, unless the global note has previously been exchanged for certificated notes, be exchanged for an interest in the applicable global note representing the principal amount of notes being transferred.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under either indenture, DTC will exchange the applicable global notes for certificated notes, which it will distribute to its participants.

DTC has advised us as follows:

•	DTC is a limited-purpose trust company organized under the laws of the State of New York,

•	a member of the Federal Reserve System,

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic bookentry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, it is under no obligation to perform such procedures and such procedures may be discontinued at any time. Neither we nor the trustees will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

If (1) we notify the applicable trustee in writing that DTC is no longer willing or able to act as a depository and we are unable to locate a qualified successor within 90 days or (2) we, at our option, notify the trustee in writing that we elect to cause the issuance of exchange notes in definitive form under either or both indentures, then, upon surrender by DTC of the applicable global note, certificated securities will be issued to each person that DTC identifies as the beneficial owner of the applicable exchange notes represented by the global note. In addition, any person having a beneficial interest in a global note or any holder of old notes whose old notes have been accepted for exchange may, upon request to the trustee or the exchange agent, as the case may be, exchange such beneficial interest or old notes for Certificated Notes.

Upon any such issuance, the applicable trustee is required to register such Certificated Notes in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

Neither we nor either trustee shall be liable for any delay by DTC or any particular or indirect participant in identifying the beneficial owners of the related exchange notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the exchange notes to be issued).

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of material United States federal income tax consequences of the exchange of old notes for exchange notes pursuant to this exchange offer, but does not address any other aspects of United States federal income tax consequences to holders of old notes or exchange notes. This summary is based upon the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. This summary is not binding on the Internal Revenue Service or on the courts, and no ruling will be sought from the Internal Revenue Service with respect to the statements made and the conclusions reached in this summary. There can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

This summary is limited to the tax consequences of those persons who are the original beneficial owner of the notes, who exchange old notes for exchange notes in this exchange offer and who hold the old notes as capital assets within the meaning of Section 1221 of the Code, which we refer to as “Holders.” This summary does not address specific tax consequences that may be relevant to particular persons (including banks, financial institutions, broker-dealers, insurance companies, real estate investment trusts, regulated investment companies, partnerships or other pass-through entities, expatriates, tax-exempt organizations and persons that have a functional currency other than the Untied States Dollar or persons in special situations, such as those who have elected to mark securities to market or those who hold the notes as part of a straddle, hedge, conversion transaction or other integrated investment). In addition, this summary does not address United States federal alternative minimum, estate and gift tax consequences, consequences under the tax laws of any state, local or foreign jurisdiction, or consequences under any United States federal tax laws other than income tax law.

If a partnership or other entity taxable as a partnership holds notes, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your tax advisor regarding the tax consequences of the exchange of old notes for exchange notes pursuant to this exchange offer.

This summary is for general information only. Persons considering the exchange of old notes for exchange notes are urged to consult their own tax advisors concerning the United States federal income tax consequences to them of exchanging the notes, as well as the application of state, local and foreign tax laws and United States federal tax laws other than income tax law.

Exchange of an Old Note for an Exchange Note Pursuant to this Exchange Offer

The exchange of the old notes for the exchange notes in the exchange offer described herein will not constitute a significant modification of the terms of the old notes and thus will not constitute a taxable exchange for United States federal income tax purposes. Rather, the exchange notes will be treated as a continuation of the old notes. Consequently, a Holder will not recognize gain or loss upon receipt of the exchange notes in exchange for the old notes in the exchange offer, the Holder’s basis in the exchange notes received in the exchange offer will be the same as its basis in the old notes immediately before the exchange, and the Holder’s holding period in the exchange notes will include its holding period in the old notes.

PLAN OF DISTRIBUTION

Each broker dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker dealer for use in connection with any such resale. In addition, until                      , 2006, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker dealers. Exchange notes received by broker dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over the counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker dealer or the purchasers of any such exchange notes. Any broker dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. The letter of transmittal also states that any holder participating in this exchange offer will have no arrangements or understanding with any person to participate in the distribution of the old notes or the exchange notes within the meaning of the Securities Act.

For a period of 180 days after the consummation of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes and the validity of the subsidiary guarantees thereof will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP. Certain legal matters relating to the validity of the Tennessee subsidiary guarantees will be passed upon for us by Bass, Berry & Sims PLC, certain legal matters relating to the validity of the Virginia subsidiary guarantees will be passed upon for us by Troutman Sanders LLP and certain legal matters relating to the validity of the Wyoming subsidiary guarantees will be passed upon for us by Holland & Hart LLP.

EXPERTS

The consolidated financial statements of Affinion Group, Inc. (the “Company”) as of December 31, 2005, and for the period from October 17, 2005 (commencement of operations) to December 31, 2005, and the combined financial statements of Cendant Marketing Services Division (a division of Cendant Corporation) (the “Predecessor”) as of December 31, 2004, and for the periods from January 1, 2005 to October 16, 2005, and for the years ended December 31, 2004 and 2003, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, which report expresses an unqualified opinion and includes explanatory paragraphs relating to (1) the Predecessor being a division of Cendant Corporation through October 16, 2005 and following the sale of the Predecessor to the Company it continued to enter into transactions with Cendant Corporation, and (2) the Predecessor prospectively adopting the fair value method of accounting for stock-based compensation on January 1, 2003 and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

GLOSSARY

Affinity Marketing

Marketing of programs or services through a third-party channel utilizing its customer base and brand name.

Attrition Rates

Percentage of customers who cancel their membership, package benefits or insurance policy in a given period.

Bounty

Refers to up-front marketing payments we make to our affinity partners as compensation to utilize their brand names, customer contacts and billing vehicles (credit or debit card, checking account, mortgage or other type of billing arrangement).

Click-through

The opportunity for an online visitor to be transferred to a web location by clicking their mouse on an advertisement.

Customer Service Marketing (CSM)

Upsell programs occurring in affinity marketing partners’ contact centers.

Direct Marketing

Any direct communication to a consumer or business that is designed to generate a response in the form of an order, a request for further information and/or a visit to a store for a specific product or service.

Enhanced Checking

Package benefits embedded in a customer’s checking or share draft accounts.

Fee Income

Income for financial institutions generated from the sale of non-interest income products and services.

In-Branch Marketing

Face-to-face solicitation by a customer service representative physically located in a branch office.

Media

Distribution vehicles of solicitations such as direct mail, telemarketing, and the Internet.

Membership

A product that offers members access to a variety of discounts on purchases and other value-added benefits, such as credit monitoring and identity-theft resolution in return for paying a monthly or annual fee.

Package

A collection of benefits, including insurance, that are added to a checking account or credit card account to be offered to customers of our affinity partners.

G-1

Solo Direct Mail

Stand-alone mailings that market our programs and services.

Statement inserts

A marketing mailing inserted with financial institution affinity partner’s monthly account statements.

Transfer Plus

Permission-based live operator call transfer program.

Voice Response Unit (VRU)

Automated credit card activation technology fully scripted by us to solicit additional members.

G-2

INDEX TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

Consolidated Financial Statements of Affinion Group, Inc. (the “Company”) and Combined Financial Statements of Cendant Marketing Services Division (a division of Cendant Corporation) (the “Predecessor”):

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheet of the Company as of December 31, 2005 and Combined Balance Sheet of the Predecessor as of December 31, 2004	F-3

Consolidated Statement of Operations of the Company for the period from October 17, 2005 to December 31, 2005, and Combined Statements of Operations of the Predecessor for the period from January 1, 2005 to October 16, 2005 and for the Years Ended December 31, 2004 and 2003

F-4

Consolidated Statement of Changes in Stockholder’s Equity of the Company for the period from October 17, 2005 to December 31, 2005, and Combined Statements of Changes in Combined Equity of the Predecessor for the period from January 1, 2005 to October 16, 2005 and for the Years Ended December 31, 2004 and 2003

F-5

Consolidated Statement of Cash Flows of the Company for the period from October 17, 2005 to December 31, 2005, and Combined Statements of Cash Flows of the Predecessor for the period from January 1, 2005 to October 16, 2005 and for the Years Ended December 31, 2004 and 2003

F-6

Notes to Consolidated and Combined Financial Statements	F-7

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2006 and December 31, 2005	F-63

Unaudited Condensed Consolidated and Combined Statements of Operations for the Three Months Ended March 31, 2006 and 2005	F-64

Unaudited Condensed Consolidated Statement of Changes in Stockholder’s Equity for the Three Months Ended March 31, 2006	F-65

Unaudited Condensed Consolidated and Combined Statements of Cash Flows for the Three Months Ended March 31, 2006 and 2005	F-66

Notes to Unaudited Condensed Consolidated and Combined Financial Statements	F-67

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Affinion Group, Inc.:

We have audited the accompanying consolidated balance sheet of Affinion Group, Inc. (the “Company”) as of December 31, 2005, and the related consolidated statements of operations, changes in stockholder’s equity and cash flows of the Company for the period from October 17, 2005 (commencement of operations) to December 31, 2005. We have also audited the combined balance sheet of Cendant Marketing Services Division (a division of Cendant Corporation) (the “Predecessor”) as of December 31, 2004 and related combined statements of operations, changes in combined equity and cash flows of the Predecessor for the period from January 1, 2005 to October 16, 2005, and for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Neither the Company nor the Predecessor is required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s or the Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005, and the consolidated results of the Company’s operations and cash flows for the period from October 17, 2005 to December 31, 2005, and the combined financial position of the Predecessor as of December 31, 2004, the combined results of the Predecessor’s operations and cash flows for the period from January 1, 2005 to October 16, 2005, and for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 and Note 18 to the financial statements, through October 16, 2005 the Predecessor was a division of Cendant Corporation and following the sale of the Predecessor to the Company, it continued to enter into transactions with Cendant Corporation.

As discussed in Note 2 to the financial statements, on January 1, 2003 the Predecessor prospectively adopted the fair value method of accounting for stock-based compensation.

/s/    Deloitte & Touche LLP

Stamford, CT

March 17, 2006

(May 3, 2006 as to Note 23)

AFFINION GROUP, INC. AND THE PREDECESSOR

CONSOLIDATED AND COMBINED BALANCE SHEETS

(In millions, except share amounts)

	THE COMPANY	THE PREDECESSOR
	December 31, 2005	December 31, 2004
Assets

Current assets:
Cash and cash equivalents	$113.4	$22.5
Restricted cash	28.2	24.8
Investments	0.4	0.6
Receivables (net of allowance for doubtful accounts of $2.8 and $2.9 in 2005 and 2004, respectively)	61.5	89.8
Receivables from related parties	13.7	—
Profit-sharing receivables from insurance carriers	62.7	58.8
Prepaid commissions	40.7	126.3
Deferred income taxes	—	90.4
Other current assets	38.6	58.8

Total current assets	359.2	472.0

Property and equipment, net	107.7	95.7
Deferred acquisition costs, net	—	187.1
Contract rights and list fees, net	1.8	39.0
Goodwill	366.2	254.3
Other intangibles, net	1,317.8	34.3
Deferred income taxes	—	39.7
Other non-current assets	47.3	36.4

Total assets	$2,200.0	$1,158.5

Liabilities and Stockholder’s/Combined Equity
Current liabilities:
Current portion of long-term debt	$20.4	$0.6
Current portion of long-term debt due to Cendant	—	20.0
Accounts payable and accrued expenses	276.5	335.2
Payables to related parties	3.1	—
Deferred revenue	148.6	429.0
Deferred income taxes	2.5	—
Income taxes payable	0.8	9.6

Total current liabilities	451.9	794.4

Long-term debt	1,470.6	1.0
Long-term debt due to Cendant	—	10.0
Deferred income taxes	27.8	—
Deferred revenue	7.6	58.0
Other long-term liabilities	8.1	1.1

Total liabilities	1,966.0	864.5

Minority interests	0.1	0.4

Stockholder’s/Combined Equity:
Common stock and additional paid-in capital, $0.01 par value, 1,000 shares authorized, and 100 shares issued and outstanding	372.1	—
Cendant’s equity in division	—	295.5
Accumulated deficit	(136.3)	—
Accumulated other comprehensive loss	(1.9)	(1.9)

Total equity	233.9	293.6

Total liabilities and stockholder’s/combined equity	$2,200.0	$1,158.5

See notes to the consolidated and combined financial statements.

AFFINION GROUP, INC. AND THE PREDECESSOR

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

(In millions)

	THE COMPANY	THE PREDECESSOR
	For the Period October 17, 2005 to December 31, 2005	For the Period January 1, 2005 to October 16, 2005	For the Years Ended December 31,
			2004	2003
Net Revenues	$134.9	$1,063.8	$1,530.9	$1,443.7

Expenses:
Marketing and commissions	87.1	515.0	665.3	683.7
Operating costs	48.7	315.0	383.3	379.5
General and administrative	20.2	134.5	185.0	115.7
Gain on sale of assets	—	(4.7)	(23.9)	—
Depreciation and amortization	84.5	32.3	43.9	44.5

Total Expenses	240.5	992.1	1,253.6	1,223.4

Income/(Loss) from Operations	(105.6)	71.7	277.3	220.3

Interest income	1.3	1.9	1.7	2.0

Interest expense	(31.9)	(0.5)	(7.3)	(14.1)

Other income, net	—	5.9	0.1	6.7

Income/(Loss) Before Income Taxes and Minority Interests	(136.2)	79.0	271.8	214.9

Provision for/(benefit from) income taxes	—	28.9	(104.5)	71.3

Minority interests, net of tax	0.1	—	(0.1)	(0.7)

Net Income/(Loss)	$(136.3)	$50.1	$376.4	$144.3

See notes to the consolidated and combined financial statements.

AFFINION GROUP, INC. AND THE PREDECESSOR

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN

STOCKHOLDER’S/COMBINED EQUITY

(In millions)

	Common Stock and Additional Paid-in Capital	Cendant’s Equity in Division	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total
The Predecessor
Balance, January 1, 2003		$129.6		$(6.0)	$123.6
Comprehensive income:
Net income		144.3		—	144.3
Currency translation adjustment		—		2.6	2.6

Total comprehensive income					146.9

Capital contribution		12.9		—	12.9
Return of capital		(20.0)		—	(20.0)
Advances to Cendant, net		(112.1)		—	(112.1)
Dividend		(35.7)		—	(35.7)

Balance, December 31, 2003		119.0		(3.4)	115.6
Comprehensive income:
Net income		376.4		—	376.4
Currency translation adjustment		—		1.5	1.5

Total comprehensive income					377.9

Capital contribution		2.5		—	2.5
Return of capital		(92.3)		—	(92.3)
Advances to Cendant, net		(100.5)		—	(100.5)
Dividend		(9.6)		—	(9.6)

Balance, December 31, 2004		295.5		(1.9)	293.6
Comprehensive income:
Net income		50.1			50.1
Currency translation adjustment		—		1.9	1.9

Total comprehensive income					52.0

Capital contribution		5.5		—	5.5
Return of capital		(0.2)		—	(0.2)
Capital transfer		(12.7)		—	(12.7)
Advances from Cendant, net		25.2		—	25.2

Balance, October 16, 2005		$363.4		$—	$363.4

The Company
Comprehensive loss:
Net loss	$—		$(136.3)	$—	$(136.3)
Currency translation adjustment	—		—	(1.9)	(1.9)

Total comprehensive loss					(138.2)
Capital contribution by Affinion Holdings	372.1		—	—	372.1

Balance, December 31, 2005	$372.1		$(136.3)	$(1.9)	$233.9

See notes to the consolidated and combined financial statements.

AFFINION GROUP, INC. AND THE PREDECESSOR

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(In millions)

	THE COMPANY	THE PREDECESSOR
	For the Period October 17, 2005 to December 31, 2005	For the Period January 1, 2005 to October 16, 2005	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
Operating Activities
Net income/(loss)	$(136.3)	$50.1	$376.4	$144.3
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	84.5	32.3	43.9	44.5
Amortization of debt discount and financing costs	3.7	—	—	—
Gain on sale of assets	—	(4.7)	(23.9)	—
(Gain)/loss on disposal of property and equipment	(0.1)	1.9	2.1	5.9
(Gain)/loss on mark-to-market of Cendant stock	—	0.1	(0.4)	(6.5)
Deferred income taxes	(1.3)	25.9	(74.2)	61.7
Net change in assets and liabilities:
Receivables	9.4	17.0	(8.7)	2.4
Receivables from related parties	(13.7)	—	—	—
Profit-sharing receivables from insurance carriers	(2.1)	(1.8)	13.5	5.8
Prepaid commissions	(32.2)	25.9	36.1	37.6
Other current assets	(8.1)	19.4	(4.0)	3.6
Deferred acquisition costs	—	4.9	(9.2)	(31.3)
Contract rights and list fees	(1.7)	(0.1)	5.0	7.7
Other non-current assets	3.1	4.6	8.9	(8.5)
Accounts payable and accrued expenses	(4.2)	13.8	2.2	(7.6)
Payable to related parties	3.1	—	—	—
Deferred revenue	116.6	(61.5)	(119.7)	(88.4)
Income taxes receivable and payable	0.8	(11.1)	12.9	0.2
Other long-term liabilities	0.8	(0.2)	(6.5)	(3.2)
Minority interests and other, net	0.2	0.4	2.5	(1.1)

Net cash provided by operating activities	22.5	116.9	256.9	167.1

Investing Activities
Capital expenditures	(9.0)	(24.0)	(25.8)	(20.8)
Acquisition-related payments, net of cash acquired	(1,629.0)	(15.7)	(21.4)	(1.5)
Acquisition of intangible asset	—	—	—	(2.4)
Restricted cash	6.5	(10.2)	9.5	(6.7)
Proceeds from sale of assets	—	—	32.5	—
Proceeds from sale of investments	—	—	7.1	4.2

Net cash provided by/(used in) investing activities	(1,631.5)	(49.9)	1.9	(27.2)

Financing Activities
Proceeds from borrowings	1,510.0	—	2.0	5.2
Deferred financing costs	(42.0)	—	—	—
Principal payments on borrowings	(20.1)	(0.5)	(18.8)	(15.9)
Proceeds/(payments) for Cendant credit agreement	—	(30.0)	30.0	—
Decrease/(increase) in advances to Cendant, net	—	7.1	(268.4)	(154.9)
Distributions to minority shareholder	—	—	(1.0)	—
Proceeds from sale of common stock	275.0	—	—	—
Payment of dividend	—	—	(45.3)	—

Net cash provided by/(used in) financing activities	1,722.9	(23.4)	(301.5)	(165.6)

Effect of changes in exchange rates on cash and cash equivalents	(0.5)	(1.9)	2.0	2.7

Net increase/(decrease) in cash and cash equivalents	113.4	41.7	(40.7)	(23.0)
Cash and cash equivalents, beginning of period	—	22.5	63.2	86.2

Cash and Cash Equivalents, End of Period	$113.4	$64.2	$22.5	$63.2

Supplemental Disclosure of Cash Flow Information:
Interest payments	$5.4	$0.3	$6.4	$14.1
Income tax payments	$0.9	$27.1	$12.6	$9.6

See notes to the consolidated and combined financial statements.

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

1. BASIS OF PRESENTATION AND BUSINESS DESCRIPTION

Basis of Presentation—On October 17, 2005, Cendant Corporation (“Cendant”) completed the sale of the Cendant Marketing Services Division (the “Predecessor”) to Affinion Group, Inc. (the “Company” or “Affinion”), an affiliate of Apollo Management V, L.P (“Apollo”), pursuant to a purchase agreement dated July 26, 2005 for approximately $1.8 billion (the “Apollo Transactions”). The purchase price consisted of approximately $1.7 billion of cash, net of estimated closing adjustments, plus $125 million face value of newly issued preferred stock (fair value of $80.4 million) of Affinion Group Holdings, Inc. (“Affinion Holdings”), the Company’s parent company, and a warrant (fair value of $16.7 million) that is exercisable into 7.5% of the common equity of Affinion Holdings upon the earlier of four years or the achievement by Apollo of certain investment return hurdles and $38.1 million of transaction related costs (see Note 4—Acquisitions for preliminary allocations of purchase price to net assets acquired). On October 14, 2005, the Predecessor acquired all of the outstanding shares of common stock of TRL Group, Inc. (“TRL Group”) not owned by the Predecessor for approximately $15.7 million and the credit agreement provided by Cendant to TRL Group (see Note 10—Long-term Debt Due to Cendant) was terminated. Pursuant to the purchase agreement, Affinion acquired all of the outstanding capital stock and membership interests of the Predecessor, as well as substantially all of the Predecessor’s assets and liabilities. Effective September 30, 2005, the Predecessor transferred assets and liabilities, including related deferred income taxes, totaling $48.6 million and $123.3 million, respectively, to Cendant via noncash transfer (see Note 6—Other Current Assets, Note 8—Accounts Payable and Accrued Expenses and Note 13—Income Taxes).

The Predecessor was a combined reporting entity that was comprised of the assets and liabilities used in managing and operating the marketing services businesses of Cendant. The entities that comprise the Predecessor included Affinion Group, LLC (formerly Cendant Marketing Group, LLC) (“AGLLC”), Affinion Membership Services Holdings Subsidiary LLC (formerly Cendant Membership Services Holdings Subsidiary LLC) (“AMS”), Trilegiant Corporation (“Trilegiant”), TRL Group, Affinion Benefits Group, Inc. (formerly known as Progeny Marketing Innovations Inc.) (“Progeny”), Affinion International Holdings Limited (formerly Cendant International Holdings Limited) (“AIH” or “Cims”), Affinion Loyalty Group, Inc. (formerly known as Trilegiant Loyalty Solutions, Inc.) (“TLS”), Cendant Travel, Inc. (“CTI”) and related companies. All of the entities that comprise the Predecessor were acquired by Apollo on October 17, 2005.

The accompanying combined financial statements include the accounts and transactions of the Predecessor, as well as entities in which the Predecessor directly or indirectly had a controlling financial interest. For more detailed information regarding the Company’s and Predecessor’s consolidation and combination policies, refer to Note 2—Summary of Significant Accounting Policies.

Business Description—The Company is a leading affinity marketer of membership, insurance and package programs and services to consumers. The Company markets its programs and services through affinity partnerships with financial and non-financial institutions and directly to consumers using a variety of media including direct mail, online marketing, in-branch marketing, telemarketing and other marketing methods. The Company utilizes the customer bases and brand names of its affinity partners to market membership and insurance programs to its customers. The Company’s programs provide its members with i) access to a variety of discounts and shop-at-home conveniences in such areas as retail merchandise, travel, automotive and home improvement; ii) insurance programs such as accidental death and dismemberment, hospital accident protection and hospital indemnity protection and iii) personal protection benefits and services such as credit monitoring and identity theft protection services. In addition to the Company’s affinity direct marketing business, it also administers points-based loyalty programs on behalf of its affinity partners. The Company markets programs to

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

affinity partners under the Trilegiant, Progeny Marketing Innovations, Cims and Trilegiant Loyalty Solutions service marks and are separated into four business segments as follows:

•	Membership Operations—designs, implements and markets membership programs to customers of its affinity partners in North America and provides travel agency services primarily to its membership customers.

•	Insurance and Package Operations—markets accidental death and dismemberment and other insurance policies to customers of its affinity partners in North America and designs and provides package enhancement programs primarily to financial institutions, who, in turn, market or provide these programs to their customers.

•	International Operations—markets membership programs and package enhancement programs to customers of its affinity partners outside North America.

•	Loyalty Operations—administers points-based loyalty programs and provides enhancement benefits to credit card issuers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation and Combination Policies—The consolidated financial statements include all subsidiaries controlled by the Company. The combined financial statements include the accounts of AGLLC, AMS, Trilegiant, TRL Group, Progeny, AIH, TLS, CTI and related companies. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All significant intercompany balances and transactions have been eliminated.

Variable Interest Entities—On January 17, 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). Such Interpretation addresses the consolidation of variable interest entities (“VIEs”), including special purpose entities (“SPEs”), that are not controlled through voting interests or in which the equity investors do not bear the residual economic risks and rewards. The provisions of FIN 46 were effective immediately for transactions entered into by the Predecessor subsequent to January 31, 2003 and became effective for all other transactions as of July 1, 2003. However, in October 2003, the FASB permitted companies to defer the July 1, 2003 effective date to December 31, 2003, in whole or in part. On December 24, 2003, the FASB issued a complete replacement of FIN 46 (“FIN 46R”), which clarified certain complexities of FIN 46.

In connection with the implementation of FIN 46R, AMS consolidated TRL Group (formerly known as Trilegiant Corporation) effective January 1, 2002 by retroactively restating the combined financial statements to include the financial position, results of operations and cash flows of TRL Group for all periods presented. See Note 17—TRL Group, Inc. for more information regarding TRL Group.

In connection with FIN 46R, when evaluating an entity for consolidation, an entity determines whether it is within the scope of FIN 46R and if it is deemed to be a VIE. If the entity is considered to be a VIE, the entity determines whether it would be considered the VIE’s primary beneficiary. Consolidation is required of those VIE’s for which it has determined that it is the primary beneficiary. Generally, the consolidation of an entity not deemed either a VIE or qualifying special purpose entity (“QSPE”) is required upon a determination that an entity, directly or indirectly, exceeds fifty percent of the outstanding voting shares and/or that it has the ability to control the financial or operating policies through its voting rights, board representation or other similar rights. In the absence of a controlling interest (financial or operating), the investments are classified as available-for-sale securities or accounted for using the equity or cost method, as appropriate. The Company and Predecessor apply

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

the equity method of accounting when it has the ability to exercise significant influence over operating and financial policies of an investee in accordance with Accounting Principles Board (“APB”) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.”

Stock-Based Compensation—The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share Based Payment” (“SFAS No. 123R”) as of the commencement of its operations on October 17, 2005. SFAS No. 123R eliminates the alternative to measure stock-based compensation awards using the intrinsic value approach permitted by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and by SFAS No. 123, “Accounting for Stock Based Compensation” (“SFAS No. 123”). For employee stock awards effective after October 17, 2005, the Company recognizes compensation expense, net of estimated forfeitures upon the issuance of the award, over the requisite service period, which is the period during which the employee is required to provide services in exchange for an award. The requisite service period is often the vesting period. Stock compensation expense of the Company is included in general and administrative expense in the accompanying consolidated statement of operations.

On January 1, 2003, the Predecessor (in conjunction with Cendant’s adoption) adopted the fair value method of accounting for stock-based compensation provisions of SFAS No. 123. The Predecessor also adopted SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” in its entirety on January 1, 2003, which amended SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting provisions. As a result, since January 1, 2003 the Predecessor expensed all employee stock awards over their respective vesting periods based upon the fair value of the award on the date of grant. Stock compensation expense of the Predecessor is included in general and administrative expense in the accompanying combined statements of operations. As Cendant elected to use the prospective transition method, Cendant has allocated expense to the Predecessor only for employee stock awards that were granted or modified subsequent to December 31, 2002.

The following table illustrates the effect on net income as if the fair value based method had been applied to all employee stock awards granted by Cendant to the employees of the Predecessor for the years ended December 31, 2004 and 2003:

	The Predecessor
	For the Years Ended December 31,
	2004	2003
Reported net income	$376.4	$144.3
Add back: Stock-based employee compensation included in reported net income, net of tax	2.8	0.7
Less: Total stock-based employee compensation expense determined under the fair value method for all awards, net of tax	(3.0)	(1.8)

Pro forma net income	$376.2	$143.2

As of January 1, 2005, the Predecessor commenced recording compensation expense for all outstanding employee awards; accordingly, pro forma information is not presented for any period subsequent to December 31, 2004.

Employee awards granted by TRL Group are excluded from the above pro forma information since TRL Group recorded compensation expense under the fair value method for all periods presented.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

Revenue Recognition

Membership—For retail memberships, annual full-money-back (“FMB”), annual pro rata and monthly memberships are offered, each of which is generally marketed with a free trial period. Membership revenue is not recognized until the expiration of the trial period, membership fees have been collected and the membership fees become non-refundable. Although payment is received from members at the beginning of a FMB membership, the memberships are cancelable for a full refund at any time during the membership period. Accordingly, FMB revenue is deferred and recognized at the end of the membership term when it is no longer subject to refund. Annual pro rata fees (related to memberships that are cancelable for a pro rata refund) are recognized ratably over the membership term as membership revenue is earned and no longer subject to refund. Monthly membership revenue is recognized when earned and no longer subject to refund.

For wholesale memberships, affinity partners are provided with programs and services and the affinity partners market those programs and services to their customer bases. Monthly fees are received based on the number of members who purchase these programs from the affinity partners and revenue is recognized as the monthly fees are earned.

Insurance—Commission revenue is recognized based on premiums earned by the insurance carriers that issue the policies. Premiums are typically paid either monthly or quarterly and revenue is recognized ratably over the underlying policy coverage period. There are also revenue and profit-sharing arrangements with the insurance carriers which issue the underlying insurance policies. Commission revenue from insurance programs is reported net of insurance costs totaling approximately $145.4 million for the period January 1, 2005 to October 16, 2005, $26.7 million for the period October 17, 2005 to December 31, 2005, and $276.6 million and $288.6 million in 2004 and 2003, respectively. Under a typical arrangement, commission revenue of approximately 60% of the gross premiums collected on behalf of the insurance carrier is initially retained and approximately 40% is remitted to the insurance carrier. On a semi-annual or annual basis, a profit-sharing settlement analysis is prepared which is based on the premiums paid to the insurance carriers less claims experience incurred to date, estimated claims incurred but not reported, reinsurance costs and carrier administrative fees. An accrual is made for the expected share of this excess or shortfall monthly based on the claims experience to date including an estimate for claims incurred but not reported. The profit share excess is reflected in profit-sharing receivables from insurance carriers on the accompanying consolidated and combined balance sheets. Historically, the claims experience has not resulted in a shortfall.

Package—One-time fees from affinity partners are earned upon the implementation of a package program along with monthly fees based on the number of customers enrolled in such program. Typically, a one-time implementation fee to design a package program for an affinity partner is charged, that is recognized as revenue over the applicable contract term. Following program design, the affinity partner may also pay a one-time fee for each new member to cover initial enrollment costs. The one-time fee for enrollment is recognized as revenue over the contract term and the associated enrollment costs are expensed as incurred. The affinity partner collects revenue each month from its customers and pays a per participant monthly fee for the benefits and services. These monthly fees are recognized as revenue as the fees are earned. Strategic consultation, pricing and profitability consultation, competitive analysis and implementation assistance are provided and revenue is recorded at the time the services are performed.

Loyalty—Loyalty solutions programs generate revenue from three primary product lines: loyalty, enhancements and incentives. Generally, loyalty revenue consists of an implementation fee on initial program set-up (with cash received upon completion of agreed-upon milestones and revenue recognized ratably over the term of the contract) and a per member / per month fee. Loyalty revenue is reported net of the pass through of

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

fulfillment costs of $89.2 million for the period from January 1, 2005 to October 16, 2005, $24.3 million for the period from October 17, 2005 to December 31, 2005, and $92.4 million and $75.7 million in 2004 and 2003, respectively. Enhancement programs are sold to affinity partners on a wholesale basis; the partner generally provides the enhancements (e.g. credit card enhancements) to their customers and a monthly fee is received from the affinity partner based on the number of affinity partner customers who have access to the enhancement program. Affinity partners also purchase incentives (such as gift cards) and revenue is recognized upon the delivery of the incentives to the affinity partner.

Other—Other revenue primarily includes travel reservation services, royalties, co-operative advertising and shopping program revenues. Travel reservation service fee revenue is recognized when the traveler’s reservation or booking is made and secured by a credit card, net of estimated future cancellations and no shows. Royalty revenues are recognized monthly when earned and no longer subject to refund. See Note 17—TRL Group, Inc. for information related to this relationship, which was terminated in 2004. Cooperative advertising revenue is earned from vendors that include advertising of their products and services in the membership program catalogues. Cooperative advertising revenue is recognized upon the distribution of the related travel or shopping catalogues to members. In connection with the shopping membership program, the Company operates a retail merchandising service that offers a variety of consumer products at a discount to members. Shopping program revenue is recorded net of merchandise product costs as the Company acts as an agent between the member and third party merchandise vendor. Shopping program revenue is recorded upon the shipment of the merchandise by the vendor to the member.

Deferred Revenue—In addition to the items described above, deferred revenue includes the liability that the Company established at October 17, 2005 for the estimated refund obligation of $39.7 million, the balance of which at December 31, 2005 was $27.2 million.

Marketing Expense

Membership—Marketing expense to acquire new members is recognized when incurred, which is generally prior to both the trial period and recognition of revenue for its membership programs.

Insurance—Marketing expense to acquire new insurance business is recognized by the Company when incurred. Costs which vary with and are directly related to acquiring new insurance business were previously deferred by the Predecessor on the accompanying 2004 combined balance sheet as deferred acquisition costs to the extent such costs were deemed recoverable from future cash flows. Deferred acquisition costs consisted primarily of direct marketing expenses including creative development, database modeling, printing, postage, new account kits and outbound telemarketing costs. These costs were amortized as marketing expense over a 12-year period using a declining balance method generally in proportion to the related insurance revenue, which were based on attrition rates associated with the approximate rate that insurance revenues collected from customers decline over time. Amortization of deferred acquisition costs commenced upon recognition of the related insurance revenue. In October 2004, the Predecessor performed its periodic review of amortization expense and attrition rates and in connection with the results of that review, the Predecessor prospectively accelerated the amortization of its deferred acquisition costs to earlier periods in the 12-year life resulting in additional marketing expense totaling $5.5 million in the fourth quarter of 2004. The Predecessor also wrote-off $3.9 million of deferred acquisition costs that were deemed unrecoverable in 2004. Immediately following the Apollo Transactions, the Company began expensing these costs as they are incurred.

Payments are made to affinity partners associated with acquiring commission rights to the affinity partner’s existing block of insurance customers and for the renewal of contracts that provide the Company and provided its Predecessor primarily with the right to retain commission rights for renewal of existing customers’ insurance

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

policies. These payments for the contractual rights are deferred on the accompanying consolidated and combined balance sheets as contract rights and list fees with contract rights amortized to amortization expense and list fees amortized as marketing expense over the initial and renewal term of the contract, as applicable, using an accelerated method of amortization for contractual terms longer than five years and the straight line method of amortization for contract terms five years or less. The amortization methods employed generally approximate the expected pattern of insurance net revenues earned over the applicable contract terms.

Package—Marketing costs associated with affinity partners’ in-branch programs are expensed as such programs are implemented. These costs include the printing of brochures, banners, posters, other in-branch collateral marketing materials, training materials, new account kits, member mailings and statement inserts. The Company and its Predecessor perform a variety of direct mail campaigns where they incur all associated marketing costs and, in return, receive a greater share of the revenue generated (the “Package Marketing Campaigns”). For these Package Marketing Campaigns, the marketing expense is recognized when incurred which is generally prior to the recognition of monthly revenue.

Commission Expense

Membership—Membership commissions represent payments to affinity partners, generally based on a percentage of revenue from the marketing of programs to such affinity partners’ customers. Commissions are generally paid for each initial and renewal membership following the collection of membership fees from the customer. Commission payments are deferred on the accompanying consolidated and combined balances sheets as prepaid commissions and expensed over the applicable membership period in the same manner as the related retail membership revenue is recognized.

Insurance—Insurance administrative fees represent payments made to bank affinity partners, generally based on a fee per insured or a percentage of the revenue earned from the marketing of insurance programs to such affinity partners’ customers. Administrative fees are paid for new and renewal insurance premiums received. Additionally, for certain channels and clients, commissions are paid to brokers. Administrative fees are included with commission expense on the accompanying consolidated and combined statements of operations and are recognized ratably over the underlying insurance policy coverage period.

Package—Package commissions represent payments made to bank associations and brokers who provide support for the related programs. These commissions are based on a percentage of revenue and are expensed as the related revenue is recognized.

Income Taxes

The provision for/(benefit from) income taxes is determined using the asset and liability method, under which deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates. Deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence; it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Decreases to the valuation allowance are recorded as reductions to the provision for/(benefit from) income taxes, while increases to the valuation allowance result in additional provision. The realization of deferred tax assets is primarily dependent on estimated future taxable income. As of December 31, 2005, the Company has recorded a valuation allowance for its U.S. deferred tax assets.

The Predecessor, excluding TRL Group and AIH, was included in the consolidated federal income tax return filed by Cendant. In addition, the Predecessor, excluding TRL Group and AIH, filed unitary and

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

consolidated state income tax returns with Cendant in jurisdictions where required. The income taxes payable or receivable associated with the consolidated federal and unitary or consolidated state income tax returns mentioned above were included in advances to Cendant, net on the accompanying 2004 combined balance sheet. The provision for income taxes on the accompanying combined statements of operations was computed as if the Predecessor filed its federal and state income tax returns on a stand-alone basis. Since Cendant maintained less than an 80% ownership interest in TRL Group, TRL Group was not included in Cendant’s consolidated federal and state income tax returns and filed separate tax returns. AIH and its subsidiaries filed income tax returns in countries in which they operated. Income taxes payable/receivable reflected on the accompanying 2004 combined balance sheet are directly due to/from taxing jurisdictions and are separate from Cendant’s consolidated or unitary filings.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Restricted Cash

There is a requirement to set aside cash primarily in relation to insurance-related product programs. Restricted cash amounts primarily relate to premiums collected from customers that are held pending remittance to insurance carriers.

Derivative Instruments

On July 1, 2003, the Predecessor adopted SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” Such standard amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The impact of adopting this standard was not material to the Predecessor’s results of operations or financial position.

The Predecessor used certain derivative instruments as part of its overall strategy to manage its exposure to market risks associated with fluctuations in foreign currency exchange rates. As of December 31, 2005, the Company does not utilize foreign currency forward contracts. The Company considers its foreign currency risk to be not material. The Company entered into an interest rate swap in 2005 to manage its interest rate risk (see Note 19-Financial Instruments).

All derivatives are recorded at fair value either as assets or liabilities. Changes in fair value of derivatives not designated as hedging instruments and of derivatives designated as fair value hedging instruments are recognized currently in earnings in the accompanying combined statements of operations as interest expense. Changes in the fair value of the hedged item in a fair value hedge are recorded as an adjustment to the carrying amount of the hedged item and recognized currently in earnings.

As a matter of policy, derivatives are not used for trading or speculative purposes.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Amortization of

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

leasehold improvements and computer equipment under capital leases is computed using the straight-line method over the estimated lives of the related assets or the lease term, if shorter. Useful lives are from 5 to 15 years for leasehold improvements, from 3 to 10 years for capitalized software, from 3 to 5 years for computer equipment and 7 years for furniture, fixtures and equipment. Prior to classifying the building and related improvements as property held for sale during the fourth quarter of 2004 (see Note 6—Other Current Assets), the building and related improvements were depreciated using estimated lives ranging from 12 to 30 years. Projects in process are not depreciated until the projects are completed and put into use.

Internally-Developed Software

Internally developed software is accounted for in accordance with Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). SOP 98-1 requires all costs related to the development of internal use software other than those incurred during the application development stage to be expensed as incurred. Costs incurred during the application development stage are capitalized and amortized over the estimated useful life of the related software.

Goodwill and Identifiable Intangible Assets

In connection with SFAS No. 142, “Goodwill and Other Intangible Assets,” there is a requirement to assess goodwill and indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. Goodwill is assessed for such impairment by comparing the carrying value of each reporting unit to its fair value. Reporting units are comprised of the four reportable operating segments—Membership, Insurance and Package, International and Loyalty. The Company and its Predecessor determine the fair value of their reporting units utilizing discounted cash flows and incorporate assumptions that they believe marketplace participants would utilize. Indefinite-lived intangible assets are tested for impairment and written down to fair value, as required by SFAS No. 142. Assessments are performed annually, or more frequently if circumstances indicate impairment may have occurred and, during 2005, 2004 and 2003, no such impairment occurred.

The Company’s intangible assets as of December 31, 2005 consist primarily of intangible assets with finite useful lives acquired by the Company in the Apollo Transactions and are recorded at their respective fair values in accordance with SFAS No. 141, “Business Combinations”. The Predecessor’s intangible assets included member and affinity relationships that were referred to as customer relationships and package customer rights, respectively. These assets are amortized as follows:

Asset	Method	The Company Estimated Useful Lives	The Predecessor Estimated Useful Lives
Member relationships	Declining balance	7 years	20 years
Affinity relationships	Declining balance	10 years	4 – 15 years
Proprietary databases and systems	Straight line	3 years	—
Trademarks/Tradenames	Straight line	15 years	—
License agreement	Straight line	—	2 years
Patents and technology	Straight line	12 years	12 years

In addition, the Predecessor entered into arrangements with its affinity partners to serve as agent and third party administrators for the marketing of insurance to customers of the affinity partners, typically financial institutions. The cost of such arrangements was capitalized as contract rights and list fees and amortized to marketing and commissions expense. The value of such relationships was considered in the Company’s preliminary valuation of member and affinity relationships in purchase accounting.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

Impairment of Long-Lived Assets

If circumstances indicate an impairment may have occurred, the recoverability of long-lived assets including property and equipment and amortizing intangible assets is evaluated by comparing the respective carrying values of the assets to the current and expected future cash flows to be generated from such assets. If applicable, impairment is measured based on the respective fair value of the asset.

Self-Insurance Reserves

At December 31, 2005 and 2004, included in accounts payable and accrued expenses on the consolidated and combined balance sheets are liabilities of $3.7 million and $1.6 million, respectively, related to health, welfare and workers compensation programs provided to employees in North America. Such compensation programs are self-insured. The required liability of such benefits is estimated based on actual claims outstanding and the estimated costs of claims incurred as of the balance sheet date.

Foreign Currency Translation

Assets and liabilities of foreign operations having non-U.S.–dollar functional currencies are translated at exchange rates as of the balance sheet dates. Revenues and expenses are translated at average exchange rates during the periods presented. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars, net of hedging gains or losses, are included in accumulated other comprehensive income or loss. Gains or losses resulting from foreign currency transactions are included in the consolidated and combined statements of operations and were de minimis for all periods presented.

Estimates

In presenting the financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates, by their nature, are based on judgment and available information at the time. As such, actual results could differ from those estimates. Significant estimates include items such as profit-sharing receivables from insurance carriers, accruals and income tax valuation allowances, estimated fair values of assets and liabilities acquired in business combinations, estimated fair values of financial instruments, and, for the Predecessor, deferred acquisition costs.

Concentration

The Company generally derives more than half of its net revenues from members and end-customers through approximately 10 of the Company’s affinity partners. Many of these key affinity partner relationships are governed by agreements that may be terminated without cause by the affinity partners upon notice of as few as 90 days without penalty. Some of these agreements may be terminated by the Company’s affinity partners upon notice of as few as 30 days without penalty. Moreover, under many of these agreements, the affinity partners may cease or reduce their marketing of the Company’s services without terminating or breaching agreements with the Company. A loss of key affinity partners, a cessation or reduction in their marketing of the Company’s services, or a decline in their businesses could have a material adverse effect on the Company’s future revenue.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

Valuation Account

The activity in the allowance for doubtful accounts is as follows:

	The Company	The Predecessor
	October 17, 2005 to December 31, 2005	January 1, 2005 to October 16, 2005	For the Year Ended December 31, 2004
Balance at beginning of period	$2.5	$2.9	$2.7
Provision charged to expense	0.5	0.3	0.6
Write-offs	(0.2)	(0.7)	(0.4)

Balance at end of period	$2.8	$2.5	$2.9

Recently Issued Accounting Pronouncement

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), which clarifies that conditional asset retirement obligations are within the scope of SFAS No. 143, “Accounting for Asset Retirement Obligations”. FIN 47 requires the Company to recognize a liability for the fair value of conditional asset retirement obligations, if the fair value of the liability can be reasonably estimated. The Company adopted the provisions of FIN 47 as of the commencement of its operations on October 17, 2005 without a material impact on the consolidated financial statements.

3. SALE OF ASSETS

In June 2003, the Predecessor ceased the marketing and sale of long term care insurance policies. The Company continues to derive revenue from commissions based on premiums received pursuant to agreements with the insurance carriers that issued the policies the Predecessor sold and the Company continues to provide customer service and related services to the existing block of insurance policies and policyholders. Additionally, on December 30, 2004, the Predecessor sold 78% of its long-term care commission rights. Proceeds from the sale, net of related transaction costs, totaled approximately $32.5 million and resulted in a gain of approximately $28.1 million, of which $23.9 million was recorded on the accompanying combined statement of operations for the year ended December 31, 2004. Approximately $4.2 million of the deferred gain, along with the release of $0.5 million of indemnification liabilities recorded upon the closing of the sale for which the uncertainties associated with those liabilities have been resolved, were recognized in the accompanying combined statement of operations for the period from January 1, 2005 to October 16, 2005. See Note 14—Commitments and Contingencies—Other Guarantees related to indemnification provisions related to the sale.

4. ACQUISITIONS

As disclosed in Note 1, on October 17, 2005, Cendant completed the sale of the Predecessor to the Company pursuant to a purchase agreement dated July 26, 2005 for approximately $1.8 billion (see Note 9—Long-Term Debt for summary of debt incurred related to the Apollo Transactions). The allocations of purchase price are based on preliminary estimates of the fair value of assets acquired and liabilities assumed, including post-closing relationships with Cendant, available information and management assumptions, which will be revised based upon final fair value calculations generally using an independent third party appraiser and the resolution of purchase price adjustments pursuant to the purchase agreement. Any final adjustments, which may be significant, could change the allocations of purchase price and could result in a change to information presented below.

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

The preliminary allocation of purchase price is as follows:

Amount
Cash consideration paid to Cendant(a)	$1,657.0
Affinion Holdings’ preferred stock issued to Cendant, at estimated fair value	80.4
Affinion Holdings’ warrant issued to Cendant, at estimated fair value	16.7
Estimated transaction costs and expenses(c)	38.1

Total purchase price	1,792.2
Less: Historical value of assets acquired in excess of liabilities assumed	363.4
Less: Fair value adjustments	1,062.6

Excess of purchase price over fair value of assets acquired in excess of liabilities assumed	$366.2

The fair value adjustments included in the allocation of the purchase price above consisted of:

Amount
Allocation of purchase price to identifiable intangible assets(b)	$1,396.0
Fair value adjustments to:
Assets acquired(d)	(639.6)
Liabilities assumed(e)	306.2

Total fair value adjustments	$1,062.6

(a)	Reflects the contractual cash purchase price of $1,750.0 million reduced by estimated adjustments of $93.0 million.
(b)	Represents: i) $760.0 million and $539.0 million of member and affinity relationships intangibles, respectively, ii) $52.0 million of proprietary databases and systems; iii) $25.0 million of trademarks/ tradenames; and iv) $20.0 of million patents and technology.
(c)	Includes $20.0 million paid to Apollo for structuring and advisory services related to the Apollo Transactions.
(d)	Represents the following adjustments to the October 16, 2005 carrying values of the Predecessor’s assets: property and equipment of $19.3 million; prepaid commissions of $(111.4) million; deferred acquisition costs of $(182.2) million; contract rights and list fees of $(39.1) million; Predecessor’s goodwill and intangibles of $(300.4) million; and other assets of $(25.8) million.
(e)	Represents the following adjustments to the October 16, 2005 carrying values of the Predecessor’s liabilities: deferred revenue of $379.7 million; accounts payable and accrued expenses of $(57.0) million and other liabilities of $(16.5) million.

See Note 18—Related Party Transactions for indemnifications agreed to by Cendant related to the Apollo Transactions.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

The unaudited pro forma consolidated financial information provided below is presented for informational purposes only and is not intended to represent or be indicative of the results of operations that would have been reported had the Apollo Transactions been completed at the beginning of each period presented and should not be taken as representative of results that may occur in the future.

	Pro Forma Results for the Years Ended December 31,
	2005	2004
	Unaudited
Net revenues	$1,198.7	$1,530.8
Loss from operations	(285.6)	(82.2)
Net loss	(432.3)	(252.2)

The unaudited pro forma loss from operations and net loss does not give effect to transaction bonuses of $18.2 million and the accelerated stock charge of $6.7 million related to Cendant RSUs and stock options recorded by the Predecessor during the period from January 1, 2005 to October 16, 2005. The pro forma loss from operations and net loss for the years ended December 31, 2005 and 2004 include depreciation and amortization expense of $407.4 million and $405.3 million, respectively, including $366.2 million related to the amortization associated with the acquired identifiable intangible assets. The pro forma loss from operations and net loss for the years ended December 31, 2005 and 2004 includes interest expense of $150.9 million related to the Apollo Transactions. The Apollo Transactions’ related debt included the following: i) $860 million term loan under a $960 million senior secured credit facility; ii) $270 million senior notes offering (proceeds of $266.4 million net of discount); and iii) approximately $383.6 million unsecured senior subordinated bridge loan facility. The senior secured credit facility, the senior notes and the unsecured senior subordinated bridge loan facility are guaranteed by certain of the Company’s U.S. subsidiaries (see Note 22—Guarantor/Non-Guarantor Supplemental Financial Information).

On October 14, 2005, AMS acquired the stock of TRL Group previously held by management of TRL Group, Inc. for $15.7 million, all of which was accounted for as intangibles by the Predecessor. Prior to this transaction, AMS held approximately 45% (on a fully diluted basis) of the common stock of TRL Group. As a result of this acquisition, TRL Group became a wholly owned subsidiary of AMS as of October 14, 2005.

Effective January 1, 2005, the Predecessor acquired certain assets and liabilities from CTI. The assets and liabilities were transferred at their current net book value of approximately $17.1 million. In addition, the Predecessor paid a fee associated with certain transition services provided by CTI of approximately $1.8 million. The assets and liabilities acquired comprise a full-service travel agency dedicated primarily to servicing membership customers. The Company continues to provide travel agency services to customers of certain Cendant subsidiaries.

CTI also provided fulfillment and other operational support to various subsidiaries of Cendant’s Travel Distribution Services Segment. CTI’s fulfillment operations were not transferred to the Predecessor in connection with the January 1, 2005 transaction. CTI’s fulfillment activities as well as the travel reservation operations that were transferred to the Predecessor were accounted for as one business by CTI through December 31, 2004. Since the assets and liabilities acquired were from an entity under common control, the transaction was accounted for in a manner similar to a pooling of interests. Control of the CTI fulfillment operations remained with Cendant. Accordingly, a capital transfer was recorded to transfer the CTI fulfillment operations to Cendant as of January 1, 2005. Included in the combined balance sheet as of December 31, 2004 were net assets related to CTI’s fulfillment operations totaling approximately $12.7 million. Revenues associated with CTI’s fulfillment

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

operations were not significant during 2004 and 2003. Income from operations related to CTI’s fulfillment operations was approximately $0.5 million for the year ended December 31, 2004 and the loss from operations was approximately $2.1 million for the year ended December 31, 2003.

On January 30, 2004, the Predecessor acquired TLS and other affiliated companies, wholly-owned subsidiaries of TRL Group, for approximately $20 million in cash. TLS offers wholesale loyalty enhancement services primarily to credit card issuers. The assets, liabilities and results of TLS and the affiliated companies (as a component of TRL Group) have been included in the accompanying combined financial statements pursuant to FIN 46R. The assets and liabilities of TLS were adjusted to their fair values as of the acquisition date. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill.

The allocation of the purchase price is summarized as follows:

Amount
Cash consideration	$20.0
Transaction costs and expenses	1.4

Total purchase price	21.4
Less: Historical value of assets acquired in excess of liabilities assumed	0.2
Less: Fair value adjustments	15.0

Excess of purchase price over fair value of assets acquired in excess of liabilities assumed	$6.2

The fair value adjustments included in the allocation of the purchase price above consisted of:

Amount
Allocation of purchase price to identifiable intangible assets(a)	$22.7
Deferred tax liabilities for book-tax basis differences	(10.0)
Fair value adjustments to:
Assets acquired	2.0
Liabilities assumed	0.3

Total fair value adjustments	$15.0

(a)	Represents $16.6 million of member relationships and $6.1 million of patents.

On August 22, 2003, the Predecessor acquired 50% of the outstanding common stock of Cims South Africa (Proprietary) Limited (“Cims South Africa”) for approximately $2.6 million in cash (see Note 11—Minority Interests). Cims South Africa offers enhancement packages primarily to affinity partners, who, in turn, market these programs to their customers. The assets, liabilities and results of Cims South Africa have been included in the accompanying combined financial statements since the acquisition date. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed totaled $2.0 million and was allocated to goodwill. Included in assets acquired was $1.1 million of cash.

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

5. INTANGIBLE ASSETS

Intangible assets consisted of:

	The Company December 31, 2005				The Predecessor December 31, 2004
	Gross Carrying Amount	Accumulated Amortization	Currency Translation and Other	Net Carrying Amount	Gross Carrying Amount	Currency Translation and Other	Net Carrying Amount
Amortized intangible assets:
Member relationships	$760.0	$(43.9)	$(0.2)	$715.9	$16.6	$(1.1)	$15.5
Affinity relationships	539.0	(28.0)	(1.6)	509.4	20.9	(9.3)	11.6
Proprietary databases and systems	52.0	(3.6)	—	48.4	—	—	—
Trademarks/Tradenames	25.0	(0.4)	(0.1)	24.5	—	—	—
Patents and technology	20.0	(0.4)	—	19.6	7.8	(0.6)	7.2

	$1,396.0	$(76.3)	$(1.9)	$1,317.8	$45.3	$(11.0)	$34.3

The changes in the carrying amount of goodwill are as follows:

	The Company	The Predecessor
	Acquired During October 17, 2005 to December 31, 2005 and Balance at December 31, 2005	Balance at January 1, 2004	Goodwill Acquired During 2004(a)	Currency Translation and Other	Balance at December 31, 2004	Currency Translation and Other	Balance at October 16, 2005
Membership operations	$233.0	$186.8	$2.6	$—	$189.4	$—	$189.4
Insurance and package operations	93.1	12.3	—	—	12.3	—	12.3
International operations	26.5	46.7	—	1.4	48.1	(1.4)	46.7
Loyalty operations	13.6	0.9	3.6	—	4.5	—	4.5

Total Company	$366.2	$246.7	$6.2	$1.4	$254.3	$(1.4)	$252.9

(a)	Related to the acquisition of TLS and affiliated companies.

Amortization expense relating to intangible assets was as follows:

	The Company	The Predecessor
	For the Period October 17, 2005 to December 31, 2005	For the Period January 1, 2005 to October 16, 2005	For the Years Ended December 31,
			2004	2003
Member relationships	$43.9	$0.9	$1.1	$0.5
Affinity relationships	28.0	1.2	1.8	1.7
Proprietary databases and systems	3.6	—	—	—
Trademarks/Tradenames	0.4	—	—	—
License agreement	—	—	1.1	0.8
Patents and technology	0.4	0.5	0.6	0.2

Total	$76.3	$2.6	$4.6	$3.2

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

Based on the Company’s amortizable intangible assets as of December 31, 2005, the Company expects related amortization expense for the five succeeding fiscal years to be approximately $343.9 million, $246.7 million, $188.6 million, $139.3 million, and $115.7 million, respectively.

6. OTHER CURRENT ASSETS

Other current assets consisted of:

	The Company	The Predecessor
	December 31,
	2005	2004
Prepaid membership materials	$11.8	$14.4
Prepaid insurance costs	6.6	10.4
Other receivables	6.1	11.6
Prepaid merchant fees	0.7	4.3
Property held for sale(a)	—	9.0
Other	13.4	9.1

Total	$38.6	$58.8

(a)	In the fourth quarter of 2004 and the first quarter of 2005, the Predecessor recorded non-cash pretax impairment losses of approximately $1.3 million and $1.5 million respectively, related to a building held for sale. The pretax impairment losses are included in general and administrative expense on the accompanying combined statements of operations. The transfer of the building from property and equipment to property held for sale was excluded from the combined statements of cash flows as a non-cash transaction. During the third quarter of 2005, the building was transferred to Cendant.

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of:

	The Company	The Predecessor
	December 31,
	2005	2004
Leasehold improvements	$9.5	$25.2
Capitalized software	62.2	136.5
Computer equipment ($1.0 million and $5.1 million in 2005 and 2004, respectively, under capital leases)	21.1	67.7
Furniture, fixtures and equipment	5.6	41.7
Projects in progress	17.5	11.9

	115.9	283.0
Less: Accumulated depreciation and amortization	(8.2)	(187.3)

Total	$107.7	$95.7

Depreciation and amortization expense on property and equipment totaled $29.7 million for the period from January 1, 2005 to October 16, 2005, $8.2 million for the period from October 17, 2005 to December 31, 2005, and $39.3 million and $41.3 million in 2004 and 2003, respectively.

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of:

	The Company	The Predecessor
	December 31,
	2005	2004
Accounts payable	$75.8	$81.9
Accrued product costs	68.0	37.9
Accrued payroll and related costs	28.9	41.5
Accrued interest	21.9	—
Accrued legal and professional fees(a)	19.0	85.4
Accrued commissions	9.4	9.8
Accrued sales tax(a)	4.1	32.3
Other(a)	49.4	46.4

Total	$276.5	$335.2

(a)	Pursuant to the Apollo Transactions’ purchase agreement, certain assets and liabilities of the Predecessor were retained by Cendant. The Predecessor transferred accrued legal amounts totaling $90.6 million, accrued sales tax totaling $29.2 million and certain other accrued expenses totaling $3.5 million to Cendant via a non-cash transfer (see Note 14—Commitments and Contingencies and Note 18—Related Party Transactions).

Employee retention bonuses totaling $14.7 million granted in connection with the Apollo Transactions are being accrued and recognized ratably as compensation expense by the Company through the future contractual payment dates since these payments are contingent upon the employee being in the employ of the Company at the payment date. Such compensation expense included in general and administrative expenses for the period October 17, 2005 to December 31, 2005 was $3.8 million. Certain employees have elected to receive their bonus amounts in stock of Affinion Holdings. Should the employee terminate prior to the payment date, the Company will reverse the amount accrued through the termination date and pay the amount to Cendant as additional purchase price pursuant to the purchase agreement dated July 26, 2005.

9. LONG-TERM DEBT

Long-term debt consisted of:

	The Company	The Predecessor
	December 31,
	2005	2004
Term Loan due 2012	$840.0	$—
10.125% senior notes due 2013, net of unamortized discount with an effective interest rate of 10.375%	266.4	—
Senior subordinated bridge loan facility	383.6	—
Capital lease obligations	1.0	1.6

Total debt	1,491.0	1.6
Less: current portion of long-term debt	(20.4)	(0.6)

Long-term debt	$1,470.6	$1.0

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

The senior secured credit facility (“Affinion Credit Facility”) is comprised of a term loan that initially totaled $860.0 million due in 2012 and a $100.0 million revolving credit facility terminating in 2011. The revolving credit facility includes letter of credit and swingline sub-facilities. The term loan provides, at the Company’s option, for interest rates of a) adjusted LIBOR plus 2.75% or b) the higher of i) Credit Suisse, Cayman Island Branch’s prime rate and ii) the Federal Funds Effective Rate plus 0.5% (“ABR”), in each case plus 1.75%. The revolving credit facility provides, at the Company’s option, for interest rates of adjusted LIBOR plus 2.75% or ABR plus 1.75% subject to downward adjustment based on the Company’s senior secured bank leverage ratio, as set forth in the agreement governing the Affinion Credit Facility. The Affinion Credit Facility is secured by substantially all of the assets of the Company, subject to certain exceptions. The term loan requires quarterly repayments totaling $8.6 million per annum with the balance payable at maturity in September 2012 subject to reductions for certain prepayments. The Company made two voluntary $20.0 million principal pre-payments of the term loan on November 17, 2005 and March 17, 2006, respectively, thus the quarterly payment obligations will begin in the third quarter of 2010. The Affinion Credit Facility generally requires the Company to prepay the outstanding term loan with proceeds from certain asset dispositions that are not reinvested, a portion of excess cash flow beginning in July 2006 and the net cash proceeds from certain debt issued in the future, as set forth in the agreement governing the Affinion Credit Facility. The Affinion Credit Facility also permits the Company to obtain additional borrowing capacity up to the greater of $175 million and an amount equal to Adjusted EBITDA, as set forth in the agreement governing the Affinion Credit Facility, for the most recent four-quarter period. The revolving credit facility carries a commitment fee of .5% on the unused amount. As of December 31, 2005, no amounts had been drawn down under the revolving credit facility.

The senior notes (the “Senior Notes”), with a face value of $270.0 million, were issued for net proceeds of $266.4 million. The Senior Notes bear interest at 10.125% payable semi-annually in April and October of each year. The notes mature in October 2013. The Company may redeem all or part of the Senior Notes at any time on or after October 15, 2009 at redemption prices (generally at a premium) set forth in the agreement governing the Senior Notes. The Senior Notes are senior unsecured obligations and rank equally in right of payment with the Company’s existing and future senior obligations and senior to the Company’s senior subordinated indebtedness including the $383.6 million unsecured senior subordinated bridge loan facility (the “Bridge Loan”). The Company is required to file a registration statement with respect to an offer to exchange the Senior Notes for a new issue of substantially identical debt securities registered under the Securities Act of 1933 on or prior to April 15, 2006 (180 days from the date the Senior Notes were issued). The Company is also required to use reasonably commercial efforts to have the registration statement declared effective on or prior to August 13, 2006 (300 days from the date the senior notes were issued) and to consummate the exchange offer within 30 business day after effectiveness. If the Company fails to file a registration statement or take certain other actions with respect to the exchange offer within the time frames specified in a registration rights agreement, the Company may, subject to the terms of such registration rights agreement, be required to pay additional interest on the Senior Notes in an amount up to 1.0% per annum. As discussed in Note 22—Guarantor/Non-Guarantor Supplemental Financial Information, the Senior Notes are guaranteed by certain subsidiaries of the Company.

The $383.6 million Bridge Loan matures on October 17, 2006; however, if the Bridge Loan has not been repaid as of such date, outstanding borrowings will automatically be converted to unsecured term loans due in April 2014. Further, a 2.5% fee is to be paid on October 17, 2006 for any outstanding principal balance remaining on the Bridge Loan. The Bridge Loan bears an annual interest rate of 11.0% through April 2006, increases to 11.5% through July 2006, and increases to a 12% capped interest rate through maturity. At any time after October 17, 2006, lenders have the option to exchange the outstanding unsecured term loans for senior subordinated exchange notes. At any time following February 1, 2006 and ending on the earlier of i) April 17, 2007 and ii) the date on which 100% of the unsecured term loans have been exchanged for senior subordinated exchange notes, the Company may be required by its lenders to execute a securities offering, subject to certain

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

conditions. The proceeds from such securities offering are required to be used to repay the Bridge Loan. In the event the Company breaches its obligations to execute a securities offering, the Bridge Loan may be subject to a cash interest rate cap of 12.35% and a total interest rate cap of 13.50%. The Bridge Loan is subordinated in right of payment to the Affinion Credit facility and the Senior Notes.

The Affinion Credit Facility, the Senior Notes and the Bridge Loan all contain restrictive covenants related primarily to the Company’s ability to distribute dividends, redeem or re-purchase capital stock, sell assets, issue additional debt or merge with or acquire other companies. Affinion and its subsidiaries may pay dividends of up to $35.0 million in the aggregate provided that no default or event of default has occurred or is continuing, or would result from the dividend. Payment of additional dividends requires the satisfaction of various conditions, including meeting defined leverage ratios and a defined fixed charge coverage ratio, and the total dividend paid does not exceed a calculated amount of defined available free cash flow. The covenants in the Credit Facility and Bridge Loan also require compliance with a consolidated leverage ratio and an interest coverage ratio. The Company was in compliance with the covenants referred to above as of December 31, 2005. Payment under each of the debt agreements may be accelerated in the event of a default. Events of default include the failure to pay principal and interest when due, a material breach of representation or warranty, covenant defaults (unless cured within applicable grace periods, if any), events of bankruptcy and, for the Affinion Credit Facility and Bridge Loan, a change of control.

Financing costs related to the issuance of the various debt components are amortized over the lives of each debt issue. The unamortized portion totaled $38.4 million as of December 31, 2005 and is included in the “Other Non-Current Assets” caption of the Company’s consolidated balance sheet. The discount on the Senior Notes is amortized to interest expense over the loan period. Financing costs and the discount on the Senior Notes are amortized using the effective interest method.

Capital Lease Obligations—The Company leases and its Predecessor leased certain computer equipment used in their operations. The Company’s capital lease obligations bear interest at rates ranging from 3% to 12% per annum and are due at varying dates through October 2009. During 2005, no capital lease obligations were incurred while in 2004 the Predecessor incurred $1.0 million of such obligations.

The aggregate maturities of debt as of December 31, 2005 are as follows:

Amount
2006	$20.4
2007	0.2
2008	0.2
2009	0.2
2010	3.0
Thereafter	1,467.0

$1,491.0

10. LONG-TERM DEBT DUE TO CENDANT

Long-term debt due to Cendant at December 31, 2004 consisted of:

Amount
TRL Group credit agreement	$30.0
Less: current portion of long-term debt due to Cendant	(20.0)

Long-term debt due to Cendant	$10.0

On January 30, 2004, the Predecessor entered into a revolving loan facility that provided for borrowings up to $30.0 million by TRL Group through February 1, 2005 and then reducing to $10.0 million thereafter. The

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

credit agreement was terminated on October 14, 2005. Interest expense incurred for the period from January 1, 2005 to October 16, 2005 was $0.2 million and for the year ended December 31, 2004 was approximately $0.8 million.

11. MINORITY INTERESTS

At December 31, 2005, minority interest was comprised of the 50% minority share in Cims South Africa (Proprietary) Limited (“Cims South Africa”).

In August 2003, the Predecessor acquired a 50% ownership interest in Cims South Africa for $2.6 million and began consolidating Cims South Africa at that time. The minority shareholder holds 50% of the outstanding common shares of Cims South Africa and profits and losses are allocated in proportion to each shareholder’s ownership interest.

No distributions were made to the minority shareholder in 2005. Distributions made to minority shareholders totaled $1.0 million for the year ended December 31, 2004. No distributions were made to the minority shareholders during the year ended December 31, 2003.

At December 31, 2004, in addition to the 50% minority interest share in Cims South Africa, minority interests comprised: (i) the 20% and 30% minority shares in Kabushiki Kaishi TH Shopping, formerly Cendant Japan Co. Ltd (“Cims Japan”); and (ii) approximately 55% (on a fully diluted basis) of equity of TRL Group which the Predecessor did not own at that date (see Note 4—Acquisitions and Note 17—TRL Group, Inc. for further information related to the consolidation of TRL Group).

Prior to its dissolution, the minority shareholders held 50% of the common shares of Cims Japan and profits and losses were allocated in proportion to each shareholder’s ownership interest. No distributions were made to the minority shareholders during 2005, 2004 and 2003. During 2004, the losses of Cims Japan exceeded the minority shareholders’ investments and at that point, the Predecessor began recording 100% of the losses associated with the operations of Cims Japan. Included in accounts payable and accrued expenses at December 31, 2005 and 2004 were amounts due to the minority shareholders totaling $0.0 and $1.6 million, respectively. In November 2004, Cims Japan sold its shopping catalogue mail order business and certain assets and liabilities for approximately $0.2 million. The purchaser assumed all liabilities associated with the existing members of the business, including future servicing of the members. Substantially all employees of Cims Japan were terminated as of December 31, 2004.

During 2005, Cims Japan submitted a plan approved by its creditors and shareholders for the orderly dissolution of the entity as required under Japanese regulations, which was approved by the Tokyo District Court on July 5, 2005. In September 2005, Cims Japan completed payments to its creditors under the approved plan. Substantially all of the amounts due to the minority shareholders (approximately $2.2 million) and Cendant (approximately $2.9 million) were forgiven in connection with the plan. As a result of the forgiveness of debt and the dissolution of the entity, Cims Japan recognized other income totaling $5.9 million in the third quarter of 2005. This entity was legally dissolved on February 14, 2006.

12. STOCKHOLDER’S/COMBINED EQUITY

The Company is a wholly owned subsidiary of Affinion Holdings. Common stock and paid-in capital consists of a cash contribution of $275.0 million and the fair values of Affinion Holdings’ preferred stock of $80.4 million and warrants of $16.7 million issued to Cendant in connection with the Apollo Transactions.

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

Cendant incurred certain overhead costs that were allocated to the Predecessor pursuant to the tax sharing agreement between Cendant and its subsidiaries. The allocation of such costs are reflected as a contributions of capital in the accompanying combined financial statements and totaled $5.5 million for the period from January 1, 2005 to October 17, 2005, and $2.5 million and $12.9 million for the years ended December 31, 2004 and 2003, respectively. The impact of these contributions of capital is also reflected within advances to Cendant, net resulting in a zero net impact to combined equity on the accompanying combined balance sheet at December 31, 2004.

Tax accruals established by the Predecessor are indemnified by Cendant pursuant to the tax sharing agreement between Cendant and its subsidiaries. During 2004 and 2003, certain tax related matters were resolved resulting in tax benefits totaling $92.3 million and $20.0 million, respectively (see Note 13—Income Taxes). The tax benefits associated with these resolutions were transferred to Cendant in 2004 and 2003 and treated as returns of capital by the Predecessor. The impact of the returns of capital is also reflected within advances to Cendant, resulting in a zero net impact to equity on the accompanying combined balances sheet at December 31, 2004.

During 2004, AIH declared and paid a dividend totaling $9.6 million to its parent company, RCI Europe Limited (a wholly-owned subsidiary of Cendant). In 2003, AIH declared a dividend totaling $35.7 million to RCI Europe Limited. AIH paid the $35.7 million dividend to RCI Europe Limited during 2004.

13. INCOME TAXES

The provision for/(benefit from) income taxes consisted of the following:

	The Company	The Predecessor
	For the Period October 17, 2005 to December 31, 2005	For the Period January 1, 2005 to October 16, 2005	For the Years Ended December 31,
			2004	2003
Current:
Federal	$—	$0.5	$(53.7)	$(1.9)
State	(0.2)	0.1	(1.9)	3.3
Foreign	1.5	2.4	25.3	8.2

	1.3	3.0	(30.3)	9.6

Deferred:
Federal	1.6	21.8	(44.8)	56.8
State	0.3	4.1	(22.1)	4.8
Foreign	(3.2)	0.0	(7.3)	0.1

	(1.3)	25.9	(74.2)	61.7

	$0.0	$28.9	$(104.5)	$71.3

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

Pre-tax income/(loss) for domestic and foreign operations before minority interests consisted of the following:

	The Company	The Predecessor
	For the Period October 17, 2005 to December 31, 2005	For the Period January 1, 2005 to October 16, 2005	For the Years Ended December 31,
			2004	2003
Domestic	$(130.1)	$70.1	$215.2	$191.0
Foreign	(6.1)	8.9	56.6	23.9

Pre-tax income/(loss)	$(136.2)	$79.0	$271.8	$214.9

Deferred income tax assets and liabilities consisted of the following:

	The Company	The Predecessor
	December 31,
	2005	2004
Current deferred income tax assets:
Net operating loss carryforwards	$—	$75.1
State net operating loss carryforwards	—	7.6
Accrued expenses and deferred revenue	4.6	117.6
Prepaid expenses	3.1	—
Provision for doubtful accounts	—	1.7
Other	0.2	2.7

Current deferred income tax assets	7.9	204.7

Current deferred income tax liabilities:
Profit-sharing receivables from insurance carriers	—	(21.8)
Accrued expenses	(0.2)	—
Deferred revenue	(6.8)	—
Prepaid expenses	—	(92.5)

Current deferred income tax liabilities	(7.0)	(114.3)

Valuation allowance	(3.4)	—

Current net deferred income tax asset/(liability)	$(2.5)	$90.4

Non-current deferred income tax assets:
Net operating loss carryforwards	$33.2	$1.1
State net operating loss carryforwards	3.6	2.0
Alternative minimum tax credit carryforward	—	3.0
Accrued expenses and deferred revenue	—	47.8
Depreciation and amortization	37.7	—
Other	1.0	1.0
Foreign tax credits	1.4	—

Non-current deferred income tax assets	76.9	54.9

Non-current deferred income tax liabilities:
Prepaid expenses	—	(7.6)
Deferred revenue	(2.5)	—
Other	(0.1)	—
Depreciation and amortization	(40.0)	(5.6)

Non-current deferred income tax liabilities	(42.6)	(13.2)

Valuation allowance	(62.1)	(2.0)

Non-current net deferred income tax asset/(liability)	$(27.8)	$39.7

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

For federal and state income tax purposes the Apollo Transaction are treated as a purchase of assets and an assumption of liabilities at fair market value. Certain liabilities recognized for financial statement reporting purposes are not recognized for federal and state income tax purposes with respect to the Apollo Transactions and give rise to future income tax deductions. Therefore, the differences between the preliminary values allocated to the assets and liabilities under purchase accounting and the tax bases of the respective assets and liabilities give rise to a net deferred tax asset of approximately $3.6 million as of October 17, 2005. A valuation allowance of approximately $3.3 million was recognized in purchase accounting since it is more likely than not that these net deferred tax assets will not be realized. Goodwill arising from the Apollo Transactions will be deductible for tax purposes.

For foreign income tax purposes the Apollo Transactions have no effect on the tax basis of the underlying assets and liabilities. Therefore, a deferred tax liability was established in purchase accounting of approximately $32.4 million to reflect the difference between the preliminary values allocated to the assets and liabilities for financial reporting purposes with respect to the foreign entities and the related local income tax values of such assets and liabilities.

As of December 31, 2005, the Company had federal net operating loss carryforwards of approximately $77.5 million (which expire in 2026) and foreign tax credit carryovers of approximately $1.4 million (which expire in 2016). The Company has state net operating loss carryforwards of approximately $77.2 million which expire, depending on the jurisdiction, between 2011 and 2026. Since it is more likely than not that these assets will not be realized, a full valuation allowance has been recognized with respect to these carryforwards and credits. The Company also has net operating loss carryforwards in foreign jurisdictions. These net operating losses total approximately $19.5 million. The Company has concluded that a valuation allowance relating to approximately $16.9 million of these net operating losses is required due to the uncertainty as to their realization. The carrying value of the Company’s valuation allowance against all its deferred tax assets at December 31, 2005 totaled $65.5 million.

As of December 31, 2004, the Predecessor had federal net operating loss carryforwards of approximately $217.6 million, which expire between 2018 and 2024. Additionally, the Predecessor had alternative minimum tax credit carryforwards of $2.9 million. As discussed above, for federal income tax purposes the Apollo Transactions were treated as a purchase of assets and an assumption of liabilities at fair market values. Therefore, these tax attributes are available to Cendant in its federal consolidated tax filings in periods subsequent to December 31, 2004 and do not carryforward to the Company. Accordingly, on October 16, 2005 the Predecessor transferred deferred tax assets totaling $51.3 million to Cendant.

In the third quarter of 2005, deferred income taxes reflected on the accompanying combined balance sheet as of December 31, 2004 were reduced by approximately $36 million for the transfer of deferred income taxes associated with certain assets and liabilities retained by Cendant in connection with the Apollo Transactions.

No provision has been made for the accumulated and undistributed earnings of the foreign subsidiaries of the Company. With the exception of all South African subsidiaries and one U.K. subsidiary, foreign taxable income is recognized currently for federal and state income tax purposes since such operations are recognized in entities disregarded for federal and state income tax purposes. As of December 31, 2005 there are no accumulated and undistributed earnings of the South African and UK subsidiaries.

In March 2005, Cendant implemented a foreign tax restructuring and changed its permanent reinvestment assertion under APB No. 23, “Accounting for Income Taxes—Special Areas,” with respect to AIH’s foreign subsidiaries. As a result of no longer being permanently reinvested, the Predecessor recorded a tax charge of

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

approximately $28.5 million in the period from January 1, 2005 to October 16, 2005 related to certain previously unrecorded deferred tax liabilities consistent with Cendant’s change in assertion. This charge was offset by a tax benefit resulting from the establishment of deferred tax assets during the first quarter of 2005 for the difference between the tax and book basis of the net assets of foreign subsidiaries. The Predecessor also utilized net operating loss carryforwards related to the current U.S. tax liabilities established in connection with the AIH foreign tax restructuring.

No provision had been made for U.S. Federal deferred income taxes on approximately $77.3 million of accumulated and undistributed earnings of AIH’s foreign subsidiaries at December 31, 2004 since it was the intention of Cendant’s management to reinvest the undistributed earnings indefinitely in those foreign operations.

The effective income tax rate differs from the U.S. federal statutory rate as follows:

	The Company	The Predecessor
	For the Period October 17, 2005 to December 31, 2005	For the Period January 1, 2005 to October 16, 2005	For the Years Ended December 31,
			2004	2003
Federal statutory rate	35.0%	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefits	3.9	2.2	2.0	2.7
Change in valuation allowance and other	(41.3)	—	(41.9)	4.8
Taxes on foreign operations at rates different than U.S. federal rates	1.4	2.9	(0.7)	(0.1)
Taxes on repatriated foreign income	—	(3.1)	—	—
Deduction for foreign taxes	—	(0.6)	—	—
Resolution of prior years’ tax examination issues	—	—	(32.9)	(9.3)
Foreign tax credits	1.0	—	—	—
Nondeductible expenses	—	0.1	0.1	0.1

	0%	36.5%	(38.4)%	33.2%

A full valuation allowance at December 31, 2005 has been recognized with respect to the net deferred tax assets and liabilities, except deferred tax liabilities relating to intangibles with indefinite lives.

The Predecessor’s and Cendant’s income tax returns are periodically examined by various tax authorities. The Predecessor and Cendant are currently under audit by several tax authorities. In connection with these and future examinations, certain tax authorities, including the Internal Revenue Service, may raise issues and impose additional assessments. The Company regularly evaluates the likelihood of additional assessments resulting from these examinations and establishes liabilities, through the provision for income taxes for potential amounts that may result from such examinations. Any tax liabilities established by the Predecessor are indemnified by Cendant pursuant to the tax sharing agreement between Cendant and its subsidiaries. Once a tax liability was established through October 16, 2005, the corresponding tax liability was transferred to Cendant via an adjustment to combined equity. The Company’s tax liabilities are adjusted as information becomes available or when an event requiring a change to the tax liabilities occurs. During the years ended December 31, 2004 and 2003, certain tax related liabilities were adjusted based on currently available information resulting in a tax benefit totaling $92.3 million and $20 million, respectively. The tax benefits associated with these tax liability reductions were transferred to Cendant and treated as a return of capital by the Predecessor. The tax liabilities established were transferred to Cendant and treated as capital contributions by the Predecessor.

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

14. COMMITMENTS AND CONTINGENCIES

Leases

The Company has noncancelable operating leases covering various facilities and equipment. Rent expense, net of sublease receipts, totaled $14.6 million for the period from January 1, 2005 to October 16, 2005, $3.2 million for the period from October 17, 2005 to December 31, 2005, and $21.7 million and $20.1 million for the years ended December 31, 2004 and 2003, respectively.

Future minimum lease payments required under non-cancelable operating leases, net of sublease receipts, as of December 31, 2005 are as follows:

Amount
2006	$13.4
2007	11.7
2008	10.5
2009	7.7
2010	6.2
Thereafter	14.2

Future minimum lease payments	$63.7

Litigation

The Company is involved in claims, legal proceedings and governmental inquiries related to employment matters, contract disputes, business practices, trademark and copyright infringement claims and other commercial matters. The Company and its affiliate are also parties to a number of class action lawsuits, each of which alleges violations of certain federal and/or state consumer protection statutes. In addition, the Company has received inquiries from numerous state attorneys’ general relating to the marketing of its membership programs.

In April 2002, the Predecessor filed and served a complaint against American Bankers Insurance Company of Florida and certain affiliates (“Fortis”) relating to Fortis’ breach of the parties’ exclusive agreement to jointly market insurance programs underwritten by Fortis. Fortis counterclaimed alleging breach of contract, breach of fiduciary duty, fraudulent inducement and breach of covenant of good faith and fair dealing. In May 2005, the Chancery Court of Tennessee found a total judgment in the amount of $16.5 million, including prejudgment interest, in favor of the Predecessor and a total judgment in the amount of $75.8 million, including prejudgment interest, in favor of Fortis. The Company believes that, among other things, damages in the amount of $42.6 million were improperly awarded to Fortis under the final judgment; and accordingly, on December 13, 2005, filed a notice of appeal. As a result of the verdict and final judgment entered, a charge of $73.7 million was recorded in the accompanying 2004 combined statements of operations. As part of the Apollo Transactions, Cendant retained this liability. The Company will be indemnified for all losses with respect to this matter.

From 2001 through early 2005, the Florida State Attorney General (“Florida AG”) investigated whether the Predecessor’s sales practices were fully in compliance with Florida’s laws and regulations. On March 7, 2005, the Predecessor entered into a settlement agreement with the Florida AG’s office. Pursuant to this settlement, the Predecessor agreed to pay $0.4 million to the Florida AG’s office to cover the state’s cost of the investigation. The Predecessor also agreed, among other things, to make refunds to Florida consumers who complained to the Florida AG’s office during the course of the investigation and for a period of six months thereafter and to make certain disclosures in connection with the marketing to Florida consumers.

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

Beginning in November 2003, the Predecessor received inquiries from numerous state attorneys general relating to the marketing of its membership programs. In July 2005, the Attorneys General of California and Connecticut filed suit against the Predecessor, and the Attorney General of Maine filed a notice of its intention to sue (collectively, the “AG Matters”), alleging that deceptive marketing practices were used in connection with the offering of membership services. The complaints seek restitution, civil penalties and orders permanently barring the Company from engaging in the alleged practices. The Company may face similar suits from the other states’ attorneys generals that inquired as to the Company’s membership programs. The Company is currently in settlement discussions with certain of these states’ attorneys generals.

The Company is also a party to a number of lawsuits which were brought against it or its affiliates, each of which alleges to be a class action in nature and each of which alleges that the Company violated certain federal or state consumer protection statutes (certain of which are described below). The Company intends to vigorously defend itself against these lawsuits.

On August 9, 2005, a class action suit (the “August 2005 Suit”) was filed against TRL Group in the U.S. District Court for the Northern District of California, San Francisco Division. The claim asserts violations of the Electronic Funds Transfer Act and various California consumer protection statutes. On October 10, 2005, the complaint was amended to add additional claims, an additional named plaintiff and Cendant as a co-defendant. The suit seeks unspecified actual damages, statutory damages, attorneys’ fees, costs and injunctive relief.

On January 28, 2005, a class action complaint (the “January 2005 Suit”) was filed against The Bon, Inc., FACS Group, Inc., and Trilegiant in the Superior Court of Washington, Spokane County. The claim asserts violations of various consumer protection statutes. The Company filed a motion to compel arbitration, which was denied by the court. The Company appealed the court’s decision, and the case has been stayed until the appellate court has ruled on the motion to compel arbitration.

On November 12, 2002, a class action complaint (the “November 2002 Class Action”) was filed against Sears, Roebuck & Co., Sears National Bank, Cendant Membership Services, Inc., and Allstate Insurance Company in the Circuit Court of Alabama for Greene County alleging, among other things, breach of contract, unjust enrichment, breach of duty of good faith and fair dealing and violations of the Illinois consumer fraud and deceptive practices act. The case was removed to the U.S. District Court for the Northern District of Alabama but was remanded to the Circuit Court of Alabama for Greene County.

On January 24, 2002, a class action complaint (the “January 2002 Class Action”) was filed against Trilegiant in the U.S. District Court for the Northern District of Alabama Western Division (the “Alabama Court”) alleging that Trilegiant violated the Credit Repair Organizations Act (“CROA”) in connection with its Creditline product. On November 18, 2005, the court preliminarily approved the terms of a class-wide settlement of this case. Pursuant to the terms of the settlement, Trilegiant has provided notice to the class members via first class mail advising them of the terms of the settlement. All class members will release their claims against Trilegiant under the settlement. All class members wanting to receive benefits under the settlement were required to return a claim form post-marked by February 16, 2006 and had the option of choosing a no-cost annual membership in one of three membership programs offered by Trilegiant. In lieu of a membership program, class members could elect to receive a cash payment. The total cash payments that Trilegiant has offered to make to the class is capped at $0.5 million. On March 13, 2006 the Alabama Court signed the final order approving the terms of the settlement. The judgment is anticipated to become final on April 12, 2006 if there are no appeals.

On November 15, 2001, a class action complaint (the “2001 Class Action”) was filed in Madison County, Illinois against Trilegiant alleging violations of state consumer protection statutes in connection with the sale of

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

certain membership programs. Motions to dismiss were denied and certification of a class of consumers has been granted; the exact size of the certified class is not known at this time. The case has been removed to federal court. The plaintiffs have moved to remand the matter to state court, and their remand motion is pending.

The Company believes that the amount accrued for the above matters is adequate (see Note 8—Accounts Payable and Accrued Expenses—Accrued Legal and Professional Fees), and the reasonably possible loss beyond the amounts accrued will not have a material adverse effect on its financial condition, results of operations, or cash flows based on information currently available. However, litigation is inherently unpredictable and, although the Company believes that accruals are adequate and it intends to vigorously defend itself against such matters, unfavorable resolution could occur, which could have a material adverse effect on financial condition, results of operations or cash flows.

Subject to certain limitations, Cendant has agreed to indemnify the Company for actual losses, damages, liabilities, claims, costs and expenses and taxes incurred in connection with certain of the matters described above. See Note 18—Related Party Transactions discussing post-closing relationships with Cendant for a summary of the terms of the indemnification agreements.

Other Commitments

In the ordinary course of business, the Company enters into purchase agreements for its marketing and membership program support and travel services. The commitments covered by these agreements as of December 31, 2005 totaled approximately $38.1 million for 2006, $21.5 million for 2007, $12.3 million for 2008, $11.7 million for 2009, $11.5 million for 2010 and $21.4 million thereafter.

Standard Guarantees/Indemnifications

In the ordinary course of business, the Company enters into numerous agreements that contain standard guarantees and indemnities whereby the Company indemnifies the other party for breaches of representations and warranties. Cendant maintained certain insurance coverage which mitigated exposure to the Predecessor for certain indemnifications provided to third parties under these agreements and for certain agreements, Cendant provided guarantees on behalf of the Predecessor. The agreements also generally require the Company to indemnify the other party for damages arising out of the actions or omissions of the Company’s agents or subcontractors. In these cases, the Company generally enters into agreements with such parties pursuant to which such parties are required to indemnify the Company for any damages incurred by the Company due to the actions or omissions of such parties. The Company is not able to develop an estimate of the maximum potential amount of future payments to be made under these indemnifications and guarantees as the triggering events are not subject to predictability.

Other Guarantees

In connection with the sale of 78% of its long-term preferred care commission rights (see Note 3—Sale of Assets), the sale agreements contained indemnities whereby the Predecessor and Cendant are responsible for indemnifying the buyer for any losses incurred by the buyer as a result of any breach by the Predecessor of any representation, warranty or covenant made by the Predecessor and Cendant within the sale agreements. As of December 31, 2004, the liability recorded by the Predecessor in connection with these guarantees was approximately $3.8 million and is included in accounts payable and accrued expenses on the accompanying combined balance sheet. Effective September 30, 2005, the Predecessor transferred this liability to Cendant via a non-cash transfer pursuant to the purchase agreement from the Apollo Transactions.

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

Surety Bonds and Letters of Credit

In the ordinary course of business, the Company and its Predecessor is required to provide surety bonds to various state authorities in order to operate its membership, insurance and travel agency programs. Cendant had previously guaranteed the surety bonds issued on behalf of the Predecessor. As of December 31, 2005, the Company provided guarantees for surety bonds totaling approximately $9.7 million and issued letters of credit totaling $1.8 million.

Employment and Severance Agreements

The Company has entered into employment and severance agreements with various officers of the Company that provide for annual compensation and bonuses and termination benefits.

15. STOCK-BASED COMPENSATION

Company Program

In connection with the closing of the Apollo Transactions on October 17, 2005, Affinion Holdings adopted the 2005 Stock Incentive Plan (the “Plan”). The Plan allows Affinion Holdings to grant nonqualified, non-assignable stock options and rights to purchase shares of Affinion Holdings common stock to its directors, employees and consultants. Affinion Holdings is authorized to grant up to 2.1 million shares of its common stock under the Plan. Options granted under the Plan have an exercise price no less than the fair market value of a share of stock on the date of grant. Stock awards shall have a purchase price as determined by the compensation committee and evidenced by an award agreement accompanying the grant. After closing the Apollo Transactions on October 17, 2005, Affinion Holdings granted approximately 1.5 million stock options to employees and directors. As of December 31, 2005, the total number of options available for grant in the future totaled 0.6 million. The restricted shares are subject to five year “cliff” vesting. One-half of the options granted are subject to vesting ratably over five years and the remaining options are subject to vesting upon the satisfaction of specified performance targets, or, if earlier, the eighth anniversary of the grant dates.

During the period from October 17, 2005 to December 31, 2005, three tranches of options (“A”, “B” and “C”) were granted to employees at the estimated fair value at date of issuance, with the following terms:

Tranche
	A	B	C
Strike price	$10.00	$10.00	$10.00
Vesting	Ratable over 5 years	100% after 8 years*	100% after 8 years*
Term of Option	10 years	10 years	10 years

*	Tranche B and C vesting would be accelerated upon specified realized returns to Apollo.

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

A summary of option activity is presented below (number of options in thousands):

	Tranche
	A	B	C
Granted	764	382	382
Exercised	—	—	—
Forfeited or expired	—	—	—

Outstanding at December 31, 2005	764	382	382

Exercisable at December 31, 2005	—	—	—

Weighted average remaining contractual term (years)	9.8	9.8	9.8
Weighted average grant date fair value per option	$5.00	$5.96	$6.12

Based on the estimated fair values of options granted, stock compensation expense for the period from October 17, 2005 to December 31, 2005 totaled $0.3 million.

As of December 31, 2005, there was $8.2 million of unrecognized compensation cost related to the remaining vesting period of options under the Plan. This cost will be recorded in future periods as stock compensation expense over a weighted average period of approximately 6.2 years.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model based on assumptions noted in the following table. Expected volatilities are based on historical volatilities of comparable companies. The expected term of the options granted represents the period of time that options are expected to be outstanding.

	Tranche
	A	B	C
Expected volatility	43%	47%	48%
Expected term (years)	6.50	8.43	8.72
Risk-free interest rate	4.40%	4.46%	4.46%
Dividend yield	0%	0%	0%

Additionally, in connection with the Apollo Transactions, the Chief Executive Officer was granted 50,000 shares of restricted stock of Affinion Holdings at a purchase price of $0.01 per share. This award vests 100% after five years of service or earlier upon a change of control of the Company. The fair value of this award is estimated to be $0.5 million, based upon a $10.00 fair value per share of Affinion Holdings. This award amount is being amortized to stock compensation expense over the five year vesting period, resulting in expense during the period from October 17, 2005 to December 31, 2005 of $0.02 million.

Cendant Programs

Cendant granted stock options, stock appreciation rights, restricted shares and restricted stock units (“RSUs”) to employees of the Predecessor. Beginning in 2003, Cendant changed the method by which it provides stock-based compensation to its employees by significantly reducing the number of stock options granted and instead, issuing RSUs as a form of compensation.

In connection with the Apollo Transactions, the Predecessor recorded an expense of $6.7 million during the period from January 1, 2005 to October 16, 2005 related to the accelerated vesting of Cendant RSUs and stock options.

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

Stock Options

Employee stock options granted by Cendant generally had a ten-year term and those granted prior to 2004 vested ratably over periods ranging from two to five years. In 2004, Cendant adopted performance and time vesting criteria for stock option grants. The predetermined performance criteria determined the number of options that would ultimately vest and were based on the growth of Cendant’s earnings and cash flows over the vesting period of the respective award. The number of options that would ultimately vest ranged from 0% to 200% of the base award. Vesting occurred over a four year period, but could not exceed 25% of the base awards in each of the three years following the grant date. Cendant’s policy was to grant options with exercise prices at then-current fair market value. The activity of Cendant’s stock option plans related to the Predecessor’s employees consisted of the following (number of options in thousands):

	The Predecessor
	For the Period January 1 to October 16,		For the Years Ended December 31,
	2005		2004		2003
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning balance	2,513	$16.54	6,328	$17.73	8,452	$16.41
Granted at fair market value(a)	118	*	55	23.12	—	—
Exercised	(1,037)	15.88	(3,617)	18.58	(1,813)	11.74
Forfeited	(31)	20.22	(253)	18.49	(311)	16.70

Ending balance	1,563	16.05	2,513	16.54	6,328	17.73

(a)	In 2004, reflects the maximum number of options assuming achievement of all performance and time vesting criteria.
*	Not meaningful.

The Predecessor was allocated compensation expense by Cendant related to the issuance of stock options to its employees over the vesting period of the award and based on the estimated number of options that Cendant believed it would ultimately provide. During 2004, pre-tax compensation expense recorded by the Predecessor related to the stock options issued subsequent to January 1, 2003 was de minimus. See Note 2—Summary of Significant Accounting Policies for the effect on net income had the Predecessor elected to recognize and measure compensation expense for all stock options granted to its employees based on the fair value method.

The weighted-average grant-date fair value of Cendant common stock options granted during the year ended December 31, 2004 was $6.90. The fair values of these stock options are estimated on the dates of grant using the Black-Scholes option-pricing model with the following weighted average assumptions.

The Predecessor
2004
Dividend yield	1.5%
Expected volatility	30.0%
Risk-free interest rate	4.0%
Expected holding period (years)	5.5

Restricted Stock Units—Each RSU granted by Cendant entitled the employee to receive one share of Cendant common stock upon vesting. RSUs granted in 2003 and the first quarter of 2004 vested ratably over

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

three or four year periods. In June 2004, performance and time vesting criteria for RSU grants were adopted. The predetermined performance criteria determined the number of RSUs that would ultimately vest and were based on the growth of Cendant’s earnings and cash flows over the vesting period of the respective award. The number of RSUs that ultimately vested ranged from 0% to 200% of the base award. Vesting occurred over a four year period, but could not exceed 25% of the base award in each of the three years following the grant date.

The annual activity of Cendant’s RSU plans related to the employees of the Predecessor consisted of (number of RSUs in thousands):

	For the Period January 1 to October 16,		For the Years Ended December 31,
	2005		2004		2003
	Number of RSU’s	Weighted Average Grant Price	Number of RSU’s	Weighted Average Grant Price	Number of RSU’s	Weighted Average Grant Price
Balance at beginning of period	760	$22.51	336	$13.68	—	$—
Granted at fair market value(a)	32	*	616	23.87	348	13.68
Vested	(723)	21.09	(75)	13.69	—	—
Canceled	(69)	19.67	(117)	15.94	(12)	13.64

Balance at end of period	—	—	760	22.51	336	13.68

(a)	In 2004, reflects the maximum number of RSUs assuming achievement of all performance and time vesting criteria.
*	Not meaningful.

The Predecessor allocated compensation expense for such RSUs on a basis consistent with the related vesting period. The Predecessor recorded pre-tax compensation expense of $3.3 million for the period from January 1, 2005 to October 16, 2005, and $4.4 million and $1.1 million for the years ended December 31, 2004 and 2003, respectively, in connection with these RSUs.

As a result of Cendant’s spin-off of its subsidiary, PHH Corporation, on January 31, 2005, the closing price of Cendant common stock was adjusted downward by $1.10 on January 31, 2005. In order to provide an equitable adjustment to holders of its RSUs, Cendant granted incremental RSUs to achieve a balance of 1.0477 RSUs outstanding subsequent to the spin-off for each RSU outstanding prior to the spin-off. Additionally, Cendant granted incremental options to achieve a balance of 1.04249 options outstanding subsequent to the spin-off for each option outstanding prior to the spin-off. The exercise price of each option was also adjusted downward by a proportionate value.

TRL Group Programs

Stock Appreciation Rights

TRL Group maintained a stock equity incentive plan, which was designed to provide benefits to officers and key employees through awards of stock appreciation rights (“SARs”). The stock equity incentive plan was assumed by the Predecessor in connection with the January 2004 transaction described in Note 17—TRL Group, Inc.

TRL Group granted 2.0 million SARs with an exercise price of $20.11 on July 6, 2001 that were scheduled to vest on July 6, 2004. TRL Group granted an additional 0.5 million SARs on June 30, 2003, which immediately

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

vested with an exercise price of $20.11. The unvested SARs were accelerated and vested in February 2004. Each holder of the vested SARs was entitled to receive cash equal to the amount by which the market price of Cendant’s common stock at the vesting date exceeded the $20.11 exercise price of the award. In February 2004, the Predecessor funded the settlement of the vested SARs with the net proceeds of a call option of $6.0 million resulting in a realized loss totaling approximately $0.4 million. The annual activity of the Predecessor’s stock appreciation rights plan consisted of (number of stock appreciation rights in thousands):

	The Predecessor
	For the Years Ended December 31,
	2004	2003
Balance at beginning of year	1,728	1,461
Granted	167	515
Vested	—	(248)
Canceled	(1,895)	—

Balance at end of year	—	1,728

Due to the increase in the fair value of the SARs, compensation expense recognized in the combined statements of operations for the years ended December 31, 2004 and 2003 was increased by $1.1 million and $4.2 million, respectively. The compensation expense recognized in the combined statement of operations for the period from January 1, 2005 to October 16, 2005 was de minimus.

Restricted Stock

On July 2, 2001, the TRL Group awarded certain employees restricted shares of Cendant stock, which vested on various dates through October 2005. The restricted stock plan was assumed by the Predecessor in connection with the January 2004 TRL Group transactions disclosed in Note 17—TRL Group, Inc. Upon vesting, the equivalent number of Cendant common stock shares is required to be distributed to beneficiaries. The annual activity of the Predecessor’s restricted stock plan consisted of (number of restricted stock awards in thousands):

	The Predecessor
	For the Period January 1 to October 16, 2005	For the Years Ended December 31,
		2004	2003
Balance at beginning of period	4	24	141
Granted	—	—	7
Vested	—	(19)	(120)
Canceled	—	(1)	(4)

Balance at end of period	4	4	24

The fair value and carrying value of the outstanding unvested restricted stock awards at December 31, 2004 was $0.3 million. The compensation expense related to these shares of restricted stock was $0.0 million for the period from January 1, 2005 to October 16, 2005, and $0.1 million and $1.1 million for the years ended December 31, 2004 and 2003, respectively.

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

16. EMPLOYEE BENEFIT PLANS

Long-Term Cash Incentive Program

TRL Group maintained a long-term cash incentive plan to provide cash incentives to selected employees who achieve certain performance goals. The long-term incentive plan was assumed by the Predecessor in connection with the January 30, 2004 TRL Group transaction disclosed in Note 17—TRL Group, Inc. The awards were earned over a two and one-half year term from July 2, 2001 through December 31, 2003. Compensation expense recorded in the accompanying combined statements of operations for the years ended December 31, 2003 totaled $2.8 million. Fifty percent of the cash incentive awards earned was paid to employees in August 2004 with the remaining fifty percent paid in August 2005. The $6.0 million paid in August 2005 was included in accounts payable and accrued expenses in the accompanying combined balance sheet at December 31, 2004.

Retirement Plans

The Company sponsors a domestic defined contribution savings plan that provides certain eligible employees an opportunity to accumulate funds for retirement. Under the domestic 401(k) defined contribution plan, the Company and its Predecessor matches the contributions of participating employees based on 100% of the first 6% of the participating employee’s contributions up to 6% of the participating employee’s salary. The Company also sponsors certain other international defined contribution retirement plans that are customary in each local country. Under these local country defined contribution plans, the Company contributes between 6% and 10% of each participating employee’s salary or as otherwise provided by the plan. The Predecessor recorded aggregate defined contribution plan expense of $4.8 million for the period from January 1, 2005 to October 16, 2005 and $6.0 million and $6.6 million, for the years ended December 31, 2004 and 2003, respectively. The Company recorded aggregate defined contribution plan expense of $1.2 million for the period from October 17, 2005 to December 31, 2005.

The Company and its Predecessor also sponsor certain other international defined benefit retirement plans that are customary in each local country, including a multi-employer plan in one country. Under these local country defined benefit pension plans, benefits are based on a percentage of an employee’s final average salary or as otherwise described by the plan. Pension plan assets and obligations as well as pension expense for all periods presented were de minimus.

17. TRL GROUP, INC.

On January 30, 2004, Trilegiant Corporation changed its legal name to TRL Group, Inc.

From July 2, 2001 to January 30, 2004, TRL Group operated membership-based clubs and programs and other incentive-based loyalty programs through an outsourcing arrangement with AMS whereby AMS licensed TRL Group the right to market programs to new members utilizing certain assets of AMS’ individual membership business. Accordingly, AMS collected membership fees from, and was obligated to provide services to, members of its individual membership business that existed as of July 2, 2001, including their renewals, and TRL Group provided fulfillment services for these members in exchange for a servicing fee paid by AMS. Furthermore, TRL Group collected the membership fees from, and was obligated to provide membership benefits to, any members who joined the membership-based clubs and programs and all other incentive programs subsequent to July 2, 2001 and recognized the related revenue and expenses. Accordingly, similar to Cendant’s franchise businesses, AMS received a royalty from TRL Group on all revenue generated by TRL Group’s new members (those who joined TRL Group’s clubs as a result of TRL Group’s marketing efforts occurring between July 2001 and January 2004). The assets licensed to TRL Group included various tradenames, trademarks, logos, service marks and other intellectual property relating to its membership business.

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

During 2003, Cendant performed a strategic review of the TRL Group membership business, AMS’ existing membership business and Progeny’s domestic insurance and package marketing business. Upon completion of such review, Cendant concluded that it could achieve certain revenue and expense synergies by combining the domestic insurance and package marketing business with the new-member marketing performed by TRL Group. Additionally, as a result of the adoption of FIN 46, the Company has reflected the consolidation of TRL Group’s results in the combined financial statements since January 1, 2002 even though it did not have managerial control of the entity. Therefore, in an effort to achieve the revenue and expense synergies identified in Cendant’s strategic review and to obtain managerial control over an entity whose results were being consolidated, AMS and TRL Group agreed to amend their contractual relationship by terminating the contractual rights, intellectual property license and third party administrator arrangements that AMS had previously entered into with TRL Group in 2001.

In connection with this new relationship, AMS (i) terminated leases of AMS assets by TRL Group, (ii) terminated the original third party administration agreement, (iii) entered into a new third party administration agreement whereby AMS performs fulfillment services for TRL Group, (iv) leased certain TRL Group fixed assets from TRL Group, (v) offered employment to substantially all of TRL Group’s employees and (vi) entered into other incidental agreements. These contracts have terms that management believes are reasonable from an economic standpoint and consistent with what management would expect from similar arrangements with non-affiliated parties. None of these agreements had an impact on the Predecessor’s combined financial statements as the Predecessor continued to consolidate TRL Group subsequent to this transaction. In connection with the transaction, the parties agreed to liquidate and dissolve TRL Group in an orderly fashion when and if the number of TRL Group members decreases below 1.3 million, provided that such dissolution may not occur prior to January 2007. AMS paid $13.0 million in cash on January 30, 2004 for the contract termination, regained exclusive access to the various tradenames, trademarks, logos, service marks and other intellectual property that it had previously licensed to TRL Group for its use in marketing to new members and now has managerial control of TRL Group through its majority representation on the TRL Group board of directors. TRL Group serviced and collected membership fees from its members to whom it marketed through January 29, 2004, including their renewals. AMS provides fulfillment services (including collecting cash, paying commissions, processing refunds, providing membership services and benefits and maintaining specified service level standards) for TRL Group’s members in exchange for a servicing fee. TRL Group no longer has the ability to market to new members; rather, the Company now markets to new members under the Trilegiant tradename. Immediately following consummation of this transaction, AMS owned approximately 43% of TRL Group on a fully diluted basis and as of December 31, 2004, AMS’ equity ownership interest in TRL Group approximated 45% on a fully diluted basis.

On January 30, 2004, TRL Group had net deferred tax assets of approximately $121.5 million, which were mainly comprised of net operating loss carryforwards expiring in years 2021, 2022 and 2023. These deferred tax assets were fully reserved for by TRL Group through a valuation allowance, as TRL Group had not been able to demonstrate future profitability due to the large marketing expenditures it incurred (new member marketing has historically been TRL Group’s single largest expenditure). However, given the fact that TRL Group would no longer incur marketing expenses (as they no longer have the ability to market to new members as a result of this transaction), TRL Group determined that it was more likely than not that it would generate sufficient taxable income (as it would continue to recognize revenue from TRL Group’s existing membership base in the form of renewals and the lapsing of the refund privilege period) to utilize its net operating loss carryforwards within the statutory periods. Accordingly, TRL Group reversed the entire valuation allowance of $121.5 million in January 2004, which resulted in a reduction to the consolidated tax provision during 2004 of $121.5 million, with a corresponding increase in combined net income. The $13.0 million cash payment the Predecessor made to TRL Group was also recorded as a component of its provision for income taxes line item on the combined statement of operations for 2004 and partially offsets the $121.5 million reversal of TRL Group’s valuation allowance.

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

During 2004 and 2003, TRL Group contributed revenues of $484.1 million and $574.5 million, respectively and expenses of $287.6 million and $608.7 million respectively, (on a stand-alone basis before eliminations of intercompany entries in consolidation). Reflected within such amounts is $33.8 million of revenue recorded during third quarter 2004 relating to the early termination of a contractual relationship with a third party marketing partner, originally expected to extend beyond 2005. TRL Group had provided services for this marketing partner in 2002 in exchange for royalties related to the success of the marketing program. TRL Group and the marketing partner disputed certain aspects of the marketing agreement and a settlement was reached in September 2004 that provided for early termination of the agreement.

18. RELATED PARTY TRANSACTIONS

The major categories of intercompany activity between the Predecessor and Cendant were as follows:

	The Predecessor
	For the Period January 1, 2005 to October 16,	For the Year Ended December 31,
	2005	2004
Advances to Cendant, beginning balance	$(265.3)	$(75.0)

Cash activity:
Corporate related functions	27.2	32.4
Related party agreements	(5.7)	(21.0)
Income taxes, net	(7.3)	(70.7)
Funding of TRL Group minority interest purchase	15.7	—
Repayment of long-term debt due to Cendant	30.0	—
Interest due on long-term debt due to Cendant	0.2	4.5
Advances to Cendant, net	(53.0)	(213.6)

Total cash activity	7.1	(268.4)

Non-cash activity(a):
Transfer of Cendant retained assets and liabilities	74.7	—
Capital Transfer	(5.0)	—
Transfer of deferred tax accounts	(51.3)	—
Dividend declared(b)	—	(35.7)
Transfer of long-term debt due to Cendant	—	113.8

Total non-cash activity	18.4	78.1

Total activity	25.5	(190.3)

Advances to Cendant, ending balance(c)	$(239.8)	$(265.3)

(a)	Non-cash activity was excluded from the accompanying combined statements of cash flows.
(b)	See Note 12—Stockholder’s/Combined Equity.
(c)	Balance as of October 16, 2005 was forgiven as part of the Apollo Transactions.

Post-Closing Relationships with Cendant

Cendant has agreed to indemnify the Company, Affinion Holdings and the Company’s affiliates (collectively the “indemnified parties”) for breaches of representations, warranties and covenants made by Cendant, as well as for other specified matters, certain of which are described below. Affinion Holdings and the Company have agreed to indemnify Cendant for breaches of representations, warranties and covenants made in

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

the purchase agreement, as well as for certain other specified matters. Generally, all parties’ indemnification obligations with respect to breaches of representations and warranties (except with respect to the matters described below) (i) are subject to a $0.1 million occurrence threshold, (ii) are not effective until the aggregate amount of losses suffered by the indemnified party exceeds $15.0 million (and then only for the amount of losses exceeding $15.0 million) and (iii) are limited to $275.1 million of recovery. Generally, subject to certain exceptions of greater duration, the parties’ indemnification obligations with respect to representations and warranties will survive until April 15, 2007 with indemnification obligations related to covenants surviving until the applicable covenant has been fully performed.

In connection with the purchase agreement, Cendant agreed to specific indemnification obligations with respect to the matters described below.

Excluded Litigation—Cendant has agreed to fully indemnify the indemnified parties with respect to any pending or future litigation, arbitration, or other proceeding relating to the facts and circumstances of Fortis and the accounting irregularities in the former CUC International, Inc. announced on April 15, 1998.

Certain Litigation and Compliance with Law Matters—Cendant has agreed to indemnify the indemnified parties up to specified amounts for: (a) breaches of its representations and warranties with respect to legal proceedings that (1) occur after the date of the purchase agreement, (2) relate to facts and circumstances related to the business of AGLLC or AIH and (3) constitute a breach or violation of its compliance with law representations and warranties, (b) breaches of its representations and warranties with respect to compliance with laws to the extent related to the business of AGLLC or AIH and (c) the August 2005 Suit and the January 2002 Class Action.

Cendant, Affinion Holdings and the Company have agreed that losses up to $15 million incurred with respect to these matters will be borne solely by the Company and losses in excess of $15 million will be shared by the parties in accordance with agreed upon allocations. The Company has the right at all times to control litigation related to shared losses and Cendant has consultation rights with respect to such litigation.

Other Litigation—Cendant has agreed to indemnify the Company for specified amounts with respect to losses incurred in connection with the 2001 Class Action. Until September 30, 2006, Cendant has the right to control and settle this litigation, subject to certain consultation and other specified limitations. Following September 30, 2006, the Company has the right to control and settle this litigation, subject to certain consultation and other specified limitations.

Cendant has agreed to indemnify the Company for specified amounts with respect to losses incurred in connection with the AG Matters. The Company has the right to control and settle this litigation at all times, subject to certain consultation and other specified limitations.

The Company will retain all liability with respect to the November 2002 Class Action and will not be indemnified by Cendant for losses related thereto.

In connection with the Apollo Transactions, the Company entered into a master transition services agreement with certain subsidiaries of Cendant, pursuant to which the Cendant subsidiaries will provide certain services to the Company at cost for different periods of time generally not exceeding two years from the closing of the Apollo Transactions. These services include financial systems support, treasury function services, information technology and telecommunications services, including help desk services. The expense for such services was $0.4 million for the period from October 17, 2005 to December 31, 2005 and is included in operating costs in the accompanying consolidated statement of operations.

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

The Company also entered into agreements pursuant to which the Company will continue to have cost-sharing arrangements with Cendant and/or its subsidiaries relating to office space and customer contact centers. These agreements have expiration dates and financial terms that are generally consistent with the terms of the related intercompany arrangements prior to the Apollo Transactions. The expense for such services was $0.6 million for the period from October 17, 2005 to December 31, 2005 and is included in operating costs in the accompanying consolidated statement of operations. The revenue for such services was $0.1 million for the period from October 17, 2005 to December 31, 2005 and is included in net revenues in the accompanying consolidated statement of operations.

In connection with the Apollo Transactions, the Company has granted to Cendant a non-exclusive license to its portfolio of patents relating to online award redemption programs through December 31, 2006. The license includes the exclusive right to enforce patents against third parties within the field of i) online sales, marketing and distribution of travel services and products and ii) servicing certain airlines. Cendant will pay royalty fees for the exclusive right totaling $11.25 million payable in quarterly installments of $2.25 million that began in November 2005 and ends in November 2006. The total amount included in net revenues in the accompanying consolidated statement of operations for such services was $1.9 million for the period from October 17, 2005 to December 31, 2005.

Historically, the Company had arrangements with Cendant and its subsidiaries relating to, among other things, the marketing of certain membership programs and related data management, administration of loyalty and rewards programs, operations support (travel agency support and software licensing) and profit sharing arrangements related to the marketing of certain insurance programs. In connection with the closing the transactions, these agreements were terminated and the Company entered into new agreements with Cendant and its subsidiaries that require the parties to provide services similar to those provided prior to the Apollo Transactions. The expense for such services was $0.1 million for the period from October 17, 2005 to December 31, 2005 and is included in operating costs in the accompanying consolidated statement of operations.

The new marketing agreements permit the Company to continue to solicit customers of certain Cendant subsidiaries for our membership programs through various direct marketing methods. The marketing agreements generally provide for a minimum amount of marketing volume or a specified quantity of customer data to be allotted to the relevant party. The payment terms of the marketing agreements provide for either i) a fee for each call transferred, ii) a bounty payment for each user that enrolls in one of the Company’s membership programs or iii) a percentage of net membership revenues. These agreements generally expire in December 2010 and are generally terminable by the applicable Cendant party following December 31, 2007, upon six months written notice to the Company. In the event that a Cendant subsidiary terminates an agreement prior to December 31, 2010, then the Cendant subsidiary is required to pay a termination fee based on the projected marketing revenues that would have been generated from such agreement had the marketing agreement been in place through December 31, 2010. The expense for such services was $1.4 million for the period from October 17, 2005 to December 31, 2005 and is included in marketing and commission expense in the accompanying consolidated statement of operations.

Under the loyalty and rewards program administration agreements, the Company will continue to administer loyalty programs for certain Cendant subsidiaries. The agreement provides for the Company to earn fees for the following services: an initial fee to implement a new loyalty program, a program administration fee, a redemption fee related to redeemed rewards and a booking fee related to travel bookings by loyalty program members. The loyalty and reward program agreements expire in December 31, 2009. The total amount included in net revenues in the accompanying consolidated statement of operations for such services was $2.6 million for the period from October 17, 2005 to December 31, 2005. In connection with these agreements, the Company formed Affinion

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

Loyalty, LLC (“Loyalty”), a special purpose, bankruptcy remote subsidiary which is a wholly-owned subsidiary of TLS. Pursuant to the loyalty agreements, TLS has provided a copy of the object code, source code and related documentation of certain of its intellectual property to Loyalty under a non-exclusive limited license. Loyalty entered into an escrow agreement relating to such intellectual property with Cendant and its affiliates in connection with the parties entering into the loyalty and reward agreements. Loyalty sublicenses such intellectual property to Cendant on a non-exclusive basis but will only provide access to such intellectual property either directly or indirectly through the escrow agent in the event that TLS (i) becomes bankrupt or insolvent, (ii) commits a material, uncured breach of a loyalty and reward agreement, or (iii) transfers or assigns its intellectual property in such a way as to prevent it from performing its obligations under any agreement relating to Cendant’s loyalty and rewards programs. Upon access to the escrowed materials, Cendant will be able to use the escrowed materials for a limited term and for only those purposes for which TLS was using it to provide the services under the loyalty and reward agreements prior to the release of the escrowed materials to Cendant.

The Company entered into a platform services agreement with Travel Distribution Services Group, Inc. (“TDS”), a subsidiary of Cendant, under which it has the option to use the to-be-developed Orbitz travel membership club platform, if and when developed by TDS, to obtain services related to such platform for the Company’s travel membership clubs by paying TDS a fee per itinerary. The agreement will expire on December 31, 2010 if the Company elects to use such platform by December 31, 2007. However, it will expire on December 31, 2007 if TDS has not developed such platform or we have elected not to use such platform by such date. There were no expenses related to the agreement for the period from October 17, 2005 to December 31, 2005.

The Company entered into an agreement pursuant to which it agreed to exclusively use the global distribution system (“GDS”), an on-line booking system, of Galileo, a subsidiary of Cendant, to make air, hotel or car rental bookings. Pursuant to this agreement, the Company will pay Galileo GDS a flat fee that decreases in each year during the term of the agreement. The agreement will expire on December 31, 2011, subject to automatic one year renewal periods, unless either party elects upon six months’ prior written notice not to renew the agreement. There were no expenses related to the agreement for the period from October 17, 2005 to December 31, 2005.

The Company entered into an agreement which identifies Avis and Budget (each a subsidiary of Cendant) as the primary preferred providers of car rental services to its customers (subject to certain exceptions). The Company will receive commissions and royalty fees on certain qualifying rentals. The agreement will expire on December 31, 2007, subject to automatic one year renewal periods, unless either party elects upon six months’ prior written notice not to renew the agreement. The total amount included in net revenues in the accompanying consolidated statement of operations for such services was $0.4 million for the period from October 17, 2005 to December 31, 2005.

Cims entered into an agreement pursuant to which it agreed to continue to use RCI Europe as its exclusive provider of travel services for the benefit of Cims members in the U.K., Germany, Switzerland, Austria, Italy, Belgium, Luxembourg, Ireland and the Netherlands. Pursuant to this agreement, RCI will have a right of first refusal to offer travel services in other countries where Cims members are located. Cims will indemnify RCI in the event its profit margin under this arrangement falls below 1.31%. The agreement will expire ten years from its effective date, subject to either party’s right to terminate the agreement on or after the third anniversary of its effective date, upon one year’s prior written notice or at any time in certain other specified circumstances (either in whole or in part). The expense for such services was $0.4 million for the period from October 17, 2005 to December 31, 2005 and is included in general and administrative expense in the accompanying consolidated statement of operations.

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

Pursuant to an asset purchase agreement dated January 1, 2005, entered into by CTI and its subsidiary, Travel Advantages Services, Inc. (“TAS”), CTI sold and transferred substantially all of the assets and liabilities of CTI to TAS. In connection with such agreement, the Company also entered into a transition services agreement with TDS. In connection with the closing of the Apollo Transactions, the Company entered into an Amended and Restated Transition Services Agreement, pursuant to which it will provide certain information technology related services to TDS and CTI until December 31, 2006. These services will be provided by the Company at cost. The total amount included in net revenues in the accompanying consolidated statement of operations for such services was $0.1 million for the period from October 17, 2005 to December 31, 2005.

The Company entered into agreements pursuant to which it will continue to have profit-sharing arrangements with Fairtide Insurance Limited (“Fairtide”), a subsidiary of Cendant. AIH and certain of our subsidiaries market certain insurance programs and Fairtide provides reinsurance for the related insurance policies which are provided by a third-party insurer. Pursuant to these agreements, Fairtide will pay the Company 40-50% of the net profits that it receives on the net premiums under such insurance policies. These agreements will expire on December 31, 2006, or earlier as the parties agree or when Fairtide’s related reinsurance agreements with the related third-party insurer expire. The total amount included in net revenues in the accompanying consolidated statement of operations for such services was $0.1 million for the period from October 17, 2005 to December 31, 2005.

The Company earns referral fees for hotel stays and travel packages. The amount included in net revenues in the accompanying consolidated statement of operations for such services was $0.4 million for the period from October 17, 2005 through December 31, 2005.

Predecessor Related Party Agreements with Cendant

Corporate Related Functions—The Predecessor was allocated general corporate overhead expenses from Cendant for corporate-related functions, as well as directly attributable expenses. Cendant allocated corporate overhead based on a percentage of forecasted revenues and allocated other expenses that directly benefited the Predecessor based on actual utilization of the services. The Predecessor believes the assumptions and methodologies underlying the allocations of general corporate overhead and direct expenses from Cendant are reasonable. However, such expenses are not indicative of, nor is it practical or meaningful for management to estimate for all historical periods presented, the actual level of expenses that might have been incurred had the Predecessor been operating as an independent company. Corporate expense allocations include executive management, finance, legal, insurance, information technology, telecommunications, call centers and real estate usage. Allocated overhead expenses as well as direct charges for the corporate-related functions totaled approximately $27.2 million, $32.4 million and $28.6 million for the period from January 1, 2005 to October 16, 2005 and for the years ended December 31, 2004 and 2003, respectively.

Loyalty Programs—TLS administers loyalty programs for several of Cendant’s subsidiaries. The agreements provide for set-up fees, quarterly program management fees and program development fees. TLS earned loyalty revenues under these programs totaling $10.5 million, $11.6 million and $7.4 million for the period from January 1, 2005 to October 16, 2005 and for the years ended December 31, 2004 and 2003, respectively.

Marketing Programs—The Predecessor marketed membership programs to customers of certain Cendant subsidiaries and franchisees. The Predecessor incurred fees paid to the Cendant subsidiaries based on i) the number of telephonic and online opportunities transferred to the Predecessor and the number of successful solicitations resulting from the transfers, or ii) a percentage of the membership revenues earned by Predecessor

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

resulting from the successful solicitations transferred. The fees paid totaled $6.2 million for the period from January 1, 2005 to October 16, 2005, $3.9 million in 2004, and $5.5 million in 2003, and are included in marketing and commissions expense on the accompanying combined statements of operations.

Travel Programs—CTI provided travel reservation services to certain Cendant subsidiaries’ customers and earned service fees totaling $0.4 million and $2.5 million for the period from January 1, 2005 to October 16, 2005 and for the year ended December 31, 2004, respectively. Service fees earned are generally based on a fee per travel item booked reduced for cancellations and are included in net revenues on the accompanying consolidated and combined statements of operations. CTI’s fulfillment and other operational support activities were provided by Cendent. Fulfillment fees charged to the Predecessor totaled $0.8 million for the period January 1, 2005 to October 16, 2005 and were included in operating costs on the accompanying combined statement of operations.

The Predecessor earned fees from a Cendant subsidiary for the placement of airline, car rental and hotel reservations using the subsidiary’s travel reservation system. The fees earned are based on the number of travel related segments placed by the Predecessor. Travel segment fees earned totaled $0.0 million, $4.4 million and $4.7 million for the period from January 1, 2005 to October 16, 2005 and for the years ended December 31, 2004 and 2003, respectively, and are included in net revenues on the accompanying combined statements of operations.

The Predecessor earned commissions from several of Cendant’s subsidiaries for the booking of car rentals on behalf of the travelers that the Predecessor services. Commissions earned are based on a percentage of the car rental revenues earned by the Cendant subsidiaries. Commissions earned totaled $1.1 million, $2.0 million and $2.2 million for the period from January 1, 2005 to October 16, 2005 and for the years ended December 31, 2004 and 2003, respectively, and are included in net revenues on the accompanying combined statements of operations.

Other Services—The Predecessor provided road and tow services to a Cendant subsidiary’s customers and earned fees totaling $0.3 million, $2.9 million and $2.6 million for the period from January 1, 2005 to October 16, 2005 and for the years ended December 31, 2004 and 2003, respectively. The road and tow fees are included in net revenues on the accompanying combined statements of operations. The Predecessor insured certain membership program benefits through third party insurance companies and a subsidiary of Cendant provided reinsurance for such programs. The differential between claims experience and reinsurance premiums is shared between the Predecessor and the Cendant subsidiary. Profit-sharing revenue totaled approximately $0.5 million, $0.8 million and $2.6 million for the period January 1, 2005 to October 16, 2005 and for the years ended December 31, 2004 and 2003, respectively, and is included in net revenues on the accompanying combined statements of operations. The Predecessor also provides list processing services to certain Cendant subsidiaries. List processing fees totaled $0.1 million for the period from January 1, 2005 to October 16, 2005 and $0.7 million for the years ended December 31, 2004 and 2003, respectively, and are included in net revenues on the accompanying combined statements of operations.

Apollo Agreements

Consulting Agreement—Apollo entered into a consulting agreement with the Company for the provision of certain structuring and advisory services. The consulting agreement will also allow Apollo and its affiliates to provide certain advisory services for the period of twelve years or until Apollo owns less than 5% of the beneficial economic interests of the Company whichever is earlier. The agreement may be terminated earlier by mutual consent. The Company will pay Apollo an annual fee of $2 million for these services commencing in 2006. If a transaction is consummated involving a change of control or an initial public offering, then, in lieu of the annual consulting fee and subject to certain qualifications, Apollo may elect to receive a lump sum payment equal to the present value of all consulting fees payable through the end of the term of the consulting agreement.

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

In addition, the Company will be required to pay Apollo a transaction fee if it engages in any merger, acquisition or similar transaction. The Company will also indemnify Apollo and its affiliates and their directors, officers and representatives for potential losses relating to the services to be provided under the consulting agreement.

19. FINANCIAL INSTRUMENTS

Risk Management

Following is a description of the Company’s and its Predecessor’s risk management policies.

Foreign Currency Risk

The Predecessor used foreign currency forward contracts to manage exposure to changes in foreign currency exchange rates associated with its foreign currency denominated payables, receivables and forecasted earnings of foreign subsidiaries. The Predecessor primarily hedged its foreign currency exposure to the British pound and Euro. The majority of forward contracts utilized did not qualify for hedge accounting treatment under SFAS No. 133. The fluctuations in the value of these forward contracts did, however, largely offset the impact of changes in the value of the underlying risk that they were intended to economically hedge. The impact of these forward contracts was not material to the Predecessor’s results of operations or financial position. The Company currently does not utilize foreign currency forward contracts as it considers its foreign currency risk not material.

Interest Rate Swap

The Company entered into an interest rate swap as of December 14, 2005. This swap converts a notional amount of the Company’s floating rate credit facility into a fixed rate obligation. The notional amount of the swap was $300 million at December 31, 2005 and reduces in accordance with a contractual amortization schedule through December 31, 2010 when the swap terminates. The purpose of the swap is to maintain the Company’s fixed/variable ratio within policy guidelines. The interest rate swap is recorded at fair value either as an asset or liability. Changes in the fair value of the swap, which is not designated as a hedging instrument, are recognized currently in earnings in the accompanying consolidated statements of operations.

As disclosed in Note 2—Summary of Significant Accounting Policies, as a matter of policy, neither the Company uses nor its Predecessor used derivatives for trading or speculative purposes.

The following table provides information about the Company’s financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted-average interest rates by expected maturity for the Company’s long-term debt.

	2006	2007	2008	2009	2010	2011 and Thereafter	Total	Fair Value At December 31, 2005
Fixed rate debt	—	—	—	—	—	$653.6	$653.6	$650.0
Average interest rate	12.44%	11.33%	11.33%	11.33%	11.33%	—	—	—

Variable rate debt	$20.0	—	—	—	$3.0	$817.0	$840.0	$840.0
Average interest rate(a)	7.10%	7.10%	7.10%	7.10%	7.10%	—	—	—

Variable to fixed—
Interest rate swap(b)	—	—	—	—	—	—	—	$0.8
Average pay rate	4.81%	4.84%	4.86%	4.93%	4.97%	—	—	—
Average receive rate	4.75%	4.75%	4.74%	4.81%	4.85%	—	—	—

(a)	Average interest rate is based on rates in effect at December 31, 2005
(b)	The fair value of the interest rate swap is included in liabilities at December 31, 2005

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

Credit Risk and Exposure

Financial instruments that potentially subject the Company and subjected its Predecessor to concentrations of credit risk consist primarily of receivables, profit-sharing receivables from insurance carriers and prepaid commissions. Such risk was managed by evaluating the financial position and creditworthiness of such counterparties. As of December 31, 2005, there were no significant concentrations of credit risk. Receivables and profit-sharing receivables from insurance carriers are from various marketing, insurance and business partners and the Company maintains an allowance for losses, based upon expected collectibility. Commission advances are periodically evaluated as to recovery.

Fair Value

The Company determines and its Predecessor determined the fair value of financial instruments as follows:

a. Cash and Cash Equivalents, Restricted Cash, Receivables, Profit-Sharing Receivables from Insurance Carriers and Accounts Payable—Carrying amounts approximate fair value at December 31, 2005 and 2004 due to the short-term maturities of these assets and liabilities.

b. Investments—Carrying amounts at December 31, 2005 and 2004 approximate fair value, which is based on quoted market prices or other available market information.

c. Long-Term Debt— The Company’s estimated fair value of its long-term fixed-rate debt at December 31, 2005 based upon available information for debt having similar terms and risks. The carrying value of the Company’s variable-rate debt approximates its fair value at December 31, 2005 due to the variable interest rate which fluctuates with the market.

d. Long-Term Debt due to Cendant—Due to the limited availability of information for comparable related party debt instruments it is impracticable to determine the fair value of long-term debt due to Cendant as of December 31, 2004.

20. SEGMENT INFORMATION

Management evaluates the operating results of each of its reportable segments based upon revenue and “Segment EBITDA,” which is defined as income from operations before depreciation and amortization. The presentation of Segment EBITDA may not be comparable to similarly titled measures used by other companies.

The Company

Period from October 17, 2005 to December 31, 2005

	Membership Operations	Insurance and Package Operations	International Operations	Loyalty Operations	Corporate	Eliminations	Total Company
Net revenues(a)	$55.0	$40.5	$25.1	$15.8	$—	$(1.5)	$134.9
Segment EBITDA	(21.0)	(5.6)	(0.3)	6.1	(0.3)	—	(21.1)
Depreciation and amortization	55.0	21.9	5.8	1.8	—	—	84.5
Segment assets	1,072.3	750.3	182.2	127.3	67.9	—	2,200.0
Capital expenditures	4.8	0.3	0.9	3.0	—	—	9.0

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

The Predecessor

Period from to January 1, 2005 to October 16, 2005

	Membership Operations	Insurance and Package Operations	International Operations	Loyalty Operations	Elimination	Total Company
Net revenues(a)	$600.9	$276.8	$151.8	$41.3	$(7.0)	$1,063.8
Segment EBITDA	27.8	60.8	7.0	8.4	—	104.0
Depreciation and amortization	16.6	7.0	5.2	3.5	—	32.3
Segment assets	411.4	375.3	146.4	77.1	—	1,010.2
Capital expenditures	8.7	1.2	3.9	10.2	—	24.0

The Predecessor

Year Ended December 31, 2004

	Membership Operations	Insurance and Package Operations		International Operations	Loyalty Operations	Eliminations	Total Company
Net revenues(a)	$835.9	$391.7		$264.0	$46.1	$(6.8)	$1,530.9
Segment EBITDA	176.6	69.8	(b)	61.0	13.8	—	321.2
Depreciation and amortization	23.6	9.1		7.2	4.0	—	43.9
Segment assets	597.8	307.0		194.2	59.5	—	1,158.5
Capital expenditures	15.9	3.8		4.2	1.9	—	25.8

The Predecessor

Year Ended December 31, 2003

	Membership Operations	Insurance and Package Operations	International Operations	Loyalty Operations	Eliminations	Total Company
Net revenues(a)	$799.4	$391.4	$220.4	$36.2	$(3.7)	$1,443.7
Segment EBITDA	109.6	118.0	27.9	9.3	—	264.8
Depreciation and amortization	24.6	10.1	7.4	2.4	—	44.5
Segment assets	630.0	375.0	210.8	30.8	—	1,246.6
Capital expenditures	10.5	3.8	4.4	2.1	—	20.8

(a)	Inter-segment net revenues were not significant to the net revenues of any one segment.
(b)	Includes a charge totaling $73.7 million related to the Fortis judgment (see Note 14—Commitments and Contingencies).

Provided below is a reconciliation of Segment EBITDA to income from operations.

	The Company	The Predecessor
	For the Period October 17, 2005 to December 31, 2005	For the Period January 1, 2005 to October 16, 2005	For the Years Ended December 31,
			2004	2003
Segment EBITDA	$(21.1)	$104.0	$321.2	$264.8
Less: Depreciation and amortization	84.5	32.3	43.9	44.5

Income/(loss) from operations	$(105.6)	$71.7	$277.3	$220.3

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

The geographic segment information provided below is classified based on the geographic location of the Company’s subsidiaries.

	United States	United Kingdom	All Other Countries	Total
The Company
Period October 17, 2005 to December 31, 2005
Net revenues	$109.8	$7.3	$17.8	$134.9
Total assets	2,017.8	112.0	70.2	2,200.0
Net property and equipment	99.5	6.5	1.7	107.7

The Predecessor
Period January 1, 2005 to October 16, 2005
Net revenues	$912.0	$72.7	$79.1	$1,063.8
Total assets	863.8	81.6	64.8	1,010.2
Net property and equipment	73.8	11.8	1.9	87.5

The Predecessor
Year ended December 31, 2004
Net revenues	$1,266.9	$162.5	$101.5	$1,530.9
Total assets	964.3	117.6	76.6	1,158.5
Net property and equipment	78.9	14.4	2.4	95.7

The Predecessor
Year ended December 31, 2003
Net revenues	$1,223.3	$123.3	$97.1	$1,443.7
Total assets	1,035.8	134.4	76.4	1,246.6
Net property and equipment	98.9	15.5	2.0	116.4

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

21. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Provided below is unaudited selected quarterly financial data for 2005:

	The Predecessor 2005				The Company 2005
	First Quarter	Second Quarter	Third Quarter	October 1 - October 16	October 17 - December 31
Net Revenues
Membership operations	$183.8	$187.1	$197.1	$33.0	$55.0
Insurance and package operations	90.9	90.5	87.7	7.7	40.5
International operations	53.1	44.6	45.2	8.9	25.1
Loyalty operations	12.3	13.6	12.7	2.7	15.8
Eliminations(a)	(2.6)	(2.1)	(2.0)	(0.4)	(1.5)

Total	$337.5	$333.7	$340.7	$51.9	$134.9

	The Predecessor 2005				The Company 2005
	First Quarter	Second Quarter	Third Quarter	October 1 - October 16(b)	October 17 - December 31
Segment EBITDA
Membership operations	$0.2	$12.9	$35.5	$(20.8)	$(21.0)
Insurance and package operations	21.9	25.7	19.8	(6.6)	(5.6)
International operations	6.7	1.3	2.1	(3.1)	(0.3)
Loyalty operations	2.7	3.0	2.4	0.3	6.1
Corporate	—	—	—	—	(0.3)

Total	31.5	42.9	59.8	(30.2)	(21.1)

Depreciation and amortization	10.4	10.4	9.6	1.9	84.5

Income/(loss) from operations	$21.1	$32.5	$50.2	$(32.1)	$(105.6)

Net income/(loss)	$13.1	$19.6	$38.2	$(20.8)	$(136.3)

(a)	Inter-segment net revenues were not significant to the net revenues of any one segment.
(b)	Includes $18.2 million of bonus payments to certain employees, a $6.7 million charge related to the accelerated vesting of Cendant RSU’s and stock options in connection with the closing of the Apollo Transactions, and a $10.3 million charge for litigation matters.

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

Provided below is unaudited selected quarterly financial data for 2004:

	The Predecessor 2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues
Membership operations(b)	$199.8	$195.7	$231.0	$209.4
Insurance and Package operations(c)	97.5	96.5	96.3	101.4
International operations(d)	59.9	59.5	61.3	83.3
Loyalty operations	10.4	12.1	11.0	12.6
Eliminations(a)	(1.7)	(1.6)	(1.7)	(1.8)

Total	$365.9	$362.2	$397.9	$404.9

	The Predecessor 2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Segment EBITDA
Membership operations(b)	$26.1	$35.7	$65.7	$49.1
Insurance and package operations(c)	29.6	29.6	30.8	(20.2)
International operations(d)	10.2	11.4	11.7	27.7
Loyalty operations	2.9	4.5	3.3	3.1

Total	68.8	81.2	111.5	59.7

Depreciation and amortization	10.3	10.2	10.9	12.5

Income from operations	$58.5	$71.0	$100.6	$47.2

Net income	$147.5	$43.7	$62.4	$122.8

(a)	Inter-segment net revenues were not significant to the net revenues of any one segment.
(b)	The third quarter of 2004 includes a gain totaling $33.8 million related to the early termination of a contractual relationship with a third party marketing partner (see Note 17—TRL Group, Inc.).
(c)	The fourth quarter of 2004 includes a charge totaling $73.7 million related to the Fortis judgment (see Note 14—Commitments and Contingencies).
(d)	The fourth quarter of 2004 includes a gain totaling $16.0 million related to the early termination of a contractual relationship with a third party marketing partner.

22. GUARANTOR/NON-GUARANTOR SUPPLEMENTAL FINANCIAL INFORMATION

The following supplemental consolidating and combining condensed financial information presents the combined guarantor subsidiaries and the combined non-guarantor subsidiaries as defined in the indenture governing the Senior Notes. The guarantees are full and unconditional and joint and several obligations of each of the guarantor subsidiaries. There are no significant restrictions on the ability of the Company to obtain funds from any of its subsidiaries by dividends or loan. The supplemental financial information has been presented in lieu of separate financial statements of the guarantors as such separate financial statements are not considered meaningful.

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2005

	The Company
	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Assets

Current assets:
Cash and cash equivalents	$93.4	$20.0	$113.4
Restricted cash	22.1	6.1	28.2
Investments	0.4	—	0.4
Receivables, net	37.2	24.3	61.5
Receivables from related parties	13.6	0.1	13.7
Profit-sharing receivables from insurance carriers	62.7	—	62.7
Prepaid commissions	37.7	3.0	40.7
Other current assets	29.9	8.7	38.6

Total current assets	297.0	62.2	359.2

Property and equipment, net	99.5	8.2	107.7

Contract rights and list fees, net	1.8	—	1.8

Goodwill	352.5	13.7	366.2

Other intangibles, net	1,224.6	93.2	1,317.8

Other non-current assets	42.4	4.9	47.3

Total assets	$2,017.8	$182.2	$2,200.0

Liabilities and Stockholder’s Equity

Current liabilities:
Current portion of long-term debt	$20.4	$—	$20.4
Accounts payable and accrued expenses	234.5	42.0	276.5
Payables to related parties	2.5	0.6	3.1
Deferred revenue	141.5	7.1	148.6
Deferred income taxes	0.2	2.3	2.5
Income taxes payable	0.3	0.5	0.8

Total current liabilities	399.4	52.5	451.9

Long-term debt	1,470.6	—	1,470.6

Deferred income taxes	1.3	26.5	27.8

Deferred revenue	6.2	1.4	7.6

Other long-term liabilities	7.1	1.0	8.1

Total liabilities	1,884.6	81.4	1,966.0

Minority interests	—	0.1	0.1

Stockholder’s Equity	133.2	100.7	233.9

Total liabilities and stockholder’s equity	$2,017.8	$182.2	$2,200.0

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

CONDENSED COMBINING BALANCE SHEET

AS OF DECEMBER 31, 2004

	The Predecessor
	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Combined
Assets

Current assets:
Cash and cash equivalents	$4.4	$18.1	$22.5
Restricted cash	22.0	2.8	24.8
Receivables, net	43.9	45.9	89.8
Investments	0.6	—	0.6
Profit-sharing receivables from insurance carriers	58.8	—	58.8
Prepaid commissions	112.3	14.0	126.3
Deferred income taxes	89.5	0.9	90.4
Other current assets	34.7	24.1	58.8

Total current assets	366.2	105.8	472.0

Property and equipment, net	78.9	16.8	95.7

Deferred acquisition costs, net	187.1	—	187.1

Other intangibles, net	34.3	—	34.3

Goodwill	206.2	48.1	254.3

Contract rights and list fees, net	39.0	—	39.0

Deferred income taxes	31.6	8.1	39.7

Other non-current assets	21.0	15.4	36.4

Total assets	$964.3	$194.2	$1,158.5

Liabilities and Combined Equity

Current liabilities:
Current portion of long-term debt	$0.6	$—	$0.6
Current portion of long-term debt due to Cendant	20.0	—	20.0
Accounts payable and accrued expenses	283.5	51.7	335.2
Deferred revenue	398.6	30.4	429.0
Income taxes (receivable)/payable	(2.0)	11.6	9.6

Total current liabilities	700.7	93.7	794.4

Long-term debt	1.0	—	1.0

Long-term debt due to Cendant	10.0	—	10.0

Deferred revenue	46.2	11.8	58.0

Other long-term liabilities	1.1	—	1.1

Total liabilities	759.0	105.5	864.5

Minority interests	—	0.4	0.4

Combined Equity	205.3	88.3	293.6

Total liabilities and combined equity	$964.3	$194.2	$1,158.5

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE PERIOD FROM OCTOBER 17, 2005 TO DECEMBER 31, 2005

	The Company
	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net Revenues	$109.8	$25.1	$134.9

Expenses:
Marketing and commissions	80.9	6.2	87.1
Operating costs	32.2	16.5	48.7
General and administrative	17.5	2.7	20.2
Depreciation and amortization	78.7	5.8	84.5

Total expenses	209.3	31.2	240.5

Loss from Operations	(99.5)	(6.1)	(105.6)

Interest income	1.1	0.2	1.3

Interest expense	(31.8)	(0.1)	(31.9)

Loss Before Income Taxes and Minority Interests	(130.2)	(6.0)	(136.2)

Provision for/(benefit from) income taxes	1.5	(1.5)	—

Minority interests, net of tax	—	0.1	0.1

Net Loss	$(131.7)	$(4.6)	$(136.3)

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

CONDENSED COMBINING STATEMENT OF OPERATIONS

FOR THE PERIOD JANUARY 1, 2005 TO OCTOBER 16, 2005

	The Predecessor
	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Combined
Net Revenues	$912.0	$151.8	$1,063.8

Expenses:
Marketing and commissions	473.9	41.1	515.0
Operating costs	234.2	80.8	315.0
General and administrative	111.6	22.9	134.5
Gain on sale of assets	(4.7)	—	(4.7)
Depreciation and amortization	27.1	5.2	32.3

Total expenses	842.1	150.0	992.1

Income from Operations	69.9	1.8	71.7

Interest income	0.8	1.1	1.9

Interest expense	(0.5)	—	(0.5)

Other income, net	(0.1)	6.0	5.9

Income Before Income Taxes	70.1	8.9	79.0

Provision for income taxes	26.5	2.4	28.9

Net Income	$43.6	$6.5	$50.1

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

CONDENSED COMBINING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

	The Predecessor
	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Combined
Net Revenues	$1,266.9	$264.0	$1,530.9

Expenses:
Marketing and commissions	589.6	75.7	665.3
Operating costs	278.0	105.3	383.3
General and administrative	163.0	22.0	185.0
Gain on sale of assets	(23.9)	—	(23.9)
Depreciation and amortization	36.7	7.2	43.9

Total expenses	1,043.4	210.2	1,253.6

Income from Operations	223.5	53.8	277.3

Interest income	0.7	1.0	1.7

Interest expense	(6.0)	(1.3)	(7.3)

Other income, net	0.1	—	0.1

Income Before Income Taxes and Minority Interests	218.3	53.5	271.8

Provision for / (benefit from) income tax	(122.5)	18.0	(104.5)

Minority interests, net of tax	—	(0.1)	(0.1)

Net Income	$340.8	$35.6	$376.4

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

CONDENSED COMBINING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

	The Predecessor
	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Combined
Net Revenues	$1,223.3	$220.4	$1,443.7

Expenses:
Marketing and commissions	616.1	67.6	683.7
Operating costs	282.8	96.7	379.5
General and administrative	87.5	28.2	115.7
Depreciation and amortization	37.1	7.4	44.5

Total expenses	1,023.5	199.9	1,223.4

Income from Operations	199.8	20.5	220.3

Interest Income	0.9	1.1	2.0

Interest Expense	(14.1)	—	(14.1)

Other income, net	6.7	—	6.7

Income Before Income Taxes and Minority Interests	193.3	21.6	214.9

Provisions for income taxes	63.0	8.3	71.3

Minority interests, net of tax	—	(0.7)	(0.7)

Net Income	$130.3	$14.0	$144.3

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE PERIOD FROM OCTOBER 17, 2005 TO DECEMBER 31, 2005

	The Company
	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Operating Activities
Net loss	$(131.7)	$(4.6)	$(136.3)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	78.7	5.8	84.5
Amortization of debt discount and financing costs	3.7	—	3.7
Loss on disposal of property and equipment	(0.1)	—	(0.1)
Deferred income taxes	2.4	(3.7)	(1.3)
Net change in assets and liabilities:
Receivables	9.1	0.3	9.4
Receivables from related parties	(13.6)	(0.1)	(13.7)
Profit-sharing receivables from insurance carriers	(2.1)	—	(2.1)
Prepaid commissions	(29.8)	(2.4)	(32.2)
Other current assets	(5.3)	(2.8)	(8.1)
Contract rights and list fees	(1.7)	—	(1.7)
Other non-current assets	2.8	0.3	3.1
Accounts payable and accrued expenses	(0.9)	(3.3)	(4.2)
Payables to related parties	2.5	0.6	3.1
Deferred revenue	107.1	9.5	116.6
Income taxes receivable and payable	0.3	0.5	0.8
Other long-term liabilities	1.0	(0.2)	0.8
Minority interests and other, net	0.1	0.1	0.2

Net cash provided by operating activities	22.5	—	22.5

Investing Activities
Capital expenditures	(8.1)	(0.9)	(9.0)
Acquisition-related payments, net of cash acquired	(1,652.4)	23.4	(1,629.0)
Restricted cash	9.6	(3.1)	6.5

Net cash provided by/(used in) investing activities	(1,650.9)	19.4	(1,631.5)

Financing Activities
Proceeds from borrowings	1,510.0	—	1,510.0
Deferred financing costs	(42.0)	—	(42.0)
Principal payments on borrowings	(20.1)	—	(20.1)
Intercompany receivables and payables	(1.1)	1.1	—
Proceeds from sale of common stock	275.0	—	275.0

Net cash provided by financing activities	1,721.8	1.1	1,722.9

Effect of changes in exchange rates on cash and cash equivalents	—	(0.5)	(0.5)

Net increase in cash and cash equivalents	93.4	20.0	113.4
Cash and cash equivalents, beginning of period	—	—	—

Cash and Cash Equivalents, End of Period	$93.4	$20.0	$113.4

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

CONDENSED COMBINING STATEMENT OF CASH FLOWS FOR THE PERIOD JANUARY 1, 2005 TO OCTOBER 16, 2005

	The Predecessor
	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Combined
Operating Activities
Net income	$43.6	$6.5	$50.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	27.1	5.2	32.3
Gain on sale of assets	(4.7)	—	(4.7)
Loss on disposal of property and equipment	1.5	0.4	1.9
Loss on mark-to-market of Cendant stock	0.1	—	0.1
Deferred income taxes	19.5	6.4	25.9
Net change in assets and liabilities:
Receivables	(1.4)	18.4	17.0
Profit-sharing receivables from insurance carriers	(1.8)	—	(1.8)
Prepaid commissions	25.0	0.9	25.9
Other current assets	(0.2)	19.6	19.4
Deferred acquisition costs	4.9	—	4.9
Contract rights and list fees	(0.1)	—	(0.1)
Other non-current assets	0.4	4.2	4.6
Accounts payable and accrued expenses	18.2	(4.4)	13.8
Deferred revenue	(58.6)	(2.9)	(61.5)
Income taxes receivable and payable	0.8	(11.9)	(11.1)
Other long-term liabilities	(0.2)	—	(0.2)
Minority interests and other, net	(1.0)	1.4	0.4

Net cash provided by operating activities	73.1	43.8	116.9

Investing Activities
Capital expenditures	(20.1)	(3.9)	(24.0)
Acquisition related payment	(15.7)	—	(15.7)
Restricted cash	(9.7)	(0.5)	(10.2)

Net cash used in investing activities	(45.5)	(4.4)	(49.9)

Financing Activities
Principal payments on borrowings	(0.5)	—	(0.5)
Payment for Cendant credit agreement	(30.0)	—	(30.0)
Decrease / (increase) in advances to Cendant, net	39.3	(32.2)	7.1

Net cash provided by/(used in) financing activities	8.8	(32.2)	(23.4)

Effect of changes in exchange rates on cash and cash equivalents	—	(1.9)	(1.9)

Net increase in cash and cash equivalents	36.4	5.3	41.7
Cash and cash equivalents, beginning of period	4.4	18.1	22.5

Cash and Cash Equivalents, End of Period	$40.8	$23.4	$64.2

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

CONDENSED COMBINING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

	The Predecessor
	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Combined
Operating Activities
Net income	$340.8	$35.6	$376.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	36.7	7.2	43.9
Gain on sale of assets	(23.9)	—	(23.9)
(Gain)/loss on disposal of property and equipment	2.2	(0.1)	2.1
Gain on mark-to-market of Cendant stock	(0.4)	—	(0.4)
Deferred income taxes	(66.9)	(7.3)	(74.2)
Net change in assets and liabilities:
Receivables	1.5	(10.2)	(8.7)
Profit-sharing receivables from insurance carriers	13.5	—	13.5
Prepaid commissions	27.2	8.9	36.1
Other current assets	(6.2)	2.2	(4.0)
Deferred acquisition costs	(14.6)	5.4	(9.2)
Other non-current assets	9.2	4.7	13.9
Accounts payable and accrued expenses	4.2	(2.0)	2.2
Deferred revenue	(89.4)	(30.3)	(119.7)
Income taxes receivable and payable	(1.9)	14.8	12.9
Other long-term liabilities	(6.5)	—	(6.5)
Minority interests and other, net	0.6	1.9	2.5

Net cash provided by operating activities	226.1	30.8	256.9

Investing Activities
Capital expenditures	(21.6)	(4.2)	(25.8)
Acquisition-related payments, net of cash acquired	(21.4)	—	(21.4)
Restricted cash	8.5	1.0	9.5
Proceeds from sale of assets	32.5	—	32.5
Proceeds from sale of investments	7.1	—	7.1

Net cash provided by/(used in) investing activities	5.1	(3.2)	1.9

Financing Activities
Proceeds from borrowings	—	2.0	2.0
Principal payments on borrowings	(13.9)	(4.9)	(18.8)
Proceeds from Cendant credit agreement	30.0	—	30.0
Decrease / (increase) in advances to Cendant, net	(280.3)	11.9	(268.4)
Distributions to minority shareholder	—	(1.0)	(1.0)
Payment of dividend	—	(45.3)	(45.3)

Net cash used in financing activities	(264.2)	(37.3)	(301.5)

Effect of changes in exchange rates on cash and cash equivalents	—	2.0	2.0

Net decrease in cash and cash equivalents	(33.0)	(7.7)	(40.7)
Cash and Cash Equivalents, beginning of period	37.4	25.8	63.2

Cash and Cash Equivalents, End of Period	$4.4	$18.1	$22.5

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

CONDENSED COMBINING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

	The Predecessor
	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Combined
Operating Activities
Net income	$130.3	$14.0	$144.3
Adjustments to reconcile net income to
Net cash provided by operating activities:
Depreciation and amortization	37.1	7.4	44.5
Loss on disposal of property and equipment	4.5	1.4	5.9
Gain on mark-to-market of Cendant stock	(6.5)	—	(6.5)
Deferred income taxes	61.7	—	61.7
Net change in assets and liabilities:
Receivables	4.8	(2.4)	2.4
Profit-sharing receivables from insurance carriers	5.8	—	5.8
Prepaid commissions	45.0	(7.4)	37.6
Other current assets	1.2	2.4	3.6
Deferred acquisition costs	(31.0)	(0.3)	(31.3)
Other non-current assets	13.6	(14.4)	(0.8)
Accounts payable and accrued expenses	(11.5)	3.9	(7.6)
Deferred revenue	(100.0)	11.6	(88.4)
Income taxes receivable and payable	(0.1)	0.3	0.2
Other long-term liabilities	(3.2)	—	(3.2)
Minority interest and other, net	0.1	(1.2)	(1.1)

Net cash provided by operating activities	151.8	15.3	167.1

Investing Activities
Capital expenditures	(16.4)	(4.4)	(20.8)
Acquisition-related payments, net of cash acquired	—	(1.5)	(1.5)
Restricted cash	(2.4)	—	(2.4)
Proceeds from sale of assets	(8.4)	1.7	(6.7)
Proceeds from sale of investments	4.2	—	4.2

Net cash used in investing activities	(23.0)	(4.2)	(27.2)

Financing Activities:
Proceeds from borrowings	—	5.2	5.2
Principal payments on borrowings	(10.5)	(5.4)	(15.9)
Increase in advances to Cendant, net	(151.2)	(3.7)	(154.9)

Net cash used in financing activities	(161.7)	(3.9)	(165.6)

Effect of changes in exchange rates on cash and cash equivalents	—	2.7	2.7

Net increase / (decrease) in cash and cash equivalents	(32.9)	9.9	(23.0)
Cash and Cash Equivalents, beginning of period	70.3	15.9	86.2

Cash and Cash Equivalents, End of Period	$37.4	$25.8	$63.2

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

23. Subsequent Events

On April 26, 2006, the Company issued $355.5 million aggregate principal amount of 11.5% senior subordinated notes due October 15, 2015 (“Senior Subordinated Notes”) and applied the gross proceeds of $350.5 million to repay $349.5 million of outstanding borrowings under its Bridge Loan, plus accrued interest, and used cash on hand to pay fees and expenses associated with such issuance.

The interest on the Senior Subordinated Notes is payable semi-annually. The Company may redeem some or all of the Senior Subordinated Notes at any time on or after October 15, 2010 at the redemption prices (generally at a premium) set forth in the agreement governing the Senior Subordinated Notes. In addition, on or before October 15, 2008, the Company may redeem up to 35% of the aggregate principal amount of the Senior Subordinated Notes with the net proceeds of certain equity offerings, provided that at least 65% of the aggregate principal amount of the Senior Subordinated Notes initially issued remain outstanding immediately after such redemption. The Senior Subordinated Notes are unsecured obligations of the Company. The Senior Subordinated Notes are guaranteed by the same subsidiaries of the Company that guarantee the Affinion Credit Facility, the Senior Notes and the Bridge Loan as discussed in Note 22–Guarantor/Non-Guarantor Supplemental Financial Information. The Senior Subordinated Notes contain restrictive covenants related primarily to the Company’s ability to distribute dividends, redeem or repurchase capital stock, sell assets, issue additional debt or merge with or acquire other companies.

On May 3, 2006 the Company issued an additional $34.0 million aggregate principal amount of Senior Notes (see Note 9—Long Term Debt) at a premium and applied the proceeds, together with cash on hand, to repay the remaining $34.1 million of outstanding borrowings under its Bridge Loan, plus accrued interest, and to pay fees and expenses associated with such issuance. These Senior Notes were issued as additional notes under the Senior Notes indenture dated October 17, 2005, and, together with the $270.0 million of Senior Notes originally issued under such indenture, are treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The aggregate principal amount of all the Senior Notes as of May 3, 2006 was $304.0 million.

*  *  *  *

AFFINION GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

(In millions, except share amounts and par value)

	March 31, 2006	December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$84.7	$113.4
Restricted cash	26.3	28.2
Investments	0.4	0.4
Receivables (net of allowance for doubtful accounts of $2.9 and $2.8 in 2006 and 2005, respectively)	75.0	61.5
Receivables from related parties	18.3	13.7
Profit-sharing receivables from insurance carriers	61.7	62.7
Prepaid commissions	57.5	40.7
Deferred income taxes	9.0	—
Other current assets	36.6	38.6

Total current assets	369.5	359.2
Property and equipment, net	102.2	107.7
Contract rights and list fees, net	5.7	1.8
Goodwill	360.9	366.2
Other intangibles, net	1,227.6	1,317.8
Other non-current assets	48.5	47.3

Total assets	$2,114.4	$2,200.0

Liabilities and Stockholder’s Equity
Current liabilities:
Current portion of long-term debt	$20.3	$20.4
Accounts payable and accrued expenses	263.5	276.5
Payables to related parties	4.5	3.1
Deferred revenue	214.2	148.6
Deferred income taxes	—	2.5
Income taxes payable	2.0	0.8

Total current liabilities	504.5	451.9
Long-term debt	1,450.7	1,470.6
Deferred income taxes	29.9	27.8
Deferred revenue	13.4	7.6
Other long-term liabilities	6.0	8.1

Total liabilities	2,004.5	1,966.0

Minority interests	0.3	0.1

Stockholder’s Equity:
Common stock and additional paid-in capital, $0.01 par value, 1,000 shares authorized, and 100 shares issued and outstanding	372.1	372.1
Accumulated deficit	(262.6)	(136.3)
Accumulated other comprehensive income/(loss)	0.1	(1.9)

Total equity	109.6	233.9

Total liabilities and stockholder’s equity	$2,114.4	$2,200.0

See notes to the unaudited condensed consolidated and combined financial statements.

AFFINION GROUP, INC. AND THE PREDECESSOR

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED

STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

(In millions)

	The Company	The Predecessor
	For the Three Months Ended March, 31 2006	For the Three Months Ended March 31, 2005
Net Revenues	$245.9	$337.5

Expenses:
Marketing and commissions	134.1	168.1
Operating costs	75.3	106.4
General and administrative	29.0	32.1
Gain on sale of assets	—	(0.6)
Depreciation and amortization	101.7	10.4

Total Expenses	340.1	316.4

Income/(Loss) from Operations	(94.2)	21.1
Interest income	1.2	0.5
Interest expense	(34.1)	(0.3)
Other expense, net	—	(0.1)

Income/(Loss) Before Income Taxes and Minority Interests	(127.1)	21.2
Provision for/(benefit from) income taxes	(0.9)	8.0
Minority interests, net of tax	0.1	0.1

Net Income/(Loss)	$(126.3)	$13.1

See notes to the unaudited condensed consolidated and combined financial statements.

AFFINION GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN

STOCKHOLDER’S EQUITY FOR THE THREE MONTHS ENDED MARCH 31, 2006

(In millions)

	Common Stock and Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total
Balance, January 1, 2006	$372.1	$(136.3)	$(1.9)	$233.9

Net loss	—	(126.3)	—	(126.3)
Currency translation adjustment	—	—	2.0	2.0

Total comprehensive loss				(124.3)

Balance, March 31, 2006	$372.1	$(262.6)	$0.1	$109.6

See notes to the unaudited condensed consolidated and combined financial statements.

AFFINION GROUP, INC. AND THE PREDECESSOR

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED

STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

(In millions)

	The Company	The Predecessor
	For the Three Months Ended March 31, 2006	For the Three Months Ended March 31, 2005
Operating Activities
Net income/(loss)	$(126.3)	$13.1
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation and amortization	101.7	10.4
Amortization of debt discount and financing costs	4.4	—
Gain on sale of assets	—	(0.6)
Loss on disposal of property and equipment	—	1.7
Loss on mark-to-market of Cendant stock	—	0.1
Deferred income taxes	(4.1)	(18.9)
Net change in assets and liabilities:
Receivables	(12.8)	7.8
Receivables from related parties	(4.6)	—
Profit-sharing receivables from insurance carriers	1.1	(11.6)
Prepaid commissions	(16.8)	2.9
Other current assets	2.2	(3.3)
Deferred acquisition costs	—	2.1
Contract rights and list fees	(4.1)	(0.6)
Other non-current assets	(5.3)	1.0
Accounts payable and accrued expenses	(13.8)	(5.2)
Payable to related parties	1.4	—
Deferred revenue	71.1	(22.3)
Income taxes receivable and payable	1.1	3.2
Other long-term liabilities	(2.1)	—
Minority interests and other, net	0.3	—

Net cash used in operating activities	(6.6)	(20.2)

Investing Activities
Capital expenditures	(4.4)	(5.6)
Restricted cash	2.0	(0.7)

Net cash used in investing activities	(2.4)	(6.3)

Financing Activities
Principal payments on borrowings	(20.1)	(0.2)
Payment for Cendant credit agreement	—	(20.0)
Decrease in advances to Cendant, net	—	62.4

Net cash provided by/(used in) financing activities	(20.1)	42.2

Effect of changes in exchange rates on cash and cash equivalents	0.4	(0.8)

Net increase/(decrease) in cash and cash equivalents	(28.7)	14.9

Cash and cash equivalents, beginning of period	113.4	22.5

Cash and Cash Equivalents, End of Period	$84.7	$37.4

Supplemental Disclosure of Cash Flow Information:
Interest payments	$26.3	$0.2

Income tax payments	$—	$7.3

See notes to the unaudited condensed consolidated and combined financial statements.

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND

COMBINED FINANCIAL STATEMENTS

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

1. BASIS OF PRESENTATION AND BUSINESS DESCRIPTION

Basis of Presentation—On October 17, 2005, Cendant Corporation (“Cendant”) completed the sale of the Cendant Marketing Services Division (the “Predecessor”) to Affinion Group, Inc. (the “Company” or “Affinion”), an affiliate of Apollo Management V, L.P. (“Apollo”), pursuant to a purchase agreement dated July 26, 2005 for approximately $1.8 billion (the “Apollo Transactions”). The purchase price consisted of approximately $1.7 billion of cash, net of estimated closing adjustments, plus $125 million face value of newly issued preferred stock (fair value of $80.4 million) of Affinion Group Holdings, Inc. (“Affinion Holdings”), the Company’s parent company, and a warrant (fair value of $16.7 million) that is exercisable into 7.5% of the common equity of Affinion Holdings upon the earlier of four years or the achievement by Apollo of certain investment return hurdles and $38.1 million of transaction related costs. Pursuant to the purchase agreement, Affinion acquired all of the outstanding capital stock and membership interests of the Predecessor, as well as substantially all of the Predecessor’s assets and liabilities.

The Predecessor was a combined reporting entity that was comprised of the assets and liabilities used in managing and operating the marketing services businesses of Cendant. The entities that comprise the Predecessor included Affinion Group, LLC (formerly known as Cendant Marketing Group, LLC) (“AGLLC”), Affinion Membership Services Holdings Subsidiary LLC (formerly known as Cendant Membership Services Holdings Subsidiary LLC), Trilegiant Corporation (“Trilegiant”), TRL Group, Inc. (“TRL Group”), Affinion Benefits Group, Inc. (formerly known as Progeny Marketing Innovations Inc.), Affinion International Holdings Limited (formerly known as Cendant International Holdings Limited) (“AIH” or “Cims”), Affinion Loyalty Group, Inc. (formerly known as Trilegiant Loyalty Solutions, Inc.) (“TLS”), Cendant Travel, Inc. (“CTI”) and related companies. All of the entities that comprise the Predecessor were acquired by Apollo on October 17, 2005.

Business Description—The Company is a leading affinity marketer of membership, insurance and package programs and services to consumers. The Company markets its programs and services through affinity partnerships with financial and non-financial institutions and directly to consumers using a variety of media including direct mail, online marketing, in-branch marketing, telemarketing and other marketing methods. The Company utilizes the customer bases and brand names of its affinity partners to market membership and insurance programs to its customers. The Company’s programs provide its members with i) access to a variety of discounts and shop-at-home conveniences in such areas as retail merchandise, travel, automotive and home improvement; ii) insurance programs such as accidental death and dismemberment, hospital accident protection and hospital indemnity protection and iii) personal protection benefits and services such as credit monitoring and identity theft protection services. In addition to the Company’s affinity direct marketing business, it also administers points-based loyalty programs on behalf of its affinity partners. The Company markets programs to affinity partners under the Trilegiant, Progeny Marketing Innovations, Cims and Trilegiant Loyalty Solutions service marks and are separated into four business segments as follows:

•	Membership Operations—designs, implements and markets membership programs to customers of its affinity partners in North America and provides travel agency services primarily to its membership customers.

•	Insurance and Package Operations—markets accidental death and dismemberment and other insurance policies to customers of its affinity partners in North America and designs and provides package enhancement programs primarily to financial institutions, which, in turn, market or provide these programs to their customers.

•	International Operations—markets membership programs and package enhancement programs to customers of its affinity partners outside North America.

•	Loyalty Operations—administers points-based loyalty programs and provides enhancement benefits to credit card issuers.

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND

COMBINED FINANCIAL STATEMENTS—(Continued)

The accompanying unaudited condensed consolidated financial statements include the accounts and transactions of the Company, while the accompanying unaudited condensed combined financial statements include the accounts and transactions of the Predecessor. In presenting these condensed financial statements, management makes estimates and assumptions that affect reported amounts of assets and liabilities and related disclosures, and disclosure of contingent assets and liabilities, at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Estimates, by their nature, are based on judgments and available information at the time. As such, actual results could differ from those estimates. In management’s opinion, the unaudited condensed consolidated and combined condensed financial statements contain all normal recurring adjustments necessary for a fair presentation of interim results reported. The results of operations reported for interim periods are not necessarily indicative of the results of operations for the entire year or any subsequent interim period.

The accompanying condensed consolidated and combined financial statements have been prepared in accordance with the instructions to Form 10-Q and following the guidance of Rule 10-01 of Regulation S-X for interim financial statements required to be filed with the U.S. Securities and Exchange Commission (the “SEC”). As permitted under such rules, certain notes and other financial information normally required by generally accepted accounting principles in the United States have been condensed or omitted; however, they do include such notes and financial information sufficient so as to make the interim information presented not misleading. These condensed financial statements should be read in conjunction with the audited consolidated financial statements and related notes of the Company as of December 31, 2005, and for the period from October 17, 2005 (commencement of operations) to December 31, 2005, and the combined financial statements of the Predecessor as of December 31, 2004, and for the periods from January 1, 2005 to October 16, 2005, and for years ended December 31, 2004 and 2003, each as included in our initial registration statement on Form S-4 filed with the SEC on May 8, 2006 (the “Registration Statement”).

2. INTANGIBLE ASSETS

As disclosed in Note 1, on October 17, 2005, Cendant completed the sale of the Predecessor to the Company pursuant to a purchase agreement dated July 26, 2005 for approximately $1.8 billion. The allocations of purchase price are based on preliminary estimates of the fair value of assets acquired and liabilities assumed, including post-closing relationships with Cendant, available information and management assumptions, which will be revised based upon final fair value calculations generally using an independent third party appraiser and the resolution of purchase price adjustments pursuant to the purchase agreement. Any final adjustments, which may be significant, could change the allocations of purchase price and could result in a change to information disclosed.

Intangible assets consisted of:

	March 31, 2006
	Gross Carrying Amount	Accumulated Amortization	Currency Translation and Other	Net Carrying Amount
Amortizing intangible assets:
Member relationships	$760.0	$(96.8)	$0.1	$663.3
Affinity relationships	539.0	(63.3)	1.1	476.8
Proprietary databases and systems	52.0	(7.9)	—	44.1
Trademarks/Tradenames	25.0	(0.9)	0.1	24.2
Patents and technology	20.0	(0.8)	—	19.2

	$1,396.0	$(169.7)	$1.3	$1,227.6

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND

COMBINED FINANCIAL STATEMENTS—(Continued)

	December 31, 2005
	Gross Carrying Amount	Accumulated Amortization	Currency Translation and Other	Net Carrying Amount
Amortizing intangible assets:
Member relationships	$760.0	$(43.9)	$(0.2)	$715.9
Affinity relationships	539.0	(28.0)	(1.6)	509.4
Proprietary databases and systems	52.0	(3.6)	—	48.4
Trademarks/Tradenames	25.0	(0.4)	(0.1)	24.5
Patents and technology	20.0	(0.4)	—	19.6

	$1,396.0	$(76.3)	$(1.9)	$1,317.8

The changes in the carrying amount of goodwill are as follows:

	Balance at January 1, 2006	Change in Deferred Tax Asset Valuation Allowance	Balance at March 31, 2006
Membership operations	$233.0	$—	$233.0
Insurance and package operations	93.1	—	93.1
International operations	13.6	(5.3)	8.3
Loyalty operations	26.5	—	26.5

Total Company	$366.2	$(5.3)	$360.9

Amortization expense relating to intangible assets was as follows:

	The Company	The Predecessor
	For the Three Months Ended March 31, 2006	For the Three Months Ended March 31, 2005
Member relationships	$52.7	$0.3
Affinity relationships	33.7	0.3
Proprietary databases and systems	4.3	—
Trademarks/Tradenames	0.4	—
Patents and technology	0.5	0.2

Total	$91.6	$0.8

Based on the Company’s amortizable intangible assets as of March 31, 2006, the Company expects related amortization expense for the remainder of 2006 and the next four succeeding fiscal years to be approximately $252.3 million, $246.7 million, $188.6 million, $139.3 million, and $115.7 million, respectively.

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND

COMBINED FINANCIAL STATEMENTS—(Continued)

3. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of:

	March 31, 2006	December 31, 2005
Accounts payable	$58.5	$75.8
Accrued product costs	51.2	68.0
Accrued payroll and related costs	31.2	28.9
Accrued interest	30.4	21.9
Accrued legal and professional fees	21.9	19.0
Accrued commissions	9.9	9.4
Accrued sales tax	4.5	4.1
Other	55.9	49.4

Total	$263.5	$276.5

Employee retention bonuses totaling $14.7 million granted in connection with the Apollo Transactions are being accrued and recognized ratably as compensation expense by the Company through the future contractual payment dates since these payments are contingent upon the employee being in the employ of the Company at the payment date. Such compensation expense included in general and administrative expenses for three months ended March 31, 2006 was $4.6 million. Certain employees have elected to receive their bonus amounts in stock of Affinion Holdings. Should the employee terminate prior to the payment date, the Company will reverse the amount accrued through the termination date and pay the amount to Cendant as additional purchase price pursuant to the purchase agreement dated July 26, 2005.

4. LONG-TERM DEBT

Long-term debt consisted of:

	March 31, 2006	December 31, 2005
Term loan due 2012	$820.0	$840.0
10.125% senior notes due 2013, net of unamortized discount with an effective interest rate of 10.375%	266.6	266.4
Senior subordinated bridge loan facility	383.6	383.6
Capital lease obligations	0.8	1.0

Total debt	1,471.0	1,491.0
Less: current portion of long-term debt	(20.3)	(20.4)

Long-term debt	$1,450.7	$1,470.6

On April 26, 2006 the Company issued $355.5 million aggregate principal amount of 11.5% senior subordinated notes due October 15, 2015 (the “Senior Subordinated Notes”) and applied the gross proceeds of $350.5 million to repay $349.5 million of outstanding borrowings under its $383.6 million senior subordinated loan facility (the “Bridge Loan”), plus accrued interest, and used cash on hand to pay fees and expenses associated with such issuance. (See Note 11—Subsequent Events).

On May 3, 2006 the Company issued an additional $34.0 million aggregate principal amount of 10 1/8% senior notes due 2013 (the “Senior Notes”) at a premium and applied the proceeds, together with cash on hand, to

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND

COMBINED FINANCIAL STATEMENTS—(Continued)

repay the remaining $34.1 million of outstanding borrowings under its Bridge Loan, plus accrued interest, and to pay fees and expenses associated with such issuance. (See Note 11—Subsequent Events).

The Company made a voluntary $20.0 million principal prepayment of the term loan on May 15, 2006. (See Note 11—Subsequent Events).

5. INCOME TAXES

The Company’s effective income tax rate for the three months ended March 31, 2005 was 37.8%. This rate differed form the U.S. federal statutory rate of 35% primarily due to state income taxes, net of federal benefit.

The Company’s effective income tax rate for the three months ended March 31, 2006 was 0.7%. This rate differs from the U.S. statutory rate of 35% primarily due to the effects of certain state income taxes, foreign taxes, and valuation allowances required with respect to the increase in certain net deferred tax assets. Additionally, valuation allowances relating to certain state net deferred tax assets of approximately $1.5 million were reversed in the period.

Valuation allowances of approximately $5.3 million were reversed relating to net operating losses of certain foreign subsidiaries. These valuation allowances were established at the acquisition date in purchase accounting and reduce goodwill recorded at that time.

The reversal of the valuation allowances is based on the Company’s expectation that it is more likely than not the related net deferred tax assets will be realized.

The Predecessor, excluding TRL Group and AIH as noted below, was included in the consolidated federal income tax return and unitary and consolidated state income tax returns in jurisdictions where required filed by Cendant. The income taxes payable or receivable associated with the consolidated federal and unitary or consolidated state income tax returns mentioned above were included in advances to Cendant, net on the Predecessor’s combined balance sheets. The provision for income taxes on the Predecessor’s combined statements of operations was computed as if the Predecessor filed its federal and state income tax returns on a stand-alone basis. Since Cendant maintained less than an 80% ownership interest in TRL Group as of March 31, 2005, TRL Group was not included in Cendant’s consolidated federal and state income tax returns and filed separate tax returns for tax periods including March 31, 2005.

In addition to the foreign tax restructuring discussed below, AIH and its subsidiaries filed income tax returns in countries in which they operated. Income taxes payable/receivable reflected on the Predecessor’s combined balance sheets were directly due to/from taxing jurisdictions and are separate from Cendant’s consolidated or unitary filings.

In March 2005, Cendant implemented a foreign tax restructuring and changed its assertion under APB No. 23, “Accounting for Income Taxes – Special Areas,” with respect to AIH’s foreign subsidiaries. As a result of no longer being permanently reinvested, the Predecessor recorded a tax charge of approximately $28.5 million in 2005 related to certain previously unrecorded deferred tax liabilities consistent with Cendant’s change in assertion. This charge was offset by a tax benefit resulting from the establishment of deferred tax assets during the first quarter of 2005 for the difference between the tax and book basis of the net-assets of foreign subsidiaries. The Company also utilized Cendant net operating loss carryforwards related to the current U.S. tax liabilities established in connection with the AIH foreign tax restructuring. For periods subsequent to the

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND

COMBINED FINANCIAL STATEMENTS—(Continued)

restructuring, the operations of the AIH foreign subsidiaries, with the exception of South Africa and Spain, are including in included in the consolidated federal income tax return and unitary and consolidated state income tax returns in jurisdictions where required filed by Cendant and by the Company.

The Company’s income tax returns are periodically examined by various tax authorities. In connection with these examinations, certain tax authorities, including the Internal Revenue Service, may raise issues and impose additional assessments. The Company regularly evaluates the likelihood of additional assessments resulting from these examinations and establishes liabilities, through the provision for income taxes for potential amounts that may result therefrom. The resolution of tax matters could have a material impact on the Company’s effective tax rate and results of operations. Any income tax liabilities relating to periods prior to October 17, 2005 are indemnified by Cendant.

6. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is involved in claims, legal proceedings and governmental inquiries related to employment matters, contract disputes, business practices, trademark and copyright infringement claims and other commercial matters. The Company and its affiliate are also parties to a number of class action lawsuits, each of which alleges violations of certain federal and/ or state consumer protection statutes. In addition, the Company has received inquiries from numerous state attorneys’ general relating to the marketing of its membership programs.

In April 2002, the Predecessor filed and served a complaint against American Bankers Insurance Company of Florida and certain affiliates (“Fortis”) relating to Fortis’ breach of the parties’ exclusive agreement to jointly market insurance programs underwritten by Fortis. Fortis counterclaimed alleging breach of contract, breach of fiduciary duty, fraudulent inducement and breach of covenant of good faith and fair dealing. In May 2005, the Chancery Court of Tennessee found a total judgment in the amount of $16.5 million, including prejudgment interest, in favor of the Predecessor and a total judgment in the amount of $75.8 million, including prejudgment interest, in favor of Fortis. The Company believes that, among other things, damages in the amount of $42.6 million were improperly awarded to Fortis under the final judgment; and accordingly, on December 13, 2005, filed a notice of appeal. As a result of the verdict and final judgment entered, a charge of $73.7 million was recorded in the Predecessor’s 2004 combined statements of operations. As part of the Apollo Transactions, Cendant retained this liability. The Company will be indemnified for all losses with respect to this matter.

From 2001 through early 2005, the Florida State Attorney General (“Florida AG”) investigated whether the Predecessor’s sales practices were fully in compliance with Florida’s laws and regulations. On March 7, 2005, the Predecessor entered into a settlement agreement with the Florida AG’s office. Pursuant to this settlement, the Predecessor agreed to pay $0.4 million to the Florida AG’s office to cover the state’s cost of the investigation. The Predecessor also agreed, among other things, to make refunds to Florida consumers who complained to the Florida AG’s office during the course of the investigation and for a period of six months thereafter and to make certain disclosures in connection with the marketing to Florida consumers.

Beginning in November 2003, the Predecessor received inquiries from numerous state attorneys general relating to the marketing of its membership programs. In July 2005, the Attorneys General of California and Connecticut filed suit against the Predecessor, and the Attorney General of Maine filed a notice of its intention to sue (collectively, the “AG Matters”), alleging that deceptive marketing practices were used in connection with the offering of membership services. The complaints seek restitution, civil penalties and orders permanently barring the Company from engaging in the alleged practices. The Company may face similar suits from the other states’ attorneys generals that inquired as to the Company’s membership programs. The Company is currently in settlement discussions with certain of these states’ attorneys generals.

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The Company is also a party to a number of lawsuits which were brought against it or its affiliates, each of which alleges to be a class action in nature and each of which alleges that the Company violated certain federal or state consumer protection statutes (certain of which are described below). The Company intends to vigorously defend itself against these lawsuits.

On August 9, 2005, a class action suit (the “August 2005 Suit”) was filed against TRL Group in the U.S. District Court for the Northern District of California, San Francisco Division. The claim asserts violations of the Electronic Funds Transfer Act and various California consumer protection statutes. On October 10, 2005, the complaint was amended to add additional claims, an additional named plaintiff and Cendant as a co-defendant. The suit seeks unspecified actual damages, statutory damages, attorneys’ fees, costs and injunctive relief.

On January 28, 2005, a class action complaint (the “January 2005 Suit”) was filed against The Bon, Inc., FACS Group, Inc., and Trilegiant in the Superior Court of Washington, Spokane County. The claim asserts violations of various consumer protection statutes. The Company filed a motion to compel arbitration, which was denied by the court. The Company appealed the court’s decision, and the case has been stayed until the appellate court has ruled on the motion to compel arbitration.

On November 12, 2002, a class action complaint (the “November 2002 Class Action”) was filed against Sears, Roebuck & Co., Sears National Bank, Cendant Membership Services, Inc., and Allstate Insurance Company in the Circuit Court of Alabama for Greene County alleging, among other things, breach of contract, unjust enrichment, breach of duty of good faith and fair dealing and violations of the Illinois consumer fraud and deceptive practices act. The case was removed to the U.S. District Court for the Northern District of Alabama but was remanded to the Circuit Court of Alabama for Greene County.

On January 24, 2002, a class action complaint (the “January 2002 Class Action”) was filed against Trilegiant in the U.S. District Court for the Northern District of Alabama Western Division (the “Alabama Court”) alleging that Trilegiant violated the Credit Repair Organizations Act (“CROA”) in connection with its Creditline product. On November 18, 2005, the court preliminarily approved the terms of a class-wide settlement of this case. Pursuant to the terms of the settlement, Trilegiant has provided notice to the class members via first class mail advising them of the terms of the settlement. All class members will release their claims against Trilegiant under the settlement. All class members wanting to receive benefits under the settlement were required to return a claim form post-marked by February 16, 2006 and had the option of choosing a no-cost annual membership in one of three membership programs offered by Trilegiant. In lieu of a membership program, class members could elect to receive a cash payment. The total cash payments that Trilegiant has offered to make to the class is capped at $0.5 million. On March 13, 2006 the Alabama Court signed the final order approving the terms of the settlement. The judgment became final on April 12, 2006.

On November 15, 2001, a class action complaint (the “2001 Class Action”) was filed in Madison County, Illinois against Trilegiant alleging violations of state consumer protection statutes in connection with the sale of certain membership programs. Motions to dismiss were denied and certification of a class of consumers has been granted; the exact size of the certified class is not known at this time.

The Company believes that the amount accrued for the above matters is adequate (see Note 3—Accounts Payable and Accrued Expenses—Accrued Legal and Professional Fees), and the reasonably possible loss beyond the amounts accrued will not have a material adverse effect on its financial condition, results of operations, or cash flows based on information currently available. However, litigation is inherently unpredictable and, although the Company believes that accruals are adequate and it intends to vigorously defend itself against such

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matters, unfavorable resolution could occur, which could have a material adverse effect on financial condition, results of operations or cash flows.

Subject to certain limitations, Cendant has agreed to indemnify the Company for actual losses, damages, liabilities, claims, costs and expenses and taxes incurred in connection with certain of the matters described above. See Note 8 – Related Party Transactions for a summary of the terms of the indemnification agreements.

Standard Guarantees/Indemnifications

In the ordinary course of business, the Company enters into numerous agreements that contain standard guarantees and indemnities whereby the Company indemnifies the other party for breaches of representations and warranties. Cendant maintained certain insurance coverage which mitigated exposure to the Predecessor for certain indemnifications provided to third parties under these agreements and for certain agreements, Cendant provided guarantees on behalf of the Predecessor. The agreements also generally require the Company to indemnify the other party for damages arising out of the actions or omissions of the Company’s agents or subcontractors. In these cases, the Company generally enters into agreements with such parties pursuant to which such parties are required to indemnify the Company for any damages incurred by the Company due to the actions or omissions of such parties. The Company is not able to develop an estimate of the maximum potential amount of future payments to be made under these indemnifications and guarantees as the triggering events are not subject to predictability.

Surety Bonds and Letters of Credit

In the ordinary course of business, the Company is, and its Predecessor was, required to provide surety bonds to various state authorities in order to operate its membership, insurance and travel agency programs. Cendant had previously guaranteed the surety bonds issued on behalf of the Predecessor. As of March 31, 2006, the Company provided guarantees for surety bonds totaling approximately $9.7 million and issued letters of credit totaling $1.8 million.

7. STOCK-BASED COMPENSATION

Company Program

In connection with the closing of the Apollo Transactions on October 17, 2005, Affinion Holdings adopted the 2005 Stock Incentive Plan (the “Plan”). The Plan allows Affinion Holdings to grant nonqualified, non-assignable stock options and rights to purchase shares of Affinion Holdings common stock to its directors, employees and consultants. Affinion Holdings is authorized to grant up to 2.1 million shares of its common stock under the Plan. Options granted under the Plan have an exercise price no less than the fair market value of a share of stock on the date of grant. Stock awards shall have a purchase price as determined by the compensation committee and evidenced by an award agreement accompanying the grant. After closing the Apollo Transactions on October 17, 2005, Affinion Holdings granted approximately 1.5 million stock options to employees and directors. As of March 31, 2006, the total number of options available for grant in the future totaled 0.1 million. The restricted shares are subject to five year “cliff” vesting. One-half of the options granted are subject to vesting ratably over five years and the remaining options are subject to vesting upon the satisfaction of specified performance targets, or, if earlier, the eighth anniversary of the grant dates.

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Three tranches of options (“A”, “B” and “C”) were granted to employees at the estimated fair value at the date of issuance, with the following terms:

Tranche
	A	B	C
Strike price	$ 10.00	$10.00	$ 10.00
Vesting	Ratable over 5 years	100% after 8 years*	100% after 8 years*
Term of Option	10 years	10 years	10 years

*	Tranche B and C vesting would be accelerated upon specified realized returns to Apollo.

A summary of option activity is presented below (number of options in thousands):

	Tranche
	A	B	C
Outstanding at January 1, 2006	764	382	382
Granted	195	98	98
Exercised	—	—	—
Forfeited or expired	—	—	—

Outstanding at March 31, 2006	959	480	480

Exercisable at March 31, 2006	—	—	—

Weighted average remaining contractual term (years)	9.6	9.6	9.6
Weighted average grant date fair value per option	$5.00	$5.96	$6.12

Based on the estimated fair values of options granted, stock compensation expense for the three months ended March 31, 2006 totaled $0.4 million.

As of March 31, 2006, there was $9.8 million of unrecognized compensation cost related to the remaining vesting period of options under the Plan. This cost will be recorded in future periods as stock compensation expense over a weighted average period of approximately 6.2 years.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model based on assumptions noted in the following table. Expected volatilities are based on historical volatilities of comparable companies. The expected term of the options granted represents the period of time that options are expected to be outstanding.

	Tranche
	A	B	C
Expected volatility	43%	47%	48%
Expected term (years)	6.50	8.43	8.72
Risk-free interest rate	4.40%	4.46%	4.46%
Dividend yield	0%	0%	0%

Additionally, in connection with the Apollo Transactions, the Chief Executive Officer was granted 50,000 shares of restricted stock of Affinion Holdings at a purchase price of $0.01 per share. This award vests 100% after five years of service or earlier upon a change of control of the Company. The fair value of this award is estimated to be $0.5 million, based upon a $10.00 fair value per share of Affinion Holdings. This award amount is being amortized to stock compensation expense over the five year vesting period, resulting in expense during the three months ended March 31, 2006 of $0.02 million.

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Cendant Programs

Cendant granted stock options, stock appreciation rights, restricted shares and restricted stock units to employees of the Predecessor. The compensation expense associated with such grants under such programs was $1.2 million for the three months ended March 31, 2005.

8. RELATED PARTY TRANSACTIONS

Post-Closing Relationships with Cendant

Cendant has agreed to indemnify the Company, Affinion Holdings and the Company’s affiliates (collectively the “indemnified parties”) for breaches of representations, warranties and covenants made by Cendant, as well as for other specified matters, certain of which are described below. Affinion Holdings and the Company have agreed to indemnify Cendant for breaches of representations, warranties and covenants made in the purchase agreement, as well as for certain other specified matters. Generally, all parties’ indemnification obligations with respect to breaches of representations and warranties (except with respect to the matters described below) (i) are subject to a $0.1 million occurrence threshold, (ii) are not effective until the aggregate amount of losses suffered by the indemnified party exceeds $15.0 million (and then only for the amount of losses exceeding $15.0 million) and (iii) are limited to $275.1 million of recovery. Generally, subject to certain exceptions of greater duration, the parties’ indemnification obligations with respect to representations and warranties will survive until April 15, 2007 with indemnification obligations related to covenants surviving until the applicable covenant has been fully performed.

In connection with the purchase agreement, Cendant agreed to specific indemnification obligations with respect to the matters described below.

Excluded Litigation. Cendant has agreed to fully indemnify the indemnified parties with respect to any pending or future litigation, arbitration, or other proceeding relating to the facts and circumstances of Fortis and the accounting irregularities in the former CUC International, Inc. announced on April 15, 1998.

Certain Litigation and Compliance with Law Matters. Cendant has agreed to indemnify the indemnified parties up to specified amounts for: (a) breaches of its representations and warranties with respect to legal proceedings that (1) occur after the date of the purchase agreement, (2) relate to facts and circumstances related to the business of AGLLC or AIH and (3) constitute a breach or violation of its compliance with law representations and warranties, (b) breaches of its representations and warranties with respect to compliance with laws to the extent related to the business of AGLLC or AIH and (c) the August 2005 Suit and the January 2002 Class Action.

Cendant, Affinion Holdings and the Company have agreed that losses up to $15 million incurred with respect to these matters will be borne solely by the Company and losses in excess of $15 million will be shared by the parties in accordance with agreed upon allocations. The Company has the right at all times to control litigation related to shared losses and Cendant has consultation rights with respect to such litigation.

Other Litigation. Cendant has agreed to indemnify the Company for specified amounts with respect to losses incurred in connection with the 2001 Class Action. Until September 30, 2006, Cendant has the right to control and settle this litigation, subject to certain consultation and other specified limitations. Following September 30, 2006, the Company has the right to control and settle this litigation, subject to certain consultation and other specified limitations.

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COMBINED FINANCIAL STATEMENTS—(Continued)

Cendant has agreed to indemnify the Company for specified amounts with respect to losses incurred in connection with the AG Matters. The Company has the right to control and settle this litigation at all times, subject to certain consultation and other specified limitations.

The Company will retain all liability with respect to the November 2002 Class Action and will not be indemnified by Cendant for losses related thereto.

In connection with the Apollo Transactions, the Company entered into a master transition services agreement with certain subsidiaries of Cendant, pursuant to which the Cendant subsidiaries will provide certain services to the Company at cost for different periods of time generally not exceeding two years from the closing of the Apollo Transactions. These services include financial systems support, treasury function services, information technology and telecommunications services, including help desk services. The expense for such services was $0.8 million for the three months ended March 31, 2006 and is included in operating costs in the accompanying condensed consolidated statement of operations.

The Company also entered into agreements pursuant to which the Company will continue to have cost-sharing arrangements with Cendant and/or its subsidiaries relating to office space and customer contact centers. These agreements have expiration dates and financial terms that are generally consistent with the terms of the related intercompany arrangements prior to the Apollo Transactions. The expense for such services was $0.2 million for the three months ended March 31, 2006 and is included in operating costs in the accompanying condensed consolidated statement of operations. The revenue for such services was $0.2 million for the three months ended March 31, 2006 and is included in net revenues in the accompanying condensed consolidated statement of operations.

In connection with the Apollo Transactions, the Company has granted to Cendant a non-exclusive license to its portfolio of patents relating to online award redemption programs through December 31, 2006. The license includes the exclusive right to enforce patents against third parties within the field of i) online sales, marketing and distribution of travel services and products and ii) servicing certain airlines. Cendant will pay royalty fees for the exclusive right totaling $11.25 million payable in quarterly installments of $2.25 million that began in November 2005 and ends in November 2006. The total amount included in net revenues in the accompanying condensed consolidated statement of operations for such services was $2.3 million for the three months ended March 31, 2006.

Historically, the Company had arrangements with Cendant and its subsidiaries relating to, among other things, the marketing of certain membership programs and related data management, administration of loyalty and rewards programs, operations support (travel agency support and software licensing) and profit sharing arrangements related to the marketing of certain insurance programs. In connection with the closing the transactions, these agreements were terminated and the Company entered into new agreements with Cendant and its subsidiaries that require the parties to provide services similar to those provided prior to the Apollo Transactions. The expense for such services was $0.1 million for the three months ended March 31, 2006 and is included in operating costs in the accompanying condensed consolidated statement of operations.

The new marketing agreements permit the Company to continue to solicit customers of certain Cendant subsidiaries for our membership programs through various direct marketing methods. The marketing agreements generally provide for a minimum amount of marketing volume or a specified quantity of customer data to be allotted to the relevant party. The payment terms of the marketing agreements provide for either i) a fee for each call transferred, ii) a bounty payment for each user that enrolls in one of the Company’s membership programs or

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COMBINED FINANCIAL STATEMENTS—(Continued)

iii) a percentage of net membership revenues. These agreements generally expire in December 2010 and are generally terminable by the applicable Cendant party following December 31, 2007, upon six months written notice to the Company. In the event that a Cendant subsidiary terminates an agreement prior to December 31, 2010, then the Cendant subsidiary is required to pay a termination fee based on the projected marketing revenues that would have been generated from such agreement had the marketing agreement been in place through December 31, 2010. The expense for such services was $2.2 million for the three months ended March 31, 2006 and is included in marketing and commission expense in the accompanying condensed consolidated statement of operations.

Under the loyalty and rewards program administration agreements, the Company will continue to administer loyalty programs for certain Cendant subsidiaries. The agreements provide for the Company to earn fees for the following services: an initial fee to implement a new loyalty program, a program administration fee, a redemption fee related to redeemed rewards and a booking fee related to travel bookings by loyalty program members. The loyalty and reward program agreements expire in December 31, 2009. The total amount included in net revenues in the accompanying condensed consolidated statement of operations for such services was $2.8 million for the three months ended March 31, 2006. In connection with these agreements, the Company formed Affinion Loyalty, LLC (“Loyalty”), a special purpose, bankruptcy remote subsidiary which is a wholly-owned subsidiary of TLS. Pursuant to the loyalty agreements, TLS has provided a copy of the object code, source code and related documentation of certain of its intellectual property to Loyalty under a non-exclusive limited license. Loyalty entered into an escrow agreement relating to such intellectual property with Cendant and its affiliates in connection with the parties entering into the loyalty and reward agreements. Loyalty sublicenses such intellectual property to Cendant on a non-exclusive basis but will only provide access to such intellectual property either directly or indirectly through the escrow agent in the event that TLS (i) becomes bankrupt or insolvent, (ii) commits a material, uncured breach of a loyalty and reward agreement, or (iii) transfers or assigns its intellectual property in such a way as to prevent it from performing its obligations under any agreement relating to Cendant’s loyalty and rewards programs. Upon access to the escrowed materials, Cendant will be able to use the escrowed materials for a limited term and for only those purposes for which TLS was using it to provide the services under the loyalty and reward agreements prior to the release of the escrowed materials to Cendant.

The Company entered into a platform services agreement with Travel Distribution Services Group, Inc. (“TDS”), a subsidiary of Cendant, under which it has the option to use the to-be-developed Orbitz travel membership club platform, if and when developed by TDS, to obtain services related to such platform for the Company’s travel membership clubs by paying TDS a fee per itinerary. The agreement will expire on December 31, 2010 if the Company elects to use such platform by December 31, 2007. However, it will expire on December 31, 2007 if TDS has not developed such platform or the Company has elected not to use such platform by such date. There were no expenses related to the agreement for the three months ended March 31, 2006.

The Company entered into an agreement pursuant to which it agreed to exclusively use the global distribution system (“GDS”), an on-line booking system, of Galileo, a subsidiary of Cendant, to make air, hotel or car rental bookings. Pursuant to this agreement, the Company will pay Galileo GDS a flat fee that decreases in each year during the term of the agreement and in addition Galileo will reimburse the Company revenues based on the number of bookings at a flat fee. The agreement will expire on December, 31, 2011, subject to automatic one year renewal periods, unless either party elects upon six months’ prior written notice not to renew the agreement. The expense for services related to the agreement was $0.8 million for the three months ended March 31, 2006 and is included in operating costs in the accompanying condensed consolidated statement of operations. The net revenues based on bookings were $0.8 million for the three months ended March 31, 2006.

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COMBINED FINANCIAL STATEMENTS—(Continued)

The Company entered into an agreement which identifies Avis and Budget (each a subsidiary of Cendant) as the primary preferred providers of car rental services to its customers (subject to certain exceptions). The Company will receive commissions and royalty fees on certain qualifying rentals. The agreement will expire on December 31, 2007, subject to automatic one year renewal periods, unless either party elects upon six months’ prior written notice not to renew the agreement. The total amount included in net revenues in the accompanying condensed consolidated statement of operations for such services was $0.2 million for the three months ended March 31, 2006.

Cims entered into an agreement pursuant to which it agreed to continue to use RCI Europe as its exclusive provider of travel services for the benefit of Cims members in the U.K., Germany, Switzerland, Austria, Italy, Belgium, Luxembourg, Ireland and the Netherlands. Pursuant to this agreement, RCI will have a right of first refusal to offer travel services in other countries where Cims members are located. Cims will indemnify RCI in the event its profit margin under this arrangement falls below 1.31%. The agreement will expire ten years from its effective date, subject to either party’s right to terminate the agreement on or after the third anniversary of its effective date, upon one year’s prior written notice or at any time in certain other specified circumstances (either in whole or in part). The expense for such services was $0.4 million for the three months ended March 31, 2006 and is included in general and administrative expense in the accompanying condensed consolidated statement of operations.

Pursuant to an asset purchase agreement dated January 1, 2005, entered into by CTI and its subsidiary, Travel Advantages Services, Inc. (“TAS”), CTI sold and transferred substantially all of the assets and liabilities of CTI to TAS. In connection with such agreement, the Company also entered into a transition services agreement with TDS. In connection with the closing of the Apollo Transactions, the Company entered into an Amended and Restated Transition Services Agreement, pursuant to which it will provide certain information technology related services to TDS and CTI until December 31, 2006. These services will be provided by the Company at cost. There were no revenues related to the agreement for the three months ended March 31, 2006.

The Company entered into agreements pursuant to which it will continue to have profit-sharing arrangements with Fairtide Insurance Limited (“Fairtide”), a subsidiary of Cendant. AIH and certain of our subsidiaries market certain insurance programs and Fairtide provides reinsurance for the related insurance policies which are provided by a third-party insurer. Pursuant to these agreements, Fairtide will pay the Company 40-50% of the net profits that it receives on the net premiums under such insurance policies. These agreements will expire on December 31, 2006, or earlier as the parties agree or when Fairtide’s related reinsurance agreements with the related third-party insurer expire. The total amount included in net revenues in the accompanying condensed consolidated statement of operations for such services was $0.1 million for the three months ended March 31, 2006.

The Company earns referral fees for hotel stays and travel packages. The amount included in net revenues in the accompanying condensed consolidated statement of operations for such services was $0.1 million for the three months ended March 31, 2006.

Predecessor Related Party Agreements with Cendant

Corporate Related Functions—The Predecessor was allocated general corporate overhead expenses from Cendant for corporate-related functions, as well as directly attributable expenses. Cendant allocated corporate overhead based on a percentage of forecasted revenues and allocated other expenses that directly benefited the Predecessor based on actual utilization of the services. The Predecessor believes the assumptions and

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COMBINED FINANCIAL STATEMENTS—(Continued)

methodologies underlying the allocations of general corporate overhead and direct expenses from Cendant are reasonable. However, such expenses are not indicative of, nor is it practical or meaningful for management to estimate for all historical periods presented, the actual level of expenses that might have been incurred had the Predecessor been operating as an independent company. Corporate expense allocations include executive management, finance, legal, insurance, information technology, telecommunications, call centers and real estate usage. Allocated overhead expenses as well as direct charges for the corporate-related functions totaled approximately $10.8 million, for the three months ended three months ended March 31, 2005.

Loyalty Programs—TLS administered loyalty programs for several of Cendant’s subsidiaries. The agreements provided for set-up fees, quarterly program management fees and program development fees. TLS earned loyalty revenues under these programs totaling $3.5 million for the three months ended March 31, 2005 that are included in net revenues in the accompanying condensed combined statement of operations.

Marketing Programs—The Predecessor marketed membership programs to customers of certain Cendant subsidiaries and franchisees. The Predecessor incurred fees paid to the Cendant subsidiaries based on i) the number of telephonic and online opportunities transferred to the Predecessor and the number of successful solicitations resulting from the transfers, or ii) a percentage of the membership revenues earned by Predecessor resulting from the successful solicitations transferred. The fees paid totaled $1.2 million for the three months ended March 31, 2005 and are included in marketing and commissions expense in the accompanying condensed combined statement of operations.

Travel Programs—CTI provided travel reservation services to certain Cendant subsidiaries’ customers and earned service fees totaling $0.6 million for the three months ended March 31, 2005 that are included in net revenues in the accompanying condensed combined statement of operations. Service fees earned were generally based on a fee per travel item booked reduced for cancellations and are included in net revenues on the accompanying condensed combined statement of operations. CTI’s fulfillment and other operational support activities were provided by Cendant. Fulfillment fees charged to the Predecessor totaled $0.3 million for the three months ended March 31, 2005 and are included in operating costs in the accompanying condensed combined statement of operations.

The Predecessor earned commissions from several of Cendant’s subsidiaries for the booking of car rentals on behalf of the travelers that the Predecessor services. Commissions earned were based on a percentage of the car rental revenues earned by the Cendant subsidiaries. Commissions earned totaled $0.4 million for the three months ended March 31, 2005 and are included in net revenues in the accompanying condensed combined statement of operations.

Other Services—The Predecessor provided road and tow services to a Cendant subsidiary’s customers and earned fees totaling $0.3 million for the three months ended March 31, 2005. The road and tow fees are included in net revenues on the accompanying condensed combined statement of operations. The Predecessor insured certain membership program benefits through third party insurance companies and a subsidiary of Cendant provided reinsurance for such programs. The differential between claims experience and reinsurance premiums was shared between the Predecessor and the Cendant subsidiary. Profit-sharing revenue totaled approximately $0.2 million for the three months ended March 31, 2005 and is included in net revenues in the accompanying condensed combined statement of operations.

The Predecessor also provides list processing services to certain Cendant subsidiaries. List processing fees were de minimis for three months ended March 31, 2005 and are included in net revenues on the accompanying condensed combined statement of operations.

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COMBINED FINANCIAL STATEMENTS—(Continued)

Apollo Agreements

Apollo entered into a consulting agreement with the Company effective October 17, 2005 for the provision of certain structuring and advisory services. The consulting agreement will also allow Apollo and its affiliates to provide certain advisory services for a period of twelve years or until Apollo owns less than 5% of the beneficial economic interests of the Company whichever is earlier. The agreement may be terminated earlier by mutual consent. The Company is required to pay Apollo an annual fee of $2 million for these services commencing in 2006. The amount expensed related to this consulting agreement for the three months ended March 31, 2006 was $0.5 million and is included in general and administrative expenses in the accompanying condensed consolidated statement of operations. If a transaction is consummated involving a change of control or an initial public offering, then, in lieu of the annual consulting fee and subject to certain qualifications, Apollo may elect to receive a lump sum payment equal to the present value of all consulting fees payable through the end of the term of the consulting agreement.

In addition, the Company will be required to pay Apollo a transaction fee if it engages in any merger, acquisition or similar transaction. The Company will also indemnify Apollo and its affiliates and their directors, officers and representatives for potential losses relating to the services to be provided under the consulting agreement.

9. SEGMENT INFORMATION

Management evaluates the operating results of each of its reportable segments based upon revenue and “Segment EBITDA,” which is defined as income from operations before depreciation and amortization. The presentation of Segment EBITDA may not be comparable to similarly titled measures used by other companies.

The Company

Three Months Ended March 31, 2006

	Membership Operations	Insurance and Package Operations	International Operations	Loyalty Operations	Corporate	Eliminations	Total Company
Net Revenues (a)	$108.0	$89.0	$33.2	$17.3	$—	$(1.6)	$245.9
Segment EBITDA	(20.0)	24.0	(0.1)	4.6	(1.0)	—	7.5

The Predecessor

Three Months Ended March 31, 2005

	Membership Operations	Insurance and Package Operations	International Operations	Loyalty Operations	Elimination	Total Predecessor
Net Revenues (a)	$183.8	$90.9	$53.1	$12.3	$(2.6)	$337.5
Segment EBITDA	0.2	21.9	6.7	2.7	—	31.5

(a)	Inter-segment net revenues were not significant to the net revenues of any one segment.

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COMBINED FINANCIAL STATEMENTS—(Continued)

Provided below is a reconciliation of Segment EBITDA to income/(loss) from operations:

	The Company	The Predecessor
	For the Three Months Ended March 31, 2006	For the Three Months Ended March 31, 2005
Segment EBITDA	$7.5	$31.5
Less depreciation and amortization	101.7	10.4

Income/(loss) from operations	$(94.2)	$21.1

10. GUARANTOR/NON-GUARANTOR SUPPLEMENTAL FINANCIAL INFORMATION

The following supplemental condensed consolidating and combining financial information presents the combined guarantor subsidiaries and the combined non-guarantor subsidiaries as defined in the indenture governing the Senior Notes. The guarantees are full and unconditional and joint and several obligations of each of the guarantor subsidiaries. There are no significant restrictions on the ability of the Company to obtain funds from any of its subsidiaries by dividends or loan. The supplemental financial information has been presented in lieu of separate financial statements of the guarantors as such separate financial statements are not considered meaningful.

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UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEET

AS OF MARCH 31, 2006

(In millions)

	The Company
	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Assets
Current assets:
Cash and cash equivalents	$64.6	$20.1	$84.7
Restricted cash	22.2	4.1	26.3
Investments	0.4	—	0.4
Receivables, net	43.1	31.9	75.0
Receivables from related parties	18.3	—	18.3
Profit-sharing receivables from insurance carriers	61.7	—	61.7
Prepaid commissions	52.3	5.2	57.5
Deferred income taxes	—	9.0	9.0
Other current assets	29.2	7.4	36.6

Total current assets	291.8	77.7	369.5
Property and equipment, net	94.7	7.5	102.2
Contract rights and list fees, net	5.7	—	5.7
Goodwill	352.5	8.4	360.9
Other intangibles, net	1,139.0	88.6	1,227.6
Other non-current assets	42.9	5.6	48.5

Total assets	$1,926.6	$187.8	$2,114.4

Liabilities and Stockholder’s Equity
Current liabilities:
Current portion of long-term debt	$20.3	$—	$20.3
Accounts payable and accrued expenses	223.1	40.4	263.5
Payables to related parties	2.2	2.3	4.5
Deferred revenue	200.3	13.9	214.2
Income taxes payable	1.0	1.0	2.0

Total current liabilities	446.9	57.6	504.5
Long-term debt	1,450.7	—	1,450.7
Deferred income taxes	1.1	28.8	29.9
Deferred revenue	10.5	2.9	13.4
Other long-term liabilities	5.2	0.8	6.0

Total liabilities	1,914.4	90.1	2,004.5
Minority interests	—	0.3	0.3
Stockholder’s Equity	12.2	97.4	109.6

Total liabilities and stockholder’s equity	$1,926.6	$187.8	$2,114.4

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND

COMBINED FINANCIAL STATEMENTS—(Continued)

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2005

(In millions)

	The Company
	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Assets
Current assets:
Cash and cash equivalents	$93.4	$20.0	$113.4
Restricted cash	22.1	6.1	28.2
Investments	0.4	—	0.4
Receivables, net	37.2	24.3	61.5
Receivables from related parties	13.6	0.1	13.7
Profit-sharing receivables from insurance carriers	62.7	—	62.7
Prepaid commissions	37.7	3.0	40.7
Other current assets	29.9	8.7	38.6

Total current assets	297.0	62.2	359.2
Property and equipment, net	99.5	8.2	107.7
Contract rights and list fees, net	1.8	—	1.8
Goodwill	352.5	13.7	366.2
Other intangibles, net	1,224.6	93.2	1,317.8
Other non-current assets	42.4	4.9	47.3

Total assets	$2,017.8	$182.2	$2,200.0

Liabilities and Stockholder’s Equity
Current liabilities:
Current portion of long-term debt	$20.4	$—	$20.4
Accounts payable and accrued expenses	234.5	42.0	276.5
Payables to related parties	2.5	0.6	3.1
Deferred revenue	141.5	7.1	148.6
Deferred income taxes	0.2	2.3	2.5
Income taxes payable	0.3	0.5	0.8

Total current liabilities	399.4	52.5	451.9
Long-term debt	1,470.6	—	1,470.6
Deferred income taxes	1.3	26.5	27.8
Deferred revenue	6.2	1.4	7.6
Other long-term liabilities	7.1	1.0	8.1

Total liabilities	1,884.6	81.4	1,966.0
Minority interests	—	0.1	0.1
Stockholder’s Equity	133.2	100.7	233.9

Total liabilities and stockholder’s equity	$2,017.8	$182.2	$2,200.0

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND

COMBINED FINANCIAL STATEMENTS—(Continued)

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2006

(In millions)

	The Company
	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated

Net Revenues	$212.7	$33.2	$245.9
Expenses:
Marketing and commissions	126.1	8.0	134.1
Operating costs	54.0	21.3	75.3
General and administrative	24.9	4.1	29.0
Depreciation and amortization	94.7	7.0	101.7

Total expenses	299.7	40.4	340.1

Loss from Operations	(87.0)	(7.2)	(94.2)
Interest income	1.0	0.2	1.2
Interest expense	(34.0)	(0.1)	(34.1)

Loss Before Income Taxes and Minority Interests	(120.0)	(7.1)	(127.1)
Provision for/(benefit from) income taxes	1.0	(1.9)	(0.9)
Minority interests, net of tax	—	0.1	0.1

Net Loss	$(121.0)	$(5.3)	$(126.3)

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND

COMBINED FINANCIAL STATEMENTS—(Continued)

UNAUDITED CONDENSED COMBINING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2005

(In millions)

	The Predecessor
	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Combined
Net Revenues	$284.5	$53.0	$337.5

Expenses:
Marketing and commissions	154.3	13.8	168.1
Operating costs	79.6	26.8	106.4
General and administrative	26.4	5.7	32.1
Gain on sale of assets	(0.6)	—	(0.6)
Depreciation and amortization	8.9	1.5	10.4

Total expenses	268.6	47.8	316.4

Income from Operations	15.9	5.2	21.1
Interest income	0.2	0.3	0.5
Interest expense	(0.3)	—	(0.3)
Other income, net	(0.1)	—	(0.1)

Income Before Income Taxes	15.7	5.5	21.2
Provision for income taxes	5.8	2.2	8.0
Minority interests, net of tax	—	0.1	0.1

Net Income	$9.9	$3.2	$13.1

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND

COMBINED FINANCIAL STATEMENTS—(Continued)

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2006

(In millions)

	The Company
	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Operating Activities
Net loss	$(121.0)	$(5.3)	$(126.3)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	94.7	7.0	101.7
Amortization of debt discount and financing costs	4.4	—	4.4
Deferred income taxes	(0.3)	(3.8)	(4.1)
Net change in assets and liabilities:
Receivables	(6.9)	(5.9)	(12.8)
Receivables from related parties	(5.1)	0.5	(4.6)
Profit-sharing receivables from insurance carriers	1.1	—	1.1
Prepaid commissions	(14.6)	(2.2)	(16.8)
Other current assets	0.5	1.7	2.2
Contract rights and list fees	(4.1)	—	(4.1)
Other non-current assets	(4.8)	(0.5)	(5.3)
Accounts payable and accrued expenses	(11.5)	(2.3)	(13.8)
Payables to related parties	1.1	0.3	1.4
Deferred revenue	63.2	7.9	71.1
Income taxes receivable and payable	0.7	0.4	1.1
Other long-term liabilities	(1.9)	(0.2)	(2.1)
Minority interests and other, net	0.1	0.2	0.3

Net cash used in operating activities	(4.4)	(2.2)	(6.6)

Investing Activities
Capital expenditures	(4.2)	(0.2)	(4.4)
Restricted cash	(0.1)	2.1	2.0

Net cash provided by/(used in) investing activities	(4.3)	1.9	(2.4)

Financing Activities
Principal payments on borrowings	(20.1)	—	(20.1)

Net cash provided by/(used in) financing activities	(20.1)	—	(20.1)

Effect of changes in exchange rates on cash and cash equivalents	—	0.4	0.4

Net increase/(decrease) in cash and cash equivalents	(28.8)	0.1	(28.7)
Cash and cash equivalents, beginning of period	93.4	20.0	113.4

Cash and Cash Equivalents, End of Period	$64.6	$20.1	$84.7

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND

COMBINED FINANCIAL STATEMENTS—(Continued)

UNAUDITED CONDENSED COMBINING STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2005

(In millions)

	The Predecessor
	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Combined
Operating Activities
Net income	$9.9	$3.2	$13.1
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation and amortization	8.9	1.5	10.4
Gain on sale of assets	(0.6)	—	(0.6)
Loss on disposal of property and equipment	1.6	0.1	1.7
Loss on mark-to-market of Cendant stock	0.1	—	0.1
Deferred income taxes	16.8	(35.7)	(18.9)
Net change in assets and liabilities:
Receivables	1.6	6.2	7.8
Profit-sharing receivables from insurance carriers	(11.6)	—	(11.6)
Prepaid commissions	2.7	0.2	2.9
Other current assets	(2.3)	(1.0)	(3.3)
Deferred acquisition costs	2.1	—	2.1
Contract rights and list fees	(0.6)	—	(0.6)
Other non-current assets	0.1	0.9	1.0
Accounts payable and accrued expenses	(3.2)	(2.0)	(5.2)
Deferred revenue	(20.4)	(1.9)	(22.3)
Income taxes receivable and payable	1.5	1.7	3.2
Minority interests and other, net	—	—	—

Net cash provided by/(used in) operating activities	6.6	(26.8)	(20.2)

Investing Activities
Capital expenditures	(5.0)	(0.6)	(5.6)
Restricted cash	(0.7)	—	(0.7)

Net cash used in investing activities	(5.7)	(0.6)	(6.3)

Financing Activities
Principal payments on borrowings	(0.2)	—	(0.2)
Payment for Cendant credit agreement	(20.0)	—	(20.0)
Decrease / (increase) in advances to Cendant, net	19.8	42.6	62.4

Net cash provided by/(used in) financing activities	(0.4)	42.6	42.2

Effect of changes in exchange rates on cash and cash equivalents	—	(0.8)	(0.8)

Net increase in cash and cash equivalents	0.5	14.4	14.9
Cash and cash equivalents, beginning of period	4.4	18.1	22.5

Cash and Cash Equivalents, End of Period	$4.9	$32.5	$37.4

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND

COMBINED FINANCIAL STATEMENTS—(Continued)

11. SUBSEQUENT EVENTS

As discussed in Note 4—Long-Term Debt, on April 26, 2006, the Company issued $355.5 million aggregate principal amount of its Senior Subordinated Notes and applied the gross proceeds of $350.5 million to repay $349.5 million of outstanding borrowings under its Bridge Loan, plus accrued interest, and used cash on hand to pay fees and expenses associated with such issuance.

The interest on the Senior Subordinated Notes is payable semi-annually. The Company may redeem some or all of the Senior Subordinated Notes at any time on or after October 15, 2010 at the redemption prices (generally at a premium) set forth in the indenture governing the Senior Subordinated Notes. In addition, on or before October 15, 2008, the Company may redeem up to 35% of the aggregate principal amount of the Senior Subordinated Notes with the net proceeds of certain equity offerings, provided that at least 65% of the aggregate principal amount of the Senior Subordinated Notes initially issued remain outstanding immediately after such redemption. The Senior Subordinated Notes are unsecured obligations of the Company. The Senior Subordinated Notes are guaranteed by the same subsidiaries of the Company that guarantee the Company’s $960 million senior secured credit facility (the “Affinion Credit Facility”), the Senior Notes and the Bridge Loan as discussed in Note 10–Guarantor/Non-Guarantor Supplemental Financial Information. The Senior Subordinated Notes contain restrictive covenants related primarily to the Company’s ability to distribute dividends, redeem or repurchase capital stock, sell assets, issue additional debt or merge with or acquire other companies.

Also as discussed in Note 4—Long-Term Debt, on May 3, 2006 the Company issued an additional $34.0 million aggregate principal amount of the Senior Notes at a premium and applied the proceeds, together with cash on hand, to repay the remaining $34.1 million of outstanding borrowings under its Bridge Loan, plus accrued interest, and to pay fees and expenses associated with such issuance. These Senior Notes were issued as additional notes under the Senior Notes indenture dated October 17, 2005, and, together with the $270.0 million of Senior Notes originally issued under such indenture, are treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The aggregate principal amount of all Senior Notes as of May 3, 2006 was $304.0 million.

On May 15, 2006 the Company used available cash on hand to prepay on a voluntary basis, $20.0 million principal amount under the Affinion Credit Facility.

****

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

The following applies to Affinion Group, Inc., Affinion Benefits Group, Inc., Affinion Data Services, Inc., Travelers Advantage Services, Inc., Trilegiant Corporation, Trilegiant Insurance Services, Inc., Affinion Loyalty Group, Inc. and Trilegiant Retail Services, Inc. (each a “Delaware Registrant” and collectively the “Delaware Registrants”):

Each of the Delaware Registrants is a Delaware corporation. Section 145(a) of the Delaware General Corporation Law (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Further subsections of DGCL Section 145 provide that:

•	to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection therewith;

•	the indemnification and advancement of expenses provided for pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and

•	the corporation shall have the power to purchase and maintain insurance of behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

As used in this Item 20, the term “proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether or not by or in the right of a Delaware Registrant, and whether civil, criminal, administrative, investigative or otherwise. Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of each Delaware Registrant under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Act”). Each of the Delaware Registrants may, in its discretion, similarly indemnify its employees and agents. Each Delaware Registrant’s Bylaws provide, in effect, that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, the Delaware Registrant will indemnify any and all of its officers, directors, employees and agents. In addition, each Delaware Registrant’s organizational documents relieves its directors from monetary damages to it or its stockholders for breach of such director’s fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (v) for any transactions from which the director derived an improper personal benefit.

Affinion Group, Inc. currently maintains an insurance policy which, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers of Affinion Group, Inc. and its subsidiaries in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of Affinion Group, Inc. or its subsidiaries.

The following applies to Affinion Group, LLC and Affinion Publishing, LLC:

Affinion Group, LLC and Affinion Publishing, LLC are Delaware limited liability companies. Section 108 of the Delaware Limited Liability Company Act (the “LLC Act”) provides that subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. The Limited Liability Company Agreement of Affinion Group, LLC (“Affinion Group’s LLC Agreement”) provides that Affinion Group, LLC may indemnify its managers, officers, employees and other agents to the maximum extent permitted under the LLC Act, unless the loss or damage for which indemnification is sought is the result of fraud, deceit, gross negligence, wilfull misconduct, breach of Affinion Group’s LLC Agreement or a wrongful taking by the manager, officer, employee or other agent. Affinion Group’s LLC Agreement also provide that expenses incurred in connection with an action or proceeding for which indemnification is sought may be paid by Affinion Group, LLC in advance of the final disposition of such action upon receipt of an undertaking by such, manager, officer, employee or other agent to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by Affinion Group, LLC

The Limited Liability Company Operating Agreement of Affinion Publishing, LLC provides that Affinion Publishing, LLC may, to the fullest extent allowed by the LLC Act, indemnify and hold harmless its sole member from and against any and all claims and demands arising by reason of the fact that the sole member is, or was, a member of Affinion Publishing, LLC.

The following applies to CUC Asia Holdings:

CUC Asia Holdings is a Delaware partnership. There is nothing in the General Partnership Agreement of CUC Asia Holdings or any other contract or other arrangement under which any controlling persons, director or officer of CUC Asia Holdings is insured or indemnified in any manner against liability which he may incur in his capacity as such.

The following applies to Cardwell Agency, Inc.:

Cardwell Agency Inc. (“Cardwell”) is a Virginia corporation. The Virginia Stock Corporation Act (the “VCA”) permits and the Articles of Incorporation of Cardwell require, indemnification of the directors and officers of the Cardwell in a variety of circumstances, which may include liabilities under the Securities Act.

Under sections 13.1-697 and 13.1-702 of the VCA, a Virginia corporation generally is authorized to indemnify its directors and officers in civil or criminal actions if they acted in good faith and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. The Articles of Incorporation of Cardwell provide that each person now or hereafter a director or officer of the corporation shall be indemnified by the corporation against all costs and expenses, including all attorneys’ fees, imposed upon or reasonably incurred by him in connection with or resulting from any action, suit, proceeding, or claim to which he is or may be a party by reason of his being or having been a director or officer of the corporation or at its request, of any other corporation (whether or not a director or officer at the time such cost or expenses are incurred by or imposed upon him), except in relation to matters as to which he shall have been finally adjudged in such action, suit, proceeding, or upon such claim, to be liable for negligence or malfeasance in the performance of his duties as such director or officer.

The Amended and Restated Bylaws of Cardwell provide for indemnification to the fullest extent permitted by the VCA. The Amended and Restated Bylaws of Cardwell also provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another company or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity while serving as a director, officer or employee or in any other capacity while serving as a director, officer or employee, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the VCA against all expense, liability and loss (including attorneys’ fees, judgments, fines, excise taxes or amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer or employee.

The Amended and Restated Bylaws of Cardwell also provide that Cardwell may purchase and maintain insurance to protect itself and any person who is or was a director, officer, employee or agent of the corporation or any person who is or was serving at the request of the corporation as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the VCA.

The following applies to Long Term Preferred Care, Inc.:

Long Term Preferred Care, Inc. (“Long Term”) is a Tennessee corporation. The Tennessee Business Corporation Act (“TBCA”) provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if: (a) such person acted in good faith; (b) in the case of conduct in an official capacity with the corporation, he reasonably believed such conduct was in the corporation’s best interests; (c) in all other cases, he reasonably believed that his conduct was at least not opposed to the best interests of the corporation; and (d) in connection with any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA provides that a court of competent jurisdiction, unless the corporation’s charter provides otherwise, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that

(a) such officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation; (b) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him; or (c) such officer or director breached his duty of care to the corporation. The Charter of Long Term provides that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, by reason of the fact that he is or was a director of the corporation or is or was serving at the request of the corporation as a director of another corporation or of a partnership, joint venture, trust or other enterprise, whether the basis of such proceeding is alleged action in an official capacity as a director or in any other capacity while serving as a director, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the TBCA against all expense, liability and loss reasonably incurred in connection with the proceeding. Long Term’s Charter also provides that the corporation may indemnify and advance expenses to an officer, employee or agent who is not a director to the same extent as to a director by specific action of its board of directors or by contract.

Long Term’s Amended and Restated Bylaws provide that the corporation shall indemnify and advance expenses to persons who are or were the directors or officers of the corporation or any person who may have served at the request of Long Term’s Board of Directors or its Chief Executive Officer as a director or officer of another corporation, to the full extent of Tennessee law. Long Term’s Amended and Restated Bylaws also provide that it may indemnify and advance expenses to any employee or agent of Long Term who is not a director or officer to the same extent as to a director or officer, if the Board of Directors determines that to do so is in the best interests of Long Term.

Long Term’s Amended and Restated Bylaws also provide that the corporation may purchase and maintain insurance, at its expense, to protect itself and any person who is or was a director, officer, employee or agent of Long Term or any person who, while a director, officer, employee or agent of Long Term, is or was serving at the request of Long Term as a director, officer, employer or agent of another company, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Long Term would have the power to indemnify such person against such expense, liability or loss under the TBCA.

The following applies to Trilegiant Auto Services, Inc.:

Trilegiant Auto Services, Inc. (“Trilegiant Auto”) is a Wyoming corporation. The Amended and Restated Bylaws of Trilegiant Auto provide that to the fullest extent permitted by the Wyoming Business Corporation Act (the “WBCA”), a director of Trilegiant Auto shall not be liable to the corporation or its stockholders for breach of fiduciary duty as a director.

Section 17-16-851(d) of the WBCA provides that unless ordered to do so by a court, a corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met certain applicable standards of conduct; or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled. Section 17-16-852 of the WBCA provides for mandatory indemnification of a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director, against reasonable expenses incurred in connection with the proceeding. Section 17-16-856 of the WBCA provides that an officer may be indemnified to the same extent as a director, and if he is not also a director, to such further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors or contract; except for liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding, or certain other types of liability specified in the WBCA such as an intentional violation of criminal law.

Trilegiant Auto’s Amended and Restated Bylaws provide that the right to indemnification shall include the right to be paid by Trilegiant Auto the expenses incurred in defending any such proceeding in advance of the final disposition of the proceeding. Section 17-16-853 of the WBCA states that a corporation may advance reasonable expenses incurred by a director if the person incurring such expenses delivers to the corporation a written affirmation of his good faith belief that he has met the applicable standard of conduct and a written undertaking to repay any funds advanced if he is not entitled to mandatory indemnification and it is ultimately determined that he has not met the applicable standard of conduct.

In addition, Trilegiant Auto’s Amended and Restated Bylaws provide that it may purchase and maintain insurance providing coverage for any person who is or was a director, officer, employee or agent of Trilegiant Auto, or is or was serving at Trilegiant Auto’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any capacity or arising out of his status, whether or not it would have the power to indemnify him under the provisions of the WBCA.

Item 21.	Exhibits and Financial Statement Schedules

(a) The following exhibits are attached hereto:

Exhibit		Description
2.1†	*	Purchase Agreement, dated as of July 26, 2005, by and among Cendant Corporation, Affinion Group, Inc. (f/k/a Affinity Acquisition, Inc.), and Affinion Group Holdings, Inc. (f/k/a Affinity Acquisition Holdings, Inc.), as amended by Amendment No. 1 thereto, dated as of October 17, 2005, among Cendant Corporation, Affinion Group, Inc. (f/k/a Affinity Acquisition, Inc.), and Affinion Group Holdings, Inc. (f/k/a Affinity Acquisition Holdings, Inc.).

3.1	*	Amended and Restated Certificate of Incorporation of Affinion Group, Inc. filed in the State of Delaware on September 27, 2005.

3.2	*	By-laws of Affinion Group, Inc.

3.3	*	Certificate of Incorporation of Affinion Benefits Group, Inc. filed in the State of Delaware, including all amendments thereto and as last amended on January 13, 2006.

3.4	*	Second Amended and Restated By-laws of Affinion Benefits Group, Inc. (f/k/a Progeny Marketing Innovations, Inc.).

3.5	*	Certificate of Incorporation of Affinion Data Services, Inc. filed in the State of Delaware, including all amendments thereto and as last amended on September 28, 2005.

3.6	*	Amended and Restated By-laws of Affinion Data Services, Inc.

3.7	*	Certificate of Formation Affinion Group, LLC filed in the State of Delaware, including all amendments thereto and as last amended on September 28, 2005.

3.8	*	Limited Liability Company Agreement of Affinion Group, LLC (f/k/a Cendant Marketing Group, LLC).

3.9	*	Certificate of Formation of Affinion Publishing, LLC filed in the State of Delaware, effective December 31, 2005.

3.10	*	Limited Liability Company Operating Agreement of Affinion Publishing, LLC.

3.11	*	Articles of Incorporation of Cardwell Agency, Inc. filed in the Commonwealth of Virginia on June 6, 1986.

3.12	*	Amended and Restated By-laws of Cardwell Agency, Inc.

3.13	*	Partnership Agreement of CUC Asia Holdings dated June 27, 1996.

3.14	*	Charter of Long Term Preferred Care, Inc., filed in the State of Tennessee, including all amendments thereto and as last amended on November 13, 1995.

Exhibit		Description
3.15	*	Amended and Restated Bylaws of Long Term Preferred Care, Inc.

3.16	*	Certificate of Incorporation of Travelers Advantage Services, Inc. filed in the State of Delaware on January 19, 2005.

3.17	*	Amended and Restated By-laws of Travelers Advantage Services, Inc.

3.18	*	Articles of Incorporation of Trilegiant Auto Services, Inc. filed in the State of Wyoming, including all amendments thereto and as last amended on December 28, 2005.

3.19	*	Amended and Restated Bylaws of Trilegiant Auto Services, Inc.

3.20	*	Restated Certificate of Incorporation of Trilegiant Corporation filed in the State of Delaware, including all amendments thereto and as last amended on December 28, 2005.

3.21	*	Amended and Restated By-laws of Trilegiant Corporation.

3.22	*	Certificate of Incorporation of Trilegiant Insurance Services, Inc. filed in the State of Delaware, including all amendments thereto and as last amended on October 17, 2002.

3.23	*	Amended and Restated By-laws of Trilegiant Insurance Services, Inc.

3.24	*	Certificate of Incorporation of Affinion Loyalty Group, Inc. filed in the State of Delaware, including all amendments thereto and as last amended on February 21, 2006.

3.25	*	Amended and Restated Bylaws of Affinion Loyalty Group, Inc. (f/k/a Trilegiant Loyalty Solutions, Inc.).

3.26	*	Certificate of Incorporation of Trilegiant Retail Services, Inc. filed in the State of Delaware, including all amendments thereto and as last amended on December 28, 2005.

3.27	*	Amended and Restated By-laws of Trilegiant Retail Services, Inc.

4.1	*	Indenture, dated as of October 17, 2005 governing the 10 1/8% Senior Notes due 2013, among Affinion Group, Inc., a Delaware corporation, the Subsidiary Guarantors (as defined therein) and Wells Fargo Bank, National Association, as trustee.

4.2	*	Indenture, dated as of April 26, 2006 governing the 11 1/2% Senior Subordinated Notes due 2015, among Affinion Group, Inc., a Delaware corporation, the Subsidiary Guarantors (as defined therein) and Wells Fargo Bank, National Association, as trustee.

4.3	*	Registration Rights Agreement, dated as of October 17, 2005, among Affinion Group, Inc., a Delaware corporation, Credit Suisse Securities First Boston LLC, Deutsche Bank Securities LLC, Banc of America Securities LLC, BNP Paribas Securities Corp and the guarantors listed on Schedule B attached thereto.

4.4	*	Registration Rights Agreement, dated as of April 26, 2006, among Affinion Group, Inc., a Delaware corporation, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities LLC, Banc of America Securities LLC, BNP Paribas Securities Corp and the guarantors listed on Schedule B attached thereto.

4.5	*	Registration Rights Agreement, dated as of May 3, 2006, among Affinion Group, Inc., a Delaware corporation, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities LLC, Banc of America Securities LLC, BNP Paribas Securities Corp and the guarantors listed on Schedule B attached thereto.

4.6	*	Form of 10 1/8% Senior Note due 2013 (included in the Indenture filed as Exhibit 4.1 to this Registration Statement).

4.7	*	Form of 11 1/2% Senior Subordinated Note due 2015 (included in the Indenture filed as Exhibit 4.2 to this Registration Statement).

Exhibit		Description
5.1	**	Opinion of Akin Gump Strauss Hauer & Feld LLP.

5.2	**	Opinion of Bass, Berry & Sims PLC.

5.3	**	Opinion of Troutman Sanders LLP.

5.4	**	Opinion of Holland & Hart LLP.

10.1	*	Credit Agreement, dated as of October 17, 2005, among Affinion Group Holdings, Inc., a Delaware corporation, Affinion Group, Inc., a Delaware corporation, the Lenders from time to time party hereto, Credit Suisse, Cayman Islands Branch, as administrative agent for the Lenders, Deutsche Bank Securities Inc., as syndication agent and Bank of America, N.A. and BNP Paribas Securities Corp., as documentation agents.

10.2	*	Senior Subordinated Bridge Loan Agreement, dated as of October 17, 2005, among Affinion Group Holdings, Inc., a Delaware corporation, Affinion Group, Inc., a Delaware corporation, the Lenders from time to time party hereto, Credit Suisse, Cayman Islands Branch, as administrative agent for the Lenders, Deutsche Bank Securities Inc., as syndication agent and Banc of America Bridge and BNP Paribas Securities Corp., as documentation agents.

10.3	*	Guarantee and Collateral Agreement, dated and effective as of October 17, 2005, among Affinion Group Holdings, Inc., Affinion Group, Inc., each Subsidiary of the Borrower identified therein and Credit Suisse, Cayman Islands Branch, as administrative agent.

10.4	*	Management Investor Rights Agreement, dated as of October 17, 2005 among Affinion Group Holdings, Inc., a Delaware corporation, Affinion Group Holdings, LLC, a Delaware limited liability company, and the holders that are parties thereto.

10.5	*	Consulting Agreement, dated as of October 17, 2005, between Affinion Group, Inc., a Delaware corporation, and Apollo Management V, L.P., a Delaware limited partnership.

10.6	*	Affinion Group Holdings, Inc. 2005 Stock Incentive Plan, dated as of October 17, 2005.

10.7	*	Restricted Stock Agreement, dated as of October 17, 2005, between Affinion Group Holdings, Inc. and Nathaniel J. Lipman.

10.8	*	Option Agreement, dated as of October 17, 2005, between Affinion Group Holdings, Inc. and Nathaniel J. Lipman.

10.9	*	Option Agreement, dated as of October 17, 2005, between Affinion Group Holdings, Inc. and Optionee (with Optionee signatories being Rooney, Rauscher, Rusin, Siegel, among others).

10.10	*	Option Agreement, dated as of January 2, 2006, between Affinion Group Holdings, Inc. and Maureen E. O’Connell.

10.11	*	Retention Letter Agreement by and between Officer and Cendant Marketing Services Division as amended through June 28, 2005 (assumed by Affinion Group, Inc.) (as modified by the Subscription Agreement, dated as of October 17, 2005) (with Officer signatories being Lipman, Rauscher, Rusin, Siegel, among others).

10.12	*	Retention Letter Agreement by and between Robert Rooney and Cendant Marketing Services Division as amended through June 28, 2005 (assumed by Affinion Group, Inc.) (as modified by the Subscription Agreement, dated as of October 17, 2005).

10.13	*	Severance Agreement, dated May 29, 2002, by and between Todd H. Siegel and Trilegiant Corporation (assumed by Affinion Group, Inc.).

10.14	*	Severance Agreement, dated November 9, 2004, by and between Thomas J. Rusin and Trilegiant Corporation (assumed by Affinion Group. Inc.).

Exhibit		Description
10.15	*	Subscription Agreement, dated as of October 17, 2005, between Affinion Group Holdings, Inc. and Investor (with Investor signatories being Rooney, Rauscher, Rusin, Siegel, among others).

10.16	*	Subscription Agreement, dated as of October 17, 2005, between Affinion Group Holdings, Inc. and Nathaniel J. Lipman.

10.17	*	Subscription Agreement, dated as of January 2, 2006, between Affinion Group Holdings, Inc. and Maureen E. O’Connell.

10.18	*	Supplemental Bonus Letter by and between Officer and Cendant Marketing Services Division dated September 28, 2005 (assumed by Affinion Group, Inc.) (with Officer signatories being Lipman, Rooney, Raucher, Rusin, Siegel, among others).

10.19	*	Employment Agreement, dated as of October 17, 2005, between Affinion Group, Inc., and Nathaniel J. Lipman.

10.20	*	Employment Agreement, dated as of June 15, 2005, by and between Affinion Group, LLC (f/k/a Cendant Marketing Group LLC), Affinion International Holdings Limited (f/k/a Cendant International Holdings Limited), and Robert Rooney.

10.21	*	Employment Agreement, dated as of September 10, 2002, by and between Trilegiant Corporation and Michael Rauscher.

10.22	*	Employment Agreement, dated as of December 1, 2005, by and between Affinion Group, Inc. and Maureen E. O’Connell.

10.23	*	Patent License Agreement, dated as of October 17, 2005, between CD Intellectual Property Holdings, LLC, a Delaware corporation and Trilegiant Loyalty Solutions, Inc., a Delaware corporation.

10.24		Separation Agreement, dated as of July 5, 2006 between Affinion Group, Inc., Affinion Group Holdings, Inc. and Maureen E. O’Connell. Incorporated herein by reference to Exhibit 10.1 to Affinion Group, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2006 (File No. 333-133895).

12.1	*	Statement regarding earnings to fixed charges ratio.

21.1	*	Subsidiaries of Affinion Group, Inc.

23.1	**	Consent of Akin Gump Strauss Hauer & Feld LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement).

23.2		Consent of Deloitte & Touche LLP, an independent registered public accounting firm.

24.1	*	Powers of Attorney of Directors and Officers of the registrants (included on signature pages to original Registration Statement).

24.2	*	Power of Attorney of Robert B. Hedges, Jr.

25.1	*	Form T-1 of Wells Fargo Bank, National Association (with respect to the 10 1/8% Senior Notes due 2013).

25.2	*	Form T-1 of Wells Fargo Bank, National Association (with respect to the 11½% Senior Subordinated Notes due 2015).

99.1	*	Form of Letter of Transmittal.

99.2	*	Form of Notice of Guaranteed Delivery.

99.3	*	Form of Letter to Brokers.

99.4	*	Form of Letter to Clients.

*	Previously filed.
**	To be filed by amendment.
†	The schedules and exhibits to this agreement are omitted pursuant to Item 601(b)(2) of Regulation S-K. Affinion Group, Inc. agrees to furnish supplementally to the SEC, upon request, a copy of any omitted schedule or exhibit.

(b) Financial Statement Schedules

All financial statement schedules are omitted because they are inapplicable, not required or the information has been disclosed elsewhere in the consolidated financial statements or notes thereto.

Item 22.	Undertakings

The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrants hereby undertake to respond to requests for information that is included in the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norwalk, State of Connecticut, on the 18th day of July, 2006.

AFFINION GROUP, INC.

By:	/s/ NATHANIEL J. LIPMAN
Nathaniel J. Lipman
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ NATHANIEL J. LIPMAN Nathaniel J. Lipman	President, Chief Executive Officer and Director (Principal Executive Officer)	July 18, 2006

/s/ MAUREEN E. O’CONNELL Maureen E. O’Connell	Executive Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer)	July 18, 2006

* Robert B. Hedges, Jr.	Director	July 18, 2006

* Marc E. Becker	Director	July 18, 2006

* Stan Parker	Director	July 18, 2006

* Eric L. Press	Director	July 18, 2006

* Eric Zinterhofer	Director	July 18, 2006

*By:	/s/ NATHANIEL J. LIPMAN
Nathaniel J. Lipman
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norwalk, State of Connecticut, on the 18th day of July, 2006.

AFFINION BENEFITS GROUP, INC.
AFFINION DATA SERVICES, INC.
AFFINION LOYALTY GROUP, INC.
TRILEGIANT CORPORATION

By:	/s/ NATHANIEL J. LIPMAN
Nathaniel J. Lipman
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ NATHANIEL J. LIPMAN Nathaniel J. Lipman	President, Chief Executive Officer and Director (Principal Executive Officer)	July 18, 2006

/s/ MAUREEN E. O’CONNELL Maureen E. O’Connell	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	July 18, 2006

/s/ BRIAN DICK Brian Dick	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	July 18, 2006

* Robert G. Rooney	Executive Vice President and Director	July 18, 2006

*By:	/s/ NATHANIEL J. LIPMAN
Nathaniel J. Lipman Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norwalk, State of Connecticut, on the 18th day of July, 2006.

AFFINION GROUP, LLC

By:	/s/ NATHANIEL J. LIPMAN
Nathaniel J. Lipman
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ NATHANIEL J. LIPMAN Nathaniel J. Lipman	President and Chief Executive Officer (Principal Executive Officer)	July 18, 2006

/s/ MAUREEN E. O’CONNELL Maureen E. O’Connell	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	July 18, 2006

/s/ BRIAN DICK Brian Dick	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	July 18, 2006

AFFINION GROUP, INC.	Sole Managing Member	July 18, 2006

By:	/s/ NATHANIEL J. LIPMAN
Name:	Nathaniel J. Lipman
Title:	President, Chief Executive Officer and Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norwalk, State of Connecticut, on the 18th day of July, 2006.

AFFINION PUBLISHING, LLC

By:	/s/ NATHANIEL J. LIPMAN
Nathaniel J. Lipman
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ NATHANIEL J. LIPMAN Nathaniel J. Lipman	President and Chief Executive Officer (Principal Executive Officer)	July 18, 2006

/s/ MAUREEN E. O’CONNELL Maureen E. O’Connell	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	July 18, 2006

/s/ BRIAN DICK Brian Dick	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	July 18, 2006

AFFINION BENEFITS GROUP, INC.	Sole Managing Member	July 18, 2006

By:	/s/ NATHANIEL J. LIPMAN
Name:	Nathaniel J. Lipman
Title:	President, Chief Executive Officer and Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norwalk, State of Connecticut, on the 18th day of July, 2006.

CARDWELL AGENCY, INC.
LONG TERM PREFERRED CARE, INC.
TRAVELERS ADVANTAGE SERVICES, INC.
TRILEGIANT AUTO SERVICES, INC.
TRILEGIANT INSURANCE SERVICES, INC.
TRILEGIANT RETAIL SERVICES, INC.

By:	/s/ NATHANIEL J. LIPMAN
Nathaniel J. Lipman
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ NATHANIEL J. LIPMAN Nathaniel J. Lipman	President, Chief Executive Officer and Director (Principal Executive Officer)	July 18, 2006

/s/ MAUREEN E. O’CONNELL Maureen E. O’Connell	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	July 18, 2006

/s/ BRIAN DICK Brian Dick	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	July 18, 2006

* Robert G. Rooney	Director	July 18, 2006

*By	/s/ NATHANIEL J. LIPMAN
Nathaniel J. Lipman Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norwalk, State of Connecticut, on the 18th day of July, 2006.

CUC ASIA HOLDINGS, by its partners

TRILEGIANT CORPORATION

By:	/s/ NATHANIEL J. LIPMAN
Nathaniel J. Lipman
Chief Executive Officer

TRILEGIANT RETAIL SERVICES, INC.

By:	/s/ NATHANIEL J. LIPMAN
Nathaniel J. Lipman
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ NATHANIEL J. LIPMAN Nathaniel J. Lipman	(1)	July 18, 2006

/s/ MAUREEN E. O’CONNELL Maureen E. O’Connell	(2)	July 18, 2006

/s/ BRIAN DICK Brian Dick	(3)	July 18, 2006

* Robert G. Rooney	(4)	July 18, 2006

*By	/s/ NATHANIEL J. LIPMAN
Nathaniel J. Lipman Attorney-in-fact

(1)	Nathaniel J. Lipman has signed this Amendment No. 3 to the Registration Statement as President, Chief Executive Officer and Director (Principal Executive Officer) for Trilegiant Corporation, as general partner of CUC Asia Holdings and as President, Chief Executive Officer and Director (Principal Executive Officer) for Trilegiant Retail Services, Inc., as general partner of CUC Asia Holdings.

(2)	Maureen E. O’Connell has signed this Amendment No. 3 to the Registration Statement as Executive Vice President and Chief Financial Officer (Principal Financial Officer) for Trilegiant Corporation, as general partner of CUC Asia Holdings and as Executive Vice President and Chief Financial Officer (Principal Financial Officer) for Trilegiant Retail Services, Inc., as general partner of CUC Asia Holdings
(3)	Brian Dick has signed this Amendment No. 3 to the Registration Statement as Senior Vice President and Chief Accounting Officer (Principal Accounting Officer) for Trilegiant Corporation, as general partner of CUC Asia Holdings and as Senior Vice President and Chief Accounting Officer (Principal Accounting Officer) for Trilegiant Retail Services, Inc., as general partner of CUC Asia Holdings
(4)	Robert G. Rooney has signed this Amendment No. 3 to the Registration Statement as Executive Vice President and Director for Trilegiant Corporation, as general partner of CUC Asia Holdings and as Director of Trilegiant Retail Services, Inc., as general partner of CUC Asia Holdings

EXHIBIT INDEX

Exhibit		Description
2.1†	*	Purchase Agreement, dated as of July 26, 2005, by and among Cendant Corporation, Affinion Group, Inc. (f/k/a Affinity Acquisition, Inc.), and Affinion Group Holdings, Inc. (f/k/a Affinity Acquisition Holdings, Inc.), as amended by Amendment No. 1 thereto, dated as of October 17, 2005, among Cendant Corporation, Affinion Group, Inc. (f/k/a Affinity Acquisition, Inc.), and Affinion Group Holdings, Inc. (f/k/a Affinity Acquisition Holdings, Inc.).

3.1	*	Amended and Restated Certificate of Incorporation of Affinion Group, Inc. filed in the State of Delaware on September 27, 2005.

3.2	*	By-laws of Affinion Group, Inc.

3.3	*	Certificate of Incorporation of Affinion Benefits Group, Inc. filed in the State of Delaware, including all amendments thereto and as last amended on January 13, 2006.

3.4	*	Second Amended and Restated By-laws of Affinion Benefits Group, Inc. (f/k/a Progeny Marketing Innovations, Inc.).

3.5	*	Certificate of Incorporation of Affinion Data Services, Inc. filed in the State of Delaware, including all amendments thereto and as last amended on September 28, 2005.

3.6	*	Amended and Restated By-laws of Affinion Data Services, Inc.

3.7	*	Certificate of Formation Affinion Group, LLC filed in the State of Delaware, including all amendments thereto and as last amended on September 28, 2005.

3.8	*	Limited Liability Company Agreement of Affinion Group, LLC (f/k/a Cendant Marketing Group, LLC).

3.9	*	Certificate of Formation of Affinion Publishing, LLC filed in the State of Delaware, effective December 31, 2005.

3.10	*	Limited Liability Company Operating Agreement of Affinion Publishing, LLC.

3.11	*	Articles of Incorporation of Cardwell Agency, Inc. filed in the Commonwealth of Virginia on June 6, 1986.

3.12	*	Amended and Restated By-laws of Cardwell Agency, Inc.

3.13	*	Partnership Agreement of CUC Asia Holdings dated June 27, 1996.

3.14	*	Charter of Long Term Preferred Care, Inc., filed in the State of Tennessee, including all amendments thereto and as last amended on November 13, 1995.

3.15	*	Amended and Restated Bylaws of Long Term Preferred Care, Inc.

3.16	*	Certificate of Incorporation of Travelers Advantage Services, Inc. filed in the State of Delaware on January 19, 2005.

3.17	*	Amended and Restated By-laws of Travelers Advantage Services, Inc.

3.18	*	Articles of Incorporation of Trilegiant Auto Services, Inc. filed in the State of Wyoming, including all amendments thereto and as last amended on December 28, 2005.

3.19	*	Amended and Restated Bylaws of Trilegiant Auto Services, Inc.

3.20	*	Restated Certificate of Incorporation of Trilegiant Corporation filed in the State of Delaware, including all amendments thereto and as last amended on December 28, 2005.

3.21	*	Amended and Restated By-laws of Trilegiant Corporation.

3.22	*	Certificate of Incorporation of Trilegiant Insurance Services, Inc. filed in the State of Delaware, including all amendments thereto and as last amended on October 17, 2002.

Exhibit		Description

3.23	*	Amended and Restated By-laws of Trilegiant Insurance Services, Inc.

3.24	*	Certificate of Incorporation of Affinion Loyalty Group, Inc. filed in the State of Delaware, including all amendments thereto and as last amended on February 21, 2006.

3.25	*	Amended and Restated Bylaws of Affinion Loyalty Group, Inc. (f/k/a Trilegiant Loyalty Solutions, Inc.).

3.26	*	Certificate of Incorporation of Trilegiant Retail Services, Inc. filed in the State of Delaware, including all amendments thereto and as last amended on December 28, 2005.

3.27	*	Amended and Restated By-laws of Trilegiant Retail Services, Inc.

4.1	*	Indenture, dated as of October 17, 2005 governing the 10 1/8% Senior Notes due 2013, among Affinion Group, Inc., a Delaware corporation, the Subsidiary Guarantors (as defined therein) and Wells Fargo Bank, National Association, as trustee.

4.2	*	Indenture, dated as of April 26, 2006 governing the 11 1/2% Senior Subordinated Notes due 2015, among Affinion Group, Inc., a Delaware corporation, the Subsidiary Guarantors (as defined therein) and Wells Fargo Bank, National Association, as trustee.

4.3	*	Registration Rights Agreement, dated as of October 17, 2005, among Affinion Group, Inc., a Delaware corporation, Credit Suisse Securities First Boston LLC, Deutsche Bank Securities LLC, Banc of America Securities LLC, BNP Paribas Securities Corp and the guarantors listed on Schedule B attached thereto.

4.4	*	Registration Rights Agreement, dated as of April 26, 2006, among Affinion Group, Inc., a Delaware corporation, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities LLC, Banc of America Securities LLC, BNP Paribas Securities Corp and the guarantors listed on Schedule B attached thereto.

4.5	*	Registration Rights Agreement, dated as of May 3, 2006, among Affinion Group, Inc., a Delaware corporation, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities LLC, Banc of America Securities LLC, BNP Paribas Securities Corp and the guarantors listed on Schedule B attached thereto.

4.6	*	Form of 10 1/8% Senior Note due 2013 (included in the Indenture filed as Exhibit 4.1 to this Registration Statement).

4.7	*	Form of 11 1/2% Senior Subordinated Note due 2015 (included in the Indenture filed as Exhibit 4.2 to this Registration Statement).

5.1	**	Opinion of Akin Gump Strauss Hauer & Feld LLP.

5.2	**	Opinion of Bass, Berry & Sims PLC.

5.3	**	Opinion of Troutman Sanders LLP.

5.4	**	Opinion of Holland & Hart LLP.

10.1	*	Credit Agreement, dated as of October 17, 2005, among Affinion Group Holdings, Inc., a Delaware corporation, Affinion Group, Inc., a Delaware corporation, the Lenders from time to time party hereto, Credit Suisse, Cayman Islands Branch, as administrative agent for the Lenders, Deutsche Bank Securities Inc., as syndication agent and Bank of America, N.A. and BNP Paribas Securities Corp., as documentation agents.

10.2	*	Senior Subordinated Bridge Loan Agreement, dated as of October 17, 2005, among Affinion Group Holdings, Inc., a Delaware corporation, Affinion Group, Inc., a Delaware corporation, the Lenders from time to time party hereto, Credit Suisse, Cayman Islands Branch, as administrative agent for the Lenders, Deutsche Bank Securities Inc., as syndication agent and Banc of America Bridge and BNP Paribas Securities Corp., as documentation agents.

Exhibit		Description

10.3	*	Guarantee and Collateral Agreement, dated and effective as of October 17, 2005, among Affinion Group Holdings, Inc., Affinion Group, Inc., each Subsidiary of the Borrower identified therein and Credit Suisse, Cayman Islands Branch, as administrative agent.

10.4	*	Management Investor Rights Agreement, dated as of October 17, 2005 among Affinion Group Holdings, Inc., a Delaware corporation, Affinion Group Holdings, LLC, a Delaware limited liability company, and the holders that are parties thereto.

10.5	*	Consulting Agreement, dated as of October 17, 2005, between Affinion Group, Inc., a Delaware corporation, and Apollo Management V, L.P., a Delaware limited partnership.

10.6	*	Affinion Group Holdings, Inc. 2005 Stock Incentive Plan, dated as of October 17, 2005.

10.7	*	Restricted Stock Agreement, dated as of October 17, 2005, between Affinion Group Holdings, Inc. and Nathaniel J. Lipman.

10.8	*	Option Agreement, dated as of October 17, 2005, between Affinion Group Holdings, Inc. and Nathaniel J. Lipman.

10.9	*	Option Agreement, dated as of October 17, 2005, between Affinion Group Holdings, Inc. and Optionee (with Optionee signatories being Rooney, Rauscher, Rusin, Siegel, among others).

10.10	*	Option Agreement, dated as of January 2, 2006, between Affinion Group Holdings, Inc. and Maureen E. O’Connell.

10.11	*	Retention Letter Agreement by and between Officer and Cendant Marketing Services Division as amended through June 28, 2005 (assumed by Affinion Group, Inc.) (as modified by the Subscription Agreement, dated as of October 17, 2005) (with Officer signatories being Lipman, Rauscher, Rusin, Siegel, among others).

10.12	*	Retention Letter Agreement by and between Robert Rooney and Cendant Marketing Services Division as amended through June 28, 2005 (assumed by Affinion Group, Inc.) (as modified by the Subscription Agreement, dated as of October 17, 2005).

10.13	*	Severance Agreement, dated May 29, 2002, by and between Todd H. Siegel and Trilegiant Corporation (assumed by Affinion Group, Inc.).

10.14	*	Severance Agreement, dated November 9, 2004, by and between Thomas J. Rusin and Trilegiant Corporation (assumed by Affinion Group. Inc.).

10.15	*	Subscription Agreement, dated as of October 17, 2005, between Affinion Group Holdings, Inc. and Investor (with Investor signatories being Rooney, Rauscher, Rusin, Siegel, among others).

10.16	*	Subscription Agreement, dated as of October 17, 2005, between Affinion Group Holdings, Inc. and Nathaniel J. Lipman.

10.17	*	Subscription Agreement, dated as of January 2, 2006, between Affinion Group Holdings, Inc. and Maureen E. O’Connell.

10.18	*	Supplemental Bonus Letter by and between Officer and Cendant Marketing Services Division dated September 28, 2005 (assumed by Affinion Group, Inc.) (with Officer signatories being Lipman, Rooney, Raucher, Rusin, Siegel, among others).

10.19	*	Employment Agreement, dated as of October 17, 2005, between Affinion Group, Inc., and Nathaniel J. Lipman.

10.20	*	Employment Agreement, dated as of June 15, 2005, by and between Affinion Group, LLC (f/k/a Cendant Marketing Group LLC), Affinion International Holdings Limited (f/k/a Cendant International Holdings Limited), and Robert Rooney.

10.21	*	Employment Agreement, dated as of September 10, 2002, by and between Trilegiant Corporation and Michael Rauscher.

Exhibit		Description

10.22	*	Employment Agreement, dated as of December 1, 2005, by and between Affinion Group, Inc. and Maureen E. O’Connell.

10.23	*	Patent License Agreement, dated as of October 17, 2005, between CD Intellectual Property Holdings, LLC, a Delaware corporation and Trilegiant Loyalty Solutions, Inc., a Delaware corporation.

10.24		Separation Agreement, dated as of July 5, 2006 between Affinion Group, Inc., Affinion Group Holdings, Inc. and Maureen E. O’Connell. Incorporated herein by reference to Exhibit 10.1 to Affinion Group, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2006 (File No. 333-133895).

12.1	*	Statement regarding earnings to fixed charges ratio.

21.1	*	Subsidiaries of Affinion Group, Inc.

23.1	**	Consent of Akin Gump Strauss Hauer & Feld LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement).

23.2		Consent of Deloitte & Touche LLP, an independent registered public accounting firm.

24.1	*	Powers of Attorney of Directors and Officers of the registrants (included on signature pages to original Registration Statement).

24.2	*	Power of Attorney of Robert B. Hedges, Jr.

25.1	*	Form T-1 of Wells Fargo Bank, National Association (with respect to the 10 1/8% Senior Notes due 2013).

25.2	*	Form T-1 of Wells Fargo Bank, National Association (with respect to the 11½% Senior Subordinated Notes due 2015).

99.1	*	Form of Letter of Transmittal.

99.2	*	Form of Notice of Guaranteed Delivery.

99.3	*	Form of Letter to Brokers.

99.4	*	Form of Letter to Clients.

*	Previously filed.
**	To be filed by amendment.
†	The schedules and exhibits to this agreement are omitted pursuant to Item 601(b)(2) of Regulation S-K. Affinion Group, Inc. agrees to furnish supplementally to the SEC, upon request, a copy of any omitted schedule or exhibit.